Form 20-F
period 2019-12-31
36Kr Holdings Inc.
filed 2020-04-30
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐                                   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐                                   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number: 001-39117

36Kr Holdings Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

5-6/F, Tower A1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, People’s Republic of China, 100026
(Address of principal executive offices)

Ms. Jihong Liang Chief Financial Officer
Tel: +86 10 5825-4106
E-mail: liangjihong@36kr.com

5-6/F, Tower A1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, People’s Republic of China, 100026

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 25 Class A ordinary shares, par value US$0.0001 per share	KRKR	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

* Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

937,358,520 ordinary shares, comprised of 841,275,820 Class A ordinary shares, par value US$0.0001 per share, and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐              No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐              No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒              No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒              No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17              ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐              No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐              No ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•                  “ADRs” refers to the American depositary receipts that evidence our ADSs;

•                  “ADSs” refers to the American depositary shares, each representing 25 of our Class A ordinary shares;

•                  “average monthly PV” during a period is calculated as the total PV during that period across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu, divided by the number of months in that period;

•                  “Beijing Duoke”, “variable interest entity” or “VIE” refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December 2016;

•                  “CAGR” refers to compound annual growth rate;

•                  “China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•                  “Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•                  “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•                  “JingData” refers to Beijing Venture Glory Information Technology Co., Ltd;

•                  “KOL” refers to key opinion leader;

•                  “New Economy” refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models;

•                  “New Economy companies” refers to companies driven by cutting-edge technology and innovative business models;

•                  “New Economy participants” refers to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy;

•                  “ordinary shares” as of the date hereof refers to our Class A ordinary shares of par value US$0.0001 per share and Class B ordinary shares of par value US$0.0001 per share;

•                  “PV” refers to page view;

•                  “RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•                  “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•                  “36Kr”, “we,” “us,” “our company,” and “our,” refer, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE (or, where the context requires, its predecessors).

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 24, 2020, the noon buying rate for Renminbi was RMB7.0813 to US$1.00.

i

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our goals and growth strategies;

•                  our future business development, results of operations and financial condition;

•                  relevant government policies and regulations relating to our business and industry;

•                  general economic and business condition in China; and

•                  assumptions underlying or related to any of the foregoing.

You should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.”, and read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A.         Selected Financial Data

The following selected consolidated statements of comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	73,958	173,783	283,426	40,712
Enterprise value-added services	42,465	100,238	319,469	45,889
Subscription services	4,084	25,072	52,711	7,571
Total revenues	120.507	299,093	655,606	94,172
Cost of revenues	(60,749)	(140,317)	(380,290)	(54,625)
Gross profit	59,758	158,776	275,316	39,547
Operating expenses:
Sales and marketing expenses	(32,275)	(66,984)	(131,301)	(18,860)
General and administrative expenses	(10,040)	(24,125)	(131,075)	(18,828)
Research and development expenses	(6,429)	(22,075)	(35,807)	(5,143)
Total operating expenses	(48,744)	(113,184)	(298,183)	(42,831)
Income/(loss) from operations	11,014	45,592	(22,867)	(3,284)
Other income/(expenses):
Share of loss from equity method investments	(549)	(2,794)	—	—
Gain on disposal of a subsidiary	—	—	11,454	1,645
Short-term investment income	371	9,300	4,115	591
Others, net	996	3,247	1,280	184
Income/(loss) before income tax	11,832	55,345	(6,018)	(864)
Income tax expense	(3,909)	(14,827)	(19,893)	(2,857)
Net income/(loss)	7,923	40,518	(25,911)	(3,721)
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(1,808)	(260)
Accretion of convertible redeemable preferred shares to redemption value	(2,834)	(120,060)	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	—	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	—	(36,977)	(5,311)
Net loss attributable to non-controlling interests	—	—	156	22
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	5,089	(80,567)	(850,441)	(122,157)

Net income/(loss)	7,923	40,518	(25,911)	(3,721)
Other comprehensive income/(loss)
Foreign currency translation adjustments	—	231	(3,285)	(472)
Total other comprehensive income/(loss)	—	231	(3,285)	(472)
Total comprehensive income/(loss)	7,923	40,749	(29,196)	(4,193)
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(1,808)	(260)
Accretion of convertible redeemable preferred shares to redemption value	(2,834)	(120,060)	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	—	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	—	(36,977)	(5,311)
Net loss attributable to non-controlling interests	—	—	156	22
Comprehensive income/(loss) attributable to 36Kr Holding Inc.’s ordinary shareholders	5,089	(80,336)	(853,726)	(122,629)

Net income/(loss) per ordinary share (RMB)
Basic	0.008	(0.275)	(2.310)	(0.332)
Diluted	0.007	(0.275)	(2.310)	(0.332)
Net loss per ADS (RMB)
Basic	—	—	(57.750)	(8.295)
Diluted	—	—	(57.750)	(8.295)

Weighted average number of ordinary shares used in per share calculation:
Basic	272,406,578	292,731,461	368,159,249	368,159,249
Diluted	313,723,248	292,731,461	368,159,249	368,159,249
Weighted average number of ADS used in per ADS calculation:
Basic	—	—	14,726,370	14,726,370
Diluted	—	—	14,726,370	14,726,370

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	45,643	48,968	177,372	25,478
Restricted cash	—	—	505	73
Short-term investments	102,334	145,451	86,362	12,405
Accounts receivable, net	62,801	182,269	538,537	77,356
Receivables due from related parties	2,134	11,018	4,615	663
Prepayments and other current assets	5,231	11,686	41,852	6,012
Total current assets	218,143	399,392	849,243	121,987
Non-current assets:
Property and equipment, net	532	15,472	15,964	2,293
Intangible assets, net	—	255	356	51
Equity method investments	2,951	—	41,861	6,013
Deferred tax assets	54	306	3,391	487
Total non-current assets	3,537	16,033	61,572	8,844
Total assets	221,680	415,425	910,815	130,831

Liabilities
Current liabilities:
Accounts payable	10,491	20,270	139,336	20,014
Salary and welfare payables	11,541	36,160	50,721	7,286
Taxes payable	9,496	16,917	35,341	5,076
Deferred revenue	3,546	4,227	8,161	1,173
Amounts due to related parties	1,777	1,979	—	—
Accrued liabilities and other payables	7,973	5,152	33,308	4,784
Total current liabilities	44,824	84,705	266,867	38,333
Total liabilities	44,824	84,705	266,867	38,333

Total mezzanine equity	588,541	816,332	—	—
Total shareholders’ (deficit)/equity	(411,685)	(485,612)	643,948	92,498
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	221,680	415,425	910,815	130,831

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(11,444)	(45,598)	(158,937)	(22,829)
Net cash (used in)/provided by investing activities	(105,892)	(56,294)	9,885	1,421
Net cash provided by financing activities	162,979	104,716	278,337	39,979
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	—	501	(376)	(54)
Net increase in cash, cash equivalents and restricted cash	45,643	3,325	128,909	18,517
Cash, cash equivalents and restricted cash at beginning of the year	—	45,643	48,968	7,034
Cash, cash equivalents and restricted cash at end of the year	45,643	48,968	177,877	25,551

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation. We define adjusted EBITDA as adjusted net income/(loss) before interest income, interest expenses, income tax expense, depreciation of property and equipment and amortization of intangible assets. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitate investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2017, 2018 and 2019 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Net income /(loss)	7,923	40,518	(25,911)	(3,721)
Share-based compensation expenses	4,888	5,111	91,171	13,096
Non-GAAP adjusted net income	12,811	45,629	65,260	9,375
Interest (income)/expense, net	173	75	(292)	(42)
Income tax expense	3,909	14,827	19,893	2,857
Depreciation and amortization expenses	487	1,603	4,231	608
Non-GAAP adjusted EBITDA	17,380	62,134	89,092	12,798

3.B.         Capitalization and Indebtedness

Not applicable.

3.C.         Reason for the Offer and Use of Proceeds

Not applicable.

3.D.         Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced our operations as a stand-alone company when we were incorporated by Beijing Xieli Zhucheng Finance Information Service Co., Ltd., or Xieli Zhucheng, in December 2016. Since then we have achieved rapid growth in terms of user traffic, customer base and revenues. However, our limited operating history as a stand-alone company may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

• enrich New Economy-focused content offerings;

• maintain, strengthen and diversify content distribution channels;

• retain existing users on, and attract new users to, our platforms;

• offer comprehensive business services tailored to enterprises’ needs throughout their lifecycles;

• attract, retain and motivate talented in-house content creation team;

• maintain stable relationships with third-party professional content providers;

• develop and implement successful monetization strategies;

• increase brand awareness through marketing and branding activities;

• upgrade existing technology and infrastructure and develop new technologies;

• successfully compete with other companies that are currently in, or may in the future enter, our industry; and

• adapt to the evolving regulatory environment.

All of these endeavors involve risks and will require significant allocation of management and employee resources and capital expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations and financial condition will be materially and adversely affected.

We are subject to risks associated with operating in the rapidly evolving New Economy sectors.

As a New Economy-focused content and business services provider dedicated to serving New Economy participants in China, we are subject to risks associated with the rapidly evolving nature of New Economy sectors, including but not limited to technology, consumer, retail, healthcare and enterprise services. Our future business, financial conditions, and results of operations will largely depend on the development of China’s New Economy and the growth of the number of New Economy participants. New Economy in China has experienced periods of rapid expansion, and the market size of New Economy-focused online advertising services, enterprise value-added services, and subscription services is expected to grow rapidly. However, there are significant uncertainties with respect to the growth and sustained profitability of China’s New Economy sectors, including changes in general economic conditions in China, New Economy market trends and regulatory environment. Most of these factors are beyond our control. For example, adverse regulatory developments in New Economy sectors in China, such as new or stricter licensing requirements and restrictive industry policies, could materially affect the result of operations and financial conditions of our customers participating in such industries, which may in turn reduce their demand for our services. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business.

We believe that maintaining and enhancing our 36Kr brand is critical to our success, especially user and customer acquisition and retention. Unsuccessful marketing efforts, low-quality content and service offerings and unsatisfying user and customer experience are likely to harm our brand image and value.

In addition, negative publicity about us, our services, operations and our management may adversely affect our reputation and business. We have from time to time received negative publicity, including negative Internet and blog postings about our company, our business, our management, our services or our affiliates. Certain of such negative publicity may come from malicious harassment or unfair competition acts by third parties. Our brand and reputation may be materially and adversely affected, which in turn may cause us to lose market share, users, customers and other third parties we conduct business with. As a result, our results of operations and financial performance may be negatively affected.

If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected.

We have experienced significant user growth over the past several years. Our success depends on our ability to generate sufficient user traffic on our platform through the provision of high-quality New Economy-focused content. To attract and retain users, we need to further enrich our content by producing and sourcing new high-quality content in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to changing user preferences, development in New Economy market trends. If we fail to cater to the needs and preferences of our users or deliver high-quality content in an efficient manner, we may suffer from reduced user traffic. In addition, if our valuable users no longer contribute their opinions or comments or other forms of interactive content to our platform, we may experience a decrease in the number of users or level of user engagement. At the same time, spam or excessive advertisement could impact user experience on our platform, which could damage our reputation and deter visits to our platform. If we are unable to grow our user base or increase user engagement, our platform will become less attractive to potential customers, especially online advertising services customers. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit.

We currently generate a majority of our revenues from online advertising services. Nevertheless, we have been diversifying and may further diversify our monetization channels by introducing new services, including services with which we have limited or no prior experience. We have been expanding our comprehensive enterprise value-added service offerings to meet various demands of our customers. We cannot assure that any of our newly launched services will successfully achieve wide market acceptance, increase the penetration of our addressable market or generate revenues or profit. If our business initiatives fail to enhance our monetization abilities, we may not be able to maintain or increase our revenues or recover any associated costs, and our business and operating results may suffer as a result.

Our business could suffer if we are unable to retain or hire quality in-house writers and editors.

We rely primarily on our in-house writers and editors to create high-quality original content. We intend to continue to invest resources in our in-house writer and editorial team to maintain and improve content creation capabilities. Nevertheless, the demand and competition for talent is intense in our industry, particularly for skilled writers and editors. Therefore, we may need to offer high compensation and additional benefits to maintain a skilled in-house content creation team, which could increase our expenses. If we fail to compete effectively for talents, lose existing writers or editors, or fail to otherwise maintain an in-house content creation team at reasonable costs, our in-house content creation capabilities would be negatively affected. Any deterioration in our in-house content creation capabilities may materially and adversely affect our business and operating results. If we are unable to offer high-quality original content in a cost-effective manner, our user experience may be adversely affected, and we may suffer from reduced user traffic. Our business, financial condition and results of operations may be materially and adversely affected as a result.

Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations.

Third-party professional content constitutes a meaningful part of our content offerings, and we intend to continue to attract and explore new partnership with third-party professional content providers. If we fail to maintain our relationship with them, or they fail to provide content of satisfactory quality upon terms commercially acceptable to us, we may loss a significant portion of high-quality content offerings, and as a result our brand and operations could be materially harmed.

Our business, prospects and financial results may be affected by our relationship with third-party platforms.

We distribute certain of our content through our accounts on leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu. These third-party platforms enable us to effectively extend our user reach and enhance our influence. In the twelve-month period ended December 31, 2019, we achieved an average monthly PV of 425.4 million, of which 409.0 million was derived from these third-party platforms. To the extent that we fail to leverage such third-party channels, our ability to attract or retain users may be harmed. If our relationship with these third-party platforms deteriorates or is terminated or we fail to establish or maintain relationships with them on commercially viable terms, we may not be able to quickly locate alternative channels. As a result, the aforementioned circumstances may limit our ability to continue growing our user base and have a material adverse effect on our business, financial condition and results of operations.

If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

China has enacted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. In addition, certain news items, such as news relating to national security, may not be published without permission from the PRC regulatory authorities. If the PRC regulatory authorities were to take any action to limit or prohibit the distribution of information through our platform or our services, or to limit or regulate any current or future content or services available to users on our platform, our business could be significantly harmed.

In addition, we operate discussion forum, blog, comment section and user survey for our users to interact on our platform, such as expressing opinions, posting comments and discussing with each other, and thereby generating our user interactive content. We have implemented an efficient and thorough content screening and monitoring mechanism which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively.

Failure to identify and prevent illegal or inappropriate content from being distributed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 61.4%, 58.1% and 43.2% of our total revenues in 2017, 2018 and 2019, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities.

The COVID-19 outbreaks may adversely affect our business.

Recently, there was an outbreak of a novel strain of coronavirus, or the COVID-19, in China, which has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since most of our operations are based in China and our workforce are concentrated in China, if the COVID-19 cannot be effectively controlled, our business, financial condition or results of operations could be adversely affected. While there has been intensifying efforts to contain the spread of the COVID-19 by the governments of the countries and territories affected, the extent to which the COVID-19 impacts our results is highly uncertain. As of the date of this annual report, we have experienced and do expect certain adverse impacts from the spread of the COVID-19, such as delays or cancelations of our offline events. As the epidemic has its shadows over society as a whole, some of our clients are seriously suffering. Meanwhile, since we serve clients from a wide spectrum of industries, the operational risk from reduced demand is partially diversified and offset. In addition, we are also able to partner with those clients that are less impacted or experience booming demand due to the containment measures, include clients in online education, online entertainment, online retail, telecommuting, and enterprise services industries. As the COVID-19 situation is evolving and business visibility is still limited, we are closely monitoring the epidemic development and evaluating its impact on our business. However, any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge concerning the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our platform.

The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for services providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China’s government regulation of the Chinese Internet sector include the following:

We operate our platform in China through entities controlled via contractual arrangements versus direct ownership due to restrictions on foreign investment.

Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China may subject us to potential civil and criminal liability, temporary blockage of platform or complete shut-down of our platform.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our content and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. In addition, the direct shareholders of our VIE are PRC incorporated entities rather than PRC individuals. Therefore, the upward ownership structure and ultimate beneficial parties of such shareholders may vary from time to time, and we or our VIE may not be informed or aware of such variations. If any such change results in direct or indirect foreign stake in any of the shareholders of our VIE, our VIE may not be eligible for maintaining certain existing licenses to operate business where foreign investment is prohibited or restricted.

Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT), the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

The content provided on our platform, including New Economy-focused industry reports, market updates, flash updates, columns and interviews, may be deemed to be news information content. Pursuant to the Provisions for the Administration of Internet News Information Services issued by the national CAC on May 2, 2017 that became effective on June 1, 2017, an Internet news information license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including forwarding Internet news information and offering of platforms for the dissemination of Internet news information. As such, we may be required to obtain an Internet news information license from CAC for our business. In practice, competent Internet news information services providers that are not state-owned, such as our company, may need to introduce a state-owned shareholder in order to facilitate the application and approval process for the Internet news information license. See “Item 4. Information on the Company—4.B. Business Overview—Regulation——Regulation on Internet News Services.”

In addition, according to the Provisions for the Administration of Internet News Information Services, those that apply for a license for Internet news information collecting, editing and publishing service shall be news agencies (including the entities held thereby) or the entities under the charge of news publicity authorities. Internet news information services providers shall separate their news collection and editing services from other operational businesses and non-state-owned capitals shall not engage in services of collecting and editing Internet news information. We are not a news agency or a state-owned entity engaging in services of collecting and editing Internet news information. As such, we may not be permitted to collect and edit Internet news information. As a result, the CAC or its applicable office at the provincial level may, at its sole discretion, order us to cease relevant operations, and impose a fine of more than RMB 10,000 and less than RMB 30,000; where a crime is constituted, it shall be subject to criminal liabilities.

We plan to apply for the Internet news information license from the CAC through our VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business and our results of operations and financial condition could be materially and adversely affected. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company—4.B. Business Overview—Regulation——Regulations on Internet Audio-visual Program Services.”

We provide our content in various formats, including a small portion of audio and video, and we plan to continue to offer audio and video content on our platform. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. We currently do not possess such license. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under these rules, providers of online publications are required to hold the Internet publishing license. However, uncertainty remains regarding the interpretation of relevant concepts, including “online publications” under the current PRC laws and regulations. Although we have not been required by the General Administration of Press and Publication or other relevant authorities to obtain the Internet publishing license as of the date of this annual report, we may face further scrutiny by such authorities and they may require us to apply for such license or subject us to penalties. In addition, cooperation between Internet publishing services providers and wholly foreign-owned enterprises, Sino-foreign equity joint ventures, or Sino-foreign cooperative enterprises within China or overseas organizations or individuals engaging in Internet publishing business shall be subject to examination and approval by the General Administration of Press and Publication in advance. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Publishing.”

If the provision of our in-house-generated content, in the forms of articles, pictures, audio and video clips, on our online platform is considered “online publishing”, we may be required to obtain the Internet publishing license. If the relevant regulatory authorities find our operations without an Internet publishing license to be in violation of the applicable laws and regulations, such regulatory authorities may order us to cease relevant operations or close our platform, or confiscate the devices we used for such operation. If our revenue from such violation is less than RMB10,000, the relevant regulatory authorities may impose a fine of less than RMB50,000. If our revenue from such violation is RMB10,000 or above, such regulatory authorities may impose a fine equivalent to five to ten times of our revenue from the violation. In addition to the administrative penalties, our operation without the Internet publishing license may also subject us to civil and criminal liabilities.

We plan to apply for the Internet publishing license through our VIE when it is feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for lack of the license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet publishing license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Lack of online culture operating permit may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

On February 17, 2011, the Ministry of Culture (the predecessor of the Ministry of Culture and Tourism) issued the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provision, which was amended in 2017. According to the Internet Culture Provision, Internet culture activities include: (i) production, reproduction, import, release or broadcast of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on Internet; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. Pursuant to the Internet Culture Provision, commercial Internet culture activities shall be approved by the relevant cultural administration authorities or cultural market enforcement authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Online Culture Administration.”

Based on our understanding of the current PRC laws and regulations as well as inquiry with PRC government, our content and services may not be considered as “online culture product.” However, there is uncertainty with respect to the interpretation and application of PRC laws. If our content and services are considered as “online culture product”, we will be required to obtain the online culture operating permit from the relevant local branches of the Ministry of Culture and Tourism. Additionally, if the relevant regulatory authorities find our current operations without an online culture operating permit to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to cease our relevant operation, and may also be subject to a fine of no more than RMB30,000. If we refuse to cease the relevant operation, we may also be blacklisted publicly as an uncreditworthy entity. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for lack of the permit. However, in the past, the Ministry of Culture Tourism or its relevant local branch ordered certain PRC companies to suspend their online content offering for a certain period of time due to their lack of the online culture operating permit. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Lack of production and operation of radio and television programs license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a production and operation of radio and television program license from the SARFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on the Administration of Production and Operation of Radio and Television Programs.”

Our in-house content are generated in the forms of articles, pictures, audio and video clips. Based on our understanding of the current PRC laws and regulations as well as inquiry with PRC government, radio and television programs primarily refer to content distributed on radio and television instead of on mobile apps and websites. However, there is uncertainty with respect to the interpretation and application of PRC laws. If our in-house generated audio and video content are considered as radio and television programs, we will be required to obtain the production and operation of radio and television program license. Additionally, the relevant regulatory authorities may also find our current operations without the production and operation of radio and television program license to be in violation of the applicable laws and regulations. As a result, we may be ordered to cease our relevant operation, or be subject to a fine of RMB10,000 to RMB50,000 and a confiscation of devices used in our relevant operation.

We have applied for the production and operation of radio and television programs license as of the date of this annual report. Given the evolving regulatory environment, we cannot assure you that we will timely obtain the license. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for lack of the license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of production and operation of radio and television programs license. As such, we cannot assure you that we will not be subject to any warning, investigations or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Advertisements on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authorities. To fulfill these monitoring functions, we typically include clauses in our online advertising contracts requiring that all advertising content provided by online advertising services customers must comply with relevant laws and regulations. Under PRC law, we may have claims against online advertising services customers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our online advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC regulatory authorities may force us to terminate our online advertising operation or revoke our licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Online Advertising Services.”

A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content monitoring systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true, accurate and legitimate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Online Advertising Services.”

We face competition in major aspects of our business. If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.

The New Economy-focused business services market is highly competitive. Our online advertising services face competition from other content-based online advertising services providers as well as technology channels of major Internet information portals, such as Sina and Tencent News. For our enterprise value-added services, we face competition from other New Economy-focused enterprise value-added services providers as well as traditional marketing, consulting and public relation companies. We also compete with paid content services providers with respect to our subscription services. We also face competition from traditional advertising media. If we cannot effectively compete with these platforms and distribution channels for marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected.

Our competition is primarily centered on increasing user traffic, user engagement and brand recognition, as well as customer acquisition and retention, among other factors. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and customers. Our competitors may compete with us in a variety of ways, including by offering popular content, introducing new business services, conducting more aggressive brand promotions and other marketing activities and through investments and acquisitions. If any of our competitors achieves greater market acceptance or is able to offer more attractive content and business services than us, our user traffic, customer acquisition and retention, brand value and market share may decrease, which may have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and branding activities. In 2017, 2018 and 2019, we incurred RMB32.3 million, RMB67.0 million and RMB131.3 million (US$18.9 million) in sales and marketing expenses, accounting for 26.8%, 22.4% and 20.0% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

Content provided on our platform may expose us to libel or other legal claims which may result in costly legal damages.

Claims may be threatened and filed against us for libel, defamation, invasion of privacy, intellectual property right infringements and other theories based on the nature and content of the information distributed on our platform. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from our user interactive content and content we source from third parties. In the past, there was no claim brought against us which resulted in material liability, but we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team and harm our reputation and possibly our business.

If we are unable to manage our growth, our business and prospects may be materially and adversely affected.

We have experienced rapid growth since our incorporation in 2016. To manage our business expansion, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to spend more on sales and marketing in order to support any such expansion and our efforts may not be effective. If we fail to manage our expansion effectively or efficiently, our business and results of operations may be materially and adversely affected.

We may face challenges in expanding our international and local operations.

We rely on our diversified distribution channels to deliver our content to users in a cost-effective and timely manner. Specifically, we collaborate with established overseas and local media companies in setting up overseas and local stations. On the one hand, we face risks associated with expanding into new regions and markets in which we have limited or no experience and in which our brand may be less known. We may be unable to attract a sufficient number of users and other participants through our overseas and local stations. We may face fierce competition from overseas and local markets or other difficulties in operating effectively in these new markets. On the other hand, our international expansion and local penetration will also expose us to risk such as increased demands on management, operational and financial resources, different regulatory compliance requirements and exchange rate fluctuations, among others. One or more of these factors could adversely impact our international and local operations. Accordingly, any efforts we make to expand our international and local operations may not be successful.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. Furthermore, if such goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. Such investments and acquisitions may also require our management team to devote a significant amount of attention. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We have recorded negative cash flows from operating activities historically. We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB11.4 million, RMB45.6 million and RMB158.9 million (US$22.8 million) in 2017, 2018 and 2019, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

• our market position and competitiveness in the New Economy-focused business services market;

• our future profitability, overall financial condition, results of operations and cash flows;

• general market conditions for capital raising activities by New Economy and other Internet companies in China; and

• economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We typically extend to our customers credit terms ranging from 90 to 270 days, resulting in accounts receivable. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

A considerable portion of our revenues is derived from a limited number of our customers. In 2019, our top five customers in aggregate accounted for 52% of our total revenues, and our largest customer accounted for 31% of our total revenues. Our largest customer in 2019 is a third-party agency, through which we provided integrated marketing services to seven companies. Nevertheless, there are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It may not be possible for us to predict the future level of demand for our services by our largest customers. Actions taken by our largest customers to exploit their comparably superior bargaining position when negotiating for renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customers may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customers on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our services or risk losing our largest customers, which could have an adverse effect on our revenues and margins, and could negatively affect our financial position and results of operations and/or trading price of our ADSs.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-hows, customers and other valuable resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content distributed on our platform, which may be expensive to defend and may materially and adversely affect our business, financial condition and prospects.

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. The validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

While our content screening and monitoring mechanism screens content for potential copyright infringements, we may not be able to identify all instances of copyright infringement, especially those arising from professional content we source from third parties. For example, content providers may submit copyrighted content that they have no right to distribute. In the event we deliver content that violates the copyrights of a third party, we may be required to pay damages to compensate such third party. In addition, our platform allows our users to voice their opinions, express their views, discuss with each other and provide feedbacks to our content. Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to post any content that is illegal, obscene or may otherwise violate generally accepted codes of ethics. We have also implemented automated and manual review of the content on our platform. However, there is no assurance that we can to identify and remove all potentially infringing content uploaded by our users. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been, and may in the future be, subject to such claims in the PRC.

In addition, we operate our platform primarily through our consolidated affiliated entities and their subsidiaries, and our ability to monitor content as described above depends in large part on the experience and skills of the management of, and our control over, those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.”

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts, the fact that we sub-licensed content from licensors who in turn obtained their authorizations from content providers in the United States and other jurisdictions or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

We may not be able to adequately protect our intellectual property and prevent others from unauthorized use of our intellectual property, which could cause us to be less competitive and harm our business.

We rely on a combination of copyright, trademark and other intellectual property laws and confidentiality agreements and other measures to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring such unauthorized use is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The PRC has historically afforded less protection to a company’s intellectual property than the United States and the Cayman Islands, and therefore companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. We may also get involved in legal disputes, claims or litigation in connection with our major corporate actions. For example, in connection with our reorganization, shareholders of Xieli Zhucheng are entitled to designate an entity to subscribe for and/or receive shares of our company reflecting their respective indirect ownership percentages in our VIE before completion of the reorganization. Certain shareholder of Xieli Zhucheng, however, has not officially responded to Xieli Zhucheng’s request for such designation. As such, Xieli Zhucheng designated an offshore entity to hold the shares that such shareholder is entitled to receive in the reorganization, which represent 1.4% of our total outstanding shares as of the date of this annual report, pending further instructions from such shareholder. We cannot assure you, however, that such shareholder will be satisfied with such arrangement or will not file any claim or lawsuit against Xieli Zhucheng or us to claim for damages or even challenge the validity of the reorganization and our contractual arrangements with our VIE.

We cannot predict the outcome of any litigation, legal disputes, claims or administrative proceedings. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

We have undertaken strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

Our business has benefited from our collaborations with our strategic partners to provide services that are critical to our businesses. For example, through our strategic partnership with JingData, we collectively contribute to and manage a massive database of over 840,000 enterprises, which is essential to our business. If there is a material disruption in the business of JingData, or any systems failure or security breach or lapse from JingData, our business, financial condition and results of operations may be adversely affected. We cannot assure you that such alliances or partnerships will make a positive contribution to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and customer experience.

We rely on third-party online payment platforms as to certain aspects of our operations. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our customers may pay for our service using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

Our business, results of operations and financial condition may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

We have experienced, and may experience in the future, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and as we continue to diversify into new content formats, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our platform or we are not able to make information available rapidly on our platform, or at all, users may become frustrated and seek other channels for their New Economy-focused content, and may not return to our platform or use our platform as often in the future, or at all. This would negatively impact our ability to attract users and maintain high level of user engagements as well as our ability to attract online advertising services customers.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication services providers to provide us with data communications capacity. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications services providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications services providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

Privacy concerns relating to our services and the use of user information could damage our reputation, deter current and potential users and customers from using our services and negatively impact our business.

We collect personal data from our users in order to better study and predict the preferences and demands of our users, and in turn tailor and recommend our content offerings accordingly. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our business, results of operations and financial condition. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Privacy Protection.”

If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.

Our services involve the storage and transmission of users’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. Our user data is encrypted and saved on cloud-based servers, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. Upon a security breach, our technical team will be notified immediately and diagnose and solve the technical problems. As of the date of this annual report, we have not experienced any material incidents of security breach.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our user accounts or redirect our user traffic to other websites. Functions that facilitate interactivity with other mobile applications, which among other things allows users to log into our platform using their accounts or identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users’ data or accounts, or may otherwise obtain access to such data or accounts. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our services that could have an adverse effect on our business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, results of operations and financial condition.

Our user and customer operating metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

We regularly review our operating metrics in relation to our users and customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operation results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across a large population in China. For example, we may not be able to distinguish individual users who have multiple registered accounts across our self-operated platforms and third-party platforms. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If online advertising services customers or investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user or other operating metrics, our reputation may be harmed.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have limited business insurance coverage which could expose us to significant costs and business disruption.

Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For instance, advertising and marketing activities tend to be less active during the first quarter, which is Chinese New Year holiday season. As compared to the first quarter, our online advertising services customers tend to increase advertising and marketing spending near the end of each calendar year when they spend their remaining annual budgets. Moreover, as most of our offline events are hosted in the fourth quarter of each year, we also experience increase in revenues during the fourth quarter of each year for our enterprise value-added services. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have granted, and may continue to grant, share incentives, which may have an adverse effect on our future profit.

Beijing Duoke adopted a share incentive plan in December 2016, or the 2016 Share Incentive Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2016 Share Incentive Plan was canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2016 Share Incentive Plan is expected to receive corresponding grants under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 137,186,000. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

In 2017, 2018 and 2019, we recorded RMB4.9 million, RMB5.1 million and RMB91.2 million (US$13.1 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, ongoing trade disputes and tariffs, and the recent outbreak of COVID-19 pandemic. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.1% in 2019. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics. See “—The COVID-19 outbreaks may adversely affect our business.” Our business operations could be disrupted if any of our employees is suspected of having abovementioned or any other contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (Negative List 2019) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial Internet content provider or other value-added telecommunication services provider other than an e-commerce services provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication services provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in Internet dissemination, Internet content provision, Internet news information services, online publishing businesses, certain Internet culture businesses, Internet audio-visual programs businesses and production and operation of radio and television programs. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Foreign Investment Law”

We are a Cayman Islands company and our subsidiary in China is currently considered a foreign-invested enterprise. Accordingly, in practice, our PRC subsidiary is not eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIE, and its subsidiaries. Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIE and its shareholders, which enables us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services and other foreign prohibited services or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

• revoking the business licenses and/or operating licenses of such entities;

• discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

• imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

• requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;

• restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; or

• taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIE that most significantly impact their economic performance and/or our failure to receive the economic benefits of our VIE, we may not be able to consolidate their operating results in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

We rely on contractual arrangements with our VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our revenues in 2017, 2018 and 2019.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we expect to rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks will exist throughout the period in which we operate our business through the contractual arrangements with our VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIE, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIE’s financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us.”

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose additional tax liability on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by our VIE.

As part of our contractual arrangements with our VIE, our VIE holds certain assets, licenses and permits that are material to our business operations, including without limitation permits, licenses, domain names and most of our IP rights. The contractual arrangements contain terms that specifically obligate our VIE’s shareholders to ensure the valid existence of our VIE and restrict the disposal of material assets of our VIE. However, in the event that our VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of our VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related To Doing Business In China

Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations concerning the industries we operate are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the industries we operate in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the industries we operate. Moreover, developments in the industries we operate may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict us, which could materially and adversely affect our business and operations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

Substantially all of our operations are located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and operating results.

Certain judgments obtained against us by our shareholders may not be enforceable in China.

We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our platform.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our platform is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. In addition, under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties paid by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident non-PRC enterprise investors, and net proceeds from any such foreign enterprise investor’s disposition of shares of the PRC subsidiary, are subject to a 10% withholding tax, unless the foreign enterprise investor qualifies for the benefits of a tax treaty with China that provides for a reduced rate of withholding tax.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and follow-on public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or our VIE and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Moreover, there remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes foreign exchange controls on the convertibility of the Renminbi, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders and holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange and Offshore Investment.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE, the National Development and Reform Commission, or the NDRC, or MOC branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or outbound investment filings. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration or outbound investment filings requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC or MOC regulations. Failure by such shareholders or beneficial owners to comply with SAFE, NDRC or MOC regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards, may follow the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange and Offshore Investment.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange and Offshore Investment.”

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs, if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the Securities and Exchange Commission, or the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In particular, the statement mentioned that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. The statement further highlights a number of other risks associated with emerging markets, including without limitation that quality of financial information, requirements and standards vary greatly in emerging markets, the ability of U.S. authorities to bring actions in emerging markets may be limited and shareholders have limited rights and few practical remedies in emerging markets.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 “big four” PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related To the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The daily closing trading prices of our ADSs ranged from US$7.73 to US$13.06 per ADS in 2019. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

• variations in our revenues, operating costs and expenses, earnings and cash flow;

• announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

• announcements of new products and services by us or our competitors;

• changes in financial estimates by securities analysts;

• detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

• announcements of new regulations, rules or policies relevant for our business;

• additions or departures of key personnel;

• allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

• release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

• potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period described elsewhere in this annual report beginning from November 8, 2019 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Because we do not expect to pay cash dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our third amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our third amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association and the register of mortgages and charges, and any special resolutions passed by these companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our third amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. Under our third amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is fifteen (15) days. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dagang Feng, our chief executive officer and the co-chairman of our board of directors, hold approximately 75.5% voting power as of the date of this annual report, including his sole voting power and the shared voting power resulting from arrangement under an acting-in-concert agreement entered into in September 2019. For more information, see “Item 6. Directors, Senior Management and Employees—F. Share Ownership.” Accordingly, Mr. Feng will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. The voting control of Mr. Feng will limit the ability of other shareholders to influence corporate activities and, as a result, we may take actions that shareholders other than Mr. Feng do not view as beneficial. As a shareholder, even a controlling shareholder, Mr. Feng is entitled to exercise his voting power in his own interests, which may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, because Mr. Feng controls a majority of our voting stock, he may pursue corporate opportunities independent of us.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 25 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of the date of this annual report, Palopo Holding Limited, an entity wholly owned by Dagang Feng, and 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 10.3% of our total issued and outstanding share capital and 74.1% of the aggregate voting power of our total issued and outstanding share capital.

As a result of this dual-class share structure, the holders of our Class B ordinary shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, future issuances of Class B ordinary shares may be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected. Furthermore, the conversion of Class B ordinary shares to Class A ordinary shares over time, while increasing the absolute voting power of holders of our Class A ordinary shares, may have the effect of increasing the relative voting power of the holders of Class B ordinary shares who retain their shares in the long term. As a result, the relative voting power of holders of Class A ordinary share may remain limited for a significant period of time.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules since Dagang Feng controls a majority of our total voting power as of the date of this annual report. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, such as the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The difference in the voting rights of our Class A ordinary share and Class B ordinary share may harm the value and liquidity of our Class A ordinary share.

The difference in the voting rights of our Class A ordinary share and Class B ordinary share could harm the value of our Class A ordinary share to the extent that any investor or potential future purchaser of our Class A ordinary share ascribes value to the right of holders of our Class B ordinary share to 25 votes per share. The existence of our dual-class share structure could also result in less liquidity for our Class A ordinary share than if there were only one class of our ordinary share.

Our dual-class share structure may depress the trading price of our Class A ordinary share.

Our dual-class share structure may result in a lower or more volatile market price of our Class A ordinary share or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares from being added to these indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple- class structures. As a result, our dual-class share structure may prevent the inclusion of our Class A ordinary share in these indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary share. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary share.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. As a result of our reliance on the “foreign private issuer” or the “controlled company” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for the taxable year of 2019. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets (including goodwill) from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our ADS price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. If we were a PFIC for any taxable year during which a U.S. investor held ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation——Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.                INFORMATION ON THE COMPANY

4.A.         History and Development of the Company

Our Corporate History

Our 36Kr.com website was launched in December 2010, offering New Economy-focused content. In July 2011, Xieli Zhucheng was incorporated in the PRC. In December 2016, Xieli Zhucheng incorporated a wholly-owned subsidiary in the PRC, Beijing Sanshiliuke Culture Media Co., Ltd., or Beijing Sanshiliuke, to host all its businesses of New Economy-focused content and business services. In May 2017, Beijing Sanshiliuke changed its name to Beijing Pinxin Media Culture Co., Ltd., which later changed its name to Beijing Duoke Information Technology Co., Ltd. in March 2019.

We incorporated 36Kr Holdings Inc. in the Cayman Islands on December 3, 2018. On December 4, 2018, the BVI Subsidiary was incorporated under the laws of the British Virgin Islands as 36Kr Holdings Inc.’s wholly-owned subsidiary. On December 20, 2018, the HK Subsidiary was incorporated as the BVI Subsidiary’s wholly-owned subsidiary in Hong Kong. On February 25, 2019, 36Kr Global Holding (HK) Limited, or the 36Kr Global, was incorporated as the HK Subsidiary’s wholly-owned subsidiary in Hong Kong. On May 21, 2019, Tianjin Duoke was incorporated as the HK Subsidiary’s wholly-owned subsidiary in the PRC. On June 25, 2019, Beijing Dake was incorporated as Tianjin Duoke’s wholly-owned subsidiary in the PRC. In September 2019, Lotus Walk Inc. subscribed 51% of the equity interest in 36Kr Global, to jointly explore business opportunities in overseas markets with us.

In September 2019, to obtain control over Beijing Duoke, which we refer to as our VIE, and conduct substantially all of our operations in China, we entered into a series of contractual arrangements through Beijing Dake with our VIE and its shareholders. Our contractual arrangements with our VIE and its shareholders have enabled us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In November 2019, we completed an initial public offering in which we offered and sold an aggregate of 34,500,000 Class A ordinary shares in the form of ADSs. On November 8, 2019, the ADSs began trading on the Nasdaq Global Market, or the Nasdaq, under the symbol “KRKR”.

Our corporate headquarters is located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is + 86 10-5825-4106. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, NY 10016. Our principal website is www.36kr.com. The information contained on our website is not a part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B.         Business Overview

Mission

Our mission is to empower New Economy participants to achieve more.

Overview

We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China.

New Economy is rapidly transforming businesses through cutting-edge technology and innovative business models. New Economy covers a wide and expanding spectrum of industries, including the Internet, hardware and software technologies, consumer and retail and finance industries. It has brought tremendous opportunities to New Economy participants in China, including New Economy companies driven by and traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy.

We started our business with high-quality New Economy-focused content offerings. Leveraging traffic brought by high-quality content, we have expanded our offerings to business services, including online advertising services, enterprise value-added services and subscription services. We are a well-recognized platform among New Economy participants in China. With our significant brand influence, we are well-positioned to continuously capture the high growth potentials of China’s New Economy.

High-quality New Economy-focused content is the foundation of our business. We provide insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, in January 2013, we were the first to report on ByteDance, which later became a world-leading technology company. Meanwhile, our content covers a variety of industries in China’s New Economy, such as technology, consumer, retail, healthcare and enterprise services. With diverse distribution channels, we are a leading New Economy-focused content platform in China.

We offer business services, including online advertising services, enterprise value-added services and subscription services to our customers. We address the evolving needs of New Economy companies and upgrading needs of traditional companies by providing them with tailored advertising and marketing solutions and other enterprise value-added services. We also help institutional investors identify promising targets, source investment opportunities and connect them with startup companies directly. Additionally, we have cultivated a large number of subscribers who purchase our premium content and other benefits. Through our diverse service offerings, we have captured extensive monetization opportunities.

With high-quality content and diverse business service offerings, we have fostered an affluent and sophisticated user base and as such, attracted a valuable customer base.

We are supported by comprehensive database and strong data analytics capabilities. With a massive corporation information database covering over 840,000 enterprises, we are able to gain valuable insights into the latest development of New Economy. Through data analysis on user and customer preferences, we are able to recommend our content and tailor business service offerings accordingly.

We have achieved significant revenue growth. Our revenue increased by 119.2% from RMB299.1 million in 2018 to RMB655.6 million (US$94.2 million) in 2019. Our net loss was RMB25.9 million (US$3.7 million) in 2019, compared to a net income of RMB40.5 million in 2018.

Our Strengths

Prominent brand and pioneering platform

We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, offering New Economy-focused content and business services. We are a well-recognized platform among New Economy participants in China. As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. As we cultivate the growth of New Economy participants, we have become their preferred platform for New Economy-focused content and business services. As New Economy companies flourish and traditional companies seek upgrades, the demands for New Economy-focused content and business services in China have significantly increased. Leveraging our first-mover advantage and significant brand appeal among New Economy participants, we are well-positioned to continuously capture the high growth potentials of China’s New Economy.

High-quality content

We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, we were the first to report on ByteDance in January 2013, which later became a world-leading technology company. In addition to our astute insights in New Economy and its participants, we maintain a professional in-house content creation team of 60 personnel with in-depth knowledge of different New Economy sectors. Our platform has also attracted many third-party professional content providers, including reputable media, research institutions and KOLs, further enriching the content offered on our platform and enhancing our brand.

In addition to our own mobile app and website, we partner with leading third-party Internet and social networking platforms to expand the distribution channels for our content. We have become the top New Economy-focused content provider in terms of average monthly PV across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu. We have also recently partnered with Nikkei, a leading international media group, to boost coverage of China’s New Economy and its participants overseas. We are a leading New Economy-focused content platform with an average monthly PV of 425.4 million in the twelve-month period ended December 31, 2019.

Comprehensive service offerings

We capture extensive monetization opportunities and offer unique values to our customers through online advertising services, enterprise value-added services and subscription services. We support the growth of New Economy participants and offer them tailored services addressing their evolving needs. We provide startup companies seeking publicity and financing with online advertising services, integrated marketing solutions and consulting services, and connect them with institutional investors. As these companies mature, they demand more complicated enterprise value-added services, which we are able to continuously provide.

We have cultivated a large number of subscribers who purchase our premium content and other benefits. Our subscribers primarily consist of institutional investors, individuals and enterprises involved in New Economy. We provide institutional investors with insightful industry and company intelligence to help them source and assess investment opportunities. We also offer courses and trainings on industry trends, market analysis and career development to individuals and enterprises in New Economy. With diverse business service offerings, we are able to explore more cross-selling opportunities and enhance monetization capabilities.

Vibrant and self-reinforcing community

We have fostered a vibrant and self-reinforcing community of New Economy participants. Our high-quality content offerings generate organic traffic and attract New Economy participants to our platform. As we accumulate more affluent and sophisticated users on our platform, we become more appealing to New Economy companies as they seek exposure to this user segment. As we develop an expansive network of New Economy companies, we may further draw institutional investors’ interests by presenting them with a large pool of investment candidates.

Leveraging our established and growing community of New Economy participants, we are able to gain deeper insights into China’s New Economy and generate more high-quality content. At the same time, we can offer more effective and tailored business solutions to our customers. These in turn enhance our value propositions to and increase the engagement of our users and customers.

Strong data analytics capabilities

We are supported by comprehensive database and strong data analytics capabilities. Through our strategic partnership with JingData, a leading primary market financial data services provider in China and our related party, we collectively contribute to and manage a massive database covering over 840,000 enterprises. Through this database, we may obtain corporate information, operating data, financial performance and financing activities of these enterprises and updates in New Economy sectors in China. Thus, we are able to gain valuable insights into the latest development and trends of China’s New Economy.

We leverage big data analytics to enhance our user and customer experience, and improve our operational efficiency. Through data analysis on user preferences, we are able to personalize content recommendations. We further study customers’ prior purchases to identify their demands and tailor our business service offerings accordingly.

Visionary management team and strong shareholder support

We have a visionary management team with strong passion for the development of New Economy and extensive experience in the media and technology Internet and finance sectors. Our chief executive officer and co-chairman, Dagang Feng, with over 10 years of managerial experience and expertise in media and investment sectors, previously served as a senior investment manager at Matrix Partners China and co-founded CBN Weekly, the most circulated financial magazine in China. Our founder and co-chairman, Chengcheng Liu, with the spirit of entrepreneurship, was awarded “30 Under 30” by Forbes in 2013.

We also benefit from strong support from our prominent strategic and financial investor base. We believe the strategic collaboration with our shareholders will continue to reinforce and strengthen our leading position in New Economy-focused business service market. Our shareholders have leveraged their wealth of experience, resources and influence as industry leaders to support our business operations and strategic planning.

Our Strategies

To further enhance our brand value and maintain our competitive edge, we intend to pursue the following strategies:

Enrich our content offerings

We will continue to strengthen our market-leading position in content offerings in the industries that we currently cover, and expand our coverage to shed more light upon other sectors in the New Economy, including new energy vehicles, finance and AI. We also intend to cooperate with more business partners overseas to generate more content tailored to overseas users.

At the same time, we will continue to devote resources to our editorial team to maintain and enhance the quality and efficiency of our content generation. In addition, we will explore new partnership with professional third-party content providers to ensure sustainable and sufficient supply of diverse high-quality content. By enriching our content offerings, we endeavor to attract and retain more users and customers.

Expand our service offerings and further strengthen our monetization capabilities

We intend to expand our service offerings and achieve synergies among our business segments. We endeavor to further explore the diverse and evolving demands of our customers and offer more tailored business services to enhance their experience on our platform and increase customer loyalty. As a result, we will diversify our monetization channels and strengthen our monetization capabilities.

Grow our user and customer base more efficiently

As we continue to improve and expand our content and business service offerings, we intend to attract more companies, institutional investors and individuals to our platform, and improve retention rate and paying ratio. We will also explore various ways to funnel user traffic from third-party platforms to our platform. With our diversified user and customer base, we will be able to seek additional cross-selling opportunities and further drive organic growth.

Broaden our data access and enhance data analytics capabilities

As we serve more New Economy participants, we will independently collect more data and build our own database. With an expansive proprietary database, we will be able to further understand user preferences and customer needs, and enhance and tailor our content and business service offerings accordingly.

Explore strategic collaboration, acquisition and expansion opportunities

We will continue to selectively pursue collaborations, investments and acquisitions to complement our current businesses and enhance our growth potentials. We will identify potential complementary businesses and assess investment opportunities prudently following a holistic approach. Specifically, we will seek opportunities to geographically expand our content and service offerings into lower-tier cities in China as well as overseas markets with rapid New Economy development. We also intend to further explore strategic cooperation opportunities with our shareholders.

Our Business Model

We empower New Economy participants through our high-quality content and comprehensive business service offerings tailored to our customers to address their pain points.

•                  Value propositions to New Economy companies.  New Economy companies are driven by cutting-edge technology and innovative business models, which include both startup companies and established unicorns. We are able to proactively identify their demands and customize our services accordingly.

We add significant value to startup companies to strengthen their marketing capabilities and managerial experience, and enable them to better position themselves in their respective markets. We help startup companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. We also connect them with prominent institutional investors face-to-face at offline events. In addition, we provide startup companies with market updates and trainings to improve their marketing and operational capabilities. As these startup companies mature, they begin to develop demands for more sophisticated and innovative marketing services, which we are able to continuously provide.

•                  Value propositions to traditional companies.  We help traditional companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. In addition, we also guide traditional companies as they embrace technological and business model innovations and adapt to the New Economy by offering consulting services. These traditional companies are leaders in a variety of industries such as retail, healthcare, and new energy.

•                  Value propositions to institutional investors.  Institutional investors seek opportunities to invest in evolving industries or locate promising startup companies. We provide insightful and up-to-date industry and company intelligence in New Economy tailored to institutional investors with different needs and focuses, to help them source and assess suitable investment opportunities in a more efficient manner. Our offline events help connect institutional investors with startup companies, providing them a valuable and effective platform to engage in investment discussions. In addition, we also help institutional investors raise capital by offering them branding activities.

•                  Value propositions to other participants in and individuals interested in the New Economy.  We operate under the prominent brand “36Kr”, and have become an informative, credible, influential and timely source of information for the New Economy communities. We provide high-quality content to other participants in and individuals interested in New Economy. Additionally, we educate them through online and offline trainings and events, covering various aspects such as industry trends, market analysis and career development.

Our Content

As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies, timely market updates as well as thought-provoking editorials and commentaries. Meanwhile, our content covers a variety of industries in China’s New Economy, such as technology, consumer, retail, healthcare and enterprise services.

Our content is presented in various forms, such as text, pictures, audio and video clips. We create such content through our in-house content creation team, and we also source content from selected third-party professional content providers. Meanwhile, we write and publish themed columns to address various needs of our users. Our most popular columns include:

•      “A Kr-uarter Past Eight” ( ).

“A Kr-uarter Past Eight” () is a column that provides comprehensive daily morning briefing of major updates in New Economy during the past 24 hours.

•      “In-depth Kr” ().

“In-depth Kr” () is a column that offers high-quality and in-depth business analysis and insights focusing on trending topics in New Economy.

•      “New Trend” ().

“New Trend” () is a column that provides professional and insightful analysis and opinions based on new trends in various aspects of New Economy.

•      “Flash Updates” ().

“Flash Updates” () is a column that provides short and timely updates on latest developments in New Economy.

With our insights and expertise in New Economy sectors, we especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, we were the first to report on ByteDance, the operator of Toutiao in January 2013.

First report on ByteDance

In addition to our ability to identify promising companies at early stages, we are also able to deliver timely, exclusive and insightful content. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and timely provide the latest breaking updates to our users. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer, retail, healthcare and enterprise services. We provide our users with an abundance of New Economy-focused content. In 2017, 2018 and 2019, we published over 98,000, 108,000 and 93,000 pieces of content, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have achieved an average monthly PV of 425.4 million in the twelve-month period ended December 31, 2019 across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu.

Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation

In-house Content Creation

We maintain a professional in-house content creation team of 60 personnel, including 42 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries they specialize in. Our high-quality New Economy-focused content are well-received by our users. All content undergo detailed review and are carefully edited by our professional editorial team. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content.

We devote significant efforts to recruit highly qualified writers, which is crucial to our content creation. We select candidates based on their experience, expertise, drafting skills and academic and professional qualifications. To maintain high editorial standards, we offer our writers regular professional trainings and mentorship programs, such as seminars on financial statement analysis, industry updates and drafting skills.

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our knowledge library and enhance the influence of our platform. We have cooperated with approximately 600 third-party professional content providers. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our platforms.

Interactive Content

We also operate discussion forum, blog, mini blog, comment section and user survey for our users to interact on our platform. We believe such content adds an important interactive and social component to our platform and enhances user engagement. Our users can voice their opinions, express their views, discuss with each other and provide feedbacks to our content. In particular, interactive content on our platform is valuable given our affluent and sophisticated user base, which primarily consists of entrepreneurs, investors and other New Economy participants.

Content Editing, Screening and Monitoring

Our professional and experienced editorial team reviews and edits our content before posting to ensure their quality. Our editors oversee the quality of and opinions voiced in our content to be posted. They work closely with our writers to improve their works by providing feedback and suggestions.

We also place strong emphasis on content screening and monitoring to ensure that our in-house content, third-party professional content and interactive content do not infringe copyright and other intellectual property rights, and fully comply with the applicable laws and regulations. Our online content screening and monitoring procedures consist of automated screening performed by an automated filtering system as well as a set of manual review procedures conducted by our editors. We hold regular internal trainings for our editors on latest compliance requirements and development. We also closely supervise the screening and monitoring work performed by our editors.

Automated Content Screening Process.    All content on our platform are first screened by an automated filtering system. This system identifies and flags suspicious content using a regularly updated repository of keywords based on the latest regulations in China. All flagged content identified in the automated content screening process is further reviewed by our editors. We have implemented a 24-hour automated monitoring mechanism to timely remove any inappropriate or illegal content.

Manual Content Reviewing Process.    In addition to automated review, all of our in-house content and third-party professional content are further subject to manual review by our editors. Our manual screening procedure is multi-layered, with each piece of content subject to review and cross-review by different editors. Occasionally, we also engage third-party consultants with specialized understanding of China’s regulatory environment to review certain content on our platform. In addition to automated review, our interactive content is also subject to random sample review by our editors to remove content that appear to violate relevant laws and regulations or are otherwise inappropriate for our platform.

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. In the twelve-month period ended December 31, 2019, we have achieved an average monthly PV of 425.4 million across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu.

Our self-operated channels include our mobile app “36Kr” and website “36kr.com.” We provide user-friendly interfaces on our mobile app and website. Leveraging our AI technology and massive user data, we are able to generate a front page with individualized content recommendations for each user. Our users may browse the content categories, or use key words to locate content, and may locate historical content by date. Our users may also share links to our content to other social media platforms.

Our Mobile App

Our PC Website

In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu, to further distribute selected and customized content of us. For example, we selectively repost trending articles on our Weixin/WeChat public account on a daily basis. We have become a top New Economy-focused content provider in terms of average monthly PV across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu.

We are required to comply with the terms in the standard service agreements with these third-party platforms when opening our accounts. Opening accounts on these third-party platforms is free of charge. Pursuant to the service agreements, we are responsible for the operation and maintenance of our accounts and our contents. These third-party platforms are able to provide us with certain user data, such as page views, upon request.

The following table presents a breakdown of our average monthly PV by platforms for the twelve-month periods ended December 31, 2019.

	For the twelve-month period ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(in millions)
Self-operated platforms	12.0	13.5	15.0	17.5	18.0	18.2	17.6	16.4
Major third-party platforms(1)	108.9	113.5	130.6	178.7	207.4	329.5	371.9	409.0
Total	120.9	127.0	145.6	196.2	225.4	347.7	389.5	425.4

Notes:

(1) Major third-party platforms include Weibo, Weixin/WeChat, Toutiao, Zhihu and Baidu.

To showcase China’s New Economy to overseas users as well as to further extend our business reach, we have cooperated with local agencies and launched certain overseas websites. The overseas websites provide content about New Economy, in particular the New Economy development and participants in China. We have cooperated with Lotus Walk Inc. to jointly explore business opportunities in overseas market through 36Kr Global, which owns kr-asia.com in Singapore and 36kr.jp in Japan. We have also recently partnered with Nikkei, a leading international media group, to boost our overseas coverage of China’s New Economy participants and their activities. Specifically, we collaborate with Nikkei for content sharing, premium content development, services development and customer referrals.

Our Business Services

Leveraging traffic brought by our high-quality content offerings, we have expanded to offer a variety of New Economy-focused business services tailored to the different needs of our target customers. Our business services include online advertising services, enterprise value-added services and subscription services.

Online Advertising Services

Utilizing our affluent and sophisticated user base, we offer customers quality brand-based online advertising services. Specifically, we help our online advertising services end customers establish and enhance their brand influence and build up connections with our users over time. Our online advertising services are charged either on a cost-per-day basis or a cost-per-advertisement basis. We display advertisement provided by customers in a variety of forms such as full screen display, banners and pop-ups. Leveraging our strong content creation capabilities, we also help produce advertisements based on the customers’ requests, and post the advertisements on our platform to help promote customers’ products and enhance their brand awareness.

Maintaining a healthy balance between advertisement and content is essential to our platform. While we improve the effectiveness of our advertisements, we also value the objectivity of our content and users’ experience with our platform. It is important for us to make sure that our users can quickly distinguish objective content and advertisements. Therefore, we clearly label all advertisements on our platform.

We offer online advertising services either through third-party advertising agencies or directly to advertisers, consistent with market practice in China’s online advertising industry.

The customers of our online advertising services include both New Economy companies and traditional companies. In 2017, 2018 and 2019, we provided online advertising services to 187, 320 and 506 customers, respectively.

Enterprise Value-added Services

We provide a variety of enterprise value-added services tailored to our customers, including both New Economy companies and traditional companies. Our comprehensive enterprise value-added service offerings, which include integrated marketing, offline events and consulting services, cover different demands of our customers. With diverse enterprise value-added service offerings, we are able to explore cross-selling opportunities and enhance monetization capabilities.

Integrated marketing

We help our enterprise value-added services end customers with marketing plans, marketing events, public relations, advertisement distribution, interactive marketing and other aspects of marketing. Leveraging our extensive marketing experience and deep understanding of customers’ marketing needs, we help our customers develop tailored and diverse marketing strategies to improve their marketing efficiency. In addition to traditional marketing services, we are also exploring innovative marketing services. For example, in 2018 we launched interactive marketing dispensers to help customers promote their products and enhance brand recognition by providing users with an engaging and fun experience through games and activities.

By offering high quality integrated marketing services, we help our customers enhance brand recognition and acquire and monetize traffic.

Offline events

We organize diverse offline events focusing on New Economy, including summits, forums, industry conferences and fans festivals. New Economy participants gather at our offline events. Leveraging our influence in New Economy, we host some of the largest New Economy-focused offline events in China, in terms of number of participants. We believe our offline events create great brand-building opportunities for our customers. These events also provide a networking platform for New Economy participants, offering them business cooperation and investment opportunities. Offline events further enhance our influence and increase customer loyalty.

Consulting

Leveraging our insights and established connections in New Economy, we provide consulting services to help traditional companies embrace technological innovations and digitalization, and refer them to business opportunities in New Economy. We also provide customized market research and industry reports to established companies.

Subscription Services

We provide subscription services to individuals, institutional investors and enterprises.

Individual subscription

Our individual subscription services mainly target individuals interested in the development of New Economy. Certain of our content are offered to our users for a fee. We offer a rich selection of paid columns and online courses, covering various aspects from industry trends and market analysis, to career development and advice. Users can subscribe for a specific training session at a fixed fee. We also offer monthly subscription packages of our paid columns to users. In addition to online content, we also offer various offline trainings on investment and New Economy business management to our users. These trainings are usually taught by well-known entrepreneurs, experienced investors and KOLs in New Economy, which provides users with face-to-face communication with these lecturers.

Screenshot of our paid content

In 2019, we had 18.6 thousand individual subscribers, compared to 51.2 thousand individual subscribers in 2018. The decrease was because the Company focused more on relatively fewer amount of offline clients with higher average transaction value in 2019. To attract more individual subscribers, we have been constantly improving our content quality, expanding our topics and enhancing our user-friendly interface.

Institutional investor subscription

We launched our institutional investor subscription services, or V-club, in the first quarter of 2017, offering industry reports and market updates to institutional investor subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional investor subscribers for an annual subscription fee. For example, we enhance the exposure of our institutional investor subscribers and their investment portfolios on our platform. We help them create their investor yellow pages on our platform and organize branding promotion events. We refer promising companies to institutional investor subscribers seeking investment opportunities. Our institutional investor subscribers also enjoy priority access to our offline events. Meanwhile, we help institutional investor subscribers increase their recognition by displaying their logos in different occasions, including at our offline events. In 2019, we had 134 institutional investor subscribers, compared to 121 and 14 institutional investor subscribers in 2018 and 2017 respectively.

Offline event for institutional investor subscribers

Enterprise subscription

Our enterprise subscribers primarily consist of New Economy companies. We launched our enterprise subscription services in April 2019, offering a variety of packaged membership benefits for an annual subscription fee. We offer online courses and one-on-one consulting to enterprise subscribers to enhance their managerial and operational capabilities. We enhance the exposure of our enterprise subscribers by creating their enterprise yellow pages on our platform. We also refer institutional investors to enterprise subscribers seeking financing. In 2019, we had 399 enterprise subscribers.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 260 employees as of December 31, 2019. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during course of services.

We are also committed to extending our footprint overseas and developing local business opportunities. As of December 31, 2019, we have cooperated with Lotus Walk Inc. to jointly explore business opportunities in Singapore and Japan. We have also sent sales agents to different regions across China for local business development.

Competition

We operate in the New Economy-focused business services market in China. We believe we are one of the few companies capable of providing a full suite of New Economy-focused business services, but we face competition from other New Economy-focused business services providers in the respective market segments we operate in.

Specifically, our online advertising services face competition from other content-based online advertising services providers as well as technology verticals of major Internet information portals, such as Sina and Tencent News. For our enterprise value-added services, we face competition from other New Economy-focused enterprise value-added services providers as well as traditional marketing, consulting and public relations companies. We also compete with paid content services providers with respect to our subscription services.

Our ability to compete successfully depends on many factors, including the quality and coverage of our content, our industry expertise, brand recognition, user and customer experience, big data and technological capabilities. We believe we are well-positioned to effectively compete against our competitors and capture market opportunities. However, our competitors may have broader content and service offerings, greater brand recognition, more capital and larger user and customer base. For discussion of risks related to our competitor, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face competition in major aspects of our business. If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.”

Technology

We continuously upgrade our technology to deliver superior user experience and enhance our operational efficiency.

Corporate Database

Through our strategic partnership with JingData, a leading primary market financial data service provider in China and our related party, we collectively contribute to and manage a massive database of over 840,000 enterprises. This massive database covers corporate information, operating data, financial performance, financing activities and industry updates. Through this database, we have gained valuable insights into the latest development and trends of the New Economy sector, which contribute to our content creation and service offerings.

AI and big data analytics

Through data analysis, we study and analyze the preferences and demands of our users and customers, and tailor our content and service offerings accordingly. For example, we analyze user preferences gathered through our platform to personalize content recommendations. We have adopted AI technology in content screening, such as AI automated review, to expedite the publishing process and enhance efficiency.

As of December 31, 2019, we had 48 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects.

Data Security and Privacy

We believe data security is critical to our business operation. All our users consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. To protect users’ information, we have internal policies governing how we may use and share personal information, and protocols, technologies and systems guarding against improper access or disclosure of personal information. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.”

We limit access to our servers that store our user information and internal data on a “need-to-know” basis. We have also adopted a data encryption system to ensure secure storage and transmission of data, and prevent any unauthorized access and use of our data. Furthermore, we have implemented comprehensive data masking to fend off potential security attacks.

Intellectual Property

Our intellectual property includes trademarks and trademark applications related to our brands and services, software copyrights, trade secrets and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brands through a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures.

We hold “36Kr” and “36” trademarks in China. In addition, we hold 213 registered trademarks, 19 registered software copyrights and one registered patent in China as of the date of this annual report. We have 8 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Regulation

The following sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Foreign Investment Law

The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People’s Congress on March 15, 2019, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment (the “Negative List 2019”), which came into effect on July 30, 2019 and replaced the previous Foreign Investment Catalogue or negative list. Our business like value-added telecommunications services, internet news services, internet audio-visual program services and internet publishing services are under special administrative measures in the Negative List 2019.

Regulations on Value-added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China (the “Telecom Regulations”) promulgated by the PRC State Council on September 25, 2000 and last amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications services providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from value-added telecommunication services (the “VATS”). VATS are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (the “Telecom Catalogue”) was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and last amended on February 6, 2016. Under the aforesaid regulations, foreign-invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures, and the geographical area it may conduct telecommunications services is provided by the MIIT accordingly. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”), most recently amended on January 8, 2011. Under the Internet Measures, commercial Internet content-related services operators shall obtain a VATS License for Internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial Internet content-related services operations within China.

The Administrative Measures on Telecommunications Business Operating Licenses or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the Ministry of Industry and Information Technology (the “MIIT”) or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB 5,000 to RMB 30,000 by the relevant telecommunications administrations.

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, we have obtained the ICP License, which will remain effective until March 4, 2025.

Regulation of Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which were promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Content Measures specify that Internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

The Internet Content Measures classify Internet information services into commercial Internet information services and non-commercial Internet information services. Commercial Internet information services refer to services that provide information or services to Internet users with charge. A provider of commercial Internet information services must obtain an ICP License.

Regulation on Internet News Services

Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the Cyberspace Administration of China, or CAC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The services providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the services providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information services providers that are not state-owned are required to introduce a state-owned shareholder in order to apply for the Internet news license.

In addition to the above, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises. Any cooperation involving Internet-based news information services and between Internet-based news information service agencies and foreign-invested enterprises shall be reported to the national CAC for security assessment.

We plan to apply for the Internet news information license from the CAC through our VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulations on Internet Audio-visual Program Services

On December 20, 2007, MIIT and SARFT jointly issued the Administrative Provisions for the Internet Audio-visual Program Service, or the Audio-video Program Provisions 2015, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “Internet audio-visual program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the Internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing Internet audio-visual programs services must obtain an Internet audio-visual program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an Internet audio-visual program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions 2015 in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

According to the Audio-video Program Provisions 2015 and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-visual program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-visual programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-visual programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

The Classified Categories of the Internet Audio-visual Program Services(for Trial Implementation), or the Audio-video Program Categories, promulgated by the SAPPRFT on March 10, 2017, classifies Internet audio/video program services into detailed categories.

On October 31, 2018, the National Radio and Television Administration (the “NRTA”) issued the Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Programs (“Notice 60”). According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests.

We are required to obtain an Internet audio-visual program transmission license for the Internet audio-visual program services. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulations on Online Culture Administration

According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the MOC on February 17, 2011, and amended on December 15, 2017 Internet culture activities include: (i) production, reproduction, import, release or broadcast of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on Internet; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. The Internet Culture Provisions further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial Internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

Based on our understanding of the current PRC laws and regulations as well as inquiry with PRC government, our content and services may not be considered as “online culture product.” However, there is uncertainty with respect to the interpretation and application of PRC laws. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of online culture operating permit may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulations on Internet Publishing

On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the General Administration of Press and Publication (the “GAPP”) and the MII on June 27, 2002. The Internet Publishing Rules defines “Internet publications” as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such publications via the Internet are required to apply for an Internet publishing license with the relevant governmental authorities and the approval of SAPPRFT before distributing Internet publications.

We plan to apply for the Internet publishing license through our VIE when it is feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulations on the Administration of Production and Operation of Radio and Television Program

On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures is applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. And it provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

If our in-house generated audio and video content are considered as radio and television programs, we will be required to obtain the production and operation of radio and television program license. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of production and operation of radio and television programs license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

Regulation on Privacy Protection

On December 28, 2012, the Standing Committee of the National People’s Congress (the “SCNPC”) enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to enhance the protection of personal information in electronic form. The Information Protection Decision provides that Internet services providers must expressly inform their users of the purpose, manner and scope of the Internet services providers’ collection and use of personal information, publish the Internet services providers’ standards for their collection and use of User Personal Information, and collect and use personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet services providers and their employees must keep strictly confidential personal information that they collect, and that Internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the State Administration for Industry and Commerce (the “SAIC”) promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

In addition, National Internet Information Office published Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, or the Draft Security Assessment Notice to seek for public comments on April 11, 2017. The Draft Security Assessment Notice emphasizes the security evaluation requirements, any company found to be non-compliant with the obligations under the Draft Security Assessment Notice may potentially be subject to fines, administrative and/or criminal liabilities. It is still uncertain when the Draft Security Assessment Notice would be signed into law and whether the final version would have any substantial changes from this draft. Although we do not transfer any users’ personal information outside the PRC currently, we cannot guarantee that we will not transfer such information outside the PRC in the future subject to the requests or orders of governmental authorizations outside the PRC. We may not be able to fulfill the obligations then we are subjected to, among other, the security assessment at acceptable cost, or at all. In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us.

On November 28, 2019, National Internet Information Office, MIIT, SAIC and Ministry of public security jointly issued Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which specifies the circumstances that identity as: (i) collection and use rules are unpublished; (ii) the purpose, method and scope of collecting and using personal information are unspecified; (iii) collect and use personal information without user’s consent; (iv) collect personal information irrelevant to the services provided in violation of necessary principles; (v) provide personal information to others without consent; (vi) failure to provide the function of deleting or correcting personal information as required by law or failure to publish information such as complaints and reporting ways.

Regulation on Cybersecurity and Censorship

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network services providers, shall meet their cyber security obligations and shall take technical and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

•complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

•verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

•clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

•strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy;

•strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On May 2, 2017, the CAC issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity: cyber products and services purchased by networks, and information systems related to national security.

The purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

To comply with the above PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website and application. However, due to the large amount of user uploaded content, we may not be able to identify all the content that may violate relevant laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.”

Regulation on Mobile Internet Applications Information Services

On June 28, 2016, the CAC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store services providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require mobile application providers to procure relevant approval to provide services through such applications, and shall strictly fulfill their responsibilities of information security management, including (i) verifying authentic identities with the registered users through mobile phone numbers; (ii) establishing and improving the verification and management mechanism for the information content, adopting proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts for releasing illegal information content; (iii) keeping records and reporting to competent authorities; (iv) protecting and safeguarding users’ rights to know and choose during installation or use; (v) protecting intellectual property rights concerned and (vi) keeping records of user log information for 60 days.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the New Advertising Law, effective on September 1, 2015 and was amended in 2018. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures require that Internet advertisements may not affect users’ normal Internet use and Internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked with the word “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

The New Advertising Law and SAIC Interim Measures require us to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For details, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Advertisements on our platform may subject us to penalties and other administrative actions.”

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the Internet users or the Internet services providers via the Internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MII on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

As of the date of this annual report, we have registered 19 software copyrights in the PRC.

Patent Law

According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

As of the date of this annual report, we have one registered patent in the PRC.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

As of the date of this annual report, we have registered 213 trademarks in the PRC.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC Internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

As of the date of this annual report, we have registered eight domain names in the PRC.

Regulations on Foreign Exchange and Offshore Investment

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Under the Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

Based on the SAFE Circular No.13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Sino-Foreign Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011, 2014 and 2019, and the Sino-Foreign Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. The Wholly Foreign-owned Enterprise Law, the Sino-Foreign Equity Joint Venture Law of the PRC and the Sino-Foreign Cooperative Joint Venture Law of the PRC were replaced by the Foreign Investment Law on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended in 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and were most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or Notice 39, which became effective on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

Regulations on Employment and Social Welfare

Labor Contract Law

The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, respectively, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly- listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation (the “SAT”) has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

4.C.         Organizational Structure

The chart below summarizes our corporate legal structure and identifies our principal subsidiaries and our VIE, as of the date of this annual report.

(1) The shareholders of Beijing Duoke as of the date of this annual report consist of:

i. Tianjin Zhanggongzi Technology Partnership (L.P.), holding 62.17% of equity interest;

ii. Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), holding 23.32% of equity interest;

iii. Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), holding 14.51% of equity interest;

Contractual Arrangements with Beijing Duoke

Due to the PRC legal restrictions on foreign ownership of Internet-based businesses, currently we conduct substantially all of our operations in China through our variable interest entity and its subsidiaries. We entered into a series of contractual arrangements, including an exclusive purchase option agreement, powers of attorney, an equity pledge agreement and an exclusive business cooperation agreement, with our VIE and its shareholders. We also entered into substantially the same contractual arrangements with our VIE and its shareholders in September 2019, which have become effective, and have replaced and superseded the prior contractual arrangements.

These contractual arrangements have enabled us to exercise effective control over our VIE, receive substantially all of the economic benefits of our VIE, and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are regarded as the primary beneficiary of our VIE, and we accordingly treat them as our consolidated affiliated entities under U.S. GAAP.

The following is a summary of the contractual arrangements entered into by and among Beijing Dake, our VIE and its shareholders in September 2019.

Agreements that provide us with effective control over Beijing Duoke

Exclusive Purchase Option Agreement

Beijing Dake, Beijing Duoke and the VIE shareholders entered into an exclusive purchase option agreement, pursuant to which each of the VIE shareholders irrevocably granted Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake’s prior written consent, the VIE shareholders shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by the VIE shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Powers of Attorney

Beijing Dake, Beijing Duoke and the VIE shareholders entered into powers of attorney, pursuant to which each of the VIE shareholders irrevocably appointed Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders’ meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by the VIE shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Equity Pledge Agreement

Beijing Dake, Beijing Duoke and the VIE shareholders entered into an equity pledge agreement, pursuant to which the VIE shareholders have pledged all of their equity interests in Beijing Duoke that they own, including any interest or dividend paid for the shares, to Beijing Dake as a security interest to guarantee the performance by Beijing Duoke and the VIE shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. Upon discovery of the occurrence of any circumstances or event that may lead to an event of default (as defined in the equity pledge agreement), Beijing Dake, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Beijing Dake is not be liable for any loss incurred by its due exercise of such rights and powers. This pledge will become effective on the date the pledged equity interests are registered with relevant office of the State Administration for Market Regulation and will remain effective until the pledgors are no longer the shareholders of Beijing Duoke.

Agreement that allows us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement

Beijing Dake and Beijing Duoke have entered into an exclusive business cooperation agreement, pursuant to which Beijing Dake has the exclusive right to provide to Beijing Duoke technical support, consulting services and other services related to Beijing Duoke’s business, including business management, daily operations, strategic planning, among others. Beijing Dake has granted Beijing Duoke the right to register its intellectual property rights under Beijing Duoke. Beijing Dake has the right to purchase such intellectual property rights from Beijing Duoke at nominal prices. The scope of the services provided by Beijing Dake may be expanded from time to time per Beijing Duoke’s request. The timing and amount of the service fee payments shall be determined at the sole discretion of Beijing Dake. The term of this agreement is indefinite unless Beijing Dake unilaterally terminates the agreement in writing.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we may be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us.”

4.D.         Property, Plant and Equipment

Our principal executive offices are located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China. As of December 31, 2019, we leased office spaces in China with an aggregate gross floor area of approximately 6,704 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

5.A.         Operating Results

Major Factors Affecting Our Results of Operations

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Trends in China’s economic conditions and development of China’s New Economy

Our business and results of operations are significantly affected by China’s overall economic conditions and structural transformation, especially the development of China’s New Economy. The development of New Economy in China is affected by factors such as technological advancements, New Economy participant base, entrepreneurial environment, capital investment, regulatory environment and talent pool. A strong growth of China’s New Economy has resulted in, and likely will continue to result in increasing demands for New Economy-focused content and business services. Our content and business services have captured, and are likely to continue to capture, the various market opportunities brought by China’s New Economy development.

Nevertheless, unfavorable changes in China’s overall economy, New Economy and New Economy-focused business services market, especially unfavorable regulations and policies towards New Economy, could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging New Economy in China is still in its early stage of development and there are considerable uncertainties about its future growth. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to risks associated with operating in the rapidly evolving New Economy sector.”

Our ability to retain and attract New Economy participants on our platform

We have fostered a vibrant and self-reinforcing community of New Economy participants. Our high-quality content offerings generate organic traffic and attract New Economy participants to our platform and become our users and customers, which greatly enhances our ability to generate revenues. Leveraging our established and growing community of New Economy participants, we are able to gain deeper insights into China’s New Economy and generate more high-quality content. As we are in the progress of expanding our service offerings and diversifying our monetization channels, none of these customers individually contributed significantly to our revenue in 2019. In this regard, we plan to offer more effective and tailored business solutions to our customers, which in turn enhances our value propositions to them and improves their engagement. Moreover, leveraging our significant brand appeal among New Economy participants, we are well-positioned to better retain and attract more participants onto our platform.

Our ability to effectively control our costs and expenses

Our ability to manage and control our costs and expenses is critical to the success of our business. Leveraging our prominent brand, our traffic and customer acquisition cost has been low. We have also adopted various measures, such as automated screening system, to enhance operating efficiency and reduce costs and expenses. We expect our costs and expenses to increase in absolute amount as we grow our business while decreasing as a percentage of our total revenues due to enhanced brand value and increased operational efficiency.

Our ability to further diversify our monetization channels and enhance our monetization capabilities

Our financial condition and results of operations depend substantially on our monetization capabilities, including our ability to convert more users to subscribers, attract more customers, cross-sell and increase customer spending. Leveraging our high-quality content and comprehensive business service offerings, we have captured extensive monetization opportunities. Our revenue increased by 148.2% from 2017 to 2018, and further increased by 119.2% from 2018 to 2019, primarily driven by the growth of our business.

We endeavor to constantly reinforce our monetization capabilities by providing broader and better content and services, which improves our user and customer experience, attracts more traffic and enhances stickiness. Our robust customer and user base, in turn, leads to increased revenue and profit which enables us to further devote more resources to content and service offerings. We intend to meet our customers’ needs throughout their lifecycle and seek additional cross-selling opportunities to achieve synergies among our services.

Seasonality

We experience seasonality in our business, primarily our online advertising services. Advertising and marketing activities tend to be less active during the first quarter, which is Chinese New Year holiday season. During this period, companies generally limit their advertising and marketing spending. As a result, we generally experience fewer activities on our platform and demands for our services during the first quarter. As compared to the first quarter, our online advertising services customers tend to increase advertising and marketing spending near the end of each calendar year. We believe an increase in revenues during the fourth quarter of each year is a typical pattern in the online advertising market. Moreover, as most of our offline events are hosted in the fourth quarter of each year, we also experience an increase in revenues during the fourth quarter of each year for our enterprise value-added services. In line with increased revenues during the fourth quarter, we record higher balances of account receivables at year-end. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000

Online advertising services	73,958	173,783	283,426	40,712
Enterprise value-added services	42,465	100,238	319,469	45,889
Subscription services	4,084	25,072	52,711	7,571
Total revenues	120,507	299,093	655,606	94,172

Online advertising services.    We offer online advertising services to our customers and generate revenue either on a cost-per-day basis or a cost-per-advertisement basis.

Enterprise value-added services.    We offer a variety of enterprise value-added services tailored to our customers, including integrated marketing, offline events and consulting services. We generally charge our customers on a project basis.

Subscription services.    We offer packaged membership benefits to individuals, institutional investors and enterprises. For individual subscriptions services, individuals subscribe for trainings and courses at fixed fees per package. We also offer monthly subscription packages of our paid columns to individual subscribers. For institutional investor subscribers and enterprises, we offer subscription packages for fixed periods.

Cost of Revenues

Our cost of revenues consists of staff costs, advertisement production costs, execution fee of enterprise value-added services, equipment location rental fee and operation costs and other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%

Staff costs	18,213	30.0	45,163	32.2	46,074	6,618	12.1
Advertisement production costs	5,827	9.5	27,173	19.4	37,934	5,449	10.0
Execution fee of enterprise value-added services, site fee and cost of offline training	30,290	49.9	37,941	27.0	247,413	35,539	65.1
Equipment location rental fee and operation costs	—	—	10,448	7.4	30,383	4,364	8.0
Other costs	6,419	10.6	19,592	14.0	18,486	2,655	4.9
Total cost of revenues	60,749	100.0	140,317	100.0	380,290	54,625	100.0

Staff costs are personnel-related expenses in relation to the content production. Advertisement production costs are advertising content producing costs, such as video production costs. Execution fee of enterprise value-added services mainly includes advertising resources procurement cost related to integrated marketing services, and various costs in relation to organizing our offline events and trainings. Other costs mainly include business tax and surcharges, office rental cost, bandwidth and server costs, depreciation, and other miscellaneous costs. We expect our cost of revenues to increase in absolute amount in line with our expansion of business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%

Sales and marketing	32,275	66.2	66,984	59.2	131,301	18,860	44.0
General and administrative	10,040	20.6	24,125	21.3	131,075	18,828	44.0
Research and development	6,429	13.2	22,075	19.5	35,807	5,143	12.0
Total operating expenses	48,744	100.0	113,184	100.0	298,183	42,831	100.0

Sales and marketing expenses.    Sales and marketing expenses consist primarily of (i) staff expenses, including salaries and sales commissions to sales and marketing personnel and share-based compensation expenses; (ii) marketing and promotional expenses; (iii) rental and depreciation expenses; and (iv) other miscellaneous expenses.

General and administrative expenses.    General and administrative expenses consist primarily of (i) staff expenses for employees involved in general corporate functions, including finance, legal and human resources and share-based compensation expenses; and (ii) associated facilities and equipment costs, such as depreciation, rental and other general corporate related expenses.

Research and development expenses.    Research and development expenses consist primarily of (i) staff expenses associated with the development of, enhancement to, and maintenance of our online platform and share-based compensation expenses; (ii) expenses associated with technology and product development and enhancement; and (iii) rental expense and depreciation of servers.

We expect our operating expenses to increase in the foreseeable future as we grow our business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

Other Income/(expenses)

Share of loss from equity method investments

Share of loss from equity method investments is related to our equity investment, where we are able to exercise significant influence but do not own a majority equity interest or control in the investee. The investee suspended its operation in August 2018 and was dissolved in January 2019.

Gain on disposal of a subsidiary

Gain on disposal of a subsidiary represents a realized disposal gain associated with the overseas business investment in the fiscal year of 2019.

Short-term investment income

Short-term investment income represents unrealized gains in change of fair value and realized gains in sale of short-term investments.

Others, net

Others, net mainly represent interest income, interest expense, foreign currency exchange gains and losses and government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payments of dividends and capital in respect of our ordinary shares (and any consequential payments to the holders of our ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our wholly owned subsidiary in Hong Kong, 36Kr Holdings (HK) Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiary to us are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries and our VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6% on our services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation, or SAT, promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015 and was amended on June 15, 2018. SAT Circular 60 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends we receive from our PRC subsidiaries, if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Basis of presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.

All significant intercompany transactions and balances between the Company, its subsidiaries, the VIE and subsidiaries of the VIE have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to us. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event which is not solely within our control, the non-controlling interest is classified as mezzanine equity. The details of redeemable non-controlling interests are set forth in Note 11 to the consolidated financial statements.

We record accretions on the redeemable non-controlling interests to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The issuance of the preferred shares as the redeemable non-controlling interests is recognized at the fair value at the date of issuance. For the years ended December 31, 2017, 2018 and 2019, accretions on the redeemable non-controlling interests to the redemption value were nil, RMB 1.03 million and RMB 1.81 million, respectively. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income attributable to the mezzanine equity holders when applicable. For the years ended December 31, 2017, 2018 and 2019, there was no net income attributable to mezzanine equity holders. The cumulative results of operations attributable to the non-controlling interests and the accretion on redeemable non-controlling interests to redemption value are also recorded as redeemable non-controlling interests of mezzanine equity in our consolidated balance sheets. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2017, 2018 and 2019, the net loss attributable to the non-controlling interests were nil, nil and RMB 0.16 million, respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

Revenue Recognition

We early adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

• identification of the contract, or contracts, with a customer;

• identification of the performance obligations in the contract;

• determination of the transaction price, including the constraint on variable consideration;

• allocation of the transaction price to the performance obligations in the contract; and

• recognition of revenue when (or as) we satisfy a performance obligation.

The following is a description of the accounting policy for our principal revenue streams.

Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and  official accounts in other social networks, mainly in Weibo, Weixin/WeChat, and Toutiao (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. We display advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. We also help produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. We have developed capabilities in generating and distributing our own and third-party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2017, 2018 and 2019.

We generate our online advertising service revenue primarily (i) at a fixed fee per each day’s advertisement display, which is known as the Cost Per Day (“CPD”) model, and (ii) at a fixed fee per each advertisement posted on the 36Kr Platforms, which we refer as the cost-per-advertisement basis. We recognize revenue for the amount of fees we receive from our advertisers, after deducting discounts and net of value-added tax (“VAT”) under ASC 606.

Our online advertising contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on our relative standalone selling price. We generally determine standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis.

Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the advertising evenly, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met. Under the cost-per-advertisement model, as all the economic benefit enjoyed by the customer can be substantially realized at the time the advertisements are posted initially, we recognize revenue at a point in time when we post the advertisements initially.

Enterprise value-added services

The principal enterprise value-added services that we provide to customers are set out as follows:

(i)             Integrated marketing

We help our customers develop tailored and diverse marketing strategies to improve their marketing efficiency. Integrated marketing services include providing marketing plan, marketing event organization and execution, and public relations, etc.

(ii)          Offline events

We organize diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by us to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at offline events and the 36Kr Platforms during the course of events.

(iii)       Consulting

We provide consulting services to customers to help them seek new business opportunities and partners by leveraging our extensive network of New Economy participants.

In certain circumstances, we engage third party suppliers to perform part of the aforementioned services in fulfilling our contract obligation. In these cases, we control and take responsibilities for such services before the services are transferred to the customer. We have the right to direct the suppliers to perform the service and control the goods or assets transferred to our customers. In addition, we combine and integrate the separate services provided by the suppliers into the specified marketing or business consulting solutions to our customers. Thus, we consider we should recognize revenue as a principal in the gross amount of consideration to which we are entitled in exchange for the specified services transferred.

Although a bundle of services are provided to the customers in each of the three services mentioned above, our overall commitment in such contract arrangement is to transfer a combined item at a fixed fee, which is an integrated marketing or business consulting solution, to which the individual services are inputs. The integrated services are customized for the customers, and they are interdependent and interrelated. Therefore, we combine such bundle of services in the contracts into a single performance obligation. Most of the offline events are completed within several days, and most of the contracts of integrated marketing solution and business consulting are completed within one year. The revenues are recognized ratably over the duration of such events and activities.

In addition to the traditional marketing services above, we provide interactive marketing services through interactive marketing dispensers equipped with large display screen, sensors and speakers. We usually use the machines to provide promotion services to the customer’s new products. Revenue is recognized when these services are rendered and determined based on the number of items dispensed or at a fixed contract price in a period of time. For the years ended December 31, 2017, 2018 and 2019, the revenue derived from such service was not significant.

Subscription services

(i)             Institutional investor and enterprise subscription services

We offer institutional investor subscription services, a service package to institutional investors and to New Economy companies, which consists of creating their yellow pages on the 36Kr Platform, publishing articles about the customers on the 36Kr Platform, priority access to 36Kr’s offline activities, etc., and for enterprise subscribers we also offer online courses and one-on-one consulting. We offer such subscription benefits for a fixed period subscription fee.

Both the institutional investor and enterprise subscription services involve multiple performance obligations. We allocate revenues to each performance obligation based on our relative standalone selling price. We generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the best estimate of the stand-alone selling price is taken into consideration of the pricing of advertisings or our enterprise value-added services with similar characteristics and advertisements or services with similar formats and quoted prices from competitors and other market conditions. Most of such contracts have all performance obligations completed within one year. The revenue has been recognized over the period when such services are delivered or when the services are rendered based on the transaction price allocated to each performance obligation.

(ii)          Individual subscription services

We provide paid columns, online courses and offline trainings services to our individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2017, 2018 and 2019 was not significant.

The revenue of paid columns and online courses are derived from providing fee-based online content to individuals on the 36Kr Platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year.

We also provide two forms of offline training services. One is organized by us, and we are responsible for delivering the training to the individual subscribers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions and recognize the revenues at a gross basis. The other form of offline training services provided by us is to help recruit the trainees and coordinate the training activities instructed by the training organizer and sponsor. The revenue is recognized over the service period on a net basis as we consider ourselves as an agent in such arrangement.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the customers decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. In 2017, 2018 and 2019, allowance for doubtful accounts charged to our consolidated statements of comprehensive income were nil, RMB2.6 million and RMB10.0 million (US$1.4 million), respectively.

Share-based Compensation Expense and Valuation of Underlying Equity

All share-based awards granted to employees, including restricted share units and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions. For the shares options granted with performance condition, the share-based compensation expenses is recorded using graded vesting method when the performance condition is considered probable. We early adopted ASU 2016-09 from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur. The fair value of the restricted share units were assessed using the income approach, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

We use the binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of underlying ordinary shares over the expected term of the awards, actual and projected share option exercise behaviors, a risk-free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, and unique business risks.

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. If the awards are expected to vest under the original vesting condition, the compensation cost would be recognized regardless of whether the employee satisfies the modified condition. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, we recognize share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2017, 2018 and 2019, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	73,958	173,783	283,426	40,712
Enterprise value-added services	42,465	100,238	319,469	45,889
Subscription services	4,084	25,072	52,711	7,571
Total revenues	120.507	299,093	655,606	94,172
Cost of revenues	(60,749)	(140,317)	(380,290)	(54,625)
Gross profit	59,758	158,776	275,316	39,547
Operating expenses:
Sales and marketing expenses	(32,275)	(66,984)	(131,301)	(18,860)
General and administrative expenses	(10,040)	(24,125)	(131,075)	(18,828)
Research and development expenses	(6,429)	(22,075)	(35,807)	(5,143)
Total operating expenses	(48,744)	(113,184)	(298,183)	(42,831)
Income/(loss) from operations	11,014	45,592	(22,867)	(3,284)
Other income/(expenses):
Share of loss from equity method investments	(549)	(2,794)	—	—
Gain on disposal of a subsidiary	—	—	11,454	1,645
Short-term investment income	371	9,300	4,115	591
Others, net	996	3,247	1,280	184
Income/(loss) before income tax	11,832	55,345	(6,018)	(864)
Income tax expense	(3,909)	(14,827)	(19,893)	(2,857)
Net income/(loss)	7,923	40,518	(25,911)	(3,721)

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 119.2% from RMB299.1 million in 2018 to RMB655.6 million (US$94.2 million) in 2019.

Revenues from online advertising services

Our revenues generated from online advertising services increased by 63.1% from RMB173.8 million in 2018 to RMB283.4 million (US$40.7 million) in 2019. The increase was mainly attributable to an increased number of end customers.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-added services increased by 218.7% from RMB100.2 million in 2018 to RMB319.5 million (US$45.9 million) in 2019. The increase was primarily attributable to the increase of integrated marketing service revenues and business consulting services revenues associated with increased end customers and average revenue per customer.

Revenues from subscription services

Our revenues generated from subscription services increased by 110.2% from RMB25.1 million in 2018 to RMB52.7 million (US$7.6 million) in 2019. The increase was primarily attributable to the increase of individual subscription services revenues in 2019.

Cost of Revenues

Our cost of revenues increased by 171.0% from RMB140.3 million in 2018 to RMB380.3 million (US$54.6 million) in 2019, which was generally in line with the growth of our business. The increase was primarily attributable to the increase of execution fees of enterprise value-added services, advertisement production costs and share-based compensation expenses in 2019.

Gross Profit

As a result of the foregoing, our gross profit increased by 73.4% from RMB158.8 million in 2018 to RMB275.3 million (US$39.5 million) in 2019. Gross profit margin decreased from 53.1% in 2018 to 42.0% in 2019. The decrease was primarily due to business growth in integrated marketing services, which had a relatively lower growth margin.

Operating expenses

Our total operating expenses increased by 163.4% from RMB113.2 million in 2018 to RMB298.2 million (US$42.8 million) in 2019. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses.

Sales and marketing expenses

Our sales and marketing expenses increased by 96.0% from RMB67.0 million in 2018 to RMB131.3 million (US$18.9 million) in 2019. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new sales and marketing staff and share-based compensation expenses.

General and administrative expenses

Our general and administrative expenses were RMB131.1 million (US$18.8 million) in 2019, compared to RMB24.1 million in 2018. The increase was primarily attributable to an increase in payroll-related expenses in relation to hiring new general and administrative staff, an increase in share-based compensation expenses resulted from the share options granted in the fiscal year of 2019 and professional fees related to the initial public offering in the fiscal year of 2019.

Research and development expenses

Our research and development expenses increased by 62.2% from RMB22.1 million in 2018 to RMB35.8 million (US$5.1 million) in 2019. The increase was primarily attributable to an increase in payroll-related expenses.

Other income/(expenses)

Our other income increased by 72.8% from RMB9.8 million in 2018 to RMB16.8 million (US$2.4 million) in 2019. The increase was primarily attributable to realized gain associated with disposal of the overseas business investment in the fiscal year of 2019.

Income tax expenses

Our income tax expenses increased by 34.2% from RMB14.8 million in 2018 to RMB19.9 million (US$2.9 million) in 2019. The increase was primarily contributable to the profitability improvement of certain subsidiaries in the fiscal year of 2019.

Net loss

As a result of the foregoing, our net loss was RMB25.9 million (US$3.7 million) in 2019, compared to a net income of RMB40.5 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” beginning on page 99 of the Company’s prospectus filed with the SEC on November 8, 2019 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-234006) incorporated by reference into this annual report.

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation. We define adjusted EBITDA as adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitate investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2017, 2018 and 2019 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Net income /(loss)	7,923	40,518	(25,911)	(3,721)
Share-based compensation expenses	4,888	5,111	91,171	13,096
Non-GAAP adjusted net income	12,811	45,629	65,260	9,375
Interest (income)/expense, net	173	75	(292)	(42)
Income tax expense	3,909	14,827	19,893	2,857
Depreciation and amortization expenses	487	1,603	4,231	608
Non-GAAP adjusted EBITDA	17,380	62,134	89,092	12,798

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our Consolidated Financial Statements, which are included elsewhere in this annual report.

5.B.         Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from historical equity financing activities. As of December 31, 2019, we had RMB177.4 million (US$25.5 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB18.4 million (US$2.7 million) denominated in Renminbi and held in the PRC by our VIE and its subsidiaries and (ii) RMB159.0 million (US$22.8 million) denominated in U.S. dollar and held in the Cayman Islands by the parent company. As of December 31, 2019, we had RMB86.4 million (US$12.4 million) in short-term investments, all of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents, restricted cash and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB538.5 million (US$77.4 million) as of December 31, 2019, compared to RMB182.3 million as of December 31, 2018. We experience seasonality in our online advertising services and enterprise value-added services, such that we generate more revenues during the fourth quarter of each year. Therefore we generally record larger amounts of account receivables at calendar year-ends. We generally provide credit terms ranging from 90 to 270 days to our customers. We have been increasingly focused on the collection of accounts receivable.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering in November 2019. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and consolidated VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary.” and “Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

The following table sets forth a summary of our cash flows for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(in thousands)

Net cash used in operating activities	(11,444)	(45,598)	(158,937)	(22,829)
Net cash (used in)/provided by investing activities	(105,892)	(56,294)	9,885	1,421
Net cash provided by financing activities	162,979	104,716	278,337	39,979
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	—	501	(376)	(54)
Net increase in cash, cash equivalents and restricted cash	45,643	3,325	128,909	18,517
Cash, cash equivalents and restricted cash at beginning of the year	—	45,643	48,968	7,034
Cash, cash equivalents and restricted cash at end of the year	45,643	48,968	177,877	25,551

Operating activities

Net cash used in operating activities was RMB158.9 million (US$22.8 million) in 2019. In 2019, the difference between our net cash used in operating activities and our net loss of RMB25.9 million (US$3.7 million) was mainly due to an increase of RMB365.8 million in our accounts receivable primarily as a result of our business growth, and partially offset by increase of RMB91.2 million share-based compensation expenses associated with new share option granted in the fiscal year of 2019.

Net cash used in operating activities was RMB45.6 million in 2018. In 2018, the difference between our net cash used in operating activities and our net income of RMB40.5 million was mainly due to an increase of RMB121.5 million in our accounts receivable primarily as a result of our business growth.

Investing activities

Net cash provided by investing activities was RMB9.9 million (US$1.4 million) in 2019, which was attributable to (i) net proceeds and purchase of short-term investments, including investment in wealth management products of RMB60.9 million, (ii) investment in equity method investments RMB42.4 million, and (iii) purchase of property and equipment of RMB4.6 million.

Net cash used in investing activities was RMB56.3 million in 2018, which was primarily attributable to (i) short-term investments, including investments in wealth management products of RMB39.6 million, and (ii) purchase of property and equipment of RMB16.4 million in relation to our launch of interactive marketing service and office expansion in 2018.

Financing activities

Net cash provided by financing activities was RMB278.3 million (US$40.0 million) in 2019, and was mainly attributable to (i) the proceeds from initial public offering, net of issuance costs RMB109.0 million, and (ii) the proceeds from issuance of Series D preferred shares to our shareholders which amounted to RMB169.8 million.

Net cash provided by financing activities was RMB104.7 million in 2018, and was mainly attributable to (i) the proceeds from issuance of Series C-1 preferred shares to our shareholders which amounted to RMB100.0 million, and (ii) the proceeds from issuance of convertible redeemable preferred shares to non-controlling shareholders, which amounted to RMB5.7 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB0.4 million, RMB16.7 million and RMB4.8 million (US$0.7 million) in 2017, 2018 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in November 2019. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

36Kr Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and VIE and its subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our VIE and its subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our VIE. Appropriation to discretionary surplus fund is made at the discretion of our VIE. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary.” for details. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our consolidated VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries and our consolidated VIE may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

5.C.         Research and Development

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB6.4 million, RMB22.1 million and RMB35.8 million (US$5.1 million) in 2017, 2018 and 2019 respectively. As of December, 2019, we had 48 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company—4.B. Business Overview—Technologies.”

5.D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.         Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in RMB thousands)
Operating lease commitment(1)	17,569	33,158	685	—	51,412

Notes:

(1) Operating lease commitment represents minimum payments under non-cancelable operating leases related to offices. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease periods.

5.G.        Safe harbor

See “Forward-Looking Information.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.         Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	41	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	31	Founder, Co-chairman of the Board of Directors
Jihong Liang	47	Chief Financial Officer, Director
Yang Li	43	Chief Content Officer
Chao Zhu	40	Director
Yifan Li	52	Independent Director
Hendrick Sin	45	Independent Director
Peng Su	40	Independent Director

Dagang Feng has served as our chief executive officer and the co-chairman of our board of directors since August 2019. Mr. Feng has served as Beijing Duoke’s chief executive officer since December 2016 and its director since August 2018, and is responsible for the overall business strategies and operation. Mr. Feng has also served as a director at Xieli Zhucheng since September 2016. Mr. Feng has over 10 years of managerial experience and over 15 years of expertise in media and investment sectors. Before joining us, Mr. Feng served as a senior investment manager at Matrix Partners China from 2012 to 2016, where he primarily focused on investments in Internet and technology sectors. Prior to that, Mr. Feng co-founded YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where he served as the associate chief editor and the general manager of marketing department from 2007 and 2012. Before YiMagazine, Mr. Feng was a senior journalist at ChinaByte.com, an IT-focused vertical portal based in China, from 2005 to 2007, and a senior journalist at the Economic Observer, one of China’s most influential economic-focused newspapers in China, from 2003 to 2005, respectively. Mr. Feng currently serves as a board member of several private companies. Mr. Feng received his bachelor’s degree in economics from Dalian Maritime University in 2002, and a post-graduate diploma in journalism and communication from Tsinghua University in 2017.

Chengcheng Liu has served as the co-chairman of our board of directors since August 2019. Mr. Liu founded our 36Kr.com website in 2010 and has served as chairman of board of directors of Beijing Duoke since its incorporation. Since the inception of our 36Kr, Mr. Liu has been the key architect of our success and has led us to achieve a number of our milestones and transformations, and he has accumulated extensive knowledge and expertise in the New Economy sector as well as rich experience in managing our company. Mr. Liu was named by Forbes as one of China’s “30 Under 30” in 2013, a list of top Chinese entrepreneurs under the age of 30. Mr. Liu currently serves as a board member of several private companies. Mr. Liu received his bachelor’s degree in communication engineering from Beijing University of Posts and Telecommunications in 2010 and his master’s degree in data mining from University of Chinese Academy of Sciences in 2014.

Jihong Liang has served as our chief financial officer and our director since August 2019. Ms. Liang has served as Beijing Duoke’s chief financial officer since February 2019 and its director since August 2018. Ms. Liang served as the chief financial officer of Xieli Zhucheng from November 2014 to January 2019 where she was in charge of the company’s financial function. Prior to joining us, Ms. Liang served as a financial director at Yeepay Inc., an e-payment service provider based in China, from 2013 to 2014, and as a financial director at Tujia.com, a Chinese lodging-service sharing and booking platform, in 2012, respectively. Prior to that, Ms. Liang served as a senior financial manager at the Beijing branch of Ctrip.com, an online ticket and hotel booking platform based in China, from 2011 to 2012, and as a financial manager at the Beijing branch of Mangocity.com, an online ticket and hotel booking platform based in China, from 2006 to 2011, respectively. Ms. Liang received her bachelor’s degree in statistics from Capital University of Economics and Business in 1995, and master’s degree in software engineering from Beihang University in 2016. Ms. Liang was admitted as a Certified Public Accountant by the Chinese Institute of Certified Public Accountants in 2005.

Yang Li has served as our chief content officer since August 2019. Ms. Li has served as Beijing Duoke’s chief content officer since September 2016 and is responsible for the content creation for our platform. Ms. Li has extensive experience in the media sector. Prior to joining us, Ms. Li served at YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where she joined as a founding member, and held various positions, including the chief editor of the magazine and the chief commentator for an editorial column called the Observer from 2008 to 2016. Before YiMagazine, Ms. Li served as a journalist at China Internet Weekly magazine and China Information World newspaper. Ms. Li received a bachelor’s degree in computer science from Shenyang University of Technology in 1999, a bachelor’s degree in editing and publishing science from Tsinghua University in 2005, and a post-graduate diploma in integrated and practicing management from Hong Kong University in 2016.

Chao Zhu has served as our director since August 2019. Mr. Zhu has been a director and later, a senior director of the strategic investment division of Ant Financial since 2014. From 2006 to 2014, he served in the investment banking department of China International Capital Corporation Ltd., an investment bank listed on the Hong Kong Stock Exchange, as an associate, vice president and executive director. Mr. Zhu received a bachelor’s degree in economics from Fudan University in 2002 and a master’s degree in economics from Fudan University in 2006.

Yifan Li has served as our independent director since November 2019. Mr. Li has served as vice president at Zhejiang Geely Holding Group Company Ltd since September 2014, and also served as its chief financial officer during September 2014 to September 2016. The primary business of Zhejiang Geely Holding Group Company Ltd is designing, engineering and manufacturing automobile. Mr. Li’s responsibilities include corporate financial and risk management, investment, new business initiatives, etc. Mr. Li is also currently a director of a number of companies, including Xinyuan Real Estate Co., Ltd., a real estate developer listed on the NYSE, Qudian Inc., an online credit products provider listed on the NYSE, and Sunlands Technology Group, an education company listed on the NYSE. Mr. Li is a certified public accountant in the United States. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989.

Hendrick Sin has served as our independent director since November 2019. Mr. Sin has approximately 22 years of experience in corporate management, finance and investment banking. Mr. Sin is a director of China Prosperity Capital Alpha Limited and a founder of China Prosperity Capital Mobile Internet Fund, L.P. Mr. Sin is a co-founder and the vice chairman of CMGE Technology Group Limited, a leading mobile game company in China. Mr. Sin graduated from Stanford University in 1997 with a master’s degree in engineering-economic systems and operations research, and received three bachelor’s degrees in computer science/mathematics, economics and industrial management with honors from Carnegie Mellon University in 1996. Mr. Sin is the president of the Hong Kong Internet Professional Association and the executive vice-chairman of the Hong Kong Software Industry Association. Mr. Sin has been appointed as a member of the fourteenth session of Tianjin Municipal’s Committee of Chinese People’s Political Consultative Conference. Mr. Sin has also been appointed by the Hong Kong Government as a committee member of the Youth Development Commission and a director of Hong Kong Cyberport Management Company Limited.

Peng Su has served as our independent director since November 2019. Mr. Su has served as Youdao’s vice president since March 2019. Prior to joining Youdao, Mr. Su worked at the New York Stock Exchange (China) for over 12 years in various roles, including its representative and later its chief representative. Mr. Su received his master’s degree from North Carolina State University.

6.B.                          Compensation

Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB4.9 million (US$0.7 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, each of our executive officers is employed for a specified time period, which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events, and may terminate an executive officer’s employment by giving a prior written notice and paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice. Under these employment agreements, each executive officer agrees to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, under these agreements, each executive officer agrees to be bound by certain non-competition restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Share Incentive Plan

Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2016 Share Incentive Plan. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2016 Share Incentive Plan was canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2016 Share Incentive Plan is expected to receive corresponding grants under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 137,186,000. As of the date of this annual report, awards to purchase 55,298,190 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

The following paragraphs summarize the terms of our 2019 Share Incentive Plan.

Types of Awards.    Our 2019 Share Incentive Plan permits awards of share options.

Plan Administration.    Our 2019 Share Incentive Plan shall be administered by Dagang Feng.

Grant Letter.    Awards granted under our 2019 Share Incentive Plan are evidenced by a grant letter that sets forth terms, conditions and limitations for each award.

Exercise Price.    The plan administrator determines the purchase price or exercise price for each award, subject to the conditions set forth in our 2019 Share Incentive Plan.

Eligibility.    We may grant awards to any director, employee or business associate who the plan administrator, in his or her sole discretion, has contributed or will contribute to the Company.

Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the grant letter.

Transfer Restrictions.    Options may not be assignable or transferable, except as otherwise provided in the 2019 Share Incentive Plan.

Termination and Amendment.    The 2019 Share Incentive Plan shall be valid and effective for ten years commencing from its adoption. The board of directors, or the Company by resolution of the shareholders, may at any time terminate the operation of the 2019 Share Incentive Plan, after which period no further options will be granted but the provisions of the 2019 Share Incentive Plan shall remain in force to the extent necessary to give effect to the exercise of any options which are granted during the life of the 2019 Share Incentive Plan or otherwise as may be required in accordance with the provisions of the 2019 Share Incentive Plan. The board of directors may amend any of the provisions of the 2019 Share Incentive Plan at any time, but not so as to affect adversely any rights which have accrued to any grantee at that date.

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2019 Share Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Dagang Feng	27,246,622		Nominal	September 7, 2019	September 7, 2029
Jihong Liang		*	Nominal	September 7, 2019	September 7, 2029
Yang Li		*	Nominal	September 7, 2019	September 7, 2029

Notes:

* Less than l% of our total outstanding ordinary shares

As of the date of this annual report, our employees as a group hold options to purchase 55,298,190 ordinary shares, with exercise price US$0.0001 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies, Judgments and Estimates—Share-based Compensation Expense and Valuation of Underlying Equity.”

6.C.                          Board Practices

Board of Directors

Our Board of Directors consists of seven directors, including three independent directors, namely Yifan Li, Hendrick Sin and Peng Su. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. As of the date of this annual report, Dagang Feng controls a majority of our total voting power, and as such, we are a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remain a controlled company under that definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. We rely on the “home country practice” and the “controlled company” exemptions from the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein (subject to any separate requirement for audit committee approval under the applicable law or Nasdaq rules, and unless disqualified by the chairman of the relevant board meeting) and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Yifan Li, Hendrick Sin and Peng Su, and is chaired by Yifan Li. We have determined that each of Yifan Li, Hendrick Sin and Peng Su satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yifan Li qualifies as an “audit committee financial expert.” as set forth under the applicable rules of the SEC. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

• reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

• approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

• reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

• discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

• reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

• discussing the annual audited financial statements with management and the independent registered public accounting firm;

• reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

• approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function; and

• meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.    Our compensation committee consists of Dagang Feng, Hendrick Sin and Jihong Liang and is chaired by Dagang Feng. We have determined that Hendrick Sin satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

• overseeing the development and implementation of compensation programs in consultation with our management;

• at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

• at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

• at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

• reviewing executive officer and director indemnification and insurance matters; and

• overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Dagang Feng, Peng Su and Chao Zhu, and is chaired by Dagang Feng. We have determined that Peng Su satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

• recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

• reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

• developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

• selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

• evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and distributions, (iii) appointing officers and determining their terms of offices and responsibilities, (iv) approving the transfer of shares of our company, including the registering of such shares in our share register, and (v) exercising the borrowing powers of our company and mortgaging the property of our company.

Terms of Directors and Officers

Our officers may be elected by and serve at the discretion of the board. The Company may by ordinary resolution appoint any person to be a director. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company or the affirmative vote of no less than two-thirds of the other directors present and voting at a board meeting. A director’s office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law or Nasdaq rules from being a director; or (v) is removed from office pursuant to our third amended and restated articles of association.

6.D.                          Employees

As of December 31, 2017, 2018 and 2019, we had a total of 194, 411 and 525 employees, respectively. Substantially all of our employees are located in China. The following table sets forth the breakdown of our full-time employees as of December 31, 2019 by function:

Function/Department	Number of Employees	% of Total
Content and operations	141	26.9
Sales and marketing	260	49.5
Research and development	48	9.1
General and administration	76	14.5

Total	525	100.0

We enter into standard labor contracts with our employees, and additionally, we enter into confidentiality and non-compete agreements with our key employees. In addition to salaries and benefits, we provide commission-based compensation to our sales and marketing force and performance-based bonuses to other full-time employees.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.”

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiatives. We believe our brand reputation, corporate culture and selection and training system also contribute to attracting and retaining our employees. As a result, we are generally able to attract and retain qualified personnel and maintain a stable core management team.

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes. None of our employees are represented by labor unions.

6.E.                          Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31 2020 by:

• each of our directors and executive officers; and

• each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 937,358,520 ordinary shares outstanding as of March 31 2020, including (i) 841,275,820 Class A ordinary shares and (ii) 96,082,700 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng(1)	59,179,201	6.2%	96,082,700	10.1%	155,261,901	16.3%	75.5%
Chengcheng Liu(2)	17,624,700	1.9%	41,124,300	4.4%	58,749,000	6.3%	32.2%
Jihong Liang	*	*	—	—	*	*	*
Yang Li	*	*	—	—	*	*	*
Chao Zhu	—	—	—	—	—	—	—
Yifan Li	—	—	—	—	—	—	—
Hendrick Sin(5)	71,429,000	7.6%	—	—	71,429,000	7.6%	2.2%
Peng Su	—	—	—	—	—	—	—
All directors and executive officers as a group	141,172,746	14.6%	96,082,700	9.9%	237,255,446	24.6%	77.7%
Principal Shareholders:
Holding group of Dagang Feng(1)	59,179,201	6.2%	96,082,700	10.1%	155,261,901	16.3%	75.5%
36Kr Heros Holding Limited(2)	17,624,700	1.9%	41,124,300	4.4%	58,749,000	6.3%	32.2%
API (Hong Kong) Investment Limited(3)	151,772,000	16.2%	—	—	151,772,000	16.2%	4.7%
Tembusu Limited(4)	101,261,000	10.8%	—	—	101,261,000	10.8%	3.1%
China Prosperity Capital Alpha Limited(5)	71,429,000	7.6%	—	—	71,429,000	7.6%	2.2%
Beijing Jiuhe Yunqi Investment Center L.P.(6)	65,307,000	7.0%	—	—	65,307,000	7.0%	2.0%
M36 Investment Limited(7)	62,688,000	6.7%	—	—	62,688,000	6.7%	1.9%

Notes:

*                                           Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**                                      For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 937,358,520, being the number of ordinary shares outstanding (consisting of 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares) as of March 31, 2020 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***                                 For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†                                           Except as indicated otherwise as below, the business address of our directors and executive officers is 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China.

(1)                                     Represents an aggregate of 155,261,901 ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors; and (iii) 18,000,901 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(2)                                     Represents 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. 36Kr Heros Holding Limited is wholly owned by Chengcheng Liu, our founder and chairman of the board of Beijing Duoke. The registered address of 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)                                     Represents 151,772,000 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated under the laws of Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Ant Small and Micro Financial Services Group Co., Ltd.. The registered address of API (Hong Kong) Investment Limited is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

(4)                                     Represents 101,261,000 Class A ordinary shares held by Tembusu Limited, a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(5)                                     Represents 71,429,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.

(6)                                     Represents 65,307,000 Class A ordinary shares held by held by Beijing Jiuhe Yunqi Investment Center L.P., a limited partnership incorporated under the laws of the PRC. The registered address of Beijing Jiuhe Yunqi Investment Center L.P. is Room 530, 5/F, Danling Soho, No. 6 Danlin Road, Haidian District, Beijing, China.

(7)                                     Represents 62,688,000 Class A ordinary shares held by M36 Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. M36 Investment Limited is wholly owned by Shanghai Chuangji Investment Center (Limited Partnership), the general partner of which is Shanghai Changchuang Investment Management Partnership (Limited Partnership). The general partner of Shanghai Changchuang Investment Management Partnership (Limited Partnership) is Shanghai Jingsheng Investment Management Co., Ltd.. Shanghai Jingsheng Investment Management Co., Ltd. is wholly owned by Lingye Zuo and Ping Xiao, who disclaim beneficial ownership of the shares held by M36 Investment Limited, except to the extent of their pecuniary interest therein. The registered office of M36 Investment Limited is SHRM Trustees (BVI) Limited of Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

As of the date of March 31, 2020, 34,500,000 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 3.7% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — F. Share Ownership.”

7.B.                          Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Related Party Transactions

Transaction with Xieli Zhucheng

In 2017, 2018 and 2019, Xieli Zhucheng, of which our Co-founder is a common director, incurred payroll expenses for certain senior officers of Xieli Zhucheng who also provided services to us, which amounted to RMB 0.7 million, RMB 0.8 million and RMB 0.1 million, respectively. Xieli Zhucheng forgave such payroll expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder’s contribution from Xieli Zhucheng to Beijing Duoke.

In 2017, 2018 and 2019, we rented some office areas from Xieli Zhucheng, and the rental expenses were RMB 0.5 million, RMB 0.5 million and RMB 0.1 million, respectively. Xieli Zhucheng forgave such rental expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder’s contribution from Xieli Zhucheng to Beijing Duoke.

Transaction with JingData

In 2018, we purchased electronic equipment, software use right and advertising services amounted to approximately RMB 2.8 million from JingData, which is a subsidiary of Xieli Zhucheng. As of December 31, 2018 and 2019, amount due to JingData for advertising services was RMB 0.7 million and nil, respectively.

In 2017, 2018 and 2019, we earned revenue for providing advertising and enterprise value-added services to JingData amounted to approximately RMB 0.3 million, RMB 1.0 million and RMB 5.0 million, respectively. As of December 31, 2018 and 2019, the amount due from JingData was nil and RMB 2.0 million, respectively.

We and JingData have entered into a data sharing agreement in June 2019, pursuant to which we and JingData collectively contribute to and manage a data sharing platform. Representatives appointed by us and JingData may also approve affiliates of us and JingData to become a participant of the data sharing platform and have certain access to and contribute data to the platform, subject to execution of a data sharing confirmation letter undertaking to abide with the data sharing agreement. We are responsible for the costs of the operation and maintenance of the data platform. No fees or other compensation are required to be paid by any participant of the data sharing platform for access to the data platform. The data sharing agreement provides that none of the participants may sell, grant access or permission to use, transfer or disclose data shared by other participants to any non-participating third parties, unless such participant has obtained authorization from the contributing party or is legally required to disclose such data. Moreover, each participant may not sell, grant access or permission to use, transfer or disclose data shared by it to certain competitors of other participants, as agreed in the data sharing agreement, except that each of us and JingData has one strike right requesting the other party to terminate data sharing cooperation with one third party each year. The data sharing agreement initially had a minimum term of ten years.

Transaction with Jiaxing Chuangke

In 2018, revenue amounted to approximately RMB 2.8 million was generated from Jiaxing Chuangke Business Information Consulting Co., Ltd., or Jiaxing Chuangke, a subsidiary of Xieli Zhucheng, for the advertising services we provided. As of December 31, 2018 and 2019, the amount due from Jiaxing Chuangke including the value-added tax was approximately RMB 2.9 million and RMB 0.9 million, respectively.

Transaction with Ant Xiaowei

We entered into an online and offline advertising service agreement with Chongqing Ant Xiaowei Small Loan Co., Ltd.(“Ant Xiaowei”, a subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., or Ant Financial. Ant Financial is the parent of API (Hong Kong) Investment Limited, a shareholder of the Company), and earned revenue amounted to approximately RMB 0.9 million, and RMB 1.0 million in 2017 and 2018, respectively. As of December 31, 2018, there was RMB1.4 million receivables due from Ant Xiaowei, which has been received as of December 31, 2019.

Transaction with 36Kr Global

As of December 31, 2019, there was approximately RMB 1.7 million receivable due from 36Kr Global mainly due to the salary and other expenses we paid on behalf of 36Kr Global.

7.C.                          Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

8.A.                          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description Of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B.                          Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.                                                THE OFFER AND LISTING

9.A.                          Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since November 8, 2019 under the symbol “KRKR”. Each ADS represents 25 Class A ordinary shares, par value US$0.0001 per share.

9.B.                          Plan of Distribution

Not applicable.

9.C.                          Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Market since November 8, 2019 under the symbol “KRKR”.

9.D.                          Selling Shareholders

Not applicable.

9.E.                          Dilution

Not applicable.

9.F.                           Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

10.A.                   Share Capital

Not applicable.

10.B.                   Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-234006) filed with the SEC on September 30, 2019. Our board of directors adopted our third amended and restated memorandum and articles of association by a special resolution on September 29, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our third amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder of Class B ordinary shares, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holder of such Class B ordinary shares becomes a beneficial owners of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our third amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote for the holder of each Class A ordinary share registered in his or her name on our register of members and each Class B ordinary share is entitled to 25 votes for the holder of each Class B ordinary share registered in his or her name on our register of members. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders.

A quorum required for a meeting of shareholders consists of shareholders holding shares which carry a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman of the Board of Directors or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our third amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our third amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

• the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

• the instrument of transfer is in respect of only one class of shares;

• the instrument of transfer is properly stamped, if required;

• in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

• the shares are free from any lien in favor of the Company; and

• a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our third amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our third amended and restated memorandum and articles of association and the register of mortgages and charges, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our third amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our third amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

• the designation of the series;

• the number of shares of the series;

• the dividend rights, dividend rates, conversion rights, voting rights; and

• the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that: (a) authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and (b) limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

• does not have to file an annual return of its shareholders with the Registrar of Companies;

• is not required to open its register of members for inspection;

• does not have to hold an annual general meeting;

• may issue negotiable or bearer shares or shares with no par value;

• may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

• may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

• may register as a limited duration company; and

• may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

10.C.                   Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.                   Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.                   Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, an enterprise established outside the PRC with “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, ompany seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) , if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

•                  certain financial institutions;

•                  insurance companies;

•                  regulated investment companies;

•                  dealers or traders in securities that use a mark-to-market method of tax accounting;

•                  persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  entities classified as partnerships for U.S. federal income tax purposes;

•                  tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•                  persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•                  persons that own or are deemed to own 10% or more of our stock by vote or value; or

•                  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of our ADSs or Class A ordinary shares and:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Taxation of Distributions

This discussion is subject to the discussion below under “—Passive Foreign Investment Company Rules.” Distributions paid on our ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders with respect to the ADSs may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

This discussion is subject to the discussion below under “—Passive Foreign Investment Company Rules.” A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to Class A ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for the taxable year of 2019. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets (including goodwill) from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our ADS price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our VIE) were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as Class A ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned ADSs or Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder that held ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of such taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss. If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (except that the preferential rate on dividends paid to non-corporate U.S. Holders will not apply). U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. In addition, because our Class A ordinary shares will not be publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we were a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Class A ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service (“IRS”).

In addition, if we were treated as a PFIC for a taxable year in which we paid a dividend, or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

10.F.       Dividends and Paying Agents

Not applicable.

10.G.      Statement by Experts

Not applicable.

10.H.      Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-234006), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-234196) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC.

Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Our credit risk primarily arises from cash and cash equivalents, short-term investments, receivables due from our customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets’ carrying amounts as of the balance sheet dates. We expect that there is no significant credit risk associated with cash and cash equivalents and short term investments which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries, VIE and the subsidiaries of the VIE are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

We believe that there is no significant credit risk associated with amounts due from related parties. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.

Foreign currency exchange rate risk

Our operating transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political development. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.      Debt Securities

Not applicable.

12.B.      Warrants and Rights

Not applicable.

12.C.      Other Securities

Not applicable.

12.D.      American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$0.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.              ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D.      Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.      Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-234006), as amended, which registered 34,500,000 Class A ordinary shares represented by 34,500,000 ADSs and was declared effective by the SEC on November 7, 2019, for our initial public offering, which closed in November 13, 2019. Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters.

For the period from November 7, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$7.7 million, which included US$1.6 million in underwriting discounts and commissions for the initial public offering and approximately US$6.1 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 7, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we did not use the net proceeds received from the initial public offering.

We still intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.          Audit Committee Financial Expert

Our board of directors has determined that Mr.Yifan Li, an independent director and the chairman of our audit committee, Mr. Yifan Li qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. Mr. Yifan Li satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16.B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-234006) filed with the SEC on September 30, 2019 and posted a copy of our code of business conduct and ethics on our website at http://ir.36kr.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.          Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2018 and 2019.

	Year Ended December 31,
Services	2018	2019
	RMB	RMB
	(in thousands)

Audit Fees(1),	480	16,039
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	1,116
Total	480	17,155

(1)   Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)   Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)   Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)   Other Fees. Other fees mean fees incurred from professional services related to advisory and tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.          Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.         Corporate Governance

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. As a result of our reliance on the “foreign private issuer” or the “controlled company” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.         Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of 36Kr Holdings Inc. are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document

1.1

Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.1

Form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.4*	Description of Securities Registered Under Section 12 of the Exchange Act

4.1

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.3

Form of Employment Agreement between the Registrant its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.4

English translation of Share Transfer Agreement between Beijing Xieli Zhucheng Finance Information Services Co., Ltd. and Tianjin Zhanggongzi Technology Partnership (L.P.), dated September 30, 2017 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.5

English translation of Share Purchase Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.) and Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), dated November 2017 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.6

English translation of Share Purchase Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Tianjin Zhanggongzi Technology Partnership (L.P.), Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.) and Hangzhou Jincun Investment Management Partnership (L.P.), dated November 14, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.7

English translation of Share Purchase Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Tianjin Zhanggongzi Technology Partnership (L.P.), Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), Hangzhou Jincun Investment Management Partnership (L.P.), Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) and Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd., dated December 12, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.8

English translation of Share Purchase Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Tianjin Zhanggongzi Technology Partnership (L.P.), Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), Hangzhou Jincun Investment Management Partnership (L.P.), Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.), Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd., Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) and Beijing Wentou Wuyu Investment Co., Ltd., dated January 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.9

Share Subscription Agreement by and among 36Kr Holdings Inc., Dagang Feng, Palopo Holding Limited, Lotus Walk Inc., Nikkei Inc., Krystal Imagine Investments Limited, Red Better Limited, Homshin Innovations Ltd., 36Kr Holding Limited, 36Kr Holdings (HK) Limited, 36Kr Global Holding (HK) Limited, Beijing Duoke Information Technology Co., Ltd., Beijing Dian Qier Creative Interactive Media Culture Co., Ltd., Tianjin Thirty-six Hearts Technology Co., Ltd., Zhejiang Pinxin Technology Co., Ltd., Hangzhou Pinxin Acceleration Technology Co., Ltd., Sichuan Thirty-six Ke Technology Co., Ltd., Jiangsu Kuaike Technology Co., Ltd., Beijing Dake Information Technology Co., Ltd., Tianjin Duoke Investment Co., Ltd., Tianjin Dake Information Technology Co., Ltd., Chongqing Duoke Acceleration Technology Co., Ltd., 36Kr Japan and KRASIA PLUS PTE. LTD., dated September 23, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.10

Amended and Restated Shareholders Agreement, dated September 25, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.11

English translation of Data Sharing Agreement between Beijing Duoke Information Technology Co., Ltd. and Beijing Venture Glory Information Technology Co., Ltd., dated June 25, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.12

English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated August 2, 2019 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.13

English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.14

English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.15

English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.16

English translation of Power of Attorney, from Beijing Xieli Zhucheng Finance Information Services Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.17

English translation of Power of Attorney, from Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.18

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.19

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.20

English translation of Power of Attorney, from Beijing Gebi Lvzhou Angel Investment Center (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.21

English translation of Power of Attorney, from Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.22

English translation of Power of Attorney, from Beijing Wentou Wuyu Investment Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.23

English translation of Power of Attorney, from Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.24

English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated September 27, 2019 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.25

English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.26

English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.27

English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.28

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.29

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

8.1

List of Significant Subsidiaries and VIE of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed herewith

**           Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

By:	/s/ Jihong Liang
	Name:	Jihong Liang
	Title:	Chief Financial Officer

Date: April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2020

We have served as the Company’s auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	US$’000
			(Note 2 e)
Assets
Current assets:
Cash and cash equivalents	48,968	177,372	25,478
Restricted cash	—	505	73
Short-term investments	145,451	86,362	12,405
Accounts receivable, net	182,269	538,537	77,356
Receivables due from related parties	11,018	4,615	663
Prepayments and other current assets	11,686	41,852	6,012
Total current assets	399,392	849,243	121,987
Non-current assets:
Property and equipment, net	15,472	15,964	2,293
Intangible assets, net	255	356	51
Equity method investments	—	41,861	6,013
Deferred tax assets	306	3,391	487
Total non-current assets	16,033	61,572	8,844
Total assets	415,425	910,815	130,831

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 20.27 million and RMB 139.34 million as of December 31, 2018 and 2019, respectively)	20,270	139,336	20,014
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 36.16 million and RMB 34.58 million as of December 31, 2018 and 2019, respectively)	36,160	50,721	7,286
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 16.92 million and RMB 32.44 million as of December 31, 2018 and 2019, respectively)	16,917	35,341	5,076
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 4.23 million and RMB 8.16 million as of December 31, 2018 and 2019, respectively)	4,227	8,161	1,173
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 1.98 million and nil as of December 31, 2018 and 2019, respectively)	1,979	—	—
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 5.15 million and RMB 15.30 million as of December 31, 2018 and 2019, respectively)	5,152	33,308	4,784
Total current liabilities	84,705	266,867	38,333
Total liabilities	84,705	266,867	38,333
Commitments and Contingencies (Note 17)

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	US$’000
			(Note 2 e)
Mezzanine equity
Series A-1 convertible redeemable preferred shares (US$ 0.0001 par value; 62,273,127 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	681	—	—
Series A-2 convertible redeemable preferred shares (US$ 0.0001 par value; 81,008,717 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019 )	13,500	—	—
Series B-1 convertible redeemable preferred shares (US$ 0.0001 par value; 200,241,529 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	388,145	—	—
Series B-2 convertible redeemable preferred shares (US$ 0.0001 par value; 11,674,379 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	45,000	—	—
Series B-3 convertible redeemable preferred shares (US$ 0.0001 par value; 19,361,727 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	48,016	—	—
Series B-4 convertible redeemable preferred shares (US$ 0.0001 par value; 9,338,761 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	36,000	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0001 par value; 164,876,000 shares authorized, issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	277,259	—	—
Redeemable non-controlling interests	7,731	—	—
Total mezzanine equity	816,332	—	—

Shareholders’ (deficit)/equity
Ordinary shares (US$ 0.0001 par value; 4,326,574,000 shares authorized, 233,800,850 shares issued and outstanding as of December 31, 2018; None authorized, issued and outstanding as of December 31, 2019)	184	—	—
Class A ordinary shares (US$0.0001 par value per share; none authorized, issued and outstanding as of December 31, 2018; 4,903,917,300 shares authorized, 841,275,820 shares issued and outstanding as of December 31, 2019)	—	613	88
Class B ordinary shares (US$0.0001 par value per share; none authorized, issued and outstanding as of December 31, 2018; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2019)	—	66	10
Additional paid-in capital	—	2,000,267	287,320
Treasury stock (US$ 0.0001 par value; none and 2,561,468 shares as of December 31, 2018 and 2019, respectively)	—	(2,333)	(334)
Accumulated deficit	(486,027)	(1,358,350)	(195,115)
Accumulated other comprehensive income/(loss)	231	(3,054)	(439)
Total 36Kr Holdings Inc.’s shareholders’ (deficit)/equity	(485,612)	637,209	91,530
Non-controlling interests	—	6,739	968
Total shareholders’ (deficit)/equity	(485,612)	643,948	92,498
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	415,425	910,815	130,831

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2 e)
Revenues:
Online advertising services	73,958	173,783	283,426	40,712
Enterprise value-added services	42,465	100,238	319,469	45,889
Subscription services	4,084	25,072	52,711	7,571
Total revenues	120,507	299,093	655,606	94,172
Cost of revenues	(60,749)	(140,317)	(380,290)	(54,625)
Gross profit	59,758	158,776	275,316	39,547
Operating expenses:
Sales and marketing expenses	(32,275)	(66,984)	(131,301)	(18,860)
General and administrative expenses	(10,040)	(24,125)	(131,075)	(18,828)
Research and development expenses	(6,429)	(22,075)	(35,807)	(5,143)
Total operating expenses	(48,744)	(113,184)	(298,183)	(42,831)
Income/(loss) from operations	11,014	45,592	(22,867)	(3,284)
Other income/(expenses):
Share of loss from equity method investments	(549)	(2,794)	—	—
Gain on disposal of a subsidiary	—	—	11,454	1,645
Short-term investment income	371	9,300	4,115	591
Others, net	996	3,247	1,280	184
Income/(loss) before income tax	11,832	55,345	(6,018)	(864)
Income tax expense	(3,909)	(14,827)	(19,893)	(2,857)
Net income/(loss)	7,923	40,518	(25,911)	(3,721)
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(1,808)	(260)
Accretion of convertible redeemable preferred shares to redemption value	(2,834)	(120,060)	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	—	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	—	(36,977)	(5,311)
Net loss attributable to non-controlling interests	—	—	156	22
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	5,089	(80,567)	(850,441)	(122,157)

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

	For the Year Ended December 31,
	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2 e)
Net income/(loss)	7,923	40,518	(25,911)	(3,721)
Other comprehensive income/(loss)
Foreign currency translation adjustments	—	231	(3,285)	(472)
Total other comprehensive income/(loss)	—	231	(3,285)	(472)
Total comprehensive income/(loss)	7,923	40,749	(29,196)	(4,193)
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(1,808)	(260)
Accretion of convertible redeemable preferred shares to redemption value	(2,834)	(120,060)	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	—	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	—	(36,977)	(5,311)
Net loss attributable to non-controlling interests	—	—	156	22
Comprehensive income/(loss) attributable to 36Kr Holding Inc.’s ordinary shareholders	5,089	(80,336)	(853,726)	(122,629)

Net income/(loss) per ordinary share (RMB)
—Basic	0.008	(0.275)	(2.310)	(0.332)
—Diluted	0.007	(0.275)	(2.310)	(0.332)
Net loss per ADS (RMB)
—Basic	—	—	(57.750)	(8.295)
—Diluted	—	—	(57.750)	(8.295)
Weighted average number of ordinary shares used in per share calculation:
—Basic	272,406,578	292,731,461	368,159,249	368,159,249
—Diluted	313,723,248	292,731,461	368,159,249	368,159,249
Weighted average number of ADS used in per ADS calculation:
—Basic	—	—	14,726,370	14,726,370
—Diluted	—	—	14,726,370	14,726,370

Share-based compensation expenses included in: Cost of revenues	786	673	4,730	679
Sales and marketing expenses	1,388	1,674	14,654	2,105
General and administrative expenses	2,568	2,554	69,412	9,971
Research and development expenses	146	210	2,375	341

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

	Ordinary shares										Accumulated
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Accumulated deficit	other comprehensive income/(loss)	Non- controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount RMB’000	Shares	Amount RMB’000	Shares	Amount RMB’000	RMB’000	Shares	Amount RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2017	266,276,697	184	—	—	—	—	—	—	—	(433,247)	—	—	(433,063)
Net income	—	—	—	—	—	—	—	—	—	7,923	—	—	7,923
Capital injection from shareholders	—	—	—	—	—	—	10,000	—	—	—	—	—	10,000
Share-based compensation	22,724,708	—	—	—	—	—	4,888	—	—	—	—	—	4,888
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(2,834)	—	—	—	—	—	(2,834)
Shareholder’s contribution	—	—	—	—	—	—	1,401	—	—	—	—	—	1,401
Balance as of December 31, 2017	289,001,405	184	—	—	—	—	13,455	—	—	(425,324)	—	—	(411,685)
Balance as of January 1, 2018	289,001,405	184	—	—	—	—	13,455	—	—	(425,324)	—	—	(411,685)
Net income	—	—	—	—	—	—	—	—	—	40,518	—	—	40,518
Share-based compensation	19,684,607	—	—	—	—	—	5,111	—	—	—	—	—	5,111
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	—	—	(1,025)	—	—	(1,025)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(19,864)	—	—	(100,196)	—	—	(120,060)
Shareholder’s contribution	—	—	—	—	—	—	1,298	—	—	—	—	—	1,298
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	231	—	231
Balance as of December 31, 2018	308,686,012	184	—	—	—	—	—	—	—	(486,027)	231	—	(485,612)

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

	Ordinary shares						Additional				Accumulated other	Non-	Total
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		paid-in capital	Treasury stock		Accumulated deficit	comprehensive income/(loss)	controlling interests	shareholders’ (deficit)/equity
	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	RMB’000	Shares	Amount RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Balance as of January 1, 2019	308,686,012	184	—	—	—	—	—	—	—	(486,027)	231	—	(485,612)
Net loss	—	—	—	—	—	—	—	—	—	(25,755)	—	(156)	(25,911)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	—	—	(1,409)	—	—	(25,378)	—	—	(26,787)
Re-designation of ordinary shares into Series B-3 convertible redeemable preferred shares	(17,215,818)	(10)	—	—	—	—	(1,157)	—	—	(28,799)	—	—	(29,966)
Re-designation of ordinary shares into Series B-4 convertible redeemable preferred shares	(11,643,239)	(7)	—	—	—	—	—	—	—	(20,261)	—	—	(20,268)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(28,480,894)	(11)	—	—	—	—	(25,749)	—	—	(284,224)	—	—	(309,984)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(12,545,000)	(9)	—	—	—	—	—	—	—	(36,968)	—	—	(36,977)
Share-based compensation	1,609,789	—	—	—	—	—	64,387	—	—	—	—	—	64,387

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

	Ordinary shares						Additional				Accumulated other	Non-
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		paid-in capital	Treasury stock		Accumulated deficit	comprehensive income/(loss)	controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	RMB’000	Shares	Amount RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Share repurchase	(2,561,468)	—	—	—	—	—	—	2,561,468	(2,333)	—	—	—	(2,333)
Re-designation of ordinary shares into Class A and Class B ordinary shares upon initial public offering	(237,849,382)	(147)	141,766,682	81	96,082,700	66	—	—	—	—	—	—	—
Re-designation of Preferred Shares into Class A ordinary shares upon initial public offering	—	—	726,015,520	508	—	—	1,877,739	—	—	—	—	—	1,878,247
Share issuance upon initial public offering, net of issuance costs	—	—	34,500,000	24	—	—	86,214	—	—	—	—	—	86,238
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	—	—	(1,808)	—	—	(1,808)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	—	(449,130)	—	—	(449,130)
Shareholder’s contribution	—	—	—	—	—	—	242	—	—	—	—	—	242
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	6,895	6,895
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(3,285)	—	(3,285)
Balance as of December 31, 2019	—	—	902,282,202	613	96,082,700	66	2,000,267	2,561,468	(2,333)	(1,358,350)	(3,054)	6,739	643,948

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000 (Note 2 e)
Cash flows from operating activities:
Net income/(loss)	7,923	40,518	(25,911)	(3,721)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	487	1,585	4,195	603
Amortization of intangible assets	—	18	36	5
Share-based compensation expenses	4,888	5,111	91,171	13,096
Allowance for doubtful accounts	—	2,570	10,004	1,437
Exchange (gains)/losses	—	(275)	40	6
Fair value changes of short-term investments	(334)	(3,498)	(1,837)	(264)
Share of loss from equity method investments	549	2,794	—	—
Disposal gain on a subsidiary	—	—	(11,454)	(1,645)
Rental, interest and payroll expense contributed by a shareholder	1,401	1,298	242	34
Content cost contributed by a non-controlling shareholder	—	1,011	—	—
Deferred income tax	(54)	(252)	(3,085)	(443)
Changes in operating assets and liabilities:
Accounts receivable	(60,803)	(121,538)	(365,770)	(52,540)
Receivables due from related parties	(2,134)	(8,727)	6,403	920
Prepayments and other current assets	(5,231)	(6,950)	(34,522)	(4,959)
Accounts payable	10,491	9,779	119,135	17,113
Salary and welfare payables	9,899	24,619	14,561	2,092
Taxes payable	9,157	7,421	18,428	2,647
Deferred revenue	3,546	681	3,934	565
Amounts due to related parties	798	1,181	(1,979)	(284)
Accrued liabilities and other payables	7,973	(2,944)	17,472	2,509
Net cash used in operating activities	(11,444)	(45,598)	(158,937)	(22,829)
Cash flows from investing activities:
Purchase of property and equipment	(392)	(16,402)	(4,639)	(666)
Purchase of intangible assets	—	(273)	(137)	(20)
Purchase of short-term investments	(130,000)	(544,601)	(817,450)	(117,419)
Proceeds from maturities of short-term investments	28,000	504,982	878,376	126,171
Investment in equity method investment	(3,500)	—	(42,417)	(6,093)
Net cash paid upon disposal of a subsidiary	—	—	(4,005)	(575)
Cash received from disposal of a equity investee	—	—	157	23
Net cash (used in)/provided by investing activities	(105,892)	(56,294)	9,885	1,421
Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	—	—	109,045	15,663
Proceeds from loans provided by a third party	—	—	8,266	1,187
Repayments of loans provided by a third party	—	—	(8,483)	(1,219)
Proceeds from loans provided by a shareholder	8,500	—	—	—
Repayments of loans provided by a shareholder	(7,521)	(979)	—	—
Capital injection from shareholders	10,000	—	—	—
Proceeds from issuance of Series C-1 preferred shares	152,000	100,000	—	—
Proceeds from issuance of Series D preferred shares, net of issuance cost	—	—	169,750	24,383
Share repurchase	—	—	(2,333)	(335)
Cash paid to acquire a non-controlling interest	—	—	(4,803)	(690)
Proceeds from issuance of convertible redeemable preferred shares to non-controlling shareholders	—	5,695	—	—
Capital injection from non-controlling interest shareholders			6,895	990
Net cash provided by financing activities	162,979	104,716	278,337	39,979
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	—	501	(376)	(54)
Net increase in cash, cash equivalents and restricted cash	45,643	3,325	128,909	18,517
Cash, cash equivalents and restricted cash at beginning of the year	—	45,643	48,968	7,034
Cash, cash equivalents and restricted cash at end of the year	45,643	48,968	177,877	25,551

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000 (Note 2 e)
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(313)	(11,944)	(17,538)	(2,519)
Cash paid for interest expense	(6)	(92)	(78)	(11)
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by other payable	—	123	122	18
Rental, interest and payroll expense contributed by a shareholder	1,401	1,298	242	34
Content cost contributed by a non-controlling shareholder	—	1,011	—	—
Accretions of convertible redeemable preferred shares to redemption value	2,834	120,060	449,130	64,513
Accretion on redeemable non-controlling interests to redemption value	—	1,025	1,808	260
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	26,787	3,848
Re-designation of ordinary shares into Series B-3 convertible redeemable preferred shares	—	—	41,196	5,917
Re-designation of ordinary shares into Series B-4 convertible redeemable preferred shares	—	—	35,822	5,146
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares	—	—	309,984	44,526
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	—	36,977	5,311
Re-designation of Preferred Shares into Class A ordinary shares upon initial public offering	—	—	1,878,247	269,793
Accrued listing expense for the initial public offering	—	—	22,807	3,276

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   Nature of Operations and Reorganization

(a) Nature of operations

36Kr Holdings Inc. (‘‘36Kr’’ or the ‘‘Company’’), is a holding company and conducts its business mainly through its subsidiaries, a VIE and subsidiaries of the VIE (collectively referred to as the “Group”). The Group is primarily engaging in providing content and business services to new economy participants in the People’s Republic of China (the “PRC”). The Group mainly generates revenues from providing online advertising services, enterprise value-added services and subscription services (collectively referred to as the “36Kr Business”). The Group’s principal operations and geographic markets are substantially located in PRC.

(b) Reorganization

The Group commenced operations in 2010. Beijing Xieli Zhucheng Finance Information Service Co., Ltd. (“Xieli”) was established in 2011 by Mr. Liu Chengcheng (the “Founder”) to carry out the Group’s principal business. In December 2016, the Group’s business was carved out from Xieli (“Carve-out”), and incorporated into a newly set up company named Beijing Duoke Information Technology Co., Ltd. (“Beijing Duoke”; formerly named as Beijing Pinxin Media Culture Co., Ltd. and Beijing Sanshiliuke Culture Media Co., Ltd.), which was then a wholly owned subsidiary of Xieli.

The Company was incorporated as a limited liability company in the Cayman Islands on December 3, 2018. Through a series of contemplated reorganization steps (the “Reorganization”), the Company established Beijing Dake Information Technology Co., Ltd. (“Beijing Dake”) in June 2019 to gain control over Beijing Duoke through contractual arrangements and thereafter the 36Kr Business was transferred to the Group upon the completion of the Reorganization. The Reorganization was approved by the Board of Directors and a reorganization framework agreement was entered into by the Company, Beijing Duoke, the Founder and the shareholders of Beijing Duoke in June 2019.

As of August 2, 2019, the Group has completed the steps of the Reorganization as described below, and Beijing Duoke has become VIE of the Group. The ownership structure of the major subsidiaries and VIE of the Group is:

Major subsidiaries	Place and year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal activities
36Kr Holding Limited (“36Kr BVI” or “BVI Subsidiary”)	British Virgin Islands, established in 2018	100%	Investment holding
36Kr Holdings (HK) Limited (“36Kr HK” or “HK Subsidiary”)	Hong Kong, established in 2018	100%	Investment holding
Tianjin Duoke Investment Co., Ltd. (“Tianjin Duoke”)	The PRC, established in 2019	100%	Investment holding
Tianjin Dake Information Technology Co., Ltd. (“Tianjin Dake”)	The PRC, established in 2019	100%	Management consulting
Beijing Dake	The PRC, established in 2019	100%	Management consulting

VIE	Place and year of Incorporation	Percentage of Economic Ownership	Principal activities
Beijing Duoke	The PRC, established in 2016	100%	36Kr Business

VIE’s subsidiaries	Place and year of Incorporation	Percentage of Economic Ownership	Principal activities
Tianjin Thirtysix Hearts Technology Co., Ltd.	The PRC, established in 2017	100%	Offline training
Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”)	The PRC, established in 2017	100%	Enterprise value-added services
Zhejiang Pinxin Technology Co., Ltd.	The PRC, established in 2019	100%	Investment holding

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Nature of Operations and Reorganization (Continued)

(b) Reorganization (Continued)

The major reorganization steps are described as follows:

(i)                           the Company was set up by the Founder in December 2018;

(ii)                        the Company established a wholly owned subsidiary in British Virgin Islands (“BVI”), 36Kr BVI, in December 2018;

(iii)                     36Kr BVI established a wholly owned subsidiary in Hong Kong, 36Kr HK, in December 2018;

(iv)                    36Kr HK established a wholly owned subsidiary in the PRC, Tianjin Duoke, in May 2019;

(v)                       Tianjin Duoke established a wholly owned subsidiary in the PRC, Tianjin Dake, in June 2019;

(vi)                    Tianjin Duoke established a wholly owned subsidiary in the PRC, Beijing Dake, in June 2019;

(vii)                 Beijing Dake entered into various contractual agreements (“VIE agreements”) as related to the VIE and the VIE’s shareholders in order to comply with PRC laws and regulations on internet business in August 2019;

(viii)              the Company issued ordinary shares at par value to ordinary shareholders of Beijing Duoke and Xieli for the respective equity interests that they held in Beijing Duoke in August 2019;

(ix)                    In August 2019, the Company issued Series A-1, A-2, B-1, B-2, B-3 and B-4 convertible redeemable preferred shares to preferred shareholders of Xieli as consideration in exchange for the respective similar equity interests that they held indirectly in Beijing Duoke through Xieli . On the same date, the Company issued Series C-1 convertible redeemable preferred shares to preferred shareholders of Beijing Duoke as consideration in exchange for the respective similar equity interests that they held directly in Beijing Duoke.

(c) Basis of Presentation for the Reorganization

The Reorganization consists of transferring the 36Kr Business to the Group, which is owned by the shareholders of Beijing Duoke and Xieli immediately before and after the Reorganization. The shareholding percentages and rights of each shareholder are substantially the same in Beijing Duoke and in the Company immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because of the high degree of common ownership, and it is determined that the transfers lack economic substance. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows of 36Kr Business for the periods presented and are prepared as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

(d) Initial Public Offering

On November 8, 2019, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,380,000 American depositary shares (“ADSs”), representing 34,500,000 Class A ordinary shares, were issued and sold to the public at a price of US$14.50 per ADS. The net proceeds to the Company from the IPO, after deducting accrued and paid commissions and offering expenses, were approximately US$ 12.33 million (RMB 86.24 million).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through its VIE, whose equity interests are held by the Founder and other shareholders of the Group. The Company obtained control over the VIE by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Group through the contractual arrangements.

The contractual arrangements used to control the VIE are the power of attorney, equity pledge agreement, exclusive purchase option agreement and exclusive business cooperation agreement. The Company’s management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance and bears the risks of and enjoys the rewards normally associated with ownership of the VIE. Therefore, the Company is the ultimate primary beneficiary of the VIE. As such, the Company consolidates the financial statements of the VIE and its subsidiaries, and the financial results of the VIE were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2 (a).

The following is a summary of the contractual agreements that entered into by and among Beijing Dake, Beijing Duoke, and the nominee shareholders of Beijing Duoke.

Power of Attorney

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke have entered into an power of attorney, pursuant to which each of the shareholders of Beijing Duoke irrevocably appointed Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) to exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders’ meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Equity Pledge Agreement

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke have entered into an equity pledge agreement, pursuant to which the shareholders of Beijing Duoke have pledged all of their equity interests in Beijing Duoke that they own, including any interest or dividend paid for the shares, to Beijing Dake as a security interest to guarantee the performance by Beijing Duoke and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. Upon the discovery of the occurrence of any circumstances or event that may lead to an event of default (as defined in the equity pledge agreement), Beijing Dake, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Beijing Dake is not liable for any loss incurred by its due exercise of such rights and powers. This pledge will become effective on the date the pledged equity interests are registered with the relevant office of industry and commerce and will remain effective until the pledgors are no longer the shareholders of Beijing Duoke.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Exclusive Purchase Option Agreement

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke have entered into an exclusive purchase option agreement, pursuant to which each of the shareholders of Beijing Duoke irrevocably granted Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake’s prior written consent, the shareholders of Beijing Duoke shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Exclusive Business Cooperation Agreement

Beijing Dake and Beijing Duoke have entered into an exclusive business cooperation agreement, pursuant to which Beijing Dake has the exclusive right to provide to Beijing Duoke technical support, consulting services and other services related to Beijing Duoke’s business, including business management, daily operations, strategic planning, among others. Beijing Dake has granted Beijing Duoke the right to register its intellectual property rights under Beijing Duoke. Beijing Dake has the right to purchase such intellectual property rights from Beijing Duoke at nominal prices. The scope of the services provided by Beijing Dake may be expanded from time to time per Beijing Duoke’s request. The timing and amount of the service fee payments shall be determined at the sole discretion of Beijing Dake. The term of this agreement is indefinite unless Beijing Dake unilaterally terminates the agreement in writing.

Risks in relation to the VIE structure

A significant part of the Group’s business is conducted through the VIE of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

It is possible that the Group’s operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of ‘‘foreign investment’’ so that foreign investment, by its definition, includes ‘‘investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council’’ without further elaboration on the meaning of ‘‘other means.’’ It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•       revoke the business licenses and/or operating licenses of such entities;

•       discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiary and the VIE;

•       impose fines, confiscate the income from the PRC subsidiary or the VIE, or impose other requirements with which the VIE may not be able to comply;

•       require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIE;

•       restrict or prohibit the Group’s use of the proceeds of this offering to finance the Group’s business and operations in China; or

•       take other regulatory or enforcement actions that could be harmful to the Group’s business.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The Company’s management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	48,968	11,870
Restricted cash	—	501
Short-term investments	145,451	40,096
Accounts receivable, net	182,269	538,537
Amounts due from the Company and its subsidiaries	—	15,807
Receivables due from related parties of the Group	11,018	4,393
Prepayments and other current assets	11,686	16,810
Non-current assets:
Property and equipment, net	15,472	15,964
Intangible assets, net	255	356
Deferred tax assets	306	3,391
Total assets	415,425	647,725
Current liabilities:
Accounts payable	20,270	139,336
Salary and welfare payables	36,160	34,578
Taxes payable	16,917	32,441
Deferred revenue	4,227	8,161
Amounts due to the Company and its subsidiaries	—	116,097
Amounts due to related parties of the Group	1,979	—
Accrued liabilities and other payables	5,152	15,302
Total liabilities	84,705	345,915

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Total revenues	120,507	299,093	655,241
Net income/(loss)	7,923	40,518	(5,058)

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(11,444)	(45,598)	(133,255)
Net cash (used in)/provided by investing activities	(105,892)	(56,294)	98,305
Net cash provided by/(used in) financing activities	162,979	104,716	(1,614)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash held in foreign currencies	—	501	(33)

The Company’s involvement with the VIE is through the contractual arrangements disclosed above. All recognized assets held by the VIE are disclosed in the table above. Unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License, tradename of 36Kr, the domain names of 36kr.com, 36Kr mobile application, 36Kr official account on social networks, customer relationship relating to online advertising and enterprise value-added services, customer lists relating to subscription services and assembled workforce.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE as well as certain non-distributable statutory reserves. As the respective VIE is incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.      Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.

All significant intercompany transactions and balances between the Company, its subsidiaries, the VIE and subsidiaries of the VIE have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Group. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event which is not solely within the control of the Group, the non-controlling interest is classified as mezzanine equity. The details of redeemable non-controlling interests are set forth in Note 11 to the consolidated financial statements.

The Group records accretions on the redeemable non-controlling interests to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The issuance of the preferred shares as the redeemable non-controlling interests is recognized at the fair value at the date of issuance. For the years ended December 31, 2017, 2018 and 2019, accretions on the redeemable non-controlling interests to the redemption value were nil, RMB 1.03 million and RMB 1.81 million, respectively. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income attributable to the mezzanine equity holders when applicable. For the years ended December 31, 2017, 2018 and 2019, there was no net income attributable to mezzanine equity holders. The cumulative results of operations attributable to the non-controlling interests and the accretion on redeemable non-controlling interests to redemption value are also recorded as redeemable non-controlling interests of mezzanine equity in the Group’s consolidated balance sheets. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2017, 2018 and 2019, the net loss attributable to the non-controlling interests were nil, nil and RMB 0.16 million, respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of assessment for the impairment of long-lived assets, allowance for doubtful accounts, valuation allowance of deferred tax assets and valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

(d) Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (‘‘RMB’’). The functional currency of the Company is United States dollar (‘‘US$’’). The functional currency of the Group’s PRC entities, the VIE and the VIE’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transactions date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet dates. Exchange gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss).

The financial statements of the Group’s non PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were nil, an income of RMB 0.23 million and a net loss of RMB 3.29 million for the years ended December 31, 2017, 2018 and 2019, respectively.

(e) Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.9618, representing the noon buying rate in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(f) Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

a.              Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

b.              Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

c.               Level 3— Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 during the years ended December 31, 2017, 2018 and 2019.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties.

As of December 31, 2018 and 2019, the fair values of cash and cash equivalents, restricted cash, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value. For the details of the short-term investments, please refer to Note 2 (i).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(f) Fair value measurements (Continued)

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2018
Assets	Level 1	Level 2	Level 3	Balance at fair value
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term investments — Wealth management products	—	145,451	—	145,451

As of December 31, 2019
Assets	Level 1	Level 2	Level 3	Balance at fair value
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term investments — Wealth management products	—	86,362	—	86,362

Wealth management products with Level 2 inputs are valued using quoted subscription or redemption prices published by the banks or using discounted cash flow method at a quoted rate of return provided by banks at the end of each year.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash in banks and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(h) Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is included in the total cash, cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. The Group’s restricted cash mainly represents cash at bank with restricted use.

(i) Short-term investments

Short-term investments include investments in wealth management products issued by China Merchants Bank, which are redeemable by the Company at a periodic term or any working day within one year. The wealth management products are unsecured with variable interest rates and primarily invested in financial instruments with high credit rating and good liquidity in the interbank and exchange markets, including but not limited to debt securities issued by the PRC government, central bank bills, interbank and exchange-traded bond, and assets backed securities. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by the bank or by discounting the future cash flows at the expected yield rate with reference to the expected benchmark yield rates of the wealth management products of the bank.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(j) Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of write-offs and the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and provides allowances when there is doubt as to the collectability of individual balance. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Account receivable balances are written off after all collection efforts have been exhausted.

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Electronic equipment and computers Office furniture and equipment	3 to 5 years 3 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment is capitalized as addition to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of comprehensive income/(loss).

(l) Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value based on a discounted cash flow approach or, when available and appropriate, over comparable market values. No impairment of long-lived assets was recognized for the years ended December 31, 2017, 2018 and 2019.

(m) Equity method investments

Investments in entities in which the Group can exercise significant influence but does not control or own a majority equity interest are accounted for using the equity method of accounting in accordance with ASC Topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investments for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income/(loss). The Group’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group. The Group records its share of the results of equity investments in 36Kr Global Holding (HK) Limited (“36Kr Global Holding”) on a one quarter in arrears basis.

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income/(loss) when the decline in value is determined to be other-than-temporary.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n) Revenue recognition

The Group early adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps:

• identification of the contract, or contracts, with a customer;

• identification of the performance obligations in the contract;

• determination of the transaction price, including the constraint on variable consideration;

• allocation of the transaction price to the performance obligations in the contract; and

• recognition of revenue when (or as) the Group satisfy a performance obligation.

The following is a description of the accounting policy for the principal revenue streams of the Group.

I.                                          Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks, mainly in Weibo, Weixin/WeChat, and Toutiao (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third-party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2017, 2018 and 2019.

The Group generates its online advertising service revenue primarily (i) at a fixed fee per each day’s advertisement display, which is known as the Cost Per Day (“CPD”) model, and (ii) at a fixed fee per each advertisement posted on the 36Kr Platforms, which the Group refers as the cost-per-advertisement basis. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting discounts and net of value-added tax (“VAT”) under ASC 606.

The Group’s online advertising contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis.

Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the advertising evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met. Under the cost-per-advertisement model, as all the economic benefit enjoyed by the customer can be substantially realized at the time the advertisements are posted initially, the Group recognizes revenue at a point in time when it posts the advertisements initially.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

II.                                    Enterprise value-added services

The principal enterprise value-added services that the Group provides to customers are set out as follows:

(i)          Integrated marketing

The Group helps its customers develop tailored and diverse marketing strategies to improve their marketing efficiency. Integrated marketing services include providing marketing plan, marketing event organization and execution, and public relations, etc.

(ii)       Offline events

The Group organizes diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by the Group to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at offline events and the 36Kr Platforms during the course of events.

(iii)       Consulting

The Group provides consulting services to customers to help them seek new business opportunities and partners by leveraging the Group’s extensive network of New Economy participants.

In certain circumstances, the Group engages third party suppliers to perform part of the aforementioned services in fulfilling its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the suppliers to perform the service and control the goods or assets transferred to its customers. In addition, the Group combines and integrates the separate services provided by the suppliers into the specified marketing or business consulting solutions to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the specified services transferred.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

II.                                 Enterprise value-added services (Continued)

Although a bundle of services are provided to the customers in each of the three services mentioned above, the Group’s overall commitment in such contract arrangement is to transfer a combined item at a fixed fee, which is an integrated marketing or business consulting solution, to which the individual services are inputs. The integrated services are customized for the customers, and they are interdependent and interrelated. Therefore, the Group combines such bundle of services in the contracts into a single performance obligation. Most of the offline events are completed within several days, and most of the contracts of integrated marketing solution and business consulting are completed within one year. The revenues are recognized ratably over the duration of such events and activities.

In addition to the traditional marketing services above, the Group provides interactive marketing services through interactive marketing dispensers equipped with large display screen, sensors and speakers. The Group usually uses the machines to provide promotion services to the customer’s new products. Revenue is recognized when these services are rendered and determined based on the number of items dispensed or at a fixed contract price in a period of time. For the years ended December 31, 2017, 2018 and 2019, the revenue derived from such service was not significant.

III.                         Subscription services

(i)          Institutional investor and enterprise subscription services

The Group offers institutional investor subscription services, a service package to institutional investors and to New Economy companies, which consists of creating their yellow pages on the 36Kr Platform, publishing articles about the customers on the 36Kr Platform, priority access to 36Kr’s offline activities, etc. For enterprise subscribers we also offer online courses and one-on-one consulting. The Group offers such subscription benefits for a fixed period subscription fee.

Both the institutional investor and enterprise subscription services involve multiple performance obligations. The Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the best estimate of the stand-alone selling price is taken into consideration of the pricing of advertisings or enterprise value-added services of the Group with similar characteristics and advertisements or services with similar formats and quoted prices from competitors and other market conditions. For most of such contracts, performance obligations are completed within one year. The revenue has been recognized over the period when such services are delivered or when the services are rendered based on the transaction price allocated to each performance obligation.

(ii)       Individual subscription services

The Group provides paid columns, online courses and offline trainings services to its individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2017, 2018 and 2019 were not significant.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

III.                        Subscription services (Continued)

(ii) Individual subscription services (Continued)

The revenue of paid columns and online courses are derived from providing fee-based online content to individuals on the 36Kr Platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year.

The Group also provides two forms of offline training services. One is organized by the Group, and the Group is responsible for delivering the training to the individual subscribers and has primary responsibility and broad discretion to establish price. Therefore, the Group is considered the primary obligor in these transactions and recognize the revenues at a gross basis. The other form of offline training services provided by the Group is to help recruit the trainees and coordinate the training activities instructed by the training organizer and sponsor. The revenue is recognized over the service period on a net basis as the Group considers itself as an agent in such arrangement.

In the following table, the total revenue is disaggregated by the major service lines mentioned above.

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Online advertising services	73,958	173,783	283,426
Enterprise value-added services
Integrated marketing	10,279	40,017	250,344
Offline events	31,670	53,711	53,861
Consulting	516	6,510	15,264
Revenue for Enterprise value-added services	42,465	100,238	319,469
Subscription services
Institutional investor subscription services	2,299	14,368	20,039
Enterprise subscription services	—	—	2,077
Individual subscription services	1,785	10,704	30,595
Revenue for Subscription services	4,084	25,072	52,711
Total revenue	120,507	299,093	655,606

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2018 and 2019, there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2017, 2018 and 2019 that was included in the contract liabilities balance at the beginning of the period was nil, RMB 3.55 million and RMB 4.23 million, respectively.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

(o) Cost of revenues

The Group’s cost of revenues consists primarily of (i) personnel-related expenses in relation to the content production; (ii) advertising content producing costs, such as video production costs; (iii)  execution fee of enterprise value-added services mainly including advertising resources procurement cost, site fee and cost of offline training; (iv) equipment location rental fee and operating expense.

(p) Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions related to the sales and marketing personnel and share-based compensation expenses; marketing and promotional expenses including promotion activity outsourcing costs; rental expenses and depreciation expenses.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2017, 2018 and 2019, total advertising expenses were RMB 3.14 million, RMB 3.76 million and RMB 0.70 million, respectively.

(q) General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; share-based compensation expenses, costs associated with use by these functions of facilities and equipment, such as depreciation, rental and other general corporate related expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(r) Research and development expenses

Research and development expenses consist primarily of (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s PC websites, mobile applications and mobile websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) rental expense and depreciation of servers.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Company’s research and development expenses qualifying for capitalization has been immaterial, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

(s) Operating lease

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2017, 2018 and 2019.

(t) Share-based compensation

All share-based awards granted to employees, including restricted share units and share options, are measured at fair value on grant date, which were before the IPO. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions. For the shares options granted with performance conditions, the share-based compensation expenses is recorded using graded vesting method when the performance condition is considered probable. The Group early adopted ASU 2016-09 from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur.

The fair value of the restricted share units were assessed using the income approach, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The Group uses the binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of underlying ordinary shares over the expected term of the awards, actual and projected share option exercise behaviors, a risk-free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices, were valued based on the income approach. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, and unique business risks.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(t) Share-based compensation (Continued)

Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modification awards”). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. If the awards are expected to vest under the original vesting condition, the compensation cost would be recognized regardless of whether the employee satisfies the modified condition. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Group recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of original award, using either the original term or the new term, whichever is higher for each reporting period.

(u) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were appropriately RMB 9.12 million, RMB 21.79 million and RMB 32.90 million for the years ended December 31, 2017, 2018 and 2019, respectively.

(v) Taxation

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income/(loss) in the period of change.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(v) Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statement of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2017, 2018 and 2019.

(w) Other income — Others, net

Other income — Others, net mainly represent interest income, interest expense, foreign currency exchange gains and losses and government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

(x) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the Group’s consolidated balance sheets, includes the foreign currency translation.

(y) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholders, or a related corporation.

(z) Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decision about allocating resources and assessing performance of the Group as a whole. Hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Group’s business operations, which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s reporting segment is based on its organizational structure and information reviewed by the Group’s CODM to evaluate the reporting segment result.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(aa) Statutory reserves

The Group’s consolidated subsidiaries, the VIE and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reverse funds.

In accordance with the law applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Law, the Group’s VIE registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payment of special bonus to employee and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loan or advances, nor can they be distributed except under liquidation.

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC was RMB 0.01 million, RMB 3.64 million and RMB 1.08 million for the years ended December 31, 2017, 2018 and 2019, respectively.

(ab) Net Income/(loss) per share

Net income/(loss) per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Diluted income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the vesting of the restricted share units or the exercise of share options, using the treasury stock method.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Recently Issued Accounting Pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Financial Instruments-overall: Recognition and Measurement of Financial Assets and Financial Liabilities. In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years for public companies. The standard is effective for the Group beginning after December 15, 2018. The Group adopted ASU 2016-01 on January 1, 2019 and the adoption has no material impact on the Group’s consolidated financial statements.

Financial Instruments-overall: Credit Losses. In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which introduces new guidance for the accounting for credit losses on instruments within its scope. The new FASB model, referred to as the current expected credit losses (“CECL”) model, will apply to: (1) financial asset subject to credit losses and measured at amortized cost and (2) certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investment in leases, as well as reinsurance and trade receivables. This replaces the existing incurred loss model. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 for public companies. Early adoption will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for public companies. The standard is effective for the Group for fiscal years beginning after December 15, 2020. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

Leases. In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The standard is effective for the Group for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020.  The Group will adopt the new lease standard beginning January 1, 2020 using the optional transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. During 2019, the Group has collected all of the lease agreements, and other contractual agreements, for possible embedded leases and performed the assessment for the initial adoption. Based on the assessment, the Group currently believes that the most significant change will be related to the recognition of right-of-use assets and lease liabilities of approximately RMB 41.87 million and RMB 42.11 million, respectively, on the Group’s consolidated balance sheets for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income/(loss) as a result of adopting the new standard.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   Recently Issued Accounting Pronouncements (Continued)

Statement of Cash Flows. In August 2016, the FASB issued ASU 2016-15, ‘‘Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments’’, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years for public companies. Early adoption is permitted. The standard is effective for the Group for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Group adopted ASU 2016-15 on January 1, 2019 and the adoption has no material impact on the Group’s consolidated financial statements.

Statement of Cash Flows (Topic 230). In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The guidance is effective for all entities for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The Group adopted ASU 2016-18 on January 1, 2019 and the adoption has no material impact on the Group’s consolidated financial statements.

Fair Value Measurement (Topic 820). In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements. The Group does not expect the adoption to have any material impact on the consolidated financial statements.

Business Combinations (Topic 805). In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities (collectively referred to as a “set”) is not a business. If the criteria are not met, the guidance (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace missing elements. The guidance is effective for all entities for fiscal years beginning after December 15, 2018 and for interim periods within fiscal years beginning after December 15, 2019. The Group adopted ASU 2017-01 on January 1, 2019 and the adoption has no material impact on the Group’s consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.   Recently Issued Accounting Pronouncements (Continued)

Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815). In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for the Group. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Income taxes (Topic 740). In December 2019, the FASB issued ASU 2019-12, “Income taxes (Topic 740)—Simplifying the accounting for income taxes”, which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years for public companies. Early adoption is permitted. The standard is effective for the Group beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

4.   Concentrations and Risks

(a)  Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2017, 2018 and 2019 and more than 10% of the Group’s net accounts receivable as of December 31, 2018 and 2019 were as follows:

	For the year ended December 31,
Revenues	2017	2018	2019

Customer A	11%	19%		*
Customer B	11%	—	—
Customer D	—	—	31%

	As of December 31,
Accounts receivable	2018	2019

Customer A	30%	11%
Customer D	—	35%

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Concentrations and Risks (Continued)

(a)  Concentration of customers and suppliers (Continued)

Suppliers accounting for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2017, 2018 and 2019 and more than 10% of the Group’s accounts payable as of December 31, 2018 and 2019, were as follows:

	For the year ended December 31,
Costs and expenses	2017	2018	2019

Supplier IV	—	—	27%

	As of December 31,
Accounts payable	2018	2019

Supplier I	16%		*
Supplier IV	—	57%

* Less than 10%

(b)  Credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, restricted cash, short-term investments, receivables due from its customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets’ carrying amounts as of the balance sheet dates. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIE and the subsidiaries of the VIE are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group believes that there is no significant credit risk associated with amounts due from related parties. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

(c)  Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political development. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

(d)  PRC regulations

The Group is required to obtain certain licenses to operate the Internet information services including Internet news information license, Internet audio-visual program transmission license, Internet publishing license and value-added telecommunication license. Online culture operating permit and production and operation of radio and television programs license may also be required by the relevant authorities due to the uncertainties of the interpretation of the related laws and regulations. Without these licenses, the PRC government may order the Group to cease its services, which may cause disruption to the Group’s business operations. As of the date of the report, the Group has obtained the approval of the update of the value-added telecommunication license by the relevant authority and is in the process of applying for other licenses and permits for the certain operations of the businesses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000

Accounts receivable	184,339	549,950
Less: allowance for doubtful accounts	(2,070)	(11,413)
Accounts receivable, net	182,269	538,537

Accounts receivable are non-interest bearing and are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	—	—	(2,070)
Additions	—	(2,070)	(9,504)
Write-offs	—	—	161
Balance at end of the year	—	(2,070)	(11,413)

6.     Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000

Prepayments of copyright	—	25,000
Deposits	3,151	6,245
Prepayments of equipment location rental fee	3,451	3,216
Prepayments of office rent and utility fee	2,381	2,672
Prepayments of IT services	1,337	1,957
Prepayments of procurement cost	—	1,121
Others	1,366	1,641
Total	11,686	41,852

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     Property and Equipment, net

Property and equipment, net consists of the following:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000

Electronic equipment and computers	13,267	16,274
Office furniture and equipment	1,575	2,130
Leasehold improvement	3,066	4,191
Total	17,908	22,595
Less: accumulated depreciation	(2,436)	(6,631)
Property and equipment, net	15,472	15,964

Depreciation expenses were RMB 0.49 million, RMB 1.59 million and RMB 4.20 million for the years ended December 31, 2017, 2018 and 2019, respectively.

8.     Equity Method Investments

a.           Beijing Huake Technology

In November 2017, the Group invested RMB 3.5 million in Beijing Huake Technology Co., Ltd. (“Huake”), a company engaged in providing integrated multiple technology solution to media enterprises and media practitioners, in exchange for a 38.89% equity interest of Huake. As the Group had significant influence over financial and operating decision-making of Huake, the Group accounted for the investment using the equity method of accounting. As of December 31, 2017 and 2018, the carrying value of equity method investment in Huake was approximately RMB 2.95 million and nil, respectively.

In August 2018, Huake had suspended its business due to the below-expectation business performance, and the dissolution of Huake was completed in January 2019. As of December 31, 2018, the Group recognized RMB 0.16 million of other receivables which was fully collected in January 2019.

The losses from the equity method investment in Huake recorded in the consolidated statements of comprehensive income/(loss) were RMB 0.55 million and RMB 2.79 million for the years ended December 31, 2017 and 2018, respectively.

b.           36Kr Global Holding

Until July 2019, 36Kr Global Holding, a 100% owned investment holding company by the Group in Hong Kong, owned a 75% equity interest in KRASIA PLUS PTE. LTD. (“KrAsia”), a subsidiary of the Group in Singapore by then. The details are set forth in Note 11.

In the meantime, in July 2019, 36Kr Global Holding acquired 67.5% equity interests in 36Kr Japan Co., Ltd. (“36Kr Japan”) with the consideration of JPY 30 million, equivalent to approximately RMB 2 million. 36kr Japan was 36kr’s platform in Japan to conduct similar businesses.

Upon the completion of the aforementioned transactions, 36Kr Global Holding became the investment holding company of the Group to own the overseas businesses of the Group, which was not material to the Group as it was just started.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Equity Method Investments (Continued)

b.              36Kr Global Holding (Continued)

In late September 2019, the Group entered into an investment agreement (the “Investment Agreement”) with one of the Series D preferred shares investors, Lotus Walk Inc. (“Lotus”, 100% owned by Bytedance Ltd.). Pursuant to the Investment Agreement, the Group transferred 51% of the equity interest in 36Kr Global Holding to Lotus in exchange for the resources and technologies provided by Lotus to 36Kr Global Holding for the development of its overseas business, the Group agreed to invest US$ 6 million in cash as well. The fair value of the resources and technologies that Lotus provided to 36Kr Global Holding on the disposal date was approximately US$ 6.27 million determined by the Company with the assistance from an independent valuation firm. As a result, 36Kr Global Holding ceased to be a subsidiary of the Group and the remaining 49% equity interest in 36Kr Global Holding was accounted for as an investment using equity method, and the Group began recording its share of the operating results to the consolidated statements of comprehensive income/(loss) on a one quarter in arrears basis. The Group recognized a gain of approximately RMB 11.5 million arising from the deconsolidation of 36Kr Global Holding.

9.               Taxes Payable

The following is a summary of taxes payable as of December 31, 2018 and 2019:

	December 31,	December 31,
	2018	2019
	RMB’000	RMB’000

VAT payable	8,014	18,127
Enterprise income taxes payable	7,492	13,458
Withholding individual income taxes for employees	718	2,628
Construction fee for cultural undertaking payable	538	911
Others	155	217
Total	16,917	35,341

10.  Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2018 and 2019:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000

Accrued professional fees	780	27,788
Accrued office rental expense	2,483	2,337
Accrued employee welfare expense, meal and travel expense	899	714
Guarantee deposits	45	410
Others	945	2,059
Total	5,152	33,308

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  Redeemable Non-controlling Interests

In January 2018, Beijing Duoke established KrAsia, which is a limited liability company in Singapore with a paid-up share capital of US$3,000 divided into 30,000 ordinary shares. KrAsia’s principal business is operating an online platform for telecommunications, media and technology entrepreneurship, which is contemplated to be in the similar business of Beijing Duoke in Southeast Asia.  Pursuant to the shareholders agreement (“SHA”) that was entered into by several institutional investors (“Investors”), Beijing Duoke, and KrAsia in March 2018, KrAsia allotted and issued redeemable convertible preference shares (“RCPS”) to the Investors (“RCPS Shareholder”) at consideration of approximately US$ 1.06 million. Upon the issuance, Beijing Duoke has approximately 56.25% equity interest in KrAsia.

According to the SHA, on the occurrence of certain events that are not within the control of KrAsia, a majority of RCPS Shareholders shall have the right to require KrAsia to redeem all the RCPS held by the RCPS Shareholders at 1.5 times of the subscription price per RCPS. Beijing Duoke provides guarantee to such redemption obligation of KrAsia to the RCPS Shareholders. Hence the Group considers KrAsia is a VIE due to the fact that the ordinary shares held by Beijing Duoke represents equity at risk which is insufficient to finance KrAsia’s expected activities without additional subordinated financial support.  In addition, as the Group has the obligation to absorb all the losses and the right to receive benefits from KrAsia that could potentially be significant to KrAsia and the Group has power to direct the most significant activities of KrAsia. Therefore, the Group is considered the primary beneficiary of KrAsia and consolidates KrAsia in accordance with ASC 810, Consolidation.

As KrAsia has preference shares that could be redeemed by non-controlling shareholders, the RCPS Shareholders, upon the occurrence of certain events that are not solely within the control of KrAsia, the RCPS are accounted for as redeemable non-controlling interests in mezzanine equity.

In July 2019, Beijing Duoke transferred all of its 56.25% equity interest in KrAsia to 36Kr Global Holding, a subsidiary of the Group, with total consideration of US$ 3,000. 36Kr Global Holding subsequently acquired additional 18.75% equity interests in KrAsia from one of its RCPS, 01VC Poseidon Fund I, L.P., with total consideration of RMB 4.8 million in July 2019. Upon the completion of this transaction, 36Kr Global Holding owned 75% economic ownership in KrAsia.

As described in Note 8, in September 2019, in light of the deconsolidation of 36Kr Global Holding by the Group, the redeemable non-controlling interests from the RCPS of KrAsia was derecognized accordingly. The changes in the amount of redeemable non-controlling interests for the year ended December 31, 2018 and 2019 are as follows:

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000
Balance at beginning of year	—	7,731
Addition	6,706	—
Accretions on the redeemable non-controlling interests to the redemption value	1,025	1,808
Repurchase	—	(4,803)
Disposal	—	(4,736)
Balance at end of year	7,731	—

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.  Ordinary Shares

In December 2018, the Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each. One ordinary share was issued upon inception.

In August 2019, the shareholders of the Company agreed to increase the authorized shares to 5,000,000,000 shares. As described in Note 1 (b), the Company issued ordinary shares and preferred shares in August 2019 to the ordinary shareholders and preferred shareholders of Beijing Duoke and Xieli as consideration to swap for the respective similar equity interests that they held in Beijing Duoke. Upon the completion of the Reorganization in August 2019, authorized ordinary shares are 4,326,574,000, of which issued and outstanding ordinary shares were 189,388,000 and issuable shares in connection to the vested restricted share units were 63,567,850, and the authorized, issued and outstanding Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares were 65,307,000, 101,261,000, 250,302,000, 14,593,000, 56,105,000, 20,982,000 and 164,876,000, respectively.

On November 8, 2019, the Company completed an Initial Public Offering (IPO) with new issuance of totaling 34,500,000 Class A ordinary shares, representing 1,380,000 ADS, at a price of US$14.5 per ADS.

Immediately upon the completion of the IPO, the Company adopted a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, with par value US$0.0001 per share. 96,082,700 ordinary shares, held by the founders were re-designated into Class B ordinary shares on a one-for-one basis, the remaining ordinary share were re-designated into Class A ordinary shares on a one-for-one basis, and the issued and outstanding preferred shares, including Series A-1, A-2, B-1,B-2,B-3, C-1 and C-2, were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis immediately prior to the completion of the IPO, and Series D preferred shares were converted into 40,044,520 of Class A ordinary shares immediately upon the completion of the IPO, reflecting the anti-dilution adjustments to the conversion rate based on the initial public offering price of US$14.50 per ADS, which resulted in an increase in ordinary shares of 44,521 for these Series D preferred shares.

Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to twenty-five votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares. The Company concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements.

As of December 31, 2019, 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary share was issued and outstanding, and the vested restricted share units were 61,006,382.

In October, 2019, the Company repurchased 2,561,468 ordinary shares from certain employees with total consideration about RMB 2.3 million.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares

a.          The following table summarizes the issuances of convertible redeemable preferred shares as of December 31, 2018.

Name	Issuance date	Issuance price per share RMB	Number of shares

Series A-1 preferred shares	November 2011	0.01	62,273,127
Series A-2 preferred shares	June 2012	0.06	81,008,717
Series B-1 preferred shares	September 2015	1.24	200,241,529
Series B-2 preferred shares	May 2016	3.21	11,674,379
Series B-3 preferred shares	September 2015	1.24	12,141,515
Series B-3 preferred shares	November 2016	3.12	7,220,212
Series B-4 preferred shares	March 2016	3.21	7,004,073
Series B-4 preferred shares	December 2016	3.21	2,334,688
Series C-1 preferred shares	October 2017 to January 2018	1.53	164,876,000

b.      In March 2019, 10,027,455 Series A-1 preferred shares held by one of the holders of Series A-1 preferred shares were re-designated to Series B-3 preferred shares, which were then transferred to a new investor for a total amount of RMB 27,140,000. The Group did not receive any proceeds from this transaction.

The Group considered that such re-designation, in substance, was the same as a repurchase and cancellation of the Series A-1 preferred shares and simultaneously an issuance of the Series B-3 preferred shares. Therefore the Group recorded 1) difference between the fair value of the Series A-1 preferred shares and the carrying amount of the Series A-1 preferred shares against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the Series A-1 preferred shares and the fair value of the Series B-3 preferred shares as deemed distribution to preferred shareholders.

c.       In April 2019, 17,215,818 and 11,643,239 ordinary shares held by the Founder who is also an employee of the Company, were re-designated to Series B-3 and Series B-4 preferred shares, respectively, which were then transferred to certain new investors for a total amount of RMB 30,896,752 and RMB 36,756,000, respectively. The Group did not receive any proceeds from this transaction.

The Group considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares, amounted to RMB 29,956,000 and RMB 20,261,000 for the re-designation of ordinary shares into Series B-3 and Series B-4 preferred shares, respectively, against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and the fair value of the ordinary shares, amounted to RMB 11,230,000 and RMB 15,554,000 for the re-designation of ordinary shares into Series B-3 and Series B-4 preferred shares, respectively, as share based compensation expenses in the Company’s consolidated statements of comprehensive income/(loss).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

d.         To compensate the preferred shareholders for the dilution of their interests due to the adoption of the 2016 Incentive Plan set forth in Note 15, (i) in August 2019, immediately before the Reorganization, 15,553,793 ordinary shares and 12,927,101 vested restricted share units were re-designated to Series A-1, A-2, B-1, B-2 and B-3 preferred shares, which were then transferred to the existing holders of Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration. (ii) 67,311,809 Series A-1, A-2, B-1, B-2 and B-3 preferred shares in total were issued to the existing holders of Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration.

The Company considered that re-designation and free transfer of shares from ordinary shareholders to preferred shareholders mentioned in (i) above were, in substance, the same as a contribution from ordinary shareholders followed by a cancellation of those ordinary shares and simultaneously an issuance of the preferred shares for no consideration. Therefore the Company recorded the par value of those ordinary shares cancelled into additional paid-in capital, and recorded the fair value of the preferred shares as deemed distribution to preferred shareholders, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

The issuance of the preferred shares as mentioned in (ii) above was recognized at the fair value at the date of issuance as mezzanine against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

e.          After taken into account the transactions mentioned above, and pursuant to the Reorganization set forth in Note 1 (b), in August 2019, the Company issued 65,307,000, 101,261,000, 250,302,000, 14,593,000, 56,105,000, 20,982,000 and 164,876,000 shares of Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares, respectively, to the same group of preferred shareholders of Beijing Duoke and Xieli as consideration in exchange for the respective similar equity interests that they held in Beijing Duoke. As set forth in Note 1 (c), the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statement or the original issue date, whichever is later.

f.          In August 2019, the Company re-designated 12,545,000 ordinary shares held by the Founder to Series C-2 preferred shares, which were then transferred to one of the holders of Series C-1 preferred shares. The Company did not receive any proceeds from this transaction.

The Series C-2 preferred shares have no redemption right or liquidation preference, share the same voting right with other preferred shareholders, that is each Series C-2 preferred share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such preferred share is convertible into, holders of such preferred shares shall vote together with the ordinary shareholders on all matters submitted to a vote by the members. Furthermore, Series C-2 preferred shares have the same dividend right as Series C-1 preferred shares to receive the dividend prior and in preference to any dividend on the Series B-4, B-3, B-2, B-1, A-2, A-1 preferred shares and the ordinary shares. In the event that any dividend is declared by the board, with respect to each holder of Series C-2 preferred shares, a non-cumulative dividend equal to (i) the dividend per share declared, multiplied by (ii) the number of the preferred shares held by the holders of such series preferred shares;

The Company recorded the fair value of Series C-2 on the issuance date in the mezzanine equity to the Consolidated Balance Sheets against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

g.    In late September 2019, the Company issued 39,999,999 Series D preferred shares to certain preferred shareholders with an aggregate purchase price of US$24,000,000. The Series D preferred shares has the similar rights, preferences and privileges with Series C-1 preferred shares except that Series D preferred shares are senior to Series C-2, C-1, B-4, B-3, B-2, B-1, A-2, A-1 preferred shares in terms of dividend right, liquidation preference and redemption right.

Collectively, all the Series A-1, A-2, B-1, B-2, B-3, B-4, C-1, C-2 and D convertible redeemable preferred shares are referred to as the “Preferred Shares’’.

h.    Immediately upon the completion of the IPO, the Company converted all of Preferred Shares into Class A ordinary shares set forth in Note 12.

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion rights

The Preferred Shares (exclusive of unpaid shares) would automatically be converted into ordinary shares 1) upon the qualified Initial Public Offering (“QIPO”); or 2) upon the written consent of the holders of a majority of the outstanding Preferred Shares of each class with respect to conversion of each class. The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) share splits, share dividends, consolidations, recapitalization and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance or other dilutive events.

Voting rights

According to the Memorandum and Articles of Association of the Company, at all general meetings of the Company, each Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such Preferred Share is convertible immediately after the close of business on the record date of the determination of the Company’s members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s members is first solicited. Holders of Preferred Shares shall vote together with the ordinary shareholders, and not as a separate class or series, on all matters submitted to a vote by the members.

Dividend rights

Subject to the Memorandum and Articles, with the prior written approval of the holders of the Preferred Shares representing at least two-thirds of the voting power of the outstanding Preferred shares, voting together as a single class on an as converted basis, the holders of Preferred Shares shall be entitled to receive, when and if declared by the board, non-cumulative dividends.

The order of distribution shall be made from senior shares to junior shares. That is from the holders of Series D preferred shares, holders of Series C-1 and C-2 preferred shares, holders of Series B-1 preferred shares, holders of Series B-2, B-3 and B-4 preferred shares, to holders of Series A-1 and A-2 preferred shares. No distribution to junior Preferred Shares until full payment of the amount distributable on the senior Preferred Shares. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

In the event that any dividend is declared by the board, with respect to each Series A-1, A-2, B-1, B-2, B-3, B-4, C-1, and D preferred shareholders, excluding Series C-2 preferred shareholders, a non-cumulative dividend equal to the higher of (i) each series’ issue price × (1 + 8%) N, excluding the issue price, multiplied by the number of preferred shares held by the holders of such series preferred shares (where N is a fraction, the numerator of which is the number of calendar days between the issue date or the last date when a dividend was paid in full to the holders of such series of preferred shares (whichever is later) and the date on which the contemplated dividend is declared and the denominator of which is 365), and (ii) the dividend per share declared, multiplied by the number of preferred shares held by such series preferred shareholders.

No dividends on preferred and ordinary shares have been declared since the issue date through December 31, 2017, 2018 and 2019.

Liquidation preference

Subject to any applicable law, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon the occurrence of any deemed liquidation event, all assets and funds of the Company legally available for distribution to all the shareholders shall be distributed as follows:

The holders of preferred shares (exclusive of unpaid shares) shall be entitled to receive an amount per share equal to 100% of the issue price, plus all declared but unpaid dividends on such preferred shares, except for the holders of Series D and C-1 preferred shares who shall be entitled to receive an amount per share equal to the higher of (i) such portion of the assets and funds of the Company as each share (on an as-converted basis) is entitled to on a pro-rata basis ; and (ii) the Series D and C-1 issue price × (1 + 12%)N, plus all declared but unpaid dividends on such Series D and C-1 preferred share (where N is a fraction, the numerator of which is the number of calendar days between the Series D and C-1 issue date and the date on which such distribution is made and the denominator of which is 365). If the assets and funds of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of Series D and C-1 preferred shares, then such assets and funds shall be distributed among the holders of this category preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

The order of distribution or payment shall be made from senior shares to junior shares. That is from the holders of Series D preferred shares, holders of Series C-1 Preferred Shares, holders of Series B-1 Preferred Shares, holders of Series B-2, B-3 and B-4 Preferred Shares, holders of Series A-2 Preferred Shares to holders of Series A-1 Preferred Shares. After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders according to the relative number of shares held by such shareholders on an as-converted basis.

The deemed liquidation events include any of the following events: (i) any consolidation, amalgamation, scheme of arrangement or merger of the Company or other reorganization in which the shareholders of the Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of the surviving entity’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization; (ii) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group; (iii) any exclusive and irrevocable licensing or sale of all or substantially all of the Group’s intellectual property to a third party (except for the licensing or sale of the Company’s intellectual property in the ordinary course of business); (iv) cessation of the current primary business lines of the Group; (v) requisition or expropriation of any or all material assets of the Group by any governmental authority, which causes a material adverse effect; (vi) occurrence of material losses of any Group company which makes it unable to continue the business; and (vii) occurrence of material losses of any Group company due to force majeur, which makes it unable to continue the business in the foreseeable future; For the avoidance of doubt, the reorganization of the Company for the purpose of an IPO shall not be considered a liquidation event.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

Redemption right

Series A-2, B-1, B-2, B-3, B-4, C-1, and D Preferred Shares shall be redeemable (Series A-1 and C-2 does not have redemption right) at the holder’s discretion, at any time (i) the Company has not completed an IPO or a trade sale approved by the shareholders in writing on or prior to December 31, 2022, (ii) the VIE agreements are held to be invalid or unenforceable under applicable laws and the economic or legal substance of the VIE agreements cannot be preserved by modification of the VIE agreements, (iii) the Company, certain holders of the ordinary shares or Mr. Dagang Feng (“Co-Founder”), is in material breach of its obligations , covenants or undertakings under the shareholders agreement of the Company, which is not waived in writing by the Preferred Shares’ investors, (iv) the representations and warranties of the Company, certain holders of the ordinary shares or the Co-Founder contain any material false or fraudulent statement, which causes a material adverse effect, and (v) certain holders of the ordinary shares or the Co-Founder is in material violation of any applicable law or is subject to any criminal investigation, which causes a material adverse effect. Upon receipt of a redemption notice, the Company and the Co-Founder shall redeem the redeemable Preferred Shares and make payment to the shareholders within ninety days following the receipt of the redemption notice an amount on a per share basis calculated as follows:

The redemption price of Series D and C-1 preferred shares would be equal to the sum of (a) the Series D and C-1 issue price × (1 + 10%)N , plus (b) any declared but unpaid dividends on a Series D and C-1 preferred share (where N is a fraction, the numerator of which is the number of calendar days between the Series D and C-1 issue date and the date on which such Series D and C-1 preferred shares are redeemed and the denominator of which is 365);

The redemption price of Series B-1, B-2, B-3, and B-4 preferred shares would be equal to the sum of (a) 120% of the Series B-1, B-2, B-3, and B-4 issue price or the fair market value of such shares (whichever is higher), plus (b) any declared but unpaid dividends on a Series B-1, B-2, B-3, and B-4 preferred share;

The redemption price of Series A-2 preferred shares would be equal to the sum of 300% of the Series A-2 issue price plus any declared but unpaid dividends on a Series A-2 preferred share;

Subject to applicable laws, the Company and the Co-Founder shall, jointly and severally, effect the redemption and make payment of the redemption price to each preferred shareholder in the following sequence and priority: (i) first, pay the Series D redemption price to the holders of Series D preferred shares on a pari passu basis (ii) second, after the full payment of the Series D redemption price, pay the Series C-1 redemption price to the holders of Series C-1 preferred shares on a pari passu basis; (iii) third, after the full payment of the Series D and Series C-1 redemption price, pay the Series B-1 redemption price to the holders of Series B-1 preferred shares on a pari passu basis; (iv) fourth, after the full payment of the Series D, Series C-1 and B-1 redemption price, pay the Series B-2, B-3, B-4 redemption price to the holders of Series B-2, B-3, B-4 preferred shares on a pari passu basis; (v) after redemption in full of the Series D, C-1, B-1, B-2, B-3 and B-4 preferred shares, redeem each Series A2 preferred shares requested to be redeemed.

The Co-Founder’s obligations to the redemption right shall be limited to the financial value of the Company’s securities directly or indirectly held by the Co-Founder. The Co-Founder shall not be obligated to make any payment under the Redemption in an amount exceeding the financial value of the Company’s securities directly or indirectly held by the Co-Founder.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

Accounting for Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the Consolidated Balance Sheets as they are contingently redeemable at the holders’ option any time upon occurrences of certain events except for Series A-1 which were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Company records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares was recognized at the respective fair value at the date of issuance net of issuance cost.

In respect of the Co-Founder’s obligation to the redemption right, as it were directly linked to and incurred for the Preferred Shares issuance, the Group views it as appropriate to treat the amount of value related to such obligation as an issuance cost as it is similar to a finder’s fee to find a new investor. Since the underlying shares issued are preferred shares, such issuance costs are recorded as a reduction of the balance of mezzanine, and also deemed as the contribution from the Co-Founder. With the rapid growth of the Group’s business, the Group believes the fair value of such Co-Founder’s obligation is immaterial since inception as the probability of triggering the Co-Founder’s obligation is very remote taking into account independent valuations.

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent valuation firm.

When the preferred shareholders converted their Preferred Shares to ordinary shares upon completion of the IPO in November 2019, the Company calculated the accretion value of the preferred share through the IPO date and the difference between the carrying value of the preferred shares on the IPO date and the paid-in capital of ordinary share converted into were recognized in the additional paid-in capital.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

The Group’s Preferred Shares activities for the years ended December 31, 2017, 2018 and 2019 are summarized as below:

	Balance as of January 1, 2017	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Balance as of December 31, 2017
Series A-1 Preferred Shares
Number of shares	62,273,127	—	—	62,273,127
Amount (RMB’000)	681	—	—	681
Series A-2 Preferred Shares
Number of shares	81,008,717	—	—	81,008,717
Amount (RMB’000)	10,169	—	2,000	12,169
Series B-1 Preferred Shares
Number of shares	200,241,529	—	—	200,241,529
Amount (RMB’000)	296,857	—	—	296,857
Series B-2 Preferred Shares
Number of shares	11,674,379	—	—	11,674,379
Amount (RMB’000)	45,000	—	—	45,000
Series B-3 Preferred Shares
Number of shares	19,361,727	—	—	19,361,727
Amount (RMB’000)	45,000	—	—	45,000
Series B-4 Preferred Shares
Number of shares	9,338,761	—	—	9,338,761
Amount (RMB’000)	36,000	—	—	36,000
Series C-1 Preferred Shares
Number of shares	—	99,449,000	—	99,449,000
Amount (RMB’000)	—	152,000	834	152,834
Total number of Preferred Shares	383,898,240	99,449,000	—	483,347,240
Total amount of Preferred Shares (RMB’000)	433,707	152,000	2,834	588,541

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

	Balance as of January 1, 2018	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Balance as of December 31, 2018
Series A-1 Preferred Shares
Number of shares	62,273,127	—	—	62,273,127
Amount (RMB’000)	681	—	—	681
Series A-2 Preferred Shares
Number of shares	81,008,717	—	—	81,008,717
Amount (RMB’000)	12,169	—	1,331	13,500
Series B-1 Preferred Shares
Number of shares	200,241,529	—	—	200,241,529
Amount (RMB’000)	296,857	—	91,288	388,145
Series B-2 Preferred Shares
Number of shares	11,674,379	—	—	11,674,379
Amount (RMB’000)	45,000	—	—	45,000
Series B-3 Preferred Shares
Number of shares	19,361,727	—	—	19,361,727
Amount (RMB’000)	45,000	—	3,016	48,016
Series B-4 Preferred Shares
Number of shares	9,338,761	—	—	9,338,761
Amount (RMB’000)	36,000	—	—	36,000
Series C-1 Preferred Shares
Number of shares	99,449,000	65,427,000	—	164,876,000
Amount (RMB’000)	152,834	100,000	24,425	277,259
Total number of Preferred Shares	483,347,240	65,427,000	—	548,774,240
Total amount of Preferred Shares (RMB’000)	588,541	100,000	120,060	808,601

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Convertible Redeemable Preferred Shares (Continued)

	Balance as of January 1, 2019	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Re- designation of Series A-1 into Series B-3 preferred shares	Re- designation of ordinary shares into Series B-3 preferred shares	Re-designation of ordinary shares into Series B-4 preferred shares	Re-designation of ordinary shares into Series A-1, A-2, B-1, B- 2, B-3 preferred shares, and issuance of Series A-1, A-2, B-1, B- 2, B-3 preferred shares	Re-designation of ordinary shares into Series C-2 preferred shares	Conversion and re- designation of Preferred Shares	Balance as of December 31, 2019
Series A-1 Preferred Shares
Number of shares	62,273,127	—	—	(10,027,455)	—	—	13,061,328	—	(65,307,000)	—
Amount (RMB’000)	681	—	—	(110)	—	—	41,233	—	(41,804)	—
Series A-2 Preferred Shares										—
Number of shares	81,008,717	—	—	—	—	—	20,252,283	—	(101,261,000)	—
Amount (RMB’000)	13,500	—	—	—	—	—	63,994	—	(77,494)	—
Series B-1 Preferred Shares										—
Number of shares	200,241,529	—	—	—	—	—	50,060,471	—	(250,302,000)	—
Amount (RMB’000)	388,145	—	363,100	—	—	—	163,340	—	(914,585)	—
Series B-2 Preferred Shares										—
Number of shares	11,674,379	—	—	—	—	—	2,918,621	—	(14,593,000)	—
Amount (RMB’000)	45,000	—	(1,722)	—	—	—	10,044	—	(53,322)	—
Series B-3 Preferred Shares										—
Number of shares	19,361,727	—	—	10,027,455	17,215,818	—	9,500,000	—	(56,105,000)	—
Amount (RMB’000)	48,016	—	57,521	26,897	41,196	—	31,373	—	(205,003)	—
Series B-4 Preferred Shares										—
Number of shares	9,338,761	—	—	—	—	11,643,239	—	—	(20,982,000)	—
Amount (RMB’000)	36,000	—	4,845	—	—	35,822	—	—	(76,667)	—
Series C-1 Preferred Shares										—
Number of shares	164,876,000	—	—	—	—	—	—	—	(164,876,000)	—
Amount (RMB’000)	277,259	—	23,534	—	—	—	—	—	(300,793)	—
Series C-2 Preferred Shares										—
Number of shares	—	—	—	—	—	—	—	12,545,000	(12,545,000)	—
Amount (RMB’000)	—	—	—	—	—	—	—	36,977	(36,977)	—
Series D Preferred Shares										—
Number of shares	—	39,999,999	—	—	—	—	—	—	(39,999,999)	—
Amount (RMB’000)	—	169,750	1,852	—	—	—	—	—	(171,602)	—
Total number of Preferred Shares	548,774,240	39,999,999	—	—	17,215,818	11,643,239	95,792,703	12,545,000	(725,970,999)	—
Total amount of Preferred Shares (RMB’000)	808,601	169,750	449,130	26,787	41,196	35,822	309,984	36,977	(1,878,247)	—

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (‘‘BVI’’)

Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

The PRC

In accordance with the Enterprise Income Tax Law (‘‘EIT Law’’), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC  income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC would be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Income Taxes (Continued)

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Current income tax expense	3,963	15,079	22,978
Deferred taxation	(54)	(252)	(3,085)
Total	3,909	14,827	19,893

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as below:

	For the year ended December 31,
	2017	2018	2019
	%	%	%
Statutory EIT rate	25.00	25.00	25.00
Effect of non-deductible expenses (1)	16.59	3.28	(386.74)
Tax incentives for research and development expense (2)	(6.93)	(7.35)	111.56
Tax incentives for wages of disabled staff	(1.56)	(0.36)	9.89
Change in valuation allowance	—	5.82	(154.03)
Non-taxable item (3)	—	—	47.58
Tax rate difference from statutory rate in other jurisdictions	—	0.40	7.45
Others	(0.06)	—	8.72
Effective income tax rate	33.04	26.79	(330.57)

(1)         It is mainly comprised of share-based compensation expenses which are permanent differences.

(2)         According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 150% of tax-deductible research and development expenses in 2017 and 175% of tax-deductible research and development expenses in 2018 and 2019.

(3)         It is due to the disposal gain arising from the disposal of 36Kr Global Holding.

Composition of deferred tax assets

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets consist of the following components:

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Income Taxes (Continued)

	December 31, 2018	December 31, 2019
	RMB’000	RMB’000
Deferred tax assets — non-current:
—Net operating tax losses carry forwards	3,231	9,440
—Rental fee adjustment for rent free period	621	584
—Allowances of doubtful accounts	643	3,144
Total deferred tax assets	4,495	13,168
Deferred tax liabilities — non-current:
—Change in fair value of short-term investments	(958)	(147)
Total deferred tax liabilities	(958)	(147)
Subtotal	3,537	13,021
Less: valuation allowance	(3,231)	(9,630)
Total deferred tax assets, net	306	3,391

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, retained earnings, existence of taxable temporary differences and reversal periods.

As of December 31, 2019, Dianqier, subsidiary of the Group’s VIE incorporated in the PRC, have incurred accumulated tax losses of RMB 38 million, increased from RMB 11 million as of December 31, 2018. Of these net tax losses carryforwards, RMB 11.00 million will expire in 2023 and RMB 27 million will expire in 2024. Other Group’s PRC subsidiaries, have incurred accumulated tax losses of RMB 0.65 million in 2019, which will expire in 2024. The Group believes that it is more likely that these net accumulated tax losses will not be utilized in the future. Therefore, the Group has provided full valuation allowance for the deferred tax assets amounted to RMB 6.91 million which arose from such net accumulated tax losses as of December 31, 2019.

In September 2019, the disposal of 36Kr Global Holding resulted in a deconsolidation of KrAisa of the Group. Therefore, the deferred tax assets and the corresponding valuation allowance incurred by accumulated tax losses of RMB 2.82 million as of December 31, 2018 were derecognized as of December 31, 2019 accordingly.

Withholding income tax

The EIT Law imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous EIT Law. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular [2009] 601 and SAT Public Notice [2018] No.9 regarding the assessment criteria on beneficial owner status. The Group did not record any dividend withholding tax, as the Group’s FIE, the WFOE, has no retained earnings in any of the periods presented.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Share-based Compensation

2016 Incentive Plan

(a)         Restricted share units issued by Beijing Duoke to employees of Beijing Duoke

In December 2016, Beijing Duoke adopted the Beijing Duoke 2016 stock incentive plan (the “2016 Incentive Plan”), which allowed Beijing Duoke to grant restricted share units to selected persons including its directors, senior management and employees to acquire ordinary shares of Beijing Duoke. Up to 20% of equity interests of Beijing Duoke or equivalent to 157,024,000 ordinary shares of the Company were reserved for the issuance.

Pursuant to the 2016 Incentive Plan, Beijing Duoke has granted restricted share units to certain director and employees with the vesting period of four years of continuous service, one-fourth (1/4) will be vested on each anniversary since the stated grant date for the next four years. The Company accounted for the share based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respective grant date.

In addition, in connection with the Carve-out described in Note 1 (b), in December 2016, the unvested portion of restricted share units granted by Xieli to five employees of Xieli who subsequently worked in the 36Kr Business were cancelled and replaced by 9,382,236 restricted share units granted by Beijing Duoke to these five employees (“Modification Awards”). The unvested period of the Modification Awards has been modified from a weighted average period of 1.8 years to 4 years. Cancellation of an award accompanied by the grant of a replacement award in connection to the Carve-out is accounted for as a modification. The incremental compensation cost amounted to RMB 1.92 million is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. In relation to the modification awards, the Group recognizes the portion of the incremental value over the vesting periods of the new awards.

On December 19, 2016 and June 19, 2017, Beijing Duoke granted in total 63,728,544 and 7,772,731 restricted share units to its employees, respectively.

A summary of activities of the service-based restricted share units for the years ended December 31, 2017, 2018 and 2019 are presented below:

	Number of restricted share	Weighted Average Grant Date
	units	Fair Value
		RMB

Unvested at January 1, 2017	63,728,544	0.28
Granted	7,772,731	0.47
Vested	(15,932,057)	0.28
Unvested at December 31, 2017	55,569,218	0.31
Vested	(16,942,984)	0.30
Forfeited	(4,386,961)	0.35
Unvested at December 31, 2018	34,239,273	0.30
Vested	(1,177,684)	0.47
Forfeited	(2,519,014)	0.38
Cancelled on September 7, 2019*	(30,542,575)	0.29
Unvested at December 31, 2019	—	—

* Please refer to Note 15 (c).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Share-based Compensation (Continued)

(a)         Restricted share units issued by Beijing Duoke to employees of Beijing Duoke (Continued)

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of Beijing Duoke on the date of grant. For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the restricted share units granted to employees of Beijing Duoke were RMB 4.86 million, RMB 5.09 million, and RMB 3.14 million, respectively. As of December 31, 2017, 2018 and 2019, there was RMB 17.07 million, RMB 10.41 million and nil in total unrecognized compensation expense, related to unvested restricted share units granted to aforementioned employees, which is expected to be recognized over a weighted average period of 3.07 years, 2.06 years and nil years, respectively.

2014 Incentive Plan

(b)         Restricted share units issued by Xieli to employees of Xieli in relation to 36Kr Business

In 2014, Xieli adopted the Xieli 2014 stock incentive plan (the “Xieli 2014 Incentive Plan”), which allowed Xieli to grant restricted share units of Xieli to selected persons including directors, senior management and employees. Since adoption of the Xieli 2014 Incentive Plan, Xieli has granted restricted share units to certain employees of Xieli in relation to 36Kr Business (the “Employees”) with the vesting period of three or four years of continuous service, one-third (1/3) or one-fourth (1/4) will be vested on each anniversary since the stated grant date, respectively. On January 1, 2014, January 1, 2015 and May 1, 2015, Xieli granted 1,458,378, 1,397,800 and 762,514 restricted share units to the Employees, respectively.

As the Employees were working for 36Kr Business, the associated share based compensation costs of the Employees were allocated to the consolidated financial statements of the Group as a contribution by the parent company. The Group accounted for the share based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respective grant date.

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the restricted share units granted by Xieli to the Employees were RMB 0.03 million, RMB 0.02 million and nil, respectively.

In September 2019, the 2014 Incentive Plan was cancelled concurrently upon the adoption of a new incentive plan as disclosed below under Note 15 (c).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Share-based Compensation (Continued)

2019 Incentive Plan

(c)          Share options issued by the Company to employees of the Group

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000. 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 Incentive Plan were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 Incentive Plan is expected to receive corresponding grants with similar terms except for the exercise price changed from nil to US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of 2014 and 2016 Incentive Plan accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (t) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company also newly granted 38,042,351 share options on September 7, 2019 to certain directors and senior management.

Options granted to employees under the 2019 Incentive Plan were subject to both service condition and performance condition with various vesting schedules ranging from immediate to 4 years, and will be expired in ten years. For the share options with performance condition, an evaluation is made each quarter as to the likelihood of performance condition being met.

The Company uses binomial option pricing model to determine the fair value of share options with the assistance of an independent third party valuation firm. The estimated fair value of each share option granted is estimated with the following assumptions:

Grant date	September 7, 2019
Expected volatility	50.22%
Expected dividend yield	—
Contractual term (in year)	10
Risk-free interest rate	1.66%

The expected volatility at grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Contractual term is the remaining contract life of the share options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the share option grant date.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Share-based Compensation (Continued)

(c)          Share options issued by the Company to employees of the Group (Continued)

The following table presents a summary of the Group’s share options activities for the year ended December 31, 2019:

	Number of shares	Weighted average exercise price US$ per share	Aggregate intrinsic value US$	Weighted average remaining contractual years

Outstanding at December 31, 2018	—	—	—	—
Granted during the year	129,590,471	0.0001
Exercised during the year	—	—
Forfeited during the year	(3,187,546)	0.0001
Outstanding at December 31, 2019	126,402,925	0.0001	37,352,064	9.68

The weighted average grant date fair value of share options granted for the year ended December 31, 2019 was RMB 3.81 (US$ 0.55). For the year ended December 31, 2019, total share-based compensation expenses recognized for share options granted were RMB 61.25 million. No share options granted were exercised for the year ended December 31, 2019.

As of December 31, 2019, the unrecognized share-based compensation expense related to unvested share options granted was RMB 87.44 million. Total unrecognized share-based compensation expenses is expected to be recognized over a weighted average period of 2.64 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 7,595,529 as of December 31, 2019.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.  Basic and Diluted Net Income/(Loss) Per Share

Basic and diluted net income/(loss) per share for the years ended December 31, 2017, 2018 and 2019 have been calculated in accordance with ASC 260 as follows:

	For the years ended December 31,
	2017	2018	2019

Net income/(loss) per ordinary share - basic:
Numerator (RMB’000):
Net income/(loss) attributable to 36Kr Holdings Inc.	7,923	40,518	(25,911)
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(1,808)
Accretion of convertible redeemable preferred shares to redemption value	(2,834)	(120,060)	(449,130)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	(26,787)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	—	(309,984)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	—	(36,977)
Net loss attributable to non-controlling interests	—	—	156
Undistributed earnings attributable to preferred shareholders of the Company	(2,996)	—	—
Net income/(loss) attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	2,093	(80,567)	(850,441)
Denominator:
Weighted average number of ordinary shares outstanding	272,406,578	292,731,461	368,159,249
Denominator used in computing net income/(loss) per share - basic	272,406,578	292,731,461	368,159,249
Net income/(loss) per ordinary share: — basic (RMB)	0.008	(0.275)	(2.310)

Net income/(loss) per ordinary share - diluted:
Numerator (RMB’000):
Net income/(loss) attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	2,093	(80,567)	(850,441)
Net income/(loss) attributable to ordinary shareholders - diluted	2,093	(80,567)	(850,441)
Denominator:
Denominator used in computing net income/(loss) per share-basic	272,406,578	292,731,461	368,159,249
Share-based awards	41,316,670	—	—
Denominator used in computing net income/(loss) per share - diluted	313,723,248	292,731,461	368,159,249
Net income/(loss) per ordinary share — diluted (RMB)	0.007	(0.275)	(2.310)

Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2018 and 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260 due to the anti-dilutive effect. The effects of all outstanding restricted share units and share options granted have also been excluded from the computation of diluted loss per share for the year ended December 31, 2018 and 2019 as their effects would be anti-dilutive.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.  Basic and Diluted Net Income/(Loss) Per Share (Continued)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	For the years ended December 31,
	2017	2018	2019
Preferred Shares	389,591,313	544,794,837	518,830,264
Share-based awards	—	49,964,670	30,484,784
Total	389,591,313	594,759,507	549,315,048

17.  Commitments and Contingencies

(a)            Commitments

Operating lease commitments

The Group leases office space under non-cancelable operating lease agreements. These leases have varying terms and contain renewal rights. Future aggregate minimum lease payments (including tax) under non-cancelable operating lease agreements are as follows:

As of December 31, 2019
RMB’000
2020	17,569
2021	17,556
2022	15,602
2023	512
2024	173
Total	51,412

For the years ended December 31, 2017, 2018 and 2019, the Group incurred rental expenses in the amounts of approximately RMB 2.17 million, RMB 10.25 million and RMB 16.21 million, respectively.

Capital and other commitments

The Group did not have material capital and other commitments as of December 31, 2019.

(b)            Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2019, the Group is not a party to any legal or administrative proceedings, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Related Party Transactions

In 2017, 2018 and 2019, Xieli, one of whose directors is the Co-Founder of the Group, incurred payroll expenses for certain senior officers of Xieli who also provided services to the Group, which amounted to RMB 0.7 million, RMB 0.8 million and RMB 0.1 million, respectively. Xieli forgave such payroll expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder’s contribution from Xieli to Beijing Duoke.

In 2017, 2018 and 2019, the Group rented certain office areas from Xieli, and the rental expenses amounted to RMB 0.5 million, RMB 0.5 million and RMB 0.1 million, respectively. Xieli forgave such rental expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder’s contribution from Xieli to Beijing Duoke.

In 2018, the Group purchased electronic equipment, software use rights and advertising services amounted to approximately RMB 2.8 million from Beijing Venture Glory Information Technology Co., Ltd. (“Venture Glory”), which is a subsidiary of Xieli. As of December 31, 2018 and 2019, the amount due to Venture Glory for advertising services were RMB 0.7 million and nil, respectively.

In 2017, 2018 and 2019, the Group earned revenue for providing advertising and enterprise value-added services to Venture Glory amounted to approximately RMB 0.3 million, RMB 1.0 million and RMB 5.0 million, respectively. As of December 31, 2018 and 2019, the amounts due from Venture Glory were nil and RMB 2.0 million, respectively.

In 2018, revenue amounting to approximately RMB 2.8 million was generated from Jiaxing Chuang Kr Business Information Consulting Co., Ltd. (“Chuang Kr”), a subsidiary of Xieli, for the advertising services the Group provided. As of December 31, 2018 and 2019, the amounts due from Chuang Kr including the value-added tax were approximately RMB 2.9 million and RMB 0.9 million, respectively.

The Group entered into an online and offline advertising service agreement with Chongqing Ant Xiaowei Small Loan Co., Ltd. (“Ant Xiaowei”; a subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., or Ant Financial. Ant Financial is the parent of  API (Hong Kong) Investment Limited, a shareholder of the Group), and earned revenue amounted to approximately RMB 0.9 million, and RMB 1.0 million in 2017 and 2018, respectively. As of December 31, 2018, there was RMB 1.4 million receivables due from Ant Xiaowei, which had been received as of December 31, 2019.

As of December 31, 2019, there was approximately RMB 1.7 million receivable due from 36Kr Global Holding mainly due to the salary and other expenses the Group paid on behalf of 36Kr Global Holding.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.  Restricted Net Assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 269.07 million and RMB 250.23 million (US$ 35.94 million) as of December 31, 2018 and 2019, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2019, while it was not applicable for the Company to disclose its condensed financial information for the years ended December 31, 2017 and 2018 because (i) the Company had not been incorporated as of December 31, 2017 and (ii) the Company was incorporated in December 2018, and except for investment in subsidiaries, no other material transactions have been conducted by the Company since its inception.

20.  Subsequent Event

Starting in January 2020, the outbreak of COVID-19 has impacted our staff, suppliers and customers. The outbreak of COVID-19 is a new emerging risk. The outbreak led to certain impact to the operation of our business especially the delay or cancellation of offline events and offline training as well as the curtailment of advertising expenditures by certain customers, which adversely affected the financial results of the Group, including but not limited to negative impact to the Company’s total revenues and slower collection of receivables and potential additional allowance for doubtful accounts or impairment to the Company’s long-term assets. However, the enterprise value-added services remained steady with the continuous efforts the Group put into since early 2019. The business and financial position of certain of our customers have also been affected. The Group has attempted to carry out necessary measures to control its costs and keep our staff in safety and will pay close attention to the development of the COVID-19 outbreak and evaluate its impact on the financial position and operation results of the Group.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.  Condensed Financial Information of the Company

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIE and VIE’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the year presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2019.

Condensed Balance Sheet

	December 31, 2019	December 31, 2019
	RMB’000	US$’000
		(Note 2 e)
Current assets:
Cash and cash equivalents	159,038	22,844
Receivables due from related parties	28	4
Prepayments and other current assets	109	16
Non-current assets:
Equity method investments	511,340	73,450
Total assets	670,515	96,314
Current liabilities:
Amount due to inter-company entities	15,761	2,264
Accrued liabilities and other payables	17,545	2,520
Total liabilities	33,306	4,784
Commitments and Contingencies (Note 17)

Shareholder’s equity:
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 841,275,820 shares issued and outstanding as of December 31, 2019)	613	88
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2019)	66	10
Additional paid-in capital	2,000,267	287,320
Treasury stock (US$ 0.0001 par value; 2,561,468 shares as of December 31, 2019)	(2,333)	(334)
Accumulated deficit	(1,358,350)	(195,115)
Accumulated other comprehensive loss	(3,054)	(439)
Total 36Kr Holdings Inc.’s shareholders’ equity	637,209	91,530
Total liabilities and shareholders’ equity	670,515	96,314

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Condensed Financial Information of the Company (Continued)

Condensed Statement of Operations and Comprehensive Loss

	For the year ended December 31,
	2019	2019
	RMB’000	US$’000
		(Note 2 e)
Operating expenses:
General and administrative expenses	(2,435)	(350)
Total operating expenses	(2,435)	(350)
Loss from operations	(2,435)	(350)
Other income/(expenses):
Share of loss from equity method investments	(23,797)	(3,418)
Interest income	484	70
Interest expense	(73)	(10)
Others, net	66	9
Loss before income tax	(25,755)	(3,699)
Income tax expense	—	—
Net loss	(25,755)	(3,699)
Accretion on redeemable non-controlling interests to redemption value	(1,808)	(260)
Accretion of convertible redeemable preferred shares to redemption value	(449,130)	(64,513)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	(3,848)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(309,984)	(44,526)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(36,977)	(5,311)
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(850,441)	(122,157)

Condensed Statement of Cash Flows

	For the year ended December 31,
	2019	2019
	RMB’000	US$’000
		(Note 2 e)
Net cash used in operating activities	(1,604)	(231)
Net cash used in investing activities	(123,599)	(17,754)
Net cash provided by financing activities	284,489	40,864
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	(248)	(35)
Net increase in cash and cash equivalents	159,038	22,844
Cash and cash equivalents at beginning of the year	—	—
Cash and cash equivalents at end of the year	159,038	22,844