Form 20-F
period 2020-12-31
36Kr Holdings Inc.
filed 2021-04-29
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐                                   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

Mr. Xiang Li, Acting Chief Financial Officer
Tel: +86 10 5825-4188
E-mail: lixiang.neil@36kr.com

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

967,933,320 ordinary shares, comprised of 871,850,620 Class A ordinary shares, par value US$0.0001 per share, and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

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

•                  “average monthly PV” during a period is calculated as the total PV during that period across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet, divided by the number of months in that period;

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

•                  “JingData” refers to Jiangsu JingZhun Digital Information Industry Development Co. Ltd; that used to named Beijing Venture Glory Information Technology Co., Ltd;

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

i

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 16, 2021, the noon buying rate for Renminbi was RMB6.5203 to US$1.00.

ii

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

•                  status of COVID-19 pandemic;

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

iii

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

3.A.                          Selected Financial Data

The following selected consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	173,783	283,426	172,811	26,484
Enterprise value-added services	100,238	319,469	193,213	29,611
Subscription services	25,072	52,711	20,740	3,179
Total revenues	299,093	655,606	386,764	59,274
Cost of revenues	(140,317)	(380,290)	(261,372)	(40,057)
Gross profit	158,776	275,316	125,392	19,217
Operating expenses:
Sales and marketing expenses	(66,984)	(131,301)	(140,672)	(21,559)
General and administrative expenses	(24,125)	(131,075)	(212,411)	(32,553)
Research and development expenses	(22,075)	(35,807)	(38,232)	(5,859)
Impairment of goodwill	—	—	(1,395)	(214)
Total operating expenses	(113,184)	(298,183)	(392,710)	(60,185)
Income/(loss) from operations	45,592	(22,867)	(267,318)	(40,968)
Other income/(expenses):
Share of loss from equity method investments	(2,794)	—	(23,502)	(3,602)
Gain on disposal of a subsidiary	—	11,454	—	—
Short-term investment income	9,300	4,115	1,859	285
Government grant	3,313	497	10,103	1,548
Others, net	(66)	783	3,280	503
Income/(loss) before income tax	55,345	(6,018)	(275,578)	(42,234)
Income tax expense	(14,827)	(19,893)	(3,764)	(577)
Net income/(loss)	40,518	(25,911)	(279,342)	(42,811)
Accretion on redeemable non-controlling interests to redemption value	(1,025)	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(120,060)	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	—	156	(889)	(136)
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(80,567)	(850,441)	(280,231)	(42,947)

Net income/(loss)	40,518	(25,911)	(279,342)	(42,811)
Other comprehensive income/(loss)
Foreign currency translation adjustments	231	(3,285)	(4,843)	(742)
Total other comprehensive income/(loss)	231	(3,285)	(4,843)	(742)
Total comprehensive income/(loss)	40,749	(29,196)	(284,185)	(43,553)
Accretion on redeemable non-controlling interests to redemption value	(1,025)	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(120,060)	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	—	156	(889)	(136)
Comprehensive loss attributable to 36Kr Holding Inc.’s ordinary shareholders	(80,336)	(853,726)	(285,074)	(43,689)

Net loss per ordinary share (RMB)
Basic	(0.275)	(2.310)	(0.275)	(0.042)
Diluted	(0.275)	(2.310)	(0.275)	(0.042)
Net loss per ADS (RMB)
Basic	—	(57.750)	(6.873)	(1.053)
Diluted	—	(57.750)	(6.873)	(1.053)

Weighted average number of ordinary shares used in per share calculation:
Basic	292,731,461	368,159,249	1,019,316,944	1,019,316,944
Diluted	292,731,461	368,159,249	1,019,316,944	1,019,316,944
Weighted average number of ADS used in per ADS calculation:
Basic	—	14,726,370	40,772,678	40,772,678
Diluted	—	14,726,370	40,772,678	40,772,678

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	48,968	177,372	60,846	9,325
Restricted cash	—	505	—	—
Short-term investments	145,451	86,362	148,344	22,735
Accounts receivable, net	182,269	538,537	304,845	46,720
Receivables due from related parties	11,018	4,615	98	15
Prepayments and other current assets	11,686	41,852	16,319	2,501
Total current assets	399,392	849,243	530,452	81,296
Non-current assets:
Property and equipment, net	15,472	15,964	3,941	604
Intangible assets, net	255	356	471	72
Equity method investments	—	41,861	16,300	2,498
Deferred tax assets	306	3,391	—	—
Operating lease right-of-use assets, net	—	—	27,365	4,194
Total non-current assets	16,033	61,572	48,077	7,368
Total assets	415,425	910,815	578,529	88,664

Liabilities
Current liabilities:
Accounts payable	20,270	139,336	64,641	9,907
Salary and welfare payables	36,160	50,721	45,580	6,985
Taxes payable	16,917	35,341	18,824	2,885
Deferred revenue	4,227	8,161	18,849	2,889
Amounts due to related parties	1,979	—	548	84
Accrued liabilities and other payables	5,152	33,308	13,560	2,079
Operating lease liabilities	—	—	15,132	2,319
Total current liabilities	84,705	266,867	177,134	27,148
Non-current liabilities:
Operating lease liabilities	—	—	12,426	1,904
Total non-current liabilities	—	—	12,426	1,904
Total liabilities	84,705	266,867	189,560	29,052

Total mezzanine equity	816,332	—	—	—
Total shareholders’ (deficit)/equity	(485,612)	643,948	388,969	59,612
Total liabilities, mezzanine equity and shareholders’ equity	415,425	910,815	578,529	88,664

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Net cash used in operating activities	(45,598)	(158,937)	(17,125)	(2,625)
Net cash (used in)/provided by investing activities	(56,294)	9,885	(64,289)	(9,852)
Net cash provided by/(used in) financing activities	104,716	278,337	(32,837)	(5,033)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	501	(376)	(2,780)	(426)
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,325	128,909	(117,031)	(17,936)
Cash, cash equivalents and restricted cash at beginning of the year	45,643	48,968	177,877	27,261
Cash, cash equivalents and restricted cash at end of the year	48,968	177,877	60,846	9,325

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation. We define adjusted EBITDA as adjusted net income/(loss) before interest income, interest expenses, income tax expense, depreciation of property and equipment and amortization of intangible assets. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2018, 2019 and 2020 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Net income /(loss)	40,518	(25,911)	(279,342)	(42,811)
Share-based compensation expenses	5,111	91,171	39,277	6,019
Non-GAAP adjusted net income/(loss)	45,629	65,260	(240,065)	(36,792)
Interest expense/(income), net	75	(292)	(1,535)	(235)
Income tax expense	14,827	19,893	3,764	577
Depreciation and amortization expenses	1,603	4,231	5,598	858
Non-GAAP adjusted EBITDA	62,134	89,092	(232,238)	(35,592)

3.B.                          Capitalization and Indebtedness

Not applicable.

3.C.                          Reason for the Offer and Use of Proceeds

Not applicable.

3.D.                          Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•                  We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

•                  We are subject to risks associated with operating in the rapidly evolving New Economy sectors.

•                  The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business.

•                  If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected.

•                  We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit.

•                  Our business could suffer if we are unable to retain or hire quality in-house writers and editors.

•                  Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations.

•                  Our business, prospects and financial results may be affected by our relationship with third-party platforms.

•                  If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

•                  If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

•                  If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•                  Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

•                  We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

•                  Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business In China

•                  Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us.

•                  Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

•                  Certain judgments obtained against us by our shareholders may not be enforceable in China.

•      Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to the ADSs

•                  The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•                  If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•                  The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

•                  Techniques employed by short sellers may drive down the market price of the ADSs.

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

We have experienced significant user growth over the past several years. Our success depends on our ability to generate sufficient user traffic on our platform through the provision of high-quality New Economy-focused content. To attract and retain users, we need to further enrich our content by producing and sourcing new high-quality content in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to prevailing content formats, changing user preferences, and development in New Economy market trends. If we fail to cater to the needs and preferences of our users or deliver high-quality content in an efficient manner, we may suffer from reduced user traffic. In addition, if our valuable users no longer contribute their opinions or comments or other forms of interactive content to our platform, we may experience a decrease in the number of users or level of user engagement. At the same time, spam or excessive advertisement could impact user experience on our platform, which could damage our reputation and deter visits to our platform. If we are unable to grow our user base or increase user engagement, our platform will become less attractive to potential customers, especially online advertising services customers. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit.

We currently generate a majority of our revenues from online advertising services and enterprise value-added services. Nevertheless, we have been diversifying and may further diversify our monetization channels by introducing new services, including services with which we have limited or no prior experience. We have been expanding our comprehensive enterprise value-added service offerings to meet various demands of our customers. We cannot assure that any of our newly launched services will successfully achieve wide market acceptance, increase the penetration of our addressable market or generate revenues or profit. If our business initiatives fail to enhance our monetization abilities, we may not be able to maintain or increase our revenues or recover any associated costs, and our business and operating results may suffer as a result.

Our business could suffer if we are unable to retain or hire quality in-house writers, editors and video producers.

We rely primarily on our in-house writers, editors and video producers to create high-quality original content. We intend to continue to invest resources in our in-house content production writer and editorial team to maintain and improve content creation capabilities. Nevertheless, the demand and competition for talent is intense in our industry, particularly for skilled writers and editors. Therefore, we may need to offer high compensation and additional benefits to maintain a skilled in-house content creation team, which could increase our expenses. If we fail to compete effectively for talents, lose existing writers, editors or video producers, or fail to otherwise maintain an in-house content creation team at reasonable costs, our in-house content creation capabilities would be negatively affected. Any deterioration in our in-house content creation capabilities may materially and adversely affect our business and operating results. If we are unable to offer high-quality original content in a cost-effective manner, our user experience may be adversely affected, and we may suffer from reduced user traffic. Our business, financial condition and results of operations may be materially and adversely affected as a result.

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

We distribute certain of our content through our accounts on leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet. These third-party platforms enable us to effectively extend our user reach and enhance our influence. In the twelve-month period ended December 31, 2020, we achieved an average monthly PV of 630.2 million, of which 608.9 million was derived from these third-party platforms. To the extent that we fail to leverage such third-party channels, our ability to attract or retain users may be harmed. If our relationship with these third-party platforms deteriorates or is terminated or we fail to establish or maintain relationships with them on commercially viable terms, we may not be able to quickly locate alternative channels. As a result, the aforementioned circumstances may limit our ability to continue growing our user base and have a material adverse effect on our business, financial condition and results of operations.

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

If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 58.1%, 43.2% and 44.7% of our total revenues in 2018, 2019 and 2020, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities. In addition, any inability of our customers to pay us in a timely manner and any failure in managing such credit risk may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

COVID-19 outbreaks may adversely affect our business.

COVID-19 outbreak had resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and other countries around the world. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn, and our business, financial condition or results of operations could be adversely affected. While there has been intensifying efforts to contain the spread of COVID-19 by the governments of the countries and territories affected, the extent to which COVID-19 impacts our results is highly uncertain. As of the date of this annual report, we have experienced and do expect certain adverse impacts from the spread of COVID-19, such as delays or cancelations of our offline events and training, as well as the curtailment of advertising expenditures by certain customers, which adversely affected the our financial results, including but not limited to decreased revenues and slower collection of receivables, additional allowance for doubtful accounts and impairment to our long-term assets. As the epidemic has its shadows over society as a whole, some of our clients are seriously suffering and delayed or cancelled their budget. Meanwhile, since we serve clients from a wide spectrum of industries, the operational risk from reduced demand is partially diversified and offset. In addition, we are also able to partner with those clients that are less impacted or experience booming demand due to the containment measures, include clients in e-commerce, online education, online entertainment, online retail, telecommuting, and enterprise services industries. As COVID-19 situation is evolving and business visibility is still limited, we are closely monitoring the epidemic development and evaluating its impact on our business. However, any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge concerning the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

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

We plan to apply for the Internet news information license from the CAC through our VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business and our results of operations and financial condition could be materially and adversely affected. As of the date of this annual report, we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

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

We provide our content in various formats, including audio and video, on our platform and several third parties platform. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. We currently do not possess such license. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this annual report, we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under these rules, providers of online publications are required to hold the Internet publishing license. However, uncertainty remains regarding the interpretation of relevant concepts, including “online publications” under the current PRC laws and regulations. Although we have not been required by the General Administration of Press and Publication or other relevant authorities to obtain the Internet publishing license as of the date of this annual report, we may face further scrutiny by such authorities, and they may require us to apply for such license or subject us to penalties. In addition, cooperation between Internet publishing services providers and wholly foreign-owned enterprises, Sino-foreign equity joint ventures, or Sino-foreign cooperative enterprises within China or overseas organizations or individuals engaging in Internet publishing business shall be subject to examination and approval by the General Administration of Press and Publication in advance. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Publishing.”

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

We plan to apply for the Internet publishing license through our VIE when it is feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this annual report, we have not received any notice of warning or been subject to material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the license, which have had a material adverse impact on our business. However, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

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

The New Economy-focused business services market is highly competitive. Our online advertising services face competition from other content-based online advertising services providers as well as technology channels of major Internet information portals, such as Sina and Tencent News. For our enterprise value-added services, we face competition from other New Economy-focused enterprise value-added services providers as well as traditional marketing, consulting and public relation companies. We also compete with paid content services providers and offline training agencies with respect to our subscription services. We also face competition from traditional advertising media. If we cannot effectively compete with these platforms and distribution channels for marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected.

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

We have incurred expenses on a variety of marketing and branding activities. In 2018, 2019 and 2020, we incurred RMB67.0 million, RMB131.3 million and RMB140.7 million (US$21.6 million) in sales and marketing expenses, accounting for 22.4%, 20.0% and 36.4% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

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

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB45.6 million, RMB158.9 million and RMB17.1 million (US$2.6 million) in 2018, 2019 and 2020, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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

Accounts receivable are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

A considerable portion of our revenues is derived from a limited number of our customers. In 2020, our top five customers in aggregate accounted for 41.4% of our total revenues, and our largest customer accounted for 32.0% of our total revenues. Our largest customer in 2020 is a third-party agency, through which we provided integrated marketing services to ten companies. Nevertheless, there are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It may not be possible for us to predict the future level of demand for our services by our largest customers. Actions taken by our largest customers to exploit their comparably superior bargaining position when negotiating for renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customers may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customers on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our services or risk losing our largest customers, which could have an adverse effect on our revenues and margins, and could negatively affect our financial position and results of operations and/or trading price of our ADSs.

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

In addition, we operate our platform primarily through our VIE and its subsidiaries, and our ability to monitor content as described above depends in large part on the experience and skills of the management of, and our control over, those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.”

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

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. We may also get involved in legal disputes, claims or litigation in connection with our major corporate actions. For example, in connection with our reorganization in August 2019, shareholders of Xieli Zhucheng are entitled to designate an entity to subscribe for and/or receive shares of our company reflecting their respective indirect ownership percentages in our VIE before completion of the reorganization. A certain shareholder of Xieli Zhucheng, however, has not officially responded to Xieli Zhucheng’s request for such designation. As such, Xieli Zhucheng designated an offshore entity to hold the shares that such shareholder is entitled to receive in the reorganization, which represent 1.4% of our total outstanding shares as of the date of this annual report, pending further instructions from such shareholder. We cannot assure you, however, that such shareholder will be satisfied with such arrangement or will not file any claim or lawsuit against Xieli Zhucheng or us to claim for damages or even challenge the validity of the reorganization and our contractual arrangements with our VIE.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies.  However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

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

Xieli adopted a share incentive plan in 2014, or the 2014 Share Incentive Plan and Beijing Duoke adopted a share incentive plan in December 2016, or the 2016 Share Incentive Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 137,186,000. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

In 2018, 2019 and 2020, we recorded RMB5.1 million, RMB91.2 million and RMB39.3 million (US$6.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is significant for us to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics. See “—COVID-19 outbreaks may adversely affect our business.” Our business operations could be disrupted if any of our employees is suspected of having abovementioned or any other contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (the “Negative List 2020”) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial Internet content provider or other value-added telecommunication services provider other than an e-commerce services provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication services provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in Internet dissemination, Internet content provision, Internet news information services, online publishing businesses, certain Internet culture businesses, Internet audio-visual programs businesses and production and operation of radio and television programs. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Foreign Investment Law”

We are a Cayman Islands company and our subsidiary in China is currently considered a foreign-invested enterprise. Accordingly, in practice, our PRC subsidiary is not eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIE and its subsidiaries. Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIE and its shareholders, which enables us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”

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

We rely on contractual arrangements with our VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our revenues in 2018, 2019 and 2020.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government.

In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. For example, Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective through 2020, 2021, and 2022, upon the completion of its filings with the relevant tax authorities. However, the qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. There can be no assurance that we will enjoy such preferential tax treatment in the future. Without such preferential tax treatment, we may incur more tax expense and our operating results could be adversely affected.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

The SEC has announced interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or our VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards, may follow the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete the SAFE registrations may subject us to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange and Offshore Investment.”

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

In December 2012, the SEC instituted administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The daily closing trading prices of our ADSs ranged from US$2.35 to US$8.5 per ADS in 2020. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. As of March 31, 2021, we had 16,113,198 ADSs (representing 402,829,950 Class A ordinary shares) issued and outstanding. In addition, ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Dagang Feng, our chief executive officer and the co-chairman of our board of directors, holds approximately 74.9% voting power as of the date of this annual report, including his sole voting power and the shared voting power resulting from an acting-in-concert agreement entered into in September 2019. For more information, see “Item 6. Directors, Senior Management and Employees—F. Share Ownership.” Accordingly, Mr. Feng will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. The voting control of Mr. Feng will limit the ability of other shareholders to influence corporate activities and, as a result, we may take actions that shareholders other than Mr. Feng do not view as beneficial. As a shareholder, even a controlling shareholder, Mr. Feng is entitled to exercise his voting power in his own interests, which may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, because Mr. Feng controls a majority of our voting stock, he may pursue corporate opportunities independent of us.

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

As of the date of this annual report, Palopo Holding Limited, an entity wholly owned by Dagang Feng, and 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 10.0% of our total issued and outstanding share capital and 73.5% of the aggregate voting power of our total issued and outstanding share capital.

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

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; and (iii) a compensation committee composed entirely of independent directors. As a result of our reliance on the “foreign private issuer” or the “controlled company” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

• the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

• the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

• the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

• the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

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

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for the taxable year of 2020. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets (including goodwill) from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our ADS price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. If we were a PFIC for any taxable year during which a U.S. investor held ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation——Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.                INFORMATION ON THE COMPANY

4.A.         History and Development of the Company

Our Corporate History

Our 36Kr.com website was launched in December 2010, offering New Economy-focused content. In July 2011, Xieli Zhucheng was incorporated in the PRC. In December 2016, Xieli Zhucheng incorporated a wholly-owned subsidiary in the PRC, Beijing Sanshiliuke Culture Media Co., Ltd., or Beijing Sanshiliuke, to host all its businesses of New Economy-focused content and business services. In May 2017, Beijing Sanshiliuke changed its name to Beijing Pinxin Media Culture Co., Ltd., which then changed its name to Beijing Duoke Information Technology Co., Ltd. in March 2019.

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

In September 2019, we entered into a series of contractual arrangements through Beijing Dake and Beijing Duoke (our VIE) and its shareholders in order to control our VIE. The VIE conducts substantially all of our operations in China. Our contractual arrangements with our VIE and its shareholders have enabled us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In November 2019, we completed an initial public offering in which we offered and sold an aggregate of 34,500,000 Class A ordinary shares in the form of ADSs. On November 8, 2019, the ADSs began trading on the Nasdaq Global Market, under the symbol “KRKR”.

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

High-quality New Economy-focused content is the foundation of our business. We provide insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, in January 2013, we were the first to report on ByteDance, which later became a world-leading technology company. Meanwhile, our content covers a variety of industries in China’s New Economy, such as technology, consumer and retail, healthcare, enterprise services, entertainment and media. With diverse distribution channels, we are a leading New Economy-focused content platform in China.

We offer business services, including online advertising services, enterprise value-added services and subscription services to our customers. We address the evolving needs of New Economy companies and upgrading needs of traditional companies by providing them with tailored advertising and marketing solutions and other enterprise value-added services. We also help institutional investors identify promising targets, source investment opportunities and connect them with startup companies directly. Additionally, we have cultivated a large number of subscribers who purchase our premium content and other online and offline benefits. Through our diverse service offerings, we have captured extensive monetization opportunities.

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

Our revenue decreased by 41.0% from RMB655.6 million in 2019 to RMB386.8 million (US$59.3 million) in 2020. Our net loss was RMB279.3 million (US$42.8 million) in 2020, compared to RMB25.9 million in 2019.

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

We add significant value to startup companies to strengthen their marketing capabilities and managerial experience, and enable them to better position themselves in their respective markets. We help startup companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. We also connect them with prominent institutional investors face-to-face at online advertising and offline events. In addition, we provide startup companies with market updates and trainings to improve their marketing and operational capabilities. As these startup companies mature, they begin to develop demands for more sophisticated and innovative marketing services, which we are able to continuously provide.

•                  Value propositions to traditional companies.  We help traditional companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. In addition, we also guide traditional companies as they embrace technological and business model innovations and adapt to the New Economy by offering consulting services. These traditional companies are leaders in a variety of industries such as retail, healthcare, 3C and new energy.

•                   Value propositions to regional governments. We have been helping regional governments digitalize their working process and energize the regional economy, through our service solutions such as online advertising, live-streaming events, and innovative and creative consulting services. Regional governments are able to introduce the local conditions and supportive policies with wider exposure for efficient investment and talent attraction, with the aid with of our New Economy community-centric resource networks. As stronger demand emerges from more municipalities to upgrade their digitalization infrastructure and implement region-focused industrial innovation, we are placed at the forefront of more opportunities to serve a variety of governmental institutions through our comprehensive business offerings.

•                  Value propositions to institutional investors.  Institutional investors, both in primary and secondary markets, seek opportunities to invest in evolving industries or locate promising startup companies. We provide insightful and up-to-date industry and company intelligence in New Economy tailored to institutional investors with different needs and focuses, to help them source and assess suitable investment opportunities in a more efficient manner. Our online advertising and offline events help connect institutional investors with New Economy companies across a broad range of industries, providing them a valuable and effective platform to engage in investment discussions. In addition, we also help institutional investors raise capital by offering them branding activities.

•                  Value propositions to other participants in and individuals interested in the New Economy.  We operate under the prominent brand “36Kr”, and have become an informative, credible, influential and timely source of information for the New Economy communities. We provide high-quality content to other participants in and individuals interested in New Economy. Additionally, we educate them through offline trainings and events, covering various aspects such as industry trends, market analysis and career development.

Our Content

As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies and industries, timely market updates, thought-provoking editorials and commentaries as well as newly sought-after original video-formed content. Meanwhile, our content covers a variety of industries in China’s New Economy, such as technology, consumer, retail, healthcare and enterprise services.

Our content is presented in various forms, such as text, pictures, audios and videos. We create and product such content through our in-house content creation team, and we also source content from selected third-party professional content providers. Meanwhile, we write and publish themed columns to address various needs of our users. Our most popular columns include:

•      “A Kr-uarter Past Eight” (八点一氪).

“A Kr-uarter Past Eight” (八点一氪) is a column that provides comprehensive daily morning briefing of major updates in New Economy during the past 24 hours.

•      “In-depth Kr” (深氪)

“In-depth Kr” (深氪) is a column that offers high-quality and in-depth business analysis and insights focusing on trending topics in New Economy.

•     “Wise Kr” (智氪)

“Wise Kr” (智氪) is a column that offers insightful business research and analysis of public companies by covering their pre and post-IPO phases.

•      “New Trend” (新风向).

“New Trend” (新风向) is a column that provides professional and insightful analysis and opinions based on new trends in various aspects of New Economy.

•      “Flash Updates” (快讯).

“Flash Updates” (快讯) is a column that provides short and timely updates on latest developments in New Economy.

•      “Kr-Institute” (氪星研究所).

“Kr-Institute” (氪星研究所) is a column that specifically provides our original and self-produced videos on trendsetting companies, great industrial events and legendary business figures.

It is worth noting that clear trends in video have quickly emerged as a top choice. With our considerable capabilities in this arena, the rapidly growing video market presents a huge growth opportunity for us and we significantly increased our engagement across a broad demographic in 2020.

With our insights and expertise in New Economy sectors, we especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community.

In addition to our ability to identify promising companies at early stages, we are also able to deliver timely, exclusive and insightful content. And our insightful business research spanning a broader range of companies and industries continues to gain popularity in various markets in 2020. In particular, it is widely praised among securities market participants. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and timely provide the latest breaking updates to our users. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer and retail, healthcare, enterprise services and entertainment and media. We provide our users with an abundance of New Economy-focused content. In 2018, 2019 and 2020, we published over 108,000, 93,000 and 108,000 pieces of content, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have achieved an average monthly PV of 630.2 million in the twelve-month period ended December 31, 2020 across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu,Baidu and Xinhuanet.

Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation

In-house Content Creation

We maintain a professional in-house content creation team of 84 personnel, including 42 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries and markets that they specialize in. Our high-quality New Economy-focused content is well-received by our users. All content undergoes detailed review and is carefully edited by our professional editorial team. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content.

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

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our knowledge library and enhance the influence of our platform. As of the dated of this annual report, we have cooperated with over 1,000 third-party professional content providers, including third-party- video-formed content contributors. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our platforms.

Interactive Content

We also operate discussion forums, blogs, mini blogs, comments section and user surveys for our users to interact on our platform. We believe such content adds an important interactive and social component to our platform and enhances user engagement. Our users can voice their opinions, express their views, discuss with each other and provide feedbacks to our content. In particular, interactive content on our platform is valuable given our affluent and sophisticated user base, which primarily consists of entrepreneurs, investors and other New Economy participants.

Content Editing, Screening and Monitoring

Our professional and experienced editorial team reviews and edits our content before posting to ensure the quality. Our editors oversee the quality of and opinions voiced in our content to be posted. They work closely with our writers to improve the product by providing feedback and suggestions.

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

Automated Content Screening Process.    All content on our platform is first screened by an automated filtering system. This system identifies and flags suspicious content using a regularly updated repository of keywords based on the latest regulations in China. All flagged content identified in the automated content screening process is further reviewed by our editors. We have implemented a 24-hour automated monitoring mechanism to timely remove any inappropriate or illegal content.

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

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. In the twelve-month period ended December 31, 2020, we have achieved an average monthly PV of 630.2 million across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet.

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

In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet, to further distribute selected and customized content of us. For example, we selectively repost trending articles on our Weixin/WeChat public account on a daily basis. We have become a top New Economy-focused content provider in terms of average monthly PV across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet.

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

The following table presents a breakdown of our average monthly PV by platforms for the twelve-month periods ended December 31, 2020.

	For the twelve-month period ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(in millions)
Self-operated platforms	18.0	18.2	17.6	16.4	17.8	19.1	18.3	21.3
Major third-party platforms (1)	207.4	329.5	371.9	409.0	456.1	480.1	548.0	608.9
Total	225.4	347.7	389.5	425.4	473.9	499.2	566.3	630.2

Notes:

(1) Major third-party platforms include Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet.

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

The customers of our online advertising services include both New Economy companies and traditional companies. In 2018, 2019 and 2020, we provided online advertising services to 320, 506 and 499 customers, respectively.

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

Integrated marketing

We help our enterprise value-added services end customers with marketing plans, advertisement distribution and other aspects of marketing. Leveraging our marketing experience and understanding of customers’ marketing needs, we help our customers develop tailored and diverse marketing strategies to improve their marketing efficiency. In addition to traditional marketing services, we are also exploring innovative marketing solution initiatives leveraging our premium content creation and production capability.

By offering high quality integrated marketing services, we help our customers enhance brand recognition and acquire and monetize traffic.

Offline events

We organize diverse offline events focusing on New Economy, including summits, forums, industry conferences and fans festivals. Due to COVID-19 impact, we also conducted some of our events through live streaming in 2020. New Economy participants gather at our offline events site, and also join us on our live-streaming conferences and summits. Leveraging our influence in New Economy, we host some of the largest New Economy-focused offline events in China, in terms of number of participants. We believe our offline events create great brand-building opportunities for our customers. These events also provide a networking platform for ever-growing New Economy participants, offering them business cooperation and investment opportunities. Offline events further enhance our brand recognition and increase customer loyalty.

Consulting

Leveraging our insights and established connections in New Economy, we provide consulting services to help traditional companies embrace technological innovations and digitalization and refer them to business opportunities in New Economy. We provide customized market research and industry reports to established companies. In addition, we also help our customers organize and execute business events.

Subscription Services

We provide subscription services to individuals, institutional investors and enterprises.

Institutional investor subscription

We launched our institutional investor subscription services, or V-club, in 2017, offering industry reports and market updates to institutional investor subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional investor subscribers usually for an annual subscription fee. For example, we enhance the exposure of our institutional investor subscribers and their investment portfolios on our platform. We help them create their investor profile pages on our platform and organize branding promotion events. We refer promising companies to institutional investor subscribers seeking investment opportunities.

Our institutional investor subscribers also enjoy priority access to our offline events. Meanwhile, we help institutional investor subscribers increase their recognition by displaying their logos in different occasions, including at our offline events. In 2020, we had 141 institutional investor subscribers, compared to 134 institutional investor subscribers in 2019.

Individual subscription

Our individual subscription services mainly target individuals interested in the development of New Economy. Certain of our content are offered to our users for a fee. We offer a rich selection of paid columns and online courses, covering various aspects from industry trends and market analysis, to career development and advice. Users can subscribe for a specific training session at a fixed fee. We also offer monthly and annual subscription packages of our paid columns to users. In addition to online content, we also host various offline training courses on investment and New Economy business management to our subscribers. These courses are usually taught by well-known entrepreneurs, experienced investors and KOLs in New Economy space, which provides users with face-to-face communication and longer-term connection with these lecturers.

In 2020, we had 9.6 thousand individual subscribers, compared to 18.6 thousand individual subscribers in 2019. The decrease was because some of the offline training courses were cancelled due to the negative impact of COVID-19.  To attract more individual subscribers, we have been constantly improving our paid content quality, optimizing the course portfolios and expanding our topics and enhancing our user-friendly interface.

Enterprise subscription

Our enterprise subscribers primarily consist of New Economy companies. We launched our enterprise subscription services in April 2019, offering a variety of packaged membership benefits for an annual subscription fee. We offer online courses and one-on-one consulting to enterprise subscribers to enhance their managerial and operational capabilities. We enhance the exposure of our enterprise subscribers by creating their enterprise yellow pages on our platform. We also refer institutional investors to enterprise subscribers seeking financing. In 2020, we had 392 enterprise subscribers, compared to 399 enterprise subscribers in 2019.

In the fourth quarter of 2020, we launched a new and upgraded version of our Enterprise Service Review website, dianping.36Kr.com, in order to build a professional platform for enterprise-level application and services selection in China. This comprehensive, new offering enables potential buyers to fill the information gap by providing the rankings and feedback for applications and services from real users on the platform. Enterprise services providers can simultaneously upgrade their products to specifically address the dynamic feedback of users as well as capture potential customer needs and sales leads. We plan to utilize our enterprise network communities to boost traffic for our new platform, building an enterprise services alliance community focused on our enterprise services review business.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 230 employees as of December 31, 2020. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during course of services.

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

Our ability to compete successfully depends on many factors, including the quality and coverage of our content, our industry expertise, brand recognition, user and customer experience, big data and technological capabilities. We believe we are well-positioned to effectively compete against our competitors and capture market opportunities. However, our competitors may have broader content and service offerings, greater brand recognition, more capital and larger user and customer base. For discussion of risks related to our competitors, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We face competition in major aspects of our business. If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.”

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

As of December 31, 2020, we had 67 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects.

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

We hold “36Kr” and “36氪” trademarks in China. In addition, we hold 213 registered trademarks, 31 registered software copyrights and one registered patent in China as of the date of this annual report. We have 16 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. On June 23, 2020, the NDRC and the MOFCOM promulgated the Negative List 2020, which came into effect on July 23, 2020 and replaced the previous Foreign Investment Catalogue or negative list. Our business like value-added telecommunications services, internet news services, internet audio-visual program services and internet publishing services are under special administrative measures in the Negative List 2020.

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

The Administrative Measures on Telecommunications Business Operating Licenses or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

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

The Classified Categories of the Internet Audio-visual Program Services (for Trial Implementation), or the Audio-video Program Categories, promulgated by the SAPPRFT on March 10, 2017, classifies Internet audio/video program services into detailed categories.

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

To comply with the relevant laws and regulations, we have obtained the online culture operating permit, which will remain effective until April 20, 2023.

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

We engage in business activities that include generating audio and video content considered as radio and television programs as defined in the Radio and Television Program Production Measures. To comply with the relevant laws and regulations, we have obtained the production and operation of radio and television program license, which will remain effective until June 16, 2022.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the “Order”). Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often stricter and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

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

Regulation on Cybersecurity and Censorship

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network services providers, shall meet their cyber security obligations and shall take technical and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

• complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

• verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

• clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

• strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy;

• strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

The CAC, NDRC, MIIT, Ministry of Public Security, Ministry of State Security, Ministry of Finance, MOFCOM, PBOC, State Administration for Market Regulation, NRTA, National Administration of State Secrets Protection and State Cryptography Administration jointly  promulgated the Measures for Cybersecurity Review on April 13, 2020, which took effect on June 1, 2020 and replaced the Measures for Security Review of Cyber Products and Services (for Trial Implementation) promulgated by the CAC on May 2, 2017 Under the Measures for Cybersecurity Review , if a critical information infrastructure operator purchases network products and services that affect or may affect national security, a cybersecurity review shall be conducted.

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

As of the date of this annual report, we have registered 31 software copyrights in the PRC.

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

Trademark Law

Trademarks are protected by the Trademark Law of the PRC (Revised in 2019) which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

As of the date of this annual report, we have registered 16 domain names in the PRC.

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

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

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

i. Tianjin Zhanggongzi Technology Partnership (L.P.), holding 62.17% of equity interest;

ii. Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), holding 23.32% of equity interest;

iii. Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), holding 14.51% of equity interest;

Contractual Arrangements with Beijing Duoke

Due to the PRC legal restrictions on foreign ownership of Internet-based businesses, currently we conduct substantially all of our operations in China through our VIE and its subsidiaries. We entered into a series of contractual arrangements, including an exclusive purchase option agreement, powers of attorney, an equity pledge agreement and an exclusive business cooperation agreement, with our VIE and its shareholders. We also entered into substantially the same contractual arrangements with our VIE and its shareholders in September 2019, which have become effective, and have replaced and superseded the prior contractual arrangements.

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

4.D.         Property, Plant and Equipment

Our principal executive offices are located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China. As of December 31, 2020, we leased office spaces in China with an aggregate gross floor area of approximately 6,886 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

Our ability to retain and attract New Economy participants on our platform

We have fostered a vibrant and self-reinforcing community of New Economy participants. Our high-quality content offerings generate organic traffic and attract New Economy participants to our platform and become our users and customers, which greatly enhances our ability to generate revenues. Leveraging our established and growing community of New Economy participants, we are able to gain deeper insights into China’s New Economy and generate more high-quality content. Leveraging our significant brand appeal among New Economy participants, we are in the progress of expanding our service offerings and diversifying our monetization channels, and are well-positioned to better retain and attract more participants onto our platform.

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

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000

Online advertising services	173,783	283,426	172,811	26,484
Enterprise value-added services	100,238	319,469	193,213	29,611
Subscription services	25,072	52,711	20,740	3,179
Total revenues	299,093	655,606	386,764	59,274

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

Cost of Revenues

Our cost of revenues consists of staff costs, advertisement production costs, execution fee of enterprise value-added services, equipment location rental fee and operation costs, impairment of long-lived assets and other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

Staff costs	45,163	32.2	46,074	12.1	47,098	7,218	18.0
Advertisement production costs	27,173	19.4	37,934	10.0	29,887	4,580	11.4
Execution fee of enterprise value-added services, site fee and cost of offline events	37,941	27.0	247,413	65.1	151,223	23,176	57.9
Equipment location rental fee and operation costs	10,448	7.4	30,383	8.0	10,209	1,565	3.9
Impairment of long-lived assets	—	—	—	—	7,987	1,224	3.1
Other costs	19,592	14.0	18,486	4.9	14,968	2,294	5.7
Total cost of revenues	140,317	100.0	380,290	100.0	261,372	40,057	100.0

Staff costs are personnel-related expenses in relation to the content production and share-based compensation expenses. Advertisement production costs are advertising content producing costs, such as video production costs. Execution fee of enterprise value-added services mainly includes advertising resources procurement cost related to integrated marketing services, and various costs in relation to organizing our offline events. Impairment of long-lived assets represents the impairment of the interactive marketing dispensers. Other costs mainly include business tax and surcharges, office rental cost, bandwidth and server costs, depreciation, and other miscellaneous costs. We expect our cost of revenues to increase in absolute amount in line with our expansion of business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

Sales and marketing expenses	66,984	59.2	131,301	44.0	140,672	21,559	35.8
General and administrative expenses	24,125	21.3	131,075	44.0	212,411	32,553	54.1
Research and development expenses	22,075	19.5	35,807	12.0	38,232	5,859	9.7
Impairment of goodwill	—	—	—	—	1,395	214	0.4
Total operating expenses	113,184	100.0	298,183	100.0	392,710	60,185	100.0

Sales and marketing expenses.    Sales and marketing expenses consist primarily of (i) staff expenses, including salaries and sales commissions to sales and marketing personnel and share-based compensation expenses; (ii) marketing and promotional expenses; (iii) rental and depreciation expenses; and (iv) other miscellaneous expenses.

General and administrative expenses.    General and administrative expenses consist primarily of (i) staff expenses for employees involved in general corporate functions, including finance, legal and human resources, share-based compensation expenses and provision of allowance for doubtful accounts; (ii) associated facilities and equipment costs, such as depreciation, rental and other general corporate related expenses; and (iii) provision of allowance for doubtful accounts.

Research and development expenses.    Research and development expenses consist primarily of (i) staff expenses associated with the development of, enhancement to, and maintenance of our online platform and share-based compensation expenses; (ii) technology expenses related to technology procurement device maintenance and testing; and (iii) rental expense and depreciation of servers.

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

Government grant

Government grant primarily represents subsidies for operating a business and initial public offering expenditures. These grants are not subject to any specific requirements and are recorded when received.

Others, net

Others, net mainly represent interest income, interest expense and foreign currency exchange gains or losses.

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

Hong Kong

Our wholly owned subsidiary in Hong Kong, 36Kr Holdings (HK) Limited, is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, a two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Our subsidiaries and our VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Beijing Duoke is recognized as an HNTE and is eligible for a 15% preferential tax rate effective through 2020, 2021, and 2022, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

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

Basis of presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below.

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

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2018, 2019 and 2020, the net income/(loss) attributable to the non-controlling interests were nil, a loss of RMB 0.16 million and an income of RMB0.89 million (US$0.14 million), respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

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

Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and  official accounts in other social networks, mainly in Weibo, Weixin/WeChat, and Toutiao (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. We display advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. We also help produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. We have developed capabilities in generating and distributing our own and third-party high-quality content on 36Kr Platforms, there is no third-party content for fulfilling a promise to the customers for the years ended December 31, 2018, 2019 and 2020.

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

In addition to the marketing services above, we provide interactive marketing services through interactive marketing dispensers equipped with large display screen, sensors and speakers. We usually use the machines to provide promotion services to the customer’s new products. Revenue is recognized when these services are rendered and determined based on the number of items dispensed or at a fixed contract price in a period of time. For the years ended December 31, 2018, 2019 and 2020, the revenue derived from such service was not significant.

(ii)                                  Offline events

We organize diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by us to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at offline events and the 36Kr Platforms during the course of events. Due to COVID-19 constrain, we conducted several events through livestreaming in the early 2020.

(iii)                               Consulting

We provide customized market research and industry reports to established companies. In addition, we also helps our customers to organize and execute business events.

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

(ii)                                  Individual subscription services

We provide paid columns, online courses and offline trainings services to our individual subscribers. The revenue of paid columns and online courses are derived from providing fee-based online content to individuals on the 36Kr Platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2018, 2019 and 2020 were not significant.

We also provide offline training services which is organized by us, and we are responsible for delivering the training to the individual subscribers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions and recognize the revenues at a gross basis.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the customers decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. In 2018, 2019 and 2020, allowance for doubtful accounts charged to our consolidated statements of comprehensive loss were RMB2.6 million, RMB10.0 million and RMB127.1 million (US$19.5 million), respectively.

Operating leases and adoption of ASU 2016-02

On February 25, 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

We applied ASU 2016-02 beginning from January 1, 2020 and elected to apply practical expedients permitted under the transition method that allow us to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. We used modified retrospective method and did not recast the prior comparative periods. Under the new lease standard, we determine if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. We consider only payments that are fixed and determinable at the time of lease commencement.

As a result of the adoption, we recorded an operating lease right-of-use assets and lease liabilities of approximately RMB 41.9 million and RMB 42.1 million, respectively, on January 1, 2020, primarily related to the leased office space. The adoption had no material impact on our consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020 or the opening balance of accumulated deficit as of January 1, 2020.

Share-based Compensation Expense and Valuation of Underlying Equity

All share-based awards granted to employees, including restricted share units and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions. For the share options granted with performance conditions, the share-based compensation expenses are recorded using graded vesting method when the performance condition is considered probable. We early adopted ASU 2016-09 from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur.

We use the binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of underlying ordinary shares over the expected term of the awards, actual and projected share option exercise behaviors, a risk-free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices before the Company’s initial public offering, were valued based on the income approach with a discount for lack of marketability. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, and unique business risks.

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

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	173,783	283,426	172,811	26,484
Enterprise value-added services	100,238	319,469	193,213	29,611
Subscription services	25,072	52,711	20,740	3,179
Total revenues	299,093	655,606	386,764	59,274
Cost of revenues	(140,317)	(380,290)	(261,372)	(40,057)
Gross profit	158,776	275,316	125,392	19,217
Operating expenses:
Sales and marketing expenses	(66,984)	(131,301)	(140,672)	(21,559)
General and administrative expenses	(24,125)	(131,075)	(212,411)	(32,553)
Research and development expenses	(22,075)	(35,807)	(38,232)	(5,859)
Impairment of goodwill	—	—	(1,395)	(214)
Total operating expenses	(113,184)	(298,183)	(392,710)	(60,185)
Income/(loss) from operations	45,592	(22,867)	(267,318)	(40,968)
Other income/(expenses):
Share of loss from equity method investments	(2,794)	—	(23,502)	(3,602)
Gain on disposal of a subsidiary	—	11,454	—	—
Short-term investment income	9,300	4,115	1,859	285
Government grant	3,313	497	10,103	1,548
Others, net	(66)	783	3,280	503
Income/(loss) before income tax	55,345	(6,018)	(275,578)	(42,234)
Income tax expense	(14,827)	(19,893)	(3,764)	(577)
Net income/(loss)	40,518	(25,911)	(279,342)	(42,811)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues decreased by 41.0% from RMB655.6 million in 2019 to RMB386.8 million (US$59.3 million) in 2020.

Revenues from online advertising services

Our revenues generated from online advertising services decreased by 39.0% from RMB283.4 million in 2019 to RMB172.8 million (US$26.5 million) in 2020. The decrease was primarily due to the negative impact of COVID-19 on the overall market and the adoption of stricter credit policy to select customers to further improve the operating cashflow for the year ended December 31, 2020.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-added services decreased by 39.5% from RMB319.5 million in 2019 to RMB193.2 million (US$29.6 million) in 2020. The decrease was primarily due to decreased demand for integrated marketing services from our customers, and we strategically decreased the scale of  this businesses to improve the operating cashflow.

Revenues from subscription services

Our revenues generated from subscription services decreased by 60.7% from RMB52.7 million in 2019 to RMB20.7 million (US$3.2 million) in 2020. The decrease was primarily due to the decrease in revenues from individual subscription, as some of the offline training courses were cancelled or delayed due to the negative impact of COVID-19.

Cost of Revenues

Our cost of revenues decreased by 31.3% from RMB380.3 million in 2019 to RMB261.4 million (US$40.1 million) in 2020, which was generally in line with the decrease of our revenues.

Gross Profit

As a result of the foregoing, our gross profit decreased by 54.5% from RMB275.3 million in 2019 to RMB125.4 million (US$19.2 million) in 2020. Gross profit margin decreased from 42.0% in 2019 to 32.4% in 2020. The decrease was primarily due to the negative effect of COVID-19, which led decrease in our revenues and the recognition of long-lived assets impairment loss.

Operating expenses

Our total operating expenses increased by 31.7% from RMB298.2 million in 2019 to RMB392.7 million (US$60.2 million) in 2020. The increase was mainly due to the increase in general and administration expenses and sales and marketing expenses.

Sales and marketing expenses

Our sales and marketing expenses increased by 7.1% from RMB131.3 million in 2019 to RMB140.7 million (US$21.6 million) in 2020. The increase was primarily attributable to the increase in marketing expenses, partially offset by the decrease in payroll-related expenses.

General and administrative expenses

Our general and administrative expenses increased by 62.1% from RMB131.1 million in 2019 to RMB212.4 million (US$32.6 million) in 2020. The increase was primarily attributable to the increase in the allowance for doubtful accounts and professional fees, partially offset by the decrease in share-based compensation expenses.

Research and development expenses

Our research and development expenses increased by 6.8% from RMB35.8 million in 2019 to RMB38.2 million (US$5.9 million) in 2020. The increase was primarily attributable to the increase in technology expenses related to technology procurement device maintenance and testing, and partially offset by the decrease in payroll-related expenses.

Other income/(expenses)

Our other expenses were RMB8.3 million (US$1.3 million) in 2020, compared to an income of RMB16.8 million in 2019. The decrease was primarily due to the recognition of share of loss from equity investment, which amounted to RMB23.5 million in 2020, and partially offset by the recognition of government grants.

Income tax expenses

Our income tax expenses decreased by 81.1% from RMB19.9 million in 2019 to RMB3.8 million (US$0.6 million) in 2020. The decrease was primarily attributable to the operating loss of certain entities.

Net loss

As a result of the foregoing, our net loss was RMB279.3 million (US$42.8 million) in 2020, compared to RMB25.9 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F filed with the SEC on April 30, 2020.

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation. We define adjusted EBITDA as adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2018, 2019 and 2020 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Net income /(loss)	40,518	(25,911)	(279,342)	(42,811)
Share-based compensation expenses	5,111	91,171	39,277	6,019
Non-GAAP adjusted net income/(loss)	45,629	65,260	(240,065)	(36,792)
Interest expense/(income), net	75	(292)	(1,535)	(235)
Income tax expense	14,827	19,893	3,764	577
Depreciation and amortization expenses	1,603	4,231	5,598	858
Non-GAAP adjusted EBITDA	62,134	89,092	(232,238)	(35,592)

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our Consolidated Financial Statements, which are included elsewhere in this annual report.

5.B.         Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from historical equity financing activities. As of December 31, 2020, we had RMB60.8 million (US$9.3 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB11.7 million (US$1.8 million) denominated in Renminbi and held in the PRC by our subsidiaries, our VIE and its subsidiaries and (ii) RMB49.1 million (US$7.5 million) denominated in U.S. dollar and held in the Cayman Islands by the parent company. As of December 31, 2020, we had RMB148.3 million (US$22.7 million) in short-term investments, all of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents, restricted cash and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB304.8 million (US$46.7 million) as of December 31, 2020, compared to RMB538.5 million as of December 31, 2019. Accounts receivable are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. For the year ended December 31,2020, we put more efforts on accounts receivable collection and collected significant amount to keep a healthy cashflow of daily operation.

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

The following table sets forth a summary of our cash flows for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(45,598)	(158,937)	(17,125)	(2,625)
Net cash (used in)/provided by investing activities	(56,294)	9,885	(64,289)	(9,852)
Net cash provided by/(used in) financing activities	104,716	278,337	(32,837)	(5,033)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	501	(376)	(2,780)	(426)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	3,325	128,909	(117,031)	(17,936)
Cash, cash equivalents and restricted cash at beginning of the year	45,643	48,968	177,877	27,261
Cash, cash equivalents and restricted cash at end of the year	48,968	177,877	60,846	9,325

Operating activities

Net cash used in operating activities was RMB17.1 million (US$2.6 million) in 2020. In 2020, the difference between our net cash used in operating activities and our net loss of RMB279.3 million (US$42.8 million) was mainly due to an increase of RMB127.1 million in allowance for doubtful accounts as we adopted more prudent provision policy of allowance for doubtful accounts, and partially offset by the decrease in the accounts receivable as cash collection increased in the fiscal year of 2020 compared to fiscal year of 2019.

Net cash used in operating activities was RMB158.9 million in 2019. In 2019, the difference between our net cash used in operating activities and our net loss of RMB25.9 million was mainly due to an increase of RMB365.8 million in our accounts receivable primarily as a result of our business growth, and partially offset by increase of RMB91.2 million share-based compensation expenses associated with new share option granted in the fiscal year of 2019.

Investing activities

Net cash used in investing activities was RMB64.3 million (US$9.9 million) in 2020, which was attributable to (i) purchase of short-term investments and time deposits, and (ii) purchase of property and equipment of RMB2.2 million.

Net cash provided by investing activities was RMB9.9 million in 2019, which was attributable to (i) purchase and proceeds from maturity of short-term investments of RMB60.9 million, (ii) investment in equity method investments RMB42.4 million, and (iii) purchase of property and equipment of RMB4.6 million.

Financing activities

Net cash used in financing activities was RMB32.8 million (US$5.0 million) in 2020, and was mainly attributable to (i) we paid RMB21.6 million issuance cost related with initial public offering, and (ii)  RMB11.7 million in share repurchase.

Net cash provided by financing activities was RMB278.3 million in 2019, and was mainly attributable to (i) the proceeds from initial public offering, net of issuance costs RMB109.0 million, and (ii) the proceeds from issuance of Series D preferred shares to our shareholders which amounted to RMB169.8 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB16.7 million, RMB4.8 million and RMB2.4 million (US$0.4 million) in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in November 2019. We will continue to make capital expenditures to meet the expected growth of our business.

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

5.C.         Research and Development

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB22.1 million, RMB35.8 million and RMB38.2 (US$5.9 million) in 2018, 2019 and 2020 respectively. As of December 31, 2020, we had 67 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company—4.B. Business Overview—Technologies.”

5.D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

5.F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total	2021	2022	2023	2024 and Thereafter
	(in RMB thousands)
Operating lease commitment (1)	29,144	14,801	13,575	508	260

Notes:

(1) Operating lease commitment consists of the commitments under the lease agreements for our office premises.

5.G.        Safe harbor

See “Forward-Looking Information.”

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.                          Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	42	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	32	Founder, Co-chairman of the Board of Directors
Yang Li	44	Chief Content Officer, Director
Hao Lan	39	Director
Yifan Li	53	Independent Director
Hendrick Sin	46	Independent Director
Peng Su	41	Independent Director
Xiang Li	38	Acting Chief Financial Officer

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

Yang Li has served as our chief content officer since August 2019, and our director since June 2020. Ms. Li has served as Beijing Duoke’s chief content officer since September 2016 and is responsible for the content creation for our platform. Ms. Li has extensive experience in the media sector. Prior to joining us, Ms. Li served at YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where she joined as a founding member, and held various positions, including the chief editor of the magazine and the chief commentator for an editorial column called the Observer from 2008 to 2016. Before YiMagazine, Ms. Li served as a journalist at China Internet Weekly magazine and China Information World newspaper. Ms. Li received a bachelor’s degree in computer science from Shenyang University of Technology in 1999, a bachelor’s degree in editing and publishing science from Tsinghua University in 2005, and a post-graduate diploma in integrated and practicing management from Hong Kong University in 2016.

Hao Lan has served as our director since April 2021. Mr. Lan joined 36Kr in 2018, currently serves as a vice president, overseeing business development in domestic regions and services for local municipalities. Mr. Lan has over 10 years of experience in operational management. Prior to joining 36Kr, he held various positions at Sina.com, Auto China and Bitauto.com. Mr. Lan received his bachelor’s degree in Computer Science from Shandong University of Technology in 2004.

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

Xiang Li has served as our acting chief financial officer since April 2021. Mr. Li joined 36Kr in 2016 and served as a financial director before this appointment and participated in the Company’s financial reporting and financing activities. Mr. Li has over 15 years of financial experience. Prior to joining 36Kr, Mr. Li served in various positions at Samsung, CNH Australia, Sony Ericsson and Smith & Nephew. Mr. Li received his bachelor’s degree in Accounting from Nankai University in 2005 and his master’s degree in Finance from Macquarie University in 2016. Mr. Li is a licensed CPA in Australia and Canada.

6.B.                          Compensation

Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB8.7 million (US$1.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, each of our executive officers is employed for a specified time period, which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events and may terminate an executive officer’s employment by giving a prior written notice and paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice. Under these employment agreements, each executive officer agrees to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, under these agreements, each executive officer agrees to be bound by certain non-competition restrictions during the term of his or her employment and for two years following the last date of employment.

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

Share Incentive Plan

Xieli adopted a share incentive plan in 2014 and Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2014 Share Incentive Plan and 2016 Share Incentive Plan, respectively. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 137,186,000. As of the date of this annual report, awards to purchase 83,330,016 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2019 Share Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Dagang Feng	27,246,622	Nominal	September 7, 2019	September 7, 2029
Yang Li	*	Nominal	September 7, 2019	September 7, 2029
Hao Lan	*	Nominal	September 7, 2019	September 7, 2029
Xiang Li	*	Nominal	September 7, 2019	September 7, 2029

Notes:

* Less than l% of our total outstanding ordinary shares

As of the date of this annual report, our employees other than members of our senior management as a group hold options to purchase 50,357,948 ordinary shares, with exercise price US$0.0001 per share.

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

Audit Committee.  Our audit committee consists of Yifan Li, Hendrick Sin and Peng Su, and is chaired by Yifan Li. We have determined that each of Yifan Li, Hendrick Sin and Peng Su satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yifan Li qualifies as an “audit committee financial expert.” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Dagang Feng and Hendrick Sin, and is chaired by Dagang Feng. We have determined that Hendrick Sin satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Dagang Feng, Peng Su and Yang Li, and is chaired by Dagang Feng. We have determined that Peng Su satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D.                          Employees

As of December 31, 2018, 2019 and 2020, we had a total of 411, 525 and 522 employees, respectively. Substantially all of our employees are located in China. The following table sets forth the breakdown of our full-time employees as of December 31, 2020 by function:

Function/Department	Number of Employees	% of Total
Content and operations	157	30.1
Sales and marketing	230	44.1
Research and development	68	13.0
General and administration	67	12.8
Total	522	100.0

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

6.E.                          Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31, 2021 by:

• each of our directors and executive officers; and

• each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 963,869,845 ordinary shares outstanding as of March 31, 2021, including (i) 867,787,145 Class A ordinary shares and (ii) 96,082,700 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng(1)	65,990,857	6.7	96,082,700	9.7	162,073,557	16.4	74.9
Chengcheng Liu(2)	17,624,700	1.8	41,124,300	4.3	58,749,000	6.1	32.0
Yang Li	*	*	—	—	*	*	*
Hao Lan	*	*	—	—	*	*	*
Yifan Li	—	—	—	—	—	—	—
Hendrick Sin(5)	71,429,000	7.4	—	—	71,429,000	7.4	2.2
Peng Su	—	—	—	—	—	—	—
Xiang Li	*	*	—	—	*	*	*
All directors and executive officers as a group	143,334,208	14.4	96,082,700	9.7	239,416,908	24.1	77.1
Principal Shareholders:
Holding group of Dagang Feng(1)	65,990,857	6.7	96,082,700	9.7	162,073,557	16.4	74.9
36Kr Heros Holding Limited(2)	17,624,700	1.8	41,124,300	4.3	58,749,000	6.1	32.0
API (Hong Kong) Investment Limited(3)	151,772,000	15.7	—	—	151,772,000	15.7	4.6
Tembusu Limited(4)	101,261,000	10.5	—	—	101,261,000	10.5	3.1
China Prosperity Capital Alpha Limited(5)	73,129,000	7.6	—	—	73,129,000	7.6	2.2

Notes:

*                                         Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**                                  For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 963,869,845, being the number of ordinary shares outstanding (consisting of 867,787,145 Class A ordinary shares and 96,082,700 Class B ordinary shares) as of March 31, 2021 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

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

(1)                                 Represents an aggregate of 162,073,557 ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors; and (iii) 24,812,557 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

(3)                                 Represents 151,772,00 Class A ordinary shares held by API (Hong Kong) Investment Limited, a limited liability company incorporated under the laws of Hong Kong. API (Hong Kong) Investment Limited is wholly owned by Ant Small and Micro Financial Services Group Co., Ltd.. The registered address of API (Hong Kong) Investment Limited is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

(4)                                 Represents 101,261,000 Class A ordinary shares held by Tembusu Limited, a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(5)                                 Represents 73,129,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.

As of the date of March 31, 2021, 402,829,950 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 41.8% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Related Party Transactions

Transaction with Jiangsu Jingzhun

In 2018, the Group purchased electronic equipment, software use rights and advertising services amounted to approximately RMB 2.8 million from Jiangsu Jingzhun Digital Information Industry Development Co., Ltd. (“Jiangsu Jingzhun”, previously known as “Beijing Venture Glory Information Technology Co., Ltd.”), whose chairman of board of directors is a co-founder of the Group. In 2020, the Group purchased information and data services from Jiangsu Jingzhun amounted to approximately RMB 3.0 million. As of December 31, 2019 and 2020, the amount due to Jiangsu Jingzhun were nil and nil, respectively.

In 2018, 2019 and 2020, the Group earned revenue for providing advertising and enterprise value-added services to Jiangsu Jingzhun amounted to approximately RMB 1.0 million, RMB 5.0 million and RMB 0.8 million, respectively. As of December 31, 2019 and 2020, the amount due from Jiangsu Jingzhun were RMB 2.0 million and RMB 58 thousand, respectively.

Transaction with 36Kr Global Holding

As of December 31, 2019, there was approximately RMB 1.7 million receivable due from 36Kr Global Holding mainly due to the salary and other expenses the Group paid on behalf of 36Kr Global Holding. In 2020, the Group purchased advertising and information services from 36Kr Global and paid salary and other expenses on behalf of 36Kr Global Holding, which amounted to approximately RMB 1.4 million and RMB 1.5 million, respectively. As of December 31, 2020, the amount due to 36Kr Global Holding was approximately RMB 0.5 million.

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

We incorporate by reference into this annual report our third amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-234006), as amended, initially filed with the SEC on September 30, 2019. Our board of directors adopted our third amended and restated memorandum and articles of association by a special resolution on September 29, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

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

People’s Republic of China Taxation

In accordance with the Enterprise Income Tax Law (‘‘EIT Law’’), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective from 2020 through 2022, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for the taxable year of 2020. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets (including goodwill) from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our ADS price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder that held ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of such taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss. If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (except that the preferential rate on dividends paid to non-corporate U.S. Holders will not apply). U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we were a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

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

10.F.       Dividends and Paying Agents

Not applicable.

10.G.      Statement by Experts

Not applicable.

10.H.      Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-234006), as amended, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-234196) to register the ADSs representing our Class A ordinary shares.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 4.7%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

14.E.      Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-234006), as amended, which registered 34,500,000 Class A ordinary shares represented by 34,500,000 ADSs and was declared effective by the SEC on November 7, 2019, for our initial public offering, which closed in November 13, 2019. Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters. We received net proceeds of approximately US$13.4 million in the aggregate from the initial public offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

For the period from November 7, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we have used US$1.6 million of the net proceeds received from the initial public offering to support for our daily business operation.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-234006), as amended, initially filed with the SEC on September 30, 2019 and posted a copy of our code of business conduct and ethics on our website at http://ir.36kr.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.          Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated below.

	Year Ended December 31,
Services	2019	2020
	RMB	RMB
	(in thousands)

Audit Fees(1),	16,039	6,600
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	1,116	—
Total	17,155	6,600

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 6, 2020, our board of directors authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its ADSs, each representing 25 Class A Ordinary Shares, after the release of the Company’s operating and financial results for the first quarter of 2020 on Form 6-K (the “Share Repurchase Program”). The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. Our board of directors will review the Share Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program from May 6, 2020 to March 31, 2021:

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased Under the Share Repurchase Program	Number of ADSs that May Yet Be Purchased Under the Share Repurchase Program
		(US$)		(RMB in Thousands)
May 2020	—	—	—	1,000,000
June 2020	106,586	4.1913	106,586	893,414
July 2020	22,556	3.4143	129,142	870,858
August 2020	72,172	3.6108	201,314	798,686
September 2020	145,072	2.7336	346,386	653,614
October 2020	26,638	2.7942	373,024	626,976
November 2020	56,927	3.1710	429,951	570,049
December 2020	89,894	2.9872	519,845	480,155
January 2021	48,694	3.2046	568,539	431,461
February 2021	—	—	568,539	431,461
March 2021	113,845	3.3794	682,384	317,616
Total	682,384	3.3155	682,384	317,616

Notes:

(1)              Each ADS represents 25 Class A ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed herewith

**           Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2021

We have served as the Company’s auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000 (Note 2 e)
Assets
Current assets:
Cash and cash equivalents	177,372	60,846	9,325
Restricted cash	505	—	—
Short-term investments	86,362	148,344	22,735
Accounts receivable, net	538,537	304,845	46,720
Receivables due from related parties	4,615	98	15
Prepayments and other current assets	41,852	16,319	2,501
Total current assets	849,243	530,452	81,296
Non-current assets:
Property and equipment, net	15,964	3,941	604
Intangible assets, net	356	471	72
Equity method investments	41,861	16,300	2,498
Deferred tax assets	3,391	—	—
Operating lease right-of-use assets, net	—	27,365	4,194
Total non-current assets	61,572	48,077	7,368
Total assets	910,815	578,529	88,664

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 139.34 million and RMB 64.64 million as of December 31, 2019 and 2020, respectively)	139,336	64,641	9,907
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 34.58 million and RMB 32.75 million as of December 31, 2019 and 2020, respectively)	50,721	45,580	6,985
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 32.44 million and RMB 17.21 million as of December 31, 2019 and 2020, respectively)	35,341	18,824	2,885
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 8.16 million and RMB 18.85 million as of December 31, 2019 and 2020, respectively)	8,161	18,849	2,889
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB 0.55 million as of December 31, 2019 and 2020, respectively)	—	548	84
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 15.30 million and RMB 8.22 million as of December 31, 2019 and 2020, respectively)	33,308	13,560	2,079
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB 15.13 million as of December 31, 2019 and 2020, respectively)	—	15,132	2,319
Total current liabilities	266,867	177,134	27,148
Non-current liabilities:
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB 12.43 million as of December 31, 2019 and 2020, respectively)	—	12,426	1,904
Total non-current liabilities	—	12,426	1,904
Total liabilities	266,867	189,560	29,052
Commitments and Contingencies (Note 18)

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000 (Note 2 e)
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 841,275,820 shares issued and outstanding as of December 31, 2019; 4,903,917,300 shares authorized, 884,846,745 shares issued and 871,850,620 shares outstanding as of December 31, 2020)	613	621	95
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	66	66	10
Additional paid-in capital	2,000,267	2,040,693	312,750
Treasury stock (US$ 0.0001 par value; 2,561,468 shares and 15,557,593 shares as of December 31, 2019 and 2020, respectively)	(2,333)	(14,081)	(2,158)
Accumulated deficit	(1,358,350)	(1,638,581)	(251,124)
Accumulated other comprehensive loss	(3,054)	(7,897)	(1,210)
Total 36Kr Holdings Inc.’s shareholders’ equity	637,209	380,821	58,363
Non-controlling interests	6,739	8,148	1,249
Total shareholders’ equity	643,948	388,969	59,612
Total liabilities and shareholders’ equity	910,815	578,529	88,664

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000 (Note 2 e)
Revenues:
Online advertising services	173,783	283,426	172,811	26,484
Enterprise value-added services	100,238	319,469	193,213	29,611
Subscription services	25,072	52,711	20,740	3,179
Total revenues	299,093	655,606	386,764	59,274
Cost of revenues	(140,317)	(380,290)	(261,372)	(40,057)
Gross profit	158,776	275,316	125,392	19,217
Operating expenses:
Sales and marketing expenses	(66,984)	(131,301)	(140,672)	(21,559)
General and administrative expenses	(24,125)	(131,075)	(212,411)	(32,553)
Research and development expenses	(22,075)	(35,807)	(38,232)	(5,859)
Impairment of goodwill	—	—	(1,395)	(214)
Total operating expenses	(113,184)	(298,183)	(392,710)	(60,185)
Income/(loss) from operations	45,592	(22,867)	(267,318)	(40,968)
Other income/(expenses):
Share of loss from equity method investments	(2,794)	—	(23,502)	(3,602)
Gain on disposal of a subsidiary	—	11,454	—	—
Short-term investment income	9,300	4,115	1,859	285
Government grant	3,313	497	10,103	1,548
Others, net	(66)	783	3,280	503
Income/(loss) before income tax	55,345	(6,018)	(275,578)	(42,234)
Income tax expense	(14,827)	(19,893)	(3,764)	(577)
Net income/(loss)	40,518	(25,911)	(279,342)	(42,811)
Accretion on redeemable non-controlling interests to redemption value	(1,025)	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(120,060)	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	—	156	(889)	(136)
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(80,567)	(850,441)	(280,231)	(42,947)

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Continued)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000 (Note 2 e)
Net income/(loss)	40,518	(25,911)	(279,342)	(42,811)
Other comprehensive income/(loss)
Foreign currency translation adjustments	231	(3,285)	(4,843)	(742)
Total other comprehensive income/(loss)	231	(3,285)	(4,843)	(742)
Total comprehensive income/(loss)	40,749	(29,196)	(284,185)	(43,553)
Accretion on redeemable non-controlling interests to redemption value	(1,025)	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(120,060)	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	—	156	(889)	(136)
Comprehensive loss attributable to 36Kr Holding Inc.’s ordinary shareholders	(80,336)	(853,726)	(285,074)	(43,689)

Net loss per ordinary share (RMB)
—Basic	(0.275)	(2.310)	(0.275)	(0.042)
—Diluted	(0.275)	(2.310)	(0.275)	(0.042)
Net loss per ADS (RMB)
—Basic	—	(57.750)	(6.873)	(1.053)
—Diluted	—	(57.750)	(6.873)	(1.053)
Weighted average number of ordinary shares used in per share calculation:
—Basic	292,731,461	368,159,249	1,019,316,944	1,019,316,944
—Diluted	292,731,461	368,159,249	1,019,316,944	1,019,316,944
Weighted average number of ADS used in per ADS calculation:
—Basic	—	14,726,370	40,772,678	40,772,678
—Diluted	—	14,726,370	40,772,678	40,772,678

Share-based compensation expenses included in:
Cost of revenues	673	4,730	1,123	171
Sales and marketing expenses	1,674	14,654	16,168	2,478
General and administrative expenses	2,554	69,412	19,508	2,990
Research and development expenses	210	2,375	2,478	380

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

	Ordinary shares										Accumulated other	Non-	Total
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Accumulated deficit	comprehensive income/(loss)	controlling interests	shareholders’ (deficit)/equity
	Shares	Amount RMB’000	Shares	Amount RMB’000	Shares	Amount RMB’000	RMB’000	Shares	Amount RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2018	289,001,405	184	—	—	—	—	13,455	—	—	(425,324)	—	—	(411,685)
Net income	—	—	—	—	—	—	—	—	—	40,518	—	—	40,518
Share-based compensation	19,684,607	—	—	—	—	—	5,111	—	—	—	—	—	5,111
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	—	—	(1,025)	—	—	(1,025)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(19,864)	—	—	(100,196)	—	—	(120,060)
Shareholder’s contribution	—	—	—	—	—	—	1,298	—	—	—	—	—	1,298
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	231	—	231
Balance as of December 31, 2018	308,686,012	184	—	—	—	—	—	—	—	(486,027)	231	—	(485,612)

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

	Ordinary shares										Accumulated
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Accumulated deficit	other comprehensive income/(loss)	Non-controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	RMB’000	Shares	Amount RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Balance as of January 1, 2019	308,686,012	184	—	—	—	—	—	—	—	(486,027)	231	—	(485,612)
Net loss	—	—	—	—	—	—	—	—	—	(25,755)	—	(156)	(25,911)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	—	—	(1,409)	—	—	(25,378)	—	—	(26,787)
Re-designation of ordinary shares into Series B-3 convertible redeemable preferred shares	(17,215,818)	(10)	—	—	—	—	(1,157)	—	—	(28,799)	—	—	(29,966)
Re-designation of ordinary shares into Series B-4 convertible redeemable preferred shares	(11,643,239)	(7)	—	—	—	—	—	—	—	(20,261)	—	—	(20,268)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(28,480,894)	(11)	—	—	—	—	(25,749)	—	—	(284,224)	—	—	(309,984)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(12,545,000)	(9)	—	—	—	—	—	—	—	(36,968)	—	—	(36,977)
Share-based compensation	1,609,789	—	—	—	—	—	64,387	—	—	—	—	—	64,387

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

	Ordinary shares										Accumulated
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Treasury stock		Accumulated deficit	other comprehensive income/(loss)	Non- controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	RMB’000	Shares	Amount RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Share repurchase	(2,561,468)	—	—	—	—	—	—	2,561,468	(2,333)	—	—	—	(2,333)
Re-designation of ordinary shares into Class A and Class B ordinary shares upon initial public offering	(237,849,382)	(147)	141,766,682	81	96,082,700	66	—	—	—	—	—	—	—
Re-designation of Preferred Shares into Class A ordinary shares upon initial public offering	—	—	726,015,520	508	—	—	1,877,739	—	—	—	—	—	1,878,247
Share issuance upon initial public offering, net of issuance costs	—	—	34,500,000	24	—	—	86,214	—	—	—	—	—	86,238
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	—	—	(1,808)	—	—	(1,808)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	—	(449,130)	—	—	(449,130)
Shareholder’s contribution	—	—	—	—	—	—	242	—	—	—	—	—	242
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	6,895	6,895
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(3,285)	—	(3,285)
Balance as of December 31, 2019	—	—	902,282,202	613	96,082,700	66	2,000,267	2,561,468	(2,333)	(1,358,350)	(3,054)	6,739	643,948

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

	Ordinary shares						Additional				Accumulated other	Non-	Total
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		paid-in capital	Treasury stock		Accumulated deficit	comprehensive income/(loss)	controlling interests	shareholders’ (deficit)/equity
	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	Shares	Amount RMB ‘000	RMB’000	Shares	Amount RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000	RMB ‘000
Balance as of January 1, 2020	—	—	902,282,202	613	96,082,700	66	2,000,267	2,561,468	(2,333)	(1,358,350)	(3,054)	6,739	643,948
Net loss	—	—	—	—	—	—	—	—	—	(280,231)	—	889	(279,342)
Share-based compensation	—	—	—	—	—	—	39,277	—	—	—	—	—	39,277
Share repurchase	—	—	(12,996,125)	—	—	—	—	12,996,125	(11,748)	—	—	—	(11,748)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	520	520
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(4,843)	—	(4,843)
Issuance of ordinary shares upon exercise of share-based awards	—	—	12,138,965	8	—	—	—	—	—	—	—	—	8
Cancellation of share-based compensation			(250,447)	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	1,149	—	—	—	—	—	1,149
Balance as of December 31, 2020	—	—	901,174,595	621	96,082,700	66	2,040,693	15,557,593	(14,081)	(1,638,581)	(7,897)	8,148	388,969

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000 (Note 2 e)
Cash flows from operating activities:
Net income/(loss)	40,518	(25,911)	(279,342)	(42,811)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	1,585	4,195	5,549	850
Amortization of intangible assets	18	36	49	8
Share-based compensation expenses	5,111	91,171	39,277	6,019
Non-cash operating lease expense	—	—	15,306	2,346
Allowance for doubtful accounts	2,570	10,004	127,100	19,479
Losses from disposal of property, equipment and software	—	—	103	16
Exchange (gains)/losses	(275)	40	104	16
Goodwill impairment	—	—	1,395	214
Property and equipment impairment	—	—	7,987	1,224
Fair value changes of short-term investments	(3,498)	(1,837)	(474)	(73)
Share of loss from equity method investments	2,794	—	23,502	3,602
Disposal gain on a subsidiary	—	(11,454)	—	—
Rental, interest and payroll expense contributed by a shareholder	1,298	242	—	—
Content cost contributed by a non-controlling shareholder	1,011	—	—	—
Deferred income tax	(252)	(3,085)	3,391	520
Changes in operating assets and liabilities:
Accounts receivable	(121,538)	(365,770)	108,162	16,577
Receivables due from related parties	(8,727)	6,403	4,517	692
Prepayments and other current assets	(6,950)	(34,522)	23,657	3,626
Accounts payable	9,779	119,135	(73,551)	(11,272)
Salary and welfare payables	24,619	14,561	(5,163)	(791)
Taxes payable	7,421	18,428	(16,525)	(2,533)
Deferred revenue	681	3,934	10,688	1,638
Amounts due to related parties	1,181	(1,979)	548	84
Accrued liabilities and other payables	(2,944)	17,472	1,946	296
Operating lease liabilities	—	—	(15,351)	(2,352)
Net cash used in operating activities	(45,598)	(158,937)	(17,125)	(2,625)
Cash flows from investing activities:
Purchase of property and equipment	(16,402)	(4,639)	(2,186)	(335)
Purchase of intangible assets	(273)	(137)	(164)	(25)
Purchase of short-term investments	(544,601)	(817,450)	(613,952)	(94,092)
Proceeds from maturities of short-term investments	504,982	878,376	552,444	84,666
Placement of time deposits	—	—	(135,934)	(20,833)
Withdrawal of time deposits	—	—	135,934	20,833
Cash consideration paid for purchase of subsidiaries, net of cash acquired	—	—	(431)	(66)
Investment in equity method investment	—	(42,417)	—	—
Net cash paid upon disposal of a subsidiary	—	(4,005)	—	—
Cash received from disposal of a equity investee	—	157	—	—
Net cash (used in)/provided by investing activities	(56,294)	9,885	(64,289)	(9,852)

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB’000	RMB’000	RMB’000	US$’000 (Note 2 e)
Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	—	109,045	(21,617)	(3,314)
Proceeds from employee options exercised	—	—	8	1
Proceeds from loans provided by a third party	—	8,266	—	—
Repayments of loans provided by a third party	—	(8,483)	—	—
Repayments of loans provided by a shareholder	(979)	—	—	—
Proceeds from issuance of Series C-1 preferred shares	100,000	—	—	—
Proceeds from issuance of Series D preferred shares, net of issuance cost	—	169,750	—	—
Share repurchase	—	(2,333)	(11,748)	(1,800)
Cash paid to acquire a non-controlling interest	—	(4,803)	—	—
Proceeds from issuance of convertible redeemable preferred shares to non-controlling shareholders	5,695	—	—	—
Capital injection from non-controlling interest shareholders	—	6,895	520	80
Net cash provided by/(used in) financing activities	104,716	278,337	(32,837)	(5,033)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	501	(376)	(2,780)	(426)
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,325	128,909	(117,031)	(17,936)
Cash, cash equivalents and restricted cash at beginning of the year	45,643	48,968	177,877	27,261
Cash, cash equivalents and restricted cash at end of the year	48,968	177,877	60,846	9,325

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(11,944)	(17,538)	(13,570)	(2,080)
Cash paid for interest expense	(92)	(78)	—	—
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by other payable	123	122	111	17
Rental, interest and payroll expense contributed by a shareholder	1,298	242	—	—
Content cost contributed by a non-controlling shareholder	1,011	—	—	—
Accretions of convertible redeemable preferred shares to redemption value	120,060	449,130	—	—
Accretion on redeemable non-controlling interests to redemption value	1,025	1,808	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	26,787	—	—
Re-designation of ordinary shares into Series B-3 convertible redeemable preferred shares	—	41,196	—	—
Re-designation of ordinary shares into Series B-4 convertible redeemable preferred shares	—	35,822	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares	—	309,984	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	36,977	—	—
Re-designation of Preferred Shares into Class A ordinary shares upon initial public offering	—	1,878,247	—	—
Accrued listing expense for the initial public offering	—	22,807	—	—

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Operations and Reorganization

(a) Nature of operations

36Kr Holdings Inc. (“36Kr” or the “Company”), is a holding company and conducts its business mainly through its subsidiaries, a VIE and subsidiaries of the VIE (collectively referred to as the “Group”). The Group is primarily engaging in providing content and business services to new economy participants in the People’s Republic of China (the “PRC”). The Group mainly generates revenues from providing online advertising services, enterprise value-added services and subscription services (collectively referred to as the “36Kr Business”). The Group’s principal operations and geographic markets are substantially located in PRC.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Operations and Reorganization (Continued)

(b) Reorganization (Continued)

Major subsidiaries	Place and year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal activities
36Kr Holding Limited (“36Kr BVI” or “BVI Subsidiary”)	British Virgin Islands, established in 2018	100%	Investment holding
36Kr Holdings (HK) Limited (“36Kr HK” or “HK Subsidiary”)	Hong Kong, established in 2018	100%	Investment holding
Tianjin Duoke Investment Co., Ltd. (“Tianjin Duoke”)	The PRC, established in 2019	100%	Investment holding
Tianjin Dake Information Technology Co., Ltd. (“Tianjin Dake”)	The PRC, established in 2019	100%	Management consulting
Beijing Dake	The PRC, established in 2019	100%	Management consulting

VIE	Place and year of Incorporation	Percentage of Economic Ownership	Principal activities
Beijing Duoke	The PRC, established in 2016	100%	36Kr Business

VIE Major subsidiaries	Place and year of Incorporation	Percentage of Economic Ownership	Principal activities
Tianjin Thirtysix Hearts Technology Co., Ltd.	The PRC, established in 2017	100%	Offline training
Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”)	The PRC, established in 2017	100%	Enterprise value-added services
Zhejiang Pinxin Technology Co., Ltd.	The PRC, established in 2019	100%	Investment holding

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

(vi)                    Tianjin Duoke established another wholly owned subsidiary in the PRC, Beijing Dake, in June 2019;

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

It is possible that the Group’s operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among the VIE, its shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor its contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The Company’s management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31, 2019	December 31, 2020
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	11,870	11,494
Restricted cash	501	—
Short-term investments	40,096	122,277
Accounts receivable, net	538,537	304,845
Amounts due from the Company and its subsidiaries	15,807	16,106
Receivables due from related parties of the Group	4,393	89
Prepayments and other current assets	16,810	14,566
Non-current assets:
Property and equipment, net	15,964	3,937
Intangible assets, net	356	471
Operating lease right-of-use assets, net	—	27,365
Deferred tax assets	3,391	—
Total assets	647,725	501,150
Current liabilities:
Accounts payable	139,336	64,641
Salary and welfare payables	34,578	32,749
Taxes payable	32,441	17,207
Deferred revenue	8,161	18,849
Amounts due to the Company and its subsidiaries	116,097	199,392
Amounts due to related parties of the Group	—	548
Accrued liabilities and other payables	15,302	8,219
Operating lease liabilities	—	15,132
Non-current liabilities:
Operating lease liabilities	—	12,426
Total liabilities	345,915	369,163

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Total revenues	299,093	655,241	386,861
Net income/(loss)	40,518	(5,058)	(170,451)

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Net cash (used in)/provided by operating activities	(45,598)	(133,255)	57,273
Net cash (used in)/provided by investing activities	(56,294)	98,305	(83,561)
Net cash provided by/(used in) financing activities	104,716	(1,614)	25,411
Effect of exchange rate changes on cash, cash equivalents, and restricted cash held in foreign currencies	501	(33)	—

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2018, 2019 and 2020, the net income/(loss) attributable to the non-controlling interests were nil, a loss of RMB 0.16 million and an income of RMB 0.89 million, respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

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

(d) Functional currency and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company is United States dollar (“US$”). The functional currency of the Group’s PRC entities, the VIE and the VIE’s PRC subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

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

The financial statements of the Group’s non PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were an income of RMB 0.23 million, a net loss of RMB 3.29 million and a net loss of RMB 4.84 million for the years ended December 31, 2018, 2019 and 2020, respectively.

(e) Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.5250, representing the noon buying rate in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 during the years ended December 31, 2018, 2019 and 2020.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties.

As of December 31, 2019 and 2020, the fair values of cash and cash equivalents, restricted cash, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value. For the details of the short-term investments, please refer to Note 2 (i).

On a nonrecurring basis, the Group measures the equity method investments at fair value only when the impairment charges were recognized. The fair values of the privately held investments were determined based on the discounted cash flow model using weighted average cost of capital(“WACC”) or based on the similar transaction price in the market directly. There was no impairment loss recognized for the year ended December 31, 2020.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(f) Fair value measurements (Continued)

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2019

Assets

	Level 1	Level 2	Level 3	Balance at fair value
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term investments — Wealth management products	—	86,362	—	86,362

As of December 31, 2020

Assets

	Level 1	Level 2	Level 3	Balance at fair value
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term investments — Wealth management products	—	148,344	—	148,344

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(j) Accounts receivable, net

Accounts receivable are stated at the historical carrying amount net of write-offs and the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and provides allowances when there is doubt as to the collectability of individual balance. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit-worthiness, and current economic trends. Accounts receivable balances are written off after all collection efforts have been exhausted.

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Electronic equipment and computers	3 to 5 years
Office furniture and equipment	3 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment is capitalized as addition to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive income/(loss).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(l) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIE. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Under ASC 350-20-35, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly, which consists of a two-step quantitative impairment test. The first step is comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the two-step quantitative goodwill impairment test to measure the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

On December 31, 2020, the Group has performed goodwill impairment test on the lowest level within the entity at which goodwill is monitored for internal management purposes, and approximately RMB 1.4 million of impairment loss was recognized for the year ended December 31, 2020.

(m) Impairment of long-lived assets

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

(n) Equity method investments

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

The Group continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment loss of equity method investments was recognized for the year ended December 31, 2020.

(o) Revenue recognition

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

I. Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks, mainly in Weibo, Weixin/WeChat, and Toutiao (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third-party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2018, 2019 and 2020.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(o) Revenue recognition (Continued)

I. Online advertising services (Continued)

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

In addition to the marketing services above, the Group provides interactive marketing services through interactive marketing dispensers equipped with large display screen, sensors and speakers. The Group usually uses the machines to provide promotion services to the customer’s new products. Revenue is recognized when these services are rendered and determined based on the number of items dispensed or at a fixed contract price in a period of time. For the years ended December 31, 2018, 2019 and 2020, the revenue derived from such service was not significant.

(ii)       Offline events

The Group organizes diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by the Group to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at offline events and the 36Kr Platforms during the course of events. Due to the COVID-19 constrain, the Group conducted several events through livestreaming in the early 2020.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(o) Revenue recognition (Continued)

(iii)       Consulting

The Group provides customized market research and industry reports to established companies. In addition, the Group also helps the customers to organize and execute business events.

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

(o) Revenue recognition (Continued)

III.           Subscription services

(i)          Institutional investor and enterprise subscription services

The Group offers institutional investor subscription services, a service package to institutional investors and to New Economy companies, which consists of creating their yellow pages on the 36Kr Platform, publishing articles about the customers on the 36Kr Platform, priority access to 36Kr’s offline activities, etc. For enterprise subscribers the Group also offers online courses and one-on-one consulting. The Group offers such subscription benefits for a fixed period subscription fee.

Both the institutional investor and enterprise subscription services involve multiple performance obligations. The Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the best estimate of the standalone selling price is taken into consideration of the pricing of advertisings or enterprise value-added services of the Group with similar characteristics and advertisements or services with similar formats and quoted prices from competitors and other market conditions. For most of such contracts, performance obligations are completed within one year. The revenue has been recognized over the period when such services are delivered or when the services are rendered based on the transaction price allocated to each performance obligation.

(ii)       Individual subscription services

The Group provides paid columns, online courses and offline trainings services to its individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2018, 2019 and 2020 were not significant.

The revenue of paid columns and online courses are derived from providing fee-based online content to individuals on the 36Kr Platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year.

The Group also provides offline training services. The Group is responsible for organizing and delivering the training to the individual subscribers and has primary responsibility and broad discretion to establish price. Therefore, the Group is considered the primary obligor in these transactions and recognize the revenues at a gross basis.

In the following table, the total revenue is disaggregated by the major service lines mentioned above.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(o) Revenue recognition (Continued)

III.      Subscription services (Continued)

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Online advertising services	173,783	283,426	172,811
Enterprise value-added services
Integrated marketing	40,017	250,344	133,599
Offline events	53,711	53,861	26,992
Consulting	6,510	15,264	32,622
Revenue for Enterprise value-added services	100,238	319,469	193,213
Subscription services
Institutional investor subscription services	14,368	20,039	16,036
Enterprise subscription services	—	2,077	361
Individual subscription services	10,704	30,595	4,343
Revenue for Subscription services	25,072	52,711	20,740
Total revenue	299,093	655,606	386,764

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2019 and 2020, there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2018, 2019 and 2020 that was included in the contract liabilities balance at the beginning of the period was RMB 3.55 million, RMB 4.23 million and RMB 8.16 million, respectively.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(p) Cost of revenues

The Group’s cost of revenues consists primarily of (i) personnel-related expenses in relation to the content production and share-based compensation expenses; (ii) advertising content producing costs, such as video production costs; (iii) execution fee of enterprise value-added services mainly including advertising resources procurement cost, site fee and cost of offline event; (iv) impairment of long-lived assets; (v) equipment location rental fee and operating expense.

(q) Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions related to the sales and marketing personnel and share-based compensation expenses; marketing and promotional expenses including promotion activity outsourcing costs; rental expenses and depreciation expenses.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2018, 2019 and 2020, total advertising expenses were RMB 3.76 million, RMB 0.70 million and RMB 6.34 million, respectively.

(r) General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; share-based compensation expenses, provision of allowance for doubtful accounts, costs associated with use by these functions of facilities and equipment, such as depreciation, rental and other general corporate related expenses.

(s) Research and development expenses

Research and development expenses consist primarily of (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group’s PC websites, mobile applications and mobile websites; (ii)  technology expenses related to technology procurement device maintenance and testing; and (iii) rental expense and depreciation of servers.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(t) Operating lease and adoption of ASU 2016-02

On February 25, 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group applied ASU 2016-02 beginning from January 1, 2020 and elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used the modified retrospective method and did not recast the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

As a result of the adoption, the Group recorded an operating lease right-of-use assets and operating lease liabilities of approximately RMB 41.9 million and RMB 42.1 million, respectively, on January 1, 2020, primarily related to the leased office space. The adoption had no material impact on the Group’s consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020 or the opening balance of accumulated deficit as of January 1, 2020.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(u) Share-based compensation

All share-based awards granted to employees, including restricted share units and share options, are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line vesting method for awards that contain only service conditions. For the share options granted with performance conditions, the share-based compensation expenses are recorded using graded vesting method when the performance condition is considered probable. The Group early adopted ASU 2016-09 from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur.

The Group uses the binomial option pricing model to estimate fair value of the share options. The determination of estimated fair value of share-based awards on the grant date using an option pricing model is affected by the fair value of underlying ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of underlying ordinary shares over the expected term of the awards, actual and projected share option exercise behaviors, a risk-free interest rate and any expected dividends. The underlying ordinary shares which do not have quoted market prices before the Company’s initial public offering, were valued based on the income approach with a discount for lack of marketability. Determination of estimated fair value of the underlying ordinary shares requires complex and subjective judgments due to their limited financial and operating history, and unique business risks.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(v) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were approximately RMB 21.79 million, RMB 32.90 million and RMB 21.18 million for the years ended December 31, 2018, 2019 and 2020, respectively.

(w) Taxation

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income/(loss) in the period of change.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2018, 2019 and 2020.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(x) Government grant

Government grant primarily represents subsidies for operating a business and initial public offering expenditures. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2018, 2019 and 2020, government grants amounted to approximately RMB 3.3 million, RMB 0.5 million, and RMB 10.1 million, respectively.

(y) Other income — Others, net

Others, net mainly represent interest income, interest expense, and foreign currency exchange gains or losses.

(z) Comprehensive income

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

(aa) Related parties

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

(ab) Segment reporting

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(ac) Statutory reserves

The Group’s consolidated subsidiaries, the VIE and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

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

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC was RMB 3.64 million, RMB 1.08 million and RMB 0.66 million for the years ended December 31, 2018, 2019 and 2020, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.   Significant Accounting Policies (Continued)

(ad) Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Diluted loss per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the vesting of the restricted share units or the exercise of share options, using the treasury stock method.

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

Financial Instruments-overall: Credit Losses. In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which introduces new guidance for the accounting for credit losses on instruments within its scope. The new FASB model, referred to as the current expected credit losses (“CECL”) model, will apply to: (1) financial asset subject to credit losses and measured at amortized cost and (2) certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investment in leases, as well as reinsurance and trade receivables. This replaces the existing incurred loss model. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 for public companies. Early adoption will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for public companies. The standard is effective for the Group for fiscal years beginning after December 15, 2020. The Group will adopt ASU 2016-13 effective January 1, 2021 on a modified retrospective basis and do not expect any material impact on the balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

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

4.   Concentrations and Risks

(a)  Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2018, 2019 and 2020 and more than 10% of the Group’s accounts receivable, net as of December 31, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
Revenues
Customer A	19%	*	*
Customer B	—	31%	32%

	As of December 31,
	2019	2020
Accounts receivable
Customer A	11%	11%
Customer B	35%	39%

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.   Concentrations and Risks (Continued)

(a)  Concentration of customers and suppliers (Continued)

Suppliers accounting for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2018, 2019 and 2020 and more than 10% of the Group’s accounts payable as of December 31, 2019 and 2020, were as follows:

	For the year ended December 31,
	2018	2019	2020
Costs and expenses
Supplier C	—	27%	22%

	As of December 31,
	2019	2020
Accounts payable
Supplier C	57%	*

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

(d)  PRC regulations

The Group is required to obtain certain licenses to operate the Internet information services including Internet news information license, Internet audio-visual program transmission license, Internet publishing license and value-added telecommunication license. Online culture operating permit and production and operation of radio and television programs license may also be required by the relevant authorities due to the uncertainties of the interpretation of the related laws and regulations. Without these licenses, the PRC government may order the Group to cease its services, which may cause disruption to the Group’s business operations. As of the date of the report, the Group has obtained the value-added telecommunication license, online culture operating license and production and operation of radio and television programs license by the relevant authorities and is in the process of applying for other licenses and permits for the certain operations of the businesses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31, 2019	December 31, 2020
	RMB’000	RMB’000

Accounts receivable	549,950	429,049
Less: allowance for doubtful accounts	(11,413)	(124,204)
Accounts receivable, net	538,537	304,845

Accounts receivable are non-interest bearing and are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	—	(2,070)	(11,413)
Additions	(2,070)	(9,504)	(125,563)
Write-offs	—	161	12,772
Balance at end of the year	(2,070)	(11,413)	(124,204)

6.     Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31, 2019	December 31, 2020
	RMB’000	RMB’000

Prepayments of copyright	25,000	7,862
Deposits	6,245	5,108
Prepayments of equipment location rental fee	3,216	54
Prepayments of office rent and utility fee	2,672	562
Prepayments of IT services	1,957	1,205
Prepayments of procurement cost	1,121	612
Others	1,641	916
Total	41,852	16,319

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     Property and Equipment, net

Property and equipment, net consists of the following:

	December 31, 2019	December 31, 2020
	RMB’000	RMB’000

Electronic equipment and computers	16,274	16,502
Office furniture and equipment	2,130	2,398
Leasehold improvement	4,191	4,645
Total	22,595	23,545
Less: accumulated depreciation	(6,631)	(11,617)
Less: impairment	—	(7,987)
Property and equipment, net	15,964	3,941

Depreciation expenses were RMB 1.59 million, RMB 4.20 million and RMB 5.55 million for the years ended December 31, 2018, 2019 and 2020, respectively. As the Group’s interactive marketing services through interactive marketing dispensers were adversely affected by COVID-19, the Group performed impairment assessment over these interactive marketing dispensers, and approximately RMB8.0 million impairment of long-lived assets was recognized for the year ended December 31, 2020.

8.     Equity Method Investments

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

Upon the completion of the aforementioned transactions, 36Kr Global Holding became the Group’s investment holding company owning the overseas businesses of the Group.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Equity Method Investments (Continued)

In late September 2019, the Group entered into an investment agreement (the “Investment Agreement”) with one of the Series D preferred shares investors of the Company, Lotus Walk Inc. (“Lotus”, 100% owned by Bytedance Ltd.). Pursuant to the Investment Agreement, the Group transferred 51% of the equity interest in 36Kr Global Holding to Lotus in exchange for the resources and technologies provided by Lotus to 36Kr Global Holding for the development of its overseas business, the Group agreed to invest US$ 6 million in cash as well. The fair value of the resources and technologies that Lotus provided to 36Kr Global Holding on the disposal date was approximately US$ 6.27 million determined by the Company with the assistance from an independent valuation firm. As a result, 36Kr Global Holding ceased to be a subsidiary of the Group and the remaining 49% equity interest in 36Kr Global Holding was accounted for as an investment using equity method, and the Group began recording its share of the operating results to the consolidated statements of comprehensive income/(loss) on a one quarter in arrears basis. The Group recognized a gain of approximately RMB 11.5 million arising from the deconsolidation of 36Kr Global Holding.

The share of loss from the equity method investment in 36Kr Global Holding recorded in the consolidated statements of comprehensive income/(loss) were nil and RMB23.5 million for the years ended December 31, 2019 and 2020, respectively.

9.     Taxes Payable

The following is a summary of taxes payable as of December 31, 2019 and 2020:

	December 31,	December 31,
	2019	2020
	RMB’000	RMB’000

VAT payable	18,127	16,818
Enterprise income taxes payable	13,458	232
Withholding individual income taxes for employees	2,628	1,466
Construction fee for cultural undertaking payable	911	—
Others	217	308
Total	35,341	18,824

10.           Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	RMB’000	RMB’000

Accrued professional fees	27,788	10,459
Accrued office rental expense	2,337	340
Accrued employee welfare expense, meal and travel expense	714	411
Guarantee deposits	410	330
Withholding employees’ social insurance and housing fund	843	1,082
Others	1,216	938
Total	33,308	13,560

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases

The Group has office space under non-cancelable operating lease agreement.

A summary of supplemental information related to operating leases as of December 31, 2020 is as follows:

December 31,
2020
RMB’000
Operating lease right-of-use assets, net	27,365
Operating lease liabilities-current	(15,132)
Operating lease liabilities-non-current	(12,426)
Total operating lease liabilities	(27,558)
Weighted average remaining lease term	2.02 years
Weighted average discount rate	4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) and supplemental cash flow information related to operating leases is as follows:

December 31,
2020
RMB’000
Operating lease cost	15,306
Short-term lease cost	675
Total *	15,981
Cash paid for operating leases	(15,634)

* The lease expenses based on ASC 840 were RMB 10.25 million and RMB 16.21 million for the years ended December 31, 2018 and 2019, respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2020 is as follows:

December 31,
2020
RMB’000
2021	14,801
2022	13,575
2023	508
2024 and thereafter	260
Total lease payment	29,144
Less: interest	1,586
Present value of operating lease liabilities	27,558

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases (Continued)

As of December 31, 2019, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

December 31,
2019
RMB’000
2020	15,584
2021	14,801
2022	13,575
2023	508
2024	260
Total future lease payment	44,728

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

There were 841,275,820 and 96,082,700 Class A and Class B ordinary shares issued and outstanding, respectively, as of December 31, 2019. There were 884,846,745 and 96,082,700 Class A and Class B ordinary shares issued, respectively, as of December 31, 2020, and 864,893,195 Class A (excluding 6,957,425 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of awards granted under the 2019 Incentive Plan) and 96,082,700 Class B ordinary shares outstanding, respectively, as of December 31, 2020. In addition, the outstanding ordinary shares also included 61,006,382 and 36,281,400 share options under the 2019 incentive plan as of December 31, 2019 and 2020, which were deemed as ordinary shares from accounting’s perspective as they were granted on September 7, 2019 to replace vested restricted share units of the same amount under the 2014 and 2016 incentive plan, and those vested restricted share units had been deemed as ordinary shares previously. The details are set forth in Note 16 Share-based Compensation.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share repurchase program

In October 2019, the Group repurchased 2,561,468 ordinary shares from certain employees with total consideration of approximately RMB 2.3 million which did not exceed the fair value of the vested restricted shares at repurchase date.

On May 6, 2020, the Group announced its share repurchase program under which the Group may repurchase up to a total of 1,000,000 of its ADSs, each representing 25 Class A Ordinary Shares.

For the year ended December 31, 2020, the Group repurchased 519,845 ADSs or 12,996,125 ordinary shares for total consideration amounted to US$1.7 million (RMB11.7 million) on the open market, at a weighted average price of US$3.3 per ADS.

The Group accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of shareholders’ equity.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares (Continued)

d.                            To compensate the preferred shareholders for the dilution of their interests due to the adoption of the 2016 Incentive Plan set forth in Note 16, (i) in August 2019, immediately before the Reorganization, 15,553,793 ordinary shares and 12,927,101 vested restricted share units were re-designated to Series A-1, A-2, B-1, B-2 and B-3 preferred shares, which were then transferred to the existing holders of Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration. (ii) 67,311,809 Series A-1, A-2, B-1, B-2 and B-3 preferred shares in total were issued to the existing holders of Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration.

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

14. Convertible Redeemable Preferred Shares (Continued)

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

Collectively, all the Series A-1, A-2, B-1, B-2, B-3, B-4, C-1, C-2 and D convertible redeemable preferred shares are referred to as the “Preferred Shares”.

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

14. Convertible Redeemable Preferred Shares (Continued)

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

No dividends on preferred and ordinary shares have been declared since the issue date through December 31, 2018, 2019 and 2020.

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

14. Convertible Redeemable Preferred Shares (Continued)

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

14. Convertible Redeemable Preferred Shares (Continued)

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares (Continued)

The Group’s Preferred Shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized as below:

	Balance as of January 1, 2018	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Balance as of December 31, 2018
Series A-1 Preferred Shares
Number of shares	62,273,127	—	—	62,273,127
Amount (RMB’000)	681	—	—	681
Series A-2 Preferred Shares
Number of shares	81,008,717	—	—	81,008,717
Amount (RMB’000)	12,169	—	1,331	13,500
Series B-1 Preferred Shares
Number of shares	200,241,529	—	—	200,241,529
Amount (RMB’000)	296,857	—	91,288	388,145
Series B-2 Preferred Shares
Number of shares	11,674,379	—	—	11,674,379
Amount (RMB’000)	45,000	—	—	45,000
Series B-3 Preferred Shares
Number of shares	19,361,727	—	—	19,361,727
Amount (RMB’000)	45,000	—	3,016	48,016
Series B-4 Preferred Shares
Number of shares	9,338,761	—	—	9,338,761
Amount (RMB’000)	36,000	—	—	36,000
Series C-1 Preferred Shares
Number of shares	99,449,000	65,427,000	—	164,876,000
Amount (RMB’000)	152,834	100,000	24,425	277,259
Total number of Preferred Shares	483,347,240	65,427,000	—	548,774,240
Total amount of Preferred Shares (RMB’000)	588,541	100,000	120,060	808,601

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares (Continued)

	Balance as of January 1, 2019	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Re-designation of Series A-1 into Series B-3 preferred shares	Re-designation of ordinary shares into Series B-3 preferred shares	Re-designation of ordinary shares into Series B-4 preferred shares	Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares	Re-designation of ordinary shares into Series C-2 preferred shares	Conversion and re-designation of Preferred Shares	Balance as of December 31, 2019 and 2020
Series A-1 Preferred Shares
Number of shares	62,273,127	—	—	(10,027,455)	—	—	13,061,328	—	(65,307,000)	—
Amount (RMB’000)	681	—	—	(110)	—	—	41,233	—	(41,804)	—
Series A-2 Preferred Shares
Number of shares	81,008,717	—	—	—	—	—	20,252,283	—	(101,261,000)	—
Amount (RMB’000)	13,500	—	—	—	—	—	63,994	—	(77,494)	—
Series B-1 Preferred Shares
Number of shares	200,241,529	—	—	—	—	—	50,060,471	—	(250,302,000)	—
Amount (RMB’000)	388,145	—	363,100	—	—	—	163,340	—	(914,585)	—
Series B-2 Preferred Shares
Number of shares	11,674,379	—	—	—	—	—	2,918,621	—	(14,593,000)	—
Amount (RMB’000)	45,000	—	(1,722)	—	—	—	10,044	—	(53,322)	—
Series B-3 Preferred Shares
Number of shares	19,361,727	—	—	10,027,455	17,215,818	—	9,500,000	—	(56,105,000)	—
Amount (RMB’000)	48,016	—	57,521	26,897	41,196	—	31,373	—	(205,003)	—
Series B-4 Preferred Shares
Number of shares	9,338,761	—	—	—	—	11,643,239	—	—	(20,982,000)	—
Amount (RMB’000)	36,000	—	4,845	—	—	35,822	—	—	(76,667)	—
Series C-1 Preferred Shares
Number of shares	164,876,000	—	—	—	—	—	—	—	(164,876,000)	—
Amount (RMB’000)	277,259	—	23,534	—	—	—	—	—	(300,793)	—
Series C-2 Preferred Shares
Number of shares	—	—	—	—	—	—	—	12,545,000	(12,545,000)	—
Amount (RMB’000)	—	—	—	—	—	—	—	36,977	(36,977)	—
Series D Preferred Shares
Number of shares	—	39,999,999	—	—	—	—	—	—	(39,999,999)	—
Amount (RMB’000)	—	169,750	1,852	—	—	—	—	—	(171,602)	—
Total number of Preferred Shares	548,774,240	39,999,999	—	—	17,215,818	11,643,239	95,792,703	12,545,000	(725,970,999)	—
Total amount of Preferred Shares (RMB’000)	808,601	169,750	449,130	26,787	41,196	35,822	309,984	36,977	(1,878,247)	—

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.                               Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, a two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective from 2020 through 2022, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.                               Income Taxes (Continued)

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000

Current income tax expense	15,079	22,978	373
Deferred taxation	(252)	(3,085)	3,391
Total	14,827	19,893	3,764

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as below:

	For the year ended December 31,
	2018	2019	2020
	%	%	%
Statutory EIT rate	25.00	25.00	25.00
Effect of non-deductible expenses (1)	3.28	(386.74)	(5.78)
Tax incentives for research and development expense (2)	(7.35)	111.56	2.08
Tax incentives for wages of disabled staff	(0.36)	9.89	0.02
Preferential tax rate	—	—	1.15
Change in valuation allowance	5.82	(154.03)	(23.19)
Non-taxable item (3)	—	47.58	—
Tax rate difference from statutory rate in other jurisdictions	0.40	7.45	(0.72)
Others	—	8.72	0.07
Effective income tax rate	26.79	(330.57)	(1.37)

(1)              It is mainly comprised of share-based compensation expenses which are permanent differences.

(2)              According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2018, 2019 and 2020.

(3)              It is due to the disposal gain arising from the disposal of 36Kr Global Holding.

Composition of deferred tax assets

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets consist of the following components:

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.                               Income Taxes (Continued)

	December 31, 2019	December 31, 2020
	RMB’000	RMB’000
Deferred tax assets — non-current:
—Net operating tax losses carry forwards	9,440	30,536
—Allowances of doubtful accounts	3,144	18,906
—Property and equipment impairment	—	1,997
—Others	584	299
Total deferred tax assets	13,168	51,738
Deferred tax liabilities — non-current:
—Change in fair value of short-term investments	(147)	—
Total deferred tax liabilities	(147)	—
Subtotal	13,021	—
Less: valuation allowance	(9,630)	(51,738)
Total deferred tax assets, net	3,391	—

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, retained earnings, existence of taxable temporary differences and reversal periods.

As of December 31, 2020, the Group has incurred accumulated tax losses of RMB 143 million, increased from RMB 39 million as of December 31, 2019. Of these net tax losses carryforwards, RMB 11 million, RMB 28 million and RMB 104 million will expire in 2023, 2024 and 2025, respectively, if not utilized.  The Group believes that it is more likely that these net accumulated tax losses will not be utilized in the future. Therefore, the Group has provided full valuation allowance for the deferred tax assets amounted to RMB 52 million which arose from such net accumulated tax losses as of December 31, 2020.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.                               Share-based Compensation

2019 Incentive Plan

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000. 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 incentive plan adopted by the Group before the Reorganization set forth in Note 1 (b) were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 incentive plan received corresponding grants of options with similar terms except for the exercise price of US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of 2014 and 2016 incentive plan accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (u) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company granted 129,590,471 and 5,125,000 share options for the years ended December 31, 2019 and 2020, respectively, to certain directors and senior management.

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

The Company uses binomial option pricing model to determine the fair value of share options with the assistance of an independent third party valuation firm. The estimated fair value of each share option granted is estimated with the following assumptions:

Grant date	September 7, 2019	December 19, 2020
Expected volatility	50.22%	50.22%
Expected dividend yield	—	—
Contractual term (in year)	10	10
Risk-free interest rate	1.66%	1.66%

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.                               Share-based Compensation (Continued)

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2019 and 2020:

	Number of shares	Weighted average exercise price US$ per share	Aggregate intrinsic value US$	Weighted average remaining contractual years
Outstanding at December 31, 2018	—	—	—	—
Granted during the year	129,590,471	0.0001
Exercised during the year	—	—
Forfeited during the year	(3,187,546)	0.0001
Outstanding at December 31, 2019	126,402,925	0.0001	37,352,064	9.68
Granted during the year	5,125,000	0.0001
Exercised during the year	(36,613,500)	0.0001
Forfeited / Cancelled during the year	(6,674,341)	0.0001
Outstanding at December 31, 2020	88,240,084	0.0001	9,847,593	8.77
Exercisable at December 31, 2020	69,926,029	0.0001	7,796,752	8.68

The weighted average grant date fair value of share options granted for the years ended December 31, 2019 and 2020 were RMB 3.81 (US$ 0.55) and RMB 0.78 (US$ 0.12), respectively. For the years ended December 31, 2019 and 2020, total share-based compensation expenses recognized for share options granted were RMB 61.25 million and RMB 39.28 million, respectively. Nil and 36,613,500 share options granted were exercised for the years ended December 31, 2019 and 2020, respectively.

As mentioned above, certain vested restricted share units under 2014 and 2016 incentive plan have been replaced by the same amount of share options (“Replacement Share Options”) granted on September 7, 2019 under the 2019 Incentive Plan, which were vested immediately upon the grant. Before the modification, those vested restricted share units were deemed as ordinary shares from the accounting’s perspective. As a result, the corresponding Replacement Share Options were continuously deemed as ordinary shares in the consolidated statements of changes in shareholders’ (deficit)/equity, as they had no vesting conditions or contingencies upon the grant and were issuable for little to no consideration. Options subsequently granted under the 2019 Incentive Plan, regardless vested or not, were viewed as options until they are exercised. Among the 36,613,500 share options legally exercised in 2020, there were 24,474,535 Replacement Share Options included.

As of December 31, 2020, the unrecognized share-based compensation expense related to unvested share options granted was RMB 31.56 million. Total unrecognized share-based compensation expenses are expected to be recognized over a weighted average period of 2.64 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 12,081,944 as of December 31, 2020.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.                               Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share for the years ended December 31, 2018, 2019 and 2020 have been calculated in accordance with ASC 260 as follows:

	For the years ended December 31,
	2018	2019	2020

Net loss per ordinary share - basic:
Numerator (RMB’000):
Net income/(loss) attributable to 36Kr Holdings Inc.	40,518	(25,911)	(279,342)
Accretion on redeemable non-controlling interests to redemption value	(1,025)	(1,808)	—
Accretion of convertible redeemable preferred shares to redemption value	(120,060)	(449,130)	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	(26,787)	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	—	(309,984)	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	—	(36,977)	—
Net loss/(income) attributable to non-controlling interests	—	156	(889)
Net loss attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(80,567)	(850,441)	(280,231)
Denominator:
Weighted average number of ordinary shares outstanding	292,731,461	368,159,249	1,019,316,944
Denominator used in computing net loss per share - basic	292,731,461	368,159,249	1,019,316,944
Net loss per ordinary share: - basic (RMB)	(0.275)	(2.310)	(0.275)

Net loss per ordinary share - diluted:
Numerator (RMB’000):
Net loss attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(80,567)	(850,441)	(280,231)
Net loss attributable to ordinary shareholders - diluted	(80,567)	(850,441)	(280,231)
Denominator:
Denominator used in computing net loss per share - basic	292,731,461	368,159,249	1,019,316,944
Denominator used in computing net loss per share - diluted	292,731,461	368,159,249	1,019,316,944
Net loss per ordinary share — diluted (RMB)	(0.275)	(2.310)	(0.275)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260 due to the anti-dilutive effect. The effects of all outstanding restricted share units and share options granted have also been excluded from the computation of diluted loss per share for the year ended December 31, 2019 as their effects would be anti-dilutive.

For the years ended December 31, 2020, there is no anti-dilutive effects that should be excluded from the computation of diluted loss per share.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.                               Basic and Diluted Net Loss Per Share (Continued)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	For the years ended December 31,
	2018	2019	2020
Preferred Shares	544,794,837	518,830,264	—
Share-based awards	49,964,670	30,484,784	—
Total	594,759,507	549,315,048	—

18.                               Commitments and Contingencies

(a)                                 Commitments

Operating lease commitments

The Group leases offices and fulfillment infrastructures under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 11.

Capital and other commitments

The Group did not have material capital and other commitments as of December 31, 2020.

(b)                                 Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2020, the Group is not a party to any legal or administrative proceedings, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.                               Related Party Transactions

In 2018, the Group purchased electronic equipment, software use rights and advertising services amounted to approximately RMB 2.8 million from Jiangsu Jingzhun Digital Information Industry Development Co., Ltd. (“Jiangsu Jingzhun”, previously known as “Beijing Venture Glory Information Technology Co., Ltd.”), whose chairman of board of directors is a co-founder of the Group. In 2020, the Group purchased information and data services from Jiangsu Jingzhun amounted to approximately RMB 3.0 million. As of December 31, 2019 and 2020, the amount due to Jiangsu Jingzhun were nil and nil, respectively.

In 2018, 2019 and 2020, the Group earned revenue for providing advertising and enterprise value-added services to Jiangsu Jingzhun amounted to approximately RMB 1.0 million, RMB 5.0 million and RMB 0.8 million, respectively. As of December 31, 2019 and 2020, the amount due from Jiangsu Jingzhun were RMB 2.0 million and RMB 58 thousand, respectively.

As of December 31, 2019, there was approximately RMB 1.7 million receivable due from 36Kr Global Holding mainly due to the salary and other expenses the Group paid on behalf of 36Kr Global Holding. In 2020, the Group purchased advertising and information services from 36Kr Global and paid salary and other expenses on behalf of 36Kr Global Holding, which amounted to approximately RMB 1.4 million and RMB 1.5 million, respectively. As of December 31, 2020, the amount due to 36Kr Global Holding was approximately RMB 0.5 million.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.                               Restricted Net Assets

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (ac) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 250.23 (US$ 35.94 million) million and RMB 186.06 million (US$ 28.52 million) as of December 31, 2019 and 2020, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2019 and 2020, while it was not applicable for the Company to disclose its condensed financial information for the year ended December 31, 2018 because the Company was incorporated in December 2018, and except for investment in subsidiaries, no other material transactions have been conducted by the Company since its inception.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.                               COVID -19

The outbreak of a novel strain of the coronavirus, specifically identified as “COVID-19”, has spread globally. COVID-19 is a virus causing potentially deadly respiratory tract infections and has impacted the global economy. In March 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak led to certain impact to the operation of the Group’s business especially the delay or cancellation of offline events and offline training as well as the curtailment of advertising expenditures by certain customers, which adversely affected the financial results of the Group, including but not limited to negative impact to the Company’s total revenues and slower collection of receivables, additional allowance for doubtful accounts and impairment to the Company’s long-term assets. The business and financial position of certain of the Group’s customers were also affected.

Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. However, the Group will pay close attention to the development of the COVID-19 pandemic and continue to evaluate the nature and extent of the impact to the Group’s financial condition.

22.                               Subsequent Event

Investment in Beijing Sharetimes Technology Co., Ltd. (“Sharetimes”)

On March 18, 2021, the Group entered into an investment agreement with Sharetimes, which primarily engages in operating of virtual intellectual property license of a series of cartoons and movie stars. Pursuant to this agreement, the Group subscribed 420,876 newly issued shares with total consideration of RMB 30.0 million, which was paid on March 19, 2021. After the subscription, the Group owned 1.64% equity interests of Sharetimes. The Group has no significant influence over Sharetimes.

Change in key management

On March 31, 2021, the Group announced that Ms. Jihong Liang decided to resign from her roles as the Group’s chief financial officer, director and member of the compensation committee, effective immediately, for personal reasons. The Group appointed Mr. Xiang Li as acting chief financial officer, effective April 1, 2021 while the Board proactively searches for a replacement. Mr. Li joined 36Kr in 2016. He served as a financial director before this appointment and involved in the Company’s financial reporting and financing activities. The Group’s Board also appointed Mr. Hao Lan as a director, effective April 1, 2021.

23.                               Condensed Financial Information of the Company

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.                               Condensed Financial Information of the Company (Continued)

The Company did not have significant capital and other commitments or guarantees as of December 31, 2020.

Condensed Balance Sheet

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000
			(Note 2 e)
Current assets:
Cash and cash equivalents	159,038	48,510	7,435
Receivables due from related parties	28	29	4
Prepayments and other current assets	109	181	27
Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	511,340	351,816	53,917
Total assets	670,515	400,536	61,383
Current liabilities:
Amount due to inter-company entities	15,761	14,762	2,261
Accrued liabilities and other payables	17,545	4,953	759
Total liabilities	33,306	19,715	3,020
Commitments and Contingencies (Note 18)

Shareholders’ equity :
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 841,275,820 shares issued and outstanding as of December 31, 2019; 4,903,917,300 shares authorized, 884,846,745 shares issued and 871,850,620 shares outstanding as of December 31, 2020)	613	621	95
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	66	66	10
Additional paid-in capital	2,000,267	2,040,693	312,750
Treasury stock (US$ 0.0001 par value; 2,561,468 shares and 15,557,593 shares as of December 31, 2019 and 2020, respectively)	(2,333)	(14,081)	(2,158)
Accumulated deficit	(1,358,350)	(1,638,581)	(251,124)
Accumulated other comprehensive loss	(3,054)	(7,897)	(1,210)
Total 36Kr Holdings Inc.’s shareholders’ equity	637,209	380,821	58,363
Total liabilities and shareholders’ equity	670,515	400,536	61,383

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.                               Condensed Financial Information of the Company (Continued)

Condensed Statement of Operations and Comprehensive Loss

	For the year ended December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
			(Note 2 e)
Operating expenses:
Sales and marketing expenses	—	(55)	(8)
General and administrative expenses	(2,435)	(9,439)	(1,447)
Total operating expenses	(2,435)	(9,494)	(1,455)
Loss from operations	(2,435)	(9,494)	(1,455)
Other income/(expenses):
Share of loss from subsidiaries, VIE and subsidiaries of VIE	(23,797)	(272,297)	(41,732)
Interest income	484	983	151
Interest expense	(73)	(14)	(2)
Others, net	66	591	91
Loss before income tax	(25,755)	(280,231)	(42,947)
Income tax expense	—	—	—
Net loss	(25,755)	(280,231)	(42,947)
Accretion on redeemable non-controlling interests to redemption value	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(36,977)	—	—
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(850,441)	(280,231)	(42,947)

Condensed Statement of Cash Flows

	For the year ended December 31,
	2019	2020	2020
	RMB’000	RMB’000	US$’000
			(Note 2 e)
Net cash used in operating activities	(1,604)	(3,298)	(505)
Net cash used in investing activities	(123,599)	(77,536)	(11,883)
Net cash provided by/(used in) financing activities	284,489	(27,360)	(4,193)
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	(248)	(2,334)	(358)
Net increase/(decrease) in cash and cash equivalents	159,038	(110,528)	(16,939)
Cash and cash equivalents at beginning of the year	—	159,038	24,374
Cash and cash equivalents at end of the year	159,038	48,510	7,435