Form 20-F
period 2021-12-31
36Kr Holdings Inc.
filed 2022-04-25
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Ms. Lin Wei, Chief Financial Officer

Tel: +86 10 5825-4188

E-mail: weilin@36kr.com

5-6/F, Tower A1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, People’s Republic of China, 100026

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

989,789,295 ordinary shares, comprised of 893,706,595 Class A ordinary shares, par value US$0.0001 per share, and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

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

Indicate by check mark whether the registrant has filed a report or attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐                   No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“ADSs” refers to the American depositary shares, each representing 25 of our Class A ordinary shares;
●	“average monthly PV” during a period is calculated as the total PV during that period across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet, divided by the number of months in that period;
●	“Beijing Duoke”, “variable interest entity” or “VIE” refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December 2016;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“JingData” refers to Jiangsu JingZhun Digital Information Industry Development Co. Ltd; that used to named Beijing Venture Glory Information Technology Co., Ltd;
●	“KOL” refers to key opinion leader;
●	“New Economy” refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models;
●	“New Economy companies” refers to companies driven by cutting-edge technology and innovative business models;
●	“New Economy participants” refers to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy;
●	“ordinary shares” as of the date hereof refers to our Class A ordinary shares of par value US$0.0001 per share and Class B ordinary shares of par value US$0.0001 per share;
●	“PV” refers to page view;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“36Kr”, “we,” “us,” “our company,” and “our,” refer, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing our consolidated financial statements, business operations and operating data, its VIE (or, where the context requires, its predecessors).

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 15, 2022, the noon buying rate for Renminbi was RMB 6.3705 to US$1.00.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	status of COVID-19 pandemic;
●	general economic and business condition in China; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

36Kr Holdings Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entity, or the VIE. However, we and our direct and indirect subsidiaries do not have and it is virtually impossible for them to have, any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIE to operate a significant portion of our business. This structure allows us to exercise effective control over the VIE and be considered the primary beneficiary of the VIE, which serves the purpose of consolidating the VIE’s operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. The VIE is owned by certain nominee shareholders, not by us. All of these nominee shareholders are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may not directly hold equity interests in the VIE under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “36Kr” refers to 36Kr Holdings Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE, “Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., “Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd., and “Beijing Duoke” refers to Beijing Duoke Information Technology Co. Ltd. We refer to Tianjin Duoke and Beijing Dake as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Duoke as the VIE in the context of describing its activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIE accounted for 100%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2019, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 69%, 84% and 83% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our Company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conducts a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.
●	We are subject to risks associated with operating in the rapidly evolving New Economy sectors.
●	The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business.
●	If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected.
●	We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit.
●	Our business could suffer if we are unable to retain or hire quality in-house writers and editors.
●	Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations.
●	Our business, prospects and financial results may be affected by our relationship with third-party platforms.
●	If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.
●	If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.
●	We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

Risks Related to Doing Business in China

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.
●	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.
●	Certain judgments obtained against us by our shareholders may not be enforceable in China.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements. The inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

Risks Related to the ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.
●	Techniques employed by short sellers may drive down the market price of the ADSs.

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

We commenced our operations as a stand-alone company when we were incorporated by Beijing Xieli Zhucheng Finance Information Service Co., Ltd., or Xieli Zhucheng, in December 2016. Since then we have achieved rapid growth in terms of user traffic, customer base and revenues. However, our limited operating history as a stand-alone company may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

●	enrich New Economy-focused content offerings;
●	maintain, strengthen and diversify content distribution channels;
●	retain existing users on, and attract new users to, our platforms;
●	offer comprehensive business services tailored to enterprises’ needs throughout their lifecycles;
●	attract, retain and motivate talented in-house content creation teams;
●	maintain stable relationships with third-party professional content providers;
●	develop and implement successful monetization strategies;
●	increase brand awareness through marketing and branding activities;
●	upgrade existing technology and infrastructure and develop new technologies;
●	successfully compete with other companies that are currently in, or may in the future enter, our industry; and
●	adapt to the evolving regulatory environment.

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

Third-party professional content constitutes a meaningful part of our content offerings, and we intend to continue to attract and explore new partnership with third-party professional content providers. If we fail to maintain our relationship with them, or they fail to provide content of satisfactory quality upon terms commercially acceptable to us, we may lose a significant portion of high-quality content offerings, and as a result our brand and operations could be materially harmed.

Our business, prospects and financial results may be affected by our relationship with third-party platforms.

We distribute certain of our content through our accounts on leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu and Xinhuanet. These third-party platforms enable us to effectively extend our user reach and enhance our influence. In the twelve-month period ended December 31, 2021, we achieved an average monthly PV of 850.7 million, of which 821.7 million was derived from these third-party platforms. To the extent that we fail to leverage such third-party channels, our ability to attract or retain users may be harmed. If our relationship with these third-party platforms deteriorates or is terminated or we fail to establish or maintain relationships with them on commercially viable terms, we may not be able to quickly locate alternative channels. As a result, the aforementioned circumstances may limit our ability to continue growing our user base and have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we operate discussion forums, blogs, comment sections and user surveys for our users to interact on our platform, such as expressing opinions, posting comments and discussing with each other, and thereby generating our user interactive content. We have implemented an efficient and thorough content screening and monitoring mechanism which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively.

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

We generate a majority of our revenues from online advertising services. Revenues generated from online advertising services accounted for 43.2%, 44.7%, and 67.8% of our total revenues in 2019, 2020 and 2021, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase the pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities. In addition, any inability of our customers to pay us in a timely manner and any failure in managing such credit risk may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

COVID-19 outbreaks may adversely affect our business.

COVID-19 outbreak has resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and other countries around the world. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn, and our business, financial condition or results of operations could be adversely affected. While there has been intensifying efforts to contain the spread of COVID-19 by the governments of the countries and territories affected, the extent to which COVID-19 impacts our results is highly uncertain. As of the date of this annual report, we have experienced and do expect certain adverse impacts from the spread of COVID-19, such as delays or cancelations of our offline events and training, as well as the curtailment of advertising expenditures by certain customers, which adversely affected our financial results, including but not limited to decreased revenues and slower collection of receivables, additional allowance for credit losses and impairment to our long-term assets. As the epidemic has its shadows over society as a whole, some of our clients are seriously suffering and delayed or cancelled their budget. Meanwhile, since we serve clients from a wide spectrum of industries, the operational risk from reduced demand is partially diversified and offset. In addition, we are also able to partner with those clients that are less impacted or experience booming demand due to the containment measures, including clients in e-commerce, online entertainment, online retail, telecommuting, and enterprise services industries. As COVID-19 situation is evolving and business visibility is still limited, we are closely monitoring the epidemic development and evaluating its impact on our business. However, any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge concerning the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

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

In addition, the PRC regulatory authorities have recently taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulation on Cybersecurity and Censorship” for details on regulations over data protection and privacy in the PRC.

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

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

The content provided on our platform, including New Economy-focused industry reports, market updates, flash updates, columns and interviews, may be deemed to be news information content. Pursuant to the Provisions for the Administration of Internet News Information Services issued by the national CAC on May 2, 2017 that became effective on June 1, 2017, an Internet news information license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including forwarding Internet news information and offering of platforms for the dissemination of Internet news information. As such, we may be required to obtain an Internet news information license from CAC for our business. In practice, competent Internet news information services providers that are not state-owned, such as our company, may need to introduce a state-owned shareholder in order to facilitate the application and approval process for the Internet news information license. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Internet News Services.”

In addition, according to the Provisions for the Administration of Internet News Information Services, those that apply for a license for Internet news information collecting, editing and publishing services shall be news agencies (including the entities held thereby) or the entities under the charge of news publicity authorities. Internet news information services providers shall separate their news collection and editing services from other operational businesses and non-state-owned capitals shall not engage in services of collecting and editing Internet news information. We are not a news agency or a state-owned entity engaging in services of collecting and editing Internet news information. As such, we may not be permitted to collect and edit Internet news information. As a result, the CAC or its applicable office at the provincial level may, at its sole discretion, order us to cease relevant operations, and impose a fine of more than RMB10,000 and less than RMB30,000; where a crime is constituted, it shall be subject to criminal liabilities.

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

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company—4.B. Business Overview—RegulationRegulations on Internet Audio-visual Program Services.”

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

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect on March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under these rules, providers of online publications are required to hold the Internet publishing license. However, uncertainty remains regarding the interpretation of relevant concepts, including “online publications” under the current PRC laws and regulations. Although we have not been required by the General Administration of Press and Publication or other relevant authorities to obtain the Internet publishing license as of the date of this annual report, we may face further scrutiny by such authorities, and they may require us to apply for such license or subject us to penalties. In addition, cooperation between Internet publishing services providers and wholly foreign-owned enterprises, Sino-foreign equity joint ventures, or Sino-foreign cooperative enterprises within China or overseas organizations or individuals engaging in Internet publishing business shall be subject to examination and approval by the General Administration of Press and Publication in advance. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Publishing.”

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

The New Economy-focused business services market is highly competitive. Our online advertising services face competition from other content-based online advertising services providers as well as technology channels of major Internet information portals, such as Sina and Tencent News. For our enterprise value-added services, we face competition from other New Economy-focused enterprise value-added services providers as well as traditional marketing, consulting and public relation companies. We also compete with paid content services providers and online/offline training agencies with respect to our subscription services. We also face competition from traditional advertising media. If we cannot effectively compete with these platforms and distribution channels for marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected.

Our competition is primarily centered on increasing user traffic, user engagement and brand recognition, as well as customer acquisition and retention, among other factors. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and customers. Our competitors may compete with us in a variety of ways, including by offering popular content, introducing new business services, conducting more aggressive brand promotions and other marketing activities and through investments and acquisitions. If any of our competitors achieve greater market acceptance or is able to offer more attractive content and business services than us, our user traffic, customer acquisition and retention, brand value and market share may decrease, which may have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and branding activities. In 2019, 2020 and 2021, we incurred RMB131.3 million, RMB140.7 million and RMB143.9 million (US$22.6 million) in sales and marketing expenses, accounting for 20.0%, 36.4% and 45.4% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

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

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB158.9 million and RMB17.1 million in 2019 and 2020, respectively and net cash provided by operating activities of RMB195.0 million (US$30.6 million) in 2021. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the New Economy-focused business services market;
●	our future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities by New Economy and other Internet companies in China; and
●	economic, political and other conditions in China and internationally.

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

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2021, accounts receivable amounted to RMB129.4 million (US$20.3 million) has been derived from the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview—Our Business Services.” We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

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

While our content screening and monitoring mechanism screens content for potential copyright infringements, we may not be able to identify all instances of copyright infringement, especially those arising from professional content we source from third parties. For example, content providers may submit copyrighted content that they have no right to distribute. In the event we deliver content that violates the copyrights of a third party, we may be required to pay damages to compensate such third party. In addition, our platform allows our users to voice their opinions, express their views, discuss with each other and provide feedbacks to our content. Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to post any content that is illegal, obscene or may otherwise violate generally accepted codes of ethics. We have also implemented automated and manual review of the content on our platform. However, there is no assurance that we can identify and remove all potentially infringing content uploaded by our users. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our user accounts or redirect our user traffic to other websites. Functions that facilitate interactivity with other mobile applications, which among other things allow users to log into our platform using their accounts or identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users’ data or accounts, or may otherwise obtain access to such data or accounts. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our services that could have an adverse effect on our business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, results of operations and financial condition.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

A considerable portion of our revenues is derived from a limited number of our customers. In 2021, our top five customers in aggregate accounted for 14.5% of our total revenues, and our largest customer accounted for 5.2% of our total revenues. Our largest customer in 2021 is a third-party agency, through which we provided advertising services to several companies. Nevertheless, there are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It may not be possible for us to predict the future level of demand for our services by our largest customers. Actions taken by our largest customers to exploit their comparably superior bargaining position when negotiating for renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customers may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customers on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our services or risk losing our largest customers, which could have an adverse effect on our revenues and margins, and could negatively affect our financial position and results of operations and/or trading price of our ADSs.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

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

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For instance, advertising and marketing activities tend to be less active during the first quarter, which is Chinese New Year holiday season. As compared to the first quarter, our online advertising services customers tend to increase advertising and marketing spending near the end of each calendar year when they spend their remaining annual budgets. Moreover, as most of our online/ offline events are hosted in the fourth quarter of each year, we also experience increase in revenues during the fourth quarter of each year for our enterprise value-added services. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have granted, and may continue to grant, share incentives, which may have an adverse effect on our future profit.

Xieli Zhucheng adopted a share incentive plan in 2014, or the 2014 Share Incentive Plan and Beijing Duoke adopted a share incentive plan in December 2016, or the 2016 Share Incentive Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. In June 2021, we amended the 2019 Incentive Plan with the approval of the board of directors, pursuant to which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 162,186,000. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

In 2019, 2020 and 2021, we recorded RMB91.2 million, RMB39.3 million and RMB15.0 million (US$2.4 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is significant for us to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the ongoing trade disputes and tariffs, the outbreak of COVID-19 pandemic and recent Russia-Ukraine crisis. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

Risks Related to Our Corporate Structure

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (the “Negative List 2021”) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial Internet content provider or other value-added telecommunication services provider other than an e-commerce services provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication services provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in Internet dissemination, Internet content provision, Internet news information services, online publishing businesses, certain Internet culture businesses, Internet audio-visual programs businesses and production and operation of radio and television programs. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Foreign Investment Law”

We are a Cayman Islands company and our subsidiary in China is currently considered a foreign-invested enterprise. Accordingly, in practice, our PRC subsidiary is not eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIE and its subsidiaries. Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIE and its shareholders, which enables us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services and other foreign prohibited services or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;
●	imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE that conducts substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIE and its shareholders to operate our business in China.

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

All of these nominee shareholders are affiliated with our Company or affiliated with certain shareholders of the Company. Particularly, Tianjin Zhanggongzi Technology Partnership (L.P.) controlled by Mr. Liu Chengcheng, the Founder and a shareholder of the Company, owns 62.17% of equity interest of the VIE, Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 23.32% of equity interest of the VIE, and Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 14.51% of equity interest of the VIE. The enforceability of the contractual agreements between us, the VIE and its shareholders depends to a large extent upon whether the VIE and its shareholders will fulfil these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, we conduct our business primarily through our PRC subsidiaries and our VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. In addition, new rules or regulations promulgated in the future could impose additional requirements on us, and it is uncertain how the new rules or regulations will be enacted, interpreted or implemented and how they will affect us. For example, it was reported that the CSRC may issue new rules requiring China-based companies to seek approval before going public outside of China, including in the U.S. Furthermore, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processing operator,” who has personal information of more than one million users and is seeking to list its securities on a foreign stock exchange, must apply to the relevant cybersecurity review office for a cybersecurity review.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

In addition, on January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures. Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval, filing and/or other administration procedure is required for any of our future offerings of securities overseas or maintenance of the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval or complete such filing or other administration procedures in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintenance of the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval or completing relevant filing or other administration procedures to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

We rely on contractual arrangements with our VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our revenues in 2019, 2020 and 2021.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.”

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

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected.

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the NASDAQ and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADS are delisted from the U.S. Exchange and are prohibited from trading in the over-the-counter market in the U.S. there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

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

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

The daily closing trading prices of our ADSs ranged from US$1.05 to US$5.85 per ADS in 2021. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

●	variations in our revenues, operating costs and expenses, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new products and services by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were to be involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. As of March 31, 2022, we had 36,293,870 ADSs (representing 907,346,745 Class A ordinary shares) issued and 35,748,264 ADSs (representing 893,706,595 Class A ordinary shares) outstanding. In addition, ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in the purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Dagang Feng, our chief executive officer and the co-chairman of our board of directors, holds approximately 78.9% voting power as of the date of this annual report, including his sole voting power and the shared voting power resulting from an acting-in-concert agreement entered into in September 2019. For more information, see “Item 6. Directors, Senior Management and Employees—F. Share Ownership.” Accordingly, Mr. Feng will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. The voting control of Mr. Feng will limit the ability of other shareholders to influence corporate activities and, as a result, we may take actions that shareholders other than Mr. Feng do not view as beneficial. As a shareholder, even a controlling shareholder, Mr. Feng is entitled to exercise his voting power in his own interests, which may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, because Mr. Feng controls a majority of our voting stock, he may pursue corporate opportunities independent of us.

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

As of the date of this annual report, Palopo Holding Limited, an entity wholly owned by Dagang Feng, and 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 9.5% of our total issued and outstanding share capital and 72.3% of the aggregate voting power of our total issued and outstanding share capital.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

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

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for 2021, due to the substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a PFIC for 2022 or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes) at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of our ADSs during 2021, we believe that we were not a PFIC for the taxable year of 2021. However, we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and while that continues to be the case, our PFIC status for any taxable year may depend on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has been volatile and declined substantially in recent months, if the value of our goodwill is determined by reference to our market capitalization, our goodwill and other active assets for 2022 or future taxable years may constitute less than 50% of our total assets. Accordingly, due to our declining market capitalization there is a significant risk that we will be a PFIC for our taxable year of 2022 and possibly future taxable years. Moreover, the extent to which our goodwill should be treated as an active asset is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income will grow, our risk of becoming a PFIC will increase. Furthermore, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons there is a significant risk that we may be a PFIC for 2022 or future taxable years.

If we are a PFIC for any taxable year during which a U.S. investor holds ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.INFORMATION ON THE COMPANY

4.A.History and Development of the Company

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

We incorporated 36Kr Holdings Inc. in the Cayman Islands on December 3, 2018. On December 4, 2018, the BVI Subsidiary was incorporated under the laws of the British Virgin Islands as 36Kr Holdings Inc.’s wholly-owned subsidiary. On December 20, 2018, the HK Subsidiary was incorporated as the BVI Subsidiary’s wholly-owned subsidiary in Hong Kong. On February 25, 2019, 36Kr Global Holding (HK) Limited, or the 36Kr Global Holding, was incorporated as the HK Subsidiary’s wholly-owned subsidiary in Hong Kong. On May 21, 2019, Tianjin Duoke was incorporated as the HK Subsidiary’s wholly-owned subsidiary in the PRC. On June 25, 2019, Beijing Dake was incorporated as Tianjin Duoke’s wholly-owned subsidiary in the PRC. In September 2019, Lotus Walk Inc. subscribed 51% of the equity interest in 36Kr Global, to jointly explore business opportunities in overseas markets with us. Since then, 36Kr Global Holding became an associate of the Group.

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

In March 2022, we acquired 7.273% equity interest in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”), as one of the investors in its round B financing. Hangzhou Jialin is a fresh produce supply chain solution provider in China. In connection with the transaction, the Company has transferred its 100% equity interest in Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”), a subsidiary of the Company which primarily provides interactive marketing dispense services, as consideration for the 7.273% equity interest in Hangzhou Jialin.

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

Recent Regulatory Development

Revised Cybersecurity Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. If the CSRC, CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Potential CSRC Approval Required for the Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NASDAQ or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Beijing Dake, our subsidiary incorporated in the PRC, and the VIE. Beijing Dake controls Beijing Duoke, our VIE in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Beijing Duoke. It is the VIE that holds our key operating licenses, provides services to our customers, and enters into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include the exclusive purchase option agreement, powers of attorney, equity pledge agreement, and exclusive business cooperation agreement. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIE who is owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

Material Licenses and Permits

Our PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” and “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” If we or VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. Failures to obtain or update such license may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations, permits or filings necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among 36Kr Holdings Inc., our subsidiaries, and the VIE in 2019, 2020 and 2021.

Note: (1) Under relevant PRC laws and regulations, we are permitted to remit funds to our VIE through loans rather than capital contributions. In 2019, 2020 and 2021, the loan paid by the PRC subsidiaries to the VIE amounted to RMB87.2 million, RMB35.9 million and RMB25.0 million respectively.

As of December 31, 2021, 36Kr Holdings Inc. had made cumulative capital contributions of US$41.0 million to subsidiaries of the parent company (the “Parent”), which were accounted for as long-term investments of 36Kr Holdings Inc, including US$6.0 million injected through intermediate holding company into 36Kr Global Holding, an associate of the group, and US$35.0 million to the PRC subsidiaries. As of December 31, 2021, the loan balance owed under the VIE agreements was RMB40.0 million (US$6.3 million). In 2019, 2020 and 2021, the VIE transferred nil, nil and nil (US$ nil), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Dake, our PRC subsidiary, provided the VIE with technical support, consulting services and other services related to the VIE’s business, including business management, daily operations, strategic planning, among others.

As of December 31, 2019, 2020 and 2021, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB17.3 million, RMB50.7 million and RMB76.0 million (US$11.9 million). There were no other assets transferred between VIE and non-VIEs in 2019, 2020 and 2021.

For any amounts owed by the VIE to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIE has sufficient funds to do so. 36Kr Holdings Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider temporary differences, is assumed to equal the taxable income in the PRC.
(2)Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIE. For all the periods presented, these fees are recognized as cost of revenues of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIE file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.

Upon the instance that the VIE reaches a cumulative level of profitability, because our PRC subsidiaries occupy certain copyrights, the agreements will be updated to reflect charges for such copyrights usage on the basis that they will quantify for tax neutral treatment.

(3)China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIE exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIE. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the year ended December 31,
	2019						2020						2021
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
Condensed Consolidating Schedule of Results of Operations
Inter-company revenues (Note 1)	—	—	16,799	—	(16,799)	—	—	—	31,535	—	(31,535)	—	—	962	23,820	25	(24,807)	—
Third-party revenues (Note 2)	—	365	—	655,241	—	655,606	—	—	—	386,861	(97)	386,764	—	180	—	316,632	(33)	316,779
Cost of revenues (Note 1)	—	(390)	(4,130)	(392,569)	16,799	(380,290)	—	—	(10,135)	(282,772)	31,535	(261,372)	—	(724)	(5,273)	(147,654)	24,807	(128,844)
Gross profit	—	(25)	12,669	262,672	—	275,316	—	—	21,400	104,089	(97)	125,392	—	418	18,547	169,003	(33)	187,935
Operating expenses	(2,435)	(2,517)	(33,364)	(259,867)	—	(298,183)	(9,494)	(26)	(99,027)	(284,163)	—	(392,710)	(9,551)	(18,768)	(63,473)	(190,249)	—	(282,041)
Income/(loss) from operations	(2,435)	(2,542)	(20,695)	2,805	—	(22,867)	(9,494)	(26)	(77,627)	(180,074)	(97)	(267,318)	(9,551)	(18,350)	(44,926)	(21,246)	(33)	(94,106)
Other income/(expenses):
Share of loss from subsidiaries and VIE (Note 3)	(23,797)	(24,950)	(4,902)	—	53,649	—	(272,297)	(248,592)	(171,340)	—	692,229	—	(80,559)	(56,676)	(12,923)	—	150,158	—
Share of loss from equity method investments (Note 2)	—	—	—	—	—	—	—	(23,599)	—	—	97	(23,502)	—	(5,532)	—	26	33	(5,473)
Short-term investments income	—	—	878	3,237	—	4,115	—	—	443	1,416	—	1,859	—	2	715	1,768	—	2,485
Others, net	477	3,695	(10)	8,572	—	12,734	1,560	(80)	(118)	12,021	—	13,383	539	(3)	449	5,602	—	6,587
Income/(Loss) before income tax	(25,755)	(23,797)	(24,729)	14,614	53,649	(6,018)	(280,231)	(272,297)	(248,642)	(166,637)	692,229	(275,578)	(89,571)	(80,559)	(56,685)	(13,850)	150,158	(90,507)
Income tax (expenses)/credit	—	—	(221)	(19,672)	—	(19,893)	—	—	50	(3,814)	—	(3,764)	—	—	9	(111)	—	(102)
Net income/(loss)	(25,755)	(23,797)	(24,950)	(5,058)	53,649	(25,911)	(280,231)	(272,297)	(248,592)	(170,451)	692,229	(279,342)	(89,571)	(80,559)	(56,676)	(13,961)	150,158	(90,609)

Note 1: The eliminations are mainly related to inter-company services fee charged among subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE.

Note 2: The eliminations are mainly related to unrealised gains attributable to transactions between the VIE and an associate of the subsidiaries of the Parent.

Note 3: It represents the eliminations of the investment loss picked up from subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

	For the year ended December 31,
	2020						2021
			Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals

Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	48,510	706	136	11,494	—	60,846	31,833	2,416	20,669	42,047	—	96,965
Short‑term investments	—	—	26,067	122,277	—	148,344	—	101	20,022	99,017	—	119,140
Accounts receivable, net	—	—	—	304,845	—	304,845	—	175	—	179,986	—	180,161
Amount due from inter-company entities (Note 4)	—	—	199,412	16,106	(215,518)	—	468	1,020	147,941	16,137	(165,566)	—
Investments in subsidiaries and VIE (Note 5)	351,816	336,008	123,839	—	(811,663)	—	285,624	287,974	110,976	—	(684,574)	—
Long-term investments, net	—	16,300	—	—	—	16,300	—	10,466	—	30,976	—	41,442
Operating lease right-of-use assets, net	—	—	—	27,365	—	27,365	—	—	—	13,818	—	13,818
Other assets	210	(20)	1,576	19,063	—	20,829	190	6	116	49,897	—	50,209
Total assets	400,536	352,994	351,030	501,150	(1,027,181)	578,529	318,115	302,158	299,724	431,878	(850,140)	501,735

Amount due to inter-company entities (Note 4)	14,762	1,231	133	199,392	(215,518)	—	14,463	7,635	137	143,331	(165,566)	—
Accounts payable	—	—	—	64,641	—	64,641	—	197	—	56,069	—	56,266
Short-term bank loan	—	—	—	—	—	—	—	—	—	5,000	—	5,000
Salary and welfare payables	—	—	12,831	32,749	—	45,580	361	8,646	9,150	37,631	—	55,788
Taxes payable	—	(53)	1,670	17,207	—	18,824	—	56	1,469	11,311	—	12,836
Deferred revenue	—	—	—	18,849	—	18,849	—	—	—	28,863	—	28,863
Operating lease liabilities	—	—	—	27,558	—	27,558	—	—	—	16,888	—	16,888
Amount due to related parties	—	—	—	548	—	548	—	—	—	1,328	—	1,328
Accrued liabilities and other payables	4,953	—	388	8,219	—	13,560	3,886	—	994	12,621	—	17,501
Total liabilities	19,715	1,178	15,022	369,163	(215,518)	189,560	18,710	16,534	11,750	313,042	(165,566)	194,470

Total shareholders’ equity (Note 5)	380,821	351,816	336,008	131,987	(811,663)	388,969	299,405	285,624	287,974	118,836	(684,574)	307,265
Total liabilities and shareholders’ equity	400,536	352,994	351,030	501,150	(1,027,181)	578,529	318,115	302,158	299,724	431,878	(850,140)	501,735

Note 4: Represents the eliminations of inter-company balances among the Parent, the subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

Note 5: Represents the eliminations of the investment in subsidiaries of the Parent, the Primary Beneficiary of VIE, the VIE and its subsidiaries by the Parent.

	For the year ended December 31,
	2019						2020						2021
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals

Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/generated from operating activities (Note 6)	(1,604)	7,788	(31,866)	(133,255)	—	(158,937)	(3,298)	(714)	(70,386)	57,273	—	(17,125)	(9,857)	(4,438)	(57,671)	266,927	—	194,961

Cash flows from investing activities
Purchase of short-term investments	—	—	(366,000)	(451,450)	—	(817,450)	—	—	(109,381)	(504,571)	—	(613,952)	—	(100)	(88,000)	(571,110)	—	(659,210)
Proceeds from maturities of short-term investments	—	—	321,187	557,189	—	878,376	—	—	128,507	423,937	—	552,444	—	—	94,157	594,927	—	689,084
Investment in subsidiaries (Note 7)	(210,769)	(170,306)	—	—	381,075	—	(77,536)	(75,853)	—	—	153,389	—	—	—	—	—	—	—
Investment in long-term investments	—	(42,417)	—	—	—	(42,417)	—	—	—	—	—	—	—	—	—	(30,950)	—	(30,950)
Loan paid to inter-Company entities (Note 7)	—	—	(87,170)	—	87,170	—	—	—	(38,910)	(150)	39,060	—	—	—	(31,033)	(5,000)	36,033	—
Loan collected from inter-company entities (Note 7)	—	—	—	—	—	—	—	—	8,000	—	(8,000)	—	—	—	103,080	5,000	(108,080)	—
Cash received from customer in relation to advertisement agent services	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	26,295	—	26,295
Cash paid on behalf of the customer in relation to advertisement agent services	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(179,036)	—	(179,036)
Others	—	(1,190)	—	(7,434)	—	(8,624)	—	—	(4)	(2,777)	—	(2,781)	—	—	—	(4,180)	—	(4,180)
Net cash (used in)/generated from investing activities	(210,769)	(213,913)	(131,983)	98,305	468,245	9,885	(77,536)	(75,853)	(11,788)	(83,561)	184,449	(64,289)	—	(100)	78,204	(164,054)	(72,047)	(157,997)

Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	115,139	—	—	(6,094)	—	109,045	(15,617)	—	—	(6,000)	—	(21,617)	—	—	—	—	—	—
Proceeds from issuance of Series D preferred shares, net of issuance cost	169,750	—	—	—	—	169,750	—	—	—	—	—	—	—	—	—	—	—	—
Share repurchase	—	—	—	(2,333)	—	(2,333)	(11,748)	—	—	—	—	(11,748)	(5,780)	—	—	—	—	(5,780)
Capital injection from noncontrolling interest shareholders	—	—	—	6,895	—	6,895	—	—	—	520	—	520	—	—	—	750	—	750
Investments from parent companies (Note 7)	—	210,769	170,306	—	(381,075)	—	—	77,536	75,853	—	(153,389)	—	—	—	—	—	—	—
Proceeds from loans provided by inter-company entities (Note 7)	—	—	—	87,170	(87,170)	—	—	3,150	—	35,910	(39,060)	—	—	11,023	—	25,010	(36,033)	—
Repayments of loans provided by inter-company entities (Note 7)	—	—	—	—	—	—	—	(3,000)	—	(5,000)	8,000	—	—	(5,000)	—	(103,080)	108,080	—
Cash received/(paid) in connection with the Reorganization	87,170	—	—	(87,170)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	(400)	(4,538)	—	(82)	—	(5,020)	5	22	—	(19)	—	8	7	—	—	5,000	—	5,007
Net cash generated from/(used in) financing activities	371,659	206,231	170,306	(1,614)	(468,245)	278,337	(27,360)	77,708	75,853	25,411	(184,449)	(32,837)	(5,773)	6,023	—	(72,320)	72,047	(23)
Effect of exchange rates on cash, cash equivalents and restricted cash	(248)	(95)	—	(33)	—	(376)	(2,334)	(446)	—	—	—	(2,780)	(1,047)	225	—	—	—	(822)
Increase/(Decrease) in cash, cash equivalents and restricted cash	159,038	11	6,457	(36,597)	—	128,909	(110,528)	695	(6,321)	(877)	—	(117,031)	(16,677)	1,710	20,533	30,553	—	36,119
Cash, cash equivalents and restricted cash at beginning of year	—	—	—	48,968	—	48,968	159,038	11	6,457	12,371	—	177,877	48,510	706	136	11,494	—	60,846
Cash, cash equivalents and restricted cash at end of year	159,038	11	6,457	12,371	—	177,877	48,510	706	136	11,494	—	60,846	31,833	2,416	20,669	42,047	—	96,965

Note 6: For the years ended December 31, 2019, 2020 and 2021, the VIE transferred nil, nil and nil, respectively to the Primary Beneficiary of VIE as payment or prepayment of service fees. As of December 31, 2019, 2020 and 2021, the outstanding balance of service fees owed by the VIE to the Primary Beneficiary of VIE amounted to RMB17.3 million, RMB50.7 million and RMB76.0 million, respectively.

Note 7: The inter-company cash flows included the following:

●	capital contributions from the Parent to its subsidiaries and from the subsidiaries of the Parent to the Primary Beneficiary of VIE;
●	loans between subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries, and the repayments of such loans;

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, 36Kr Holdings Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to 36Kr Holdings Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 36Kr Holdings Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Risk Factors – Risks Related to Doing Business in China – Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment “ and “Risk Factors - Risks Related to Doing Business in China -The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.”

4.B.Business Overview

Mission

Our mission is to empower New Economy participants to achieve more.

Overview

We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China.

New Economy is rapidly transforming businesses through cutting-edge technology and innovative business models. New Economy covers a wide and expanding spectrum of industries, including the Internet, hardware and software technologies, consumer and retail, healthcare, entertainment and media, finance, as well as enterprise service industries, among others. It has brought tremendous opportunities to New Economy participants in China, including New Economy companies driven by and traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy.

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

High-quality New Economy-focused content is the foundation of our business. We provide insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, in January 2013, we were the first to report on ByteDance, which later became a world-leading technology company. Our content covers almost all industries and verticals in China’s New Economy, meanwhile we operate a comprehensive content distribution network, which makes us a leading New Economy-focused content platform in China.

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

We are supported by comprehensive database and strong data analytics capabilities. With a massive corporation information database covering over 840,000 enterprises, we are able to gain valuable insights into the latest development of New Economy. Leveraging our deep understanding of user needs and customer demands, we are able to better disseminate our content and monetize our various service offerings.

Our revenue decreased by 18% from RMB386.8 million in 2020 to RMB316.8 million (US$49.7 million) in 2021. Our net loss narrowed by 68% to RMB90.6 million (US$14.2 million) in 2021 from RMB279.3 million in 2020.

Our Business Model

Internet
More Tap-in Industries
Online Advertising
Marketing Solutions
New Economy Companies
Traditional Companies
Institutional Investors
Membership Benefits
Online/Offline Events
Technology
36Kr
New Economy
Consumer and Retail
Live-streaming
Regional Governments
Individuals
Courses and Trainings
Consulting
User Subscriptions
Finance
Healthcare

We empower New Economy participants through our high-quality content and comprehensive business service offerings tailored to our customers to address their pain points.

●	Value propositions to New Economy companies. New Economy companies are driven by cutting-edge technology and innovative business models, which include both startup companies and established unicorns. We are able to proactively identify their demands and customize our services accordingly.

We add significant value to startup companies to strengthen their marketing capabilities and managerial experience, and enable them to better position themselves in their respective markets. We help startup companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. We also connect them with prominent institutional investors face-to-face at online/offline events. In addition, we provide startup companies with market updates and trainings to improve their marketing and operational capabilities. As these startup companies mature, they begin to develop demands for more sophisticated and innovative marketing services, which we are able to continuously provide.

●	Value propositions to traditional companies. We help traditional companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. In addition, we also guide traditional companies as they embrace technological and business model innovations and adapt to the New Economy by offering consulting services. These traditional companies are leaders in a variety of industries such as retail, healthcare, 3C and new energy.

●	Value propositions to regional governments. We have been helping regional governments digitalize their working process and energize the regional economy, through our service solutions such as online advertising, online/offline events and live-streaming events, as well as innovative consulting services. Regional governments are able to introduce the local conditions and supportive policies with wider exposure for efficient investment and talent attraction, with the aid of our New Economy community-centric resource networks. As stronger demand emerges from more municipalities to upgrade their digitalization infrastructure and implement region-focused industrial innovation, we are placed at the forefront of more opportunities to serve a variety of governmental institutions through our comprehensive business offerings.
●	Value propositions to institutional investors. Institutional investors, both in private and public equity markets, seek opportunities to invest in evolving industries or locate promising startup companies. We provide insightful and up-to-date industry and company intelligence in New Economy tailored to institutional investors with different needs and focuses, to help them source and assess suitable investment opportunities in a more efficient manner. Our online advertising and online/offline events help connect institutional investors with New Economy companies across a broad range of industries, providing them a valuable and effective platform to engage in investment discussions. In addition, we also help institutional investors raise capital by offering them branding activities.
●	Value propositions to other participants in and individuals interested in the New Economy. We operate under the prominent brand “36Kr”, and have become an informative, credible, influential and timely source of information for the New Economy communities. We provide high-quality content to other participants in and individuals interested in New Economy. Additionally, we provide knowledge and education based services to them through offline and online training programs and seminars, covering various aspects such as start-up guideline, industry trends, market analysis and career development, etc.

Our Content

As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies and industries, timely market updates, thought-provoking editorials and commentaries as well as original video-formed content. Meanwhile, our content covers a variety of industries in China’s New Economy, such as technology, consumer, retail, healthcare media and entertainment, as well as enterprise services, among others.

Our content is presented in various forms, such as text, pictures, audios, videos and live streaming. We create and produce such content through our in-house content creation team, and we also source content from selected third-party professional content providers. Meanwhile, we write and publish themed columns to address various needs of our users. Our most popular columns include:

●	“A Kr-uarter Past Eight” (八点一氪).

“A Kr-uarter Past Eight” (八点一氪) is a column that provides comprehensive daily morning briefing of major updates in New Economy during the past 24 hours.

●	“In-depth Kr” (深氪).

“In-depth Kr” (深氪) is a column that offers high-quality and in-depth business analysis and insights focusing on trending topics in New Economy.

●	“Wise Kr” (智氪).

“Wise Kr” (智氪) is a column that offers insightful business research and analysis of public companies by covering their pre and post-IPO phases.

●	“New Trend” (新风向).

“New Trend” (新风向) is a column that provides professional and insightful analysis and opinions based on new trends in various aspects of New Economy.

●	“Flash Updates” (快讯).

“Flash Updates” (快讯) is a column that provides short and timely updates on latest developments in New Economy.

●	“Kr-Institute”(氪星研究所).

“Kr-Institute” (氪星研究所) is a column that specifically provides our original and self-produced content on trendsetting companies, great industrial events and legendary business figures.

●	“Oh! Youth” (后浪研究所)

“Oh! Youth” (后浪研究所) is a column that focuses on widely attended topics among younger generation, providing insightful and original reports on career development, mental health, lifestyle, relationships, etc.

●	“Chaoren Review” (超人测评)

“Chaoren Review” (超人测评) is a column that provides first-hand professional and grass-root review about various products such as 3C products, home appliance products, as well as food and beverage, etc.

In addition, we see the clear trends that video-formed content has quickly emerged as a preferable choice for more people. With our considerable capabilities in this arena, the rapidly growing video market presents a huge growth opportunity for us. In 2021, we continued to increase our engagement across a broad demographic and have made significant progress in producing and monetizing our video content offerings.

With our insights and expertise in New Economy sectors, we especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community.

We also demonstrated strong capabilities to deliver timely, exclusive and insightful content. And our insightful business research spanning a broader range of companies and industries continues to gain popularity in various markets in 2021. In particular, it is widely praised among private and public equity market participants. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and timely provide the latest breaking updates to our users. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer and retail, healthcare, enterprise services and entertainment and media. We provide our users with an abundance of New Economy-focused content. In 2019, 2020 and 2021, we published over 93,000, 108,000 and 119,000 pieces of content, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have achieved an average monthly PV of 850.7 million in the twelve-month period ended December 31, 2021 across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xinhuanet.

Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation	Content Editing, Screening and Monitoring	Content Distribution
In-house content by our writers	In-house content and third-party professional content are subject to both automated and manual review	All content is distributed on our mobile app and PC website
Third-party professional content created by selected content providers	Interactive content is subject to automated review and random sample review by our editors	Selected and customized content is posted on certain major third-party platforms
Interactive content created by our users

Content Creation

In-house Content Creation

We maintain a professional in-house content creation team of 172 personnel, including 32 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries and markets that they specialize in. Our high-quality New Economy-focused content is well-received by our users. All content undergoes detailed review and is carefully edited by our professional editorial team. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content.

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

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our knowledge library and enhance the influence of our platform. As of the date of this annual report, we have cooperated with over 1,000 third-party professional content providers, including third-party video-formed content contributors. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our various platforms.

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

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. In the twelve-month period ended December 31, 2021, we have achieved an average monthly PV of 850.7 million across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xinhuanet.

Our self-operated channels include our mobile app “36Kr” and website “36kr.com.” We provide user-friendly interfaces on our mobile app and website. Leveraging our AI technology, we enable our users to customize their own interface through preference settings. Our users may browse the content categories, or use key words to locate content, and may locate historical content by date. Our users may also share links to our content to other social media platforms.

In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xinhuanet, Douyin, Kuaishou and Bilibili, to further distribute selected and customized content of us. For example, we selectively repost trending articles on our Weixin/WeChat public account on a daily basis. We have become a top New Economy-focused content provider in terms of average monthly PV across our self-operated platforms and our accounts on major third-party platforms.

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

The following table presents a breakdown of our average monthly PV by platforms.

	For the twelve-month period ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021

	(in millions)
Self-operated platforms	17.8	19.1	18.3	21.3	22.9	21.3	27.0	29.0
Major third-party platforms (1)	456.1	480.1	548.0	608.9	806.4	825.0	821.7	821.7
Total	473.9	499.2	566.3	630.2	829.3	846.3	848.7	850.7

Notes:

(1)Major third-party platforms include Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xinhuanet.

To showcase China’s New Economy to overseas users as well as to further extend our business reach, we have cooperated with local partners and launched certain overseas websites. The overseas websites provide content about New Economy, in particular the New Economy development and participants in China. We have been exploring business opportunities in overseas market through our associate 36Kr Global Holding, which operates kr-asia.com in Singapore and 36kr.jp in Japan. In 2021, 36Kr Global Holding has expanded its presence in Europe, Australia and New Zealand. We have also partnered with Nikkei, a leading international media group, to boost our overseas coverage of China’s New Economy participants and their activities.

Our Business Services

Leveraging traffic brought by our high-quality content offerings, we have expanded to offer a variety of New Economy-focused business services tailored to the different needs of our target customers. Our business services include online advertising services, enterprise value-added services and subscription services.

Online Advertising Services

Utilizing our affluent and sophisticated user base, we offer customers quality brand-based online advertising services. Specifically, we help our online advertising customers establish and enhance their brand influence and build up connections with our users over time. Our online advertising services are charged either on a cost-per-day basis or a cost-per-advertisement basis. We provide advertising services in a variety of forms such as full screen display, banners, pop-ups and embedded advertisements. Leveraging our strong content creation capabilities, we also help produce advertisements based on the customers’ requests, and post the advertisements on our platform to help promote customers’ products and enhance their brand awareness.

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

The customers of our online advertising services include both New Economy companies and traditional companies. In 2019, 2020 and 2021, we provided online advertising services to 506, 499 and 512 customers, respectively.

Enterprise Value-added Services

We provide a variety of enterprise value-added services tailored to our customers, including both New Economy companies and traditional companies. Our comprehensive enterprise value-added service offerings, which include integrated marketing services, online/offline events, consulting services and advertisement agent services, cover different demands of our customers. With diverse enterprise value-added service offerings, we are able to explore cross-selling opportunities and enhance monetization capabilities.

Integrated marketing

We help our customers develop tailored and diverse marketing strategies to improve their marketing efficiency. We provide various integrated marketing services including marketing plan, marketing event organization and execution, and public relations, etc. By offering high quality integrated marketing services, we help our customers enhance brand recognition and acquire and monetize traffic.

Online/offline events

We organize diverse online/offline events focusing on New Economy, including summits, forums, industry conferences and fan festivals. Due to COVID-19 impact, we also conducted some of our events through live streaming in 2021. New Economy participants gather at our online/offline events site, and also join us on our live-streaming conferences and summits. Leveraging our influence in New Economy, we host some of the largest New Economy-focused online/offline events in China, in terms of number of participants. We believe our online/offline events create great brand-building opportunities for our customers. These events also provide a networking platform for ever-growing New Economy participants, offering them business cooperation and investment opportunities. Online/offline events further enhance our brand recognition and increase customer loyalty.

Consulting

Leveraging our insights and established connections in New Economy, we provide consulting services to help traditional companies embrace technological innovations and digitalization and refer them to business opportunities in New Economy. We provide customized market research and industry reports to established companies, government agencies and other New Economy participants. In addition, we also help our customers organize and execute business events.

Advertisement agent services

Starting from 2021, we as an agent coordinate and procure the third-party advertisement resources on behalf of our customers based on the purchase orders from the customers including the content, form, time and media platform of the advertisement. In addition to help procuring the advertising resources for the customers, we also pay on behalf of customer for the advertising resources procured, i.e., we provide financing to the customer.

Subscription Services

We provide subscription services mainly to individuals and institutional investors.

Institutional investor subscription

We launched our institutional investor subscription services, or V-club, in 2017, offering industry reports and market updates to institutional investor subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional investor subscribers usually for an annual subscription fee. For example, we enhance the exposure of our institutional investor subscribers and their investment portfolios on our platform. We help them create their investor profile pages on our platform and organize branding promotion events. We refer promising companies to institutional investor subscribers seeking investment opportunities. Our institutional investor subscribers also enjoy priority access to our online/offline events. Meanwhile, we help institutional investor subscribers increase their recognition by displaying their logos in different occasions, including at our online/offline events. In 2021, we had 208 institutional investor subscribers, compared to 141 institutional investor subscribers in 2020.

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

In 2021, we had 1.9 thousand individual subscribers, compared to 9.6 thousand individual subscribers in 2020. The decrease was because we curtailed the paid columns in 2021 and some of the offline training courses were cancelled due to the negative impact of COVID-19. To attract more individual subscribers, we have been constantly optimizing the course portfolios and expanding our topics and enhancing our user-friendly interface.

Enterprise Service Review Platform

In the fourth quarter of 2020, we launched our Enterprise Service Review Platform, dianping.36Kr.com, in order to seize the historic opportunities in the digital transformation and technology upgrade trends which have ushered the SaaS industry into an era of fast growth.

Leveraging our vast enterprise database, our proven content strengths and our deep understanding of client pain points, we are well-positioned to build 36Kr Enterprise Service Review Platform as a leading professional platform for enterprise-level applications and services selection in China. 36Kr Enterprise Service Review Platform effectively fill the information gap between sellers and buyers of enterprise services by providing in-depth reports, rankings and feedbacks for applications and services from real users on our platform. It also enables all categories of enterprise service providers to showcase their products, address the dynamic feedbacks of users, as well as capture potential customer needs and sales leads.

By the end of 2021, our Enterprise Service Review platform included close to 6,000 software applications and accumulated approximately 20,000 genuine comments from real users, while its monthly active users (MAUs) reached around 600,000. We expect it to become a leading, comprehensive, authoritative, objective and independent platform in China for thousands of enterprises to make their procurement decisions or acquire customers for SaaS applications and services. We plan to utilize our enterprise network communities to boost traffic for this platform, build an enterprise services alliance community and gradually start to commercialize our enterprise services review business in the future, while this business had not been monetized by far.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 247 employees as of December 31, 2021. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during course of services.

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

As of December 31, 2021, we had 93 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects.

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

We limit access to our servers that store our user information and internal data on a “need-to-know” basis. We have also adopted a data encryption system to ensure secure storage and transmission of data, and prevent any unauthorized access and use of our data. Furthermore, we have implemented comprehensive data masking to fend off potential security attacks and updated privacy policies to comply with applicable data privacy and protection laws and regulations.

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

We hold “36Kr” and “36氪” trademarks in China. In addition, we hold 203 registered trademarks, 33 registered software copyrights and one registered patent in China as of the date of this annual report. We have 13 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and VIE are required to obtain to carry out our operations in China.

No.	License	Entity Holding the License	Type of the Entity	Regulatory Authority
1.	ICP License (增值电信业务许可证)	Beijing Duoke	VIE	Beijing Communications Administration (北京市通信管理局)
2.	Production and Operation of Radio and Television Program License (广播电视节目制作经营许可证)	Beijing Duoke	VIE	Beijing Municipal Radio and Television Bureau (北京市广播电视局)
3.	Online Culture Operating Permit (网络文化经营许可证)	Beijing Duoke	VIE	Beijing Municipal Burea of Culture and Tourism (北京市文化和旅游局)
4.	ICP License (增值电信业务许可证)	Beijing Shenke Information Technology Limited	subsidiary of VIE	Beijing Communications Administration (北京市通信管理局)

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. On December 27, 2021 the NDRC and the MOFCOM promulgated the Negative List 2021, which came into effect on January 1, 2022 and replaced the previous Foreign Investment Catalogue or negative list. Our business like value-added telecommunications services, internet news services, internet audio-visual program services and internet publishing services are under special administrative measures in the Negative List 2020.

Regulations on Value-added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People S Republic of China (the “Telecom Regulations”) promulgated by the PRC State Council on September 25, 2000 and last amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications services providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from value-added telecommunication services (the “VATS”). VATS are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (the “Telecom Catalogue”) was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

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

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those who fail to comply with the procedure may be ordered to make rectifications, and may receive a warning or a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

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

Regulation on Internet News Services

Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the Cyberspace Administration of China, or CAC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. “News information” as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The service providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the services providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information services providers that are not state-owned are required to introduce a state-owned shareholder in order to apply for the Internet news license.

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

Regulations on Internet Audio-visual Program Services

On December 20, 2007, MIIT and SARFT jointly issued the Administrative Provisions for the Internet Audio-visual Program Service, or the Audio-video Program Provisions 2015, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines “Internet audio-visual program services” as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the Internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing Internet audio-visual program services must obtain an Internet audio-visual program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an Internet audio-visual program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions 2015 in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

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

Regulations on Online Culture Administration

According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the MOC on February 17, 2011, and amended on December 15, 2017 Internet culture activities include: (i) production, reproduction, import, release or broadcast of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading) ; (ii) distribution or publication of cultural products on Internet; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. The Internet Culture Provisions further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial Internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

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

Regulations on the Administration of Production and Operation of Radio and Television Program

On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. And it provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

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

In addition, National Internet Information Office published Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, or the Draft Security Assessment Notice to seek for public comments on April 11, 2017. The Draft Security Assessment Notice emphasizes the security evaluation requirements, any company found to be non-compliant with the obligations under the Draft Security Assessment Notice may potentially be subject to fines, administrative and/or criminal liabilities. It is still uncertain when the Draft Security Assessment Notice would be signed into law and whether the final version would have any substantial changes from this draft. We may not be able to fulfill the obligations that we are subjected to, among others, the security assessment at acceptable cost, or at all. In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us.

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

Regulation on Cybersecurity and Censorship

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrator of networks and network services providers, shall meet their cyber security obligations and shall take technical and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;
●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;
●	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;
●	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy;
●	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On 28 December 2021, the CAC and twelve other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on 15 February 2022, and the Measures for Cybersecurity Review which took effect on 1 June 2020 was abolished at the same time. Under the Measures for Cybersecurity Review, if a critical information infrastructure operator purchases network products and services in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that affect or may affect national security, a cybersecurity review shall be conducted.

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

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, which was amended in September 2015 and was amended again 2018 and in 2021. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures require that Internet advertisements may not affect users’ normal Internet use and Internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked with the word “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

The New Advertising Law and SAIC Interim Measures require us to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For details, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Advertisements on our platform may subject us to penalties and other administrative actions.”’

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

As of the date of this annual report, we have registered 33 software copyrights in the PRC.

Patent Law

According to the Patent Law of the PRC (Revised in 2020), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous regions or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

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

As of the date of this annual report, we have registered 203 trademarks in the PRC.

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

As of the date of this annual report, we have registered 13 domain names in the PRC.

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

Based on the SAFE Circular No.13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign-invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign-invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended in 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

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

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we may be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure— There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE ” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.”

4.D.         Property, Plant and Equipment

Our principal executive offices are located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China. As of December 31, 2021, we leased office spaces in China with an aggregate gross floor area of approximately 7,894 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our ability to retain and attract New Economy participants on our platform

We have fostered a vibrant and self-reinforcing community of New Economy participants. Our high-quality content offerings generate organic traffic and attract New Economy participants to our platform and become our users and customers, which greatly enhances our ability to generate revenues. Leveraging our established and growing community of New Economy participants, we are able to gain deeper insights into China’s New Economy and generate more high-quality content. Leveraging our significant brand appeal among New Economy participants, we are in the process of expanding our service offerings and diversifying our monetization channels, and are well-positioned to better retain and attract more participants onto our platform.

Our ability to effectively control our costs and expenses

Our ability to manage and control our costs and expenses is critical to the success of our business. Leveraging our prominent brand, our traffic and customer acquisition cost has been low. We have also adopted various measures, such as an automated screening system, to enhance operating efficiency and reduce costs and expenses. We expect our costs and expenses to increase in absolute amount as we grow our business while decreasing as a percentage of our total revenues due to enhanced brand value and increased operational efficiency.

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

Seasonality

We experience seasonality in our business, primarily our online advertising services. Advertising and marketing activities tend to be less active during the first quarter, which is Chinese New Year holiday season. During this period, companies generally limit their advertising and marketing spending. As a result, we generally experience fewer activities on our platform and demands for our services during the first quarter. As compared to the first quarter, our online advertising services customers tend to increase advertising and marketing spending near the end of each calendar year. We believe an increase in revenues during the fourth quarter of each year is a typical pattern in the online advertising market. Moreover, as most of our online/offline events are hosted in the fourth quarter of each year, we also experience an increase in revenues during the fourth quarter of each year for our enterprise value-added services. In line with increased revenues during the fourth quarter, we record higher balances of account receivables at year-end. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”’

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB$’000	US’000
Online advertising services	283,426	172,811	214,722	33,695
Enterprise value-added services	319,469	193,213	74,032	11,617
Subscription services	52,711	20,740	28,025	4,398
Total revenues	655,606	386,764	316,779	49,710

Online advertising services.    We offer online advertising services to our customers and generate revenue either on a cost-per-day basis or a cost-per-advertisement basis.

Enterprise value-added services.    We offer a variety of enterprise value-added services tailored to our customers, including integrated marketing, online/offline events, consulting services and advertisement agent services. We generally charge our customers on a project basis.

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

Cost of Revenues

Our cost of revenues consists of staff costs, advertisement production costs, execution fee of enterprise value-added services, equipment location rental fee and operation costs, impairment of long-lived assets and other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019		2020		2021
	RMB’000%		RMB’000%		RMB’000	US$’000%
Staff costs	46,074	12.1	47,098	18.0	46,146	7,241	35.8
Advertisement production costs	37,934	10.0	29,887	11.4	34,815	5,463	27.0
Execution fee of enterprise value-added services, site fee and cost of online/offline events	247,413	65.0	151,223	57.9	38,270	6,006	29.7
Equipment location rental fee and operation costs	30,383	8.0	10,209	3.9	65	10	0.1
Impairment of long-lived assets	—	—	7,987	3.1	—	—	—
Other costs	18,486	4.9	14,968	5.7	9,548	1,498	7.4
Total cost of revenues	380,290	100.0	261,372	100.0	128,844	20,218	100.0

Staff costs are personnel-related expenses in relation to the content production and share-based compensation expenses. Advertisement production costs are advertising content producing costs, such as video production costs. Execution fee of enterprise value-added services mainly includes advertising resources procurement cost related to integrated marketing services, and various costs in relation to organizing our online/offline events. Impairment of long-lived assets represents the impairment of the interactive marketing dispensers. Other costs mainly include business tax and surcharges, office rental cost, bandwidth and server costs, depreciation, and other miscellaneous costs. We expect our cost of revenues to increase in absolute amount in line with our expansion of business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019		2020		2021
	RMB’000%		RMB’000%		RMB’000	US$	%
Sales and marketing expenses	131,301	44.0	140,672	35.8	143,887	22,579	51.0
General and administrative expenses	131,075	44.0	212,411	54.1	90,636	14,223	32.2
Research and development expenses	35,807	12.0	38,232	9.7	47,518	7,457	16.8
Impairment of goodwill	—	—	1,395	0.4	—	—	—
Total operating expenses	298,183	100.0	392,710	100.0	282,041	44,259	100.0

Sales and marketing expenses.    Sales and marketing expenses consist primarily of (i) staff expenses, including salaries and sales commissions to sales and marketing personnel and share-based compensation expenses; (ii) marketing and promotional expenses; (iii) rental and depreciation expenses; and (iv) other miscellaneous expenses.

General and administrative expenses.    General and administrative expenses consist primarily of (i) staff expenses for employees involved in general corporate functions, including finance, legal and human resources as well as share-based compensation expenses; (ii) associated facilities and equipment costs, such as depreciation, rental and other general corporate related expenses; and (iii) provision of allowance for credit losses.

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

Other Income/(expenses)

Share of loss from equity method investments

Share of loss from equity method investments is related to our equity investments, where we are able to exercise significant influence but do not own a majority equity interest or control in the investee.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.”’

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2019, 2020 and 2021, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	283,426	172,811	214,722	33,695
Enterprise value-added services	319,469	193,213	74,032	11,617
Subscription services	52,711	20,740	28,025	4,398
Total revenues	655,606	386,764	316,779	49,710
Cost of revenues	(380,290)	(261,372)	(128,844)	(20,218)
Gross profit	275,316	125,392	187,935	29,492
Operating expenses:
Sales and marketing expenses	(131,301)	(140,672)	(143,887)	(22,579)
General and administrative expenses	(131,075)	(212,411)	(90,636)	(14,223)
Research and development expenses	(35,807)	(38,232)	(47,518)	(7,457)
Impairment of goodwill	—	(1,395)	—	—
Total operating expenses	(298,183)	(392,710)	(282,041)	(44,259)
Loss from operations	(22,867)	(267,318)	(94,106)	(14,767)
Other income/(expenses) :
Share of loss from equity method investments	—	(23,502)	(5,473)	(859)
Gain on disposal of a subsidiary	11,454	—	—	—
Short-term investment income	4,115	1,859	2,485	390
Government grant	497	10,103	3,304	518
Others, net	783	3,280	3,283	515
Loss before income tax	(6,018)	(275,578)	(90,507)	(14,203)
Income tax expense	(19,893)	(3,764)	(102)	(16)
Net loss	(25,911)	(279,342)	(90,609)	(14,219)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues decreased by 18.1% from RMB386.8 million in 2020 to RMB316.8 million (US$49.7 million) in 2021.

Revenues from online advertising services

Our revenues generated from online advertising services increased by 24.3% from RMB172.8 million in 2020 to RMB214.7 million (US$33.7 million) in 2021. The increase was primarily attributable to more innovative marketing solutions provided to customers. The number of advertising customers and the average revenue per advertising customer both increased in 2021.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-added services decreased by 61.7% from RMB193.2 million in 2020 to RMB74.0 million (US$11.6 million) in 2021. The decrease was primarily because we continuously shifted our focus towards higher margin businesses and starting from the first quarter of 2021, we ceased to act as a principal in certain low gross margin businesses and only acted as an agent. As a result, revenues of such businesses were recognized on a net basis from the first quarter of 2021 onward. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced gross transaction value as a supplemental metric to describe our business. Gross transaction value of enterprise value-added services was RMB217.2 million in 2021, compared to RMB193.2 million in 2020.

Revenues from subscription services

Our revenues generated from subscription services increased by 35.1% from RMB20.7 million in 2020 to RMB28.0 million (US$4.4 million) in 2021. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of Revenues

Our cost of revenues decreased by 50.7% from RMB261.4 million in 2020 to RMB128.8 million (US$20.2 million) in 2021. The decrease was primarily attributable to our continuous shift in focus towards higher margin businesses and recognition of certain revenues on a net basis.

Gross Profit

As a result of the foregoing, our gross profit increased by 49.9% from RMB125.4 million in 2020 to RMB187.9 million (US$29.5 million) in 2021. Gross profit margin increased from 32.4% in 2020 to 59.3% in 2021.

The increase was primarily due to our continuous shift in focus towards higher margin businesses as well as our improved operating efficiency in fiscal year 2021. In particular, starting from 2021, the Group ceased to act a principal and recognized the revenue on a gross basis of the integrated marketing service. The Group started acting as an agent in the advertisement agent service to coordinate and procure the third-party advertisement resources on behalf of its customer based on the purchase orders from the customers. The Group recognize the revenues on a net basis. Such change of business model led to the increase of the gross profit margin.

Operating expenses

Our total operating expenses decreased by 28.2% from RMB392.7 million in 2020 to RMB282.0 million (US$44.3 million) in 2021. The decrease was mainly due to the decrease in general and administrative expenses, partially offset by the increase in sales and marketing expenses and research and development expenses.

Sales and marketing expenses

Our sales and marketing expenses increased by 2.3% from RMB140.7 million in 2020 to RMB143.9 million (US$22.6 million) in 2021. The increase was primarily attributable to the increase in payroll-related expenses, partially offset by the decrease in share-based compensation expenses and marketing expenses.

General and administrative expenses

Our general and administrative expenses decreased by 57.3% from RMB212.4 million in 2020 to RMB90.6 million (US$14.2 million) in 2021. The decrease was primarily attributable to the release of the allowance for credit losses and the decrease of share-based compensation expenses, partially offset by the increase in payroll-related expenses. The release of allowance for credit losses was mainly due to improved collection of accounts receivable, as we continuously increase our efforts in accounts receivable collection.

Research and development expenses

Our research and development expenses increased by 24.3% from RMB38.2 million in 2020 to RMB47.5 million (US$7.5 million) in 2021. The increase was primarily attributable to the increase in payroll-related expenses as we bolstered our research and development capabilities.

Other income/(expenses)

Our other expenses were RMB3.6 million (US$0.6 million) in 2021, compared to an income of RMB8.3 million in 2020. The fluctuation was primarily attributable to less losses recognized from equity method investments in 2021.

Income tax expenses

Our income tax expenses were RMB102 thousand (US$16 thousand) in 2021, compared to RMB3.8 million in 2020. The decrease was primarily attributable to additional allowance for deferred tax assets provided in 2020.

Net loss

As a result of the foregoing, our net loss was RMB90.6 million (US$14.2 million) in 2021, compared to RMB279.3 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form 20-F filed with the SEC on April 29, 2021.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2019, 2020 and 2021 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss).

	For the Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000	US$’000
Net loss	(25,911)	(279,342)	(90,609)	(14,219)
Share-based compensation expenses	91,171	39,277	15,018	2,357
Non-GAAP adjusted net income/(loss)	65,260	(240,065)	(75,591)	(11,862)
Interest income, net	(292)	(1,535)	(903)	(142)
Income tax expense	19,893	3,764	102	16
Depreciation and amortization expenses	4,231	5,598	2,659	417
Non-GAAP adjusted EBITDA	89,092	(232,238)	(73,733)	(11,571)

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our consolidated financial statements, which are included elsewhere in this annual report.

5.B.Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from historical equity financing activities. As of December 31, 2021, we had RMB97.0 million (US$15.2 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB64.6 million (US$10.1 million) denominated in Renminbi and held in the PRC by our subsidiaries, our VIE and its subsidiaries and (ii) RMB32.4 million (US$5.1 million) denominated in U.S. dollar and held in the Cayman Islands by the parent company. As of December 31, 2021, we had RMB119.1 million (US$18.7 million) in short-term investments, all of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB180.2 million (US$28.3 million) as of December 31, 2021, compared to RMB304.8 million as of December 31, 2020. Accounts receivable are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2021, accounts receivable amounted to RMB129.4 million (US$20.3 million) has been derived from the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview—Our Business Services”. For the year ended December 31, 2021, we put more efforts on accounts receivable collection and collected significant amount to keep a healthy cashflow of daily operation.

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

The following table sets forth a summary of our cash flows for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in) /provided by operating activities	(158,937)	(17,125)	194,961	30,595
Net cash (used in) /provided by investing activities	9,885	(64,289)	(157,997)	(24,794)
Net cash provided by/(used in) financing activities	278,337	(32,837)	(23)	(4)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(376)	(2,780)	(822)	(129)
Net increase/(decrease) in cash, cash equivalents and restricted cash	128,909	(117,031)	36,119	5,668
Cash, cash equivalents and restricted cash at beginning of the year	48,968	177,877	60,846	9,548
Cash, cash equivalents and restricted cash at end of the year	177,877	60,846	96,965	15,216

Operating activities

Net cash provided by operating activities was RMB195.0 million (US$30.6 million) in 2021. In 2021, the difference between our net cash provided by operating activities and our net loss of RMB90.6 million (US$14.2 million) was mainly due to a decrease in the accounts receivable as cash collection increased in the fiscal year of 2021 compared to fiscal year of 2020, and the increase of RMB9.8 million in allowance for credit losses.

Net cash used in operating activities was RMB17.1 million in 2020. In 2020, the difference between our net cash used in operating activities and our net loss of RMB279.3 million was mainly due to an increase of RMB127.1 million in allowance for doubtful accounts, and partially offset by the decrease in the accounts receivable as cash collection increased in the fiscal year of 2020 compared to fiscal year of 2019.

Investing activities

Net cash used in investing activities was RMB158.0 million (US$24.8 million) in 2021, which was attributable to (i) paid on behalf of the customer in relation to advertisement agent services, (ii) investment in long-term investments of RMB31.0 million, and (iii) net proceeds and purchase of short-term investments of RMB29.9 million.

Net cash used in investing activities was RMB64.3 million in 2020, which was attributable to (i) purchase of short-term investments and time deposits, and (ii) purchase of property and equipment of RMB2.2 million.

Net cash used in investing cashflow amounted to RMB152.7 million in 2021, which was related to the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview—Our Business Services”

Financing activities

Net cash used in financing activities was RMB23 thousand (US$4 thousand) in 2021, and was mainly attributable to (i) share repurchase of RMB5.8 million, and partially offset by (ii) net proceeds and repayments of bank loan of RMB5.0 million.

Net cash used in financing activities was RMB32.8 million in 2020, and was mainly attributable to (i) we paid RMB21.6 million issuance cost related with initial public offering, and (ii) RMB11.7 million in share repurchase.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. We did not have future minimum capital commitments as of December 31, 2019 and 2020 and 2021.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB4.8 million, RMB2.4 million and RMB2.2 million (US$0.3 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in November 2019. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by period
				2024 and
	Total	2022	2023	Thereafter

	(RMB in thousands)
Operating lease commitment (1)	17,361	16,718	429	214

Notes:

(1)Operating lease commitment consists of the commitments under the lease agreements for our office premises.

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

5.C.Research and Development, Patents and Licenses, etc.

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB35.8 million, RMB38.2 and RMB47.5 million (US$7.5 million) in 2019, 2020 and 2021 respectively. As of December 31, 2021, we had 93 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company—4.B. Business Overview—Technologies.”

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period-to-period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, please see Note 2 “Significant Accounting Policies” to our consolidated financial statements for the year ended December 31, 2021 for more information on our critical accounting policies. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Allowance for credit losses

The allowance for credit losses represents our estimate of the expected lifetime credit losses inherent in receivables as of the balance sheet date. The adequacy of our allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about uncertain matters. Changes in assumptions affect general and administrative expenses on our consolidated statements of comprehensive income/(loss) and the allowance for credit losses contained within accounts receivable, net and prepayments and other current assets on our consolidated balance sheets. See Note 2 “Significant Accounting Policies” to our consolidated financial statements for more information regarding allowance for credit losses.

Nature of Estimates. We estimate the allowance for credit losses for receivables that share similar risk characteristics on a pool basis, mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends.

Assumptions Used. The key assumptions used in the process of estimating the allowance for credit losses include portfolio composition, loss severity and recoveries, and application of macroeconomic forecasts.

Sensitivity Analysis. Changes in the assumptions of loss severity and recoveries would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows (in RMB’000):

Assumption	Basis Point Change	(Decrease)/Increase
Loss severity and recoveries	+/- 100 bps	(6,908)/2,804

Provision of income tax and valuation allowance for deferred tax asset

Significant judgment is required in determining income tax expense based on tax laws in the various jurisdictions in which we operate. These tax laws and regulations are complex and involve uncertainties in the application to our facts and circumstances that may be open to interpretation. In calculating our effective income tax rate, estimates are required regarding the timing and amount of taxable and deductible items which will adjust the pre-tax income earned in various tax jurisdictions. Through our interpretation of local tax regulations, adjustments to pretax income for income earned in various tax jurisdictions are reflected within various tax filings. Although we believe that our estimates and judgments discussed herein are reasonable, actual results may be materially different than the estimated amounts.

We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized. This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

●Nature, frequency, and severity of current and cumulative net operating losses. A pattern of objectively measured recent net operating losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;
●Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and
●Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

In assessing the realizability of deferred tax assets, we consider the trade-offs between cash preservation and cash outlays to preserve tax credits. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions, and future tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	43	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	33	Founder, Co-chairman of the Board of Directors
Yang Li	45	Chief Content Officer, Director
Hao Lan	40	Director
Yifan Li	54	Independent Director
Hendrick Sin	47	Independent Director
Peng Su	42	Independent Director
Lin Wei	44	Chief Financial Officer

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

Yifan Li has served as our independent director since November 2019. Mr. Li has served as Chief Financial Officer at Human Horizons Group Inc. since April 2021. Mr. Li has served as vice president at Zhejiang Geely Holding Group Company Ltd since September 2014, and also served as its chief financial officer during September 2014 to September 2016. The primary business of Zhejiang Geely Holding Group Company Ltd is designing, engineering and manufacturing automobile. Mr. Li’s responsibilities include corporate financial and risk management, investment, new business initiatives, etc. Mr. Li is also currently a director of a number of companies, including Xinyuan Real Estate Co., Ltd., a real estate developer listed on the NYSE, Qudian Inc., an online credit products provider listed on the NYSE, and Sunlands Technology Group, an education company listed on the NYSE. Mr. Li is a certified public accountant in the United States. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989.

Hendrick Sin has served as our independent director since November 2019. Mr. Sin has approximately 22 years of experience in corporate management, finance and investment banking. Mr. Sin is a director of China Prosperity Capital Alpha Limited, Evergreen Products Group Limited and a founder of China Prosperity Capital Mobile Internet Fund, L.P. Mr. Sin is a co-founder and the vice chairman of CMGE Technology Group Limited, a leading mobile game company in China. Mr. Sin graduated from Stanford University in 1997 with a master’s degree in engineering-economic systems and operations research, and received three bachelor’s degrees in computer science/mathematics, economics and industrial management with honors from Carnegie Mellon University in 1996. Mr. Sin is the president of the Hong Kong Internet Professional Association and the executive vice-chairman of the Hong Kong Software Industry Association. Mr. Sin has been appointed as a member of the fourteenth session of Tianjin Municipal’s Committee of Chinese People’s Political Consultative Conference. Mr. Sin has also been appointed by the Hong Kong Government as a committee member of the Youth Development Commission and a director of Hong Kong Cyberport Management Company Limited.

Peng Su has served as our independent director since November 2019. Mr. Su has served as Youdao’s vice president since March 2019. Prior to joining Youdao, Mr. Su worked at the New York Stock Exchange (China) for over 12 years in various roles, including its representative and later its chief representative. Mr. Su received his master’s degree from North Carolina State University.

Lin Wei has served as our chief financial officer since November 2021. Ms. Wei joined 36Kr in May 2021 as Vice President of Finance and Capital Markets, in charge of the Company’s financial management, financial reporting, investor relations and financing activities. Before joining 36Kr, Ms. Wei served as Head of Investor Relations at iQIYI, Inc., a NASDAQ listed company, from 2017 to 2020. Prior to that, Ms. Wei served in various positions at several NASDAQ and NYSE listed companies including Sohu.com Limited, The9 Limited, Shanda Interactive Entertainment Limited and Link Motion Inc. Ms. Wei received her bachelor’s degree in Economics from Renmin University of China.

6.B.Compensation

Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB9.8 million (US$1.5 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

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

Share Incentive Plan

Xieli Zhucheng adopted a share incentive plan in 2014 and Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2014 Share Incentive Plan and 2016 Share Incentive Plan, respectively. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 162,186,000. As of the date of this annual report, awards to purchase 94,745,805 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

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

Termination and Amendment.The 2019 Share Incentive Plan shall be valid and effective for ten years commencing from its adoption. The board of directors, or the Company by resolution of the shareholders, may at any time terminate the operation of the 2019 Share Incentive Plan, after which period no further options will be granted but the provisions of the 2019 Share Incentive Plan shall remain in force to the extent necessary to give effect to the exercise of any options which are granted during the life of the 2019 Share Incentive Plan or otherwise as may be required in accordance with the provisions of the 2019 Share Incentive Plan. The board of directors may amend any of the provisions of the 2019 Share Incentive Plan at any time, but not so as to affect adversely any rights which have accrued to any grantee at that date.

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2019 Share Incentive Plan:

Ordinary Shares
Underlying
	Outstanding Options	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Dagang Feng	32,246,622	Nominal	September 7, 2019 and December 19, 2021	September 7, 2029 and December 19, 2031
Yang Li	*	Nominal	September 7, 2019 and June 19, 2021	September 7, 2029 and June 19, 2031
Hao Lan	*	Nominal	September 7, 2019, June 19, 2021 and September 7, 2021	September 7, 2029, June 19, 2031 and September 7, 2031
Lin Wei	*	Nominal	June 19, 2021	June 19, 2031

Notes:

*	Less than l% of our total outstanding ordinary shares.

As of the date of this annual report, our employees other than members of our senior management as a group hold options to purchase 72,286,240 ordinary shares, with exercise price US$0.0001 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Share Incentive Plan, see Note 2 “Significant Accounting Policies” and Note 16 “Share-based Compensation” to our consolidated financial statements.

6.C.Board Practices

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

Audit Committee.  Our audit committee consists of Yifan Li, Hendrick Sin and Peng Su, and is chaired by Yifan Li. We have determined that each of Yifan Li, Hendrick Sin and Peng Su satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yifan Li qualifies as an “audit committee financial expert.” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●discussing the annual audited financial statements with management and the independent registered public accounting firm;
●reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function; and
●meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.  Our compensation committee consists of Dagang Feng and Hendrick Sin, and is chaired by Dagang Feng. We have determined that Hendrick Sin satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●overseeing the development and implementation of compensation programs in consultation with our management;
●at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●reviewing executive officer and director indemnification and insurance matters; and

●overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Dagang Feng, Peng Su and Yang Li, and is chaired by Dagang Feng. We have determined that Peng Su satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
●evaluating the performance and effectiveness of the board as a whole.

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

Terms of Directors and Officers

Our officers may be appointed by and serve at the discretion of the board. The Company may by ordinary resolution appoint any person to be a director. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company or the affirmative vote of no less than two-thirds of the other directors present and voting at a board meeting. A director’s office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law or Nasdaq rules from being a director; or (v) is removed from office pursuant to our third amended and restated articles of association.

Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

6.D.Employees

As of December 31, 2019, 2020 and 2021, we had a total of 525, 522 and 572 employees, respectively. Substantially all of our employees are located in China. The following table sets forth the breakdown of our full-time employees as of December 31, 2021 by function:

	Number of
Function/Department	Employees	% of Total
Content and operations	147	25.7
Sales and marketing	247	43.2
Research and development	95	16.6
General and administration	83	14.5
Total	572	100.0

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 1,015,413,207 ordinary shares outstanding as of March 31, 2022, including (i) 919,330,507 Class A ordinary shares and (ii) 96,082,700 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng (1)	218,574,212	21.5	96,082,700	9.5	314,656,912	31.0	78.9
Chengcheng Liu (2)	17,624,700	1.7	41,124,300	4.1	58,749,000	5.8	31.5
Yang Li	*	*	—	—	*	*	*
Hao Lan	*	*	—	—	*	*	*
Yifan Li	—	—	—	—	—	—	—
Hendrick Sin (4)	71,429,000	7.0	—	—	71,429,000	7.0	2.2
Peng Su	—	—	—	—	—	—	—
Lin Wei	*	*	—	—	*	*	*
All directors and executive officers as a group	303,578,665	29.9	96,082,700	9.5	399,661,365	39.4	81.5
Principal Shareholders:
Holding group of Dagang Feng (1)	218,574,212	21.5	96,082,700	9.5	314,656,912	31.0	78.9
36Kr Heros Holding Limited (2)	17,624,700	1.7	41,124,300	4.1	58,749,000	5.8	31.5
Tembusu Limited (3)	101,261,000	10.0	—	—	101,261,000	10.0	3.0
China Prosperity Capital Alpha Limited (4)	73,129,000	7.2	—	—	73,129,000	7.2	2.2

Notes:

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 989,789,295, being the number of ordinary shares outstanding (consisting of 893,706,595 Class A ordinary shares and 96,082,700 Class B ordinary shares) as of March 31, 2022 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.
***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
†	Except as indicated otherwise as below, the business address of our directors and executive officers is 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China.

(1)	Represents an aggregate of 314,656,912ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors; (iii) 25,623,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands; and (iv) 6,070,880 ADSs representing 151,772,000 Class A ordinary shares held by Qianren LP, a limited partnership registered under the laws of the British Virgin Islands in which Palopo Holding Limited is the sole general partner.

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

(2)	Represents 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. 36Kr Heros Holding Limited is wholly owned by Chengcheng Liu, our founder and chairman of the board of Beijing Duoke. The registered address of 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Represents 101,261,000 Class A ordinary shares held by Tembusu Limited, a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.
(4)	Represents 73,129,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.

As of the date of March 31, 2022, 608,761,950 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 60.7% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—F. Share Ownership.”’

7.B.Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”’

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Related Party Transactions

Transaction with Jiangsu Jingzhun

In 2020, the Group purchased information and data services amounted to approximately RMB3.0 million from Jiangsu Jingzhun Digital Information Industry Development Co., Ltd. (“Jiangsu Jingzhun”, previously known as “Beijing Venture Glory Information Technology Co., Ltd.”), whose chairman of board of directors is a co-founder of the Group. As of December 31, 2020, the amount due to Jiangsu Jingzhun was nil.

In 2019, 2020 and 2021, the Group earned revenue for providing advertising and enterprise value-added services to Jiangsu Jingzhun amounted to approximately RMB5.0 million, RMB0.8 million and RMB1.7 million, respectively. As of December 31, 2020 and 2021, the amount due from Jiangsu Jingzhun were RMB58 thousand and RMB1.3 million, respectively.

Transaction with 36Kr Global Holding

In 2020, the Group purchased advertising and information services from 36Kr Global and paid salary and other expenses on behalf of 36Kr Global Holding, which amounted to approximately RMB1.4 million and RMB1.5 million, respectively. As of December 31, 2020 and 2021, the amount due to 36Kr Global Holding were approximately RMB0.5 million and nil, respectively.

Transaction with Shanghai Xuanke

In 2021, interest income amounted to approximately RMB47 thousand was generated from Shanghai Xuanke Technology Co., Ltd. (“Shanghai Xuanke”) for offering the short-term loan amounted to RMB2.0 million. As of December 31, 2021, the amount due from Shanghai Xuanke for short-term loan was RMB2.0 million, which was repaid subsequently in January and February 2022. In 2021, the Group purchased video production services from Shanghai Xuanke amounted to RMB1.1 million. As of December 31, 2021, the amount due to Shanghai Xuanke was RMB1.2 million.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description Of Securities Other Than Equity Securities—12.D. American Depositary Shares.”’

8.B.Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.THE OFFER AND LISTING

9.A.Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since November 8, 2019 under the symbol “KRKR”. Each ADS represents 25 Class A ordinary shares, par value US$0.0001 per share.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Market since November 8, 2019 under the symbol “KRKR”.

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

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

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our third amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our third amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of profits or share premium account. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

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

A quorum required for a meeting of shareholders consists of shareholders holding shares which carry a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman of the Board of Directors or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our third amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of the Company; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our third amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Our third amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.Taxation

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

As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders), if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

This discussion applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons who acquired our ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; persons that own or are deemed to own 10% or more of our stock by vote or value; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person eligible for Treaty benefits that is for U.S. federal income tax purposes a beneficial owner of our ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or Class A ordinary shares. The discussions below regarding the creditability or deductibility of PRC taxes, if any, do not apply to investors in this special situation.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes) at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of our ADSs during 2021, we believe that we were not a PFIC for the taxable year of 2021. However, we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and while that continues to be the case, our PFIC status for any taxable year may depend on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has been volatile and declined substantially in recent months, if the value of our goodwill is determined by reference to our market capitalization, our goodwill and other active assets for 2022 or future taxable years may constitute less than 50% of our total assets. Accordingly, due to our declining market capitalization there is a significant risk that we will be a PFIC for our taxable year of 2022 and possibly future taxable years. Moreover, the extent to which our goodwill should be treated as an active asset is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income will grow, our risk of becoming a PFIC will increase. Furthermore, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons there is a significant risk that we may be a PFIC for 2022 or future taxable years.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our VIE) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in their particular circumstances if we are a PFIC for any taxable year and cease to be a PFIC for any subsequent taxable year.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder that holds ADSs can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are listed, is a qualified exchange for this purpose, but there can be no assurance that our ADSs will be regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of such taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss. If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service (“IRS”).

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

This discussion is subject to the discussion above under “—Passive Foreign Investment Company Rules.”

Distributions paid on our ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders with respect to the ADSs may be taxable at favorable rates, provided that we are not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

This discussion is subject to the discussion above under “—Passive Foreign Investment Company Rules.”

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.      American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
● US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
●
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
●
Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● US$0.05 (or less) per ADS	● Any cash distribution to ADS holders
● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
● US$0.05 (or less) per ADS per calendar year	● Depositary services
● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
● Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement) ● Converting foreign currency to U.S. dollars
● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

PART II

ITEM 13.ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A.—14.D.Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-234006), as amended, which registered 34,500,000 Class A ordinary shares represented by 34,500,000 ADSs and was declared effective by the SEC on November 7, 2019, for our initial public offering, which closed on November 13, 2019. Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters. We received net proceeds of approximately US$13.4 million in the aggregate from the initial public offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

For the period from November 7, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we have used US$7.6 million of the net proceeds received from the initial public offering to support for our daily business operation.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.”

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

ITEM 16.A.Audit Committee Financial Expert

Our board of directors has determined that Mr.Yifan Li, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. Mr. Yifan Li satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16.B.Code of Ethics

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

ITEM 16.C.Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated below.

	Year Ended December 31,
Services	2020	2021
	RMB	RMB
	(in thousands)
Audit Fees(1)	6,600	6,800
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	6,600	6,800
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to advisory and tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program from April 1, 2021 to March 31, 2022:

			Total Number of ADSs	Number of ADSs
			Purchased Under the	that May Yet Be
	Total Number of ADSs	Average Price Paid Per	Share Repurchase	Purchased Under the Share
Period	Purchased	ADS (1)	Program	Repurchase Program
		(US$)		(RMB in Thousands)
April 2021	103,329	3.32	785,713	214,287
May 2021	—	—	785,713	214,287
June 2021	—	—	785,713	214,287
July 2021	—	—	785,713	214,287
August 2021	—	—	785,713	214,287
September 2021	—	—	785,713	214,287
October 2021	—	—	785,713	214,287
November 2021	—	—	785,713	214,287
December 2021	—	—	785,713	214,287
January 2022	—	—	785,713	214,287
February 2022	—	—	785,713	214,287
March 2022	—	—	785,713	214,287
Total	103,329	3.32	785,713	214,287

Notes:

(1)	Each ADS represents 25 Class A ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

ITEM 16.F.Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16.G.Corporate Governance

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

ITEM 16.H.Mine Safety Disclosure

Not applicable.

ITEM 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of 36Kr Holdings Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

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

2.4	Description of Securities Registered Under Section 12 of the Exchange Act, previously filed on Form 20-F, dated April 29, 2020 and incorporated herein by reference

4.1*	2019 Share Incentive Plan, as amended

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

Exhibit Number	Description of Document

4.12

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019) ‘

4.13

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.14

English translation of Power of Attorney, from Beijing Gebi Lvzhou Angel Investment Center (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.15

English translation of Power of Attorney, from Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.16

English translation of Power of Attorney, from Beijing Wentou Wuyu Investment Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.17

English translation of Power of Attorney, from Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.18

English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated September 27, 2019 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.19

English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.20

English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.21

English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.22

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.23

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated September 27, 2019 (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.24*	English translation of Capital Increase Subscription and Shareholders’ Agreement of Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021

4.25*	English translation of Equity Transfer Agreement between Beijing Duoke Information Technology Co. Ltd. and Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021

Exhibit Number	Description of Document

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: April 25, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses in 2021 and the manner in which it accounts for leases in 2020.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2022

We have served as the Company's auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

Assets
Current assets:
Cash and cash equivalents	60,846	96,965
Short‑term investments	148,344	119,140
Accounts receivable, net	304,845	180,161
Receivables due from related parties	98	3,630
Prepayments and other current assets	16,319	42,612
Total current assets	530,452	442,508
Non‑current assets:
Property and equipment, net	3,941	3,159
Intangible assets, net	471	808
Long-term investments	16,300	41,442
Operating lease right-of-use assets, net	27,365	13,818
Total non‑current assets	48,077	59,227
Total assets	578,529	501,735

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 64.64 million and RMB 56.07 million as of December 31, 2020 and 2021, respectively)	64,641	56,266
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 32.75 million and RMB 37.63 million as of December 31, 2020 and 2021, respectively)	45,580	55,788
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 17.21 million and RMB 11.31 million as of December 31, 2020 and 2021, respectively)	18,824	12,836
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 18.85 million and RMB 28.86 million as of December 31, 2020 and 2021, respectively)	18,849	28,863
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.55 million and RMB 1.33 million as of December 31, 2020 and 2021, respectively)	548	1,328
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 8.22 million and RMB 12.62 million as of December 31, 2020 and 2021, respectively)	13,560	17,501
Short-term bank loan (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB 5.0 million as of December 31, 2020 and 2021, respectively)	—	5,000
Operating lease liabilities(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 15.13 million and RMB 16.30 million as of December 31, 2020 and 2021, respectively)	15,132	16,302
Total current liabilities	177,134	193,884
Non-current liabilities:
Operating lease liabilities(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 12.43 million and RMB 0.59 million as of December 31, 2020 and 2021, respectively)	12,426	586
Total non-current liabilities	12,426	586
Total liabilities	189,560	194,470
Commitments and Contingencies (Note 18)

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 884,846,745 shares issued and 871,850,620 shares outstanding as of December 31, 2020; 4,903,917,300 shares authorized, 907,346,745 shares issued and 893,706,595 shares outstanding as of December 31, 2021)	621	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	66	66
Additional paid-in capital	2,040,693	2,049,448
Treasury stock (US$ 0.0001 par value; 15,557,593 shares and 16,201,618 shares as of December 31, 2020 and 2021, respectively)	(14,081)	(13,598)
Accumulated deficit	(1,638,581)	(1,728,152)
Accumulated other comprehensive loss	(7,897)	(8,987)
Total 36Kr Holdings Inc.'s shareholders' equity	380,821	299,405
Non-controlling interests	8,148	7,860
Total shareholders' equity	388,969	307,265
Total liabilities and shareholders' equity	578,529	501,735

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB'000
Revenues:
Online advertising services	283,426	172,811	214,722
Enterprise value‑added services	319,469	193,213	74,032
Subscription services	52,711	20,740	28,025
Total revenues	655,606	386,764	316,779
Cost of revenues	(380,290)	(261,372)	(128,844)
Gross profit	275,316	125,392	187,935
Operating expenses:
Sales and marketing expenses	(131,301)	(140,672)	(143,887)
General and administrative expenses	(131,075)	(212,411)	(90,636)
Research and development expenses	(35,807)	(38,232)	(47,518)
Impairment of goodwill	—	(1,395)	-
Total operating expenses	(298,183)	(392,710)	(282,041)
Loss from operations	(22,867)	(267,318)	(94,106)
Other income/(expenses):
Share of loss from equity method investments	—	(23,502)	(5,473)
Gain on disposal of a subsidiary	11,454	—	—
Short‑term investment income	4,115	1,859	2,485
Government grant	497	10,103	3,304
Others, net	783	3,280	3,283
Loss before income tax	(6,018)	(275,578)	(90,507)
Income tax expense	(19,893)	(3,764)	(102)
Net loss	(25,911)	(279,342)	(90,609)
Accretion on redeemable non‑controlling interests to redemption value	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	156	(889)	1,038
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(850,441)	(280,231)	(89,571)
Net loss	(25,911)	(279,342)	(90,609)
Other comprehensive loss
Foreign currency translation adjustments	(3,285)	(4,843)	(1,090)
Total other comprehensive loss	(3,285)	(4,843)	(1,090)
Total comprehensive loss	(29,196)	(284,185)	(91,699)
Accretion on redeemable non‑controlling interests to redemption value	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	156	(889)	1,038
Comprehensive loss attributable to 36Kr Holding Inc.’s ordinary shareholders	(853,726)	(285,074)	(90,661)

Net loss per ordinary share (RMB)
—Basic	(2.310)	(0.275)	(0.087)
—Diluted	(2.310)	(0.275)	(0.087)
Net loss per ADS (RMB)
—Basic	(57.750)	(6.873)	(2.185)
—Diluted	(57.750)	(6.873)	(2.185)
Weighted average number of ordinary shares used in per share calculation:
—Basic	368,159,249	1,019,316,944	1,025,068,349
—Diluted	368,159,249	1,019,316,944	1,025,068,349
Weighted average number of ADS used in per ADS calculation:
—Basic	14,726,370	40,772,678	41,002,734
—Diluted	14,726,370	40,772,678	41,002,734

Share‑based compensation expenses included in:
Cost of revenues	4,730	1,123	1,322
Sales and marketing expenses	14,654	16,168	8,526
General and administrative expenses	69,412	19,508	5,622
Research and development expenses	2,375	2,478	(452)

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

											Accumulated
	Ordinary shares										other	Non-	Total
			Class A ordinary		Class B ordinary		Additional			Accumulated	comprehensive	controlling	shareholders’
	Ordinary shares		shares		shares		paid‑in capital	Treasury stock		deficit	income/(loss)	interests	(deficit)/equity
		Amount		Amount		Amount			Amount
	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	RMB’000	Shares	RMB'000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1,2019	308,686,012	184	—	—	—	—	—	—	—	(486,027)	231	—	(485,612)
Net loss	—	—	—	—	—	—	—	—	—	(25,755)	—	(156)	(25,911)
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	—	—	—	(1,409)	—	—	(25,378)	—	—	(26,787)
Re-designation of ordinary shares into Series B-3 convertible redeemable preferred shares	(17,215,818)	(10)	—	—	—	—	(1,157)	—	—	(28,799)	—	—	(29,966)
Re-designation of ordinary shares into Series B-4 convertible redeemable preferred shares	(11,643,239)	(7)	—	—	—	—	—	—	—	(20,261)	—	—	(20,268)
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(28,480,894)	(11)	—	—	—	—	(25,749)	—	—	(284,224)	—	—	(309,984)
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(12,545,000)	(9)	—	—	—	—	—	—	—	(36,968)	—	—	(36,977)
Share-based compensation	1,609,789	—	—	—	—	—	64,387	—	—	—	—	—	64,387
Share repurchase	(2,561,468)	—	—	—	—	—	—	2,561,468	(2,333)	—	—	—	(2,333)
Re-designation of ordinary shares into Class A and Class B ordinary shares upon initial public offering	(237,849,382)	(147)	141,766,682	81	96,082,700	66	—	—	—	—	—	—	—
Re-designation of Preferred Shares into Class A ordinary shares upon initial public offering	—	—	726,015,520	508	—	—	1,877,739	—	—	—	—	—	1,878,247
Share issuance upon initial public offering, net of issuance costs	—	—	34,500,000	24	—	—	86,214	—	—	—	—	—	86,238
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	—	—	(1,808)	—	—	(1,808)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	—	(449,130)	—	—	(449,130)
Shareholder's contribution	—	—	—	—	—	—	242	—	—	—	—	—	242
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	6,895	6,895
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(3,285)	—	(3,285)
Balance as of December 31, 2019	—	—	902,282,202	613	96,082,700	66	2,000,267	2,561,468	(2,333)	(1,358,350)	(3,054)	6,739	643,948

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

											Accumulated
	Ordinary shares										other	Non-	Total
			Class A ordinary		Class B ordinary		Additional			Accumulated	comprehensive	controlling	shareholders’
	Ordinary shares		shares		shares		paid-in capital	Treasury stock		deficit	income/(loss)	interests	(deficit)/equity
		Amount		Amount		Amount			Amount
	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	RMB’000	Shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1,2020	—	—	902,282,202	613	96,082,700	66	2,000,267	2,561,468	(2,333)	(1,358,350)	(3,054)	6,739	643,948
Net loss	—	—	—	—	—	—	—	—	—	(280,231)	—	889	(279,342)
Share-based compensation	—	—	—	—	—	—	39,277	—	—	—	—	—	39,277
Share repurchase	—	—	(12,996,125)	—	—	—	—	12,996,125	(11,748)	—	—	—	(11,748)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	520	520
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(4,843)	—	(4,843)
Issuance of ordinary shares upon exercise of share-based awards	—	—	12,138,965	8	—	—	—	—	—	—	—	—	8
Cancellation of share-based awards	—	—	(250,447)	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	1,149	—	—	—	—	—	1,149
Balance as of December 31, 2020	—	—	901,174,595	621	96,082,700	66	2,040,693	15,557,593	(14,081)	(1,638,581)	(7,897)	8,148	388,969

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

											Accumulated
	Ordinary shares										other	Non-	Total
			Class A ordinary		Class B ordinary		Additional			Accumulated	comprehensive	controlling	shareholders’
	Ordinary shares		shares		shares		paid-in capital	Treasury stock		deficit	income/(loss)	interests	(deficit)/equity
		Amount		Amount		Amount			Amount
	Shares	RMB ’000	Shares	RMB ’000	Shares	RMB ’000	RMB’000	Shares	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000
Balance as of January 1,2021	—	—	901,174,595	621	96,082,700	66	2,040,693	15,557,593	(14,081)	(1,638,581)	(7,897)	8,148	388,969
Net loss	—	—	—	—	—	—	—	—	—	(89,571)	—	(1,038)	(90,609)
Share-based compensation	—	—	—	—	—	—	15,018	—	—	—	—	—	15,018
Share repurchase	—	—	(6,646,700)	—	—	—	—	6,646,700	(5,780)	—	—	—	(5,780)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	750	750
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(1,090)	—	(1,090)
Issuance of ordinary shares upon exercise of share-based awards	—	—	10,556,462	7	—	—	(6,263)	(6,002,675)	6,263	—	—	—	7
Cancellation of share-based awards	—	—	(1,298,199)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	—	—	903,786,158	628	96,082,700	66	2,049,448	16,201,618	(13,598)	(1,728,152)	(8,987)	7,860	307,265

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Net loss	(25,911)	(279,342)	(90,609)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	4,195	5,549	2,563
Amortization of intangible assets	36	49	96
Share-based compensation expenses	91,171	39,277	15,018
Non-cash operating lease expense	—	15,306	15,481
Allowance for credit losses	10,004	127,100	9,853
Losses from disposal of property, equipment and software	—	103	73
Exchange losses	40	104	68
Goodwill impairment	—	1,395	—
Property and equipment impairment	—	7,987	—
Fair value changes of short-term investments	(1,837)	(474)	(670)
Share of loss from equity method investments	—	23,502	5,473
Disposal gain on a subsidiary	(11,454)	—	—
Rental, interest and payroll expense contributed by a shareholder	242	—	—
Deferred income tax	(3,085)	3,391	—
Changes in operating assets and liabilities:
Accounts receivable	(365,770)	108,162	241,475
Receivables due from related parties	6,403	4,517	(1,780)
Prepayments and other current assets	(34,522)	23,657	51
Accounts payable	119,135	(73,551)	(8,375)
Salary and welfare payables	14,561	(5,163)	10,208
Taxes payable	18,428	(16,525)	(5,988)
Deferred revenue	3,934	10,688	10,014
Amounts due to related parties	(1,979)	548	780
Accrued liabilities and other payables	17,472	1,946	3,834
Lease liabilities	—	(15,351)	(12,604)
Net cash (used in)/provided by operating activities	(158,937)	(17,125)	194,961
Cash flows from investing activities:
Purchase of property and equipment	(4,639)	(2,186)	(1,747)
Purchase of intangible assets	(137)	(164)	(433)
Purchase of short‑term investments	(817,450)	(613,952)	(659,210)
Proceeds from maturities of short‑term investments	878,376	552,444	689,084
Placement of time deposits	—	(135,934)	—
Withdrawal of time deposits	—	135,934	—
Loan paid to related parties	—	—	(2,000)
Cash received from customer in relation to advertisement agent services	—	—	26,295
Cash paid on behalf of the customer in relation to advertisement agent services	—	—	(179,036)
Cash consideration paid for purchase of subsidiaries, net of cash acquired	—	(431)	—
Investment in long-term investments	(42,417)	—	(30,950)
Net cash paid upon disposal of a subsidiary	(4,005)	—	—
Cash received from disposal of an equity investee	157	—	—
Net cash (used in)/provided by investing activities	9,885	(64,289)	(157,997)

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	109,045	(21,617)	—
Proceeds from bank loan	—	—	10,000
Repayment of bank loan	—	—	(5,000)
Proceeds from employee options exercised	—	8	7
Proceeds from loans provided by a third party	8,266	—	—
Repayments of loans provided by a third party	(8,483)	—	—
Proceeds from issuance of Series D preferred shares, net of issuance cost	169,750	—	—
Share repurchase	(2,333)	(11,748)	(5,780)
Cash paid to acquire a non-controlling interest	(4,803)	—	—
Capital injection from non-controlling interest shareholders	6,895	520	750
Net cash provided by/(used in) financing activities	278,337	(32,837)	(23)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(376)	(2,780)	(822)
Net increase/(decrease) in cash, cash equivalents and restricted cash	128,909	(117,031)	36,119
Cash, cash equivalents and restricted cash at beginning of the year	48,968	177,877	60,846
Cash, cash equivalents and restricted cash at end of the year	177,877	60,846	96,965
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(17,538)	(13,570)	(306)
Cash paid for interest expense	(78)	—	—
Supplemental schedule of non‑cash investing and financing activities:
Property and equipment purchases financed by other payable	122	111	107
Rental, interest and payroll expense contributed by a shareholder	242	—	—
Accretions of convertible redeemable preferred shares to redemption value	449,130	—	—
Accretion on redeemable non‑controlling interests to redemption value	1,808	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	26,787	—	—
Re-designation of ordinary shares into Series B-3 convertible redeemable preferred shares	41,196	—	—
Re-designation of ordinary shares into Series B-4 convertible redeemable preferred shares	35,822	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of Series A-1, A-2, B-1, B-2, B-3 preferred shares	309,984	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	36,977	—	—
Re-designation of Preferred Shares into Class A ordinary shares upon initial public offering	1,878,247	—	—
Accrued listing expense for the initial public offering	22,807	—	—

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

(b) Reorganization

The Group commenced operations in 2010. Beijing Xieli Zhucheng Finance Information Service Co., Ltd. (“Xieli”) was established in 2011 by Mr. Liu Chengcheng (the “Founder”) to carry out the Group's principal business. In December 2016, the Group’s business was carved out from Xieli (“Carve-out”), and incorporated into a newly set up company named Beijing Duoke Information Technology Co., Ltd. (“Beijing Duoke”; formerly named as Beijing Pinxin Media Culture Co., Ltd. and Beijing Sanshiliuke Culture Media Co., Ltd.), which was then a wholly owned subsidiary of Xieli.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(b) Reorganization (Continued)

As of August 2, 2019, the Group has completed the steps of the Reorganization as described below, and Beijing Duoke has become VIE of the Group. The ownership structure of the major subsidiaries and VIE of the Group is:

		Percentage of
		Direct or Indirect
	Place and year of	Economic
Major subsidiaries	Incorporation	Ownership	Principal activities
36Kr Holding Limited (“36Kr BVI” or “BVI Subsidiary”)	British Virgin Islands, established in 2018	100%	Investment holding
36Kr Holdings (HK) Limited (“36Kr HK” or “HK Subsidiary”)	Hong Kong, established in 2018	100%	Investment holding
Tianjin Duoke Investment Co., Ltd. (“Tianjin Duoke”)	The PRC, established in 2019	100%	Investment holding
Tianjin Dake Information Technology Co., Ltd. (“Tianjin Dake”)	The PRC, established in 2019	100%	Management consulting
Beijing Dake	The PRC, established in 2019	100%	Management consulting

		Percentage of
	Place and year of	Economic
VIE	Incorporation	Ownership	Principal activities
Beijing Duoke	The PRC, established in 2016	100%	36Kr Business

		Percentage of
	Place and year of	Economic
VIE Major subsidiaries	Incorporation	Ownership	Principal activities
Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”)	The PRC, established in 2017	100%	Enterprise value‑added services
Zhejiang Pinxin Technology Co., Ltd.	The PRC, established in 2019	100%	Investment holding

The major reorganization steps are described as follows:

(i)	the Company was set up by the Founder in December 2018;
(ii)	the Company established a wholly owned subsidiary in British Virgin Islands ("BVI”), 36Kr BVI, in December 2018;
(iii)	36Kr BVI established a wholly owned subsidiary in Hong Kong, 36Kr HK, in December 2018;
(iv)	36Kr HK established a wholly owned subsidiary in the PRC, Tianjin Duoke, in May 2019;
(v)	Tianjin Duoke established a wholly owned subsidiary in the PRC, Tianjin Dake, in June 2019;
(vi)	Tianjin Duoke established another wholly owned subsidiary in the PRC, Beijing Dake, in June 2019;
(vii)	Beijing Dake entered into various contractual agreements (“VIE agreements”) as related to the VIE and the VIE’s shareholders in order to comply with PRC laws and regulations on internet business in August 2019;
(viii)	the Company issued ordinary shares at par value to ordinary shareholders of Beijing Duoke and Xieli for the respective equity interests that they held in Beijing Duoke in August 2019;
(ix)	In August 2019, the Company issued Series A-1, A-2, B-1, B-2, B-3 and B-4 convertible redeemable preferred shares to preferred shareholders of Xieli as consideration in exchange for the respective similar equity interests that they held indirectly in Beijing Duoke through Xieli . On the same date, the Company issued Series C-1 convertible redeemable preferred shares to preferred shareholders of Beijing Duoke as consideration in exchange for the respective similar equity interests that they held directly in Beijing Duoke.

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

(d) Initial Public Offering

On November 8, 2019, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,380,000 American depositary shares (“ADSs”), representing 34,500,000 Class A ordinary shares, were issued and sold to the public at a price of US$14.50 per ADS. The net proceeds to the Company from the IPO, after deducting accrued and paid commissions and offering expenses, were approximately US$12.33 million (RMB 86.24 million).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The CEO along with other employees own the majority of the voting shares of the VIE. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on these individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the VIE may not be aligned in the future. Given the significance and importance of the VIE, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIE to honour its contractual agreements with the Group and the Company's ability to control the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder's voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

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

1. Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the business licenses and/or operating licenses of such entities;
●	discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiary and the VIE;
●	impose fines, confiscate the income from the PRC subsidiary or the VIE, or impose other requirements with which the VIE may not be able to comply;
●	require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIE;
●	restrict or prohibit the Group’s use of the proceeds of this offering to finance the Group’s business and operations in China; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	11,494	42,047
Short‑term investments	122,277	99,017
Accounts receivable, net	304,845	179,986
Amounts due from the Company and its subsidiaries	16,106	16,137
Receivables due from related parties of the Group	89	3,620
Prepayments and other current assets	14,566	42,312
Non‑current assets:
Property and equipment, net	3,937	3,157
Intangible assets, net	471	808
Long-term investments, net	—	30,976
Operating lease right-of-use assets, net	27,365	13,818
Total assets	501,150	431,878
Current liabilities:
Accounts payable	64,641	56,069
Salary and welfare payables	32,749	37,631
Taxes payable	17,207	11,311
Deferred revenue	18,849	28,863
Amounts due to the Company and its subsidiaries	199,392	143,331
Amounts due to related parties of the Group	548	1,328
Accrued liabilities and other payables	8,219	12,621
Short-term bank loan	—	5,000
Operating lease liabilities	15,132	16,302
Non-current liabilities:
Operating lease liabilities	12,426	586
Total liabilities	369,163	313,042

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(e) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Inter-company revenues	—	—	25
Third-party revenues	655,241	386,861	316,632
Cost of revenues	(392,569)	(282,772)	(147,654)
Gross profit	262,672	104,089	169,003
Operating expenses	(259,867)	(284,163)	(190,249)
Income/(Loss) from operations	2,805	(180,074)	(21,246)
Share of loss from equity method investments	—	—	26
Short-term investments income	3,237	1,416	1,768
Others, net	8,572	12,021	5,602
Income/(Loss) before income tax	14,614	(166,637)	(13,850)
Income tax expenses	(19,672)	(3,814)	(111)
Net loss	(5,058)	(170,451)	(13,961)

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net cash (used in)/provided by operating activities	(133,255)	57,273	266,927
Purchase of short-term investments	(451,450)	(504,571)	(571,110)
Proceeds from maturities of short-term investments	557,189	423,937	594,927
Investment in long-term investments	—	—	(30,950)
Loan paid to inter-company entities	—	(150)	(5,000)
Loan collected from inter-company entities	—	—	5,000
Cash received from customer in relation to advertisement agent services	—	—	26,295
Cash paid on behalf of the customer in relation to advertisement agent services	—	—	(179,036)
Others	(7,434)	(2,777)	(4,180)
Net cash (used in)/provided by investing activities	98,305	(83,561)	(164,054)
Proceeds from initial public offering, net of issuance costs	(6,094)	(6,000)	—
Share repurchase	(2,333)	—	—
Capital injection from noncontrolling interest shareholders	6,895	520	750
Proceeds from loans provided by inter-company entities	87,170	35,910	25,010
Repayments of loans provided by inter-company entities	—	(5,000)	(103,080)
Cash paid in connection with the reorganization	(87,170)	—	—
Others	(82)	(19)	5,000
Net cash provided by/(used in) financing activities	(1,614)	25,411	(72,320)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash held in foreign currencies	(33)	—	—
Increase/(Decrease) in cash, cash equivalents and restricted cash	(36,597)	(877)	30,553
Cash, cash equivalents and restricted cash at beginning of year	48,968	12,371	11,494
Cash, cash equivalents and restricted cash at end of year	12,371	11,494	42,047

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(b) Principles of consolidation (Continued)

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

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2019, 2020 and 2021, the net income/(loss) attributable to the non-controlling interests were a loss of RMB 0.16 million, an income of RMB 0.89 million and a loss of RMB 1.04 million, respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of assessment for the allowance for credit loss, impairment of long-term investments, impairment of long-lived assets, valuation allowance of deferred tax assets and valuation and recognition of share-based compensation expenses, Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(d) Functional currency and foreign currency translation (Continued)

The financial statements of the Group’s non-PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were a net loss of RMB 3.29 million , a net loss of RMB 4.84 million and a net loss of RMB 1.09 million for the years ended December 31, 2019, 2020 and 2021, respectively.

(e) Fair value measurements

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.
b.	Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
c.	Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 during the years ended December 31, 2019, 2020 and 2021.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, receivables due from related parties, other receivables, long-term investments, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties.

As of December 31, 2020 and 2021, the fair values of cash and cash equivalents, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

On a recurring basis, the Group measures its short-term investments at fair value. For the details of the short-term investments, please refer to Note 2 (g).

On a nonrecurring basis, the Group measures the equity method investments at fair value only when the impairment charges were recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the privately held investments were determined based on the discounted cash flow model using weighted average cost of capital(“WACC”) or based on the similar transaction price in the market directly. There was no impairment recognized for the year ended 2021.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2020

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Short‑term investments — Wealth management products	—	148,344	—	148,344

As of December 31, 2021

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Short‑term investments — Wealth management products	—	119,140	—	119,140

Wealth management products with Level 2 inputs are valued using quoted subscription or redemption prices published by the banks or using discounted cash flow method at a quoted rate of return provided by banks at the end of each year.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash in banks and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(g) Short-term investments

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(h) Accounts receivable, net

Accounts receivable is the Group’s right to consideration that is unconditional, and the right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected.

The Group makes estimations of the collectability of accounts receivable. Accounts receivable is measured at amortized cost and reported on the consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for credit losses, since the Group adopted ASC 326 beginning from January 1, 2021. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment.

Expected credit losses

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including accounts receivable and notes receivable, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The allowance for accounts receivable is the Group’s estimate of credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The Group estimated the allowance by segmenting accounts receivable into pools based on certain credit risk characteristics, and determining an expected loss rate for each pool based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

The Group early adopted ASU 2016-13 beginning from January 1, 2021 on a modified retrospective basis and there was no material impact on the balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

(i) Property and equipment, net

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

(j) Goodwill

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

(k) Impairment of long-lived assets

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

(l) Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative and equity investments accounted for using the equity method.

Equity investments accounted for using the measurement alternative

Investments in entities in which the Group does not have significant influence and without readily determinable fair value are accounted for using the measurement alternative of accounting in accordance with ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The Group records its share of measurement alternative investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes in orderly transactions for the identical or similar investment of the same issuer.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(l) Long-term investments (Continued)

The Group regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Equity investments accounted for using the equity method

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

No impairment losses of long-term investments were recognized for the years ended December 31, 2019, 2020 and 2021.

(m) Revenue recognition

According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when (or as) the Group satisfy a performance obligation.

The following is a description of the accounting policy for the principal revenue streams of the Group.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

I. Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks, mainly in Weibo, Weixin/WeChat, and Toutiao (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third-party high-quality content on 36Kr Platforms, there is no third-party content for fulfilling a promise to the customers for the years ended December 31, 2019, 2020 and 2021.

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

II. Enterprise value-added services

The principal enterprise value-added services that the Group provides to customers are set out as follows:

(i) Integrated marketing

The Group provides one-stop media solutions to helps its customers develop tailored and diverse marketing strategies to improve their marketing efficiency. Integrated marketing services include providing end customers with marketing plan, marketing event organization and execution on third-party media platforms, and public relations, etc. The Group considers itself as the principal for this type of services as it is the primary obligor for such service , it has control over the services provided to the customers from market planning through service delivered since a) the Group is able to direct suppliers to deliver advertising services on its behalf based on the integrated marketing plan set by the Group including the content, form, time and media platform of the advertisement; b) the Group is obligated to fulfill the promise to provide the integrated marketing services to customers; c) the Group has the discretion in setting the prices for the services. Therefore, the Group recognize the revenues on a gross basis.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

II. Enterprise value added services (Continued)

(ii) Online/Offline events

The Group organizes online and offline diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by the Group to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at events and the 36Kr Platforms during the course of events.

(iii) Consulting

The Group provides customized market research and industry reports to established companies. In addition, the Group also helps the customers to organize and execute business events.

In certain circumstances, the Group engages third-party suppliers to perform part of the aforementioned services in fulfilling its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the suppliers to perform the service and control the goods or assets transferred to its customers. In addition, the Group combines and integrates the separate services provided by the suppliers into the specified marketing or business consulting solutions to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the specified services transferred.

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

(iv) Advertisement agent services

Starting from 2021, the Group as an agent coordinates and procures the third-party advertisement resources on behalf of its customers based on the purchase orders from the customers including the content, form, time and media platform of the advertisement. The Group considers itself as an agent for this services because the Group does not control the advertisement services provided to the customer which is evidenced by 1) the Group does not obtain control of the purchased advertisement services prior to its transfer to the customer; 2) the Group does not have the power to determine the specific advertisement services, which are all executed based on the instructions from the customers; 3) the Group cannot sell the purchased advertisement resources to parties other than the customers; 4) the Group does not integrate purchased advertisement services with the Group’s other services and then provide them to the customer; and 5) the Group has limited pricing latitude for the services provided. Therefore, the Group recognize the revenues on a net basis. Acting as an agent, in addition to help procuring the advertising resources for the customers, the Group also pays on behalf of customer for the advertising resources procured, i.e., provides financing to the customer. The interest income from the financing is recognized as revenue over the period that the Group pays on behalf of the customer as it is part of the Group’s normal business. The related cash flows for financing are presented as investing activities in the consolidated statements of cash flows.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

III. Subscription services

(i) Institutional investor and enterprise subscription services

The Group offers institutional investor and enterprise subscription services, a service package to institutional investors and to New Economy companies, which consists of creating their yellow pages on the 36Kr Platform, publishing articles about the customers on the 36Kr Platform, priority access to 36Kr’s online and offline activities, etc. For enterprise subscribers the Group also offers online courses and one-on-one consulting. The Group offers such subscription benefits for a fixed period subscription fee.

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

(ii) Individual subscription services

The Group provides paid columns, online courses and offline trainings services to its individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2019, 2020 and 2021 were not significant.

The revenue of paid columns and online courses are derived from providing fee-based online content to individuals on the 36Kr Platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year.

The Group also provides offline training services, which is organized by the Group, and the Group is responsible for delivering the training to the individual subscribers and has primary responsibility and broad discretion to establish price. Therefore, the Group is considered the primary obligor in these transactions and recognize the revenues at a gross basis.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

III. Subscription services (Continued)

In the following table, the total revenue is disaggregated by the major service lines mentioned above.

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Online advertising services	283,426	172,811	214,722
Enterprise value‑added services
Integrated marketing	250,344	133,599	1,342
Offline events	53,861	26,992	32,127
Consulting	15,264	32,622	36,867
Advertisement agent services	—	—	3,696
Revenue for Enterprise value‑added services	319,469	193,213	74,032
Subscription services
Institutional investor subscription services	20,039	16,036	25,490
Enterprise subscription services	2,077	361	94
Individual subscription services	30,595	4,343	2,441
Revenue for Subscription services	52,711	20,740	28,025
Total revenue	655,606	386,764	316,779

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2020 and 2021, there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2019, 2020 and 2021 that was included in the contract liabilities balance at the beginning of the period was RMB 4.23 million, RMB 8.16 million and RMB 18.85 million, respectively.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(n) Cost of revenues

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

(o) Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions related to the sales and marketing personnel and share-based compensation expenses; marketing and promotional expenses including promotion activity outsourcing costs; rental expenses and depreciation expenses.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2019, 2020 and 2021, total advertising expenses were RMB 0.70 million, RMB 6.34 million and RMB 7.27 million, respectively.

(p) General and administrative expenses

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

(q) Research and development expenses

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

(r) Operating lease and adoption of ASU 2016-02

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

(r) Operating lease and adoption of ASU 2016-02 (Contined)

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

As a result of the adoption, the Group recorded an operating lease right-of-use assets and lease liabilities of approximately RMB 41.9 million and RMB 42.1 million, respectively,on January 1, 2020, primarily related to the leased office space. The adoption had no material impact on the Group’s consolidated statements of comprehensive income/(loss) for the year ended December 31, 2020 or the opening balance of accumulated deficit as of January 1, 2020.

(s) Share-based compensation

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(t) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were approximately RMB 32.90 million, RMB 21.18 million and RMB 36.41 million for the years ended December 31, 2019, 2020 and 2021, respectively.

(u) Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021.

(v) Government grant

Government grant primarily represents subsidies for operating a business and initial public offering expenditures. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2019, 2020 and 2021, government grants amounted to approximately RMB 0.5 million, RMB 10.1 million, and RMB 3.3 million, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(w) Other income — Others, net

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

(aa) Statutory reserves (Continued)

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

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC was RMB 1.08 million, RMB 0.66 million and RMB 0.30 million for the years ended December 31, 2019, 2020 and 2021, respectively.

(ab) Net loss per share

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

Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815). In January 2020, the FASB issued ASU 2020-01, “Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815”, which clarify the interaction of the accounting for equity securities under Topic 321 and investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public companies. Early adoption is permitted. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for the Group. There is no significant impact on the Group with the adoption of this guidance on its consolidated financial statements.

Income taxes (Topic 740). In December 2019, the FASB issued ASU 2019-12, “Income taxes (Topic 740)—Simplifying the accounting for income taxes”, which simplified the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years for public companies. Early adoption is permitted. The standard is effective for the Group beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. There is no significant impact on the Group with the adoption of this guidance on its consolidated financial statements.

4. Concentrations and Risks

(a) Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2019, 2020 and 2021 and more than 10% of the Group’s accounts receivable, net as of December 31, 2020 and 2021 were as follows:

	For the year ended
	December 31,
Revenues	2019	2020	2021
Customer B	31%	32%	*

	As of
	December 31,
Accounts receivable	2020	2021
Customer A	11%	*
Customer B	39%	55%

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and Risks (Continued)

(a) Concentration of customers and suppliers (Continued)

Suppliers accounting for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended
	December 31,
Costs and expenses	2019	2020	2021

Supplier C	27%	22%	*

* Less than 10%

No supplier accounts for more than 10% of the Group’s accounts payable as of December 31, 2020 and 2021.

(b) Credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, short-term investments, receivables due from its customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets’ carrying amounts as of the balance sheet dates. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIE and the subsidiaries of the VIE are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

Accounts receivable	429,049	302,200
Less: allowance for credit losses	(124,204)	(122,039)
Accounts receivable, net	304,845	180,161

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2021, accounts receivable amounted to RMB 129.4 million has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in Note 2 (m)(II)(iv). There were no such accounts receivable as of December 31, 2020.

The movements in the allowance for credit losses are as follows:

	For the year ended
	December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	(2,070)	(11,413)	(124,204)
Additional allowance for credit losses, net of recoveries	(9,504)	(125,563)	(8,681)
Write-offs	161	12,772	10,846
Balance at end of the year	(11,413)	(124,204)	(122,039)

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

Prepayments of copyright	7,862	—
Deposits	5,108	5,758
Prepayments of IT services	1,205	907
Prepayments of procurement cost	612	32,842
Others	1,532	3,105
Total	16,319	42,612

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000
Electronic equipment and computers	16,502	17,532
Office furniture and equipment	2,398	2,725
Leasehold improvement	4,645	4,971
Total	23,545	25,228
Less: accumulated depreciation	(11,617)	(14,082)
Less: impairment	(7,987)	(7,987)
Property and equipment, net	3,941	3,159

Depreciation expenses were RMB 4.20 million, RMB 5.55 million and RMB 2.56 million for the years ended December 31, 2019, 2020 and 2021, respectively.

8. Long-term investments

Long-term investments consist of the following:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

Equity investments accounted for using the measurement alternative:
Beijing Sharetimes Technology Co., Ltd.	—	30,000
Equity investments accounted for using the equity method:
36Kr Global Holding (HK) Limited	16,300	10,466
Shanghai Xuanke Technology Co., Ltd.	—	976
Total	16,300	41,442

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Long-term investments (Continued)

In late September 2019, the Group entered into an investment agreement (the "Investment Agreement") with one of the Series D preferred shares investors of the Company, Lotus Walk Inc. (“Lotus”, 100% owned by Bytedance Ltd.). Pursuant to the Investment Agreement, the Group transferred 51% of the equity interest in 36Kr Global Holding to Lotus in exchange for the resources and technologies provided by Lotus to 36Kr Global Holding for the development of its overseas business, the Group agreed to invest US$ 6 million in cash as well. The fair value of the resources and technologies that Lotus provided to 36Kr Global Holding on the disposal date was approximately US$ 6.27 million determined by the Company with the assistance from an independent valuation firm. As a result, 36Kr Global Holding ceased to be a subsidiary of the Group and the remaining 49% equity interest in 36Kr Global Holding was accounted for as an investment using equity method, and the Group began recording its share of the operating results to the consolidated statements of comprehensive income/(loss) on a one quarter in arrears basis. The Group recognized a gain of approximately RMB 11.5 million arising from the deconsolidation of 36Kr Global Holding.

The share of loss from the equity method investment in 36Kr Global Holding recorded in the consolidated statements of comprehensive loss were RMB 23.5 million and RMB 5.5 million for the years ended December 31, 2020 and 2021, respectively.

In March 2021, the Group entered into a joint venture agreement, in which the Group and three other shareholders agree to jointly establish Shanghai Xuanke Technology Co., Ltd. (“Shanghai Xuanke”), which primarily engages in online video production business. Pursuant to the agreement, the Group owned 19% equity interest of Shanghai Xuanke at a consideration of RMB 0.95 million. The Group has 1 out of 3 seats in the board of directors. The Group considers itself has significant influence over Shanghai Xuanke and accounted for this as equity investment using the equity accounting method. During 2021, the Group recorded a share of gain of RMB 26 thousand from this equity investment.

In March 2021, the Group and three other investors entered into an investment agreement with Beijing Sharetimes Technology Co., Ltd.(“Sharetimes”), which primarily engages in operating of virtual intellectual property license of a series of cartoon images of movie stars. Pursuant to this agreement, the Group acquired 1.64% equity interests in Sharetimes, with a consideration of RMB 30.0 million. The Group has no significant influence over Sharetimes. Pursuant to ASC 321-10-35-2, as the investment in Sharetimes lacks readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2021, the carrying value of the equity investment in Sharetimes was RMB 30.0 million.

9. Taxes Payable

The following is a summary of taxes payable as of December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

VAT payable	16,818	12,060
Enterprise income taxes payable	232	80
Withholding individual income taxes for employees	1,466	121
Others	308	575
Total	18,824	12,836

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2020 and 2021:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

Accrued professional fees	10,459	11,788
Accrued office rental expense	340	177
Accrued employee welfare expense, meal and travel expense	411	1,579
Guarantee deposits	330	330
Withholding employees' social insurance and housing fund	1,082	1,140
Others	938	2,487
Total	13,560	17,501

11. Leases

The Group has office space under non-cancelable operating lease agreement.

A summary of supplemental information related to operating leases as of December 31, 2020 and 2021 are as follows:

	December 31,	December 31,
	2020	2021
	RMB‘000	RMB‘000
Operating lease right-of-use asset	27,365	13,818
Operating lease liabilities-current	(15,132)	(16,302)
Operating lease liabilities-non-current	(12,426)	(586)
Total operating lease liabilities	(27,558)	(16,888)
Weighted average remaining lease term	2.02 years	1.09 years
Weighted average discount rate	4.75%	4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) are as follows:

	December 31,	December 31,
	2020	2021
	RMB‘000	RMB‘000
Other information
Operating lease cost	15,306	15,481
Short-term lease cost	675	572
Total	15,981	16,053

A summary of supplemental cash flow information related to leases are as followed:

	December 31,	December 31,
	2020	2021
	RMB‘000	RMB‘000
Cash payments for operating leases	15,351	12,604
Right-of-use assets obtained in exchange for lease obligations	546	1,971

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2021 is as follows:

December 31,
2021
RMB‘000
2022	16,718
2023	429
2024	214
Total lease payment	17,361
Less: interest	473
Present value of operating lease liabilities	16,888

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Ordinary Shares (Continued)

There were 841,275,820 and 96,082,700 Class A and Class B ordinary shares issued and outstanding, respectively, as of December 31, 2019, as well as 61,006,382 vested restricted share units as of December 31, 2019.

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

There were 907,346,745 and 96,082,700 Class A and Class B ordinary shares issued, respectively, as of December 31, 2021, and 876,278,170 Class A (excluding 17,428,425 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of awards granted under the 2019 Incentive Plan) and 96,082,700 Class B ordinary shares outstanding, respectively, as of December 31, 2021.

In addition, the outstanding ordinary shares also included 61,006,382, 36,281,400 and 27,507,989 share options under the 2019 incentive plan as of December 31, 2019, 2020 and 2021, which were deemed as ordinary shares from accounting’s perspective as they were granted on September 7, 2019 to replace vested restricted share units of the same amount under the 2014 and 2016 incentive plan, and those vested restricted share units had been deemed as ordinary shares previously. The details are set forth in Note 16 Share-based Compensation.

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

For the year ended December 31, 2020, the Group repurchased 519,845 ADSs or 12,996,125 ordinary shares for total consideration amounted to US$1.7 million (RMB 11.7 million) on the open market, at a weighted average price of US$3.3 per ADS.

For the year ended December 31, 2021, the Group repurchased 265,868 ADSs or 6,646,700 ordinary shares for total consideration amounted to US$ 0.9 million (RMB 5.8 million) on the open market, at a weighted average price of US$ 3.3 per ADS.

The Group accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of shareholders’ equity.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares

a.The following table summarizes the issuances of convertible redeemable preferred shares as of December 31, 2018.

		Issuance price
		per share
Name	Issuance date	RMB	Number of shares
Series A‑1 preferred shares	November 2011	0.01	62,273,127
Series A‑2 preferred shares	June 2012	0.06	81,008,717
Series B‑1 preferred shares	September 2015	1.24	200,241,529
Series B‑2 preferred shares	May 2016	3.21	11,674,379
Series B‑3 preferred shares	September 2015	1.24	12,141,515
Series B‑3 preferred shares	November 2016	3.12	7,220,212
Series B‑4 preferred shares	March 2016	3.21	7,004,073
Series B‑4 preferred shares	December 2016	3.21	2,334,688
Series C‑1 preferred shares	October 2017 to January 2018	1.53	164,876,000

b.In March 2019, 10,027,455 Series A-1 preferred shares held by one of the holders of Series A-1 preferred shares were re-designated to Series B-3 preferred shares, which were then transferred to a new investor for a total amount of RMB 27,140,000. The Group did not receive any proceeds from this transaction.

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

c.In April 2019, 17,215,818 and 11,643,239 ordinary shares held by the Founder who is also an employee of the Company, were re-designated to Series B-3 and Series B-4 preferred shares, respectively, which were then transferred to certain new investors for a total amount of RMB 30,896,752 and RMB 36,756,000, respectively. The Group did not receive any proceeds from this transaction.

The Group considered that such re-designation, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) difference between the fair value and the par value of the ordinary shares, amounted to RMB 29,956,000 and RMB 20,261,000 for the re-designation of ordinary shares into Series B-3 and Series B-4 preferred shares, respectively, against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; and 2) difference between the fair value of the preferred shares and the fair value of the ordinary shares, amounted to RMB 11,230,000 and RMB 15,554,000 for the re-designation of ordinary shares into Series B-3 and Series B-4 preferred shares, respectively, as share-based compensation expenses in the Company’s consolidated statements of comprehensive income/(loss).

d.To compensate the preferred shareholders for the dilution of their interests due to the adoption of the 2016 Incentive Plan set forth in Note 16, (i) in August 2019, immediately before the Reorganization, 15,553,793 ordinary shares and 12,927,101 vested restricted share units were re-designated to Series A-1, A-2, B-1, B-2 and B-3 preferred shares, which were then transferred to the existing holders of Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration. (ii) 67,311,809 Series A-1, A-2, B-1, B-2 and B-3 preferred shares in total were issued to the existing holders of Series A-1, A-2, B-1, B-2 and B-3 preferred shares without consideration.

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

e.After taking into account the transactions mentioned above, and pursuant to the Reorganization set forth in Note 1 (b), in August 2019, the Company issued 65,307,000, 101,261,000, 250,302,000, 14,593,000, 56,105,000, 20,982,000 and 164,876,000 shares of Series A-1, A-2, B-1, B-2, B-3, B-4 and C-1 preferred shares, respectively, to the same group of preferred shareholders of Beijing Duoke and Xieli as consideration in exchange for the respective similar equity interests that they held in Beijing Duoke. As set forth in Note 1 (c), the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statement or the original issue date, whichever is later.
f.In August 2019, the Company re-designated 12,545,000 ordinary shares held by the Founder to Series C-2 preferred shares, which were then transferred to one of the holders of Series C-1 preferred shares. The Company did not receive any proceeds from this transaction.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares (Continued)

g.In late September 2019, the Company issued 39,999,999 Series D preferred shares to certain preferred shareholders with an aggregate purchase price of US$24,000,000. The Series D preferred shares has the similar rights, preferences and privileges with Series C-1 preferred shares except that Series D preferred shares are senior to Series C-2, C-1, B-4, B-3, B-2, B-1, A-2, A-1 preferred shares in terms of dividend right, liquidation preference and redemption right.

Collectively, all the Series A-1, A-2, B-1, B-2, B-3, B-4, C-1, C-2 and D convertible redeemable preferred shares are referred to as the “Preferred Shares”.

h.Immediately upon the completion of the IPO, the Company converted all of Preferred Shares into Class A ordinary shares set forth in Note 12.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares (Continued)

In the event that any dividend is declared by the board, with respect to each Series A-1, A-2, B-1, B-2, B-3, B-4, C-1, and D preferred shareholders, excluding Series C-2 preferred shareholders, a non-cumulative dividend equal to the higher of (i) each series’ issue price × (1 + 8)% N, excluding the issue price, multiplied by the number of preferred shares held by the holders of such series preferred shares (where N is a fraction, the numerator of which is the number of calendar days between the issue date or the last date when a dividend was paid in full to the holders of such series of preferred shares (whichever is later) and the date on which the contemplated dividend is declared and the denominator of which is 365), and (ii) the dividend per share declared, multiplied by the number of preferred shares held by such series preferred shareholders.

No dividends on preferred and ordinary shares have been declared since the issue date through December 31, 2019, 2020 and 2021.

Liquidation preference

Subject to any applicable law, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or upon the occurrence of any deemed liquidation event, all assets and funds of the Company legally available for distribution to all the shareholders shall be distributed as follows:

The holders of preferred shares (exclusive of unpaid shares) shall be entitled to receive an amount per share equal to 100% of the issue price, plus all declared but unpaid dividends on such preferred shares, except for the holders of Series  D and C-1 preferred shares who shall be entitled to receive an amount per share equal to the higher of (i) such portion of the assets and funds of the Company as each share (on an as-converted basis) is entitled to on a pro-rata basis ; and (ii) the Series D and C-1 issue price × (1 + 12)%N, plus all declared but unpaid dividends on such Series D and C-1 preferred share (where N is a fraction, the numerator of which is the number of calendar days between the Series D and C-1 issue date and the date on which such distribution is made and the denominator of which is 365). If the assets and funds of the Company shall be insufficient to make payment of the foregoing amounts in full on holders of Series D and C-1 preferred shares, then such assets and funds shall be distributed among the holders of this category preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

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

The deemed liquidation events include any of the following events: (i) any consolidation, amalgamation, scheme of arrangement or merger of the Company or other reorganization in which the shareholders of the Company immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50)% of the surviving entity’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization; (ii) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group; (iii) any exclusive and irrevocable licensing or sale of all or substantially all of the Group’s intellectual property to a third party (except for the licensing or sale of the Company’s intellectual property in the ordinary course of business); (iv) cessation of the current primary business lines of the Group; (v) requisition or expropriation of any or all material assets of the Group by any governmental authority, which causes a material adverse effect; (vi) occurrence of material losses of any Group company which makes it unable to continue the business; and (vii) occurrence of material losses of any Group company due to force majeur, which makes it unable to continue the business in the foreseeable future; For the avoidance of doubt, the reorganization of the Company for the purpose of an IPO shall not be considered a liquidation event.

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

The redemption price of Series D and C-1 preferred shares would be equal to the sum of (a) the Series D and C-1 issue price × (1 + 10)%N, plus (b) any declared but unpaid dividends on a Series D and C-1 preferred share (where N is a fraction, the numerator of which is the number of calendar days between the Series D and C-1 issue date and the date on which such Series D and C-1 preferred shares are redeemed and the denominator of which is 365);

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

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion price of these Preferred Shares was higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent valuation firm.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Convertible Redeemable Preferred Shares (Continued)

The Group’s Preferred Shares activities for the years ended December 31, 2019, 2020 and 2021 are summarized as below:

				Re-designation	Re-designation		Re-designation of ordinary
			Accretions	of Series A-1	of ordinary		shares into Series A-1, A-2,
			of Preferred	into Series	shares into	Re-designation	B-1, B-2, B-3 preferred	Re-designation of	Conversion and	Balance as of
	Balance as	Issuance of	Shares to	B-3	Series B-3	of ordinary shares	shares, and issuance of	ordinary shares	re-designation	December 31,
	of January 1,	Preferred	redemption	preferred	preferred	into Series B-4	Series A-1, A-2, B-1, B-2, B-	into Series C-2	of Preferred	2019, 2020,
	2019	Shares	value	shares	shares	preferred shares	3 preferred shares	preferred shares	Shares	and 2021
Series A-1 Preferred Shares
Number of shares	62,273,127	—	—	(10,027,455)	—	—	13,061,328	—	(65,307,000)	—
Amount (RMB’000)	681	—	—	(110)	—	—	41,233	—	(41,804)	—
Series A-2 Preferred Shares
Number of shares	81,008,717	—	—	—	—	—	20,252,283	—	(101,261,000)	—
Amount (RMB’000)	13,500	—	—	—	—	—	63,994	—	(77,494)	—
Series B-1 Preferred Shares
Number of shares	200,241,529	—	—	—	—	—	50,060,471	—	(250,302,000)	—
Amount (RMB’000)	388,145	—	363,100	—	—	—	163,340	—	(914,585)	—
Series B-2 Preferred Shares
Number of shares	11,674,379	—	—	—	—	—	2,918,621	—	(14,593,000)	—
Amount (RMB’000)	45,000	—	(1,722)	—	—	—	10,044	—	(53,322)	—
Series B-3 Preferred Shares
Number of shares	19,361,727	—	—	10,027,455	17,215,818	—	9,500,000	—	(56,105,000)	—
Amount (RMB’000)	48,016	—	57,521	26,897	41,196	—	31,373	—	(205,003)	—
Series B-4 Preferred Shares
Number of shares	9,338,761	—	—	—	—	11,643,239	—	—	(20,982,000)	—
Amount (RMB’000)	36,000	—	4,845	—	—	35,822	—	—	(76,667)	—
Series C-1 Preferred Shares
Number of shares	164,876,000	—	—	—	—	—	—	—	(164,876,000)	—
Amount (RMB’000)	277,259	—	23,534	—	—	—	—	—	(300,793)	—
Series C-2 Preferred Shares
Number of shares	—	—	—	—	—	—	—	12,545,000	(12,545,000)	—
Amount (RMB’000)	—	—	—	—	—	—	—	36,977	(36,977)	—
Series D Preferred Shares
Number of shares	—	39,999,999	—	—	—	—	—	—	(39,999,999)	—
Amount (RMB’000)	—	169,750	1,852	—	—	—	—	—	(171,602)	—
Total number of Preferred Shares	548,774,240	39,999,999	—	—	17,215,818	11,643,239	95,792,703	12,545,000	(725,970,999)	—
Total amount of Preferred Shares (RMB’000)	808,601	169,750	449,130	26,787	41,196	35,822	309,984	36,977	(1,878,247)	—

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

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current income tax expense	22,978	373	155
Deferred taxation	(3,085)	3,391	(53)
Total	19,893	3,764	102

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as below:

	For the year ended December 31,
	2019	2020	2021
	%	%	%
Statutory EIT rate	25.00	25.00	25.00
Effect of non‑deductible expenses(1)	(386.74)	(5.78)	(6.60)
Tax incentives for research and development expense(2)	111.56	2.08	9.00
Tax incentives for wages of disabled staff	9.89	0.02	0.05
Preferential tax rate	—	1.15	0.48
Change in valuation allowance	(154.03)	(23.19)	(25.55)
Non-taxable item (3)	47.58	—	—
Tax rate difference from statutory rate in other jurisdictions	7.45	(0.72)	(2.49)
Others	8.72	0.07	—
Effective income tax rate	(330.57)	(1.37)	(0.11)
(1)	It is mainly comprised of share-based compensation expenses which are permanent differences.
(2)	According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2019, 2020 and 2021.
(3)	It is due to the disposal gain arising from the disposal of 36Kr Global Holding.

Composition of deferred tax assets

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets consist of the following components:

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000
Deferred tax assets - non‑current:
—Net operating tax losses carry forwards	30,536	46,031
—Allowances of doubtful accounts	18,906	18,702
—Property and equipment impairment	1,997	1,997
—Others	299	299
Total deferred tax assets	51,738	67,029
Less: valuation allowance	(51,738)	(67,029)
Total deferred tax assets, net	—	—

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Income Taxes (Continued)

As of December 31, 2021, the Group has incurred accumulated tax losses of RMB 234 million, increased from RMB 143 million as of December 31, 2020. The tax losses of the Group expire over different times intervals depending on local jurisdiction. As Beijing Duoke is recognized as HNTE, according to tax legislation released in 2018, the expiration year for tax losses has been extended from five years to ten years. Of these net tax losses carryforwards, RMB 11 million, RMB 28 million, RMB 81 million and RMB 114 million will expire in 2023, 2024, 2025 and after 2025, respectively, if not utilized. The Group believes that it is more likely that these net accumulated tax losses will not be utilized in the future. Therefore, the Group has provided full valuation allowance for the deferred tax assets amounted to RMB 67 million which arose from such net accumulated tax losses as of December 31, 2021.

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

16. Share-based Compensation

2019 Incentive Plan

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000. 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 incentive plan adopted by the Group before the Reorganization set forth in Note 1 (b) were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 incentive plan is expected to receive corresponding grants with similar terms except for the exercise price of US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of 2014 and 2016 incentive plan accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (s) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company granted 129,590,471, 5,125,000 and 32,765,413 share options for the years ended December 31, 2019, 2020 and 2021, respectively, to certain directors and senior management.

In June 2021, the Company amended 2019 Incentive Plan with the approval of the board of directors, pursuant to which the maximum aggregate number of ordinary shares which may be issued under the updated 2019 Share Incentive Plan is 162,186,000.

Options granted to employees under the updated 2019 Incentive Plan were subject to both service condition and performance condition with various vesting schedules ranging from immediate to 4 years, and will be expired in ten years. For the share options with performance condition, an evaluation is made each quarter as to the likelihood of performance condition being met.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Share-based Compensation (Continued)

The Company uses binomial option pricing model to determine the fair value of share options with the assistance of an independent third-party valuation firm. The estimated fair value of each share option granted is estimated with the following assumptions:

	For the year ended December 31,
	2019	2020	2021
Expected volatility	50.22%	50.22%	49.29%-50.47%
Expected dividend yield	—	—	—
Contractual term (in year)	10	10	10
Risk-free interest rate	1.66%	1.66%	1.38%-1.45%

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

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2019, 2020 and 2021:

		Weighted		Weighted average
		average exercise	Aggregate intrinsic	remaining
	Number of	price US$ per	value	contractual
	shares	share	US$	years
Outstanding at December 31, 2018	—	—	—	—
Granted during the year	129,590,471	0.0001
Exercised during the year	—	—
Forfeited during the year	(3,187,546)	0.0001
Outstanding at December 31, 2019	126,402,925	0.0001	37,352,064	9.68
Granted during the year	5,125,000	0.0001
Exercised during the year	(36,613,500)	0.0001
Forfeited / Cancelled during the year	(6,674,341)	0.0001
Outstanding at December 31, 2020	88,240,084	0.0001	9,847,593	8.77
Granted during the year	32,765,413	0.0001
Exercised during the year	(18,031,675)	0.0001
Forfeited / Cancelled during the year	(8,143,392)	0.0001
Outstanding at December 31, 2021	94,830,430	0.0001	4,324,268	8.44
Exercisable at December 31, 2021	56,003,331	0.0001

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Share-based Compensation (Continued)

The weighted average grant date fair value of share options granted for the years ended December 31, 2019, 2020 and 2021 were RMB 3.81, RMB 0.78 and RMB 0.54, respectively. For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized for share options granted were RMB 61.25 million, RMB 39.28 million and RMB 15.02 million, respectively. Nil, 36,613,500 and 18,031,675 share options granted were exercised for the years ended December 31, 2019, 2020 and 2021, respectively.

As mentioned above, certain vested restricted share units under 2014 and 2016 incentive plan have been replaced by the same amount of share options (“Replacement Share Options”) granted on September 7, 2019 under the 2019 Incentive Plan, which were vested immediately upon the grant. Before the modification, those vested restricted share units were deemed as ordinary shares from the accounting’s perspective. As a result, the corresponding Replacement Share Options were continuously deemed as ordinary shares in the consolidated statements of changes in shareholders’ (deficit)/equity, as they had no vesting conditions or contingencies upon the grant and were issuable for little to no consideration. Options subsequently granted under the 2019 Incentive Plan, regardless vested or not, were viewed as options until they are exercised. Among the 36,613,500 and 18,031,675 share options legally exercised in 2020 and 2021, there were 24,474,535 and 7,475,213 shares Replacement Share Options included.

As of December 31, 2021, the unrecognized share-based compensation expense related to unvested share options granted was RMB 24.17 million. Total unrecognized share-based compensation expenses are expected to be recognized over a weighted average period of 1.02 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 12,710,395 as of December 31, 2021.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021 have been calculated in accordance with ASC 260 as follows:

	For the years ended
	December 31,
	2019	2020	2021
Net loss per ordinary share - basic:
Numerator (RMB’000):
Net loss attributable to 36Kr Holdings Inc.	(25,911)	(279,342)	(90,609)
Accretion on redeemable non‑controlling interests to redemption value	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	156	(889)	1,038
Net loss attributable to ordinary shareholders of 36Kr Holdings Inc.- basic	(850,441)	(280,231)	(89,571)
Denominator:
Weighted average number of ordinary shares outstanding	368,159,249	1,019,316,944	1,025,068,349
Denominator used in computing net loss per share - basic	368,159,249	1,019,316,944	1,025,068,349
Net loss per ordinary share: - basic (RMB)	(2.310)	(0.275)	(0.087)
Net loss per ordinary share – diluted:
Numerator (RMB’000):
Net loss attributable to ordinary shareholders of 36Kr Holdings Inc.- basic	(850,441)	(280,231)	(89,571)
Net loss attributable to ordinary shareholders - diluted	(850,441)	(280,231)	(89,571)
Denominator:
Denominator used in computing net loss per share - basic	368,159,249	1,019,316,944	1,025,068,349
Denominator used in computing net loss per share - diluted	368,159,249	1,019,316,944	1,025,068,349
Net loss per ordinary share - diluted (RMB)	(2.310)	(0.275)	(0.087)

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Basic and Diluted Net Loss Per Share (Continued)

For the years ended December 31, 2020 and 2021, there is no anti-dilutive effects that should be excluded from the computation of diluted loss per share.

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	For the years ended
	December 31,
	2019	2020	2021
Preferred Shares	518,830,264	—	—
Share‑based awards	30,484,784	—	—
Total	549,315,048	—	—

18. Commitments and Contingencies

(a) Commitments

Operating lease commitments

The Group leases offices and fulfillment infrastructures under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 11.

Capital and other commitments

The Group did not have material capital and other commitments as of December 31, 2021.

(b) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2021, the Group is not a party to any legal or administrative proceedings, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

19. Related Party Transactions

In 2020, the Group purchased information and data services amounted to approximately RMB 3.0 million from Jiangsu Jingzhun Digital Information Industry Development Co., Ltd. ("Jiangsu Jingzhun", previously known as "Beijing Venture Glory Information Technology Co.,Ltd.”), whose chairman of board of directors is a co-founder of the Group. As of December 31, 2020, the amount due to Jiangsu Jingzhun was nil.

In 2019, 2020 and 2021, the Group earned revenue for providing advertising and enterprise value-added services to Jiangsu Jingzhun amounted to approximately RMB 5.0 million, RMB 0.8 million and RMB 1.7 million, respectively. As of December 31,2020 and 2021, the amount due from Jiangsu Jingzhun were RMB 58 thousand and RMB 1.3 million, respectively.

In 2020, the Group purchased advertising and information services from 36Kr Global Holding and paid salary and other expenses on behalf of 36Kr Global Holding, which amounted to approximately RMB 1.4 million and RMB 1.5 million, respectively. As of December 31, 2020 and 2021, the amount due to 36Kr Global Holding were approximately RMB 0.5 million and nil, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Related Party Transactions (Continued)

In 2021, interest income amounted to approximately RMB 47 thousand was generated from Shanghai Xuanke for offering the short-term loan amounted to RMB 2.0 million. As of December 31, 2021, the amount due from Shanghai Xuanke for short-term loan was RMB 2.0 million, which was repaid subsequently in January and February 2022. In 2021, the Group purchased video production services from Shanghai Xuanke amounted to RMB 1.1 million. As of December 31, 2021, the amount due to Shanghai Xuanke was RMB 1.2 million.

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 186.06 million and RMB 134.03 million as of December 31, 2020 and 2021, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company's shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company's subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2019, 2020 and 2021.

21. COVID -19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. As the pandemic continues its impact throughout the world, it impacts the operation of the Group’s business especially the delay or cancellation of offline events and offline training. The business and financial position of certain of the Group’s customers were also affected, which adversely affected the financial results of the Group, including but not limited to negative impact to the Group’s total revenues, slower collection of receivables, additional allowance for credit losses, and impairment to the Company’s long-term assets.

The Group will continue to monitor and assess the impact of the ongoing development of the pandemic on the Group’s financial condition and operating results.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Subsequent Event

Investment in Changsha Benweixianwu Brand Management Co., Ltd. (“Benweixianwu”)

In February 2022, the Group entered into an investment agreement with Benweixianwu, which primarily engages in operating of high-end low-temperature meat products. Pursuant to this agreement, the Group subscribed 21,200 newly issued ordinary shares with total consideration of RMB 5.0 million, which was paid on February 25, 2022. After the subscription, the Group owned 1.66% equity interests in Benweixianwu. The Group has no significant influence over Benweixianwu. The investment was recorded using measurement alternative defined as cost, less impairment plus or minus subsequent adjustment for the observable price changes, as the readily determinable fair values cannot be obtained with reasonable efforts.

Investment in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”) and disposal of Dianqier

In March 2022, the Group, as one of the investors in the round B financing of Hangzhou Jialin, acquired its 7.273% equity interests by transferring the 100% equity interests the Group held in Dianqier to Hangzhou Jialin, which is a fresh produce supply chain solution provider in China. The subscription price is the same for the Company and other independent investors in this financing round. The fair value of equity interests the Group acquired is RMB 40 million. The Group expects to recognize approximately RMB 36 million of gain arising from such investment and disposal in the first quarter of 2022.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2021.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Condensed Financial Information of the Company (Continued)

Condensed Balance Sheet

	December 31,	December 31,
	2020	2021
	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	48,510	31,833
Amount due from inter-company entities	—	468
Receivables due from related parties	29	10
Prepayments and other current assets	181	180
Non‑current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	351,816	285,624
Total assets	400,536	318,115
Current liabilities:
Amount due to inter-company entities	14,762	14,463
Salary and welfare payables	—	361
Accrued liabilities and other payables	4,953	3,886
Total liabilities	19,715	18,710
Commitments and Contingencies (Note 18)
Shareholders' equity：
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 884,846,745 shares issued and 871,850,620 shares outstanding as of December 31, 2020; 4,903,917,300 shares authorized, 907,346,745 shares issued and 893,706,595 shares outstanding as of December 31, 2021)	621	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	66	66
Additional paid-in capital	2,040,693	2,049,448
Treasury stock (US$ 0.0001 par value; 15,557,593 shares and 16,201,618 shares as of December 31, 2020 and 2021, respectively)	(14,081)	(13,598)
Accumulated deficit	(1,638,581)	(1,728,152)
Accumulated other comprehensive loss	(7,897)	(8,987)
Total 36Kr Holdings Inc.'s shareholders’ equity	380,821	299,405
Total liabilities and shareholders’ equity	400,536	318,115

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Condensed Financial Information of the Company (Continued)

Condensed Statement of Operations and Comprehensive Loss

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Operating expenses:
Sales and marketing expenses	—	(55)	(282)
General and administrative expenses	(2,435)	(9,439)	(9,269)
Total operating expenses	(2,435)	(9,494)	(9,551)
Loss from operations	(2,435)	(9,494)	(9,551)
Other income/(expenses):
Share of loss from subsidiaries, VIE and subsidiaries of VIE	(23,797)	(272,297)	(80,559)
Interest income	484	983	64
Interest expense	(73)	(14)	(70)
Others, net	66	591	545
Loss before income tax	(25,755)	(280,231)	(89,571)
Income tax expense	—	—	—
Net loss	(25,755)	(280,231)	(89,571)
Accretion on redeemable non-controlling interests to redemption value	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(449,130)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	(26,787)	—	—
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares, and issuance of Series A-1, A-2, B-1, B-2, B-3 convertible redeemable preferred shares	(309,984)	—	—
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	(36,977)	—	—
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(850,441)	(280,231)	(89,571)

Condensed Statement of Cash Flows

	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(1,604)	(3,298)	(9,857)
Net cash used in investing activities	(210,769)	(77,536)	—
Net cash provided by/(used in) financing activities	371,659	(27,360)	(5,773)
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	(248)	(2,334)	(1,047)
Net increase/(decrease) in cash and cash equivalents	159,038	(110,528)	(16,677)
Cash and cash equivalents at beginning of the year	—	159,038	48,510
Cash and cash equivalents at end of the year	159,038	48,510	31,833

The Condensed Financial Information of the Company for the year ended December 31, 2019 has been revised to correct an immaterial error related to presentation of cash flows of investment in subsidiaries. Such cash flow was previously presented in error as cash flows in financing activities of the Company and has been revised to cash flows in investing activities of the Company. The impact of the above presentation error was not material to the previously issued financial statements taken as a whole.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Condensed Financial Information of the Company (Continued)

The following table presents the summary information of the revision:

	Condensed Statement of Cash Flows
	for the year ended December 31, 2019
	As reported	Revision	As revised
	RMB'000	RMB'000	RMB'000

Net cash used in investing activities	(123,599)	(87,170)	(210,769)
Net cash provided by financing activities	284,489	87,170	371,659