Form 20-F
period 2022-12-31
36Kr Holdings Inc.
filed 2023-04-26
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

974,468,470 ordinary shares, comprised of 878,385,770 Class A ordinary shares, par value US$0.0001 per share, and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report or attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐                   No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“ADSs” refers to the American depositary shares, each representing 25 of our Class A ordinary shares;
●	“Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd, incorporated in the PRC on June 25, 2019;
●	“Beijing Duoke”, “variable interest entity” or “VIE” refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December 2016;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refer to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Taiwan, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“JingData” refers to Jiangsu JingZhun Digital Information Industry Development Co. Ltd; that used to named Beijing Venture Glory Information Technology Co., Ltd;
●	“KOL” refers to key opinion leader;
●	“New Economy” refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models;
●	“New Economy companies” refers to companies driven by cutting-edge technology and innovative business models;
●	“New Economy participants” refers to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy;
●	“ordinary shares” as of the date hereof refers to our Class A ordinary shares of par value US$0.0001 per share and Class B ordinary shares of par value US$0.0001 per share;
●	“PRC subsidiaries” refer to Tianjin Duoke and Beijing Dake, in the context of describing of their activities;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., incorporated in the PRC On May 21, 2019;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“36Kr”, “we,” “us,” “our company,” and “our,” refer, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing its consolidated financial information, business operations and operating data, the VIE (or, where the context requires, its predecessors).

ii

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2023, the noon buying rate for Renminbi was RMB6.8920 to US$1.00.

iii

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	status of the COVID-19 pandemic;
●	general economic and business condition in China; and
●	assumptions underlying or related to any of the foregoing.

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

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

36Kr Holdings Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entity, or the VIE. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIE to operate a significant portion of our business. This structure allows us to be considered the primary beneficiary of the VIE for accounting purposes, which serves the purpose of consolidating the VIE’s operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. Shareholders holding 99% equity interests of the VIE are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “36Kr” refers to 36Kr Holdings Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE, “Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., “Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd., and “Beijing Duoke” refers to Beijing Duoke Information Technology Co. Ltd. We refer to Tianjin Duoke and Beijing Dake as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Duoke as the VIE in the context of describing its activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of revenues generated by the VIE accounted for 100%, 100% and 99%, respectively, of our total net revenues. As of December 31, 2020, 2021 and 2022, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 84%, 83% and 87% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainty on whether the U.S. Public Company Accounting Oversight Board, or PCAOB, will continue to be able to satisfactorily inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PRC government may also influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations without limitations, subject to satisfaction of applicable government registration and approval requirements. Loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. See “Item 4 Information on the Company — 4.A. History and Development of the Company — Our Corporate History.”

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

Below please find a summary of the principal risks we face, organized under relevant headings. Please see “Item 3. Key Information—D. Risk Factors” and other information included elsewhere in this annual report for a discussion of these and other risks and uncertainties that we face.

Risks Related to Our Business and Industry

●	We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date. For details, see page 5 of this annual report.
●	We are subject to risks associated with operating in the rapidly evolving New Economy sectors. For details, see page 6 of this annual report.
●	The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business. For details, see page 6 of this annual report.
●	If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected. For details, see page 6 of this annual report.
●	We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit. For details, see page 6 of this annual report.
●	Our business could suffer if we are unable to retain or hire quality in-house writers and editors. For details, see page 7 of this annual report.
●	Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations. For details, see page 7 of this annual report.

●	Our business, prospects and financial results may be affected by our relationship with third-party platforms. For details, see page 7 of this annual report.
●	If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 7 of this annual report.
●	If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected. For details, see page 8 of this annual report.

Risks Related to Our Corporate Structure

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see page 21 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 22 of this annual report.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For details, see page 23 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 25 of this annual report.
●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business. For details, see page 25 of this annual report.

Risks Related to Doing Business in China

●	Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect us. For details, see page 26 of this annual report.
●	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 27 of this annual report.
●	Certain judgments obtained against us by our shareholders may not be enforceable in China. For details, see page 27 of this annual report.
●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For details, see page 28 of this annual report.

Risks Related to the ADSs

●	We believe that we were likely a passive foreign investment company (“PFIC”) for 2022, and due to the current trading prices of our ADSs there is a significant risk that we will be a PFIC for 2023 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 37 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 38 of this annual report.
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. For details, see page 38 of this annual report.
●	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page 38 of this annual report.

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

We distribute certain of our content through our accounts on leading third-party Internet and social networking platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili. These third-party platforms enable us to effectively extend our user reach and enhance our influence. In the twelve-month period ended December 31, 2022, we achieved an average monthly followers of 28.7 million. To the extent that we fail to leverage such third-party channels, our ability to attract or retain users may be harmed. If our relationship with these third-party platforms deteriorates or is terminated or we fail to establish or maintain relationships with them on commercially viable terms, we may not be able to quickly locate alternative channels. As a result, the aforementioned circumstances may limit our ability to continue growing our user base and have a material adverse effect on our business, financial condition and results of operations.

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

We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 44.7%, 67.8% and 68.7% of our total revenues in 2020, 2021 and 2022, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase the pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities. In addition, if our customers unable to pay us in a timely manner or any failure in managing such credit risk may adversely affect our liquidity and cash flows, which in turn has an adverse effect on our business operations and financial condition.

COVID-19 outbreaks may adversely affect our business.

The global outbreak of the COVID-19 pandemic has a significant negative impact on the global economy since early 2020. COVID-19 had a severe and negative impact on the global economy in 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition. As of the date of this annual report, we have experienced certain adverse impacts from the spread of COVID-19, such as disruption of our offline event and the curtailment of advertising expenditures by certain customers, which adversely affected our financial results, including but not limited to slower revenue growth and collection of receivables, additional allowance for credit losses and impairment to our long-term assets. In light of the recent developments, we have resumed part of our offline business operations such as events and training since January 2023. In addition, we are continuing to partner with those clients that are less impacted or experience booming demand due to the containment measures, including clients in e-commerce, education, entertainment, retail, telecommuting, and enterprise services industries. We will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our financial condition and liquidity. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in mainland China, may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. In addition, the direct shareholders of the VIE are PRC incorporated entities rather than PRC individuals. Therefore, the upward ownership structure and ultimate beneficial parties of such shareholders may vary from time to time, and we or the VIE may not be informed or aware of such variations. If any such change results in direct or indirect foreign stake in any of the shareholders of the VIE, the VIE may not be eligible for maintaining certain existing licenses to operate business where foreign investment is prohibited or restricted.

Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture and Tourism, or the MOCT, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT), the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

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

We plan to apply for the Internet news information license from the CAC through the VIE when it is feasible to do so. As advised by our PRC legal advisor, current requirements for applying the Internet news information license include, among others, having a state-owned shareholder. As of the date of this annual report, we are not eligible for applying such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet news information license. However, even if we are eligible for applying, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business and our results of operations and financial condition could be materially and adversely affected. As of the date of this annual report, we are not in the process of applying for the Internet news information license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company—4.B. Business Overview—RegulationRegulations on Internet Audio-visual Program Services.”’

We provide our content in various formats, including audio and video, on our platform and several third parties platform. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. As advised by our PRC legal advisor, current requirements for applying the Internet audio-visual program transmission license include, among others, being a state-owned or a state-controlled entity. As of the date of this annual report, we are not eligible for applying such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet audio-visual program transmission license. We plan to apply for the Internet audio-visual program transmission license when feasible to do so. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this annual report, we are not in the process of applying for the Internet audio-visual program transmission license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

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

We are planning to apply for the Internet publishing license for our business operation and we have been continuously communicating with the competent authorities, and will apply for it when it is feasible to do so. As advised by our PRC legal advisor, current requirements for applying the Internet publishing license include, among others, having a certain number of employees with technical and vocational qualifications for the profession of publishing and other related professions as approved by the SAPPRFT. As of the date of this annual report, we are not eligible for applying such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet publishing license. However, even if we are eligible for applying, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this annual report, we are not in the process of applying for the Internet publishing license as our employees are still in the process of obtaining the requisite qualifications and we cannot predict when such qualifications will be obtained. In addition, we have not received any notice of warning or been subject to material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the license, which have had a material adverse impact on our business. However, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

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

We have incurred expenses on a variety of marketing and branding activities. In 2020, 2021 and 2022 we incurred RMB140.7 million, RMB143.9 million and RMB122.1 million (US$17.7 million) in sales and marketing expenses, accounting for 36.4%, 45.4% and 37.9% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

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

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB17.1 million in 2020, net cash provided by operating activities of RMB195.0 million in 2021 and net cash used in operating activities of RMB5.0 million (US$0.7 million) in 2022. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2022, accounts receivable amounted to RMB158.1 million (US$22.9 million) has been derived from the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview—Our Business Services.” We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

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

In addition, we operate our platform primarily through the VIE and its subsidiaries, and our ability to monitor content as described above depends in large part on the experience and skills of the management of, and our control over, those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.”

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

We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. We may also get involved in legal disputes, claims or litigation in connection with our major corporate actions. For example, in connection with our reorganization in August 2019, shareholders of Xieli Zhucheng are entitled to designate an entity to subscribe for and/or receive shares of our company reflecting their respective indirect ownership percentages in the VIE before completion of the reorganization. A certain shareholder of Xieli Zhucheng, however, has not officially responded to Xieli Zhucheng’s request for such designation. As such, Xieli Zhucheng designated an offshore entity to hold the shares that such shareholder is entitled to receive in the reorganization, which represent approximately 1.5% of our total outstanding shares as of the date of this annual report, pending further instructions from such shareholder. We cannot assure you, however, that such shareholder will be satisfied with such arrangement or will not file any claim or lawsuit against Xieli Zhucheng or us to claim for damages or even challenge the validity of the reorganization and our contractual arrangements with the VIE.

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

A considerable portion of our revenues is derived from a limited number of our customers. For details, see Note 4 “Concentrations and Risks” to our consolidated financial statements. Some of our customers may choose to place orders to us via third-party agencies, through which we provided advertising and other services to various enterprises they represent. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers or agencies. It may not be possible for us to predict the future level of demand for our services by our largest customers. Actions taken by our largest customers to exploit their comparably superior bargaining position when negotiating for renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customers may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customers on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our services or risk losing our largest customers, which could have an adverse effect on our revenues and margins, and could negatively affect our financial position and results of operations and/or trading price of our ADSs.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may conclude that our internal control over financial reporting is not effective. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In 2020, 2021 and 2022, we recorded RMB39.3 million, RMB15.0 million and RMB13.9 million(US$2.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is significant for us to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (the “Negative List 2021”) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial Internet content provider or other value-added telecommunication services provider other than an e-commerce services provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication services provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in Internet dissemination, Internet content provision, Internet news information services, online publishing businesses, certain Internet culture businesses, Internet audio-visual programs businesses and production and operation of radio and television programs. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Foreign Investment Law”

We are a Cayman Islands company and our subsidiary in China is currently considered a foreign-invested enterprise. Accordingly, in practice, our PRC subsidiary is not eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIE and its subsidiaries. Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with the VIE and its shareholders, which enables us to be considered as the primary beneficiary of the VIE for accounting purposes. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services and other foreign prohibited services or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and the VIE;
●	imposing fines, confiscating the income from our PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to be considered the primary beneficiary of the VIE for accounting purposes;
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

Shareholders holding 99% of the registered share capital of the VIE are affiliated with our Company or affiliated with certain shareholders of the Company. Particularly, Tianjin Zhanggongzi Technology Partnership (L.P.) controlled by Mr. Liu Chengcheng, the Founder and a shareholder of the Company, owns 61.56% of equity interest of the VIE, Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 23.08% of equity interest of the VIE, and Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 14.36% of equity interest of the VIE. The enforceability of the contractual agreements between us, the VIE and its shareholders depends to a large extent upon whether the VIE and its shareholders will fulfil these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected.

In November 2022, Beijing Cultural Investment Development Group Asset Management Co., Ltd. (“BCI”), made an investment of RMB32,492 in Beijing Duoke for 1% of Beijing Duoke’s registered capital. Such minority stake holder is not a party to the contractual arrangements that are currently in effect among 36Kr, Beijing Duoke and Beijing Duoke’s other shareholders. As such, despite the fact that we will still be able to enjoy economic benefits and are considered as the primary beneficiary of Beijing Duoke and its subsidiaries, we will not be able to purchase or have BCI pledge its 1% equity interests in Beijing Duoke in the same manner as agreed under existing contractual arrangements, nor will we be granted the authorization of voting rights over these 1% equity interests. We believe that we will continue to be the primary beneficiary of Beijing Duoke for accounting purposes and consolidate its operating results in our financial statements under U.S. GAAP after the issuance of such 1% equity interests.

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

Furthermore, we conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

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

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which became effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures will become effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it consequently seeks to conduct a follow-on offering.

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

We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

We rely on contractual arrangements with the VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIE and its subsidiaries constituted substantially all of our revenues in 2020, 2021 and 2022.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we expect to rely on the performance by the VIE and its shareholders of their respective obligations under the contracts. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks will exist throughout the period in which we operate our business through the contractual arrangements with the VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect us.”

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and the VIE were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose additional tax liability on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIE.

As part of our contractual arrangements with the VIE, the VIE holds certain assets, licenses and permits that are material to our business operations, including without limitation permits, licenses, domain names and most of our IP rights. The contractual arrangements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event that the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

The enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect us.

The PRC legal system is a civil law system based on written statutes. The interpretations and enforcement of laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. The PRC government has recently published new policies that adversely affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further affect our business, financial condition and results of operations. Furthermore, the CSRC published the Overseas Listing Measures, under which a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole..

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

Any adverse changes in economic conditions in China or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and operating results.

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

Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. This would also substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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

We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and the VIE, or to make additional capital contributions to our PRC subsidiary.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange and Offshore Investment.”’

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE, the National Development and Reform Commission, or the NDRC, or MOCT branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or outbound investment filings. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration or outbound investment filings requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC or MOCT regulations. Failure by such shareholders or beneficial owners to comply with SAFE, NDRC or MOCT regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

The daily closing trading prices of our ADSs ranged from US$0.50 to US$2.39 per ADS in 2022. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities In addition, ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company. ”

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

We believe that we were likely a passive foreign investment company (“PFIC”) for 2022, and due to the current trading prices of our ADSs there is a significant risk that we will be a PFIC for 2023 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other active assets. We have not obtained valuations of our assets (including goodwill) for 2022. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2022, we believe that we were likely a PFIC for our taxable year of 2022 if the value of our assets is determined by reference to our market capitalization. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2023, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill should be treated as an active asset is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if our VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons there can be no assurance regarding our PFIC status for any taxable year even if our market capitalization increases. If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A ordinary shares, we will generally continue to be a PFIC with respect to that investor for all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status, unless certain elections are timely made by the investor. In addition, a U.S. holder of our ADSs or Class A ordinary shares will be subject to reporting obligations with respect to its ownership of PFIC stock. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

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

In September 2019, we entered into a series of contractual arrangements through Beijing Dake and Beijing Duoke (the VIE) and its shareholders in order to control the VIE. The VIE conducts substantially all of our operations in China. Our contractual arrangements with the VIE and its shareholders have enabled us to be considered the primary beneficiary of the VIE for accounting purposes. For more details, including risks associated with the VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. If the CSRC, CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not been subject to any fines or other penalties due to breach or incidents of cybersecurity or data privacy and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. In addition, (a) from time to time we have been communicating with the competent authorities, including the local branch of the CAC, and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements or apply for cybersecurity review as applicable; (b) we will continuously improve our data security protection technologies and internal control procedures and engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. Based on the foregoing analysis, we believe under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the Nasdaq. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures.

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

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through Beijing Dake, our subsidiary incorporated in the PRC, and the VIE. Beijing Dake controls Beijing Duoke, the VIE in the PRC, through a series of contractual arrangements. We conduct a significant portion of our businesses in China through Beijing Duoke. It is the VIE that holds our key operating licenses, provides services to our customers, and enters into contracts with our suppliers. We operate our businesses this way because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. These contractual arrangements entered into with the VIE allow us to be considered the primary beneficiary of the VIE for accounting purposes. These contractual arrangements include the exclusive purchase option agreement, powers of attorney, equity pledge agreement, and exclusive business cooperation agreement. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE for accounting purposes, and consolidate its operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIE who is owned by certain nominee shareholders and BCI. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.

Permits and Permission Required from the PRC Authorities

As advised by our PRC legal advisor, Jingtian & Gongcheng, except as disclosed in “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.” and “Item 3. Key Information-3.D. Risk Factors- Risk Related to Our Business and Industry- Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition”, we believe our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we, our PRC subsidiaries or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we, our PRC subsidiaries or the VIE had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we, our PRC subsidiaries and the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us, our PRC subsidiaries or the VIE to fines and other regulatory, civil or criminal liabilities, and we, our PRC subsidiaries and the VIE may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. In addition, there can be no assurance that we, our PRC subsidiaries and the VIE will be able to maintain our existing licenses, approvals, registrations, permits or filings necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we, our PRC subsidiaries and the VIE fail to do so, our business, financial condition and operational results may be materially and adversely affected. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among 36Kr Holdings Inc., our subsidiaries, and the VIE in 2020, 2021 and 2022.

36Kr Holdings Inc.
(Cayman Islands)
Capital Contributions
36Kr Holding Limited (British Virgin Islands)
Capital Contributions
36Kr Holdings (HK) Limited
(Hong Kong)
Offshore
Capital Contributions
Onshore
Tianjin Duoke Investment Co., Ltd.
("Tianjin Duoke")
Capital Contributions
Service fee
Beijing Dake Information Technology
Co., Ltd. ("Beijing Dake")
Beijing Duoke Information
Technology Co. Ltd.
("Beijing Duoke")
Loans
Equity Interest
Contractual agreements
Fund flow

Note:

(1) Under relevant PRC laws and regulations, we are permitted to remit funds to our VIE through loans rather than capital contributions. In 2020, 2021 and 2022, the loan paid by the PRC subsidiaries to the VIE amounted to RMB35.9 million, RMB25.0 million and nil, respectively.

As of December 31, 2022, 36Kr Holdings Inc. had made cumulative capital contributions of US$41.0 million to subsidiaries of the parent company (the “Parent”), and were accounted for as long-term investments of 36Kr Holdings Inc, including US$6.0 million injected through intermediate holding company into 36Kr Global Holding, an associate of the group, and US$35.0 million to the PRC subsidiaries. As of December 31, 2022, the loan balance owed under the VIE agreements was nil. In 2020, 2021 and 2022, the VIE transferred nil, nil and RMB10.0 million (US$ 1.4 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Dake, our PRC subsidiary, provided the VIE with technical support, consulting services and other services related to the VIE’s business, including business management, daily operations, strategic planning, among others.

As of December 31, 2020, 2021 and 2022, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB50.7 million, RMB76.0 million and RMB155.3 million (US$22.5 million). There were no other assets transferred between VIE and non-VIEs in 2020, 2021 and 2022.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the year ended December 31,
	2020						2021						2022
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
Condensed Consolidating Schedule of Results of Operations
Inter-company revenues (Note 1)	—	—	31,535	—	(31,535)	—	—	962	23,820	25	(24,807)	—	—	25,211	59,104	—	(84,315)	—
Third-party revenues (Note 2)	—	—	—	386,861	(97)	386,764	—	180	—	316,632	(33)	316,779	—	1,584	387	320,526	—	322,497
Cost of revenues (Note 1)	—	—	(10,135)	(282,772)	31,535	(261,372)	—	(724)	(5,273)	(147,654)	24,807	(128,844)	—	(909)	(9,556)	(211,698)	84,315	(137,848)
Gross profit	—	—	21,400	104,089	(97)	125,392	—	418	18,547	169,003	(33)	187,935	—	25,886	49,935	108,828	—	184,649
Operating expenses	(9,494)	(26)	(99,027)	(284,163)	—	(392,710)	(9,551)	(18,768)	(63,473)	(190,249)	—	(282,041)	(11,602)	(17,237)	(68,363)	(131,984)	—	(229,186)
Income/(loss) from operations	(9,494)	(26)	(77,627)	(180,074)	(97)	(267,318)	(9,551)	(18,350)	(44,926)	(21,246)	(33)	(94,106)	(11,602)	8,649	(18,428)	(23,156)	—	(44,537)
Other income/(expenses):
Income/(loss) from subsidiaries (Note 3)	(272,297)	(248,592)	—	—	520,889	—	(80,559)	(56,676)	—	—	137,235	—	31,888	23,691	-	-	(55,579)	-
Income/(loss) from VIEs (Note 3)	—	—	(171,340)	—	171,340	—	—	—	(12,923)	—	12,923	—	—	—	40,959		(40,959)
Share of income/(loss) from equity method investments (Note 2)	—	(23,599)	—	—	97	(23,502)	—	(5,532)	—	26	33	(5,473)	—	(472)	—	523		51
Gain on disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38,019	—	38,019
long-term investment income/(loss), net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,964	—	15,964
Short-term investments income	—	—	443	1,416	—	1,859	—	2	715	1,768	—	2,485	—	2	735	1,262	—	1,999
Others, net	1,560	(80)	(118)	12,021	—	13,383	539	(3)	449	5,602	—	6,587	1,657	18	425	9,402	—	11,502
Income/(Loss) before income tax	(280,231)	(272,297)	(248,642)	(166,637)	692,229	(275,578)	(89,571)	(80,559)	(56,685)	(13,850)	150,158	(90,507)	21,943	31,888	23,691	42,014	(96,538)	22,998
Income tax (expenses)/credit	—	—	50	(3,814)	—	(3,764)	—	—	9	(111)	—	(102)	—	—	—	(361)	—	(361)
Net income/(loss)	(280,231)	(272,297)	(248,592)	(170,451)	692,229	(279,342)	(89,571)	(80,559)	(56,676)	(13,961)	150,158	(90,609)	21,943	31,888	23,691	41,653	(96,538)	22,637

Note 1: The eliminations are mainly related to inter-company services fee charged among subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE.

Note 2: The eliminations are mainly related to unrealized gains attributable to transactions between the VIE and an associate of the subsidiaries of the Parent.

Note 3: It represents the eliminations of the investment income/(loss) picked up from subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

	For the year ended December 31,
	2021						2022
			Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals

Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	31,833	2,416	20,669	42,047	—	96,965	23,365	2,644	14,843	101,659	—	142,511
Restricted cash	—	—	—	—	—	—	—	—	—	100	—	100
Short‑term investments	—	101	20,022	99,017	—	119,140	—	—	20,023	22,247	—	42,270
Accounts receivable, net	—	175	—	179,986	—	180,161	—	25	—	197,503	—	197,528
Amount due from inter-company entities (Note 4)	468	1,020	147,941	16,137	(165,566)	—	515	26,723	148,802	16,361	(192,401)	—
Investments in subsidiaries(Note 5)	285,624	287,974	—	—	(573,598)	—	333,418	318,097	—	—	(651,515)	—
Controlling financial interests in VIEs (Note 5)	—	—	110,976	—	(110,976)	—	—	—	153,183	—	(153,183)	—
Long-term investments, net	—	10,466	—	30,976	—	41,442	—	10,923	—	126,434	—	137,357
Operating lease right-of-use assets, net	—	—	—	13,818	—	13,818	—	—	—	30,911	—	30,911
Other assets	190	6	116	49,897	—	50,209	159	37	104	20,394	—	20,694
Total assets	318,115	302,158	299,724	431,878	(850,140)	501,735	357,457	358,449	336,955	515,609	(997,099)	571,371

Amount due to inter-company entities (Note 4)	14,463	7,635	137	143,331	(165,566)	—	16,149	20,297	137	155,818	(192,401)	—
Accounts payable	—	197	—	56,069	—	56,266	—	—	—	53,465	—	53,465
Short-term bank loan	—	—	—	5,000	—	5,000	—	—	—	9,950	—	9,950
Salary and welfare payables	361	8,646	9,150	37,631	—	55,788	592	3,220	14,394	33,998	—	52,204
Taxes payable	—	56	1,469	11,311	—	12,836	—	1,514	2,516	6,844	—	10,874
Deferred revenue	—	—	—	28,863	—	28,863	—	—	—	24,575	—	24,575
Operating lease liabilities	—	—	—	16,888	—	16,888	—	—	—	46,386	—	46,386
Amount due to related parties	—	—	—	1,328	—	1,328	—	—	—	312	—	312
Accrued liabilities and other payables	3,886	—	994	12,621	—	17,501	2,610	—	1,811	23,800	—	28,221
Total liabilities	18,710	16,534	11,750	313,042	(165,566)	194,470	19,351	25,031	18,858	355,148	(192,401)	225,987

Total shareholders’ equity (Note 5)	299,405	285,624	287,974	118,836	(684,574)	307,265	338,106	333,418	318,097	160,461	(804,698)	345,384
Total liabilities and shareholders’ equity	318,115	302,158	299,724	431,878	(850,140)	501,735	357,457	358,449	336,955	515,609	(997,099)	571,371

Note 4: Represents the eliminations of inter-company balances among the Parent, the subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

Note 5: Represents the eliminations of the investment in subsidiaries of the Parent, the Primary Beneficiary of VIE, the VIE and its subsidiaries by the Parent.

	For the year ended December 31,
	2020						2021						2022
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals

Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/generated from operating activities (Note 6)	(3,298)	(714)	(70,386)	57,273	—	(17,125)	(9,857)	(4,438)	(57,671)	266,927	—	194,961	(12,381)	(12,283)	(57,647)	77,322	—	(4,989)

Cash flows from investing activities
Purchase of short-term investments	—	—	(109,381)	(504,571)	—	(613,952)	—	(100)	(88,000)	(571,110)	—	(659,210)	—	—	(40,000)	(417,490)	—	(457,490)
Proceeds from maturities of short-term investments	—	—	128,507	423,937	—	552,444	—	—	94,157	594,927	—	689,084	—	247	40,022	494,709	—	534,978
Investment in subsidiaries (Note 7)	(77,536)	(75,853)	—	—	153,389	—	—	—	—	—	—	—	—	—	—	—	—	—
Investment in long-term investments	—	—	—	—	—	—	—	—	—	(30,950)	—	(30,950)	—	—	—	(38,970)	—	(38,970)
Loan paid to inter-Company entities (Note 7)	—	—	(38,910)	(150)	39,060	—	—	—	(31,033)	(5,000)	36,033	—	—	—	(14,100)	—	14,100	—
Loan collected from inter-company entities (Note 7)	—	—	8,000	—	(8,000)	—	—	—	103,080	5,000	(108,080)	—	—	—	65,899	100	(65,999)	—
Cash received from customer in relation to advertisement agent services	—	—	—	—	—	—	—	—	—	26,295	—	26,295	—	—	—	70,208	—	70,208
Cash paid on behalf of the customer in relation to advertisement agent services	—	—	—	—	—	—	—	—	—	(179,036)	—	(179,036)	—	—	—	(64,054)	—	(64,054)
Others	—	—	(4)	(2,777)	—	(2,781)	—	—	—	(4,180)	—	(4,180)	—	—	—	(1,361)	—	(1,361)
Net cash (used in)/generated from investing activities	(77,536)	(75,853)	(11,788)	(83,561)	184,449	(64,289)	—	(100)	78,204	(164,054)	(72,047)	(157,997)	—	247	51,821	43,142	(51,899)	43,311

Cash flows from financing activities													—	—	—	—	—	—
Proceeds from initial public offering, net of issuance costs	(15,617)	—	—	(6,000)	—	(21,617)	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from issuance of Series D preferred shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share repurchase	(11,748)	—	—	—	—	(11,748)	(5,780)	—	—	—	—	(5,780)	—	—	—	—	—	—
Capital injection from noncontrolling interest shareholders	—	—	—	520	—	520	—	—	—	750	—	750	—	—	—	174	—	174
Investments from parent companies (Note 7)	—	77,536	75,853	—	(153,389)	—	—	—	—		—	—	—	—	—	—	—	—
Proceeds from loans provided by inter-company entities (Note 7)	—	3,150	—	35,910	(39,060)	—	—	11,023	—	25,010	(36,033)	—	—	14,100	—	—	(14,100)	—
Repayments of loans provided by inter-company entities (Note 7)	—	(3,000)	—	(5,000)	8,000	—	—	(5,000)	—	(103,080)	108,080	—	—	(123)	—	(65,876)	65,999	—
Cash received/(paid) in connection with the Reorganization	—	—	—	—	—	—	—	—	-	—	—	—	—	—	—	—	—	—
Others	5	22	—	(19)	—	8	7	—	—	5,000	—	5,007	—	—	—	4,950	—	4,950
Net cash generated from/(used in) financing activities	(27,360)	77,708	75,853	25,411	(184,449)	(32,837)	(5,773)	6,023	—	(72,320)	72,047	(23)	—	13,977	—	(60,752)	51,899	5,124
Effect of exchange rates on cash, cash equivalents and restricted cash	(2,334)	(446)	—	—	—	(2,780)	(1,047)	225	—	—	—	(822)	3,913	(1,713)	—	—	—	2,200
Increase/(Decrease) in cash, cash equivalents and restricted cash	(110,528)	695	(6,321)	(877)	—	(117,031)	(16,677)	1,710	20,533	30,553	—	36,119	(8,468)	228	(5,826)	59,712	—	45,646
Cash, cash equivalents and restricted cash at beginning of year	159,038	11	6,457	12,371	—	177,877	48,510	706	136	11,494	—	60,846	31,833	2,416	20,669	42,047	—	96,965
Cash, cash equivalents and restricted cash at end of year	48,510	706	136	11,494	—	60,846	31,833	2,416	20,669	42,047	—	96,965	23,365	2,644	14,843	101,759	—	142,611

Note 6: For the years ended December 31, 2020, 2021 and 2022, the VIE transferred nil, nil and RMB10.0million, respectively to the Primary Beneficiary of VIE as payment or prepayment of service fees. As of December 31, 2020, 2021 and 2022, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB50.7 million, RMB76.0 million and RMB155.3 million (US$22.5 million).

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

We offer business services, including online advertising services, enterprise value-added services and subscription services to our customers. We address the evolving needs of New Economy companies and upgrading needs of traditional companies by providing them with tailored advertising and marketing solutions as well as other enterprise value-added services. We also help institutional investors identify promising targets, source investment opportunities and connect them with startup companies directly. Additionally, we have cultivated a large number of subscribers who purchase our premium content and other online and offline benefits. Through our diverse service offerings, we have captured extensive monetization opportunities.

With high-quality content and diverse business service offerings, we have fostered an affluent and sophisticated user base and as such, attracted a valuable customer base.

We are supported by comprehensive database and strong data analytics capabilities. With a massive corporate information database covering over 840,000 enterprises, we are able to gain valuable insights into the latest development of New Economy. Leveraging our deep understanding of user needs and customer demands, we are able to better disseminate our content and monetize our various service offerings.

Our revenue increased by 1.8% from RMB316.8 million in 2021 to RMB322.5 million (US$46.8 million) in 2022. Our net income was RMB22.6 million (US$3.3 million) in 2022, compare to net loss of RMB90.6 million in 2021.

Our Business Model

Internet
More Tap-in Industries
Online Advertising
Marketing Solutions
New Economy Companies
Traditional Companies
Institutional Investors
Membership Benefits
Offline Events
Technology
Consumer and Retail
36Kr
New Economy
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

We add significant value to startup companies to strengthen their marketing capabilities and managerial experience, and enable them to better position themselves in their respective markets. We help startup companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. We also connect them with prominent institutional investors at online/offline events. In addition, we provide startup companies with market updates and trainings to improve their marketing and operational capabilities. As these startup companies mature, they begin to develop demands for more sophisticated and innovative marketing services, which we are able to continuously provide.

●	Value propositions to traditional companies. We help traditional companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. In addition, we also guide traditional companies as they embrace technological and business model innovations and adapt to the New Economy by offering consulting services. These traditional companies are leaders in a variety of industries such as retail, healthcare, 3C and new energy among other.

●	Value propositions to regional governments. We have been helping regional governments digitalize their working process and energize the regional economy, through our service solutions such as online advertising, online/offline events and live-streaming events, as well as innovative consulting services. Regional governments are able to introduce the local conditions and supportive policies with wider exposure for efficient investment and talent attraction, with the aid of our New Economy community-centric resource networks. As stronger demand emerges from more municipalities to upgrade their digitalization infrastructure and implement region-focused industrial innovation, we are placed at the forefront of more opportunities to serve a variety of governmental institutions through our comprehensive business offerings.
●	Value propositions to institutional investors. Institutional investors, both in private and public equity markets, seek opportunities to invest in evolving industries or locate promising startup companies. We provide insightful and up-to-date industry and company intelligence in New Economy tailored to institutional investors with different needs and focuses, to help them source and assess suitable investment opportunities in a more efficient manner. Our online advertising and online/offline events help connect institutional investors with New Economy companies across a broad range of industries, providing them a valuable and effective platform to engage in investment discussions. In addition, we also help institutional investors raise capital by facilitating branding activities.
●	Value propositions to other participants in and individuals interested in the New Economy. We operate under the prominent brand “36Kr”, and have become an informative, credible, influential and timely source of information for the New Economy communities. We provide high-quality content to other participants in and individuals interested in New Economy. Additionally, we provide knowledge and education based services to them through offline and online training programs and seminars, covering various aspects such as start-up guideline, industry trends, market analysis and career development, etc.

Our Content

As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies and industries, timely market updates, thought-provoking editorials and commentaries as well as original video-formed content. Meanwhile, our content covers a variety of industries in China’s New Economy, such as technology, consumer, retail, healthcare, media and entertainment, as well as enterprise services, among others.

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

●	“Digital Kr” (数字时氪)

“Digital Kr” (数字时氪) is a column that reports on industry stories and enterprises’ digital transformations in China. It is also dedicated to promoting the development of global digital intelligence.

●	“Kr Carbon” (36碳)

“Kr Carbon” (36碳) is a column that focuses on topics of low-carbon society, “dual-carbon” economy (carbon neutrality and carbon-compliant), as well as ESG initiatives.

●	“Waves” (暗涌)

“Waves” (暗涌) is a column that specializes in investment feature reports, profile stories of investment institutions, and exploration of capital flow trend, providing inspiration and ideas for investors.

●	“Long China 50”

“Long China 50” is a column that showcases the development of key players in China’s New Economy space with exclusive coverage, interviews and technical reviews, helping these companies to become driving forces in China’s growth.

●	“Super Industry”（超级工厂）

“Super Industry”（超级工厂）is a column that delves deep into the frontlines of China’s most advanced manufacturing plants to identify the unique value of China’s supply chain. The column provides new ideas to both investors and entrepreneurs, empowering them to propel supply chain development and innovation in China.

In addition, we see the clear trends that video-formed content has quickly emerged as a preferable choice for more people. With our considerable capabilities in this arena, the rapidly growing video market presents a huge growth opportunity for us. Since the second half of 2020, we have continued to increase our engagement across a broad demographic and have made significant progress in producing and monetizing our video content offerings.

With our insights and expertise in New Economy sectors, we especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community.

We also demonstrated strong capabilities to deliver timely, exclusive and insightful content. And our insightful business research spanning a broader range of companies and industries continues to gain popularity in various markets in 2022. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and provide the latest breaking updates to our users in a timely manner. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer as well as retail, healthcare, enterprise services as well as entertainment and media. We provide our users with an abundance of New Economy-focused content. In 2020, 2021 and 2022, we published over 108,000, 119,000 and 122,000 pieces of content, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have total followers of 28.7 million as of December 31, 2022 across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xiaohongshu, Bilibili and more.

Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation

- In-house content created by our writers
- Third-party professional content created by selected content providers
- Interactive content created by our users

Content Editing, Screening and Monitoring

- In-house content and third-party professional content are subject to both automated and manual review
- Interactive content is subject to automated review and random sample reviewed by our editors

Content Distribution

- All contents are distributed on our mobile app and PC website
- Selected and customized contents are posted on certain major third-party platforms

Content Creation

In-house Content Creation

We maintain a professional in-house content team of 167 personnel, including 44 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries and markets that they specialize in. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content. All content undergoes detailed review and is carefully edited by our professional editorial team. Our high-quality New Economy-focused content is well-received by our users.

We devote significant efforts to recruit highly qualified writers, which is crucial to our content creation. We select candidates based on their experience, expertise, drafting skills and academic and professional qualifications. To maintain high content standards, we offer our writers regular professional trainings and mentorship programs, such as seminars on financial statement analysis, industry updates and drafting skills.

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our content library and enhance the influence of our platform. As of the date of this annual report, we have cooperated with over 1,200 third-party professional content providers, including third-party video-formed content contributors. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our various platforms.

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

Content Editing, Screening and Monitoring

Our professional and experienced editorial team reviews and edits our content before posting to ensure the quality. Our editors oversee the quality of and opinions voiced in our content to be posted. They work closely with our writers to improve the content by providing feedback and suggestions.

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

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. As of December 31, 2022, we have total followers of 28.7 million across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xiaohongshu, Bilibili and more.

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

In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao, Zhihu, Baidu, Xiaohongshu, Bilibili and more, to further distribute our content. For example, we selectively repost trending articles on our Weixin/WeChat public account on a daily basis. We have become a top New Economy-focused content provider in terms of number of followers across our self-operated platforms and our accounts on major third-party platforms.

We are required to comply with the terms in the standard service agreements with these third-party platforms when opening our accounts. Opening accounts on these third-party platforms is free of charge. Pursuant to the service agreements, we are responsible for the operation and maintenance of our accounts and our contents. These third-party platforms are able to provide us with certain user data, such as number of followers, upon request.

The following table presents the number of our followers as of the end of each quarter in 2021 and 2022.

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2021	2021	2021	2021	2022	2022	2022	2022

	(in millions)
Number of followers (1)	19.19	20.92	22.58	23.40	24.07	25.12	26.75	28.69

Notes:

(1)Number of followers refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

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

Online Advertising Services

Utilizing our affluent and sophisticated user base, we offer customers quality brand-based online advertising services. Specifically, we help our online advertising customers establish and enhance their brand influence and build up connections with our users over time. Our online advertising services are primarily charged on cost-per-day basis or cost-per-advertisement basis. We provide advertising services in a variety of forms such as full screen display, banners, pop-ups and embedded advertisements. Leveraging our strong content creation capabilities, we also help produce advertisements based on the customers’ requests, and post the advertisements on our platform to help promote customers’ products and enhance their brand awareness.

Maintaining a healthy balance between advertisement and content is essential to our platform. While we improve the effectiveness of our advertisements, we also value the objectivity of our content and users’ experience on our platform. It is important for us to make sure that our users can quickly distinguish objective content and advertisements.

We offer online advertising services either through third-party advertising agencies or directly to advertisers, consistent with market practice in China’s online advertising industry.

The customers of our online advertising services include both New Economy companies and traditional companies. In 2020, 2021 and 2022, we provided online advertising services to 499, 512 and 532 customers, respectively.

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

Advertisement agent services

Starting from 2021, we as an agent coordinate and procure the third-party advertisement resources on behalf of our customers based on the purchase orders from the customers including the content, form, time and media platform of the advertisement. In addition to help procuring the advertising resources for the customers, we also pay on behalf of customer for the advertising resources procured, i.e., we provide short-term financing to the customer.

Subscription Services

We provide subscription services mainly to individuals and institutional investors.

Institutional subscription

We launched our institutional subscription services, or V-club, in 2017, offering industry reports and market updates to institutional subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional subscribers usually for an annual subscription fee. For example, we enhance the exposure of our institutional subscribers and their investment portfolios on our platform. We help them create their investor profile pages on our platform and organize branding promotion events. We refer promising companies to institutional subscribers seeking investment opportunities. Our institutional subscribers also enjoy priority access to our online/offline events. Meanwhile, we help institutional subscribers increase their recognition by displaying their logos in different occasions, including at our online/offline events. In 2022, we had 217 institutional investor subscribers, compared to 208 institutional subscribers in 2021.

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

In 2022, we had 437 individual subscribers, compared to 1,874 individual subscribers in 2021. The decrease was because we curtailed the paid columns in 2022 and some of the offline training courses were cancelled due to the negative impact of COVID-19. To attract more individual subscribers, we have been constantly optimizing the course portfolios and expanding our topics and enhancing our user-friendly interface.

Enterprise Service Review Platform

In late 2020, we launched 36Kr Enterprise Service Review Platform, 36dianping.com, in order to seize the historic opportunities in the digital transformation and technology upgrade trends which have ushered the SaaS industry into an era of fast growth in China.

Leveraging our vast enterprise database, our proven content strengths and our deep understanding of client pain points, we are well-positioned to build 36Kr Enterprise Service Review Platform as a leading professional platform for selecting enterprise-level applications and services in China. 36Kr Enterprise Service Review Platform effectively fill the information gap between sellers and buyers of enterprise services by providing in-depth reports, rankings and commentaries from real users of these applications and services. It also enables various categories of enterprise service providers to showcase their products, address the dynamic feedbacks of users, as well as capture potential customer needs and sales leads.

By the end of 2022, our Enterprise Service Review platform included over 8,000 software applications and accumulated over 60,000 genuine comments from real users, while its monthly active users (MAUs) reached around 800,000. We expect it to become a leading, comprehensive, authoritative, objective and independent platform in China for thousands of enterprises to make their procurement decisions or acquire customers for SaaS applications and services. We are utilizing our enterprise network to boost traffic for this platform, building an enterprise services community and gradually starting to commercialize our enterprise services review business, while currently revenue from such business is not material.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 255 employees as of December 31, 2022. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during the course of services.

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

AI and big data analytics

Through data analysis, we study and analyze the preferences and demands of our users and customers, and tailor our content and service offerings accordingly. We have recently started to adopted AI generated content (AIGC) technology to empower our content ecosystem and enhance content production efficiency.

As of December 31, 2022, we had 102 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects.

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

We hold “36Kr” and “36氪” trademarks in China. In addition, we hold 244 registered trademarks, 68 registered software copyrights and three registered patents in China as of the date of this annual report. We have 13 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

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

No.	License	Entity Holding the License	Type of the Entity	Regulatory Authority
1.	ICP License	Beijing Duoke	VIE	Beijing Communications Administration
2.	Production and Operation of Radio and Television Program License	Beijing Duoke	VIE	Beijing Municipal Radio and Television Bureau
3.	ICP License	Beijing Shenke Information Technology Limited	subsidiary of VIE	Beijing Communications Administration
4.	HR Service License	Beijing Duoke	VIE	Haidian Bureau of Human Resources and Social Security of Beijing

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

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign- Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and last amended on March 29, 2022. Under the aforesaid regulations, foreign-invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures, and the geographical area it may conduct telecommunications services is provided by the MIIT accordingly. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

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

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 to RMB30,000 by the relevant telecommunications administrations.

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

We plan to apply for the Internet news information license from the CAC through the VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

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

Regulations on Online Culture Administration

According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture, or MOC (currently known as the MOCT) on May 10, 2003, and last amended on December 15, 2017 Internet culture activities include: (i) production, reproduction, import, release or broadcast of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on Internet; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. The Internet Culture Provisions further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial Internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

On May 14, 2019, the General Office of MOCT promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

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

We plan to apply for the Internet publishing license through the VIE when it is feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.”

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

On 28 December 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which will come into effect on 15 February 2022, and the Measures for Cybersecurity Review which took effect on 1 June 2020 will be abolished at the same time. Under the Measures for Cybersecurity Review, if a critical information infrastructure operator purchases network products and services that affect or may affect national security, a cybersecurity review shall be conducted.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure means the important network facilities or information systems of key industries or fields, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations on Protection of Critical Information Infrastructure provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations on Protection of Critical Information Infrastructure also require that critical information infrastructure operators must establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator should take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector should be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

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

Regulation on Mobile Internet Applications Information Services

On June 28, 2016, the CAC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016 and last amended on August 1, 2022. Under the APP Provisions, mobile application providers and application store services providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require mobile application providers to procure relevant approval to provide services through such applications, and shall strictly fulfill their responsibilities of information security management, including (i) verifying authentic identities with the registered users through mobile phone numbers; (ii) establishing and improving the verification and management mechanism for the information content, adopting proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts for releasing illegal information content; (iii) keeping records and reporting to competent authorities; (iv) protecting and safeguarding users’ rights to know and choose during installation or use; (v) protecting intellectual property rights concerned and (vi) keeping records of user log information for 60 days.

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the New Advertising Law, effective on September 1, 2015 and was amended in 2018 and in 2021. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures require that Internet advertisements may not affect users’ normal Internet use and Internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked with the word “Advertisement” so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

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

As of the date of this annual report, we have registered 68 software copyrights in the PRC.

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

As of the date of this annual report, we have three registered patents in the PRC.

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

As of the date of this annual report, we have registered 224 trademarks in the PRC.

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

4.C.Organizational Structure

The chart below summarizes our corporate legal structure and identifies our principal subsidiaries and the VIE, as of the date of this annual report.

(1)	The shareholders of Beijing Duoke as of the date of this annual report consist of:
i.	Tianjin Zhanggongzi Technology Partnership (L.P.), holding 61.56% of equity interest;
ii.	Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), holding 23.08% of equity interest;
iii.	Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), holding 14.36% of equity interest; and
iv.	Beijing Cultural Investment Development Group Asset Management Co., Ltd., holding 1% of equity interest.

Contractual Arrangements with Beijing Duoke

Due to the PRC legal restrictions on foreign ownership of Internet-based businesses, currently we conduct substantially all of our operations in China through the VIE and its subsidiaries. We entered into a series of contractual arrangements, including an exclusive purchase option agreement, powers of attorney, an equity pledge agreement and an exclusive business cooperation agreement, with the VIE and its shareholders. We also entered into substantially the same contractual arrangements with the VIE and its shareholders in November 2022 except the Beijing Cultural Investment Development Group Asset Management Co., Ltd.(“BCI”) and for the shareholders with holdings approximately 1%, which have become effective, and have replaced and superseded the prior contractual arrangements.

These contractual arrangements have enabled us to be considered the primary beneficiary of the VIE for accounting purposes. As a result of these contractual arrangements, we are regarded as the primary beneficiary of the VIE, and we accordingly treat them as our consolidated affiliated entities under U.S. GAAP.

The following is a summary of the contractual arrangements entered into by and among Beijing Dake, the VIE and its shareholders in November 2022.

Agreements that provide enable us to be considered the primary beneficiary of the Beijing Duoke for accounting purposes

Exclusive Purchase Option Agreement

Beijing Dake, Beijing Duoke and the VIE shareholders except for BCI, the minority investment shareholder mentioned below, entered into an exclusive purchase option agreement, pursuant to which each of the VIE shareholders irrevocably granted Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake’s prior written consent, the VIE shareholders shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by the VIE shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Powers of Attorney

Beijing Dake, Beijing Duoke and the VIE shareholders except for BCI, the minority investment shareholder mentioned below, entered into powers of attorney, pursuant to which each of the VIE shareholders irrevocably appointed Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders’ meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by the VIE shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Equity Pledge Agreement

Beijing Dake, Beijing Duoke and the VIE shareholders except for BCI, the minority investment shareholder mentioned below, entered into an equity pledge agreement, pursuant to which the VIE shareholders have pledged all of their equity interests in Beijing Duoke that they own, including any interest or dividend paid for the shares, to Beijing Dake as a security interest to guarantee the performance by Beijing Duoke and the VIE shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. Upon discovery of the occurrence of any circumstances or event that may lead to an event of default (as defined in the equity pledge agreement), Beijing Dake, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Beijing Dake is not liable for any loss incurred by its due exercise of such rights and powers. This pledge will become effective on the date the pledged equity interests are registered with relevant office of the State Administration for Market Regulation and will remain effective until the pledgors are no longer the shareholders of Beijing Duoke.

Agreement that allows us to receive economic benefits from the VIE

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

Minority Investment in Beijing Duoke

In November 2022, BCI made an investment of RMB32,492 in Beijing Duoke for 1% of Beijing Duoke’s registered capital. Such minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Beijing Duoke’s board of directors.

The minority stake holder is not a party to the contractual arrangements that are currently in effect among 36Kr, Beijing Duoke and Beijing Duoke’s other shareholders. As such, despite the fact that we will still be able to enjoy economic benefits and are considered as the primary beneficiary of Beijing Duoke and its subsidiaries, we will not be able to purchase or have BCI pledge its 1% equity interests in Beijing Duoke in the same manner as agreed under existing contractual arrangements, nor will we be granted the authorization of voting rights over these 1% equity interests. We believe that we will continue to be the primary beneficiary of Beijing Duoke for accounting purposes and consolidate its operating results in our financial statements under U.S. GAAP after the issuance of such 1% equity interests.

4.D.Property, Plant and Equipment

Our principal executive offices are located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China. As of December 31, 2022, we leased office spaces in China with an aggregate gross floor area of approximately 8,387 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

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

5.A.Operating Results

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

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB$’000	US’000
Online advertising services	172,811	214,722	221,620	32,132
Enterprise value-added services	193,213	74,032	72,640	10,532
Subscription services	20,740	28,025	28,237	4,094
Total revenues	386,764	316,779	322,497	46,758

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

Subscription services.    We offer packaged membership benefits to individuals, institutional investors and enterprises. For individual subscriptions services, individuals subscribe for trainings and courses at fixed fees per package. We also offer monthly subscription packages of our paid columns to individual subscribers. For institutional investor subscribers and enterprises, we offer subscription packages.

Cost of Revenues

	For the Year Ended December 31,
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$’000%
Staff costs	47,098	18.0	46,146	35.8	60,751	8,808	44.1
Advertisement production costs	29,887	11.4	34,815	27.0	31,510	4,569	22.9
Execution fee of enterprise value-added services, site fee and cost of online/offline events	151,223	57.9	38,270	29.7	34,065	4,939	24.7
Equipment location rental fee and operation costs	10,209	3.9	65	0.1	53	8	0.0
Impairment of long-lived assets	7,987	3.1	—	—	—	—	—
Other costs	14,968	5.7	9,548	7.4	11,469	1,662	8.3
Total cost of revenues	261,372	100.0	128,844	100.0	137,848	19,986	100.0

Our cost of revenues consists of staff costs, advertisement production costs, execution fee of enterprise value-added services, equipment location rental fee and operation costs, impairment of long-lived assets and other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2020, 2021 and 2022:

Staff costs are personnel-related expenses in relation to the content production and share-based compensation expenses. Advertisement production costs are advertising content producing costs, such as video production costs. Fulfillment cost of enterprise value-added services mainly includes advertising resources procurement cost related to integrated marketing services, and various costs in relation to organizing our online/offline events. Impairment of long-lived assets represents the impairment of the interactive marketing dispensers. Other costs mainly include business tax and surcharges, office rental cost, bandwidth and server costs, depreciation, and other miscellaneous costs. We expect our cost of revenues to increase in absolute amount along with our expansion of business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020		2021		2022
	RMB’000%		RMB’000%		RMB’000	US$	%
Sales and marketing expenses	140,672	35.8	143,887	51.0	122,069	17,698	53.3
General and administrative expenses	212,411	54.1	90,636	32.2	52,072	7,550	22.7
Research and development expenses	38,232	9.7	47,518	16.8	55,045	7,981	24.0
Impairment of goodwill	1,395	0.4	—	—	—	—	—
Total operating expenses	392,710	100.0	282,041	100.0	229,186	33,229	100.0

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

Other Income/(expenses)

Long-term investments income/(loss), net

Long-term investments income/(loss), net is related to our equity investments accounted for under measurement alternative and investments accounted for under fair value options.

Share of loss/(income) from equity method investments

Share of loss/(income) from equity method investments is related to our equity investments, where we are able to exercise significant influence but do not own a majority equity interest or control in the investee.

Gain on disposal of a subsidiary

Gain on disposal of a subsidiary represents a realized disposal gain associated with a subsidiary in the fiscal year of 2022.

Short-term investment income

Short-term investment income represents unrealized gains in change of fair value and realized gains in sale of short-term investments.

Government grant

Government grant primarily represents subsidies for operating a business. These grants are not subject to any specific requirements and are recorded when received.

Others, net

Others, net mainly represent interest income, interest expense, foreign currency exchange gains or losses and gains generated from write-offs of accounts payable.

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

PRC

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Beijing Duoke is recognized as an HNTE and is eligible for a 15% preferential tax rate effective through 2020, 2021, and 2022, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6% on our services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation, or SAT, promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015 and was amended on October 14, 2019. SAT Circular 60 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends we receive from our PRC subsidiaries, if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2020, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	172,811	214,722	221,620	32,132
Enterprise value-added services	193,213	74,032	72,640	10,532
Subscription services	20,740	28,025	28,237	4,094
Total revenues	386,764	316,779	322,497	46,758
Cost of revenues	(261,372)	(128,844)	(137,848)	(19,986)
Gross profit	125,392	187,935	184,649	26,772
Operating expenses:
Sales and marketing expenses	(140,672)	(143,887)	(122,069)	(17,698)
General and administrative expenses	(212,411)	(90,636)	(52,072)	(7,550)
Research and development expenses	(38,232)	(47,518)	(55,045)	(7,981)
Impairment of goodwill	(1,395)	—	—	—
Total operating expenses	(392,710)	(282,041)	(229,186)	(33,229)
Income/(loss) from operations	(267,318)	(94,106)	(44,537)	(6,457)
Other income/(expenses) :
Share of loss from equity method investments	(23,502)	(5,473)	51	7
Gain on disposal of a subsidiary	—	—	38,019	5,512
Long-term investment income/(loss), net	—	—	15,964	2,315
Short-term investment income	1,859	2,485	1,999	290
Government grant	10,103	3,304	3,447	500
Others, net	3,280	3,283	8,055	1,168
Income/(loss) before income tax	(275,578)	(90,507)	22,998	3,335
Income tax expenses	(3,764)	(102)	(361)	(52)
Net income/(loss)	(279,342)	(90,609)	22,637	3,283

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 1.8% from RMB316.8 million in 2021 to RMB322.5 million (US$46.8 million) in 2022.

Revenues from online advertising services

Our revenues generated from online advertising services increased by 3.2% from RMB214.7 million in 2021 to RMB221.6 million (US$32.1 million) in 2022. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as proactive sales strategies we adopted to navigate the challenging environment during the year.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-added services decreased by 1.9% from RMB74.0 million in 2021 to RMB72.6 million (US$10.5 million) in 2022. The decrease was primarily because to some of our offline events were delayed or downscaled due to disruptions from COVID-19.

Revenues from subscription services

Our revenues generated from subscription services increased by 0.7% from RMB28.0 million in 2021 to RMB28.2 million (US$4.1 million) in 2022. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of Revenues

Our cost of revenues increased by 7.0% from RMB128.8 million in 2021 to RMB137.8 million (US$20.0 million) in 2022. The increase was primarily attributable to the increase in content related costs, partially offset by the decrease in costs of offline events.

Gross Profit

As a result of the foregoing, our gross profit was RMB184.6 million (US$26.8 million) in 2022, compared to RMB187.9 million in 2021. Gross profit margin was 57.3% in 2022, compared to 59.3% in 2021.

Operating expenses

Our total operating expenses decreased by 18.7% from RMB282.0 million in 2021 to RMB229.2 million (US$33.2 million) in 2022. The decrease was mainly due to the decrease in general and administrative expenses and sales and marketing expenses, partially offset by the increase in research and development expenses.

Sales and marketing expenses

Our sales and marketing expenses decreased by 15.2% from RMB143.9 million in 2021 to RMB122.1 million (US$17.7 million) in 2022. The decrease was primarily attributable to the decrease in payroll-related expenses, share-based compensation expenses, marketing expenses.

General and administrative expenses

Our general and administrative expenses decreased by 42.5% from RMB90.6 million in 2021 to RMB52.1 million (US$7.6 million) in 2022. The decrease was primarily attributable to the release of the allowance for credit losses amounted to RMB33.3 million and the decrease in professional fees. The release of allowance for credit losses was mainly due to improved collection of accounts receivable, as we continuously increase our efforts in accounts receivable collection.

Research and development expenses

Our research and development expenses increased by 15.8% from RMB47.5 million in 2021 to RMB55.0 million (US$8.0 million) in 2022. The increase was primarily attributable to the increase in payroll-related expenses as we bolstered our research and development capabilities.

Other income

Our other income was RMB67.5 million (US$9.8 million) in 2022, compared to RMB3.6 million in 2021. The increase was primarily attributable to gain arising from disposal of a subsidiary and investment income arising from fair value changes of long-term investments as well as income generated from write-offs of accounts payable.

Income tax expenses

Our income tax expenses were RMB0.4 million (US$52 thousand) in 2022, compared to RMB0.1 million in 2021.

Net income/(loss)

As a result of the foregoing, our net income was RMB22.6 million (US$3.3 million) in 2022, compared to net loss of RMB90.6 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the SEC on April 25, 2022.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2020, 2021 and 2022 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss).

	For the Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000	US$’000
Net income/(loss)	(279,342)	(90,609)	22,637	3,283
Share-based compensation expenses	39,277	15,018	13,886	2,013
Non-GAAP adjusted net income/(loss)	(240,065)	(75,591)	36,523	5,296
Interest income, net	(1,535)	(903)	(1,039)	(151)
Income tax expense	3,764	102	361	52
Depreciation and amortization expenses	5,598	2,659	1,922	279
Non-GAAP adjusted EBITDA	(232,238)	(73,733)	37,767	5,476

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our consolidated financial statements, which are included elsewhere in this annual report.

5.B.Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2022, we had RMB184.9 million (US$26.8 million) in cash and cash equivalents, restricted cash and short-term investments. Our cash and cash equivalents consist of cash on hand and demand deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB118.5 million (US$17.2 million) denominated in Renminbi and held in the PRC by our subsidiaries, the VIE and its subsidiaries and (ii) RMB24.0 million (US$3.5 million) denominated in U.S. dollar and held in the Cayman Islands by the parent company. As of December 31, 2022, we had RMB42.3 million (US$6.1 million) in short-term investments, all of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB197.5 million (US$28.6 million) as of December 31, 2022, compared to RMB180.2 million as of December 31, 2021. Accounts receivable are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2022, accounts receivable amounted to RMB158.1 million (US$22.9 million) has been derived from the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview—Our Business Services”. For the year ended December 31, 2022, we put more efforts on accounts receivable collection and collected significant amount to keep a healthy cashflow of daily operation.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and consolidated VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and the VIE, or to make additional capital contributions to our PRC subsidiary.” and “Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

The following table sets forth a summary of our cash flows for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in) /provided by operating activities	(17,125)	194,961	(4,989)	(724)
Net cash (used in) /provided by investing activities	(64,289)	(157,997)	43,311	6,280
Net cash (used in) /provided by financing activities	(32,837)	(23)	5,124	743
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(2,780)	(822)	2,200	319
Net increase/(decrease) in cash, cash equivalents and restricted cash	(117,031)	36,119	45,646	6,618
Cash, cash equivalents and restricted cash at beginning of the year	177,877	60,846	96,965	14,058
Cash, cash equivalents and restricted cash at end of the year	60,846	96,965	142,611	20,676

Operating activities

Net cash used in operating activities was RMB5.0 million (US$0.7 million) in 2022. In 2022, the difference between our net cash used in operating activities and our net income of RMB22.6 million (US$3.3 million) was mainly due to the release of the allowance for credit losses, fair value changes of long term investments and gain on disposal of a subsidiary.

Net cash provided by operating activities was RMB195.0 million (US$30.6 million) in 2021. In 2021, the difference between our net cash used in operating activities and our net loss of RMB90.6 million (US$14.2 million) was mainly due to a decrease in the accounts receivable as cash collection increased in the fiscal year of 2021 compared to fiscal year of 2020, and the increase of RMB9.8 million in allowance for credit losses as we adopted more prudent provision policy of allowance for credit losses.

Investing activities

Net cash provided by investing activities was RMB43.3 million (US$6.3 million) in 2022, which was attributable to (i) purchase of short‑term investments, (ii) proceeds from maturities of short‑term investments.

Net cash used in investing activities was RMB158.0 million (US$24.8 million) in 2021, which was attributable to (i) paid on behalf of the customer in relation to advertisement agent services, (ii) investment in long-term investments of RMB31.0 million, and (iii) net proceeds and purchase of short-term investments of RMB29.9 million.

Financing activities

Net cash provided by financing activities was RMB5.1 million(US$0.7 million) in 2022, and was mainly attributable to (i) proceeds from bank loan and (ii)repayment of bank loan.

Net cash used in financing activities was RMB23 thousand (US$4 thousand) in 2021, and was mainly attributable to (i) share repurchase of RMB5.8 million, and partially offset by (ii) net proceeds and repayments of bank loan of RMB5.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. We did not have future minimum capital commitments as of December 31, 2020, 2021 and 2022.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB2.4 million, RMB2.2 million and RMB1.7 million (US$0.2 million) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in November 2019. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by period
				2025 and
	Total	2023	2024	Thereafter

	(RMB in thousands)
Operating lease commitment (1)	47,810	31,748	15,464	598

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

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, the VIE and its subsidiaries in China must make appropriations from their after-tax profit to non- distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIE. Appropriation to discretionary surplus fund is made at the discretion of the VIE. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and the VIE, or to make additional capital contributions to our PRC subsidiary.” for details. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our consolidated VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries and our consolidated VIE may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to the VIE or direct loans to such consolidated affiliated entity’s shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

5.C.Research and Development, Patents and Licenses, etc.

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB38.2 million and RMB47.5 million and RMB55.0 million (US$8.0 million) in 2020, 2021 and 2022 respectively. As of December 31, 2022, we had 134 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company—4.B. Business Overview—Technologies.”

5.D.Trend Information1

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, please see Note 2 “Significant Accounting Policies” to our consolidated financial statements for the year ended December 31, 2022 for more information on our critical accounting policies. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

1 NTD: To disclose all material “known trends” –whether any revenue / cost / expenses items will be affected by the recent regulatory changes and quantify such impacts based on historical numbers.

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

Fair value measurement of investments accounted for under measurement alternative and fair value option

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. We estimate the price adjustment based on the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. We make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. For the year ended December 31, 2022, the equity investments accounted for under measurement alternative were not impaired based on our qualitative assessment.

For privately held investments classified as debt securities, we elected fair value option to account for these investments and determined the fair value by using recent market transaction price (Level 2). For the investments made close to the period end, we determine their initial investment amounts were deemed approximately equal to their fair value. Our estimates of the fair value of these investments require subjective management judgment and are inherently uncertain, and could result in the fair value at the reporting date to be different from the fair value presented.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	44	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	34	Founder, Co-chairman of the Board of Directors
Yang Li	46	Chief Content Officer, Director
Hao Lan	41	Director
Yifan Li	55	Independent Director
Hendrick Sin	48	Independent Director
Peng Su	43	Independent Director
Lin Wei	45	Chief Financial Officer

Dagang Feng has served as our chief executive officer and the co-chairman of our board of directors since August 2019. Mr. Feng has served as Beijing Duoke’s chief executive officer since December 2016 and its director since August 2018, and is responsible for the overall business strategies and operation. Mr. Feng has also served as a director at Xieli Zhucheng since September 2016. Mr. Feng has over 10 years of managerial experience and over 15 years of expertise in media and investment sectors. Before joining us, Mr. Feng served as a senior investment manager at Matrix Partners China from 2012 to 2016, where he primarily focused on investments in Internet and technology sectors. Prior to that, Mr. Feng co-founded YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where he served as the associate chief editor and the general manager of marketing department from 2007 and 2012. Before YiMagazine, Mr. Feng was a senior journalist at ChinaByte.com, an IT-focused vertical portal based in China, from 2005 to 2007, and a senior journalist at the Economic Observer, one of China’s most influential economic-focused newspapers in China, from 2003 to 2005, respectively. Mr. Feng currently serves as a board member of several private companies. Mr. Feng received his bachelor’s degree in economics from Dalian Maritime University in 2002, and a post-graduate diploma in journalism and communication from Tsinghua University in 2007.

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

Yifan Li has served as our independent director since November 2019. Mr. Li served as Chief Financial & Investment Advisor at Human Horizons Group Inc. since March 2022, and as its Chief Financial Officer from April 2021 to March 2022. Mr. Li has served as vice president at Zhejiang Geely Holding Group Company Ltd since September 2014, and also served as its chief financial officer from September 2014 to September 2016. The primary business of Zhejiang Geely Holding Group Company Ltd is designing, engineering and manufacturing automobile. Mr. Li’s responsibilities include corporate financial and risk management, investment, new business initiatives, etc. Mr. Li is also currently a director of a number of companies, including Xinyuan Real Estate Co., Ltd., a real estate developer listed on the NYSE, Qudian Inc., an online credit products provider listed on the NYSE, and Sunlands Technology Group, an education company listed on the NYSE. Mr. Li is a certified public accountant in the United States. Mr. Li received his MBA from the University Of Chicago Booth School Of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989.

Hendrick Sin has served as our independent director since November 2019. Mr. Sin has approximately 23 years of experience in corporate management, finance and investment banking. Mr. Sin is a co-founder, executive Director and the vice chairman of CMGE Technology Group Limited, a leading mobile game company in China. Mr.Sin has been a director and vice chairman of CMGE Group since January 2011.He is also the founding partner of China Prosperity Capital Fund a venture capital investment company with a primary investment focus on China’s technology sector. Mr. Sin graduated from Stanford University in 1997 with a master’s degree in engineering- economic systems and operations research, and received three bachelor’s degrees in computer science/mathematics, economics and industrial management with honors from Carnegie Mellon University in 1996. Mr. Sin is the president of the Hong Kong Internet Professional Association and the executive vice-chairman of the Hong Kong Software Industry Association. Mr. Sin has been appointed as a member of the fifteenth session of Tianjin Municipal’s Committee of Chinese People’s Political Consultative Conference. Mr. Sin has also been appointed by the Hong Kong Government as a director of Hong Kong Cyberport Management Company Limited.

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

6.B.Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB11.0 million (US$1.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

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

Share Incentive Plan

Xieli Zhucheng adopted a share incentive plan in 2014 and Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2014 Share Incentive Plan and 2016 Share Incentive Plan, respectively. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 162,186,000. As of the date of this annual report, awards to purchase 94,026,478 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

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

Notes:

*Less than l% of our total outstanding ordinary shares.

As of the date of this annual report, our employees other than members of our senior management as a group hold options to purchase 62,288,425 ordinary shares, with exercise price US$0.0001 per share.

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

Audit Committee.  Our audit committee consists of Yifan Li, Hendrick Sin and Peng Su, and is chaired by Yifan Li. We have determined that each of Yifan Li, Hendrick Sin and Peng Su satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yifan Li qualifies as an “audit committee financial expert.” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.  Our compensation committee consists of Dagang Feng and Hendrick Sin, and is chaired by Dagang Feng. We have determined that Hendrick Sin satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters; and
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Dagang Feng, Peng Su and Yang Li, and is chaired by Dagang Feng. We have determined that Peng Su satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
●	evaluating the performance and effectiveness of the board as a whole.

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

6.D.Employees

As of December 31, 2020, 2021 and 2022, we had a total of 522, 572 and 603 employees, respectively. Substantially all of our employees are located in China. The following table sets forth the breakdown of our full-time employees as of December 31, 2021 by function:

	Number of
Function/Department	Employees	% of Total
Content and operations	167	27.7
Sales and marketing	255	42.3
Research and development	102	16.9
General and administration	79	13.1
Total	603	100.0

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 974,468,470 ordinary shares outstanding as of March 31, 2023, including (i) 878,385,770 Class A ordinary shares and (ii) 96,082,700 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng (1)	68,863,567	7.1	96,082,700	9.9	164,946,267	16.9	73.8
Chengcheng Liu (2)	19,477,581	2.0	41,124,300	4.2	60,601,881	6.2	31.9
Yang Li	*	*	—	—	*	*	*
Hao Lan	*	*	—	—	*	*	*
Yifan Li	—	—	—	—	—	—	—
Hendrick Sin (4)	73,129,000	7.2	—	—	73,129,000	7.2	2.2
Peng Su	—	—	—	—	—	—	—
Lin Wei	*	*	—	—	*	*	*
All directors and executive officers as a group	161,470,148	16.3	96,082,700	9.9	257,552,848	26.4	78.0
Principal Shareholders:
Holding group of Dagang Feng (1)	68,863,567	7.1	96,082,700	9.5	164,946,267	16.9	73.6
36Kr Heros Holding Limited (2)	58,749.000	6.0	41,124,300	4.1	58,749,000	5.8	31.9
Tembusu Limited (3)	80,528,125	9.2	—	—	80,528,125	9.2	2.4
China Prosperity Capital Alpha Limited (4)	73,129,000	7.2	—	—	73,129,000	7.2	2.2
Yinghao Zhang(5)	63,904,000	6.6	—	—	63,904,000	6.6	1.9

Notes:

*Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 974,468,470, being the number of ordinary shares outstanding (consisting of 878,385,770 Class A ordinary shares and 96,082,700 Class B ordinary shares) as of March 31, 2023 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

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

(1)	Represents an aggregate of 164,946,267 ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors; and (iii) 27,685,267 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

(2)	Represents (i) 17,624,700 Class A ordinary shares; (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. wholly owned by Kr Hero NiceDay Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and ultimately controlled by The NiceDay Trust. The NiceDay Trust is a trust established under the laws of Cayman Islands and managed by Intertrust Trustees (Cayman) Limited as the trustee. Liu Chengcheng is the settlor of the trust, and Liu Chengcheng’s family members are the beneficiaries of the trust and (iii) 1,852,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after the date of this annual report.
(3)	Represents 80,528,125 Class A ordinary shares held by Tembusu Limited, a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.
(4)	Represents 73,129,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.
(5)	Represents 2,556,160 ADSs, each representing 25 Class A ordinary shares, of the Company, as reported in a Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023. The business address of Yinghao Zhang is Guanqiao Jiaolongwan Park, Wanjiang District, Dongguan City, Guangdong Province, People’s Republic of China, 523000. For more information, please see the Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023.

As of the date of March 31, 2023, 608,761,950 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 62.3% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In 2020, 2021 and 2022, the Group earned revenue for providing advertising and enterprise value-added services to Jiangsu Jingzhun amounted to approximately RMB0.8 million, RMB1.7 million and RMB nil, respectively. As of December 31, 2021 and 2022, the amount due from Jiangsu Jingzhun were RMB1.3 million and RMB1.3 million, respectively.

Transaction with 36Kr Global Holding

In 2020, the Group purchased advertising and information services from 36Kr Global and paid salary and other expenses on behalf of 36Kr Global Holding, which amounted to approximately RMB1.4 million and RMB1.5 million, respectively. As of December 31, 2021 and 2022, the amount due to 36Kr Global Holding were approximately RMB nil and RMB nil, respectively.

Transaction with Shanghai Xuanke

In 2021 and 2022, interest income amounted to approximately RMB 47 thousand and RMB 3 thousand were generated from Shanghai Xuanke for offering the short-term loan amounted to RMB 2.0 million. As of December 31, 2021, the amount due from Shanghai Xuanke for short-term loan was RMB 2.0 million, which was repaid in January and February 2022. In 2021 and 2022, the Group purchased video production services from Shanghai Xuanke amounted to RMB 1.1 million and RMB 0.3 million, respectively. As of December 31, 2021 and 2022, the amount due to Shanghai Xuanke were RMB 1.2 million and RMB 20 thousand, respectively.

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

As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders), if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of our ADSs or Class A ordinary shares and:

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other active assets. We have not obtained valuations of our assets (including goodwill) for 2022. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2022, we believe that we were likely a PFIC for our taxable year of 2022 if the value of our assets is determined by reference to our market capitalization. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2023, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill should be treated as an active asset is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if our VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons there can be no assurance regarding our PFIC status for any taxable year even if our market capitalization increases.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in their particular circumstances if we are a PFIC for any taxable year and cease to be a PFIC for any subsequent taxable year.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are listed, is a qualified exchange for this purpose, but there can be no assurance that our ADSs will be regularly traded for any relevant period. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of the U.S. Holder’s taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the U.S. Holder’s taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders will likely not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of ADSs or Class A ordinary shares if we are a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service (“IRS”).

U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

This discussion is subject to the discussion above under “—Passive Foreign Investment Company Rules.”

Distributions (if any) paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders with respect to the ADSs may be taxable at favorable rates, provided that we are not a PFIC (and are not treated as a PFIC with respect to a U.S. Holder) for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of any PRC income taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

This discussion is subject to the discussion above under “—Passive Foreign Investment Company Rules.”

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

10.I.      Subsidiary information

Not applicable.

10.J.      Annual Report to Security Holders

Not applicable.

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

For the period from November 7, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we have used US$9.9 million of the net proceeds received from the initial public offering to support for our daily business operation.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2020, 2021 and 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.”

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

ITEM 16.A.Audit Committee Financial Expert

Our board of directors has determined that Mr.Yifan Li, an independent director and the chairman of our audit committee, Mr. Yifan Li qualifies as an “audit committee financial expert” as set forth under the applicable rules of the SEC. Mr. Yifan Li satisfies the “independence” requirements of Rule 5605 (c) (2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16.B.Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019 and posted a copy of our code of business conduct and ethics on our website at http://ir.36kr.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated below.

	Year Ended December 31,
Services	2021	2022
	RMB	RMB
	(in thousands)
Audit Fees(1)	6,800	6,800
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	6,800	6,800
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to advisory and tax advice.

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program from April 1, 2022 to March 31, 2023:

			Total Number of ADSs	Number of ADSs
			Purchased Under the	that May Yet Be
	Total Number of ADSs	Average Price Paid Per	Share Repurchase	Purchased Under the Share
Period	Purchased	ADS (1)	Program	Repurchase Program
		(US$)		(RMB in Thousands)
April 2022	—	—	785,713	214,287
May 2022	—	—	785,713	214,287
June 2022	—	—	785,713	214,287
July 2022	—	—	785,713	214,287
August 2022	—	—	785,713	214,287
September 2022	—	—	785,713	214,287
October 2022	—	—	785,713	214,287
November 2022	—	—	785,713	214,287
December 2022	—	—	785,713	214,287
January 2023	—	—	785,713	214,287
February 2023	—	—	785,713	214,287
March 2023	—	—	785,713	214,287
Total	—	—	785,713	214,287

Notes:

(1)	Each ADS represents 25 Class A ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

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

ITEM 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

As of the date of this annual report and to our best knowledge:

(i)BCI, which is wholly-owned by a PRC government entity, held approximately 1% equity interests in Beijing Duoke; except as disclosed above, none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;
(ii)no Cayman Island government entities or PRC governmental entities have a controlling financial interest in us or our operating entities and any variable-interest entity or similarly structured entity that is consolidated in our financial statements;
(iii)none of the members of our board of directors or the board of directors of our operating entities, and any variable-interest entity or similarly structured entity that is consolidated in our financial statements is an official of the Chinese Communist Party; and
(iv)our or any variable-interest entity or similarly structured entity of us that is consolidated in our financial statements’ articles of incorporation do not contain any charter of the Chinese Communist Party.

ITEM 16.J.Insider Trading Policies

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

2.4	Description of Securities Registered Under Section 12 of the Exchange Act, previously filed on Form 20-F, dated April 29, 2020 and incorporated herein by reference

4.1	2019 Share Incentive Plan, as amended, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

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

4.12

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019) ‘

4.13

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.14

English translation of Power of Attorney, from Beijing Gebi Lvzhou Angel Investment Center (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.15

English translation of Power of Attorney, from Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.16

English translation of Power of Attorney, from Beijing Wentou Wuyu Investment Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.17

English translation of Power of Attorney, from Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.18*

English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated November 4, 2022

4.19*

English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022

4.20*

English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022

4.21*	English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022

4.22*	English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022

4.23*

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022

4.24

English translation of Share Subscription and Shareholders Agreement in respects of Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

4.25

English translation of Share Transfer Agreement between Beijing Duoke Information Technology Co. Ltd. and Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

8.1

List of Significant Subsidiaries and VIE of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Jingtian & Gongcheng, the Company's PRC Legal Adviser

15.3**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: April 26, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses in 2021.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2023

We have served as the Company’s auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

Assets
Current assets:
Cash and cash equivalents	96,965	142,511
Restricted cash	—	100
Short‑term investments	119,140	42,270
Accounts receivable, net	180,161	197,528
Receivables due from related parties	3,630	858
Prepayments and other current assets	42,612	16,159
Total current assets	442,508	399,426
Non‑current assets:
Property and equipment, net	3,159	2,428
Intangible assets, net	808	1,249
Long-term investments	41,442	137,357
Operating lease right-of-use assets, net	13,818	30,911
Total non‑current assets	59,227	171,945
Total assets	501,735	571,371

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 56.07 million and RMB 53.47 million as of December 31, 2021 and 2022, respectively)	56,266	53,465
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 37.63 million and RMB 34.00 million as of December 31, 2021 and 2022, respectively)	55,788	52,204
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 11.31 million and RMB 6.84 million as of December 31, 2021 and 2022, respectively)	12,836	10,874
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 28.86 million and RMB 24.58 million as of December 31, 2021 and 2022, respectively)	28,863	24,575
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 1.33 million and RMB 0.31 million as of December 31, 2021 and 2022, respectively)	1,328	312
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 12.62 million and RMB 23.19 million as of December 31, 2021 and 2022, respectively)	17,501	27,606
Short-term bank loan (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 5.0 million and RMB 9.95 million as of December 31, 2021 and 2022, respectively)	5,000	9,950
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 16.30 million and RMB 31.29 million as of December 31, 2021 and 2022, respectively)	16,302	31,293
Total current liabilities	193,884	210,279
Non-current liabilities:
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.59 million and RMB 15.09 million as of December 31, 2021 and 2022, respectively)	586	15,093
Other non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB 0.62 million as of December 31, 2021 and 2022, respectively)	—	615
Total non-current liabilities	586	15,708
Total liabilities	194,470	225,987
Commitments and Contingencies (Note 17)

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 893,706,595 shares outstanding as of December 31, 2021; 4,903,917,300 shares authorized, 907,346,745 shares issued and 895,814,195 shares outstanding as of December 31, 2022)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	66	66
Additional paid-in capital	2,049,448	2,061,491
Treasury stock (US$ 0.0001 par value; 16,201,618 shares and 14,094,018 shares as of December 31, 2021 and 2022, respectively)	(13,598)	(12,010)
Accumulated deficit	(1,728,152)	(1,706,209)
Accumulated other comprehensive loss	(8,987)	(5,860)
Total 36Kr Holdings Inc.'s shareholders' equity	299,405	338,106
Non-controlling interests	7,860	7,278
Total shareholders' equity	307,265	345,384
Total liabilities and shareholders' equity	501,735	571,371

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

	For the Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB'000
Revenues:
Online advertising services	172,811	214,722	221,620
Enterprise value‑added services	193,213	74,032	72,640
Subscription services	20,740	28,025	28,237
Total revenues	386,764	316,779	322,497
Cost of revenues	(261,372)	(128,844)	(137,848)
Gross profit	125,392	187,935	184,649
Operating expenses:
Sales and marketing expenses	(140,672)	(143,887)	(122,069)
General and administrative expenses	(212,411)	(90,636)	(52,072)
Research and development expenses	(38,232)	(47,518)	(55,045)
Impairment of goodwill	(1,395)	—	—
Total operating expenses	(392,710)	(282,041)	(229,186)
Loss from operations	(267,318)	(94,106)	(44,537)
Other income/(expenses):
Share of income/(loss) from equity method investments	(23,502)	(5,473)	51
Gain on disposal of a subsidiary	—	—	38,019
Long-term investment income/(loss), net	—	—	15,964
Short‑term investment income	1,859	2,485	1,999
Government grant	10,103	3,304	3,447
Others, net	3,280	3,283	8,055
Income/(loss) before income tax	(275,578)	(90,507)	22,998
Income tax expenses	(3,764)	(102)	(361)
Net income/(loss)	(279,342)	(90,609)	22,637
Net loss/(income) attributable to non-controlling interests	(889)	1,038	(694)
Net income /(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	(280,231)	(89,571)	21,943
Net income/(loss)	(279,342)	(90,609)	22,637
Other comprehensive income/(loss)
Foreign currency translation adjustments	(4,843)	(1,090)	3,127
Total other comprehensive income/(loss)	(4,843)	(1,090)	3,127
Total comprehensive income/(loss)	(284,185)	(91,699)	25,764
Net loss/(income) attributable to non-controlling interests	(889)	1,038	(694)
Comprehensive income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	(285,074)	(90,661)	25,070

Net income/(loss) per ordinary share (RMB)
—Basic	(0.275)	(0.087)	0.021
—Diluted	(0.275)	(0.087)	0.021
Net income/(loss) per ADS (RMB)
—Basic	(6.873)	(2.185)	0.530
—Diluted	(6.873)	(2.185)	0.530
Weighted average number of ordinary shares used in per share calculation:
—Basic	1,019,316,944	1,025,068,349	1,034,547,219
—Diluted	1,019,316,944	1,025,068,349	1,034,547,219
Weighted average number of ADS used in per ADS calculation:
—Basic	40,772,678	41,002,734	41,381,889
—Diluted	40,772,678	41,002,734	41,381,889

Share‑based compensation expenses included in:
Cost of revenues	1,123	1,322	1,571
Sales and marketing expenses	16,168	8,526	3,558
General and administrative expenses	19,508	5,622	7,943
Research and development expenses	2,478	(452)	814

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Accumulated
	Ordinary shares								other	Non-	Total
	Class A ordinary		Class B ordinary		Additional			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		paid‑in capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
		RMB		RMB			RMB	RMB	RMB	RMB	RMB
	Shares	’000	Shares	’000	RMB’000	Shares	000	’000	’000	’000	’000
Balance as of January 1,2020	902,282,202	613	96,082,700	66	2,000,267	2,561,468	(2,333)	(1,358,350)	(3,054)	6,739	643,948
Net loss	—	—	—	—	—	—	—	(280,231)	—	889	(279,342)
Share-based compensation	—	—	—	—	39,277	—	—	—	—	—	39,277
Share repurchase	(12,996,125)	—	—	—	—	12,996,125	(11,748)	—	—	—	(11,748)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	520	520
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(4,843)	—	(4,843)
Issuance of ordinary shares upon exercise of share-based awards	12,138,965	8	—	—	—	—	—	—	—	—	8
Cancellation of share-based awards	(250,447)	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	1,149	—	—	—	—	—	1,149
Balance as of December 31, 2020	901,174,595	621	96,082,700	66	2,040,693	15,557,593	(14,081)	(1,638,581)	(7,897)	8,148	388,969

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

									Accumulated
	Ordinary shares								other	Non-	Total
	Class A ordinary		Class B ordinary		Additional			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		paid-in capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
		RMB		RMB			RMB	RMB	RMB	RMB	RMB
	Shares	’000	Shares	’000	RMB’000	Shares	’000	’000	’000	’000	’000
Balance as of January 1,2021	901,174,595	621	96,082,700	66	2,040,693	15,557,593	(14,081)	(1,638,581)	(7,897)	8,148	388,969
Net loss	—	—	—	—	—	—	—	(89,571)	—	(1,038)	(90,609)
Share-based compensation	—	—	—	—	15,018	—	—	—	—	—	15,018
Share repurchase	(6,646,700)	—	—	—	—	6,646,700	(5,780)	—	—	—	(5,780)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	750	750
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,090)	—	(1,090)
Issuance of ordinary shares upon exercise of share-based awards	10,556,462	7	—	—	(6,263)	(6,002,675)	6,263	—	—	—	7
Cancellation of share-based awards	(1,298,199)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	903,786,158	628	96,082,700	66	2,049,448	16,201,618	(13,598)	(1,728,152)	(8,987)	7,860	307,265

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

									Accumulated
	Ordinary shares								other	Non-	Total
	Class A ordinary		Class B ordinary		Additional			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		paid-in capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
		RMB		RMB			RMB	RMB	RMB	RMB	RMB
	Shares	’000	Shares	’000	RMB’000	Shares	’000	’000	’000	’000	’000
Balance as of January 1,2022	903,786,158	628	96,082,700	66	2,049,448	16,201,618	(13,598)	(1,728,152)	(8,987)	7,860	307,265
Net income	—	—	—	—	—	—	—	21,943	—	694	22,637
Share-based compensation	—	—	—	—	12,376	—	—	—	—	—	12,376
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	174	174
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,127	—	3,127
Issuance of ordinary shares upon exercise of share-based awards	2,107,600	—	—	—	(1,588)	(2,107,600)	1,588	—	—	—	—
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	1,388	—	—	—	—	(3,093)	(1,705)
Sale of a subsidiary's shares to non-controlling shareholders	—	—	—	—	(133)	—	—	—	—	1,643	1,510
Balance as of December 31, 2022	905,893,758	628	96,082,700	66	2,061,491	14,094,018	(12,010)	(1,706,209)	(5,860)	7,278	345,384

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Net income/(loss)	(279,342)	(90,609)	22,637
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	5,549	2,563	1,772
Amortization of intangible assets	49	96	150
Share-based compensation expenses	39,277	15,018	13,886
Non-cash operating lease expense	15,306	15,481	13,606
Allowance for credit losses	127,100	9,853	(28,672)
Losses from disposal of property, equipment and software	103	73	25
Exchange (gains)/ losses	104	68	(3)
Goodwill impairment	1,395	—	—
Property and equipment impairment	7,987	—	—
Fair value changes of short-term investments	(474)	(670)	(618)
Long-term investment income/(loss), net	—	—	(15,964)
Share of loss/(income) from equity method investments	23,502	5,473	(51)
Disposal gain on a subsidiary	—	—	(38,019)
Deferred income tax	3,391	—	—
Changes in operating assets and liabilities:
Accounts receivable	108,162	241,475	6,948
Receivables due from related parties	4,517	(1,780)	(608)
Prepayments and other current assets	23,657	51	26,034
Accounts payable	(73,551)	(8,375)	(2,801)
Salary and welfare payables	(5,163)	10,208	(3,584)
Taxes payable	(16,525)	(5,988)	(1,962)
Deferred revenue	10,688	10,014	(3,672)
Amounts due to related parties	548	780	(1,016)
Accrued liabilities and other payables	1,946	3,834	8,124
Lease liabilities	(15,351)	(12,604)	(1,201)
Net cash (used in)/provided by operating activities	(17,125)	194,961	(4,989)
Cash flows from investing activities:
Purchase of property and equipment	(2,186)	(1,747)	(1,065)
Purchase of intangible assets	(164)	(433)	(591)
Purchase of short‑term investments	(613,952)	(659,210)	(457,490)
Proceeds from maturities of short‑term investments	552,444	689,084	534,978
Placement of time deposits	(135,934)	—	—
Withdrawal of time deposits	135,934	—	—
Loan paid to related parties	—	(2,000)	—
Loan repayment from related parties	—	—	2,000
Cash received from customer in relation to advertisement agent services	—	26,295	70,208
Cash paid on behalf of the customer in relation to advertisement agent services	—	(179,036)	(64,054)
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(431)	—
Investment in long-term investments	—	(30,950)	(38,970)
Cash paid to acquire non-controlling interests of subsidiaries	—	—	(1,705)
Net cash (used in)/provided by investing activities	(64,289)	(157,997)	43,311

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities:
Proceeds from initial public offering, net of issuance costs	(21,617)	—	—
Proceeds from bank loan	—	10,000	9,950
Repayment of bank loan	—	(5,000)	(5,000)
Proceeds from employee options exercised	8	7	—
Share repurchase	(11,748)	(5,780)	—
Capital injection from non-controlling interest shareholders	520	750	174
Net cash provided by/(used in) financing activities	(32,837)	(23)	5,124
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(2,780)	(822)	2,200
Net increase/(decrease) in cash, cash equivalents and restricted cash	(117,031)	36,119	45,646
Cash, cash equivalents and restricted cash at beginning of the year	177,877	60,846	96,965
Cash, cash equivalents and restricted cash at end of the year	60,846	96,965	142,611
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(13,570)	(306)	(171)
Cash paid for interest expense	—	—	—
Supplemental schedule of non‑cash investing and financing activities:
Property and equipment purchases financed by other payable	111	107	—
The addition of long-term investment in Hangzhou Jialin	—	—	40,000

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

The Company was incorporated as a limited liability company in the Cayman Islands on December 3, 2018. Through a series of contemplated reorganization steps (the “Reorganization”), the Company established Beijing Dake Information Technology Co., Ltd. (“Beijing Dake”) in June 2019 to be the primary beneficiary of Beijing Duoke for accounting purposes through entering into a series of contractual arrangements and thereafter the 36Kr Business was transferred to the Group upon the completion of the Reorganization. The Reorganization was approved by the Board of Directors and a reorganization framework agreement was entered into by the Company, Beijing Duoke, the Founder and the shareholders of Beijing Duoke in June 2019. Beijing Duoke has become VIE of the Group.

The ownership structure of the major subsidiaries and VIE of the Group as of December 31, 2022 is:

		Percentage of
		Direct or Indirect
	Place and year of	Economic
Major subsidiaries	Incorporation	Ownership	Principal activities
36Kr Holding Limited (“36Kr BVI” or “BVI Subsidiary”)	British Virgin Islands, established in 2018	100%	Investment holding
36Kr Holdings (HK) Limited (“36Kr HK” or “HK Subsidiary”)	Hong Kong, established in 2018	100%	Investment holding
Tianjin Duoke Investment Co., Ltd. (“Tianjin Duoke”)	The PRC, established in 2019	100%	Investment holding
Tianjin Dake Information Technology Co., Ltd. (“Tianjin Dake”)	The PRC, established in 2019	100%	Management consulting
Beijing Dake	The PRC, established in 2019	100%	Management consulting
Nanjing Dake Information Technology Co., Ltd. (“Nanjing Dake”)	The PRC, established in 2021	100%	Management consulting
Hainan Shenke Information Technology Co., Ltd. (“Hainan Shenke”)	The PRC, established in 2021	100%	Management consulting

		Percentage of
	Place and year of	Economic
VIE	Incorporation	Ownership	Principal activities
Beijing Duoke	The PRC, established in 2016	100%	36Kr Business

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(a) Nature of operations (Continued)

		Percentage of
	Place and year of	Economic
VIE Major subsidiaries	Incorporation	Ownership	Principal activities
Zhejiang Pinxin Technology Co., Ltd.	The PRC, established in 2019	100%	Investment holding

(b) Initial Public Offering

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

(c) Contractual agreements with the VIE

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through its VIE, whose equity interests are held by the Founder and other shareholders of the Group. The Company became the primary beneficiary of the VIE for accounting purposes by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Group through the contractual arrangements.

The contractual arrangements are the power of attorney, equity pledge agreement, exclusive purchase option agreement and exclusive business cooperation agreement. The Company’s management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIE’s economic performance and bears the risks of and enjoys the rewards normally associated with ownership of the VIE. Therefore, the Company is the ultimate primary beneficiary of the VIE for accounting purpose. As such, the Company consolidates the financial statements of the VIE and its subsidiaries, and the financial results of the VIE were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2 (a).

The following is a summary of the contractual agreements that were entered into by and among Beijing Dake, Beijing Duoke, and the nominee shareholders of Beijing Duoke.

Power of Attorney

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke except for BCI, the minority investment shareholder mentioned below, have entered into an power of attorney, pursuant to which each of the shareholders of Beijing Duoke irrevocably appointed Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) to exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders’ meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Equity Pledge Agreement

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke except for BCI, the minority investment shareholder mentioned below, have entered into an equity pledge agreement, pursuant to which the shareholders of Beijing Duoke have pledged all of their equity interests in Beijing Duoke that they own, including any interest or dividend paid for the shares, to Beijing Dake as a security interest to guarantee the performance by Beijing Duoke and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. Upon the discovery of the occurrence of any circumstances or event that may lead to an event of default (as defined in the equity pledge agreement), Beijing Dake, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Beijing Dake is not liable for any loss incurred by its due exercise of such rights and powers. This pledge will become effective on the date the pledged equity interests are registered with the relevant office of industry and commerce and will remain effective until the pledgors are no longer the shareholders of Beijing Duoke.

Exclusive Purchase Option Agreement

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke except for BCI, the minority investment shareholder mentioned below, have entered into an exclusive purchase option agreement, pursuant to which each of the shareholders of Beijing Duoke irrevocably granted Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake’s prior written consent, the shareholders of Beijing Duoke shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

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

Minority Investment in Beijing Duoke

In November 2022, Beijing Cultural Investment Development Group Asset Management Co., Ltd. (“BCI”) made an investment of RMB32,492 in Beijing Duoke for 1% of Beijing Duoke’s registered capital. Such minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Beijing Duoke’s three-member board of directors, and veto rights over certain matters related to content decision.

The minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Beijing Duoke Beijing Dake and Beijing Duoke’s shareholders. As such, despite the fact that the Company is still able to enjoy economic benefits and is the primary beneficiary of Beijing Duoke and its subsidiaries, the Company is not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Beijing Duoke in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Beijing Dake, the wholly-owned PRC subsidiary, still is the primary beneficiary of Beijing Duoke for accounting purpose as it continues to have a controlling financial interest in Beijing Duoke pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

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

The Group’s operations depend on the VIE to honour its contractual agreements with the Group and the Company’s ability to enjoy economic benefits and have power over the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

It is possible that the Group’s operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of ‘‘foreign investment’’ so that foreign investment, by its definition, includes ‘‘investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council’’ without further elaboration on the meaning of ‘‘other means.’’ It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the business licenses and/or operating licenses of such entities;
●	discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiary and the VIE;
●	impose fines, confiscate the income from the PRC subsidiary or the VIE, or impose other requirements with which the VIE may not be able to comply;
●	require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or enjoy economic benefits and have power over the VIE;
●	restrict or prohibit the Group’s use of the proceeds of this offering to finance the Group’s business and operations in China; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

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

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	42,047	101,659
Restricted cash	—	100
Short‑term investments	99,017	22,247
Accounts receivable, net	179,986	197,503
Amounts due from the Company and its subsidiaries	16,137	16,361
Receivables due from related parties of the Group	3,620	804
Prepayments and other current assets	42,312	15,913
Non‑current assets:
Property and equipment, net	3,157	2,428
Intangible assets, net	808	1,249
Long-term investments, net	30,976	126,434
Operating lease right-of-use assets, net	13,818	30,911
Total assets	431,878	515,609
Current liabilities:
Accounts payable	56,069	53,465
Salary and welfare payables	37,631	33,998
Taxes payable	11,311	6,844
Deferred revenue	28,863	24,575
Amounts due to the Company and its subsidiaries	143,331	155,818
Amounts due to related parties of the Group	1,328	312
Accrued liabilities and other payables	12,621	23,185
Short-term bank loan	5,000	9,950
Operating lease liabilities	16,302	31,293
Non-current liabilities:
Operating lease liabilities	586	15,093
Other non-current liabilities	—	615
Total liabilities	313,042	355,148

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Inter-company revenues	—	25	—
Third-party revenues	386,861	316,632	320,526
Cost of revenues	(282,772)	(147,654)	(211,698)
Gross profit	104,089	169,003	108,828
Operating expenses	(284,163)	(190,249)	(131,984)
Loss from operations	(180,074)	(21,246)	(23,156)
Gain on disposal of a subsidiary	—	—	38,019
Share of loss from equity method investments	—	26	523
Long-term investments income/(loss), net	—	—	15,964
Short-term investments income	1,416	1,768	1,262
Others, net	12,021	5,602	9,402
Income/(Loss) before income tax	(166,637)	(13,850)	42,014
Income tax expenses	(3,814)	(111)	(361)
Net income/(loss)	(170,451)	(13,961)	41,653

	For the year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net cash (used in)/provided by operating activities	57,273	266,927	77,322
Purchase of short-term investments	(504,571)	(571,110)	(417,490)
Proceeds from maturities of short-term investments	423,937	594,927	494,709
Investment in long-term investments	—	(30,950)	(38,970)
Loan paid to inter-company entities	(150)	(5,000)	—
Loan collected from related parties	—	—	2,000
Loan collected from inter-company entities	—	5,000	100
Cash received from customer in relation to advertisement agent services	—	26,295	70,208
Cash paid on behalf of the customer in relation to advertisement agent services	—	(179,036)	(64,054)
Others	(2,777)	(4,180)	(3,361)
Net cash (used in)/provided by investing activities	(83,561)	(164,054)	43,142
Proceeds from initial public offering, net of issuance costs	(6,000)	—	—
Capital injection from noncontrolling interest shareholders	520	750	174
Proceeds from loans provided by inter-company entities	35,910	25,010	—
Repayments of loans provided by inter-company entities	(5,000)	(103,080)	(65,876)
Others	(19)	5,000	4,950
Net cash provided by/(used in) financing activities	25,411	(72,320)	(60,752)
Increase/(Decrease) in cash, cash equivalents and restricted cash	(877)	30,553	59,712
Cash, cash equivalents and restricted cash at beginning of year	12,371	11,494	42,047
Cash, Cash equivalents and restricted cash at end of year	11,494	42,047	101,759

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

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

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE as well as certain non-distributable statutory reserves. As the respective VIE is incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(b) Principles of consolidation (Continued)

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2020, 2021 and 2022, the net income/(loss) attributable to the non-controlling interests were an income of RMB 0.89 million, a loss of RMB 1.04 million and an income of RMB 0.69 million, respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of assessment for the allowance for credit loss, fair value of investments accounted for at fair value, impairment of long-term investments, impairment of long-lived assets, valuation allowance of deferred tax assets and valuation and recognition of share-based compensation expenses, Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

The financial statements of the Group’s non PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were a net loss of RMB 4.84 million, a net loss of RMB 1.09 million and an income of RMB 3.13 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group’s financial instruments include cash equivalents, restricted cash, short term investments, accounts receivable, receivables due from related parties, other receivables, long-term investments, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2021

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Short‑term investments — Wealth management products	—	119,140	—	119,140

As of December 31, 2022

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Short‑term investments — Wealth management products	—	42,270	—	42,270
Long-term investments- Fair value option		66,470		66,470

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

Recurring

The Group’s short-term investments consisted of wealth management products which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

The Group applies fair value accounting to privately held investments classified as debt securities. The fair value of privately held investments classified as debt securities were determined using recent market transaction price (Level 2). For the investments made close to the period end, their initial investment amounts were deemed approximately equal to their fair value, except that the fair value of the investment in Shanghai Fanbo Biotechnology Co. (“Fanbo”) was estimated to be nil as of December 31, 2022 due to the significant liquidity difficulty Fanbo encountered.

Non-Recurring

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company classifies the valuation methodologies that require management to use the observable transaction price at the transaction date as Level 2 of fair value measurements Details of the fair value measurements of equity securities accounted for under the measurement alternative is set out in Note 8 Long-term investments.

When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. There was no impairment recognized for the year ended 2020, 2021 and 2022.

As of December 31, 2021 and 2022, the fair values of cash and cash equivalents, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash in banks and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(g) Restricted cash

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

(h) Short-term investments

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

(i) Accounts receivable, net

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

Expected credit losses

In June 2016, the FASB issued ASU 2016-13 Financial Instruments-Credit Losses (Topic 326), and issued subsequent amendments to the initial guidance, transitional guidance and other interpretive guidance between November 2018 and March 2020 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03. ASU 2016-13 introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including accounts receivable and notes receivable, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. Further, the new guidance indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The allowance for accounts receivable is the Group’s estimate of credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment. The Group estimated the allowance by segmenting accounts receivable into pools based on certain credit risk characteristics, and determining an expected loss rate for each pool based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

The Group adopted ASU 2016-13 beginning from January 1, 2021 on a modified retrospective basis and there was no material impact on the balance sheets and the consolidated statements of comprehensive income/(loss) as a result of adopting the new standard.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Electronic equipment and computers	3 years
Office furniture and equipment	3 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

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

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIE.

The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides the option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

On January 1, 2020, the Group adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Based on the impairment assessment, management determined that the goodwill amounted to RMB 1.4 million has been fully impaired as of December 31, 2020.

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

(m) Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and investments accounted for at fair value.

Equity investments accounted for using the measurement alternative

Investments in entities in which the Group does not have significant influence and without readily determinable fair value are accounted for using the measurement alternative of accounting in accordance with ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The Group records its share of measurement alternative investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes in orderly transactions for the identical or similar investment of the same issuer. The subsequent adjustments are recognized as “Long-term investment income/(loss), net” in the consolidated statements of comprehensive income/(loss).

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

Equity investments accounted for using the equity method

Investments in entities in which the Group can exercise significant influence but does not control or own a majority equity interest are accounted for using the equity method of accounting in accordance with ASC Topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investments for its share of the income or losses of the investee and reports the recognized income or losses as “Share of income/(loss) from equity method investments” in the consolidated statements of comprehensive income/(loss). The Group’s share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group. The Group records its share of the results of equity investments in 36Kr Global Holding (HK) Limited (“36Kr Global Holding”) and Shanghai Xuanke Technology Co., Ltd.(“Shanghai Xuanke”) on a one quarter in arrears basis.

The Group continuously reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

No impairment losses of long-term investments were recognized for the years ended December 31, 2020, 2021 and 2022.

Investments accounted for at fair value

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Long-term investments (Continued)

For investments in preferred shares that provide the Group redemption rights, the Group elected the fair value option in accordance with ASC Topic 825. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded on consolidated statements of comprehensive income/(loss) as “Long-term investment income/(loss), net”.

(n) Revenue recognition

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

I. Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks including but not limited to Weibo, Weixin/WeChat, Toutiao and Bilibili (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, pop-ups, as well as advertorials and short-form videos. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third-party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2020, 2021 and 2022.

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

II. Enterprise value-added services

The principal enterprise value-added services that the Group provides to customers are set out as follows:

(i) Integrated marketing

The Group provides one-stop media solutions to helps its customers develop tailored and diverse marketing strategies to improve their marketing efficiency. Integrated marketing services include providing end customers with marketing plan, marketing event organization and execution on third-party media platforms, and public relations, etc. The Group considers itself as the principal for this type of services as it is the primary obligor for such service, it has control over the services provided to the customers from market planning through service delivered since a) the Group is able to direct suppliers to deliver advertising services on its behalf based on the integrated marketing plan set by the Group including the content, form, time and media platform of the advertisement; b) the Group is obligated to fulfill the promise to provide the integrated marketing services to customers; c) the Group has the discretion in setting the prices for the services. Therefore, the Group recognize the revenues at a gross basis.

(ii) Online/offline events

The Group organizes offline and online diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by the Group to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at events and the 36Kr Platforms during the course of events.

(iii) Consulting

The Group provides customized market research and industry reports to established companies. In addition, the Group also helps the customers to organize and execute business events.

In certain circumstances, the Group engages third party suppliers to perform part of the aforementioned services in fulfilling its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the suppliers to perform the service and control the goods or assets transferred to its customers. In addition, the Group combines and integrates the separate services provided by the suppliers into the specified marketing or business consulting solutions to its customers. Thus, the Group recognizes revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the specified services transferred.

Although a bundle of services are provided to the customers in each of the three services mentioned above, the Group’s overall commitment in such contract arrangement is to transfer a combined item at a fixed fee, which is an integrated marketing or business consulting solution, to which the individual services are inputs. The integrated services are customized for the customers, and they are interdependent and interrelated. Therefore, the Group combines such bundles of services in the contracts into a single performance obligation. Most of the offline events are completed within several days, and most of the contracts of integrated marketing solution and business consulting are completed within one year. The revenues are recognized ratably over the duration of such events and activities.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

(iv) Advertisement agent services

Starting from 2021, the Group as an agent coordinates and procures the third-party advertisement resources on behalf of its customers based on the purchase orders from the customers including the content, form, time and media platform of the advertisement. The Group considers itself as an agent for these services because the Group does not control the advertisement services provided to the customer which is evidenced by 1) the Group does not obtain control of the purchased advertisement services prior to its transfer to the customer; 2) the Group does not have the power to determine the specific advertisement services, which are all executed based on the instructions from the customers; 3) the Group cannot sell the purchased advertisement resources to parties other than the customers; 4) the Group does not integrate purchased advertisement services with the Group’s other services and then provide them to the customer; and 5) the Group has limited pricing latitude for the services provided. Therefore, the Group recognize the revenues at a net basis. Acting as an agent, in addition to help procuring the advertising resources for the customers, the Group also pays on behalf of customer for the advertising resources procured, i.e., provides financing to the customer. The interest income from the financing is recognized as revenue over the period that the Group pays on behalf of the customer as it is part of the Group’s normal business. The related cash flows for financing are presented as investing activities in the consolidated statements of cash flows.

III. Subscription services

(i) Institutional investor and enterprise subscription services

The Group offers institutional investor and enterprise subscription services. The subscription service package to institutional investors and to New Economy enterprises include creating their yellow pages on the 36Kr Platform, publishing articles about the customers on the 36Kr Platform, priority access to 36Kr’s online and offline activities, etc. For enterprise subscribers the Group also offers online courses and one-on-one consulting. The Group offers such subscription benefits for a fixed period subscription fee.

Both the institutional investor and enterprise subscription services involve multiple performance obligations. The Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the best estimate of the standalone selling price takes into consideration of the pricing of advertisings or enterprise value-added services of the Group with similar characteristics and advertisements or services with similar formats and quoted prices from competitors and other market conditions. For most of such contracts, performance obligations are completed within one year. The revenue is recognized over the period when such services are delivered or when the services are rendered based on the transaction price allocated to each performance obligation.

(ii) Individual subscription services

The Group provides paid columns, online courses and offline trainings services to its individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2020, 2021 and 2022 were not significant.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(n) Revenue recognition (Continued)

III. Subscription services (Continued)

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Online advertising services	172,811	214,722	221,620
Enterprise value‑added services
Integrated marketing	133,599	1,342	6,639
Online/offline events	26,992	32,127	15,475
Consulting	32,622	36,867	43,200
Advertisement agent services	—	3,696	7,326
Revenue for Enterprise value‑added services	193,213	74,032	72,640
Subscription services
Institutional investor subscription services	16,036	25,490	27,095
Enterprise subscription services	361	94	423
Individual subscription services	4,343	2,441	719
Revenue for Subscription services	20,740	28,025	28,237
Total revenue	386,764	316,779	322,497

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2021 and 2022, there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2020, 2021 and 2022 that was included in the contract liabilities balance at the beginning of the period was RMB 8.16 million, RMB 18.85 million and RMB 28.86 million, respectively.

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

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, total advertising expenses were RMB 6.34 million, RMB 7.27 million and RMB 4.80 million, respectively.

(q) General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources share-based compensation expenses, provision of allowance for credit losses, costs associated with use by these functions of facilities and equipment, such as depreciation, rental and other general corporate related expenses.

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

(s) Operating lease and adoption of ASU 2016-02

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

(s) Operating lease and adoption of ASU 2016-02 (Continued)

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(u) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were approximately RMB 21.18 million, RMB 36.41 million and RMB 43.96 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2020, 2021 and 2022.

(w) Government grants

Government grants primarily represents subsidies for operating a business and initial public offering expenditures. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2020, 2021 and 2022, government grants amounted to approximately RMB 10.1 million, RMB 3.3 million, and RMB 3.4 million, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(x) Other income/(expenses) — Others, net

Others, net mainly represent interest income, interest expense, foreign currency exchange gains or losses and gains generated from write-offs of accounts payable.

(y) Comprehensive income

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

(z) Related parties

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

(aa) Segment reporting

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

(ab) Statutory reserves

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

(ab) Statutory reserves (Continued)

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

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC and amounted to RMB 0.66 million, RMB 0.30 million and RMB 0.55 million for the years ended December 31, 2020, 2021 and 2022, respectively.

(ac) Net income/(loss) per share

Net income/(loss)  per share is computed in accordance with ASC 260, “Earnings per Share”. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted income per share if their effects would be anti-dilutive. Ordinary share equivalents consist of ordinary shares issuable upon the vesting of the restricted share units or the exercise of share options, using the treasury stock method. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

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

The accounting standards that the Group adopted beginning January 1, 2022 did not have a significant impact on the Group’s consolidated financial statements.

4. Concentrations and Risks

(a) Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022 and more than 10% of the Group’s accounts receivable, net as of December 31, 2021 and 2022 were as follows:

	For the year ended
	December 31,
Revenues	2020	2021	2022
Customer A	*	*	17%
Customer B	32%	*	*
Customer C	*	*	12%

	As of
	December 31,
Accounts receivable	2021	2022
Customer B	55%	67%

Suppliers accounting for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended
	December 31,
Costs and expenses	2020	2021	2022

Supplier D	22%	*	*

* Less than 10%

No supplier accounts for more than 10% of the Group’s accounts payable as of December 31, 2021 and 2022.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and Risks (Continued)

(b) Credit risk (Continued)

Banks accounting for more than 10% of the Group’s cash and cash equivalents and short-term investments as of December 31, 2021 and 2022 were as follows:

	For the year ended
	December 31
Cash & cash equivalents, restricted cash and short-term investments	2021	2022
Bank E	81%	74%
Bank F	16%	25%

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

Accounts receivable	302,200	280,911
Less: allowance for credit losses	(122,039)	(83,383)
Accounts receivable, net	180,161	197,528

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2022, accounts receivable amounted to RMB 158.1 million has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in Note 2 (n)(II)(iv), such accounts receivable amounted to RMB 129.4 million as of December 31, 2021. There were no such accounts receivable as of December 31, 2020.

The movements in the allowance for credit losses are as follows:

	For the year ended
	December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	(11,413)	(124,204)	(122,039)
Reversal/(addition) of allowance for credit losses, net	(125,563)	(8,681)	30,192
Write-offs	12,772	10,846	8,464
Balance at end of the year	(124,204)	(122,039)	(83,383)

The reversal/(addition) of allowance for credit losses, net was mainly due to improved collection of accounts receivable amounted to RMB33.3 million.

6. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

Deposits	5,758	5,792
Prepayments of IT services	907	1,318
Prepayments of procurement costs	32,842	8,061
Others	3,105	988
Total	42,612	16,159

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000
Electronic equipment and computers	17,532	5,312
Office furniture and equipment	2,725	2,943
Leasehold improvement	4,971	5,032
Total	25,228	13,287
Less: accumulated depreciation	(14,082)	(10,859)
Less: impairment	(7,987)	—
Property and equipment, net	3,159	2,428

Depreciation expenses were RMB 5.55 million, RMB 2.56 million and RMB 1.77 million for the years ended December 31, 2020, 2021 and 2022, respectively.

8. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and investments accounted for at fair value.

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

Equity investments accounted for using the measurement alternative	30,000	58,464
Equity investments accounted for using the equity method	11,442	12,423
Investments accounted for at fair value	—	66,470
Total	41,442	137,357

Equity investments using the measurement alternative

The Group’s investment in private companies without readily determinable fair value were accounted for using the measurement alternative method.

Nil and RMB18.5 million re-measurement gain of equity investments accounted for using the measurement alternative were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2021 and 2022, respectively.

No impairment losses of equity investments accounted for using the measurement alternative were recognized for the years ended December 31, 2021 and 2022.

(i)In March 2021, the Group and three other investors entered into an investment agreement with Beijing Sharetimes Technology Co., Ltd.(“Sharetimes”), which primarily engages in operating of virtual intellectual property license of a series of cartoon images of movie stars. Pursuant to this agreement, the Group acquired 1.64% equity interests in Sharetimes, with a consideration of RMB 30.0 million. The Group has no significant influence over Sharetimes. Pursuant to ASC 321-10-35-2, as the investment in Sharetimes lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. In May 2022, a re-measurement gain amounted to RMB 18.5 million has been made to the investment in Sharetimes according to the most recent transaction price which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer. As of December 31, 2021 and 2022, the carrying value of the equity investment in Sharetimes was RMB 30.0 million and 48.5 million, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Long-term investments (Continued)

Equity investments using the equity method

RMB23.5 million loss, RMB5.5 million loss and RMB0.1 million income of the Group’s proportionate share of equity investee’s net (loss)/income, was recognized in “Share of income/(loss) from equity method investments” for the years ended December 31, 2020, 2021 and 2022, respectively.

Investments accounted for at fair value

The Group invested in the preferred shares of multiple private companies that provide the Group with redemption rights, the investment of which are accounted for at fair value. A loss of RMB2.5 million resulted from the change in fair value was recognized in “Long-term investment income/(loss), net” for the year ended December 31, 2022.

In March 2022, the Group acquired 7.273% equity interest in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”), as one of the investors in its round B financing. Hangzhou Jialin is a fresh produce supply chain solution provider in China. In connection with the transaction, the Company has transferred its 100% equity interest in Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”), a subsidiary of the Company which primarily provides interactive marketing dispense services, as consideration for the acquired 7.273% equity interest in Hangzhou Jialin. The fair value of equity interests of Hangzhou Jialin the Group acquired is RMB 40 million. The Group recognized a gain amounted to RMB 38 million arising from disposal of Dianqier.

9. Taxes Payable

The following is a summary of taxes payable as of December 31, 2021 and 2022:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

VAT payable	12,060	9,787
Enterprise income taxes payable	80	274
Withholding individual income taxes for employees	121	88
Others	575	725
Total	12,836	10,874

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2021 and 2022:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

Accrued professional fees	11,438	10,552
Accrued promotion fees	350	10,829
Accrued office rental expense	177	769
Accrued employee welfare expense, meal and travel expense	1,579	362
Guarantee deposits	330	280
Withholding employees' social insurance and housing fund	1,140	1,289
Others	2,487	3,525
Total	17,501	27,606

11. Leases

The Group has office space under non-cancelable operating lease agreements.

A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 are as follows:

	December 31,	December 31,
	2021	2022
	RMB‘000	RMB‘000
Operating lease right-of-use asset	13,818	30,911
Operating lease liabilities-current	(16,302)	(31,293)
Operating lease liabilities-non-current	(586)	(15,093)
Total operating lease liabilities	(16,888)	(46,386)
Weighted average remaining lease term	1.09 years	1.34 years
Weighted average discount rate	4.75%	4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) are as follows:

	December 31,	December 31,
	2021	2022
	RMB‘000	RMB‘000
Other information
Operating lease cost	15,481	14,948
Short-term lease cost	572	941
Total	16,053	15,889

A summary of supplemental cash flow information related to leases are as follows:

	December 31,	December 31,
	2021	2022
	RMB‘000	RMB‘000
Cash payments for operating leases	12,604	1,201
Right-of-use assets obtained in exchange for lease obligations	1,971	30,699

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Leases (Continued)

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2022 is as follows:

December 31,
2022
RMB‘000
2023	31,748
2024	15,464
2025	598
Total lease payment	47,810
Less: interest	1,424
Present value of operating lease liabilities	46,386

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

There were 907,346,745 and 96,082,700 Class A and Class B ordinary shares issued, respectively, as of December 31, 2022, and 878,385,770 Class A (excluding 17,428,425 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of awards granted under the 2019 Incentive Plan) and 96,082,700 Class B ordinary shares outstanding, respectively, as of December 31, 2022.

In addition, the outstanding ordinary shares included 36,281,400, 27,507,989 and 27,507,989 share options under the 2019 incentive plan as of December 31, 2020, 2021 and 2022, which were deemed as ordinary shares from accounting’s perspective as they were granted on September 7, 2019 to replace vested restricted share units of the same amount under the 2014 and 2016 incentive plan, and those vested restricted share units had been deemed as ordinary shares previously. The details are set forth in Note 15 Share-based Compensation.

13. Share repurchase program

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

For the year ended December 31, 2021, the Group repurchased 265,868 ADSs or 6,646,700 ordinary shares for total consideration amounted to US$ 0.9 million (RMB5.8 million) on the open market, at a weighted average price of US$ 3.3 per ADS.

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

The PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective from July 31, 2020 through July 31, 2023, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2018 through 2022 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2022.

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current income tax expense	373	155	361
Deferred taxation	3,391	(53)	—
Total	3,764	102	361

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as below:

	For the year ended December 31,
	2020	2021	2022
	%	%	%
Statutory EIT rate	25.00	25.00	25.00
Effect of non-deductible expenses (1)	(5.78)	(6.60)	16.97
Tax incentives for research and development expense (2)	2.08	9.00	(49.14)
Tax incentives for wages of disabled staff	0.02	0.05	(0.16)
Preferential tax rate	1.15	0.48	(4.20)
Change in valuation allowance	(23.19)	(25.55)	2.52
Tax rate difference from statutory rate in other jurisdictions	(0.72)	(2.49)	10.44
Others	0.07	—	—
Effective income tax rate	(1.37)	(0.11)	1.43
(1)	Primarily comprised of share-based compensation expenses which are permanent differences.
(2)	According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2020, 2021 and January 1, 2022 to September 30, 2022. Under Chinese mainland regulations issued in September 2022 that were applicable from October 1, 2022 to December 31, 2022, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 200% of tax-deductible research and development expenses.

Composition of deferred tax assets and liabilities

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000
Deferred tax assets - non‑current:
—Net operating tax losses carry forwards	46,031	51,541
—Allowances of doubtful accounts	18,702	12,564
—Investment loss	—	375
—Property and equipment impairment	1,997	—
—Others	299	—
Total deferred tax assets	67,029	64,480
Less: valuation allowance	(67,029)	(61,617)
Total deferred tax assets, net	—	2,863
Deferred tax liabilities - non‑current:
— Unrealized investment gain	—	(2,863)
Total deferred tax liabilities	—	(2,863)

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

As of December 31, 2022, the Group has incurred accumulated tax losses of RMB 298 million, increased from RMB 234 million as of December 31, 2021. The tax losses of the Group expire over different times intervals depending on local jurisdiction. As Beijing Duoke is recognized as HNTE, according to tax legislation released in 2018, the expiration year for tax losses has been extended from five years to ten years. Of these net tax losses carryforwards, RMB 1 million, RMB 55 million, RMB 55 million and RMB 187 million will expire in 2024, 2025, 2026 and after 2026, respectively, if not utilized. As of December 31, 2022, the Group has provided valuation allowance for the deferred tax assets amounted to RMB 62 million as the Group believes that it is more likely than not that such net accumulated tax losses and deductible temporary differences will not be utilized in the future.

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

15. Share-based Compensation

2019 Incentive Plan

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000. 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 incentive plan adopted by the Group before the Reorganization set forth in Note 1 (b) were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 incentive plan is expected to receive corresponding grants with similar terms except for the exercise price of US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of the 2014 and 2016 incentive plans accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (s) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company granted 5,125,000, 32,765,413 and 3,167,881 share options for the years ended December 31, 2020, 2021 and 2022, respectively, to certain directors and senior management.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Share-based Compensation (Continued)

The Company uses binomial option pricing model to determine the fair value of share options with the assistance of an independent third party valuation firm. The estimated fair value of each share option granted is estimated with the following assumptions:

	For the year ended December 31,
	2020	2021	2022
Expected volatility	50.22%	49.29%-50.47%	51.97%
Expected dividend yield	—	—	—
Contractual term (in year)	10	10	10
Risk-free interest rate	1.66%	1.38%-1.45%	3.57%

The expected volatility at grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the share options. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the share options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the share option grant date.

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2020, 2021 and 2022:

		Weighted		Weighted average
		average exercise	Aggregate intrinsic	remaining
	Number of	price US$ per	value	contractual
	shares	share	US$	years
Outstanding at December 31, 2019	126,402,925	0.0001	37,352,064	9.68
Granted during the year	5,125,000	0.0001	—	—
Exercised during the year	(36,613,500)	0.0001	—	—
Forfeited / Cancelled during the year	(6,674,341)	0.0001	—	—
Outstanding at December 31, 2020	88,240,084	0.0001	9,847,593	8.77
Granted during the year	32,765,413	0.0001	—	—
Exercised during the year	(18,031,675)	0.0001	—	—
Forfeited / Cancelled during the year	(8,143,392)	0.0001	—	—
Outstanding at December 31, 2021	94,830,430	0.0001	4,324,268	8.44
Granted during the year	3,167,881	0.0001	—	—
Exercised during the year	(2,107,600)	0.0001	—	—
Forfeited during the year	(1,861,733)	0.0001	—	—
Outstanding at December 31, 2022	94,028,978	0.0001	3,881,516	7.53
Exercisable at December 31, 2022	64,686,080

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Share-based Compensation (Continued)

The weighted average grant date fair value of share options granted for the years ended December 31, 2020, 2021 and 2022 were RMB 0.78, RMB 0.54 and RMB 0.26, respectively. For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized for share options granted were RMB 39.28 million, RMB 15.02 million and RMB 12.38 million, respectively. 36,613,500, 18,031,675 and 2,107,600 share options granted were exercised for the years ended December 31, 2020, 2021 and 2022, respectively.

As mentioned above, certain vested restricted share units under the 2014 and 2016 incentive plans have been replaced by the same amount of share options (“Replacement Share Options”) granted on September 7, 2019 under the 2019 Incentive Plan, which were vested immediately upon the grant. Before the modification, those vested restricted share units were deemed as ordinary shares from the accounting’s perspective. As a result, the corresponding Replacement Share Options were continuously deemed as ordinary shares in the consolidated statements of changes in shareholders’ equity, as they had no vesting conditions or contingencies upon the grant and were issuable for little to no consideration. Options subsequently granted under the 2019 Incentive Plan, regardless vested or not, were viewed as options until they are exercised. Among the 18,031,675 and 2,107,600 share options legally exercised in 2021 and 2022, there were 7,475,213 and nil shares Replacement Share Options included.

As of December 31, 2022, the unrecognized share-based compensation expense related to unvested share options granted was RMB 9.27 million. Total unrecognized share-based compensation expenses is expected to be recognized over a weighted average period of 0.92 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 11,404,247 as of December 31, 2022.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Basic and Diluted Net Income/(Loss) Per Share

Basic and diluted net income/(loss) per share for the years ended December 31, 2020, 2021 and 2022 have been calculated in accordance with ASC 260 as follows:

	For the years ended
	December 31,
	2020	2021	2022
Net income/(loss) per ordinary share – basic:
Numerator (RMB’000):
Net income/(loss) attributable to 36Kr Holdings Inc.	(279,342)	(90,609)	22,637
Net loss/(income) attributable to non-controlling interests	(889)	1,038	(694)
Net income/(loss) attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(280,231)	(89,571)	21,943
Denominator:
Weighted average number of ordinary shares outstanding	1,019,316,944	1,025,068,349	1,034,547,219
Denominator used in computing net income/(loss) per share - basic	1,019,316,944	1,025,068,349	1,034,547,219
Net income/(loss) per ordinary share: - basic (RMB)	(0.275)	(0.087)	0.021

Net income/(loss) per ordinary share - diluted:
Numerator (RMB’000):
Net income/(loss) attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(280,231)	(89,571)	21,943
Net income/(loss) attributable to ordinary shareholders - diluted	(280,231)	(89,571)	21,943
Denominator:
Denominator used in computing net income/(loss) per share - basic	1,019,316,944	1,025,068,349	1,034,547,219
Denominator used in computing net income/(loss) per share - diluted	1,019,316,944	1,025,068,349	1,034,547,219
Net loss per ordinary share – diluted (RMB)	(0.275)	(0.087)	0.021

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2020, 2021 and 2022, there are no anti-dilutive effects that should be excluded from the computation of diluted loss per share.

17. Commitments and Contingencies

(a) Commitments

Operating lease commitments

The Group leases offices and fulfillment infrastructures under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 11.

Capital and other commitments

The Group did not have material capital and other commitments as of December 31, 2022.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Commitments and Contingencies (Continued)

(b) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2022, the Group is not a party to any legal or administrative proceedings, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

18. Related Party Transactions

In 2020, 2021 and 2022, the Group earned revenue for providing advertising and enterprise value-added services to Jiangsu Jingzhun amounted to approximately RMB 0.8 million, RMB 1.7 million and nil, respectively. As of December 31, 2021 and 2022, the amount due from Jiangsu Jingzhun were RMB 1.3 million and RMB 1.3 million, respectively.

In 2021 and 2022, interest income amounted to approximately RMB 47 thousand and RMB 3 thousand were generated from Shanghai Xuanke for offering the short-term loan amounted to RMB 2.0 million. As of December 31, 2021, the amount due from Shanghai Xuanke for short-term loan was RMB 2.0 million, which was repaid in January and February 2022. In 2021 and 2022, the Group purchased video production services from Shanghai Xuanke amounted to RMB 1.1 million and RMB 0.3 million, respectively. As of December 31, 2021 and 2022, the amount due to Shanghai Xuanke were RMB 1.2 million and RMB 20 thousand, respectively.

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 134.03 million and RMB 161.68 million as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2020, 2021 and 2022.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Subsequent Event

Investment in Beijing Che Mai Technology Co., Ltd. (“Che Mai”)

In February 2023, the Group made an investment in Che Mai, which primarily engages in providing marketing and renting solutions for new energy cars. Pursuant to the investment agreement, the Group subscribed 332,507 newly issued ordinary shares with total consideration of RMB 3.0 million, which was paid on February 17, 2023. After the subscription, the Group owned 3% equity interests in Che Mai. The Group has no significant influence over Che Mai. The investment was recorded using measurement alternative defined as cost, less impairment plus or minus subsequent adjustment for the observable price changes in orderly transactions for the identical or similar investment of the same issuer.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Condensed Financial Information of the Company (Continued)

The Company did not have significant capital and other commitments or guarantees as of December 31, 2022.

Condensed Balance Sheet

	December 31,	December 31,
	2021	2022
	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	31,833	23,365
Amount due from inter-company entities	468	515
Receivables due from related parties	10	52
Prepayments and other current assets	180	107
Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	285,624	333,418
	318,115	357,457
Total assets
Current liabilities:
Amount due to inter-company entities	14,463	16,149
Accrued liabilities and other payables	4,247	3,202
Total liabilities	18,710	19,351
Commitments and Contingencies (Note 17)
Shareholders' equity：
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 893,706,595 shares outstanding as of December 31, 2021; 4,903,917,300 shares authorized, 907,346,745 shares issued and 895,814,195 shares outstanding as of December 31, 2022)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	66	66
Additional paid-in capital	2,049,448	2,061,491
Treasury stock (US$ 0.0001 par value; 16,201,618 shares and 14,094,018 shares as of December 31, 2021 and 2022, respectively)	(13,598)	(12,010)
Accumulated deficit	(1,728,152)	(1,706,209)
Accumulated other comprehensive loss	(8,987)	(5,860)
Total 36Kr Holdings Inc.'s shareholders’ equity	299,405	338,106
Total liabilities and shareholders’ equity	318,115	357,457

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Condensed Financial Information of the Company (Continued)

Condensed Statement of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Operating expenses:
Sales and marketing expenses	(55)	(282)	—
General and administrative expenses	(9,439)	(9,269)	(11,602)
Total operating expenses	(9,494)	(9,551)	(11,602)
Loss from operations	(9,494)	(9,551)	(11,602)
Other income/(expenses):
Share of income/(loss) from subsidiaries, VIE and subsidiaries of VIE	(272,297)	(80,559)	31,888
Interest income	983	64	368
Interest expense	(14)	(70)	(189)
Others, net	591	545	1,478
Income/(loss) before income tax	(280,231)	(89,571)	21,943
Income tax expenses	—	—	—
Net income/(loss)	(280,231)	(89,571)	21,943
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	(280,231)	(89,571)	21,943

Condensed Statement of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(3,298)	(9,857)	(12,381)
Net cash used in investing activities	(77,536)	—	—
Net cash provided by/(used in) financing activities	(27,360)	(5,773)	—
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	(2,334)	(1,047)	3,913
Net increase/(decrease) in cash and cash equivalents	(110,528)	(16,677)	(8,468)
Cash and cash equivalents at beginning of the year	159,038	48,510	31,833
Cash and cash equivalents at end of the year	48,510	31,833	23,365