Form 20-F
period 2023-12-31
36Kr Holdings Inc.
filed 2024-04-25
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

(Address of principal executive offices)

Ms. Lin Wei, Chief Financial Officer

Tel: +86 10 8965-0708

E-mail: weilin@36kr.com

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

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

975,142,552 ordinary shares, comprised of 879,059,852 Class A ordinary shares, par value US$0.0001 per share, and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                      No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

ii

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2024, the noon buying rate for Renminbi was RMB 7.2403 to US$1.00.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A.[Reserved]

3.BCapitalization and Indebtedness

Not applicable.

3.CReason for the Offer and Use of Proceeds

Not applicable.

3.DRisk Factors

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

Our corporate structure involves unique risks to investors in the ADSs. In 2021, 2022 and 2023, the amount of revenues generated by the VIE accounted for 100%, 99% and 100%, respectively, of our total net revenues. As of December 31, 2021, 2022 and 2023, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 83%, 87% and 90% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. Our ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conduct a significant portion of our business in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the uncertainty on whether the U.S. Public Company Accounting Oversight Board, or PCAOB, will continue to be able to satisfactorily inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PRC government may also influence our operations at any time by adopting new laws and regulations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has historically published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations without limitations, subject to satisfaction of applicable government registration and approval requirements. Loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. See “Item 4. Information on the Company — 4.A. History and Development of the Company — Our Corporate History.”

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

Below please find a summary of the principal risks we face, organized under relevant headings. Please see “Item 3. Key Information—3.D. Risk Factors” and other information included elsewhere in this annual report for a discussion of these and other risks and uncertainties that we face.

Risks Related to Our Business and Industry

●	We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date. For details, see page 5 of this annual report.
●	We are subject to risks associated with operating in the rapidly evolving New Economy sectors. For details, see page 6 of this annual report.
●	The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business. For details, see page 6 of this annual report.
●	If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected. For details, see page 6 of this annual report.
●	We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit. For details, see page 7 of this annual report.
●	Our business could suffer if we are unable to retain or hire quality in-house writers and editors. For details, see page 7 of this annual report.
●	Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations. For details, see page 7 of this annual report.

●	Our business, prospects and financial results may be affected by our relationship with third-party platforms. For details, see page 7 of this annual report.
●	If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 7 of this annual report.
●	If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected. For details, see page 8 of this annual report.

Risks Related to Our Corporate Structure

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see page 21 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 22 of this annual report.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For details, see page 23 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 25 of this annual report.
●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business. For details, see page 25 of this annual report.

Risks Related to Doing Business in China

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see page 21 of this annual report.
●	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 27 of this annual report.
●	Certain judgments obtained against us by our shareholders may not be enforceable in China. For details, see page 28 of this annual report.

●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For details, see page 28 of this annual report.

Risks Related to the ADSs

●	We believe that we were likely a passive foreign investment company (“PFIC”) for 2023, and due to the current trading prices of our ADSs there is a significant risk that we will be a PFIC for 2024 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares. For details, see page 45 of this annual report.
●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease. For details, see page 38 of this annual report.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 37 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 38 of this annual report.
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. For details, see page 38 of this annual report.
●	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page 39 of this annual report.

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

We distribute certain of our content through our accounts on leading third-party Internet and social networking platforms, including but not limited to Weibo, Weixin/WeChat, Douyin, Bilibili, Kuaishou, RED, Toutiao, Zhihu and Bai Jiahao. These third-party platforms enable us to effectively extend our user reach and enhance our influence. To the extent that we fail to leverage such third-party channels, our ability to attract or retain users may be harmed. If our relationship with these third-party platforms deteriorates or is terminated or we fail to establish or maintain relationships with them on commercially viable terms, we may not be able to quickly locate alternative channels. As a result, the aforementioned circumstances may limit our ability to continue growing our user base and have a material adverse effect on our business, financial condition and results of operations.

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

We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 67.8%, 68.7% and 70.2% of our total revenues in 2021, 2022 and 2023, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase the pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities. In addition, if our customers unable to pay us in a timely manner or any failure in managing such credit risk may adversely affect our liquidity and cash flows, which in turn has an adverse effect on our business operations and financial condition.

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

In addition, the PRC regulatory authorities have taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which has become effective on November 1, 2021. On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On December 31, 2021, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulation on Cybersecurity and Censorship” for details on regulations over data protection and privacy in the PRC.

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

The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture and Tourism, or the MOCT, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT) , the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

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

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Audio-visual Program Services.”’

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

We have incurred expenses on a variety of marketing and branding activities. In 2021, 2022 and 2023 we incurred RMB143.9 million, RMB122.1 million and RMB127.5 million (US$18.0 million) in sales and marketing expenses, accounting for 45.4%, 37.9% and 37.5% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

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

We have experienced cash outflow from operating activities in history. We recorded net cash provided by operating activities of RMB195.0 million in 2021, net cash used in operating activities of RMB5.0 million in 2022 and net cash used in operating activities of RMB122.2 million (US$17.2 million) in 2023. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the New Economy-focused business services market.
●	our future profitability, overall financial condition, results of operations and cash flows.
●	general market conditions for capital raising activities by New Economy and other Internet companies in China; and
●	economic, political and other conditions in China and internationally.

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

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2023, accounts receivable amounted to RMB 90.1 million (US$12.7 million) has been derived from the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview—Our Business Services.” We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

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

Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Companies on the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. The validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may conclude that our internal control over financial reporting is not effective. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In 2021, 2022 and 2023, we recorded RMB15.0 million, RMB13.9 million and RMB4.7 million(US$0.7 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is significant for us to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges, including the ongoing trade disputes and tariffs and recent Russia-Ukraine crisis. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

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

Shareholders holding 99% of the registered share capital of the VIE are affiliated with our Company or affiliated with certain shareholders of the Company. Particularly, Tianjin Zhanggongzi Technology Partnership (L.P.) controlled by Mr. Liu Chengcheng, the Founder and a shareholder of the Company, owns 61.56% of equity interest of the VIE, Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.) , an affiliate of one our existing shareholders, owns 23.08% of equity interest of the VIE, and Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.) , an affiliate of one our existing shareholders, owns 14.36% of equity interest of the VIE. The enforceability of the contractual agreements between us, the VIE and its shareholders depends to a large extent upon whether the VIE and its shareholders will fulfil these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected.

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

Furthermore, we conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

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

In addition, on December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures. Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”) , which became effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023 the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures will become effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it consequently seeks to conduct a follow-on offering.

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

We rely on contractual arrangements with the VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIE and its subsidiaries constituted substantially all of our revenues in 2021, 2022 and 2023.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.”

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

The PRC legal system is a civil law system based on written statutes. The interpretations and enforcement of laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. The PRC government has historically published new policies that adversely affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further affect our business, financial condition and results of operations. Furthermore, the CSRC published the Overseas Listing Measures, under which a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. For example, Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective through 2021, 2022, and 2023, upon the completion of its filings with the relevant tax authorities. However, the qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. There can be no assurance that we will enjoy such preferential tax treatment in the future. Without such preferential tax treatment, we may incur more tax expense and our operating results could be adversely affected.

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

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. Furthermore, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we are not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination if made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

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

The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties’ turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018 and in January 2024, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining “control” or “decisive influence,” and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

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

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term) , increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange and Offshore Investment.”’

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs, if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) , if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

The daily closing trading prices of our ADSs ranged from US$0.5307 to US$1.27 per ADS in 2023. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist our ADSs, the delisting would adversely affect the market liquidity of our ADSs and the market price of our ADSs could decrease.

Our ADSs are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1). We received a letter dated November 3, 2023 from the Nasdaq indicating that for the last 30 consecutive business days, the closing bid price of our ADSs was below the minimum bid price of US$1.00 per share requirement. The notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 days, or until May 1, 2024, to regain compliance with the minimum bid price requirement. We will take all reasonable measures in order to regain compliance with the Nasdaq minimum bid price requirement. On April 24, 2024, we announced that we received approval from the Nasdaq to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. As a result of the transfer to The Nasdaq Capital Market, and if compliance with the $1.00 bid price requirement cannot be demonstrated by May 1, 2024, the Company may be eligible for an additional compliance period if it meets the continued listing requirement for the market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement.

There can be no assurance that we will meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of our ADSs. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of our ADSs, the sale or purchase of our ADSs would likely be made more difficult, and the trading volume and liquidity of our ADSs could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

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

Dagang Feng, our chief executive officer and the co-chairman of our board of directors, holds approximately 75.4% voting power as of the date of this annual report, including his sole voting power and the shared voting power resulting from an acting-in-concert agreement entered into in September 2019. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Accordingly, Mr. Feng will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. The voting control of Mr. Feng will limit the ability of other shareholders to influence corporate activities and, as a result, we may take actions that shareholders other than Mr. Feng do not view as beneficial. As a shareholder, even a controlling shareholder, Mr. Feng is entitled to exercise his voting power in his own interests, which may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, because Mr. Feng controls a majority of our voting stock, he may pursue corporate opportunities independent of us.

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

As of the date of this annual report, Palopo Holding Limited, an entity wholly owned by Dagang Feng, and 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 9.6% of our total issued and outstanding share capital and 73.2% of the aggregate voting power of our total issued and outstanding share capital.

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

We believe that we were likely a passive foreign investment company (“PFIC”) for 2023, and due to the current trading prices of our ADSs there is a significant risk that we will be a PFIC for 2024 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes) , directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active assets to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets, in addition to other active assets. We have not obtained valuations of our assets (including goodwill and other intangible assets) for 2023. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2023, we believe that we were likely a PFIC for our taxable year of 2023 if the value of our assets is determined by reference to our market capitalization. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2024, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill and other intangible assets should be treated as active assets is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance regarding our PFIC status for any past, current or future taxable year (even if our market capitalization increases in the current or any future taxable year). If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A ordinary shares, we will generally continue to be a PFIC with respect to that investor for all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status, unless certain elections are timely made by the investor. In addition, a U.S. holder of our ADSs or Class A ordinary shares will be subject to reporting obligations with respect to its ownership of PFIC stock. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules”.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Section 3(a)(1)(A) and Rule 3a-1 under the Investment Company Act generally provide that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity's wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees' securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of generating and distributing media content and providing business services, including online advertising services, enterprise value-added services and subscription services to customers, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as such and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the second sentence of the preceding paragraph. We also believe that the primary source of income from our businesses is properly characterized as income derived from our operating business, and not from investment securities. Furthermore, the Company's assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company's wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees' securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the second sentence of the preceding paragraph.

The need to comply with Section 3(a)(1)(A) and Rule 3a-1 under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1)(A) and Rule 3a-1, and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management investments, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities (including potentially short- and/or long-term bank time deposits), including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our ADSs, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our ADSs and our ability to pay dividends in respect of our ADSs.

ITEM 4.INFORMATION ON THE COMPANY

4.AHistory and Development of the Company

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

Our corporate headquarters is located at Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is + 86 10-89605-0708. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 East 40th Street, 10th Floor, New York, NY 10016. Our principal website is www.36kr.com. The information contained on our website is not a part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Regulatory Development

Revised Cybersecurity Measures

On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

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

Potential Approval, Filing or Other Administrative Procedures Required for the Listing of our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures would impose filing requirements on both "direct" and "indirect" overseas offering or listing of PRC domestic companies. Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023, and require Chinese domestic companies strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering or listing. In addition, the PRC authorities may promulgate other new laws, regulations or rules to further regulate the overseas offering or listing activities by Chinese domestic companies. We cannot assure you that we will not be required to obtain the approval of or complete the filing or other administrative procedures with the CSRC or potentially other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or other administrative procedures from the CSRC or other PRC regulatory authorities required for overseas securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing status from the CSRC.

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

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among 36Kr Holdings Inc., our subsidiaries, and the VIE in 2021, 2022 and 2023.

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
Capital Contributions
Service fee
Beijing Dake Information Technology Co., Ltd. ("Beijing Dake")
Beijing Duoke Information Technology Co. Ltd.
("Beijing Duoke")
Loans
Equity Interest
Contractual agreements
Fund flow

Note:

(1)

Under relevant PRC laws and regulations, we are permitted to remit funds to the VIE through loans rather than capital contributions. In 2021, 2022 and 2023, the loan paid by the PRC subsidiaries to the VIE amounted to RMB25.0 million, nil and RMB25.4 million, respectively.

As of December 31, 2023, 36Kr Holdings Inc. had made cumulative capital contributions of US$41.0 million to subsidiaries of the parent company (the “Parent”), and were accounted for as long-term investments of 36Kr Holdings Inc, including US$6.0 million injected through intermediate holding company into 36Kr Global Holding, an associate of the group, and US$35.0 million to the PRC subsidiaries. As of December 31, 2021, 2022 and 2023, the loan balance owed under the VIE agreements was RMB40.0 million, nil and RMB10.3 million. In 2021, 2022 and 2023, the VIE transferred nil, RMB10.0 million and RMB91.6 million (US$12.9 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Dake, our PRC subsidiary, provided the VIE with technical support, consulting services and other services related to the VIE’s business, including business management, daily operations, strategic planning, among others.

As of December 31, 2021, 2022 and 2023, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB76.0 million, RMB155.3 million and RMB130.7 million (US$18.4 million). There were no other assets transferred between VIE and non-VIEs in 2021, 2022 and 2023.

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

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	-25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	-7.5%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider temporary differences, is assumed to equal the taxable income in the PRC.
(2)	Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIE. For all the periods presented, these fees are recognized as cost of revenues of the VIE, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIE file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIE and as income by our PRC subsidiaries and are tax neutral.

Upon the instance that the VIE reaches a cumulative level of profitability, because our PRC subsidiaries occupy certain copyrights, the agreements will be updated to reflect charges for such copyrights usage on the basis that they will quantify for tax neutral treatment.

(3)

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the year ended December 31,
	2021						2022						2023
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Inter-company revenues (Note 1)	—	962	23,820	25	(24,807)	—	—	25,211	59,104	—	(84,315)	—	—	217	62,459	—	(62,676)	—
Third-party revenues (Note 2)	—	180	—	316,632	(33)	316,779	—	1,584	387	320,526	—	322,497	—	127	—	340,058	—	340,185
Cost of revenues (Note 1)	—	(724)	(5,273)	(147,654)	24,807	(128,844)	—	(909)	(9,556)	(211,698)	84,315	(137,848)	—	(82)	(8,016)	(212,747)	62,676	(158,169)
Gross profit	—	418	18,547	169,003	(33)	187,935	—	25,886	49,935	108,828	—	184,649	—	262	54,443	127,311	—	182,016
Operating expenses	(9,551)	(18,768)	(63,473)	(190,249)	—	(282,041)	(11,602)	(17,237)	(68,363)	(131,984)	—	(229,186)	(7,832)	(6,460)	(63,332)	(198,610)	—	(276,234)
Income/(loss) from operations	(9,551)	(18,350)	(44,926)	(21,246)	(33)	(94,106)	(11,602)	8,649	(18,428)	(23,156)	—	(44,537)	(7,832)	(6,198)	(8,889)	(71,299)	—	(94,218)
Other income/(expenses):
(loss)/income from subsidiaries (Note 3)	(80,559)	(56,676)	—	—	137,235	—	31,888	23,691	—	—	(55,579)	—	(83,098)	(77,562)	—	—	160,908	—
Income/(loss) from VIEs (Note 3)	—	—	(12,923)	—	12,923	—	—	—	40,959		(40,959)		—	—	(68,853)	—	68,977	—
Share of income/(loss) from equity method investments (Note 2)	—	(5,532)	—	26	33	(5,473)	—	(472)	—	523		51	—	23	—	(546)	—	(523)
Gain on disposal of a subsidiary	—	—	—	—	—	—	—	—	—	38,019	—	38,019	—	—	—	3,366	—	3,366
Long-term investment (loss)/income, net	—	—	—	—	—	—	—	—	—	15,964	—	15,964	—	—	—	(8,079)	—	(8,079)
Short-term investments income	—	2	715	1,768	—	2,485	—	2	735	1,262	—	1,999	—	3	603	706	—	1,312
Others, net	539	(3)	449	5,602	—	6,587	1,657	18	425	9,402	—	11,502	950	637	(423)	7,689	—	8,853
Income/(Loss) before income tax	(89,571)	(80,559)	(56,685)	(13,850)	150,158	(90,507)	21,943	31,888	23,691	42,014	(96,538)	22,998	(89,980)	(83,097)	(77,562)	(68,163)	229,513	(89,289)
Income tax credit / (expenses)	—	—	9	(111)	—	(102)	—	—	—	(361)	—	(361)	-	(1)	-	43	—	42
Net income/(loss)	(89,571)	(80,559)	(56,676)	(13,961)	150,158	(90,609)	21,943	31,888	23,691	41,653	(96,538)	22,637	(89,980)	(83,098)	(77,562)	(68,120)	229,513	(89,247)

Note 1:	The eliminations are mainly related to inter-company services fee charged among subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE.
Note 2:	The eliminations are mainly related to unrealized gains attributable to transactions between the VIE and an associate of the subsidiaries of the Parent.
Note 3:	It represents the eliminations of the investment income/(loss) picked up from subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

	For the year ended December 31,
	2022						2023
			Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	23,365	2,644	14,843	101,659	—	142,511	9,683	748	3,620	27,413	—	41,464
Restricted cash	—	—	—	100	—	100	—	—	—	—	—	—
Short‑term investments	—	—	20,023	22,247	—	42,270	10,624	—	28,023	36,850	—	75,497
Accounts receivable, net	—	25	—	197,503	—	197,528	—	—	—	139,408	—	139,408
Amount due from inter-company entities (Note 4)	515	26,723	148,802	16,361	(192,401)	—	527	—	141,162	19,004	(160,693)	—
Investments in subsidiaries (Note 5)	333,418	318,097	—	—	(651,515)	—	254,474	242,806	—	—	(497,280)	—
Controlling financial interests in VIEs (Note 5)	—	—	153,183	—	(153,183)	—	—	—	83,505	—	(83,505)	—
Long-term investments, net	—	10,923	—	126,434	—	137,357	—	11,132	—	131,467	—	142,599
Operating lease right-of-use assets, net	—	—	—	30,911	—	30,911	—	—	—	34,454	—	34,454
Other assets	159	37	104	20,394	—	20,694	213	—	595	24,736	—	25,544
Total assets	357,457	358,449	336,955	515,609	(997,099)	571,371	275,521	254,686	256,905	413,332	(741,478)	458,966

Amount due to inter-company entities (Note 4)	16,149	20,297	137	155,818	(192,401)	—	19,448	212	137	141,457	(161,254)	—
Accounts payable	—	—	—	53,465	—	53,465	—	—	—	60,376	—	60,376
Short-term bank loan	—	—	—	9,950	—	9,950	—	—	—	9,950	—	9,950
Salary and welfare payables	592	3,220	14,394	33,998	—	52,204	1,594	—	8,847	25,605	—	36,046
Taxes payable	—	1,514	2,516	6,844	—	10,874	—	—	3,099	2,841	—	5,940
Deferred revenue	—	—	—	24,575	—	24,575	—	—	—	23,428	—	23,428
Operating lease liabilities	—	—	—	46,386	—	46,386	—	—	—	35,779	—	35,779
Amount due to related parties	—	—	—	312	—	312	—	—	—	261	—	261
Accrued liabilities and other payables	2,610	—	1,811	23,800	—	28,221	2,502	—	2,016	20,808	—	25,326
Total liabilities	19,351	25,031	18,858	355,148	(192,401)	225,987	23,544	212	14,099	320,505	(161,254)	197,106
Total shareholders’ equity (Note 5)	338,106	333,418	318,097	160,461	(804,698)	345,384	251,977	254,474	242,806	92,827	(580,224)	261,860
Total liabilities and shareholders’ equity	357,457	358,449	336,955	515,609	(997,099)	571,371	275,521	254,686	256,905	413,332	(741,478)	458,966

Note 4:	Represents the eliminations of inter-company balances among the Parent, the subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.
Note 5:	Represents the eliminations of the investment in subsidiaries of the Parent, the Primary Beneficiary of VIE, the VIE and its subsidiaries by the Parent.

	For the year ended December 31,
	2021						2022						2023
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/generated from operating activities (Note 6)	(9,857)	(4,438)	(57,671)	266,927	—	194,961	(12,381)	(12,283)	(57,647)	77,322	—	(4,989)	(4,078)	(6,741)	12,454	(123,798)	—	(122,163)
Cash flows from investing activities
Purchase of short-term investments	—	(100)	(88,000)	(571,110)	—	(659,210)	—	—	(40,000)	(417,490)	—	(457,490)	(10,624)	(1,300)	(56,304)	(312,270)	—	(380,498)
Proceeds from maturities of short-term investments	—	—	94,157	594,927	—	689,084	—	247	40,022	494,709	—	534,978	—	1,300	48,383	296,221	—	345,904
Investment in subsidiaries (Note 7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Investment in long-term investments	—	—	—	(30,950)	—	(30,950)	—	—	—	(38,970)	—	(38,970)	—	—	—	(9,500)	—	(9,500)
Loan paid to inter-Company entities (Note 7)	—	—	(31,033)	(5,000)	36,033	—	—	—	(14,100)	—	14,100	—	—	—	(37,400)	—	37,400	—
Loan collected from intercompany entities (Note 7)	—	—	103,080	5,000	(108,080)	—	—	—	65,899	100	(65,999)	—	—	—	21,644	—	(21,644)	—
Cash received from customer in relation to advertisement agent services	—	—	—	26,295	—	26,295	—	—	—	70,208	—	70,208	—	—	—	68,838	—	68,838
Cash paid on behalf of the customer in relation to advertisement agent services	—	—	—	(179,036)	—	(179,036)	—	—	—	(64,054)	—	(64,054)	—	—	—	-	—	—
Others	—	—	—	(4,180)	—	(4,180)	—	—	—	(1,361)	—	(1,361)	—	—	—	(4,571)	—	(4,571)
Net cash (used in)/generated from investing activities	—	(100)	78,204	(164,054)	(72,047)	(157,997)	—	247	51,821	43,142	(51,899)	43,311	(10,624)	—	(23,677)	38,718	15,756	20,173
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from issuance of Series D preferred shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share repurchase	(5,780)	—	—	—	—	(5,780)	—	—	—	—	—	—	—	—	—	—	—	—
Cash received from the sale of a noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	226	—	226
Capital injection from noncontrolling interest shareholders	—	—	—	750	—	750	—	—	—	174	—	174	—	—	—	255	—	255
Investments from parent companies (Note 7)	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from loans provided by intercompany entities (Note 7)	—	11,023	—	25,010	(36,033)	—	—	14,100	—	—	(14,100)	—	—	12,000	—	25,400	(37,400)	—
Repayments of loans provided by intercompany entities (Note 7)	—	(5,000)	—	(103,080)	108,080	—	—	(123)	—	(65,876)	65,999	—	—	(6,497)	—	(15,147)	21,644	—
Cash received/(paid) in connection with the Reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	7	—	—	5,000	—	5,007	—	—	—	4,950	—	4,950	—	—	—	—	—	—
Net cash generated from/(used in) financing activities	(5,773)	6,023	—	(72,320)	72,047	(23)	—	13,977	—	(60,752)	51,899	5,124	—	5,503	—	10,734	(15,756)	481
Effect of exchange rates on cash, cash equivalents and restricted cash	(1,047)	225	—	—	—	(822)	3,913	(1,713)	—	—	—	2,200	1,020	(658)	—	—	—	362
Increase/(Decrease) in cash, cash equivalents and restricted cash	(16,677)	1,710	20,533	30,553	—	36,119	(8,468)	228	(5,826)	59,712	—	45,646	(13,682)	(1,896)	(11,223)	(74,346)	—	(101,147)
Cash, cash equivalents and restricted cash at beginning of year	48,510	706	136	11,494	—	60,846	31,833	2,416	20,669	42,047	—	96,965	23,365	2,644	14,843	101,759	—	142,611
Cash, cash equivalents and restricted cash at end of year	31,833	2,416	20,669	42,047	—	96,965	23,365	2,644	14,843	101,759	—	142,611	9,683	748	3,620	27,413	—	41,464

Note 6:

For the years ended December 31, 2021, 2022 and 2023, the VIE transferred nil, RMB10.0 million and RMB91.6 million, respectively to the Primary Beneficiary of VIE as payment or prepayment of service fees. As of December 31, 2021, 2022 and 2023, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB76.0 million, RMB155.3 million and RMB130.7 million (US$18.4 million).

Note 7:The inter-company cash flows included the following:

●	capital contributions from the Parent to its subsidiaries and from the subsidiaries of the Parent to the Primary Beneficiary of VIE.
●	loans between subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries, and the repayments of such loans.

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.”

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

We are supported by comprehensive database and strong data analytics capabilities. With a massive corporate information database, we are able to gain valuable insights into the latest development of New Economy. Leveraging our deep understanding of user needs and customer demands, we are able to better disseminate our content and monetize our various service offerings.

Our revenue increased by 5.5% from RMB322.5 million in 2022 to RMB340.2 million (US$47.9 million) in 2023. Our net loss was RMB89.2 million (US$12.6 million) in 2023, compared with net income of RMB22.6 million in 2022.

Our Business Model

Internet
More Tap-in Industries
Online Advertising
Marketing Solutions
New Economy Companies
Traditional Companies
Institutional Investors
Membership Benefits
Offline Events
Technology
36Kr
New Economy
Consumer and Retail
Live-streaming
Regional Governments
Individuals
Courses and Trainings
Consulting
User Subscriptions
Finance
Healthcare

We empower New Economy participants through our high-quality content and comprehensive business service offerings tailored to address our customers’ pain points.

●	Value propositions to New Economy companies. New Economy companies are driven by cutting-edge technology and innovative business models, which include both startup companies and established unicorns. We are able to proactively identify their demands and customize our services accordingly.

We add significant value to startup companies by strengthening their marketing capabilities and managerial experience, and enabling them to better position themselves in their respective markets. We help startup companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. We also connect them with prominent institutional investors at online/offline events. In addition, we provide startup companies with market updates and trainings to improve their marketing and operational capabilities. As these startup companies mature, they begin to develop demands for more sophisticated and innovative marketing services, which we are able to continuously provide.

●	Value propositions to traditional companies. We help traditional companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. In addition, we also guide traditional companies as they embrace technological and business model innovations and adapt to the New Economy by offering consulting services. These traditional companies are leaders in a variety of industries such as retail, healthcare, 3C and new energy, among others.
●	Value propositions to regional government clients. We have been helping regional governments digitalize their working process and energize the regional economy, through our service solutions such as online advertising, online/offline events and live-streaming events, as well as innovative consulting services. Regional governments are able to introduce the local conditions and supportive policies with wider exposure for efficient investment and talent attraction, with the aid of our New Economy community-centric resource networks. As stronger demand emerges from more municipalities to upgrade their digitalization infrastructure and implement region-focused industrial innovation, we are placed at the forefront of more opportunities to serve a variety of governmental institutions through our comprehensive service offerings.
●	Value propositions to institutional investors. Institutional investors, both in private and public equity markets, seek opportunities to invest in evolving industries, locate promising startup companies, or pinpoint high-quality public companies. We provide insightful and up-to-date industry and company intelligence in New Economy tailored to institutional investors with different needs and focuses, to help them source and assess suitable investment opportunities in a more efficient manner. Our online advertising and online/offline events help connect institutional investors with New Economy companies across a broad range of industries, providing them a valuable and effective platform to engage in investment discussions. In addition, we also help investment institutions raise capital by facilitating branding activities.
●	Value propositions to other participants in and individuals interested in the New Economy. We operate under the prominent brand “36Kr”, and have become an informative, credible, influential and timely source of information for the New Economy communities. We provide high-quality content to other participants in and individuals interested in New Economy. Additionally, we provide knowledge and education based services to them through offline and online training programs and seminars, covering various aspects such as start-up guideline, industry trends, market analysis, advanced education and career development, etc.

Our Content

As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies and industries, timely market updates, thought-provoking editorials and commentaries as well as original video and audio content. Our content covers a variety of industries in China’s New Economy, such as technology, consumer, retail, healthcare, media and entertainment, as well as enterprise services, among others.

Our content is presented in various forms, such as text, pictures, audios, videos and live streaming. We create and produce such content through our in-house content creation team, and we also source content from selected third-party professional content providers. Meanwhile, we write and publish themed columns to address various needs of our users. Our most popular columns and sub - vertical media include:

●	“A Kr-uarter Past Eight” (八点一氪)

“A Kr-uarter Past Eight” (八点一氪) is a column that provides comprehensive daily morning briefing of major updates in New Economy during the past 24 hours.

●	“In-depth Kr” (深氪)

“In-depth Kr” (深氪) is a column that offers high-quality and in-depth business analysis and insights focusing on trending topics in the New Economy.

●	“Wise Kr” (智氪)

“Wise Kr” (智氪) is a column that offers insightful business research and analysis of public companies by covering their pre and post-IPO phases.

●	“New Trend” (新风向)

“New Trend” (新风向) is a column that provides professional and insightful analysis and opinions based on new trends across various aspects of the New Economy.

●	“Flash Updates” (快讯)

“Flash Updates” (快讯) is a column that provides short and timely updates on the latest developments in New Economy.

●	“Kr-Institute”(氪星研究所)

“Kr-Institute” (氪星研究所) is a column that specifically provides our original and self-produced videos on trendsetting companies, great industrial events and legendary business figures.

●	“Oh! Youth” (后浪研究所)

“Oh! Youth” (后浪研究所) is a WeChat Account that focuses on widely attended topics of particular interest to the younger generation, providing insightful and original reports on career development, mental health, lifestyle, relationships, etc.

●	“The Emergence of Intelligence” (智能涌现)

“The Emergence of Intelligence” (智能涌现) is a WeChat Account that provides in-depth coverage on the AI era’s burgeoning transformation across multiple industries.

●	“Waves” (暗涌)

“Waves” (暗涌) is a WeChat Account that specializes in investment feature reports, profile stories of investment institutions, and exploration of capital flow trend, providing inspiration and ideas for investors.

●	“TIDE”(潮生TIDE)

“TIDE”(潮生TIDE) is a WeChat account that focuses on urban living and consumer trends, providing a diverse range of lifestyle inspirations for users.

In addition, we have observed that video-formed content has quickly emerged as a preferable choice for more people. With our considerable capabilities in this arena, the rapidly growing video market presents a huge growth opportunity for us. Since the second half of 2020, we have continued to increase our engagement across a broad demographic and have made significant progress in producing and monetizing our video content offerings.

With our insights and expertise across New Economy sectors, we especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community.

We have also demonstrated strong capabilities in delivering timely, exclusive and insightful content. And our insightful business research spanning a broader range of companies and industries continues to gain popularity in various markets in 2023. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and provide the latest breaking updates to our users in a timely manner. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer as well as retail, healthcare, enterprise services as well as entertainment and media. We provide our users with an abundance of New Economy-focused content. In 2021, 2022 and 2023, we published over 119,000, 122,000 and 128,000 pieces of content respectively, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have total followers of 32.4 million as of December 31, 2023 across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Douyin, Bilibili, Kuaishou, RED, Toutiao, Zhihu, Bai Jiahao and more.

Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation	Content Editing, Screening and Monitoring	Content Distribution
In-house content created by our writers	In-house content and third-party professional content are subject to both automated and manual review	All contents are distributed on our mobile app and PC website
Third-party professional content created by selected content providers	Interactive content is subject to automated review and random sample reviewed by our editors	Selected and customized contents are posted on certain major third-party platforms
Interactive content created by our users

Content Creation

In-house Content Creation

We maintain a professional in-house content team of 154 personnel, including 73 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries and markets that they specialize in. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content. All content undergoes detailed review and is carefully edited by our professional editorial team. Our high-quality New Economy-focused content is well-received by our users.

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

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our content library and enhance the influence of our platform. As of the date of this annual report, we have cooperated with over 1,300 third-party professional content providers. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our various platforms.

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

AI Generated Content

We have always prioritized the application of artificial intelligence (AI) technology in content generation and have adopted the AIGC technologies throughout our content ecosystem. For instance, we leverage AIGC in various areas such as image generation, video creation, script editing, and data collection, among others, to further enhance our content production efficiency.

Content Editing, Screening and Monitoring

Our professional and experienced editorial team reviews and edits our content before posting to ensure the quality. Our editors oversee the quality of and opinions voiced in our content to be posted. They work closely with our writers to improve the content by providing feedback and suggestions.

We also strongly emphasize on content screening and monitoring to ensure that our in-house content, third-party professional content and interactive content do not infringe copyright and other intellectual property rights, and fully comply with the applicable laws and regulations. Our online content screening and monitoring procedures consist of automated screening performed by an automated filtering system as well as a set of manual review procedures conducted by our editors. We hold regular internal trainings for our editors on the latest compliance requirements and development. We also closely supervise the screening and monitoring work performed by our editors.

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

Manual Content Reviewing Process.    In addition to automated review, all of our in-house content and third-party professional content are further subject to manual review by our editors. Our manual screening procedure is multi-layered, with each piece of content subject to review and cross-review by different editors. Occasionally, we also engage third-party consultants with specialized understanding of China’s regulatory environment to review certain content on our platform. In addition to automated review, our interactive content is also subject to random sample review by our editors to remove content that appear to violate relevant laws and regulations or is otherwise inappropriate for our platform.

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. As of December 31, 2023, we have total followers of 32.7 million across our self-operated platforms and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Douyin, Bilibili, Kuaishou, RED, Toutiao, Zhihu, Bai Jiahao and more.

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

In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Douyin, Bilibili, Kuaishou, RED, Toutiao, Zhihu, Bai Jiahao and more, to further distribute our content. For example, we selectively repost trending articles on our Weixin/WeChat public account on a daily basis. We have become a top New Economy-focused content provider in terms of number of followers across our self-operated platforms and our accounts on major third-party platforms.

We are required to comply with the terms in the standard service agreements with these third-party platforms when opening our accounts. Opening accounts on these third-party platforms is free of charge. Pursuant to these service agreements, we are responsible for the operation and maintenance of our accounts and our contents. These third-party platforms are able to provide us with certain user data, such as number of followers, upon request.

The following table presents the number of our followers as of the end of each quarter in 2022 and 2023.

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2022	2022	2022	2022	2023	2023	2023	2023

	(in millions)
Number of followers (1)	24.07	25.12	26.75	28.69	29.28	30.48	32.13	32.72

Note:

(1)	Number of followers refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weibo, Weixin/WeChat, Douyin, Bilibili, Kuaishou, RED, Toutiao, Zhihu and Bai Jiahao.

To showcase China’s New Economy to overseas users as well as to further extend our business reach, we have cooperated with local partners and launched certain overseas websites. These overseas websites provide content about the New Economy, particularly the New Economy development and participants in China. We have been exploring business opportunities in overseas market through our associate 36Kr Global Holding, which operates kr-asia.com in Singapore and 36kr.jp in Japan. 36Kr Global Holding has expanded its presence in Europe, Australia and New Zealand. We have also partnered with Nikkei, a leading international media group, to boost our overseas coverage of China’s New Economy participants and their activities.

Our Business Services

Leveraging traffic brought by our high-quality content offerings, we have expanded to offer a variety of New Economy-focused business services tailored to the diverse needs of our target customers. Our business services include online advertising services, enterprise value-added services and subscription services.

Online Advertising Services

Utilizing our affluent and sophisticated user base, we offer customers quality brand-based online advertising services. Specifically, we help our online advertising customers establish and enhance their brand influence and build up connections with our users over time. Our online advertising services are primarily charged on a cost-per-day basis or cost-per-advertisement basis. We provide advertising services in a variety of formats such as full screen display, banners, pop-ups and embedded advertisements. Leveraging our strong content creation capabilities, we also help produce advertisements based on the customers’ requests, and post these advertisements on our platform to help promote customers’ products and enhance their brand awareness.

Maintaining a healthy balance between advertisement and content is essential to our platform. While we improve the effectiveness of our advertisements, we also value the objectivity of our content and users’ experience on our platform. It is important for us to ensure that our users can quickly distinguish objective content and advertisements.

We offer online advertising services either through third-party advertising agencies or directly to advertisers, consistent with market practice in China’s online advertising industry.

The customers of our online advertising services include both New Economy companies and traditional companies. In 2021, 2022 and 2023, we provided online advertising services to 512, 532 and 488 customers, respectively.

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

Online/offline events

We organize diverse online/offline events focusing on the New Economy, including summits, forums, industry conferences and fan festivals. New Economy participants gather at our online/offline events site, and also join us on our live-streaming conferences and summits. Leveraging our influence in the New Economy, we host some of the largest New Economy-focused online/offline events in China, in terms of number of participants. We believe our online/offline events create great brand-building opportunities for our customers. These events also provide a networking platform for ever-growing New Economy participants, offering them business cooperation and investment opportunities. Online/offline events further enhance our brand recognition and increase customer loyalty.

Consulting

Leveraging our insights and established connections in the New Economy, we provide consulting services to help traditional companies embrace technological innovations and digitalization and refer them to business opportunities in New Economy. We provide customized market research and industry reports to established companies, government agencies and other New Economy participants. In addition, we also help our customers organize and execute business events.

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

Subscription Services

We provide subscription services mainly to individual and institutional users.

Institutional subscription

We launched our institutional subscription services, or V-club, in 2017, offering industry reports and market updates to institutional subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional subscribers usually for an annual subscription fee. For example, we enhance the exposure of our institutional subscribers and their investment portfolios on our platform. We help them create their investor profile pages on our platform and organize branding promotion events. We refer promising companies to institutional subscribers seeking investment opportunities. Our institutional subscribers also enjoy priority access to our online/offline events. Meanwhile, we help institutional subscribers increase their recognition by displaying their logos in different occasions, including at our online/offline events. In 2023, we had 185 institutional investor subscribers, compared to 217 institutional subscribers in 2022.

Individual subscription

Our individual subscription services mainly target individuals interested in the development of New Economy. We offer a rich selection of paid columns, online/offline courses, covering various aspects from industry trends and market analysis, to career development etc. These courses are usually taught by well-known entrepreneurs, experienced investors and KOLs in New Economy space, which provides users with face-to-face communication and longer-term connection with these lecturers. In addition, in late 2023 we commenced cooperation with internationally renowned universities to launch advanced education programs. These programs bring top-tier learning experiences to our users and broaden their industry reach as well as international perspective.

In 2023, we had 46 individual subscribers, compared with 437 individual subscribers in 2022. The decrease in the number of individual subscribers was mainly because we switched our strategy to focus on higher-value courses and programs. The average revenue per user of our individual subscription business achieved significant growth compared to previous years. We will continue to optimize our course portfolios, expand our training topics and enhance our user-friendly interface.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 229 employees as of December 31, 2023. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during the course of services.

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

AI and big data analytics

Through data analysis, we study and analyze the preferences and demands of our users and customers, and tailor our content and service offerings accordingly. We began to adopt AI generated content (AIGC) technology to empower our content ecosystem and enhance content production efficiency.

As of December 31, 2023, we had 31 employees dedicated to research and development. Our research and development team primarily consists of AI engineers and IT infrastructure architects.

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

We limit access to our servers that store our user information and internal data on a “need-to-know” basis. We have also adopted a data encryption system to ensure secure storage and transmission of data and prevent any unauthorized access and use of our data. Furthermore, we have implemented comprehensive data masking to fend off potential security attacks and updated privacy policies to comply with applicable data privacy and protection laws and regulations.

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

We hold “36Kr” and “36氪” trademarks in China. In addition, we hold 267 registered trademarks, 54 registered software copyrights and four registered patents in China as of the date of this annual report. We have 21 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. On December 27, 2021 the NDRC and the MOFCOM promulgated the Negative List 2021, which came into effect on January 1, 2022 and replaced the previous Foreign Investment Catalogue or negative list. Our business like value-added telecommunications services, internet news services, internet audio-visual program services and internet publishing services are under special administrative measures in the Negative List 2021.

Regulations on Value-added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People S Republic of China (the “Telecom Regulations”) promulgated by the PRC State Council on September 25, 2000 and last amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications services providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from value-added telecommunication services (the “VATS”) . VATS are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (the “Telecom Catalogue”) was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”) , most recently amended on January 8, 2011. Under the Internet Measures, commercial Internet content-related services operators shall obtain a VATS License for Internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial Internet content-related services operations within China.

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

The Classified Categories of the Internet Audio-visual Program Services (for Trial Implementation) , or the Audio-video Program Categories, promulgated by the SAPPRFT on March 10, 2017, classifies Internet audio/video program services into detailed categories.

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

We engage in business activities that include generating audio and video content considered as radio and television programs as defined in the Radio and Television Program Production Measures. To comply with the relevant laws and regulations, we have obtained the production and operation of radio and television program license, which will remain effective until July 7, 2024.

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

On January 5, 2015, the State Administration for Industry and Commerce (the “SAIC”) promulgated the Measures on Punishment for Infringement of Consumer Rights which was amended on October 23, 2020. Pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

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

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the New Advertising Law, effective on September 1, 2015 and was amended in 2018 and in 2021. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. On February 25 2023, the State Administration for Market Regulation (the “SAMR”) issued the Measures for the Administration of Internet Advertising (the “SAMR Measures"), which replaced the Interim Measures of the Administration of Online Advertising and took effective on May 1 2023.The New Advertising Law and the SAMR Measures require that Internet advertisements may not affect users’ normal Internet use and Internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAMR Measures provide that all online advertisements must be marked with the word “Advertisement” so that viewers can easily identify them as such. Moreover, the SAMR Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

The New Advertising Law and SAMR Measures require us to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For details, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Advertisements on our platform may subject us to penalties and other administrative actions.”’

Regulations on Intellectual Property Rights

Regulations on Copyright

The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

As of the date of this annual report, we have registered 54 software copyrights in the PRC.

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

As of the date of this annual report, we have four registered patents in the PRC.

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

As of the date of this annual report, we have registered 267 trademarks in the PRC.

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

As of the date of this annual report, we have registered 21 domain names in the PRC.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013, 2018 and 2023, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Sino-Foreign Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011, 2014 and 2019, and the Sino-Foreign Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. The Wholly Foreign-owned Enterprise Law, the Sino-Foreign Equity Joint Venture Law of the PRC and the Sino-Foreign Cooperative Joint Venture Law of the PRC were replaced by the Foreign Investment Law on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange. In addition, as required by the Interim Measures for the Administration of Overseas Securities Offering and Listing by Domestic Enterprises, which was promulgated by China Securities Regulatory Commission (the “CSRC”) and took effect on March 31, 2023, a domestic enterprise conducting overseas offering and listing shall undergo the recordation formalities with the CSRC. Where a domestic enterprise indirectly conducts overseas offering and listing, the issuer shall designate a major domestic operating entity as the domestic responsible person who shall undergo the recordation formalities with the CSRC.

4.C.Organizational Structure

The chart below summarizes our corporate legal structure and identifies our principal subsidiaries and the VIE, as of the date of this annual report.

Note:

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we may be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure— There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE ” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.”

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

4.D.Property, Plant and Equipment

Our principal executive offices are located at Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People's Republic of China. As of December 31, 2023, we leased office spaces in China with an aggregate gross floor area of approximately 7,383.17 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

Our ability to further diversify our monetization channels and enhance our monetization capabilities.

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

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000	US’000
Online advertising services	214,722	221,620	238,701	33,620
Enterprise value-added services	74,032	72,640	67,297	9,479
Subscription services	28,025	28,237	34,187	4,815
Total revenues	316,779	322,497	340,185	47,914

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

Subscription services.    We offer packaged membership and service benefits to individuals, institutional investors and enterprises.

Cost of Revenues

Our cost of revenues consists of (i) staff costs; (ii) advertisement production costs; (iii) execution fee of enterprise value-added services, site fee and cost of online/offline events; and (iv) (v) other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Staff costs	46,146	35.8	60,751	44.1	58,190	8,197	36.8
Advertisement production costs	34,815	27.0	31,510	22.9	39,363	5,544	24.9
Execution fee of enterprise value-added services, site fee and cost of online/offline events	38,270	29.7	34,065	24.7	46,237	6,512	29.2
Other costs	9,613	7.5	11,522	8.3	14,379	2,025	9.1
Total cost of revenues	128,844	100.0	137,848	100.0	158,169	22,278	100.0

Staff costs are personnel-related expenses in relation to the content production and share-based compensation expenses. Advertisement production costs are advertising content producing costs, such as video production costs. Execution fee of enterprise value-added services, site fee and cost of online/offline events mainly includes advertising resources procurement cost related to integrated marketing services, and various costs in relation to organizing our online/offline events. Other costs mainly include equipment location rental fee and operation costs,business tax and surcharges, office rental cost, bandwidth and server costs, depreciation, and other miscellaneous costs.

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021		2022		2023
	RMB’000%		RMB’000%		RMB’000	US$’000%
Sales and marketing expenses	143,887	51.0	122,069	53.3	127,519	17,961	46.2
General and administrative expenses	90,636	32.2	52,072	22.7	107,034	15,075	38.7
Research and development expenses	47,518	16.8	55,045	24.0	41,681	5,871	15.1
Total operating expenses	282,041	100.0	229,186	100.0	276,234	38,907	100.0

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

Other Income/(expenses)

Long-term investments (loss)/income, net

Long-term investments (loss)/income, net is related to our equity investments accounted for under measurement alternative and investments accounted for under fair value options.

Share of loss/(income) from equity method investments

Share of loss/(income) from equity method investments is related to our equity investments, where we are able to exercise significant influence but do not own a majority equity interest or control in the investee.

Gain on disposal of a subsidiary

Gain on disposal of a subsidiary represents a realized disposal gain associated with a subsidiary in the fiscal year of 2022 and 2023.

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

PRC

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Beijing Duoke is recognized as an HNTE and is eligible for a 15% preferential tax rate effective through 2021, 2022, and 2023, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See ‘Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.’

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2021, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	214,722	221,620	238,701	33,620
Enterprise value-added services	74,032	72,640	67,297	9,479
Subscription services	28,025	28,237	34,187	4,815
Total revenues	316,779	322,497	340,185	47,914
Cost of revenues	(128,844)	(137,848)	(158,169)	(22,278)
Gross profit	187,935	184,649	182,016	25,636
Operating expenses:
Sales and marketing expenses	(143,887)	(122,069)	(127,519)	(17,961)
General and administrative expenses	(90,636)	(52,072)	(107,034)	(15,075)
Research and development expenses	(47,518)	(55,045)	(41,681)	(5,871)
Total operating expenses	(282,041)	(229,186)	(276,234)	(38,907)
Loss from operations	(94,106)	(44,537)	(94,218)	(13,271)
Other income/(expenses):
Share of (loss)/income from equity method investments	(5,473)	51	(523)	(74)
Gain on disposal of a subsidiary	—	38,019	3,366	474
Long-term investment (loss)/income	—	15,964	(8,079)	(1,138)
Short-term investment income	2,485	1,999	1,312	185
Government grant	3,304	3,447	1,147	162
Others, net	3,283	8,055	7,706	1,085
(Loss) /income before income tax	(90,507)	22,998	(89,289)	(12,577)
Income tax credit/(expenses)	(102)	(361)	42	6
Net (loss) /income	(90,609)	22,637	(89,247)	(12,571)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 5.5% from RMB322.5 million in 2022 to RMB340.2 million (US$47.9 million) in 2023.

Revenues from online advertising services

Our revenues generated from online advertising services increased by 7.7% from RMB221.6 million in 2022 to RMB238.7 million (US$33.6 million) in 2023. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as proactive sales strategies we adopted during the year.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-add services was RMB67.3 million (US$9.5 million) in 2023, compare to RMB 72.6 million in 2022. The decrease was primarily due to the transition of our integrated marketing services, partially offset by the growth of our other value-added services during 2023.

Revenues from subscription services

Our revenues generated from subscription services increased by 21.1% from RMB28.2 million in 2022 to RMB34.2 million (US$4.8 million) in 2023. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of Revenues

Our cost of revenue was RMB158.2 million (US$22.3 million) in 2023, compare to RMB137.8 million in 2022. The increase was primarily attributable to content costs and higher fulfillment costs.

Gross Profit

As a result of the foregoing, our gross profit was RMB182.0 million (US$25.6 million) in 2023, compared to RMB184.6 million in 2022. Gross profit margin was 53.5% in 2023, compared to 57.3% in 2022.

Operating expenses

Our total operating expenses was RMB276.2 million (US$38.9 million) in 2023, compare to RMB 229.2 million in 2022. The increase was mainly due to the increase in general and administrative expenses and sales and marketing expenses, partially offset by the decrease in research and development expenses.

Sales and marketing expenses

Our sales and marketing expenses was RMB127.5 million (US$18.0 million) in 2023, compare to RMB122.1 million in 2022. The slight increase was primarily attributable to the increase in marketing expenses and promotion fees.

General and administrative expenses

Our general and administrative expenses was RMB107.0 million (US$15.1 million) in 2023, compare to RMB 52.1 million in 2022. The increase was mainly attributable to the increase in allowance for credit losses, as well as certain one-off expenses including severance payments as we optimized our organization and office lease termination fees that occurred in fiscal year 2023.

Research and development expenses

Our research and development expenses decreased by 24.3% from RMB55.0 million in 2022 to RMB41.7 million (US$5.9 million) in 2023 as we proactively embrace AI technology and streamlined our research and development teams, resulting in a decrease in payroll-related expenses.

Other income

Our other income was RMB4.9 million (US$0.7 million) in 2023, compared to RMB67.5 million in 2022. The decrease was primarily because the Company recognized RMB38.0 million gain on disposal of subsidiaries and RMB16.0 million of long-term investments income in 2022, but recognized RMB8.1 million fair value loss of long-term investments in 2023.

Net loss

As a result of the foregoing, our net loss was RMB89.2 million (US$12.6 million) in 2023, compared to net income of RMB22.6 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F filed with the SEC on April 26, 2023.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2021, 2022 and 2023 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss).

	For the Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000	US$’000
Net (loss)/income	(90,609)	22,637	(89,247)	(12,571)
Share-based compensation expenses	15,018	13,886	4,672	658
Non-GAAP adjusted net (loss)/income	(75,591)	36,523	(84,575)	(11,913)
Interest income, net	(903)	(1,039)	(794)	(112)
Income tax (income)/expense	102	361	(42)	(6)
Depreciation and amortization expenses	2,659	1,922	2,105	296
Non-GAAP adjusted EBITDA	(73,733)	37,767	(83,306)	(11,735)

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our consolidated financial statements, which are included elsewhere in this annual report.

5.B.Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2023, we had RMB117.0 million (US$16.5 million) in cash and cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and demand deposits, or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB31.0 million (US$4.4 million) denominated in Renminbi and held in the PRC by our subsidiaries, the VIE and its subsidiaries and (ii) RMB10.5million (US$1.5 million) denominated in U.S. dollar and many held in the Cayman Islands by the parent company and its subsidiaries. As of December 31, 2023, we had RMB75.5 million (US$10.6 million) in short-term investments, majority of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB139.4 million (US$19.6 million) as of December 31, 2023, compared to RMB197.5 million as of December 31, 2022. Accounts receivable are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2023, accounts receivable amounted to RMB90.1 million (US$12.7 million) has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in “Item 4. Information on the Company—4.B. Business Overview Mission—Our Business Services”. For the year ended December 31, 2023, we put more efforts on accounts receivable collection and collected significant amount to keep a healthy cashflow of daily operation.

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

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and consolidated VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and the VIE, or to make additional capital contributions to our PRC subsidiary.” and “Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

The following table sets forth a summary of our cash flows for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000	US$’000
Net cash (used in) /provided by operating activities	194,961	(4,989)	(122,163)	(17,207)
Net cash provided/(used in) by investing activities	(157,997)	43,311	20,173	2,842
Net cash provided/(used in) by financing activities	(23)	5,124	481	68
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(822)	2,200	362	51
Net (decrease)/increase in cash, cash equivalents and restricted cash	36,119	45,646	(101,147)	(14,246)
Cash, cash equivalents and restricted cash at beginning of the year	60,846	96,965	142,611	20,086
Cash, cash equivalents and restricted cash at end of the year	96,965	142,611	41,464	5,840

Operating activities

Net cash used in operating activities was RMB122.2 million (US$ 17.2 million) in 2023. In 2023, the difference between our net cash used in operating activities and our net loss of RMB89.2 million (US$12.6 million) was mainly due to the provision of the allowance for credit losses and fair value changes of long term investments and other changes of operating assets and liabilities including the increase of Account Receivables of 38.8 million (US$5.5 million) and lease liabilities of 25.4 million (US$4.3 million)

Net cash used in operating activities was RMB5.0 million (US$0.7 million) in 2022. In 2022, the difference between our net cash used in operating activities and our net income of RMB22.6 million (US$3.3 million) was mainly due to the release of the allowance for credit losses, fair value changes of long term investments and gain on disposal of a subsidiary.

Investing activities

Net cash provided by investing activities was RMB20.2 million (US$2.8 million) in 2023, which was attributable to (i) purchase of short‑term investments, (ii) Cash received from customer in relation to advertisement agent services, (iii) net proceeds from purchase and maturities of short term investments and (iv) Investment in long-term investments.

Net cash provided by investing activities was RMB43.3 million (US$6.3 million) in 2022, which was attributable to (i) purchase of short‑term investments, (ii) proceeds from maturities of short‑term investments.

Financing activities

Net cash provided by financing activities was RMB0.5 million (US$0.07 million) in 2023, and was mainly attributable to (i) cash received from the sale of a noncontrolling interest and (ii) capital injection from non-controlling interest shareholders.

Net cash provided by financing activities was RMB5.1 million (US$0.7 million) in 2022, and was mainly attributable to (i) proceeds from bank loan and (ii) repayment of bank loan.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. We did not have future minimum capital commitments as of December 31, 2021, 2022 and 2023.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB2.2 million, RMB1.7 million and RMB5.4 million (US$0.8 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in November 2019. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by period
				2026 and
	Total	2024	2025	Thereafter

	(RMB in thousands)
Operating lease commitment (1)	39,283	9,286	9,128	20,869

Note:

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

5.C.Research and Development, Patents and Licenses, etc.

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB47.5 million and RMB55.0 million and RMB41.7 million (US$5.9 million) in 2021, 2022 and 2023 respectively. As of December 31, 2023, we had 31 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company—4.B. Business Overview—Technology.”

5.D.Trend Information1

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, please see Note 2 “Significant Accounting Policies” to our consolidated financial statements for the year ended December 31, 2023 for more information on our critical accounting policies. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

Sensitivity Analysis. Changes in the assumptions of loss severity and recoveries would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows (in RMB’000):

Assumption	Basis Point Change	(Decrease)/Increase
Loss severity and recoveries	+/- 100 bps	(526)/4,383

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

We must also assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized. This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

●	Nature, frequency, and severity of current and cumulative net operating losses. A pattern of objectively measured recent net operating losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;
●	Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and
●	Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

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

Fair value measurement of investments accounted for under measurement alternative and fair value option

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. We estimate the price adjustment based on the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. We make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. For the year ended December 31, 2023, the equity investments accounted for under measurement alternative were not impaired based on our qualitative assessment.

For privately held investments classified as debt securities, we elected fair value option to account for these investments and determined the fair value by using market approach with significant unobservable inputs (Level 3) for the year ended December 31, 2023. Our estimates of the fair value of these investments require subjective management judgment and are inherently uncertain, and could result in the fair value at the reporting date to be different from the fair value presented. For a detailed discussion of our significant accounting policies and related judgments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	45	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	35	Founder, Co-chairman of the Board of Directors
Yang Li	47	Chief Content Officer, Director
Lin Wei	46	Chief Financial Officer, Director
Yifan Li	56	Independent Director
Hendrick Sin	49	Independent Director
Peng Su	44	Independent Director

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

Lin Wei has served as our chief financial officer since November 2021 and our director since March 2024. Ms. Wei joined 36Kr in May 2021 as Vice President of Finance and Capital Markets, in charge of the Company’s financial management, financial reporting, investor relations and financing activities. Before joining 36Kr, Ms. Wei served as Head of Investor Relations at iQIYI, Inc., a NASDAQ listed company, from 2017 to 2020. Prior to that, Ms. Wei served in various positions at several NASDAQ and NYSE listed companies including Sohu.com Limited, The9 Limited, Shanda Interactive Entertainment Limited and Link Motion Inc. Ms. Wei received her bachelor’s degree in Economics from Renmin University of China.

Yifan Li has served as our independent director since November 2019. Mr. Li served as Chief Financial Officer at Human Horizons Group Inc. from April 2021 to March 2022 and its Chief Financial & Investment Advisor from March 2022 to December 2023. Before that, Mr. Li served as vice president at Zhejiang Geely Holding Group Company Ltd since September 2014, and also served as its Chief Financial Officer from September 2014 to September 2016. The primary business of Zhejiang Geely Holding Group Company Ltd is designing, engineering and manufacturing automobile. Mr. Li’s responsibilities include corporate financial and risk management, investment, new business initiatives, etc. Mr. Li is also currently a director of a number of companies, including Xinyuan Real Estate Co., Ltd., a real estate developer listed on the NYSE, Qudian Inc., an online credit products provider listed on the NYSE, and Sunlands Technology Group, an education company listed on the NYSE. Mr. Li is a certified public accountant in the United States. Mr. Li received his MBA from the University of Chicago Booth School of Business in 2000, his master’s degree in accounting from University of Texas at Dallas in 1994, and his bachelor’s degree in economics from Fudan University in 1989.

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

6.B.Compensation

Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB7.3 million (US$1.0 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

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

Share Incentive Plan

Xieli Zhucheng adopted a share incentive plan in 2014 and Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2014 Share Incentive Plan and 2016 Share Incentive Plan, respectively. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 162,186,000. As of the date of this annual report, awards to purchase 87,221,907 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2019 Share Incentive Plan:

Ordinary Shares
Underlying
	Outstanding Options	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Dagang Feng	32,246,622	Nominal	September 7, 2019 and December 19, 2021	September 7, 2029 and December 19, 2031
Yang Li	*	Nominal	September 7, 2019 and June 19, 2021	September 7, 2029 and June 19, 2031
Lin Wei	*	Nominal	June 19, 2021	June 19, 2031

Note:

*Less than l% of our total outstanding ordinary shares.

As of the date of this annual report, the participants other than members of our senior management as a group hold options to purchase 66,956,138 ordinary shares, with exercise price US$0.0001 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Share Incentive Plan, see Note 2 “Significant Accounting Policies” and Note 17 “Share-based Compensation” to our consolidated financial statements.

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

Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

6.D.Employees

As of December 31, 2021, 2022 and 2023, we had a total of 572, 603 and 481 employees, respectively. Substantially all of our employees are located in China.

The following table sets forth the breakdown of our full-time employees as of December 31, 2023 by function:

	Number of
Function/Department	Employees	% of Total
Content and operations	154	32.0
Sales and marketing	229	47.6
Research and development	31	6.4
General and administration	67	13.9
Total	481	100.0

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 975,142,552 ordinary shares outstanding as of March 31, 2024, including (i) 879,059,852 Class A ordinary shares and (ii) 96,082,700 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2024
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng (1)	70,924,922	7.1	96,082,700	9.6	167,007,622	16.6	75.4%
Chengcheng Liu (2)	20,665,081	2.1	41,124,300	4.2	61,789,381	6.3	32.0%
Yang Li	*	*	—	—	*	*	—
Lin Wei	*	*	—	—	*	*	—
Yifan Li	—	—	—	—	—	—	—
Hendrick Sin (4)	71,429,000	7.3	—	—	71,429,000	7.3	2.2%
Peng Su	—	—	—	—	—	—	—
All directors and executive officers as a group	152,129,357	15.0	96,082,700	9.5	248,212,057	24.5	77.8%
Principal Shareholders:							0.0%
Holding group of Dagang Feng (1)	70,924,922	7.1	96,082,700	9.6	167,007,622	16.6	75.4%
36Kr Heros Holding Limited (2)	20,665,081	2.1	41,124,300	4.2	61,789,381	6.3	32.0%
Tembusu Limited (3)	80,528,125	8.3	—	—	80,528,125	8.3	2.5%
China Prosperity Capital Alpha Limited (4)	71,429,000	7.3	—	—	71,429,000	7.3	2.2%
Yinghao Zhang(5)	63,904,000	6.6	—	—	63,904,000	6.6	1.9%

Notes:

*Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 975,142,552, being the number of ordinary shares outstanding (consisting of 879,059,852 Class A ordinary shares and 96,082,700 Class B ordinary shares) as of March 31, 2023 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

Except as indicated otherwise as below, the business address of our directors and executive officers is Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People's Republic of China.

(1)	Represents an aggregate of 167,007,622 ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors; and (iii) 29,746,622 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

(2)	Represents (i) 17,624,700 Class A ordinary shares; and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. wholly owned by Kr Hero NiceDay Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and ultimately controlled by The NiceDay Trust. The NiceDay Trust is a trust established under the laws of Cayman Islands and managed by Intertrust Trustees (Cayman) Limited as the trustee. Liu Chengcheng is the settlor of the trust, and Liu Chengcheng’s family members are the beneficiaries of the trust and (ii) 3,040,381 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after the date of this annual report.
(3)	Represents 80,528,125 Class A ordinary shares held by Tembusu Limited, a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.
(4)	Represents 71,429,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.
(5)	Represents 2,556,160 ADSs, each representing 25 Class A ordinary shares, of the Company, as reported in a Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023. The business address of Yinghao Zhang is Guanqiao Jiaolongwan Park, Wanjiang District, Dongguan City, Guangdong Province, People’s Republic of China, 523000. For more information, please see the Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023.

As of the date of March 31, 2024, 611,378,950 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 62.7% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Related Party Transactions

Transaction with Beijing Sanke

In 2022 and 2023, the Group earned revenue for providing advertising and enterprise value-added services to Beijing Sanke Information Technology Co., Ltd.(“Beijing Sanke”), an associate of the Group, amounted to approximately RMB 0.3 million and RMB 1.0 million, respectively. As of December 31, 2022 and 2023, the amount due from Beijing Sanke were RMB 0.2 million and RMB 0.05 million, respectively

Transaction with Shanghai Xuanke

In 2021, 2022 and 2023, the Group purchased video production services from Shanghai Xuanke, an associate of the Group, amounted to RMB 1.1 million, RMB 0.3 million and RMB 49 thousand, respectively. As of December 31, 2021, 2022 and 2023, the amount due to Shanghai Xuanke were RMB 1.2 million, RMB 20 thousand and RMB 0.2 million, respectively. In 2021, the Group offered a short-term loan to Shanghai Xuanke, amounted to RMB 2.0 million, which has been paid off in 2022. In 2021 and 2022, the interest income generated from the short-term loan were RMB 47 thousand and RMB 3 thousand, respectively.

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

People’s Republic of China Taxation

In accordance with the Enterprise Income Tax Law (‘‘EIT Law’’), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective from 2023 through 2026, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

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

As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders), if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See ‘We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.’

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

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons who acquired our ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	persons that own or are deemed to own 10% or more of our stock by vote or value; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active assets to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets, in addition to other active assets. We have not obtained valuations of our assets (including goodwill and other intangible assets) for 2023. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2023, we believe that we were likely a PFIC for our taxable year of 2023 if the value of our assets is determined by reference to our market capitalization. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2024, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill and other intangible assets should be treated as active assets is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance regarding our PFIC status for any past, current or future taxable year (even if our market capitalization increases in the current or any future taxable year).

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including the VIE) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in their particular circumstances if we are or were a PFIC for any taxable year and cease to be a PFIC for any subsequent taxable year.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our ADSs are listed, is a qualified exchange for this purpose, but there can be no assurance that our ADSs will be regularly traded for any relevant period. In addition, a mark-to-market election will not be available if our ADSs are delisted from the Nasdaq and are not listed on any other qualified exchange. Over-the-counter quotation systems are not qualified exchanges for these purposes. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of the U.S. Holder’s taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the U.S. Holder’s taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders will likely not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

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

Distributions (if any) paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders with respect to the ADSs may be taxable at favorable rates, provided that our ADSs remain listed on the Nasdaq (or are listed on certain other U.S. national exchanges), and we are not a PFIC (and are not treated as a PFIC with respect to a U.S. Holder) for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates generally (taking into account our PFIC status) and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of any PRC income taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “—Taxation of Distributions,” the IRS has released notices that provide relief from certain of the Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude them from claiming a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming (or does not wish to claim) a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct non-U.S. taxes in lieu of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

For the period from November 7, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to the date of this annual report, we have fully utilized the net proceeds received from the initial public offering to support for our daily business operation.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2023 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of our ADSs may be materially and adversely affected.”

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

	Year Ended December 31,
Services	2022	2023
	RMB	RMB
	(in thousands)
Audit Fees(1)	6,800	6,800
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	6,800	6,800

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to advisory and tax advice.

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program from April 1, 2023 to March 31, 2024:

			Total Number of ADSs	Number of ADSs
			Purchased Under the	that May Yet Be
	Total Number of ADSs	Average Price Paid Per	Share Repurchase	Purchased Under the Share
Period	Purchased	ADS (1)	Program	Repurchase Program
		(US$)		(RMB in Thousands)
April 2023	—	—	785,713	214,287
May 2023	—	—	785,713	214,287
June 2023	—	—	785,713	214,287
July 2023	—	—	785,713	214,287
August 2023	—	—	785,713	214,287
September 2023	—	—	785,713	214,287
October 2023	—	—	785,713	214,287
November 2023	—	—	785,713	214,287
December 2023	—	—	785,713	214,287
January 2024	—	—	785,713	214,287
February 2024	—	—	785,713	214,287
March 2024	—	—	785,713	214,287
Total	—	—	785,713	214,287

Note:

(1)	Each ADS represents 25 Class A ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

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

ITEM 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16.J.Insider Trading Policies

Not applicable.

ITEM 16.K.Cybersecurity

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we currently do not engage third parties for such assessment. In addition, our cybersecurity team provides training to all employees regularly.

Our chief executive officer has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. Our chief executive officer is responsible for ensuring that the cybersecurity team has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed, implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our cybersecurity team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief executive officer who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cybersecurity team has relevant academic backgrounds and possesses extensive knowledge in cybersecurity risk management. Our cybersecurity team, regularly update the chief executive officer on the company’s cybersecurity programs, material cybersecurity risks, and mitigation strategies and engages in discussions with our chief executive officer regularly.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.”

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

4.11

English translation of Power of Attorney, from Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.12

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.13

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.14

English translation of Power of Attorney, from Beijing Gebi Lvzhou Angel Investment Center (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.15

English translation of Power of Attorney, from Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.16

English translation of Power of Attorney, from Beijing Wentou Wuyu Investment Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.17

English translation of Power of Attorney, from Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.18

English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated November 4, 2022 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.19

English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.20

English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.21

English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.22

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.23

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.24

English translation of Share Subscription and Shareholders Agreement in respects of Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

Exhibit Number	Description of Document

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Jingtian & Gongcheng, the Company’s PRC Legal Adviser

97*	Compensation Recoupment Policy

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: April 25, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2024

We have served as the Company’s auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

Assets
Current assets:
Cash and cash equivalents	142,511	41,464
Restricted cash	100	—
Short‑term investments	42,270	75,497
Accounts receivable, net	197,528	139,408
Receivables due from related parties	858	69
Prepayments and other current assets	16,159	16,030
Total current assets	399,426	272,468
Non‑current assets:
Property and equipment, net	2,428	7,366
Intangible assets, net	1,249	2,079
Long-term investments	137,357	142,599
Operating lease right-of-use assets, net	30,911	34,454
Total non‑current assets	171,945	186,498
Total assets	571,371	458,966

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 53.47 million and RMB 60.38 million as of December 31, 2022 and 2023, respectively)	53,465	60,376
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 34.00 million and RMB 25.61 million as of December 31, 2022 and 2023, respectively)	52,204	36,046
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 6.84 million and RMB 2.84 million as of December 31, 2022 and 2023, respectively)	10,874	5,940
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 24.58 million and RMB 23.43 million as of December 31, 2022 and 2023, respectively)	24,575	23,428
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.31 million and RMB 0.26 million as of December 31, 2022 and 2023, respectively)	312	261
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 23.19 million and RMB 20.63 million as of December 31, 2022 and 2023, respectively)	27,606	25,152
Short-term bank loan (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 9.95 million and RMB 9.95 million as of December 31, 2022 and 2023, respectively)	9,950	9,950
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 31.29 million and RMB 8.95 million as of December 31, 2022 and 2023, respectively)	31,293	8,953
Total current liabilities	210,279	170,106
Non-current liabilities:
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 15.09 million and RMB 26.83 million as of December 31, 2022 and 2023, respectively)	15,093	26,826
Other non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.62 million and RMB 0.17 million as of December 31, 2022 and 2023, respectively)	615	174
Total non-current liabilities	15,708	27,000
Total liabilities	225,987	197,106
Commitments and Contingencies (Note 19)

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 895,814,195 shares outstanding as of December 31, 2022; 4,903,917,300 shares authorized, 907,346,745 shares issued and 896,488,277 shares outstanding as of December 31, 2023)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	66	66
Additional paid-in capital	2,061,491	2,064,264
Treasury stock (US$ 0.0001 par value; 14,094,018 shares and 13,419,936 shares as of December 31, 2022 and 2023, respectively)	(12,010)	(11,502)
Accumulated deficit	(1,706,209)	(1,796,189)
Accumulated other comprehensive loss	(5,860)	(5,290)
Total 36Kr Holdings Inc.'s shareholders' equity	338,106	251,977
Non-controlling interests	7,278	9,883
Total shareholders' equity	345,384	261,860
Total liabilities and shareholders' equity	571,371	458,966

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

	For the Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB'000
Revenues:
Online advertising services	214,722	221,620	238,701
Enterprise value-added services	74,032	72,640	67,297
Subscription services	28,025	28,237	34,187
Total revenues	316,779	322,497	340,185
Cost of revenues	(128,844)	(137,848)	(158,169)
Gross profit	187,935	184,649	182,016
Operating expenses:
Sales and marketing expenses	(143,887)	(122,069)	(127,519)
General and administrative expenses	(90,636)	(52,072)	(107,034)
Research and development expenses	(47,518)	(55,045)	(41,681)
Total operating expenses	(282,041)	(229,186)	(276,234)
Loss from operations	(94,106)	(44,537)	(94,218)
Other income/(expenses):
Share of (loss)/income from equity method investments	(5,473)	51	(523)
Gain on disposal of a subsidiary	—	38,019	3,366
Long-term investment (loss)/income, net	—	15,964	(8,079)
Short-term investment income	2,485	1,999	1,312
Government grant	3,304	3,447	1,147
Others, net	3,283	8,055	7,706
(Loss)/income before income tax	(90,507)	22,998	(89,289)
Income tax credit/(expense)	(102)	(361)	42
Net (loss)/income	(90,609)	22,637	(89,247)
Net loss/(income) attributable to non-controlling interests	1,038	(694)	(733)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(89,571)	21,943	(89,980)
Net (loss)/income	(90,609)	22,637	(89,247)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(1,090)	3,127	570
Total other comprehensive income/(loss)	(1,090)	3,127	570
Total comprehensive (loss)/income	(91,699)	25,764	(88,677)
Comprehensive loss/(income) attributable to non-controlling interests	1,038	(694)	(733)
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(90,661)	25,070	(89,410)

Net (loss)/income per ordinary share (RMB)
—Basic	(0.087)	0.021	(0.086)
—Diluted	(0.087)	0.021	(0.086)
Net (loss)/income per ADS (RMB)
—Basic	(2.185)	0.530	(2.157)
—Diluted	(2.185)	0.530	(2.157)
Weighted average number of ordinary shares used in per share calculation:
—Basic	1,025,068,349	1,034,547,219	1,043,057,081
—Diluted	1,025,068,349	1,034,547,219	1,043,057,081
Weighted average number of ADS used in per ADS calculation:
—Basic	41,002,734	41,381,889	41,722,283
—Diluted	41,002,734	41,381,889	41,722,283

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Accumulated
	Ordinary shares				Additional				other	Non-	Total
	Class A ordinary		Class B ordinary		paid‑in			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
		RMB		RMB			RMB	RMB	RMB	RMB	RMB
	Shares	’000	Shares	’000	RMB’000	Shares	’000	’000	’000	’000	’000
Balance as of January 1, 2021	901,174,595	621	96,082,700	66	2,040,693	15,557,593	(14,081)	(1,638,581)	(7,897)	8,148	388,969
Net loss	—	—	—	—	—	—	—	(89,571)	—	(1,038)	(90,609)
Share-based compensation	—	—	—	—	15,018	—	—	—	—	—	15,018
Share repurchase	(6,646,700)	—	—	—	—	6,646,700	(5,780)	—	—	—	(5,780)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	750	750
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(1,090)	—	(1,090)
Issuance of ordinary shares upon exercise of share-based awards	10,556,462	7	—	—	(6,263)	(6,002,675)	6,263	—	—	—	7
Cancellation of share-based awards	(1,298,199)	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	903,786,158	628	96,082,700	66	2,049,448	16,201,618	(13,598)	(1,728,152)	(8,987)	7,860	307,265

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

									Accumulated
	Ordinary shares				Additional				other	Non-	Total
	Class A ordinary		Class B ordinary		paid-in			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
		RMB		RMB			RMB	RMB	RMB	RMB	RMB
	Shares	’000	Shares	’000	RMB’000	Shares	’000	’000	’000	’000	’000
Balance as of January 1, 2022	903,786,158	628	96,082,700	66	2,049,448	16,201,618	(13,598)	(1,728,152)	(8,987)	7,860	307,265
Net income	—	—	—	—	—	—	—	21,943	—	694	22,637
Share-based compensation	—	—	—	—	12,376	—	—	—	—	—	12,376
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	174	174
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,127	—	3,127
Issuance of ordinary shares upon exercise of share-based awards	2,107,600	—	—	—	(1,588)	(2,107,600)	1,588	—	—	—	—
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	1,388	—	—	—	—	(3,093)	(1,705)
Sale of a subsidiary's shares to non-controlling shareholders	—	—	—	—	(133)	—	—	—	—	1,643	1,510
Balance as of December 31, 2022	905,893,758	628	96,082,700	66	2,061,491	14,094,018	(12,010)	(1,706,209)	(5,860)	7,278	345,384

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

									Accumulated
					Additional				other	Non-	Total
	Ordinary shares				paid-in			Accumulated	comprehensive	controlling	shareholders’
	Class A ordinary shares		Class B ordinary shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
		RMB		RMB			RMB	RMB	RMB	RMB	RMB
	Shares	’000	Shares	’000	RMB’000	Shares	’000	’000	’000	’000	’000
Balance as of January 1, 2023	905,893,758	628	96,082,700	66	2,061,491	14,094,018	(12,010)	(1,706,209)	(5,860)	7,278	345,384
Net income	—	—	—	—	—	—	—	(89,980)	—	733	(89,247)
Share-based compensation	—	—	—	—	4,672	—	—	—	—	—	4,672
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	255	255
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	570	—	570
Issuance of ordinary shares upon exercise of share-based awards	674,082	—	—	—	(508)	(674,082)	508	—	—	—	—
Sale of a subsidiary's shares to non-controlling shareholders	—	—	—	—	(1,391)	—	—	—	—	1,617	226
Balance as of December 31, 2023	906,567,840	628	96,082,700	66	2,064,264	13,419,936	(11,502)	(1,796,189)	(5,290)	9,883	261,860

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Net (loss)/income	(90,609)	22,637	(89,247)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	2,563	1,772	1,733
Amortization of intangible assets	96	150	266
Share-based compensation expenses	15,018	13,886	4,672
Amortization of operating lease right-of-use assets, net	15,481	13,606	11,240
Allowance for credit losses	9,853	(28,672)	28,210
Losses from disposal of property, equipment and software	73	25	42
Exchange (gains)/losses	68	(3)	21
Fair value changes of short-term investments	(670)	(618)	(235)
Long-term investment loss/(income), net	—	(15,964)	8,079
Share of loss/(income) from equity method investments	5,473	(51)	523
Disposal gain on a subsidiary	—	(38,019)	(3,366)
Changes in operating assets and liabilities:
Accounts receivable	241,475	6,948	(38,816)
Receivables due from related parties	(1,780)	(608)	676
Prepayments and other current assets	51	26,034	60
Accounts payable	(8,375)	(2,801)	6,911
Salary and welfare payables	10,208	(3,584)	(16,123)
Taxes payable	(5,988)	(1,962)	(4,713)
Deferred revenue	10,014	(3,672)	(1,589)
Amounts due to related parties	780	(1,016)	(51)
Accrued liabilities and other payables	3,834	8,124	(5,065)
Lease liabilities	(12,604)	(1,201)	(25,391)
Net cash (used in)/provided by operating activities	194,961	(4,989)	(122,163)
Cash flows from investing activities:
Purchase of property and equipment	(1,747)	(1,065)	(5,376)
Purchase of intangible assets	(433)	(591)	(22)
Purchase of short-term investments	(659,210)	(457,490)	(380,498)
Proceeds from maturities of short-term investments	689,084	534,978	345,904
Loan paid to related parties	(2,000)	—	—
Loan repayment from related parties	—	2,000	—
Cash received from customer in relation to advertisement agent services	26,295	70,208	68,838
Cash paid on behalf of the customer in relation to advertisement agent services	(179,036)	(64,054)	—
Net cash received upon disposal of a subsidiary	—	—	85
Investment in long-term investments	(30,950)	(38,970)	(9,500)
Cash paid to acquire non-controlling interests of subsidiaries	—	(1,705)	—
Cash received from disposal of an equity investee	—	—	742
Net cash provided/(used in) by investing activities	(157,997)	43,311	20,173

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the Year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities:
Proceeds from bank loan	10,000	9,950	14,950
Repayment of bank loan	(5,000)	(5,000)	(14,950)
Proceeds from employee options exercised	7	—	—
Share repurchase	(5,780)	—	—
Cash received from the sale of a noncontrolling interest	—	—	226
Capital injection from non-controlling interest shareholders	750	174	255
Net cash provided by/(used in) financing activities	(23)	5,124	481
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(822)	2,200	362
Net (decrease)/ increase in cash, cash equivalents and restricted cash	36,119	45,646	(101,147)
Cash, cash equivalents and restricted cash at beginning of the year	60,846	96,965	142,611
Cash, cash equivalents and restricted cash at end of the year	96,965	142,611	41,464
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(306)	(171)	(93)
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by other payable	107	—	(1,336)
Intangible assets purchases financed by other payable			(1,073)
The addition of long-term investment in Hangzhou Jialin	—	40,000	—

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Reorganization

(a) Nature of operations

36Kr Holdings Inc. (‘‘36Kr’’ or the ‘‘Company’’), is a holding company and conducts its business mainly through its subsidiaries, a VIE and subsidiaries of the VIE (collectively referred to as the “Group”). The Group is primarily engaging in providing content and business services to new economy participants in the People’s Republic of China (the “PRC”). The Group mainly generates revenues from providing online advertising services, enterprise value-added services and subscription services (collectively referred to as the “36Kr Business”). The Group’s principal operations and geographic markets are substantially located in the PRC.

The Group commenced operations in 2010. Beijing Xieli Zhucheng Finance Information Service Co., Ltd. (“Xieli”) was established in 2011 by Mr. Liu Chengcheng (the “Founder”) to carry out the Group’s principal business. In December 2016, the Group’s business was carved out from Xieli (“Carve-out”) and incorporated into a newly set up company named Beijing Duoke Information Technology Co., Ltd. (“Beijing Duoke”; formerly named as Beijing Pinxin Media Culture Co., Ltd. and Beijing Sanshiliuke Culture Media Co., Ltd.), which was then a wholly owned subsidiary of Xieli.

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

The ownership structure of the major subsidiaries and VIE of the Group as of December 31, 2023 is:

		Percentage of
		Direct or Indirect
	Place and year of	Economic
Major subsidiaries	Incorporation	Ownership	Principal activities
36Kr Holding Limited (“36Kr BVI” or “BVI Subsidiary”)	British Virgin Islands, established in 2018	100%	Investment holding
36Kr Holdings (HK) Limited (“36Kr HK” or “HK Subsidiary”)	Hong Kong, established in 2018	100%	Investment holding
Tianjin Duoke Investment Co., Ltd. (“Tianjin Duoke”)	The PRC, established in 2019	100%	Investment holding
Tianjin Dake Information Technology Co., Ltd. (“Tianjin Dake”)	The PRC, established in 2019	100%	Management consulting
Beijing Dake	The PRC, established in 2019	100%	Management consulting
Nanjing Dake Information Technology Co., Ltd. (“Nanjing Dake”)	The PRC, established in 2021	100%	Management consulting

		Percentage of
	Place and year of	Economic
VIE	Incorporation	Ownership	Principal activities
Beijing Duoke	The PRC, established in 2016	99%	36Kr Business

		Percentage of
	Place and year of	Economic
VIE Major subsidiary	Incorporation	Ownership	Principal activities
Zhejiang Pinxin Technology Co., Ltd.	The PRC, established in 2019	99%	Investment holding

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

Exclusive Purchase Option Agreement

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke except for BCI, the minority investment shareholder mentioned below, have entered into an exclusive purchase option agreement, pursuant to which each of the shareholders of Beijing Duoke irrevocably granted Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke at the minimum price permitted by applicable PRC laws, rules and regulations. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake’s prior written consent, the shareholders of Beijing Duoke shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

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

The minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Beijing Duoke, Beijing Dake and Beijing Duoke’s shareholders. As such, despite the fact that the Company is still able to enjoy economic benefits and is the primary beneficiary of Beijing Duoke and its subsidiaries, the Company is not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Beijing Duoke in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Beijing Dake, the wholly-owned PRC subsidiary, still is the primary beneficiary of Beijing Duoke for accounting purpose as it continues to have a controlling financial interest in Beijing Duoke pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	101,659	27,413
Restricted cash	100	—
Short‑term investments	22,247	36,850
Accounts receivable, net	197,503	139,408
Amounts due from the Company and its subsidiaries	16,361	19,004
Receivables due from related parties of the Group	804	—
Prepayments and other current assets	15,913	15,292
Non‑current assets:
Property and equipment, net	2,428	7,365
Intangible assets, net	1,249	2,079
Long-term investments, net	126,434	131,467
Operating lease right-of-use assets, net	30,911	34,454
Total assets	515,609	413,332
Current liabilities:
Accounts payable	53,465	60,376
Salary and welfare payables	33,998	25,605
Taxes payable	6,844	2,841
Deferred revenue	24,575	23,428
Amounts due to the Company and its subsidiaries	155,818	141,457
Amounts due to related parties of the Group	312	261
Accrued liabilities and other payables	23,185	20,634
Short-term bank loan	9,950	9,950
Operating lease liabilities	31,293	8,953
Non-current liabilities:
Operating lease liabilities	15,093	26,826
Other non-current liabilities	615	174
Total liabilities	355,148	320,505

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Inter-company revenues	25	—	—
Third-party revenues	316,632	320,526	340,058
Cost of revenues	(147,654)	(211,698)	(212,747)
Gross profit	169,003	108,828	127,311
Operating expenses	(190,249)	(131,984)	(198,610)
Loss from operations	(21,246)	(23,156)	(71,299)
Gain on disposal of a subsidiary	—	38,019	3,366
Share of (loss)/income from equity method investments	26	523	(546)
Long-term investments (loss)/income, net	—	15,964	(8,079)
Short-term investments income	1,768	1,262	706
Others, net	5,602	9,402	7,689
(Loss)/income before income tax	(13,850)	42,014	(68,163)
Income tax credit/(expense)	(111)	(361)	43
Net (loss)/income	(13,961)	41,653	(68,120)

	For the year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net cash (used in)/provided by operating activities	266,927	77,322	(123,798)
Purchase of short-term investments	(571,110)	(417,490)	(312,270)
Proceeds from maturities of short-term investments	594,927	494,709	296,221
Investment in long-term investments	(30,950)	(38,970)	(9,500)
Loan paid to inter-company entities	(5,000)	—	—
Loan collected from related parties	—	2,000	—
Loan collected from inter-company entities	5,000	100	—
Cash received from customer in relation to advertisement agent services	26,295	70,208	68,838
Cash paid on behalf of the customer in relation to advertisement agent services	(179,036)	(64,054)	—
Others	(4,180)	(3,361)	(4,571)
Net cash (used in)/provided by investing activities	(164,054)	43,142	38,718
Capital injection from noncontrolling interest shareholders	750	174	255
Proceeds from loans provided by inter-company entities	25,010	—	25,400
Repayments of loans provided by inter-company entities	(103,080)	(65,876)	(15,147)
Others	5,000	4,950	226
Net cash used in financing activities	(72,320)	(60,752)	10,734
Net (decrease)/increase in cash, cash equivalents and restricted cash	30,553	59,712	(74,346)
Cash, cash equivalents and restricted cash at beginning of year	11,494	42,047	101,759
Cash, Cash equivalents and restricted cash at end of year	42,047	101,759	27,413

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

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE as well as certain non-distributable statutory reserves. As the respective VIE is incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Company is conducting certain businesses in the PRC through the VIE, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(b) Principles of consolidation (Continued)

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2021, 2022 and 2023, the net income/(loss) attributable to the non-controlling interests were a loss of RMB 1.04 million, an income of RMB 0.69 million and an income of RMB 0.73 million, respectively. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the allowance for credit loss, fair value of investments accounted for at fair value, impairment of long-term investments, impairment of long-lived assets, valuation allowance of deferred tax assets and valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

The financial statements of the Group’s non-PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were a net loss of RMB 1.09 million, an income of RMB 3.13 million and an income of RMB 0.57 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group’s financial instruments include cash equivalents, restricted cash, short-term investmentsi, accounts receivable, receivables due from related parties, other receivables, long-term investments, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2022

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Wealth management products	—	42,270	—	42,270
Investments accounted for at fair value	—	66,470	—	66,470

As of December 31, 2023

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Wealth management products	—	29,873	—	29,873
Investments accounted for at fair value	—	—	58,391	58,391

Recurring

The Group measures short-term investments in wealth management products at fair value on a recurring basis. To estimate the fair value of wealth management products, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

The Group applies fair value accounting to privately held investments classified as debt securities. The fair value of privately held investments classified as debt securities were determined using recent market transaction price (Level 2) as of December 31, 2022. For the investments made close to the period end of December 31, 2022, their initial investment amounts were deemed approximately equal to their fair value, except that the fair value of the investment in Shanghai Fanbo Biotechnology Co. (“Fanbo”) was estimated to be nil as of December 31, 2022 due to the significant liquidity difficulty Fanbo encountered.

For the year ended December 31, 2023, the privately held investments classified as debt securities were transferred from Level 2 to Level 3 as market approach was applied to the measurement of the fair value with significant unobservable inputs.

The privately held investments classified as debt securities mainly represent the investments in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”), Company A, B, and C.

The fair values of the investment in Hangzhou Jialin and Company A as of December 31, 2023 were determined based on a valuation technique under the market approach, specifically the guideline company method. Under this method, the market ratios implied by guideline companies were applied to determine the entire equity value of the subject company. And the entire equity value will be further allocated to the shares held by the Company through the equity allocation model. The key unobservable inputs adopted in the guideline company method include market ratios of 20.2x and 1.4x respectively. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 2.1% and 2.3% respectively, and expected volatility of 28.4% and 44.3%, respectively.

The fair value of the investment in Company B as of December 31, 2023 were determined based on a valuation technique under the market approach, specifically the market trending method. Under this method, the change in industrial stock index was applied to determine the entire equity value of the subject company. And the entire equity value will be further allocated to the shares held by the Company through the equity allocation model. The key unobservable inputs adopted in the market trending method include change in industrial stock index of - 39.3%. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 2.3% and expected volatility of 37.6%.

The fair value of the investment in Company C as of December 31, 2023 was determined based on a valuation technique under the market approach, specifically the back-solve method, under which an entity solved for its implied equity value by considering its recent arm’s length equity transactions through the equity allocation model. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 2.4% and expected volatility of 56.6%.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

Non-Recurring

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. These non-recurring fair value measurements were measured as of the observable transaction dates. The Company classifies the valuation methodologies that require management to use the observable transaction price at the transaction date as Level 2 of fair value measurements. Details of the fair value measurements of equity securities accounted for under the measurement alternative is set out in Note 9 Long-term investments.

When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment. There were no impairment recognized for the years ended 2021, 2022 and 2023.

As of December 31, 2022 and 2023, the fair values of cash and cash equivalents, time deposits, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

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

(h) Short-term investments

Short-term investments mainly consist of investments in wealth management products, and time deposits. The wealth management products mainly issued by China Merchants Bank, which are redeemable by the Company at a periodic term or any working day within one year. The wealth management products are unsecured with variable interest rates and primarily invested in financial instruments with high credit rating and good liquidity in the interbank and exchange markets. The Company measures investments in these wealth management products at fair values.

Time deposits include the balances placed with the banks with original maturities over three months, but less than one year, as well as the long-term time deposits with right to early redeem without any penalty. The Company measures the time deposits in short-term investment at amortized cost.

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

No impairment losses of long-term investments were recognized for the years ended December 31, 2021, 2022 and 2023.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(l) Long-term investments (Continued)

Investments accounted for at fair value

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

I. Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks including but not limited to Weibo, Weixin/WeChat, Toutiao and Bilibili (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, pop-ups, as well as advertorials and short-form videos. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third-party high-quality content on 36Kr Platforms, there is no third-party content for fulfilling a promise to the customers for the years ended December 31, 2021, 2022 and 2023.

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

(m) Revenue recognition (Continued)

I. Online advertising services (Continued)

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

II. Enterprise value-added services

The principal enterprise value-added services that the Group provides to customers are set out as follows:

(i) Online/offline events

The Group organizes offline and online diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by the Group to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at events and the 36Kr Platforms during the course of events. The Group recognizes such revenue over the periods of those events as the customer can simultaneously receive and consume the benefits of the Group’s performance.

(ii) Consulting

The Group provides customized market research and industry reports to established companies, the revenue of which is recognized when the Group delivers them to its customers. In addition, the Group also helps the customers to organize and execute business events Such revenue is also recognized over the period of those events.

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

(iii)Integrated marketing

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

Although a bundle of services is provided to the customers in each of the three services mentioned above, the Group’s overall commitment in such contract arrangement is to transfer a combined item at a fixed fee, which is an integrated marketing or business consulting solution, to which the individual services are inputs. The integrated services are customized for the customers, and they are interdependent and interrelated. Therefore, the Group combines such bundles of services in the contracts into a single performance obligation. Most of the offline events are completed within several days, and most of the contracts of integrated marketing solution and business consulting are completed within one year. The revenues are recognized ratably over the duration of such events and activities.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

II. Enterprise value added services (Continued)

(iv) Advertisement agent services

Starting from 2021, the Group as an agent coordinates and procures certain third-party advertisement resources on behalf of its customers based on the purchase orders from the customers including the content, form, time and media platform of the advertisement. The Group considers itself as an agent for these services because the Group does not control the advertisement services provided to the customer which is evidenced by 1) the Group does not obtain control of the purchased advertisement services prior to its transfer to the customer; 2) the Group does not have the power to determine the specific advertisement services, which are all executed based on the instructions from the customers; 3) the Group cannot sell the purchased advertisement resources to parties other than the customers; 4) the Group does not integrate purchased advertisement services with the Group’s other services and then provide them to the customer; and 5) the Group has limited pricing latitude for the services provided. Therefore, the Group recognize the revenues at a net basis. Acting as an agent, in addition to help procuring the advertising resources for the customers, the Group also pays on behalf of customer for the advertising resources procured, i.e., provides financing to the customer. The interest income from the financing is recognized as revenue over the period that the Group pays on behalf of the customer as it is part of the Group’s normal business. The related cash flows for financing are presented as investing activities in the consolidated statements of cash flows.

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

(ii) Individual subscription services

The Group provides paid columns, online courses and offline training services to its individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2021, 2022 and 2023 were not significant.

The Group also provides offline training services, which is organized by the Group, and the Group is responsible for delivering the self-developed training services to the individual subscribers and has primary responsibility and broad discretion to establish price. Therefore, the Group is considered the primary obligor in these transactions and recognize the revenues at a gross basis.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

III. Subscription services (Continued)

In the following table, the total revenue is disaggregated by the major service lines mentioned above.

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Online advertising services	214,722	221,620	238,701
Enterprise value‑added services
Online/offline events	32,127	15,475	22,776
Consulting	36,867	43,200	40,581
Integrated marketing	1,342	6,639	3,171
Advertisement agent services	3,696	7,326	769
Revenue for Enterprise value‑added services	74,032	72,640	67,297
Subscription services
Institutional investor subscription services	25,490	27,095	26,417
Enterprise subscription services	94	423	150
Individual subscription services	2,441	719	7,620
Revenue for Subscription services	28,025	28,237	34,187
Total revenue	316,779	322,497	340,185

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2022 and 2023, there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2021, 2022 and 2023 that was included in the contract liabilities balance at the beginning of the period was RMB 18.85 million, RMB 28.86 million and RMB 24.58 million, respectively.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(n) Cost of revenues

The Group’s cost of revenues consists primarily of (i) personnel-related expenses in relation to the content production and share-based compensation expenses; (ii) advertising content producing costs, such as video production costs; (iii) execution fee of enterprise value-added services mainly including advertising resources procurement cost, site fee and cost of offline event.

(o) Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions related to the sales and marketing personnel and share-based compensation expenses; marketing and promotional expenses including promotion activity outsourcing costs; rental expenses and depreciation expenses.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, total advertising expenses were RMB 7.27 million, RMB 4.80 million and RMB 4.90 million, respectively.

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

(r) Operating lease and adoption of ASU 2016-02 (Continued)

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(t) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were appropriately RMB 36.41 million, RMB 43.96 million and RMB 45.94 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2021, 2022 and 2023.

(v) Government grants

Government grants primarily represents subsidies for operating a business. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2021, 2022 and 2023, government grants amounted to approximately RMB 3.3 million, RMB 3.4 million, and RMB 1.1 million, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(w) Other income/(expenses) — Others, net

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

(aa) Statutory reserve

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

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund are a liability in nature and is restricted to fund payment of special bonus to employee and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loan or advances, nor can they be distributed except under liquidation.

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC and amounted to RMB 0.30 million, RMB 0.55 million and RMB 0.54 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(ac) Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

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

There are no recent accounting pronouncements that will have material impact on the Group’s operations.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and Risks

(a) Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023 and more than 10% of the Group’s accounts receivable, net as of December 31, 2022 and 2023 were as follows:

	For the year ended
	December 31,
Revenues	2021	2022	2023
Customer A	*	17%	10%
Customer C	*	12%	19%

	For the year ended
	December 31,
Accounts receivable	2022	2023
Customer B	67%	35%
Customer C	8%	23%

(b) Credit risk

The Group’s credit risk primarily arises from cash and cash equivalents, restricted cash, certain short-term investments, receivables due from its customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets’ carrying amounts as of the balance sheet dates. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which were held by commercial banks in the jurisdictions where the Company, its subsidiaries, VIE and the subsidiaries of the VIE are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group believes that there is no significant credit risk associated with amounts due from related parties. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Banks accounting for more than 10% of the Group’s cash and cash equivalents and short-term investments as of December 31, 2022 and 2023 were as follows:

	For the year ended
	December, 31
Cash & cash equivalents, restricted cash and short-term investments	2022	2023
Bank E	74%	77%
Bank F	25%	23%

(c) Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political development. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and Risks (continued)

(d) PRC regulations

The Group is required to obtain certain licenses to operate the Internet information services including Internet news information license, Internet audio-visual program transmission license, Internet publishing license and value-added telecommunication license. Production and operation of radio and television programs license may also be required by the relevant authorities due to the uncertainties of the interpretation of the related laws and regulations. Without these licenses, the PRC government may order the Group to cease its services, which may cause disruption to the Group’s business operations. As of the date of the report, the Group has obtained the value-added telecommunication license, production and operation of radio and television programs license by the relevant authorities and is in the process of applying for other licenses and permits for the certain operations of the businesses.

5. Short-term investments

The following is a summary of short-term investments:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000
Wealth management products	42,270	29,873
Time deposits	—	45,624
Total	42,270	75,497

6. Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

Accounts receivable	280,911	217,131
Less: allowance for credit losses	(83,383)	(77,723)
Accounts receivable, net	197,528	139,408

Accounts receivables are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2023, accounts receivable amounted to RMB 90.1 million has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in Note 2 (m)(II)(iv), such accounts receivable amounted to RMB 158.1 million as of December 31, 2022.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Accounts Receivable, net (Continued)

The movements in the allowance for credit losses are as follows:

	For the year ended
	December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	(124,204)	(122,039)	(83,383)
(Additional)/reversal of allowance for credit losses, net	(8,681)	30,192	(28,098)
Write-offs	10,846	8,464	33,758
Balance at end of the year	(122,039)	(83,383)	(77,723)

The reversal/(addition) of allowance for credit losses, net in 2022 was mainly due to improved collection of accounts receivable amounted to RMB33.3 million.

7. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

Deposits	5,792	4,305
Prepayments of IT services	1,318	1,192
Prepayments of procurement costs	8,061	8,804
Others	988	1,729
Total	16,159	16,030

8. Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000
Electronic equipment and computers	5,312	6,218
Office furniture and equipment	2,943	4,723
Leasehold improvement	5,032	8,783
Total	13,287	19,724
Less: accumulated depreciation	(10,859)	(12,358)
Less: impairment	—	—
Property and equipment, net	2,428	7,366

Depreciation expenses were RMB 2.56 million, RMB 1.77 million and RMB 1.73 million for the years ended December 31, 2021, 2022 and 2023, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and investments accounted for at fair value. The following sets forth the changes in the Group’s long-term investments:

	Equity	Equity
	investments	investments	Investments
	using the	using	accounted
	measurement	the equity	for at fair
	alternative(a)	method(b)	value(c)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2020	—	16,300	—	16,300
Investments made	30,000	950	—	30,950
Share of loss from equity method investments	—	(5,473)	—	(5,473)
Currency translation adjustment	—	(335)	—	(335)
Balance at December 31, 2021	30,000	11,442	—	41,442
Investments made	10,000	—	28,970	38,970
Share of income from equity method investments	—	51	—	51
Disposal of a subsidiary in exchange of investment accounted for at fair value ((c)(i))	—	—	40,000	40,000
Fair value change through earnings (including adjustment of subsequent price changes)	18,464	—	(2,500)	15,964
Currency translation adjustment	—	930	—	930
Balance at December 31, 2022	58,464	12,423	66,470	137,357
Investments made	9,500	—	—	9,500
Share of loss from equity method investments	—	(523)	—	(523)
Partially disposal of an equity investment using the equity method	—	(700)	—	(700)
Fair value change through earnings (including adjustment of subsequent price changes)	—	—	(8,079)	(8,079)
Changes from a subsidiary to equity investment using the equity method((b))	—	4,900	—	4,900
Currency translation adjustment	—	144	—	144
Balance at December 31, 2023	67,964	16,244	58,391	142,599

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments (Continued)

(a) Equity investments using the measurement alternative

The Group’s investment in private companies without readily determinable fair value were accounted for using the measurement alternative method. The following table summarizes the total carrying value of the equity investments using the measurement alternative as of December 31, 2021, 2022 and 2023, respectively, including cumulative upward adjustments made to the initial cost basis of the securities:

Cumulative Results
RMB’000
Initial cost basis (i)	30,000
Total carrying value at December 31, 2021	30,000
Initial cost basis	40,000
Upward adjustments (i)	18,464
Total carrying value at December 31, 2022	58,464
Initial cost basis	49,500
Upward adjustments (i)	18,464
Total carrying value at December 31, 2023	67,964

(i) In March 2021, the Group and three other investors entered into an investment agreement with Beijing Sharetimes Technology Co., Ltd.(“Sharetimes”), which primarily engages in operating of virtual intellectual property license of a series of cartoon images of movie stars. Pursuant to this agreement, the Group acquired 1.64% equity interests in Sharetimes, with a consideration of RMB 30.0 million. The Group has no significant influence over Sharetimes. Pursuant to ASC 321-10-35-2, as the investment in Sharetimes lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. In May 2022, a re-measurement gain amounted to RMB 18.5 million has been made to the investment in Sharetimes according to the most recent transaction price which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Nil, RMB18.5 million and nil re-measurement gain of equity investments accounted for using the measurement alternative were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2021, 2022 and 2023, respectively.

No impairment losses of equity investments accounted for using the measurement alternative were recognized for the years ended December 31, 2021, 2022 and 2023.

(b) Equity investments using the equity method

RMB5.5 million loss, RMB0.1 million income and RMB0.5 million loss of the Group’s proportionate share of equity investee’s net income/(loss), were recognized in “Share of income/(loss) from equity method investments” for the years ended December 31, 2021, 2022 and 2023, respectively.

In August 2023, the Group entered into an investment agreement with an independent third-party to transfer 51% of the equity interest of one wholly-owned subsidiary with the Group with total cash consideration at RMB 5.1 million. Upon the completion of this transaction, the Group owns the remaining 49% equity interest in the subject company which was accounted for using the equity method amounted to RMB 4.9 million. The Group recognized a gain on disposal of a subsidiary approximate to RMB 3.4 million in the consolidated statements of comprehensive income/(loss).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments (Continued)

(c) Investments accounted for at fair value

The following table shows the carrying amount and fair value of the investments accounted for at fair value:

		Gross	Gross
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Hangzhou Jialin (i)	40,000	—	—	40,000
Company A	5,000	—	—	5,000
Company B	10,000	—	—	10,000
Company C	8,470	—	—	8,470
Others	5,500	—	(2,500)	3,000
December 31, 2022	68,970	—	(2,500)	66,470
Hangzhou Jialin (i)	40,000	964	—	40,964
Company A	5,000	—	(2,537)	2,463
Company B	10,000	—	(6,342)	3,658
Company C	8,470	103	—	8,573
Others	5,500	—	(2,767)	2,733
December 31, 2023	68,970	1,067	(11,646)	58,391

The Group invested in the preferred shares of multiple private companies that provide the Group with redemption rights, the investment of which are accounted for at fair value. A loss of RMB 2.5 million and RMB 8.1 million resulted from the change in fair value were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2022 and 2023, respectively. Refer to Note 2(e) for the valuation approach and key inputs for the determination of the fair value of the Group’s investments accounted for at fair value.

(i) In March 2022, the Group acquired 7.273% equity interest in Hangzhou Jialin, as one of the investors in its round B financing. Hangzhou Jialin is a fresh produce supply chain solution provider in China. In connection with the transaction, the Company has transferred its 100% equity interest in Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”), a subsidiary of the Company which primarily provides interactive marketing dispense services, as consideration for the acquired 7.273% equity interest in Hangzhou Jialin. The fair value of equity interests of Hangzhou Jialin the Group acquired is RMB 40 million. The Group recognized a gain amounted to RMB 38 million arising from disposal of Dianqier for the year ended December 31, 2022. The fair value of the investment in Hangzhou Jialin was RMB 40 million and RMB 41 million as of December 31, 2022 and 2023. Nil and RMB 1 million fair value gain of investment in Hangzhou Jialin were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2022 and 2023, respectively.

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2022 and 2023:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

VAT payable	9,787	5,122
Enterprise income taxes payable	274	140
Withholding individual income taxes for employees	88	34
Others	725	644
Total	10,874	5,940

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2022 and 2023:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

Accrued professional fees	10,552	11,242
Accrued promotion fees	10,829	3,986
Payable for property, plant and equipment	156	2,604
Accrued employee welfare expense, meal and travel expense	362	1,535
Accrued office rental expense	769	463
Guarantee deposits	280	230
Withholding employees’ social insurance and housing fund	1,289	1,190
Others	3,369	3,902
Total	27,606	25,152

12.Borrowings

As of December 31, 2022 and 2023, the contractual maturities of the borrowings are all within one year.

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

Short-term bank loan	9,950	9,950
Total	9,950	9,950

In December 2022, Beijing Duoke entered into a RMB 9.95 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.95% and was guaranteed by certain subsidiary of the Group. RMB 9.95 million was scheduled to be paid off on December 28, 2023 according to the borrowing contract.

In February 2023, Beijing Duoke entered into a RMB 9.95 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.95% and was guaranteed by certain subsidiary of the Group. RMB 9.95 million was scheduled to be paid off on February 15, 2024 according to the borrowing contract.

13. Leases

The Group has office space under non-cancelable operating lease agreements.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 are as follows:

	December 31,	December 31,
	2022	2023
	RMB‘000	RMB‘000
Operating lease right-of-use asset	30,911	34,454
Operating lease liabilities-current	(31,293)	(8,953)
Operating lease liabilities-non-current	(15,093)	(26,826)
Total operating lease liabilities	(46,386)	(35,779)
Weighted average remaining lease term	1.34 years	4.34 years
Weighted average discount rate	4.75%	4.75%

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Leases (Continued)

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) are as follows:

	For the year ended December 31,
	2022	2023
	RMB‘000	RMB‘000
Other information
Operating lease cost	14,948	12,617
Short-term lease cost	941	666
Total	15,889	13,283

A summary of supplemental cash flow information related to leases are as follows:

	For the year ended December 31,
	2022	2023
	RMB‘000	RMB‘000
Cash payments for operating leases	1,201	27,617
Right-of-use assets obtained in exchange for lease obligations	30,699	14,784

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2023 is as follows:

December 31,
2023
RMB‘000
2024	9,286
2025	9,128
2026	8,490
2027	8,258
2028	4,121
Total lease payment	39,283
Less: interest	(3,504)
Present value of operating lease liabilities	35,779

14. Ordinary Shares

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

There were 907,346,745 and 96,082,700 Class A and Class B ordinary shares issued, respectively, as of December 31, 2023, and 879,059,852 Class A (excluding 17,428,425 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of awards granted under the 2019 Incentive Plan) and 96,082,700 Class B ordinary shares outstanding, respectively, as of December 31, 2023.

In addition, the outstanding ordinary shares included 27,507,989 and 27,507,989 share options under the 2019 incentive plan as of December 31, 2022 and 2023, which were deemed as ordinary shares from accounting’s perspective as they were granted on September 7, 2019 to replace vested restricted share units of the same amount under the 2014 and 2016 incentive plan, and those vested restricted share units had been deemed as ordinary shares previously. The details are set forth in Note 17 Share-based Compensation.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Share repurchase program

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

16. Income Taxes

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

The PRC

In accordance with the Enterprise Income Tax Law (‘‘EIT Law’’), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective from October 16, 2023 through October 16, 2026, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2019 through 2023 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2023.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income Taxes (Continued)

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Current income tax expense	155	361	(42)
Deferred taxation	(53)	—	—
Total	102	361	(42)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as below:

	For the year ended December 31,
	2021	2022	2023
	%	%	%
Statutory EIT rate	25.00	25.00	25.00
Effect of non-deductible expenses (1)	(6.60)	16.97	(1.87)
Tax incentives for research and development expense (2)	9.00	(49.14)	11.32
Tax incentives for wages of disabled staff	0.05	(0.16)	0.05
Preferential tax rate	0.48	(4.20)	0.62
Change in valuation allowance	(25.55)	2.52	(33.14)
Tax rate difference from statutory rate in other jurisdictions	(2.49)	10.44	(1.93)
Effective income tax rate	(0.11)	1.43	0.05
(1)	Primarily comprised of share-based compensation expenses which are permanent differences.
(2)	According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2021 and January 1, 2022 to September 30, 2022, and 200% from October 1, 2022 to December 31, 2022. Under Chinese mainland regulations issued in March, 2023, from January 1, 2023, the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 200% of tax-deductible research and development expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income Taxes (Continued)

Composition of deferred tax assets and liabilities

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000
Deferred tax assets - non‑current:
—Net operating tax losses carry forwards	51,541	69,061
—Allowances of doubtful accounts	12,564	11,656
—Unrealized Investment loss	375	1,747
Total deferred tax assets	64,480	82,464
Less: valuation allowance	(61,617)	(79,533)
Total deferred tax assets, net	2,863	2,931

Deferred tax liabilities - non‑current:
— Unrealized investment gain	(2,863)	(2,931)
Total deferred tax liabilities	(2,863)	(2,931)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, retained earnings, existence of taxable temporary differences and reversal periods.

As of December 31, 2023, the Group has incurred accumulated tax losses of RMB 408 million, increased from RMB 298 million as of December 31, 2022. The tax losses of the Group expire over different times intervals depending on local jurisdiction. As Beijing Duoke is recognized as HNTE, according to tax legislation released in 2018, the expiration year for tax losses has been extended from five years to ten years. Of these net tax losses carryforwards, RMB 55 million, RMB 53 million, RMB 48 million and RMB 252 million will expire in 2025, 2026, 2027 and after 2027, respectively, if not utilized. As of December 31, 2023, the Group has provided valuation allowance for the deferred tax assets amounted to RMB 80 million as the Group believes that it is more likely than not that such net accumulated tax losses and deductible temporary differences will not be utilized in the future.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation

2019 Incentive Plan

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000. 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 incentive plan adopted by the Group before the Reorganization set forth in Note 1 (b) were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 incentive plan is expected to receive corresponding grants with similar terms except for the exercise price of US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of the 2014 and 2016 incentive plans accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (s) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company granted 32,765,413, 3,167,881 and 875,004 share options for the years ended December 31, 2021, 2022 and 2023, respectively, to certain directors, senior management and employees.

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

The Company uses binomial option pricing model to determine the fair value of share options with the assistance of an independent third-party valuation firm. The estimated fair value of each share option granted is estimated with the following assumptions:

	For the year ended December 31,
	2021	2022	2023
Expected volatility	49.29%-50.47%	51.97%	53.06%
Expected dividend yield	—	—	—
Contractual term (in year)	10	10	10
Risk-free interest rate	1.38%-1.45%	3.57%	3.77%

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation (Continued)

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2021,2022 and 2023:

		Weighted		Weighted average
		average exercise	Aggregate intrinsic	remaining
	Number of	price US$ per	value	contractual
	shares	share	US$	years
Outstanding at December 31, 2020	88,240,084	0.0001	9,847,593	8.77
Granted during the year	32,765,413	0.0001	—	—
Exercised during the year	(18,031,675)	0.0001	—	—
Forfeited / Cancelled during the year	(8,143,392)	0.0001	—	—
Outstanding at December 31, 2021	94,830,430	0.0001	4,324,268	8.44
Granted during the year	3,167,881	0.0001	—	—
Exercised during the year	(2,107,600)	0.0001	—	—
Forfeited during the year	(1,861,733)	0.0001	—	—
Outstanding at December 31, 2022	94,028,978	0.0001	3,881,516	7.53
Granted during the year	875,004	0.0001	—	—
Exercised during the year	(674,082)	0.0001	—	—
Forfeited during the year	(5,074,304)	0.0001	—	—
Outstanding at December 31, 2023	89,155,596	0.0001	1,997,085	6.62
Exercisable at December 31, 2023	76,201,677

The weighted average grant date fair value of share options granted for the years ended December 31, 2021, 2022 and 2023 were RMB 0.54, RMB 0.26 and RMB 0.27, respectively. For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized for share options granted were RMB 15.02 million, RMB 12.38 million and RMB 4.67 million, respectively. 18,031,675, 2,107,600 and 674,082 share options granted were exercised for the years ended December 31, 2021, 2022 and 2023, respectively.

As mentioned above, certain vested restricted share units under the 2014 and 2016 incentive plans have been replaced by the same amount of share options (“Replacement Share Options”) granted on September 7, 2019 under the 2019 Incentive Plan, which were vested immediately upon the grant. Before the modification, those vested restricted share units were deemed as ordinary shares from the accounting’s perspective. As a result, the corresponding Replacement Share Options were continuously deemed as ordinary shares in the consolidated statements of changes in shareholders’ equity, as they had no vesting conditions or contingencies upon the grant and were issuable for little to no consideration. Options subsequently granted under the 2019 Incentive Plan, regardless vested or not, were viewed as options until they are exercised. Among the 18,031,675, 2,107,600 and 674,082 share options legally exercised in 2021, 2022 and 2023, there were 7,475,213, nil and nil shares Replacement Share Options included.

As of December 31, 2023, the unrecognized share-based compensation expense related to unvested share options granted was RMB 1.93 million. Total unrecognized share-based compensation expenses is expected to be recognized over a weighted average period of 0.79 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 15,603,546 as of December 31, 2023.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Basic and Diluted Net Income/(Loss) Per Share

Basic and diluted net income/(loss) per share for the years ended December 31, 2021, 2022 and 2023 have been calculated in accordance with ASC 260 as follows:

	For the years ended
	December 31,
	2021	2022	2023
Net income/(loss) per ordinary share – basic:
Numerator (RMB’000):
Net (loss)/income attributable to 36Kr Holdings Inc.	(90,609)	22,637	(89,247)
Net (income)/loss attributable to non-controlling interests	1,038	(694)	(733)
Net (loss)/income attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(89,571)	21,943	(89,980)
Denominator:
Weighted average number of ordinary shares outstanding	1,025,068,349	1,034,547,219	1,043,057,081
Denominator used in computing net income/(loss) per share - basic	1,025,068,349	1,034,547,219	1,043,057,081
Net (loss)/income per ordinary share: - basic (RMB)	(0.087)	0.021	(0.086)

Net (loss)/income per ordinary share - diluted:
Numerator (RMB’000):
Net (loss)/income attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(89,571)	21,943	(89,980)
Net (loss)/income attributable to ordinary shareholders - diluted	(89,571)	21,943	(89,980)
Denominator:
Denominator used in computing net income/(loss) per share - basic	1,025,068,349	1,034,547,219	1,043,057,081
Denominator used in computing net income/(loss) per share - diluted	1,025,068,349	1,034,547,219	1,043,057,081
Net loss per ordinary share – diluted (RMB)	(0.087)	0.021	(0.086)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2021, 2022 and 2023, there are no anti-dilutive effects that should be excluded from the computation of diluted loss per share.

19. Commitments and Contingencies

(a) Commitments

Operating lease commitments

The Group leases offices and fulfillment infrastructures under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 13.

Capital and other commitments

The Group did not have material capital and other commitments as of December 31, 2023.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Commitments and Contingencies (Continued)

(b) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2023, the Group is not a party to any legal or administrative proceedings, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

20. Related Party Transactions

In 2022 and 2023, the Group earned revenue for providing advertising and enterprise value-added services to Beijing Sanke Information Technology Co., Ltd.(“Beijing Sanke”), an associate of the Group, amounted to approximately RMB 0.3 million and RMB 1.0 million, respectively. As of December 31, 2022 and 2023, the amount due from Beijing Sanke were RMB 0.2 million and RMB 0.05 million, respectively.

In 2021, 2022 and 2023, the Group purchased video production services from Shanghai Xuanke, an associate of the Group, amounted to RMB 1.1 million, RMB 0.3 million and RMB 49 thousand, respectively. As of December 31, 2021, 2022 and 2023, the amount due to Shanghai Xuanke were RMB 1.2 million, RMB 20 thousand and RMB 0.2 million, respectively. In 2021, the Group offered a short-term loan to Shanghai Xuanke, amounted to RMB 2.0 million, which has been paid off in 2022. In 2021 and 2022, the interest income generated from the short-term loan were RMB 47 thousand and RMB 3 thousand, respectively.

21. Restricted Net Assets

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 161.68 million and RMB 150.0 million as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the years ended December 31, 2021, 2022 and 2023.

22. Subsequent Event

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2023.

Condensed Balance Sheet

	December 31,	December 31,
	2022	2023
	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	23,365	9,683
Short-term investment	—	10,624
Amount due from inter-company entities	515	527
Receivables due from related parties	52	54
Prepayments and other current assets	107	159
Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	333,418	254,474
Total assets	357,457	275,521
Current liabilities:
Amount due to inter-company entities	16,149	19,448
Accrued liabilities and other payables	3,202	4,096
Total liabilities	19,351	23,544
Commitments and Contingencies (Note 19)
Shareholders' equity：
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 895,814,195 shares outstanding as of December 31, 2022; 4,903,917,300 shares authorized, 907,346,745 shares issued and 896,488,277 shares outstanding as of December 31, 2023)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	66	66
Additional paid-in capital	2,061,491	2,064,264
Treasury stock (US$ 0.0001 par value; 14,094,018 shares and 13,419,936 shares as of December 31, 2022 and 2023, respectively)	(12,010)	(11,502)
Accumulated deficit	(1,706,209)	(1,796,189)
Accumulated other comprehensive loss	(5,860)	(5,290)
Total 36Kr Holdings Inc.’s shareholders’ equity	338,106	251,977
Total liabilities and shareholders’ equity	357,457	275,521

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Condensed Financial Information of the Company (Continued)

Condensed Statement of Comprehensive Income/(Loss)

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Operating expenses:
Sales and marketing expenses	(282)	—	—
General and administrative expenses	(9,269)	(11,602)	(7,832)
Total operating expenses	(9,551)	(11,602)	(7,832)
Loss from operations	(9,551)	(11,602)	(7,832)
Other income/(expenses):
Share of (loss)/income from subsidiaries, VIE and subsidiaries of VIE	(80,559)	31,888	(83,098)
Interest income	64	368	432
Interest expense	(70)	(189)	(12)
Others, net	545	1,478	530
(Loss)/income before income tax	(89,571)	21,943	(89,980)
Income tax expenses	—	—	-
Net (loss)/income and Total comprehensive (loss)/income	(89,571)	21,943	(89,980)
Net (loss)/income and Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(89,571)	21,943	(89,980)

Condensed Statement of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(9,857)	(12,381)	(4,078)
Net cash used in investing activities	—	—	(10,624)
Net cash used in financing activities	(5,773)	—	—
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	(1,047)	3,913	1,020
Net decrease in cash and cash equivalents	(16,677)	(8,468)	(13,682)
Cash and cash equivalents at beginning of the year	48,510	31,833	23,365
Cash and cash equivalents at end of the year	31,833	23,365	9,683