Form 20-F
period 2024-12-31
36Kr Holdings Inc.
filed 2025-04-17
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Mr. Xiang Li, Chief Financial Officer

Tel: +86 10 8965-0708

E-mail: lixiang.neil@36kr.com

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 500 Class A ordinary shares, par value US$0.0001 per share	KRKR	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class A ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

* Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 985,386,077 ordinary shares, comprised of 889,303,377 Class A ordinary shares, par value US$0.0001 per share, and 96,082,700 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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
Emerging growth company ☐

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

Yes ☐                   No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, each representing 500 of our Class A ordinary shares;
●	“Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd, incorporated in the PRC on June 25, 2019;
●	“Beijing Duoke”, “variable interest entity” or “VIE” refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December 2016;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refer to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Taiwan, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“KOL” refers to key opinion leader;
●	“New Economy” refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models;
●	“New Economy companies” refers to companies driven by cutting-edge technology and innovative business models;
●	“New Economy participants” refers to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy;
●	“ordinary shares” as of the date hereof refers to our Class A ordinary shares of par value US$0.0001 per share and Class B ordinary shares of par value US$0.0001 per share;
●	“PRC subsidiaries” refer to Tianjin Duoke and Beijing Dake, in the context of describing of their activities;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., incorporated in the PRC On May 21, 2019;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“36Kr”, “we,” “us,” “our company,” and “our,” refer, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing its consolidated financial information, business operations and operating data, the VIE (or, where the context requires, its predecessors).

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

36Kr Holdings Inc. is a Cayman Islands holding company. It conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entity, or the VIE. However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we depend on certain contractual arrangements with the VIE to operate a significant portion of our business. This structure allows us to be considered the primary beneficiary of the VIE for accounting purposes, which serves the purpose of consolidating the VIE’s operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. Shareholders holding 99% equity interests of the VIE are also affiliated with our Company or affiliated with certain shareholders of the Company. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIE. Investors who are non-PRC residents may never directly hold equity interests in the VIE under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” “our,” or “36Kr” refers to 36Kr Holdings Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, our consolidated VIE, “Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., “Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd., and “Beijing Duoke” refers to Beijing Duoke Information Technology Co. Ltd. We refer to Tianjin Duoke and Beijing Dake as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Duoke as the VIE in the context of describing its activities and contractual arrangements with us.

Our corporate structure involves unique risks to investors in the ADSs. In 2022, 2023 and 2024, the amount of revenues generated by the VIE accounted for 99%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2022, 2023 and 2024, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 87%, 90% and 92% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conduct a significant portion of our business in China. See “Item 3. Key Information-3.D. Risk Factor-Risks Related to Our Corporate Structure” for detailed discussion.

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

Risks Related to Our Business and Industry

●	We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guaranteethat historical performance is indicative of future results of operations. For details, see page 4 of this annual report.
●	We are subject to risks associated with operating in the rapidly evolving New Economy sectors. For details, see page 5 of this annual report.
●	The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business. For details, see page 5 of this annual report.
●	If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected. For details, see page 5 of this annual report.
●	We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit. For details, see page 6 of this annual report.
●	Our business could suffer if we are unable to retain or hire quality in-house writers and editors. For details, see page 6 of this annual report.
●	Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations. For details, see page 6 of this annual report.

●	Our business, prospects and financial results may be affected by our relationship with third-party platforms. For details, see page 6 of this annual report.
●	If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 6 of this annual report.
●	If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected. For details, see page 7 of this annual report.

Risks Related to Our Corporate Structure

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see page 20 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 21 of this annual report.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of the ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs. For details, see page 22 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 24 of this annual report.
●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business. For details, see page 24 of this annual report.

Risks Related to Doing Business in China

●	The enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect us. For details, see page 26 of this annual report.
●	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 26 of this annual report.
●	Certain judgments obtained against us by our shareholders may not be enforceable in China. For details, see page 27 of this annual report.
●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For details, see page 27 of this annual report.

Risks Related to the ADSs

●	We believe that we were likely a passive foreign investment company (“PFIC”) for 2024, and due to the current trading prices of the ADSs there is a significant risk that we will be a PFIC for 2025 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares. For details, see page 44 of this annual report.
●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist the ADSs, the delisting would adversely affect the market liquidity of the ADSs and the market price of the ADSs could decrease. For details, see page 37 of this annual report.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 36 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 37 of this annual report.
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. For details, see page 37 of this annual report.
●	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page 38 of this annual report.

Risks Related to Our Business and Industry

We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that historical performance is indicative of future results of operations.

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

We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 68.7%, 70.2% and 78.2% of our total revenues in 2022, 2023 and 2024, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase the pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities. In addition, if our customers unable to pay us in a timely manner or any failure in managing such credit risk may adversely affect our liquidity and cash flows, which in turn has an adverse effect on our business operations and financial condition.

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

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions was issued. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Audio-visual Program Services.”

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

We have incurred expenses on a variety of marketing and branding activities. In 2022, 2023 and 2024, we incurred RMB122.1 million, RMB127.5 million, and RMB82.6 million (US$11.3 million) in sales and marketing expenses, accounting for 37.9%, 37.5% and 35.7% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

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

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB5.0 million in 2022, net cash used in operating activities of RMB122.2 million in 2023, and net cash used in operating activities of RMB33.0 million (US$4.5 million) in 2024. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2024, accounts receivable amounted to RMB74.9 million (US$10.3 million) has been derived from the advertisement agent services that mentioned in “Item 4. Information on the Company-4.B. Business Overview-Our Business Services.” We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

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

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of the ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts, the fact that we sub-licensed content from licensors who in turn obtained their authorizations from content providers in the United States and other jurisdictions or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

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

A considerable portion of our revenues is derived from a limited number of our customers. For details, see Note 4 “Concentrations and Risks” to our consolidated financial statements. Some of our customers may choose to place orders to us via third-party agencies, through which we provided advertising and other services to various enterprises they represent. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers or agencies. It may not be possible for us to predict the future level of demand for our services by our largest customers. Actions taken by our largest customers to exploit their comparably superior bargaining position when negotiating for renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customers may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customers on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our services or risk losing our largest customers, which could have an adverse effect on our revenues and margins, and could negatively affect our financial position and results of operations and/or trading price of the ADSs.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

In 2022, 2023 and 2024, we recorded expenses RMB13.9 million, expenses RMB4.7 million and gains RMB 0.2 million (US$24.3 thousand), respectively, in share-based compensation expenses. We believe the granting of share-based awards is significant for us to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are closely monitoring potential changes in international trade policy and assessing the potential impact of such trade policy changes on our business operations and financial performance, including the use of tariffs by the United States, China and other global trading countries and any related retaliatory measures. Broadly speaking, these policies have added increased uncertainty and volatility to the global economy and financial markets. We believe that such changes to trade policy would not have a material imminent impact on our business operations, but as relevant policies are rapidly evolving, it may be difficult to evaluate their potential future impacts. Geopolitical conflicts like this may also lead to volatility in financial markets, fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of our ordinary shares and the ADSs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

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

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIE or our failure to receive the economic benefits from the VIE and/or our inability to claim our contractual control rights over the assets of the VIE that conducts substantially all of our operations in China, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

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

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of the ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs.

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

Furthermore, we conduct our business primarily through our PRC subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of the ADSs. The PRC government has indicated an intent to exert more oversight over overseas offerings and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

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

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval, filing and/or other administration procedure is required for any of our future offerings of securities overseas or maintenance of the listing status of the ADSs, we cannot guarantee that we will be able to obtain such approval or complete such filing or other administration procedures in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintenance of the listing status of the ADSs. If we proceed with any of such offering or maintain the listing status of the ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval or completing relevant filing or other administration procedures to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

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

We rely on contractual arrangements with the VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company-4.C. Organizational Structure-Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIE and its subsidiaries constituted substantially all of our revenues in 2022, 2023 and 2024.

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

In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. For example, Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective through 2022, 2023, and 2024, upon the completion of its filings with the relevant tax authorities. However, the qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. There can be no assurance that we will enjoy such preferential tax treatment in the future. Without such preferential tax treatment, we may incur more tax expense and our operating results could be adversely affected.

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

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. This would also substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and follow-on public offering to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of the ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist the ADSs, the delisting would adversely affect the market liquidity of the ADSs and the market price of the ADSs could decrease.

The ADSs are listed on the Nasdaq. In order to maintain our listing, we must meet minimum financial and other requirements, including the minimum bid price requirement of $1.00 per share for continued listing, as set forth in Nasdaq Listing Rule 5450(a)(1). We received a letter dated November 3, 2023 from the Nasdaq indicating that for the last 30 consecutive business days, the closing bid price of the ADSs was below the minimum bid price of US$1.00 per share requirement. As announced on May 3, 2024, Nasdaq approved the Company’s request to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. As part of its efforts to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing Class A ordinary shares from one ADS representing 25 Class A ordinary shares to one ADS representing 500 Class A ordinary shares. The change became effective on October 3, 2024. On October 17, 2024, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at $1.00 per share or greater for the ten consecutive business days from October 3, 2024 through October 16, 2024. Accordingly, the Company has regained compliance with the Nasdaq Capital Market Minimum Bid Price Requirement, and the matter is now closed.

There can be no assurance that we will meet the minimum bid price requirement or any other requirements in the future. The failure to maintain our listing on the Nasdaq would have an adverse effect on the market price and liquidity of the ADSs. Without a Nasdaq listing, shareholders may have a difficult time getting a quote for the sale or purchase of the ADSs, the sale or purchase of the ADSs would likely be made more difficult, and the trading volume and liquidity of the ADSs could decline. Delisting from the Nasdaq could also result in negative publicity and could make it more difficult for us to raise additional capital.

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

Dagang Feng, our chief executive officer and the co-chairman of our board of directors, holds approximately 74.5% voting power as of the date of this annual report, including his sole voting power and the shared voting power resulting from an acting-in-concert agreement entered into in September 2019. For more information, see “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” Accordingly, Mr. Feng will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. The voting control of Mr. Feng will limit the ability of other shareholders to influence corporate activities and, as a result, we may take actions that shareholders other than Mr. Feng do not view as beneficial. As a shareholder, even a controlling shareholder, Mr. Feng is entitled to exercise his voting power in his own interests, which may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, because Mr. Feng controls a majority of our voting stock, he may pursue corporate opportunities independent of us.

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

As of the date of this annual report, Palopo Holding Limited, an entity wholly owned by Dagang Feng, and 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 9.6% of our total issued and outstanding share capital and 73.0% of the aggregate voting power of our total issued and outstanding share capital.

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

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

We believe that we were likely a passive foreign investment company (“PFIC”) for 2024 if the value of our assets is determined by reference to our market capitalization, and due to the current trading prices of the ADSs there is a significant risk that we will be a PFIC for 2025 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

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

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets, in addition to other active assets. We have not obtained valuations of our assets (including goodwill and other intangible assets) for 2024. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2024, we believe that we were likely a PFIC for our taxable year of 2024 if the value of our assets is determined by reference to our market capitalization. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2025, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill and other intangible assets should be treated as active assets is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, our PFIC status for any past, current or future taxable year is uncertain. If we are a PFIC for any taxable year during which a U.S. investor owns the ADSs or Class A ordinary shares, we will generally continue to be a PFIC with respect to that investor for all succeeding taxable years, even if we cease to meet the threshold requirements for PFIC status, unless certain elections are timely made by the investor. In addition, a U.S. holder of the ADSs or Class A ordinary shares will be subject to reporting obligations with respect to its ownership of PFIC stock. See “Item 10.E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules”.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Section 3(a)(1)(A) and Rule 3a-1 under the Investment Company Act generally provide that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We believe that we are engaged primarily in the business of generating and distributing media content and providing business services, including online advertising services, enterprise value-added services and subscription services to customers, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as such and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the second sentence of the preceding paragraph. We also believe that the primary source of income from our businesses is properly characterized as income derived from our operating business, and not from investment securities. Furthermore, the Company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) in the second sentence of the preceding paragraph.

The need to comply with Section 3(a)(1)(A) and Rule 3a-1 under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1)(A) and Rule 3a-1, and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management investments, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities (including potentially short- and/or long-term bank time deposits), including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of the ADSs, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of the ADSs and our ability to pay dividends in respect of the ADSs.

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

In September 2019, we entered into a series of contractual arrangements through Beijing Dake and Beijing Duoke (the “VIE”) and its shareholders in order to control the VIE. The VIE conducts substantially all of our operations in China. Our contractual arrangements with the VIE and its shareholders have enabled us to be considered the primary beneficiary of the VIE for accounting purposes. For more details, including risks associated with the VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

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

On May 3, 2024, the ADSs began trading on the Nasdaq Capital Market, under the symbol “KRKR”.

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

Potential Approval, Filing or Other Administrative Procedures Required for the Listing of the ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures would impose filing requirements on both “direct” and “indirect” overseas offering or listing of PRC domestic companies. Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023, and require Chinese domestic companies strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering or listing. In addition, the PRC authorities may promulgate other new laws, regulations or rules to further regulate the overseas offering or listing activities by Chinese domestic companies. We cannot assure you that we will not be required to obtain the approval of or complete the filing or other administrative procedures with the CSRC or potentially other regulatory authorities to maintain the listing status of the ADSs on the Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or other administrative procedures from the CSRC or other PRC regulatory authorities required for overseas securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing status from the CSRC.

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

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among 36Kr Holdings Inc., our subsidiaries, and the VIE in 2022, 2023 and 2024.

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
Capital Contributions
Service fee
Beijing Dake Information Technology Co., Ltd. ("Beijing Dake")
Beijing Duoke Information Technology Co. Ltd. ("Beijing Duoke")
Loans
Equity Interest
Contractual agreements
Fund flow

Note:

(1)	Under relevant PRC laws and regulations, we are permitted to remit funds to the VIE through loans rather than capital contributions. In 2022, 2023 and 2024, the loan paid by the PRC subsidiaries to the VIE amounted to nil, RMB25.4 million and RMB8 million, respectively.

As of December 31, 2024, 36Kr Holdings Inc. had made cumulative capital contributions of US$42.0 million to subsidiaries of the parent company (the “Parent”), and were accounted for as long-term investments of 36Kr Holdings Inc, including US$6.0 million injected through intermediate holding company into 36Kr Global Holding, an associate of the group, and US$36.0 million to the PRC subsidiaries. As of December 31, 2022, 2023 and 2024, the loan balance owed under the VIE agreements was nil, RMB10.3 million and RMB17.0 million (US$2.3 million). In 2022, 2023 and 2024, the VIE transferred RMB10.0 million, RMB91.6 million, and nil, respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Dake, our PRC subsidiary, provided the VIE with technical support, consulting services and other services related to the VIE’s business, including business management, daily operations, strategic planning, among others.

As of December 31, 2022, 2023 and 2024, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB155.3 million, RMB130.7 million and 180.1 million (US$24.7 million). There were no other assets transferred between VIE and non-VIEs in 2022, 2023 and 2024.

For any amounts owed by the VIE to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIE has sufficient funds to do so. 36Kr Holdings Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.-Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the year ended December 31,
	2022						2023						2024
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Inter-company revenues (Note 1)	—	25,211	59,104	—	(84,315)	—	—	217	62,459	—	(62,676)	—	—	—	46,615	—	(46,615)	—
Third-party revenues	—	1,584	387	320,526	—	322,497	—	127	—	340,058	—	340,185	—	—	—	231,070	—	231,070
Cost of revenues (Note 1)	—	(909)	(9,556)	(211,698)	84,315	(137,848)	—	(82)	(8,016)	(212,747)	62,676	(158,169)	—	(1)	(13,440)	(151,908)	46,615	(118,734)
Gross profit	—	25,886	49,935	108,828	—	184,649	—	262	54,443	127,311	—	182,016	—	(1)	33,175	79,162	—	112,336
Operating expenses	(11,602)	(17,237)	(68,363)	(131,984)	—	(229,186)	(7,832)	(6,460)	(63,332)	(198,610)	—	(276,234)	(5,014)	(29)	(38,816)	(146,241)	—	(190,100)
(Loss)/income from operations	(11,602)	8,649	(18,428)	(23,156)	—	(44,537)	(7,832)	(6,198)	(8,889)	(71,299)	—	(94,218)	(5,014)	(30)	(5,641)	(67,079)	—	(77,764)
Other income/(expenses):
Income/(loss) from subsidiaries (Note 2)	31,888	23,691	—	—	(55,579)	—	(83,098)	(77,562)	—	—	160,908	—	(132,654)	(131,967)	—	—	264,621	—
Income/(loss) from VIEs (Note 2)	—	—	40,959	—	(40,959)	—	—	—	(68,853)	—	68,977	—	—	—	(126,394)	—	126,394	—
Share of (loss)/income from equity method investments	—	(472)	—	523	—	51	—	23	—	(546)	—	(523)	—	(656)	—	(3,070)	—	(3,726)
Gain on disposal of subsidiaries	—	—	—	38,019	—	38,019	—	—	—	3,366	—	3,366	—	—	—	839	—	839
Long-term investment income/(loss), net	—	—	—	15,964	—	15,964	—	—	—	(8,079)	—	(8,079)	—	—	—	(62,763)	—	(62,763)
Short-term investments income	—	2	735	1,262	—	1,999	—	3	603	706	—	1,312	—	1	160	462	—	623
Others, net	1,657	18	425	9,402	—	11,502	950	637	(423)	7,689	—	8,853	1,041	(2)	(92)	1,121	—	2,068
Income/(Loss) before income tax	21,943	31,888	23,691	42,014	(96,538)	22,998	(89,980)	(83,097)	(77,562)	(68,163)	229,513	(89,289)	(136,627)	(132,654)	(131,967)	(130,490)	391,015	(140,723)
Income tax (expenses)/credit	—	—	—	(361)	—	(361)	—	(1)	—	43	—	42	—	—	—	(64)	—	(64)
Net income/(loss)	21,943	31,888	23,691	41,653	(96,538)	22,637	(89,980)	(83,098)	(77,562)	(68,120)	229,513	(89,247)	(136,627)	(132,654)	(131,967)	(130,554)	391,015	(140,787)
Note 1:	The eliminations are mainly related to inter-company services fee charged among subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE.
Note 2:	It represents the eliminations of the investment income/(loss) picked up from subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

	For the year ended December 31,
	2023						2024
			Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	9,683	748	3,620	27,413	—	41,464	10,936	672	1,290	23,868	—	36,766
Restricted cash	—	—	—	—	—	—	—	—	—	822	—	822
Short-term investments	10,624	—	28,023	36,850	—	75,497	—	80	—	54,867	—	54,947
Accounts receivable, net	—	—	—	139,408	—	139,408	—	—	—	65,617	—	65,617
Amount due from inter-company entities (Note 3)	527	—	141,162	19,004	(160,693)	—	535	—	197,893	38,442	(236,870)	—
Investments in subsidiaries (Note 4)	254,474	242,806	—	—	(497,280)	—	131,416	120,309	—	—	(251,725)	—
Controlling financial interests in VIEs (Note 4)	—	—	83,505	—	(83,505)	—	—	—	(40,407)	—	40,407	—
Long-term investments, net	—	11,132	—	131,467	—	142,599	—	10,625	—	64,233	—	74,858
Operating lease right-of-use assets, net	—	—	—	34,454	—	34,454	—	—	—	18,606	—	18,606
Other assets	213	—	595	24,736	—	25,544	128	10	132	24,847	(540)	24,577
Total assets	275,521	254,686	256,905	413,332	(741,478)	458,966	143,015	131,696	158,908	291,302	(448,728)	276,193

Amount due to inter-company entities (Note 3)	19,448	212	137	141,457	(161,254)	—	21,878	279	17,136	198,175	(237,468)	—
Accounts payable	—	—	—	60,376	—	60,376	—	—	—	59,835	—	59,835
Short-term bank loan	—	—	—	9,950	—	9,950	—	—	6,000	4,000	—	10,000
Salary and welfare payables	1,594	—	8,847	25,605	—	36,046	—	—	10,581	19,222	—	29,803
Taxes payable	—	—	3,099	2,841	—	5,940	—	—	3,186	—	(538)	2,648
Deferred revenue	—	—	—	23,428	—	23,428	—	—	—	19,301	—	19,301
Operating lease liabilities	—	—	—	35,779	—	35,779	—	—	—	19,603	—	19,603
Amount due to related parties	—	—	—	261	—	261	—	—	—	789	—	789
Accrued liabilities and other payables	2,502	—	2,016	20,808	—	25,326	3,124	1	1,696	11,145	—	15,966
Total liabilities	23,544	212	14,099	320,505	(161,254)	197,106	25,002	280	38,599	332,070	(238,006)	157,945
Total shareholders’ equity (Note 4)	251,977	254,474	242,806	92,827	(580,224)	261,860	118,013	131,416	120,309	(40,768)	(210,722)	118,248
Total liabilities and shareholders’ equity	275,521	254,686	256,905	413,332	(741,478)	458,966	143,015	131,696	158,908	291,302	(448,728)	276,193
Note 3:	Represents the eliminations of inter-company balances among the Parent, the subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.
Note 4:	Represents the eliminations of the investment/(deficit) in subsidiaries of the Parent, the Primary Beneficiary of VIE, the VIE and its subsidiaries by the Parent.

	For the year ended December 31,
	2022						2023						2024
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities (Note 5)	(12,381)	(12,283)	(57,647)	77,322	—	(4,989)	(4,078)	(6,741)	12,454	(123,798)	—	(122,163)	(10,288)	596	(46,574)	23,276	—	(32,990)
Cash flows from investing activities
Purchase of short-term investments	—	—	(40,000)	(417,490)	—	(457,490)	(10,624)	(1,300)	(56,304)	(312,270)	—	(380,498)	—	—	(85,716)	(160,034)	—	(245,750)
Proceeds from maturities of short-term investments	—	247	40,022	494,709	—	534,978	—	1,300	48,383	296,221	—	345,904	10,624	—	113,642	141,242	—	265,508
Investment in long-term investments	—	—	—	(38,970)	—	(38,970)	—	—	—	(9,500)	—	(9,500)	—	—	—	(4,050)	—	(4,050)
Prepayment of an Equity Investment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,000)	—	(1,000)
Loan paid to inter-Company entities (Note 5)	—	—	(14,100)	—	14,100	—	—	—	(37,400)	—	37,400	—	—	—	(8,000)	(17,000)	25,000	—
Loan collected from intercompany entities (Note 5)	—	—	65,899	100	(65,999)	—	—	—	21,644	—	(21,644)	—	—	—	1,300	—	(1,300)	—
Cash received from customer in relation to advertisement agent services	—	—	—	70,208	—	70,208	—	—	—	68,838	—	68,838	—	—	—	15,984	—	15,984
Cash received from disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,450	—	5,450
Cash paid on behalf of the customer in relation to advertisement agent services	—	—	—	(64,054)	—	(64,054)	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	(1,361)	—	(1,361)	—	—	—	(4,571)	—	(4,571)	—	—	—	(3,666)	—	(3,666)
Net cash provided by/(used in) investing activities	—	247	51,821	43,142	(51,899)	43,311	(10,624)	—	(23,677)	38,718	15,756	20,173	10,624	—	21,226	(23,074)	23,700	32,476
Cash flows from financing activities
Proceeds from employee options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	—	18
Cash received from the sale of a noncontrolling interest	—	—	—	—	—	—	—	—	—	226	—	226	—	—	—	—	—	—
Capital injection from noncontrolling interest shareholders	—	—	—	174	—	174	—	—	—	255	—	255	—	—	—	—	—	—
Proceeds from loans provided by intercompany entities (Note 6)	—	14,100	—	—	(14,100)	—	—	12,000	—	25,400	(37,400)	—	—	—	17,000	8,000	(25,000)	—
Repayments of loans provided by intercompany entities (Note 6)	—	(123)	—	(65,876)	65,999	—	—	(6,497)	—	(15,147)	21,644	—	—	—	—	(1,300)	1,300	—
Dividends paid to a noncontrolling share holder of a subsidiary																(3,675)	—	(3,675)
Others	—	—	—	4,950	—	4,950	—	—	—	—	—	—	—	—	6,000	(5,950)	—	50
Net cash provided by/(used in) financing activities	—	13,977	—	(60,752)	51,899	5,124	—	5,503	—	10,734	(15,756)	481	—	—	23,018	(2,925)	(23,700)	(3,607)
Effect of exchange rates on cash, cash equivalents and restricted cash	3,913	(1,713)	—	—	—	2,200	1,020	(658)	—	—	—	362	917	(672)	—	—	—	245
(Decrease)/increase in cash, cash equivalents and restricted cash	(8,468)	228	(5,826)	59,712	—	45,646	(13,682)	(1,896)	(11,223)	(74,346)	—	(101,147)	1,253	(76)	(2,330)	(2,723)	—	(3,876)
Cash, cash equivalents and restricted cash at beginning of year	31,833	2,416	20,669	42,047	—	96,965	23,365	2,644	14,843	101,759	—	142,611	9,683	748	3,620	27,413	—	41,464
Cash, cash equivalents and restricted cash at end of year	23,365	2,644	14,843	101,759	—	142,611	9,683	748	3,620	27,413	—	41,464	10,936	672	1,290	24,690	—	37,588

Note 5:

For the years ended December 31, 2022, 2023 and 2024, the VIE transferred RMB10.0 million, RMB91.6 million and nil, respectively to the Primary Beneficiary of VIE as payment or prepayment of service fees. As of December 31, 2022, 2023 and 2024, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB155.3 million, RMB130.7 million, RMB180.1 million (US$24.7 million).

Note 6:The inter-company cash flows included the following:

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 36Kr Holdings Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

Our revenue decreased by 32.1% from RMB340.2 million in 2023 to RMB231.1million (US$31.7 million) in 2024. Our net loss was RMB140.8 million (US$19.3 million) in 2024, compared with net loss of RMB89.2 million in 2023.

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

●	“TIDE”(潮生TIDE)

“TIDE”(潮生TIDE) is a WeChat account that focuses on urban living and consumer trends, providing a diverse range of lifestyle inspirations for users.

●	“Hardcore”(硬氪)

“”(硬氪) is a WeChat account that focuses on global expansion and hardcore technology.

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

We have also demonstrated strong capabilities in delivering timely, exclusive and insightful content. And our insightful business research spanning a broader range of companies and industries continues to gain popularity in various markets in 2024. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and provide the latest breaking updates to our users in a timely manner. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer as well as retail, healthcare, enterprise services as well as entertainment and media. We provide our users with an abundance of New Economy-focused content. In 2022, 2023 and 2024, we published over 122,000, 128,000 and 143,492 pieces of content respectively, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have total followers of 35.9 million as of December 31, 2024 across our self-operated platforms and our accounts on major third-party platforms, including Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Bilibili, RED, Bai Jiahao and more.

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
Interactive content created by our users

Content Creation

In-house Content Creation

We maintain a professional in-house content team of 102 personnel, including 40 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries and markets that they specialize in. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content. All content undergoes detailed review and is carefully edited by our professional editorial team. Our high-quality New Economy-focused content is well-received by our users.

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

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our content library and enhance the influence of our platform. As of the date of this annual report, we have cooperated with over 1,290 third-party professional content providers. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our various platforms.

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

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. As of December 31, 2024, we have total followers of 35.9 million across our self-operated platforms and our accounts on major third-party platforms, including Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Bilibili, Kuaishou, RED, and more.

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

In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Bilibili and more, to further distribute our content. For example, we selectively repost trending articles on our Weixin public account on a daily basis. We have become a top New Economy-focused content provider in terms of number of followers across our self-operated platforms and our accounts on major third-party platforms.

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

The following table presents the number of our followers as of the end of each half year in 2023 and 2024.

	As of
	June 30,	December 31,	June 30,	December 31,
	2023	2023	2024	2024

	(in millions)
Number of followers(1)	30.48	32.72	33.28	35.93

Note:

(1)	Number of followers refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

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

The customers of our online advertising services include both New Economy companies and traditional companies. In 2022, 2023 and 2024, we provided online advertising services to 532, 488 and 411 customers, respectively.

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

Institutional subscription

We launched our institutional subscription services, or V-club, in 2017, offering industry reports and market updates to institutional subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional subscribers usually for an annual subscription fee. For example, we enhance the exposure of our institutional subscribers and their investment portfolios on our platform. We help them create their investor profile pages on our platform and organize branding promotion events. We refer promising companies to institutional subscribers seeking investment opportunities. Our institutional subscribers also enjoy priority access to our online/offline events. Meanwhile, we help institutional subscribers increase their recognition by displaying their logos in different occasions, including at our online/offline events. In 2024, we had 231 institutional investor subscribers, compared to 185 institutional subscribers in 2023.

Individual subscription

In 2024, we had 16 individual subscribers, compared with 46 individual subscribers in 2023. The decrease in the number of individual subscribers was mainly because the strategic transition in the business model for training services. The average revenue per user of our individual subscription business achieved significant growth compared to previous years. We will continue to optimize our course portfolios, expand our training topics and enhance our user-friendly interface.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 127 employees as of December 31, 2024. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during the course of services.

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

As of December 31, 2024, we had 22 employees dedicated to research and development. Our research and development team primarily consists of AI engineers and IT infrastructure architects.

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

We hold “36Kr” and “36氪” trademarks in China. In addition, we hold 274 registered trademarks, 54 registered software copyrights and four registered patents in China as of the date of this annual report. We have 22 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. On September 6, 2024 the NDRC and the MOFCOM promulgated the Negative List 2024, which came into effect on November 1, 2024 and replaced the previous Foreign Investment Catalogue or negative list. Our business like value-added telecommunications services, internet news services, internet audio-visual program services and internet publishing services are under special administrative measures in the Negative List 2024.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”) , most recently amended on December 6, 2024. Under the Internet Measures, commercial Internet content-related services operators shall obtain a VATS License for Internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial Internet content-related services operations within China.

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

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, we have obtained the ICP License, which will remain effective until March 25, 2030.

Regulation of Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Content Measures, which were promulgated by the State Council on September 25, 2000 and amended on December 6, 2024, set out guidelines on the provision of Internet information services. The Internet Content Measures specify that Internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

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

We engage in business activities that include generating audio and video content considered as radio and television programs as defined in the Radio and Television Program Production Measures. To comply with the relevant laws and regulations, we have obtained the production and operation of radio and television program license, which will remain effective until August 2, 2026.

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

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the New Advertising Law, effective on September 1, 2015 and was amended in 2018 and in 2021. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. On February 25 2023, the State Administration for Market Regulation (the “SAMR”) issued the Measures for the Administration of Internet Advertising (the “SAMR Measures”), which replaced the Interim Measures of the Administration of Online Advertising and took effective on May 1 2023.The New Advertising Law and the SAMR Measures require that Internet advertisements may not affect users’ normal Internet use and Internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAMR Measures provide that all online advertisements must be marked with the word “Advertisement” so that viewers can easily identify them as such. Moreover, the SAMR Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

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

As of the date of this annual report, we have registered 274 trademarks in the PRC.

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

As of the date of this annual report, we have registered 22 domain names in the PRC.

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

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended in 2019 and 2024. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

We are advised by Jingtian & Gongcheng that the ownership structure of our wholly owned subsidiary and our VIE do not violate any applicable mainland China law, regulation or rule currently in effect, and the contractual arrangements among our wholly owned subsidiary, our VIE and its respective shareholders governed by mainland China law are valid, binding and enforceable in accordance with their terms and applicable mainland China laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we may be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure— There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE ” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE.”

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

4.D.Property, Plant and Equipment

Our principal executive offices are located at Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China. As of December 31, 2024, we leased office spaces in China with an aggregate gross floor area of approximately 5,321 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000	US$’000
Online advertising services	221,620	238,701	180,609	24,743
Enterprise value-added services	72,640	67,297	32,832	4,498
Subscription services	28,237	34,187	17,629	2,415
Total revenues	322,497	340,185	231,070	31,656

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

Cost of Revenues

Our cost of revenues consists of (i) staff costs; (ii) advertisement production costs; (iii) execution fee of enterprise value-added services, site fee and cost of online/offline events; and (iv) (v) other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Staff costs	60,751	44.1	58,190	36.8	52,891	7,246	44.5
Advertisement production costs	31,510	22.9	39,363	24.9	32,059	4,392	27.0
Execution fee of enterprise value-added services, site fee and cost of online/offline events	34,065	24.7	46,237	29.2	22,203	3,042	18.7
Other costs	11,522	8.3	14,379	9.1	11,581	1,586	9.8
Total cost of revenues	137,848	100.0	158,169	100.0	118,734	16,266	100.0

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

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022		2023		2024
	RMB’000%		RMB’000%		RMB’000	US$’000%
Sales and marketing expenses	122,069	53.3	127,519	46.2	82,596	11,316	43.4
General and administrative expenses	52,072	22.7	107,034	38.7	93,100	12,755	49.0
Research and development expenses	55,045	24.0	41,681	15.1	14,404	1,973	7.6
Total operating expenses	229,186	100.0	276,234	100.0	190,100	26,044	100.0

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

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries represents realized disposal gain associated with subsidiaries in the fiscal year of 2022, 2023 and 2024.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payments of dividends and capital in respect of our ordinary shares (and any consequential payments to the holders of the ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

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

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	221,620	238,701	180,609	24,743
Enterprise value-added services	72,640	67,297	32,832	4,498
Subscription services	28,237	34,187	17,629	2,415
Total revenues	322,497	340,185	231,070	31,656
Cost of revenues	(137,848)	(158,169)	(118,734)	(16,266)
Gross profit	184,649	182,016	112,336	15,390
Operating expenses:
Sales and marketing expenses	(122,069)	(127,519)	(82,596)	(11,316)
General and administrative expenses	(52,072)	(107,034)	(93,100)	(12,755)
Research and development expenses	(55,045)	(41,681)	(14,404)	(1,973)
Total operating expenses	(229,186)	(276,234)	(190,100)	(26,044)
Loss from operations	(44,537)	(94,218)	(77,764)	(10,654)
Other income/(expenses):
Share of income/(loss) from equity method investments	51	(523)	(3,726)	(510)
Gain on disposal of subsidiaries	38,019	3,366	839	115
Long-term investment income/(loss)	15,964	(8,079)	(62,763)	(8,599)
Short-term investment income	1,999	1,312	623	85
Government grant	3,447	1,147	491	67
Others, net	8,055	7,706	1,577	217
Income/(loss) before income tax	22,998	(89,289)	(140,723)	(19,279)
Income tax credit/(expenses)	(361)	42	(64)	(9)
Net income/(loss)	22,637	(89,247)	(140,787)	(19,288)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues were RMB231.1 million (US$31.7 million) in 2024, compare to RMB340.2 million in 2023.

Revenues from online advertising services

Our revenues generated from online advertising services were RMB180.6 million (US$24.7 million) in 2024, compare to RMB238.7 million in 2023. The decrease was primarily driven by clients’ advertising budget reductions coupled with our proactive efforts to cease collaboration with certain customers with relatively high credit risk.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-add services were RMB32.8 million (US$4.5 million) in 2024, compare to RMB67.3 million in 2023. The decrease was primarily due to our ongoing refinement of service offerings by shrinking several regional operations to accelerate focus on cash flow optimization and efficiency improvement.

Revenues from subscription services

Our revenues generated from subscription services were RMB17.6 million (US$2.4 million) in 2024, compare to RMB34.2 million in 2023. The decrease was mainly attributable to a strategic transition in the business model for training services.

Cost of Revenues

Our cost of revenue was RMB118.7 million (US$16.3 million) in 2024, compare to RMB158.2 million in 2023. The decrease was primarily attributable to a decrease in operating costs resulting from our improved efficiency.

Gross Profit

As a result of the foregoing, our gross profit was RMB112.3 million (US$15.4 million) in 2024, compared to RMB182.0 million in 2023. Gross profit margin was 48.6% in 2024, compared to 53.5% in 2023.

Operating expenses

Our total operating expenses were RMB190.1 million (US$26.0 million) in 2024, compare to RMB276.2 million in 2023. representing a decrease of 31.2% year-over-year.

Sales and marketing expenses

Our sales and marketing expenses were RMB82.6 million (US$11.3 million) in 2024, compare to RMB127.5 million in 2023. The decrease was primarily attributable to the decrease in payroll-related expenses, rental expenses, and marketing and promotional expenses.

General and administrative expenses

Our general and administrative expenses were RMB93.1 million (US$12.8 million) in 2024, compare to RMB107.0 million in 2023. The decrease was largely attributable to the decrease in personnel-related expenses and partially offset by doubtful accounts loss.

Research and development expenses

Our research and development expenses decreased by 65.5% from RMB41.7 million in 2023 to RMB14.4 million (US$2.0 million) in 2024. The decrease was primarily due to the decrease in the average compensation level for our R&D personnel as we restructured our R&D team.

Other income/(expenses)

Our other expenses were RMB63.0 million (US$8.6 million) in 2024, compared to other income RMB4.9 million in 2023. The change was primarily driven by the impairment loss of long-term investment. Nevertheless, the company has proactively responded and is upbeat about its future.

Net loss

As a result of the foregoing, our net loss were RMB140.8 million (US$19.3 million) in 2024, compared to net loss of RMB89.2 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the SEC on April 25, 2024.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2022, 2023 and 2024 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss).

	For the Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000	US$’000
Net income/(loss)	22,637	(89,247)	(140,787)	(19,288)
Share-based compensation expenses/(gain)	13,886	4,672	(178)	(24)
Non-GAAP adjusted net (loss)/income	36,523	(84,575)	(140,965)	(19,312)
Interest income, net	(1,039)	(794)	(1,173)	(161)
Income tax expense/(credit)	361	(42)	64	9
Depreciation and amortization expenses	1,922	2,105	1,829	251
Non-GAAP adjusted EBITDA	37,767	(83,306)	(140,245)	(19,213)

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our consolidated financial statements, which are included elsewhere in this annual report.

5.B.Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2024, we had RMB91.7 million (US$12.6 million) in cash and cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and demand deposits, or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB25.2 million (US3.5 million) denominated in Renminbi and held in the PRC by our subsidiaries, the VIE and its subsidiaries and (ii) RMB11.6 million (US$1.6 million) denominated in U.S. dollar and many held in the Cayman Islands by the parent company and its subsidiaries. As of December 31, 2024, we had RMB54.9 million (US$7.5 million) in short-term investments, majority of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB65.6 million (US$9.0 million) as of December 31, 2024, compared to RMB139.4 million as of December 31, 2023. Accounts receivables are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. As of December 31, 2024, accounts receivable amounted to RMB74.9 million (US$10.3 million) has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in “Item 4. Information on the Company-4.B. Business Overview Mission-Our Business Services”. For the year ended December 31, 2024, we put more efforts on accounts receivable collection and collected significant amount to keep a healthy cashflow of daily operation.

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

The following table sets forth a summary of our cash flows for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000	US$’000
Net cash used in operating activities	(4,989)	(122,163)	(32,990)	(4,520)
Net cash provided by investing activities	43,311	20,173	32,476	4,449
Net cash provided by/(used in) financing activities	5,124	481	(3,607)	(494)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	2,200	362	245	34
Net increase/(decrease) in cash, cash equivalents and restricted cash	45,646	(101,147)	(3,876)	(531)
Cash, cash equivalents and restricted cash at beginning of the year	96,965	142,611	41,464	5,681
Cash, cash equivalents and restricted cash at end of the year	142,611	41,464	37,588	5,150

Operating activities

Net cash used in operating activities was RMB33.0 million (US$4.5 million) in 2024. In 2024, the difference between our net cash used in operating activities and our net income of RMB140.8 million (US$19.3 million) was mainly due to the fair value change and impairment of long-term investment totaled RMB62.8 million (US$8.6 million) and the allowance for credit losses RMB32.5 (US$4.4 million) and the decrease of Account Receivable of RMB24.8 million (US$3.4 million).

Net cash used in operating activities was RMB122.2 million (US$ 17.2 million) in 2023. In 2023, the difference between our net cash used in operating activities and our net loss of RMB89.2 million (US$12.6 million) was mainly due to the provision of the allowance for credit losses and fair value changes of long term investments and other changes of operating assets and liabilities including the increase of Account Receivables of RMB38.8 million (US$5.5 million) and lease liabilities of RMB25.4 million (US$4.3 million).

Investing activities

Net cash provided by investing activities was RMB32.5 million (US$4.4 million) in 2024, which was attributable to (i) purchase of short-term investments, (ii) net proceeds from purchase and maturities of short term investments, (iii) Cash received from customer in relation to advertisement agent services.

Net cash provided by investing activities was RMB20.2 million (US$2.8 million) in 2023, which was attributable to (i) purchase of short-term investments, (ii) Cash received from customer in relation to advertisement agent services, (iii) net proceeds from purchase and maturities of short term investments and (iv) Investment in long-term investments.

Financing activities

Net cash used in financing activities was RMB3.6 million (US$0.5 million) in 2024, and was mainly attributable to Proceeds from bank loan and repayment of bank loan.

Net cash provided by financing activities was RMB0.5 million (US$0.07 million) in 2023, and was mainly attributable to (i) cash received from the sale of a non-controlling interest and (ii) capital injection from non-controlling interest shareholders.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB1.7 million, RMB5.4 million and RMB0.5 million (US$75 thousand) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering in November 2019. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following g table sets forth our contractual obligations as of December 31, 2024:

	Payment due by period
				2027 and
Assumption	Total	2025	2026	Thereafter

	(RMB in thousands)
Operating lease commitment (1)	20,706	8,335	8,258	4,113

Note:

(1)Operating lease commitment consists of the commitments under the lease agreements for our office premises.

Capital and other commitments

We have capital commitments of RMB 7.7 million as of December 31, 2024 and the Group did not have other commitments as of December 31, 2024.

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

5.C.Research and Development, Patents and Licenses, etc.

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB55.0 million, RMB41.7 million and RMB14.4 million (US$2.0 million) in 2022, 2023 and 2024 respectively. As of December 31, 2024, we had 22 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company-4.B. Business Overview-Technology.”

5.D.Trend Information1

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

1 NTD: To disclose all material “known trends” - whether any revenue / cost / expenses items will be affected by the recent regulatory changes and quantify such impacts based on historical numbers.

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

Fair value measurement of investments accounted for under measurement alternative and fair value option

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. We estimate the price adjustment based on the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. We make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. For the year ended December 31, 2024, the equity investments accounted for under measurement alternative were RMB4.7 million (US$0.6 million) based on our qualitative assessment.

For privately held investments classified as debt securities, we elected fair value option to account for these investments and determined the fair value by using market approach with significant unobservable inputs (Level 3) for the year ended December 31, 2024. Our estimates of the fair value of these investments require subjective management judgment and are inherently uncertain, and could result in the fair value at the reporting date to be different from the fair value presented. For a detailed discussion of our significant accounting policies and related judgments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	46	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	36	Founder, Co-chairman of the Board of Directors
Yang Li	48	Chief Content Officer, Director
Xiang Li	42	Chief Financial Officer, Director
Yifan Li	57	Independent Director
Hendrick Sin	50	Independent Director
Peng Su	45	Independent Director

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

Xiang Li has served as our chief financial officer since August 9, 2024, involved in the Company’s financial reporting and financing activities since 2016. He has nearly two decades of experience in finance, serving in various positions at Samsung, CNH Australia, Sony Ericsson, and Smith & Nephew before joining 36Kr. Mr. Li received his bachelor’s degree in accounting from Nankai University in 2005 and his Master’s degree in Finance from Macquarie University in 2016, and is a licensed CPA in Australia.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB6.06 million (US$0.83 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “-Share Incentive Plan.”

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

Share Incentive Plan

Xieli Zhucheng adopted a share incentive plan in 2014 and Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2014 Share Incentive Plan and 2016 Share Incentive Plan, respectively. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 162,186,000. As of the date of this annual report, awards to purchase 73,141,457 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2019 Share Incentive Plan:

Ordinary Shares
Underlying
	Outstanding Options	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Dagang Feng	32,246,622	Nominal	September 7, 2019 and December 19, 2021	September 7, 2029 and December 19, 2031
Yang Li	*	Nominal	September 7, 2019 and June 19, 2021	September 7, 2029 and June 19, 2031
Xiang Li	*	Nominal	June 19, 2021	June 19, 2031

Note:

*Less than l% of our total outstanding ordinary shares.

As of the date of this annual report, the participants other than members of our senior management as a group hold options to purchase 65,884,507 ordinary shares, with exercise price US$0.0001 per share.

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

6.D. Employees

As of December 31, 2022, 2023 and 2024, we had a total of 603, 481 and 301 employees, respectively. Substantially all of our employees are located in China.

The following table sets forth the breakdown of our full-time employees as of December 31, 2024 by function:

	Number of
Function/Department	Employees	% of Total
Content and operations	102	34%
Sales and marketing	127	42%
Research and development	22	7%
General and administration	50	17%
Total	301	100.0

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 985,386,077 ordinary shares outstanding as of March 31, 2025, including (i) 889,303,377 Class A ordinary shares and (ii) 96,082,700 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2025
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng (1)	72,174,922	7.1	96,082,700	9.5	168,257,622	16.6	74.5
Chengcheng Liu (2)	21,852,581	2.2	41,124,300	4.2	62,976,881	6.4	31.9
Yang Li	*	*	—	—	*	*	—
Xiang Li	*	*	—	—	*	*	—
Yifan Li	—	—	—	—	—	—	—
Hendrick Sin (4)	71,429,000	7.2	—	—	71,429,000	7.2	2.2
Peng Su	—	—	—	—	—	—	—
All directors and executive officers as a group	148,357,797	14.5	96,082,700	9.4	244,440,497	23.9	76.6
Principal Shareholders:
Holding group of Dagang Feng (1)	72,174,922	7.1	96,082,700	9.5	168,257,622	16.6	74.5
36Kr Heros Holding Limited (2)	21,852,581	2.2	41,124,300	4.2	62,976,881	6.4	31.9
Tembusu Limited (3)	57,595,225	5.8	—	—	57,595,225	5.8	1.7
China Prosperity Capital Alpha Limited (4)	71,429,000	7.2	—	—	71,429,000	7.2	2.2
Yinghao Zhang(5)	63,904,000	6.5	—	—	63,904,000	6.5	1.9

Notes:

*Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 985,386,077, being the number of ordinary shares outstanding (consisting of 889,303,377 Class A ordinary shares and 96,082,700 Class B ordinary shares) as of March 31, 2025 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

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

(1)	Represents an aggregate of 168257622ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu, the co-chairman of our board of directors; and (iii) 30,996,622 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

(2)	Represents (i) 17,624,700 Class A ordinary shares; and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. wholly owned by Kr Hero NiceDay Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and ultimately controlled by The NiceDay Trust. The NiceDay Trust is a trust established under the laws of Cayman Islands and managed by Intertrust Trustees (Cayman) Limited as the trustee. Liu Chengcheng is the settlor of the trust, and Liu Chengcheng’s family members are the beneficiaries of the trust and (ii)4,227,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after the date of this annual report.
(3)	Represents 57595225 Class A ordinary shares held by Tembusu Limited, as reported in a Schedule 13G/A filed by Tembusu Limited with the SEC on November 13, 2024. a limited liability company incorporated under the laws of British Virgin Islands. Tembusu Limited is wholly owned by David Su Tuong Sing. The registered address of Tembusu Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.For more information, please see the Schedule 13G/A filed by Tembusu Limited with the SEC on November 13, 2024.
(4)	Represents 71,429,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.
(5)	Represents 127,808 ADSs, each representing 500 Class A ordinary shares, of the Company, as reported in a Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023. The business address of Yinghao Zhang is Guanqiao Jiaolongwan Park, Wanjiang District, Dongguan City, Guangdong Province, People’s Republic of China, 523000. For more information, please see the Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023.

As of the date of March 31, 2025, 672,300,978 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of the ADS program, representing 67.0% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Related Party Transactions

Transaction with Beijing Sanke

In 2022, 2023 and 2024, the Group earned revenue for providing advertising and enterprise value-added services to Beijing Sanke Information Technology Co., Ltd.(“Beijing Sanke”), an associate of the Group, amounted to approximately RMB 0.3 million, RMB 1.0 million and RMB 0.08 million, respectively. As of December 31, 2022, 2023 and 2024, the amount due from Beijing Sanke were RMB 0.2 million, RMB 0.05million and RMB0.04 million, respectively

Transaction with Shanghai Xuanke

In 2022, 2023 and 2024, the Group purchased video production services from Shanghai Xuanke Technology Co., Ltd. (“Shanghai Xuanke”), an associate of the Group, amounted to RMB 0.3 million, RMB 49 thousand and RMB0.5 million, respectively. As of December 31, 2022, 2023 and 2024, the amount due to Shanghai Xuanke were RMB20 thousand, RMB 0.2 million and RMB0.3 million, respectively. In 2021, the Group offered a short-term loan to Shanghai Xuanke, amounted to RMB 2.0 million, which has been paid off in 2022. In 2021 and 2022, the interest income generated from the short-term loan were RMB 47 thousand and RMB 3 thousand, respectively.

Transaction with Jijingzhiyu

In 2022, 2023 and 2024, the Group purchased overseas promotion services from Jijingzhiyu Information Technology Co., Ltd. (“Jijingzhiyu”), an associate of the Group, amounted to RMB 0.4 million, RMB 0.1 million and RMB 0.4 million, respectively. As of December 31, 2022, 2023 and 2024, the amount due to Jijingzhiyu were RMB 0.3 million, 99 thousand and RMB 0.4 million, respectively.

Transaction with Wenzhou Qingke

In 2024, the Group invested RMB 3.95 million to Wenzhou Qingke No.1 Venture Capital Partnership Enterprise (Limited Partnership) (“Wenzhou Qingke”) and acquired 79% equity interests in Wenzhou Qingke, which the Group recognized as equity investments using the equity method. In October 2024, the Group partially disposed 41,139 shares of Sharetimes to Wenzhou Qingke with a cash consideration of RMB 3.95 million.

7.C. Interests of Experts and Counsel

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

ITEM 9.THE OFFER AND LISTING

9.A.Offering and Listing Details

The ADSs have been listed on the Nasdaq Global Market from November 8, 2019 to April 28, 2024, and listed on Nasdaq Capital Market since April 29, 2024 under the symbol “KRKR”. Each ADS represents 500 Class A ordinary shares, par value US$0.0001 per share.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Market from November 8, 2019 to April 28, 2024, and listed on Nasdaq Capital Market since April 29, 2024 under the symbol “KRKR”.

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

10.E.Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons who acquired the ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	persons that own or are deemed to own 10% or more of our stock by vote or value; or
●	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

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

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets, in addition to other active assets. We have not obtained valuations of our assets (including goodwill and other intangible assets) for 2024. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2024, we believe that we were likely a PFIC for our taxable year of 2024 if the value of our assets is determined by reference to our market capitalization. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2025, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill and other intangible assets should be treated as active assets is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, our PFIC status for any past, current or future taxable year is uncertain.

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

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose, but there can be no assurance that the ADSs will be regularly traded for any relevant period. In addition, a mark-to-market election will not be available if the ADSs are delisted from the Nasdaq and are not listed on any other qualified exchange. Over-the-counter quotation systems are not qualified exchanges for these purposes. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of the U.S. Holder’s taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the U.S. Holder’s taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not regularly traded. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

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

Distributions (if any) paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders with respect to the ADSs may be taxable at favorable rates, provided that the ADSs remain listed on the Nasdaq (or are listed on certain other U.S. national exchanges), and we are not a PFIC (and are not treated as a PFIC with respect to a U.S. Holder) for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates generally (taking into account our PFIC status) and in their particular circumstances.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) may be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of any PRC income taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. As discussed above under “—Taxation of Distributions,” the IRS has released notices that provide relief from certain of the Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude them from claiming (or limited their ability to claim) a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming (or does not wish to claim) a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct non-U.S. taxes in lieu of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
●
Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● US$0.05 (or less) per ADS	● Any cash distribution to ADS holders
● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
● US$0.05 (or less) per ADS per calendar year	● Depositary services
● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw share
● Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement) ● Converting foreign currency to U.S. dollars
● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

14.A.-14.D.Material Modifications to the Rights of Security Holders

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2022, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

Because we are a non-accelerated filer, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

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

	Year Ended December 31,
Services	2023	2024
	RMB	RMB
	(in thousands)
Audit Fees(1)	6,800	4,100
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	6,800	4,100

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to advisory and tax advice.

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

There were no repurchases made in accordance with the Share Repurchase Program from April 1, 2024 to March 31, 2025.

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

ITEM 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16.J.Insider Trading Policies

Not applicable.

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.”

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

Exhibit Number	Description of Document

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

11.2*	Statement of Policies Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Jingtian & Gongcheng, the Company’s PRC Legal Adviser

Exhibit Number	Description of Document

97	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 25, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: April 17, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Investments Accounted for at Fair Value

As described in Notes 2(e), 2(l) and 9 to the consolidated financial statements, the Company’s investments in the preferred shares of private companies were RMB53.6 million as of December 31, 2024. The Company reported such investments at fair value and changes in fair value were reflected as long-term investment income/(loss), net in the consolidated statements of comprehensive income/(loss). The Company recognized a fair value loss of RMB4.8 million related to such investments for the year ended December 31, 2024. Fair values were estimated using the market approach, which includes significant assumptions related to unobservable inputs, including market ratios to determine the equity value of the subject companies, risk-free rate and expected volatility.

The principal considerations for our determination that performing procedures relating to the valuation of investments accounted for at fair value is a critical audit matter are (i) the significant judgment made by management when developing the fair value measurement; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s valuation approach and significant assumptions related to market ratios, risk-free rate, and expected volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the fair values of investments; evaluating the appropriateness of the valuation method; testing the completeness, accuracy, and relevance of underlying data used; and evaluating the reasonableness of the significant assumptions used by management. Evaluating management’s assumptions related to the market ratios, risk-free rate, and expected volatility involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the investments, (ii) the consistency with external market data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method and the reasonableness of certain assumptions.

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(i) and 6 to the consolidated financial statements, as of December 31, 2024, the gross balance of accounts receivable was RMB172.8 million, for which an allowance for credit losses of RMB107.2 million was provided. The allowance for credit losses is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable is a critical audit matter are (i) the significant judgment made by management in estimating the allowance for credit losses; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to management’s judgments and assumptions, including segmentation of accounts receivable, default rates, lifetime for debt recovery, and current and future economic conditions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the model used; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating the reasonableness of significant judgments and assumptions made by management, related to the segmentation of accounts receivable, default rates, lifetime for debt recovery, and current and future economic conditions. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model and the reasonableness of management’s significant judgments and assumptions.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 17, 2025

We have served as the Company’s auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

Assets
Current assets:
Cash and cash equivalents	41,464	36,766
Restricted cash	—	822
Short‑term investments	75,497	54,947
Accounts receivable, net	139,408	65,617
Receivables due from related parties	69	104
Prepayments and other current assets	16,030	17,171
Total current assets	272,468	175,427
Non‑current assets:
Property and equipment, net	7,366	5,817
Intangible assets, net	2,079	1,485
Long-term investments	142,599	74,858
Operating lease right-of-use assets, net	34,454	18,606
Total non‑current assets	186,498	100,766
Total assets	458,966	276,193

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 60.38 million and RMB 59.84 million as of December 31, 2023 and 2024, respectively)	60,376	59,835
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 25.61 million and RMB 19.22 million as of December 31, 2023 and 2024, respectively)	36,046	30,666
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 2.84 million and RMB Nil as of December 31, 2023 and 2024, respectively)	5,940	2,648
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 23.43 million and RMB 19.30 million as of December 31, 2023 and 2024, respectively)	23,428	19,301
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.26 million and RMB 0.79 million as of December 31, 2023 and 2024, respectively)	261	789
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 20.63 million and RMB 11.15 million as of December 31, 2023 and 2024, respectively)	25,152	15,103
Short-term bank loan (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 9.95 million and RMB 4.00 million as of December 31, 2023 and 2024, respectively)	9,950	10,000
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 8.95 million and RMB 7.86 million as of December 31, 2023 and 2024, respectively)	8,953	7,860
Total current liabilities	170,106	146,202
Non-current liabilities:
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 26.83 million and RMB 11.74 million as of December 31, 2023 and 2024, respectively)	26,826	11,743
Other non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.17 million and RMB Nil as of December 31, 2023 and 2024, respectively)	174	—
Total non-current liabilities	27,000	11,743
Total liabilities	197,106	157,945
Commitments and Contingencies (Note 19)

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 896,488,277 shares outstanding as of December 31, 2023; 4,903,917,300 shares authorized, 907,346,745 shares issued and 906,731,802 shares outstanding as of December 31, 2024)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	66	66
Additional paid-in capital	2,064,264	2,057,363
Treasury stock (US$ 0.0001 par value; 13,419,936 shares and 3,176,411 shares as of December 31, 2023 and 2024, respectively)	(11,502)	(2,865)
Accumulated deficit	(1,796,189)	(1,932,258)
Accumulated other comprehensive loss	(5,290)	(4,922)
Total 36Kr Holdings Inc.’s shareholders’ equity	251,977	118,012
Non-controlling interests	9,883	236
Total shareholders’ equity	261,860	118,248
Total liabilities and shareholders’ equity	458,966	276,193

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

	For the Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Revenues:
Online advertising services	221,620	238,701	180,609
Enterprise value-added services	72,640	67,297	32,832
Subscription services	28,237	34,187	17,629
Total revenues	322,497	340,185	231,070
Cost of revenues	(137,848)	(158,169)	(118,734)
Gross profit	184,649	182,016	112,336
Operating expenses:
Sales and marketing expenses	(122,069)	(127,519)	(82,596)
General and administrative expenses	(52,072)	(107,034)	(93,100)
Research and development expenses	(55,045)	(41,681)	(14,404)
Total operating expenses	(229,186)	(276,234)	(190,100)
Loss from operations	(44,537)	(94,218)	(77,764)
Other income/(expenses):
Share of income/(loss) from equity method investments	51	(523)	(3,726)
Gain on disposal of subsidiaries	38,019	3,366	839
Long-term investment income/ (loss), net	15,964	(8,079)	(62,763)
Short-term investment income	1,999	1,312	623
Government grant	3,447	1,147	491
Others, net	8,055	7,706	1,577
Income/(loss) before income tax	22,998	(89,289)	(140,723)
Income tax (expenses)/credit	(361)	42	(64)
Net income/(loss)	22,637	(89,247)	(140,787)
Net (income)/loss attributable to non-controlling interests	(694)	(733)	4,160
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	21,943	(89,980)	(136,627)
Net income/(loss)	22,637	(89,247)	(140,787)
Other comprehensive income
Foreign currency translation adjustments	3,127	570	369
Total other comprehensive income	3,127	570	369
Total comprehensive income/(loss)	25,764	(88,677)	(140,418)
Comprehensive (income)/loss attributable to non-controlling interests	(694)	(733)	4,160
Comprehensive income/(loss)attributable to 36Kr Holdings Inc.’s ordinary shareholders	25,070	(89,410)	(136,258)

Net income/(loss)per ordinary share (RMB)
—Basic	0.021	(0.086)	(0.130)
—Diluted	0.021	(0.086)	(0.130)
Net income/(loss) per ADS (RMB)
—Basic	10.605	(43.132)	(64.795)
—Diluted	10.605	(43.132)	(64.795)
Weighted average number of ordinary shares used in per share calculation:
—Basic	1,034,547,219	1,043,057,081	1,054,310,601
—Diluted	1,034,547,219	1,043,057,081	1,054,310,601
Weighted average number of ADS used in per ADS calculation:
—Basic	2,069,094	2,086,114	2,108,621
—Diluted	2,069,094	2,086,114	2,108,621

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

									Accumulated
	Ordinary shares				Additional				other	Non-	Total
	Class A ordinary		Class B ordinary		paid‑in			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
	Shares	RMB’000	Shares	RMB’000	RMB’000	Shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2022	903,786,158	628	96,082,700	66	2,049,448	16,201,618	(13,598)	(1,728,152)	(8,987)	7,860	307,265
Net income	—	—	—	—	—	—	—	21,943	—	694	22,637
Share-based compensation	—	—	—	—	12,376	—	—	—	—	—	12,376
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	174	174
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,127	—	3,127
Issuance of ordinary shares upon exercise of share-based awards	2,107,600	—	—	—	(1,588)	(2,107,600)	1,588	—	—	—	—
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	1,388	—	—	—	—	(3,093)	(1,705)
Sale of a subsidiary’s shares to non-controlling shareholders	—	—	—	—	(133)	—	—	—	—	1,643	1,510
Balance as of December 31, 2022	905,893,758	628	96,082,700	66	2,061,491	14,094,018	(12,010)	(1,706,209)	(5,860)	7,278	345,384

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

									Accumulated
	Ordinary shares				Additional				other	Non-	Total
	Class A ordinary		Class B ordinary		paid-in			Accumulated	comprehensive	controlling	shareholders’
	shares		shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
	Shares	RMB’000	Shares	RMB’000	RMB’000	Shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2023	905,893,758	628	96,082,700	66	2,061,491	14,094,018	(12,010)	(1,706,209)	(5,860)	7,278	345,384
Net income	—	—	—	—	—	—	—	(89,980)	—	733	(89,247)
Share-based compensation	—	—	—	—	4,672	—	—	—	—	—	4,672
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	—	255	255
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	570	—	570
Issuance of ordinary shares upon exercise of share-based awards	674,082	—	—	—	(508)	(674,082)	508	—	—	—	—
Sale of a subsidiary’s shares to non-controlling shareholders	—	—	—	—	(1,391)	—	—	—	—	1,617	226
Balance as of December 31, 2023	906,567,840	628	96,082,700	66	2,064,264	13,419,936	(11,502)	(1,796,189)	(5,290)	9,883	261,860

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

									Accumulated
					Additional				other	Non-	Total
	Ordinary shares				paid-in			Accumulated	comprehensive	controlling	shareholders’
	Class A ordinary shares		Class B ordinary shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount			Amount
	Shares	RMB’000	Shares	RMB’000	RMB’000	Shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2024	906,567,840	628	96,082,700	66	2,064,264	13,419,936	(11,502)	(1,796,189)	(5,290)	9,883	261,860
Net loss	—	—	—	—	—	—	—	(136,627)	—	(4,160)	(140,787)
Share-based compensation	—	—	—	—	(178)	—	—	—	—	—	(178)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	368	—	368
Issuance of ordinary shares upon exercise of share-based awards	10,243,525	—	—	—	(8,619)	(10,243,525)	8,637	—	—	—	18
Acquisition of non-controlling interests of a subsidiary	—	—	—	—	5	—	—	—	—	(193)	(188)
Sale of subsidiaries‘ shares to non-controlling shareholders	—	—	—	—	1,891	—	—	558	—	(1,619)	830
Dividends paid to a non-controlling shareholder	—	—	—	—	—	—	—	—	—	(3,675)	(3,675)
Balance as of December 31, 2024	916,811,365	628	96,082,700	66	2,057,363	3,176,411	(2,865)	(1,932,258)	(4,922)	236	118,248

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Net income/(loss)	22,637	(89,247)	(140,787)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation of property and equipment	1,772	1,733	2,196
Amortization of intangible assets	150	266	368
Share-based compensation expenses/(gain)	13,886	4,672	(178)
Non-cash operating lease expense	13,606	11,240	7,586
Allowance for credit losses	(28,672)	28,210	32,471
Losses from disposal of property, equipment and software	25	42	294
Exchange (gains)/losses	(3)	21	(24)
Fair value changes of short-term investments	(618)	(235)	(58)
Long-term investment (income)/loss, net	(15,964)	8,079	62,763
Share of (income)/loss from equity method investments	(51)	523	3,726
Disposal gain on subsidiaries	(38,019)	(3,366)	(839)
Changes in operating assets and liabilities:
Accounts receivable	6,948	(38,816)	24,815
Receivables due from related parties	(608)	676	(16)
Prepayments and other current assets	26,034	60	(3,041)
Accounts payable	(2,801)	6,911	712
Salary and welfare payables	(3,584)	(16,123)	(3,744)
Taxes payable	(1,962)	(4,713)	(3,355)
Deferred revenue	(3,672)	(1,589)	(846)
Amounts due to related parties	(1,016)	(51)	528
Accrued liabilities and other payables	8,124	(5,065)	(7,624)
Lease liabilities	(1,201)	(25,391)	(7,937)
Net cash used in operating activities	(4,989)	(122,163)	(32,990)
Cash flows from investing activities:
Purchase of property and equipment	(1,065)	(5,376)	(444)
Purchase of intangible assets	(591)	(22)	(42)
Purchase of short-term investments	(457,490)	(380,498)	(245,750)
Proceeds from maturities of short-term investments	534,978	345,904	265,508
Loan repayment from related parties	2,000	—	—
Cash received from customer in relation to advertisement agent services	70,208	68,838	15,984
Cash paid on behalf of the customer in relation to advertisement agent services	(64,054)	—	—
Net cash upon disposal of subsidiaries	—	85	(2,992)
Investment in long-term investments	(38,970)	(9,500)	(4,050)
Prepayment of an equity investment	—	—	(1,000)
Cash paid to acquire non-controlling interests of subsidiaries	(1,705)	—	(188)
Cash received from disposal of equity investees	—	742	5,450
Net cash provided by investing activities	43,311	20,173	32,476

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities:
Proceeds from bank loan	9,950	14,950	10,000
Repayment of bank loan	(5,000)	(14,950)	(9,950)
Proceeds from employee options exercised	—	—	18
Cash received from the sale of a noncontrolling interest	—	226	—
Capital injection from non-controlling interest shareholders	174	255	—
Dividends paid to non-controlling shareholder of a subsidiary	—	—	(3,675)
Net cash provided by/(used in) financing activities	5,124	481	(3,607)
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	2,200	362	245
Net increase/(decrease) in cash, cash equivalents and restricted cash	45,646	(101,147)	(3,876)
Cash, cash equivalents and restricted cash at beginning of the year	96,965	142,611	41,464
Cash, cash equivalents and restricted cash at end of the year	142,611	41,464	37,588
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(171)	(93)	(206)
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by other payable	—	(1,336)	(250)
Intangible assets purchases financed by other payable		(1,073)	—
The addition of long-term investment in Hangzhou Jialin	40,000	—	—

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

The Group commenced operations in 2010. Beijing Xieli Zhucheng Finance Information Service Co., Ltd. (“Xieli”) was established in 2011 to carry out the Group’s principal business. In December 2016, the Group’s business was carved out from Xieli (“Carve-out”), and incorporated into a newly set up company named Beijing Duoke Information Technology Co., Ltd. (“Beijing Duoke”; formerly named as Beijing Pinxin Media Culture Co., Ltd. and Beijing Sanshiliuke Culture Media Co., Ltd.), which was then a wholly owned subsidiary of Xieli.

The Company was incorporated as a limited liability company in the Cayman Islands on December 3, 2018. Through a series of contemplated reorganization steps (the “Reorganization”), the Company established Beijing Dake Information Technology Co., Ltd. (“Beijing Dake”) in June 2019 to be the primary beneficiary of Beijing Duoke for accounting purposes through entering into a series of contractual arrangements and thereafter the 36Kr Business was transferred to the Group upon the completion of the Reorganization. The Reorganization was approved by the Board of Directors and a reorganization framework agreement was entered into by the Company, Beijing Duoke and the shareholders of Beijing Duoke in June 2019. Beijing Duoke has become VIE of the Group.

The ownership structure of the major subsidiaries and VIE of the Group as of December 31, 2024 is:

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

(c) Contractual agreements with the VIE

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through its VIE, whose equity interests are held by shareholders of the Group. The Company became the primary beneficiary of the VIE for accounting purposes by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Group through the contractual arrangements.

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

Power of Attorney

Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke except for BCI, the minority investment shareholder mentioned below, have entered into an power of attorney, pursuant to which each of the shareholders of Beijing Duoke irrevocably appointed Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) to exercise all the shareholder’s rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders’ meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Equity Pledge Agreement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	27,413	23,868
Restricted cash	—	822
Short‑term investments	36,850	54,867
Accounts receivable, net	139,408	65,617
Amounts due from the Company and its subsidiaries	19,004	38,442
Receivables due from related parties of the Group	—	20
Prepayments and other current assets	15,292	17,527
Non‑current assets:
Property and equipment, net	7,365	5,817
Intangible assets, net	2,079	1,483
Long-term investments, net	131,467	64,233
Operating lease right-of-use assets, net	34,454	18,606
Total assets	413,332	291,302
Current liabilities:
Accounts payable	60,376	59,835
Salary and welfare payables	25,605	19,222
Taxes payable	2,841	—
Deferred revenue	23,428	19,301
Amounts due to the Company and its subsidiaries	141,457	198,175
Amounts due to related parties of the Group	261	789
Accrued liabilities and other payables	20,634	11,145
Short-term bank loan	9,950	4,000
Operating lease liabilities	8,953	7,860
Non-current liabilities:
Operating lease liabilities	26,826	11,743
Other non-current liabilities	174	—
Total liabilities	320,505	332,070

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Third-party revenues	320,526	340,058	231,070
Cost of revenues	(211,698)	(212,747)	(151,908)
Gross profit	108,828	127,311	79,162
Operating expenses	(131,984)	(198,610)	(146,241)
Loss from operations	(23,156)	(71,299)	(67,079)
Gain on disposal of subsidiaries	38,019	3,366	839
Share of income/(loss) from equity method investments	523	(546)	(3,070)
Long-term investments income/(loss), net	15,964	(8,079)	(62,763)
Short-term investments income	1,262	706	462
Others, net	9,402	7,689	1,121
Income/(Loss) before income tax	42,014	(68,163)	(130,490)
Income tax (expense)/credit	(361)	43	(64)
Net income/(loss)	41,653	(68,120)	(130,554)

	For the year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Net cash provided/(used in) by operating activities	77,322	(123,798)	23,276
Purchase of short-term investments	(417,490)	(312,270)	(160,034)
Proceeds from maturities of short-term investments	494,709	296,221	141,242
Investment in long-term investments	(38,970)	(9,500)	(4,050)
Cash received from disposal of an equity investee	—	—	5,450
Loan collected from related parties	2,000	—	—
Loan collected from inter-company entities	100	—	—
Loan paid to inter-Company entities	—	—	(17,000)
Cash received from customer in relation to advertisement agent services	70,208	68,838	15,984
Cash paid on behalf of the customer in relation to advertisement agent services	(64,054)	—	—
Net cash upon disposal of subsidiaries	—	—	(2,992)
Others	(3,361)	(4,571)	(1,674)
Net cash provided/(used in) by investing activities	43,142	38,718	(23,074)
Capital injection from noncontrolling interest shareholders	174	255	—
Proceeds from loans provided by inter-company entities	—	25,400	8,000
Repayments of loans provided by inter-company entities	(65,876)	(15,147)	(1,300)
Dividends to non-controlling shareholder of a subsidiary	—	—	(3,675)
Others	4,950	226	(5,950)
Net cash (used in)/provided by financing activities	(60,752)	10,734	(2,925)
Increase/(Decrease) in cash, cash equivalents and restricted cash	59,712	(74,346)	(2,723)
Cash, cash equivalents and restricted cash at beginning of year	42,047	101,759	27,413
Cash, cash equivalents and restricted cash at end of year	101,759	27,413	24,690

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(b) Principles of consolidation (Continued)

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2022, 2023 and 2024, the net income/(loss) attributable to the non-controlling interests were an income of RMB 0.69 million, an income of RMB 0.73 million and a loss of RMB 4.16 million, respectively. Cash flows related to transactions with non-controlling interest holders are presented under financing activities in the consolidated statements of cash flows when applicable.

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

The financial statements of the Group’s non PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ (deficit)/equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were an income of RMB 3.13 million, an income of RMB 0.57 million and an income of RMB 0.37 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group’s financial instruments include cash equivalents, restricted cash, short-term investments, accounts receivable, receivables due from related parties, other receivables, long-term investments, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2023

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Wealth management products	—	29,873	—	29,873
Investments accounted for at fair value	—	—	58,391	58,391

As of December 31, 2024

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Wealth management products	—	41,947	—	41,947
Investments accounted for at fair value	—	—	53,580	53,580

Recurring

The Group measures wealth management products at fair value on a recurring basis. To estimate the fair value of wealth management products, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

The Group applies fair value accounting to privately held investments classified as debt securities.

For the year ended December 31, 2023, the privately held investments classified as debt securities was transferred from Level 2 to Level 3 as market approach was applied to the measurement of the fair value with significant unobservable inputs.

For the year ended December 31, 2024, no investments were transferred between the three levels of the fair value hierarchy.

The privately held investments classified as debt securities mainly represent the investments in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”), Company A, B, and C.

The fair values of the investment in Hangzhou Jialin and Company A as of December 31, 2024 and 2023 were determined based on a valuation technique under the market approach, specifically the guideline company method. Under this method, the market ratios implied by guideline companies were applied to determine the equity value of the subject company. The equity value was further allocated to the shares held by the Group using an equity allocation model. The key unobservable inputs adopted in the guideline company method include market ratios of 21.4x and 1.0x as of December 31, 2024 and 20.4x and 1.4x as of December 31, 2023, for each of these two investments respectively. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 1.1%, and 1.1% as of December 31, 2024 and 2.1% and 2.3% as of December 31, 2023 and expected volatility of 50.9% and 51.6% as of December 31, 2024 and 28.4% and 44.3% as of December 31, 2023, for each of these two investments respectively.

The fair value of the investment in Company B as of December 31, 2023 were determined based on a valuation technique under the market approach, specifically the market trending method. Under this method, the change in industrial stock index was applied to determine the entire equity value of the subject company. The equity value was further allocated to the shares held by the Group through the equity allocation model. The key unobservable inputs adopted in the market trending method include change in industrial stock index of -39.3% as of December 31, 2023. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 2.3% and expected volatility of 37.6% as of December 31, 2023. The fair value of the investment in Company B as of December 31, 2024 was determined as nil due to the significant liquidity difficulty of Company B.

The fair value of the investment in Company C as of December 31, 2024 and 2023 was determined based on a valuation technique under the market approach, specifically the back-solve method, under which the Group solved for Company C’s implied equity value by considering its recent equity transactions through an equity allocation model. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 1.2% as of December 31, 2024 and 2.4% as of December 31, 2023 and expected volatility of 64.5% as of December 31, 2024 and 56.6% as of December 31, 2023.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

Non-Recurring

For equity securities accounted for under the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. The non-recurring fair value measurements of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured as of the observable transaction dates. The Group classifies the valuation methodologies that require management to use the observable transaction price at the transaction date as Level 2 of the fair value measurements. Details of the fair value measurements of equity securities accounted for under the measurement alternative is set out in Note 9 Long-term investments.

When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements measured at the date of impairment. Nil, nil and RMB 44.5 million impairments recognized for the years ended 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the fair values of cash and cash equivalents, restricted cash, time deposits, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

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

(h) Short-term investments

Short-term investments mainly consist of investment in wealth management products and time deposits. The wealth management products mainly issued by China Merchants Bank, which are redeemable by the Company at a periodic term or any working day within one year. The wealth management products are unsecured with variable interest rates and primarily invested in financial instruments with high credit rating and good liquidity in the interbank and exchange markets. The Company measures investments in these wealth management products at fair values.

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

The Group makes estimations of the collectability of accounts receivable. Accounts receivable is measured at amortized cost and reported on the consolidated balance sheets at the outstanding principals adjusted for any write-offs and any allowance for credit losses. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment.

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

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Electronic equipment and computers	3 years
Office furniture and equipment	3-5 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

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

Equity investments accounted for using the equity method

Investments in entities in which the Group can exercise significant influence but does not control or own a majority equity interest are accounted for using the equity method of accounting in accordance with ASC Topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investments for its share of the income or losses of the investee and reports the recognized income or losses as “Share of income/(loss) from equity method investments” in the consolidated statements of comprehensive income/(loss). The Group’s share of the income or losses of investees are based on the shares of common stock and in-substance common stock held by the Group. The Group records its share of the results of equity investment in 36Kr Global Holding (HK) Limited (“36Kr Global Holding”) on a one quarter in arrears basis.

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

I. Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks including but not limited to Weibo, Weixin/WeChat, Toutiao and Bilibili (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, pop-ups, as well as advertorials and short-form videos. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third - party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2022, 2023 and 2024.

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

II.Enterprise value-added services

The principal enterprise value-added services that the Group provides to customers are set out as follows:

(i) Consulting

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

(ii)Online/offline events

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

II.Enterprise value-added services (Continued)

(iii) Integrated marketing

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

(ii) Individual subscription services

The Group provides offline trainings services to its individual subscribers, which is organized by the Group, and the Group is responsible for delivering the training to the individual subscribers and has primary responsibility and broad discretion to establish price. Therefore, the Group is considered the primary obligor in these transactions and recognize the revenues at a gross basis.

In the following table, the total revenue is disaggregated by the major service lines mentioned above.

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Online advertising services	221,620	238,701	180,609
Enterprise value‑added services
Consulting	43,200	40,581	18,774
Online/offline events	15,475	22,776	12,481
Integrated marketing	6,639	3,171	888
Advertisement agent services	7,326	769	689
Revenue for Enterprise value‑added services	72,640	67,297	32,832
Subscription services
Institutional investor subscription services	27,095	26,417	15,607
Individual subscription services	719	7,620	2,021
Enterprise subscription services	423	150	1
Revenue for Subscription services	28,237	34,187	17,629
Total revenue	322,497	340,185	231,070

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

III. Subscription services (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2023 and 2024 there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2022, 2023 and 2024 that was included in the contract liabilities balance at the beginning of the period was RMB 28.86 million, RMB 24.58 million and RMB 23.43 million, respectively.

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

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, total advertising expenses were RMB 4.80 million, RMB 4.90 million and RMB 2.34 million, respectively.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(q) Research and development expenses

Research and development expenses consist primarily of (i) personnel-related expenses associated with the development of, enhancement to the Group’s PC websites, mobile applications and mobile websites; (ii) technology expenses related to technology procurement device maintenance and testing; and (iii) rental expense and depreciation of servers.

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

(s) Share-based compensation (Continued)

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

(t) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were appropriately RMB 43.96 million, RMB 45.94 million and RMB 36.64 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2022, 2023 and 2024.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(v) Government grants

Government grants primarily represent subsidies for operating a business. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2022, 2023 and 2024, government grants amounted to approximately RMB 3.4 million, RMB 1.1 million, and RMB 0.5 million, respectively.

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

(z) Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as its Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(aa) Statutory reserve (Continued)

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC was RMB 0.55 million, RMB 0.54 million and RMB 0.02 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

3. Recently Issued Accounting Pronouncements

Adopted

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

Other accounting standards that the Group adopted beginning January 1, 2024 did not have a significant impact on the Group’s consolidated financial statements.

Not Yet Adopted

Income Taxes (Topic 740). In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and the Group is currently evaluating the impact of adopting this standard on our consolidated financial statements.

Income Statement (Topic 220). In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and the Group is currently evaluating the impact of adopting this standard on our consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and Risks

(a) Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2022, 2023 and 2024 and more than 10% of the Group’s accounts receivable, net as of December 31, 2023 and 2024 were as follows:

	For the year ended
	December 31,
Revenues	2022	2023	2024
Customer A	17%	10%	*
Customer C	12%	19%	22%
Customer D	*	*	12%

	As of
	December 31,
Accounts receivable	2023	2024
Customer B	35%	10%
Customer C	23%	26%
Customer D	*	14%

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

Banks accounting for more than 10% of the Group’s cash and cash equivalents and short-term investments as of December 31, 2023 and 2024 were as follows:

	For the year ended
	December 31
Cash & cash equivalents, restricted cash and short-term investments	2023	2024
Bank E	77%	84%
Bank F	23%	15%

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

5. Short-term investments

The following is a summary of short-term investments:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000
Wealth management products	29,873	41,947
Time deposits	45,624	13,000
Total	75,497	54,947

6. Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

Accounts receivable	217,131	172,817
Less: allowance for credit losses	(77,723)	(107,200)
Accounts receivable, net	139,408	65,617

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2024, accounts receivable amounted to RMB 74.9 million has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in Note 2 (m)(II)(iv), such accounts receivable amounted to RMB 90.1 million as of December 31, 2023.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Accounts Receivable, net (Continued)

The movements in the allowance for credit losses are as follows:

	For the year ended
	December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	(122,039)	(83,383)	(77,723)
Reversal/(additional) of allowance for credit losses, net	30,192	(28,098)	(32,471)
Write-offs	8,464	33,758	2,994
Balance at end of the year	(83,383)	(77,723)	(107,200)

The reversal/(addition) of allowance for credit losses, net in 2022 was mainly due to improved collection of accounts receivable amounted to RMB33.3 million.

7. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

Deposits	4,305	3,270
Prepayments of IT services	1,192	1,137
Prepayments of procurement costs	8,804	9,572
Others	1,729	3,192
Total	16,030	17,171

8. Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000
Electronic equipment and computers	6,218	6,375
Office furniture and equipment	4,723	4,754
Leasehold improvement	8,783	7,690
Total	19,724	18,819
Less: accumulated depreciation	(12,358)	(13,002)
Less: impairment	—	—
Property and equipment, net	7,366	5,817

Depreciation expenses were RMB 1.77 million, RMB 1.73 million and RMB 2.20 million for the years ended December 31, 2022, 2023 and 2024, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and investments accounted for at fair value. The following sets forth the changes in the Group’s long-term investments:

	Equity	Equity
	investments	investments	Investments
	using the	using	accounted
	measurement	the equity	for at fair
	alternative(a)	method(b)	value(c)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2021	30,000	11,442	—	41,442
Investments made	10,000	—	28,970	38,970
Income from equity investments using the equity method	—	51	—	51
Disposal of a subsidiary in exchange of investment accounted for at fair value ((c)(i))	—	—	40,000	40,000
Fair value change through earnings (including adjustment of subsequent price changes)	18,464	—	(2,500)	15,964
Currency translation adjustment	—	930	—	930
Balance at December 31, 2022	58,464	12,423	66,470	137,357
Investments made	9,500	—	—	9,500
Loss from equity investments using the equity method	—	(523)	—	(523)
Partially disposal of an equity investment using the equity method	—	(700)	—	(700)
Fair value change through earnings (including adjustment of subsequent price changes)	—	—	(8,079)	(8,079)
Changes from a subsidiary to equity investment using the equity method((b))	—	4,900	—	4,900
Currency translation adjustment	—	144	—	144
Balance at December 31, 2023	67,964	16,244	58,391	142,599
Investments made	100	3,950	—	4,050
Changes from a subsidiary to equity investment using the measurement alternative	62	—	—	62
Loss from equity investments using the equity method	—	(3,726)	—	(3,726)
Disposal of equity investments using the measurement alternative ((a)(ii))	(18,950)	—	—	(18,950)
Fair value change through earnings (including adjustment of subsequent price changes) ((a)(i))	—	—	(4,811)	(4,811)
Impairment loss ((a)(i))	(44,514)	—	—	(44,514)
Currency translation adjustment	—	148	—	148
Balance at December 31, 2024	4,662	16,616	53,580	74,858

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments (Continued)

(a) Equity investments using the measurement alternative

The Group’s investment in private companies without readily determinable fair value were accounted for using the measurement alternative method. The following table summarizes the total carrying value of the equity investments using the measurement alternative as of December 31, 2022, 2023 and 2024, respectively, including cumulative upward adjustments made to the initial cost basis of the securities:

Cumulative Results
RMB’000
Initial cost basis (i)	40,000
Upward adjustments (i)	18,464
Total carrying value at December 31, 2022	58,464
Initial cost basis	49,500
Upward adjustments (i)	18,464
Total carrying value at December 31, 2023	67,964
Initial cost basis (i)(ii)	31,730
Upward adjustments (i)	17,446
Impairment loss (i)	(44,514)
Total carrying value at December 31, 2024	4,662

(i) In March 2021, the Group and three other investors entered into an investment agreement with Beijing Sharetimes Technology Co., Ltd.(“Sharetimes”), which primarily engages in operating of virtual intellectual property license of a series of cartoon images of movie stars. Pursuant to this agreement, the Group acquired 1.64% equity interests in Sharetimes, with a consideration of RMB 30.0 million. The Group has no significant influence over Sharetimes. Pursuant to ASC 321-10-35-2, as the investment in Sharetimes lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. In May 2022, a re-measurement gain amounted to RMB 18.5 million has been made to the investment in Sharetimes according to the most recent transaction price which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer. For the year ended December 31, 2024, an impairment loss of RMB 44.5 million was recognized due to the liquidity difficulties encountered which led to the cease of Sharetimes’ operation.

(ii) In July 2024, the Group disposed an equity investment using the measurement alternative of RMB 15 million to the controlling shareholder with a cash consideration of RMB 1.5 million due to the significant liquidity difficulty of this investee, resulting in a disposal loss of RMB 13.5 million.

(b) Equity investments using the equity method

RMB 0.1 million income, RMB 0.5 million loss and RMB 3.7 million loss of the Group’s proportionate share of equity investee’s net income/(loss), were recognized in “Share of income/(loss) from equity method investments” for the years ended December 31, 2022, 2023 and 2024, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments (Continued)

(c) Investments accounted for at fair value

The following table shows the carrying amount and fair value of the investments accounted for at fair value:

		Gross	Gross
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Hangzhou Jialin (i)	40,000	—	—	40,000
Company A	5,000	—	—	5,000
Company B	10,000	—	—	10,000
Company C	8,470	—	—	8,470
Others	5,500	—	(2,500)	3,000
December 31,2022	68,970	—	(2,500)	66,470
Hangzhou Jialin (i)	40,000	964	—	40,964
Company A	5,000	—	(2,537)	2,463
Company B	10,000	—	(6,342)	3,658
Company C	8,470	103	—	8,573
Others	5,500	—	(2,767)	2,733
December 31, 2023	68,970	1,067	(11,646)	58,391
Hangzhou Jialin (i)	40,000	87	—	40,087
Company A	5,000	—	(3,551)	1,449
Company B	10,000	—	(10,000)	—
Company C	8,470	72	—	8,542
Others	5,500	502	(2,500)	3,502
December 31, 2024	68,970	661	(16,051)	53,580

The Group invested in the preferred shares of multiple private companies that provide the Group with redemption rights, the investment of which are accounted for at fair value. A loss of RMB 2.5 million, RMB 8.1 million and RMB 4.8 million resulted from the change in fair value were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2022, 2023 and 2024, respectively. Refer to Note 2(e) for the valuation approach and key inputs for the determination of the fair value of the Group’s investments accounted for at fair value.

(i) In March 2022, the Group acquired 7.273% equity interest in Hangzhou Jialin, as one of the investors in its round B financing. Hangzhou Jialin is a fresh produce supply chain solution provider in China. In connection with the transaction, the Company has transferred its 100% equity interest in Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”), a subsidiary of the Company which primarily provides interactive marketing dispense services, as consideration for the acquired 7.273% equity interest in Hangzhou Jialin. The fair value of equity interests of Hangzhou Jialin the Group acquired is RMB 40 million. The Group recognized a gain amounted to RMB 38 million arising from disposal of Dianqier for the year ended December 31, 2022. The fair value of the investment in Hangzhou Jialin was RMB 40 million, RMB 41 million and RMB 40 million as of December 31, 2022, 2023 and 2024. Nil, RMB 1 million fair value gain and RMB 0.9 million fair value loss of investment in Hangzhou Jialin were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2022, 2023 and 2024, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2023 and 2024:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

VAT payable	5,122	2,335
Enterprise income taxes payable	140	—
Withholding individual income taxes for employees	34	65
Others	644	248
Total	5,940	2,648

11. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2023 and 2024:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

Accrued professional fees	11,242	5,541
Accrued promotion fees	3,986	1,477
Payable for property, plant and equipment	2,604	178
Accrued office rental expense	463	503
Accrued employee welfare expense, meal and travel expense	1,535	1,427
Guarantee deposits	230	880
Withholding employees’ social insurance and housing fund	1,190	927
Others	3,902	4,170
Total	25,152	15,103

12.Borrowings

As of December 31, 2023 and 2024, the contractual maturities of the borrowings are all within one year.

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

Short-term bank loan	9,950	10,000
Total	9,950	10,000

In February 2023, Beijing Duoke entered into a RMB 9.95 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.95% and was guaranteed by certain subsidiary of the Group. RMB 9.95 million was scheduled to be paid off on February 15, 2024 according to the borrowing contract.

In February 2024, Beijing Dake entered into a RMB 6.00 million 366-day short-term borrowing contract with a bank at a fixed borrowing rate of 5.20% and was guaranteed by a subsidiary of the Group. RMB 6.00 million was scheduled to be paid off on February 21, 2025 according to the borrowing contract.

In February 2024, Beijing Duoke entered into a RMB 4.00 million 366-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.50% and was guaranteed by a subsidiary of the Group. RMB 4.00 million was scheduled to be paid off on February 21, 2025 according to the borrowing contract.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Leases

The Group has office space under non-cancelable operating lease agreements.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 are as follows:

	December 31,	December 31,
	2023	2024
	RMB‘000	RMB‘000
Operating lease right-of-use asset	34,454	18,606
Operating lease liabilities-current	(8,953)	(7,860)
Operating lease liabilities-non-current	(26,826)	(11,743)
Total operating lease liabilities	(35,779)	(19,603)
Weighted average remaining lease term	4.34 years	2.16 years
Weighted average discount rate	4.75%	4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) are as follows:

	December 31,	December 31,
	2023	2024
	RMB‘000	RMB‘000
Other information
Operating lease cost	12,617	9,024
Short-term lease cost	666	761
Total	13,283	9,785

A summary of supplemental cash flow information related to leases are as follows:

	December 31,	December 31,
	2023	2024
	RMB‘000	RMB‘000
Cash payments for operating leases	27,617	10,003
Right-of-use assets obtained in exchange for lease obligations	14,784	—

A summary of maturity of operating lease liabilities under the Group’s operating leases as of December 31, 2024 is as follows:

December 31,
2024
RMB‘000
2025	8,335
2026	8,258
2027	4,113
Total lease payment	20,706
Less: interest	(1,103)
Present value of operating lease liabilities	19,603

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

There were 907,346,745 and 96,082,700 Class A and Class B ordinary shares issued, respectively, as of December 31, 2024, and 889,303,377 Class A (excluding 17,428,425 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of awards granted under the 2019 Incentive Plan) and 96,082,700 Class B ordinary shares outstanding, respectively, as of December 31, 2024.

In addition, the outstanding ordinary shares included 27,507,989 and 27,507,989 share options under the 2019 incentive plan as of December 31, 2023 and 2024, which were deemed as ordinary shares from accounting’s perspective as they were granted on September 7, 2019 to replace vested restricted share units of the same amount under the 2014 and 2016 incentive plan, and those vested restricted share units had been deemed as ordinary shares previously. The details are set forth in Note 17 Share-based Compensation.

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

For the year ended December 31, 2022 through 2024, the Group had no additional treasury shares repurchased. A total of 19,027,882 treasury shares have been issued for the exercise of share-based awards with the remaining number of treasury shares under the share repurchase program amounting to 614,943.

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

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2020 through 2024 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2024.

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Current income tax expense/(credit)	361	(42)	64
Deferred taxation	—	—	—
Total	361	(42)	64

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as below:

	For the year ended December 31,
	2022	2023	2024
	%	%	%
Statutory EIT rate	25.00	25.00	25.00
Effect of non-deductible expenses/(gain) (1)	16.97	(1.87)	(0.18)
Tax incentives for research and development expense (2)	(49.14)	11.32	2.23
Tax incentives for wages of disabled staff	(0.16)	0.05	0.02
Preferential tax rate	(4.20)	0.62	0.19
Change in valuation allowance	2.52	(33.14)	(26.59)
Tax rate difference from statutory rate in other jurisdictions	10.44	(1.93)	(0.72)
Effective income tax rate	1.43	0.05	(0.05)
(1)	Primarily comprised of share-based compensation expenses/(gain) which are permanent differences.
(2)	According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2021 and January 1, 2022 to September 30, 2022. Under Chinese mainland regulations issued in September 2022 that were applicable from October 1, 2022 to December 31, 2024, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 200% of tax-deductible research and development expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income Taxes (Continued)

Composition of deferred tax assets and liabilities

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000
Deferred tax assets - non‑current:
—Net operating tax losses carry forwards	69,061	67,468
—Allowances of doubtful accounts	11,656	16,108
— Investment loss	1,747	7,263
—Others	—	2,550
Total deferred tax assets	82,464	93,389
Less: valuation allowance	(79,533)	(93,237)
Total deferred tax assets, net	2,931	152

Deferred tax liabilities - non‑current:
— Unrealized investment gain	(2,931)	(152)
Total deferred tax liabilities	(2,931)	(152)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, retained earnings, existence of taxable temporary differences and reversal periods.

As of December 31, 2024, the group has incurred accumulated tax losses of RMB 417 million, increased from RMB 408 million as of December 31, 2023. The tax losses of the Group expire over different times intervals depending on local jurisdiction. As Beijing Duoke is recognized as HNTE, according to tax legislation released in 2018, the expiration year for tax losses has been extended from five years to ten years. Of these net tax losses carryforwards, RMB 54 million, RMB 53 million, RMB 51 million, RMB 28 million and RMB 231 million will expire in 2025, 2026, 2027,2028 and after 2028, respectively, if not utilized. As of December 31, 2024, the Group has provided valuation allowance for the deferred tax assets amounted to RMB 93 million as the Group believes that it is more likely than not that such net accumulated tax losses and deductible temporary differences will not be utilized in the future.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation

2019 Incentive Plan

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000, 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 incentive plan adopted by the Group before the Reorganization set forth in Note 1 (b) were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 incentive plan is expected to receive corresponding grants with similar terms except for the exercise price of US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of the 2014 and 2016 incentive plans accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (s) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company granted 3,167,881, 875,004 and 84,256 share options for the years ended December 31, 2022, 2023 and 2024, respectively, to certain directors and senior management.

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

The Company uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated with the following assumptions:

	For the year ended December 31,
	2022	2023	2024
Expected volatility	51.97%	53.06%	53.87%
Expected dividend yield	—	—	—
Contractual term (in year)	10	10	10
Risk-free interest rate	3.57%	3.77%	4.22%

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation (Continued)

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2022,2023 and 2024:

		Weighted		Weighted average
		average exercise	Aggregate intrinsic	remaining
	Number of	price US$ per	value	contractual
	shares	share	US$	years
Outstanding at December 31, 2021	94,830,430	0.0001	4,324,268	8.44
Granted during the year	3,167,881	0.0001	—	—
Exercised during the year	(2,107,600)	0.0001	—	—
Forfeited / Cancelled during the year	(1,861,733)	0.0001	—	—
Outstanding at December 31, 2022	94,028,978	0.0001	3,881,516	7.53
Granted during the year	875,004	0.0001	—	—
Exercised during the year	(674,082)	0.0001	—	—
Forfeited during the year	(5,074,304)	0.0001	—	—
Outstanding at December 31, 2023	89,155,596	0.0001	1,997,085	6.62
Granted during the year	84,256	0.0001	—	—
Exercised during the year	(10,243,525)	0.0001	—	—
Forfeited during the year	(3,221,189)	0.0001	—	—
Outstanding at December 31, 2024	75,775,138	0.0001	477,368	5.62
Exercisable at December 31, 2024	71,244,501

The weighted average grant date fair value of share options granted for the years ended December 31, 2022, 2023 and 2024 were RMB 0.26, RMB 0.27 and RMB 0.11, respectively. For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized for share options granted were expenses RMB 13.88 million, expenses RMB 4.67 million and gain RMB 0.18 million, respectively. 2,107,600, 674,082 and 10,243,525 share options granted were exercised for the years ended December 31, 2022, 2023 and 2024, respectively. The gain was primarily attributable to the reversal of SBC expenses resulting from strategic workforce realignment.

As mentioned above, certain vested restricted share units under the 2014 and 2016 incentive plans have been replaced by the same amount of share options (“Replacement Share Options”) granted on September 7, 2019 under the 2019 Incentive Plan, which were vested immediately upon the grant. Before the modification, those vested restricted share units were deemed as ordinary shares from the accounting’s perspective. As a result, the corresponding Replacement Share Options were continuously deemed as ordinary shares in the consolidated statements of changes in shareholders’ equity, as they had no vesting conditions or contingencies upon the grant and were issuable for little to no consideration. Options subsequently granted under the 2019 Incentive Plan, regardless vested or not, were viewed as options until they are exercised. Among the 2,107,600, 674,082 and 10,243,525 share options legally exercised in 2022,2023 and 2024, there were nil, nil and nil shares Replacement Share Options included.

As of December 31, 2024, the unrecognized share-based compensation expense related to unvested share options granted was RMB 0.34 million. Total unrecognized share-based compensation expenses is expected to be recognized over a weighted average period of 0.58 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 18,740,479 as of December 31, 2024.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Basic and Diluted Net Income/(Loss) Per Share

Basic and diluted net income/(loss) per share for the years ended December 31, 2022, 2023 and 2024 have been calculated in accordance with ASC 260 as follows:

	For the years ended
	December 31,
	2022	2023	2024
Net income/(loss) per ordinary share – basic:
Numerator (RMB’000):
Net income/(loss) attributable to 36Kr Holdings Inc.	22,637	(89,247)	(140,787)
Net (income)/loss attributable to non-controlling interests	(694)	(733)	4,160
Net income/(loss) attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	21,943	(89,980)	(136,627)
Denominator:
Weighted average number of ordinary shares outstanding	1,034,547,219	1,043,057,081	1,054,310,601
Denominator used in computing net income/(loss) per share - basic	1,034,547,219	1,043,057,081	1,054,310,601
Net income/(loss) per ordinary share: - basic (RMB)	0.021	(0.086)	(0.130)

Net income/(loss) per ordinary share - diluted:
Numerator (RMB’000):
Net income/(loss) attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	21,943	(89,980)	(136,627)
Net income/(loss) attributable to ordinary shareholders - diluted	21,943	(89,980)	(136,627)
Denominator:
Denominator used in computing net income/(loss) per share - basic	1,034,547,219	1,043,057,081	1,054,310,601
Denominator used in computing net income/(loss) per share - diluted	1,034,547,219	1,043,057,081	1,054,310,601
Net income/(loss) per ordinary share – diluted (RMB)	0.021	(0.086)	(0.130)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2022, 2023 and 2024, there are no anti-dilutive effects that should be excluded from the computation of diluted loss per share.

On October 3, 2024, the Company effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing twenty-five Class A ordinary shares to a new ratio of one ADS representing five hundred Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Commitments and Contingencies

(a) Commitments

Operating lease commitments

The Group leases offices under non-cancelable operating lease agreements. Future minimum lease payments under these non-cancelable operating lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 13.

Capital and other commitments

The Group has capital commitments of RMB 7.7 million as of December 31, 2024 and the Group did not have other commitments as of December 31, 2024.

(b) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2024, there are not major legal or administrative proceedings individually and in the aggregate, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

20. Related Party Transactions

In 2022, 2023 and 2024, the Group earned revenue for providing advertising and enterprise value-added services to Beijing Sanke Information Technology Co., Ltd.(“Beijing Sanke”), an associate of the Group, amounted to approximately RMB 0.3 million RMB 1.0 million and RMB 0.08 million, respectively. As of December 31, 2022,2023 and 2024, the amount due from Beijing Sanke were RMB 0.2 million, RMB 0.05 million and RMB 0.04 million,respectively.

In 2022, 2023 and 2024, the Group purchased video production services from Shanghai Xuanke, an associate of the Group, amounted to RMB 0.3 million, RMB 49 thousand and RMB 0.5 million, respectively. As of December 31, 2022, 2023 and 2024, the amount due to Shanghai Xuanke were RMB 20 thousand, RMB 0.2 million and RMB 0.3 million, respectively. In 2021, the Group offered a short-term loan to Shanghai Xuanke, amounted to RMB 2.0 million, which has been paid off in 2022. In 2021 and 2022, the interest income generated from the short-term loan were RMB 47 thousand and RMB 3 thousand, respectively.

In 2022, 2023 and 2024, the Group purchased overseas promotion services from Jijingzhiyu, an associate of the Group, amounted to RMB 0.4 million, RMB 0.1 million and RMB 0.4 million, respectively. As of December 31, 2022, 2023 and 2024, the amount due to Jijingzhiyu were RMB 0.3 million, 99 thousand and RMB 0.4 million, respectively.

In 2024, the Group invested RMB 3.95 million to Wenzhou Qingke No.1 Venture Capital Partnership Enterprise (Limited Partnership) (“Wenzhou Qingke”) to acquire 79% equity interests of Wenzhou Qingke, which the Group recognized as equity investments using the equity method. In October 2024, the Group partially disposed 41,139 shares of Sharetimes to Wenzhou Qingke with a cash consideration of RMB 3.95 million.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 150.00 million and RMB 123.33 million as of December 31, 2023 and 2024, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2022, 2023 and 2024.

22. Segment Information

ASC 280 “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas and business segments. The Group use the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation resources and assessing performance.

The CODM has been identified as its Chief Executive Officer, who reviews the consolidated results when making decision about allocating resources and assessing performance of the Group as a whole. Hence, the Group’s determined that it has only one operating segment and therefore one reportable segment, as defined by ASC 280.

The segment derives revenue from customers by providing online advertising services, enterprise value-added services and subscription services. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on consolidated balance sheets as total assets, and the CODM assesses performance and determines resource allocation for the one operating segment based on the net income/(loss) that also is reported on consolidated statements of comprehensive income/(Loss) as consolidated net income/(loss). Significant expenses within net income/(loss) include cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, which each are separately presented on the consolidated statements of comprehensive income/(loss). Stock-based compensation expense is also an expense within net income/(loss). Refer to Note 17. Share-based Compensation for additional information about the Company’s share-based compensation expense. Other segment items include other income/(expenses), income tax (expenses)/credit on the consolidated statements of comprehensive income/(loss).

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s consolidated statements of comprehensive income/(loss) and uses net income/(loss) to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Segment Information (Continued)

Since the Group has only one operating segment, it does not have intra-segment sales or transfers.

The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

23. Subsequent Event

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

24. Condensed Financial Information of the Company

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Condensed Financial Information of the Company (Continued)

The Company did not have significant capital and other commitments or guarantees as of December 31, 2024.

Condensed Balance Sheet

	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	9,683	10,936
Short-term investment	10,624	—
Amount due from inter-company entities	527	535
Receivables due from related parties	54	54
Prepayments and other current assets	159	74
Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	254,474	131,416
Total assets	275,521	143,015
Current liabilities:
Amount due to inter-company entities	19,448	21,878
Accrued liabilities and other payables	4,096	3,124
Total liabilities	23,544	25,002
Commitments and Contingencies (Note 19)
Shareholders’ equity：
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 896,488,277 shares outstanding as of December 31, 2023; 4,903,917,300 shares authorized, 907,346,745 shares issued and 906,731,802 shares outstanding as of December 31, 2024)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	66	66
Additional paid-in capital	2,064,264	2,057,363
Treasury stock (US$ 0.0001 par value; 13,419,936 shares and 3,176,411 shares as of December 31, 2023 and 2024, respectively)	(11,502)	(2,865)
Accumulated deficit	(1,796,189)	(1,932,258)
Accumulated other comprehensive loss	(5,290)	(4,921)
Total 36Kr Holdings Inc.’s shareholders’ equity	251,977	118,013
Total liabilities and shareholders’ equity	275,521	143,015

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Condensed Financial Information of the Company (Continued)

Condensed Statement of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Operating expenses:
General and administrative expenses	(11,602)	(7,832)	(5,014)
Total operating expenses	(11,602)	(7,832)	(5,014)
Loss from operations	(11,602)	(7,832)	(5,014)
Other income/(expenses):
Share of income/(loss) from subsidiaries, VIE and subsidiaries of VIE	31,888	(83,098)	(132,654)
Interest income	368	432	661
Interest expense	(189)	(12)	(24)
Others, net	1,478	530	404
Income/(loss) before income tax	21,943	(89,980)	(136,627)
Income tax expenses	—	—	—
Net income/(loss)	21,943	(89,980)	(136,627)
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	21,943	(89,980)	(136,627)

Condensed Statement of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(12,381)	(4,078)	(10,288)
Net cash used in investing activities	—	(10,624)	10,624
Net cash provided by/(used in) financing activities	—	—	—
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	3,913	1,020	917
Net (decrease)/ increase in cash and cash equivalents	(8,468)	(13,682)	1,253
Cash and cash equivalents at beginning of the year	31,833	23,365	9,683
Cash and cash equivalents at end of the year	23,365	9,683	10,936