Form 20-F
period 2025-12-31
36Kr Holdings Inc.
filed 2026-04-23
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 986,905,077 ordinary shares, comprised of 890,822,377 Class A ordinary shares, par value US$0.0001 per share, 41,124,300 Class B ordinary shares, par value US$0.0001 per share, and 54,958,400 Class C ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Yes ☐                   No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, each representing 500 of our Class A ordinary shares;
●	“Beijing Dake” refers to Beijing Dake Information Technology Co., Ltd, incorporated in the PRC on June 25, 2019;
●	“Beijing Duoke”, “variable interest entity” or “VIE” refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December 2016;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refer to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Taiwan, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“Class C ordinary shares” refers to our Class C ordinary shares of par value US$0.0001 per share;
●	“KOL” refers to key opinion leader;
●	“New Economy” refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models;
●	“New Economy companies” refers to companies driven by cutting-edge technology and innovative business models;
●	“New Economy participants” refers to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy;
●	“ordinary shares” as of the date hereof refers to our Class A ordinary shares of par value US$0.0001 per share, Class B ordinary shares of par value US$0.0001 per share and Class C ordinary shares of par value US$0.0001 per share;
●	“PRC subsidiaries” refer to Tianjin Duoke and Beijing Dake, in the context of describing of their activities;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“Shanghai Haike” refers to Shanghai Haike Information Technology Co. Ltd., a company incorporated in the PRC in July 2020.
●	“Tianjin Duoke” refers to Tianjin Duoke Investment Co., Ltd., incorporated in the PRC On May 21, 2019;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“36Kr”, “we,” “us,” “our company,” and “our,” refer, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing its consolidated financial information, business operations and operating data, the VIE (or, where the context requires, its predecessors).

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Our corporate structure involves unique risks to investors in the ADSs. In 2024 and 2025, the amount of revenues generated by the VIE accounted for 100% and 100%, respectively, of our total net revenues. As of December 31, 2024 and 2025, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 92% and 77% of our consolidated total assets as of the same dates, respectively. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, significantly affect our ability to consolidate the financial results of the VIE and the financial performance of our company as a whole. The ADSs may decline in value or become worthless if we are unable to effectively enforce our contractual control rights over the assets and operations of the VIE that conduct a significant portion of our business in China. See “Item 3. Key Information-3.D. Risk Factor-Risks Related to Our Corporate Structure” for detailed discussion.

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

Risks Related to Our Business and Industry

●	Due to the rapidly evolving market in which we operate, it is difficult to evaluate our business. We cannot guarantee historical performance is indicative of future results of operations. For details, see page 4 of this annual report.
●	We are subject to risks associated with operating in the rapidly evolving New Economy sectors. For details, see page 5 of this annual report.
●	The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business. For details, see page 5 of this annual report.
●	If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected. For details, see page 5 of this annual report.
●	We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit. For details, see page 6 of this annual report.
●	Our business could suffer if we are unable to retain or hire quality in-house writers and editors. For details, see page 6 of this annual report.
●	Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations. For details, see page 6 of this annual report.

●	Our business, prospects and financial results may be affected by our relationship with third-party platforms. For details, see page 6 of this annual report.
●	If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 6 of this annual report.
●	If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected. For details, see page 7 of this annual report.
●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. For details, see page 7 of this annual report.

Risks Related to Our Corporate Structure

●	There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIE. For details, see page 20 of this annual report.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 21 of this annual report.
●	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business. For details, see page 24 of this annual report.

Risks Related to Doing Business in China

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of the ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs. For details, see page 22 of this annual report.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 24 of this annual report.
●	The enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect us. For details, see page 26 of this annual report.
●	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 26 of this annual report.
●	Certain judgments obtained against us by our shareholders may not be enforceable in China. For details, see page 27 of this annual report.
●	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For details, see page 27 of this annual report.

Risks Related to the ADSs

●	We believe that we were likely a passive foreign investment company (“PFIC”) for 2025, and due to the current trading prices of the ADSs there is a significant risk that we will be a PFIC for 2026 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares. For details, see page 42 of this annual report.
●	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist the ADSs, the delisting would adversely affect the market liquidity of the ADSs and the market price of the ADSs could decrease. For details, see page 36 of this annual report.
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 35 of this annual report.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 36 of this annual report.
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. For details, see page 37 of this annual report.
●	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page 37 of this annual report.

Risks Related to Our Business and Industry

Due to the rapidly evolving market in which we operate, it is difficult to evaluate our business. We cannot guarantee historical performance is indicative of future results of operations.

We commenced our operations as a stand-alone company when we were incorporated by Beijing Xieli Zhucheng Finance Information Service Co., Ltd., or Xieli Zhucheng, in December 2016. Since then we have achieved rapid growth in terms of user traffic, customer base and revenues. However, due to the rapidly evolving market in which we operate, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that the companies in the evolving market in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

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

In addition, negative publicity about us, our services, operations and our management may adversely affect our reputation and business. We have received negative publicity from time to time, including negative Internet and blog postings about our company, our business, our management, our services or our affiliates. Certain of such negative publicity may come from malicious harassment or unfair competition acts by third parties. Our brand and reputation may be materially and adversely affected, which in turn may cause us to lose market share, users, customers and other third parties we conduct business with. As a result, our results of operations and financial performance may be negatively affected.

If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected.

We have experienced significant user growth over the past several years. Our success depends on our ability to generate sufficient user traffic on our platform through the provision of high-quality New Economy-focused content. To attract and retain users, we need to further enrich our content by producing and sourcing new high-quality content in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to prevailing content formats, changing user preferences, and development in New Economy market trends. If we fail to cater to the needs and preferences of our users or deliver high-quality content in an efficient manner, we may suffer from reduced user traffic. In addition, if our valuable users no longer contribute their opinions or comments or other forms of interactive content to our platform, we may experience a decrease in the number of users or level of user engagement. At the same time, spam or excessive advertising could impact user experience on our platform, which could damage our reputation and deter visits to our platform. If we are unable to grow our user base or increase user engagement, our platform will become less attractive to potential customers, especially online advertising services customers. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit.

We currently generate a majority of our revenues from online advertising services and enterprise value-added services. Nevertheless, we have been diversifying and may further diversify our monetization channels by introducing new services, including services with which we have limited or no prior experience. We have been expanding our comprehensive enterprise value-added service offerings to meet various demands of our customers. We cannot assure you that any of our newly launched services will successfully achieve wide market acceptance, increase the penetration of our addressable market or generate revenues or profit. If our business initiatives fail to enhance our monetization abilities, we may not be able to maintain or increase our revenues or recover any associated costs, and our business and operating results may suffer as a result.

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

In addition, we operate discussion forums, blogs, comment section and user survey for our users to interact on our platform, such as expressing opinions, posting comments and discussing with each other, and thereby generating our user interactive content. We have implemented an efficient and thorough content screening and monitoring mechanism which involves both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively.

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

We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 70.2%, 78.2% and 78.8% of our total revenues in 2023, 2024 and 2025, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising services customers in the future or maintain or increase the pricing of online advertising services. For instance, if our online advertising services customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising services customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising services customers’ advertisements on our platform. As a result, we may lose our online advertising services customers or be forced to reduce our pricing as our customers’ advertising becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising services customers determine that their advertising expenditure on our platform does not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreements with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities. In addition, if our customers are unable to pay us in a timely manner or any failure in managing such credit risk may adversely affect our liquidity and cash flows, which in turn has an adverse effect on our business operations and financial condition.

Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (i) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (ii) implement technical measures to monitor and record network operation status and cybersecurity incidents, (iii) implement data security measures such as data classification, backups and encryption, and (iv) submit for cybersecurity review under certain circumstances.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.

On December 28, 2021, the Cyberspace Administration of China, together with several other PRC governmental authorities, jointly published the Measures for Cybersecurity Review, with effect from February 15, 2022. Pursuant to these measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review.

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in effect in material aspects. We have been taking, and will continue to take, reasonable measures to comply with such laws, regulations, announcement, provisions and inspection requirements. However, the interpretation and application of these cybersecurity laws, regulations and standards are evolving. We cannot assure you that governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

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

In addition, the PRC regulatory authorities have taken steps to strengthen the regulation on cybersecurity and data protection. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective on September 1, 2021. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. In addition, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before conducting any public offering in a foreign country. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On December 31, 2021, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website, effective on March 1, 2022. These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of key information infrastructure and the security of personal information protection. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulation on Cybersecurity and Censorship” for details on regulations over data protection and privacy in the PRC.

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcements, provisions and inspection requirements; however, as such laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcements and provisions and future regulations, laws and policies, we could incur additional expenses.

The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. In addition, the direct shareholders of the VIE are PRC incorporated entities rather than PRC individuals. Therefore, the upward ownership structure and ultimate beneficial parties of such shareholders may vary from time to time, and we or the VIE may not be informed or aware of such variations. If any such change results in direct or indirect foreign stake in any of the shareholders of the VIE, the VIE may not be eligible for maintaining certain existing licenses to operate business where foreign investment is prohibited or restricted.

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

In addition, according to the Provisions for the Administration of Internet News Information Services, those that apply for a license for Internet news information collecting, editing and publishing services shall be news agencies (including the entities held thereby) or the entities under the charge of news publicity authorities. Internet news information services providers should separate their news collection and editing services from other operational businesses and non-state-owned capitals shall not engage in services of collecting and editing Internet news information. We are not a news agency or a state-owned entity engaging in services of collecting and editing Internet news information. As such, we may not be permitted to collect and edit Internet news information. As a result, the CAC or its applicable office at the provincial level may, at its sole discretion, order us to cease relevant operations, and impose a fine of more than RMB10,000 and less than RMB30,000; where a crime is constituted, it shall be subject to criminal liabilities.

We plan to apply for the Internet news information license from the CAC through the VIE when it is feasible to do so. As advised by our PRC legal advisor, current requirements for applying the Internet news information license include, among others, having a state-owned shareholder. As of the date of this annual report, we are not eligible to apply for such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible to apply for the Internet news information license. However, even if we are eligible to apply, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business, and our results of operations and financial condition could be materially and adversely affected. As of the date of this annual report, we are not in the process of applying for the Internet news information license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant government authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions were issued. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Internet Audio-visual Program Services.”

We provide our content in various formats, including audio and video, on our platform and several third party’s platforms. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. As advised by our PRC legal advisor, current requirements for applying the Internet audio-visual program transmission license include, among others, being a state-owned or a state-controlled entity. As of the date of this annual report, we are not eligible to apply for such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible for applying the Internet audio-visual program transmission license. We plan to apply for the Internet audio-visual program transmission license when it is feasible to do so. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this annual report, we are not in the process of applying for the Internet audio-visual program transmission license, and we have not received any notice of warning or been subject to any material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations into suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect on March 10, 2016, and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under these rules, providers of online publications are required to hold an Internet publishing license. However, uncertainty remains regarding the interpretation of relevant concepts, including “online publications” under the current PRC laws and regulations. Although we have not been required by the General Administration of Press and Publication or other relevant authorities to obtain the Internet publishing license as of the date of this annual report, we may face further scrutiny by such authorities, and they may require us to apply for such license or subject us to penalties. In addition, cooperation between Internet publishing services providers and wholly foreign-owned enterprises, Sino-foreign equity joint ventures, or Sino-foreign cooperative enterprises within China or overseas organizations or individuals engaging in Internet publishing business shall be subject to examination and approval by the General Administration of Press and Publication in advance. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Internet Publishing.”

If the provision of our in-house-generated content, in the forms of articles, pictures, audio and video clips, on our online platform is considered “online publishing”, we may be required to obtain the Internet publishing license. If the relevant regulatory authorities find our operations without an Internet publishing license to be in violation of the applicable laws and regulations, such regulatory authorities may order us to cease relevant operations or close our platform or confiscate the devices we used for such operations. If our revenue from such violation is less than RMB10,000, the relevant regulatory authorities may impose a fine of less than RMB50,000. If our revenue from such violation is RMB10,000 or above, such regulatory authorities may impose a fine equivalent to five to ten times of our revenue from the violation. In addition to the administrative penalties, our operation without the Internet publishing license may also subject us to civil and criminal liabilities.

We are planning to apply for the Internet publishing license for our business operation, and we have been continuously communicating with the competent authorities and will apply for it when it is feasible to do so. As advised by our PRC legal advisor, current requirements for applying the Internet publishing license include, among others, having a certain number of employees with technical and vocational qualifications for the profession of publishing and other related professions as approved by the SAPPRFT. As of the date of this annual report, we are not eligible to apply for such license. We cannot predict when we can be eligible, or when such requirements will be eased so that we can be eligible to apply for the Internet publishing license. However, even if we are eligible to apply, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this annual report, we are not in the process of applying for the Internet publishing license as our employees are still in the process of obtaining the requisite qualifications and we cannot predict when such qualifications will be obtained. In addition, we have not received any notice of warning or been subject to material administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the license, which have had a material adverse impact on our business. However, we cannot assure you that we will not be subject to any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Advertisements on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed, and approval has been obtained from competent government authorities. To fulfill these monitoring functions, we typically include clauses in our online advertising contracts requiring that all advertising content provided by online advertising services customers must comply with relevant laws and regulations. Under PRC law, we may have claims against online advertising services customers for all damage caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our online advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC regulatory authorities may force us to terminate our online advertising operation or revoke our licenses. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Online Advertising Services.”

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

We have incurred expenses on a variety of marketing and branding activities. In 2023, 2024 and 2025, we incurred RMB127.5 million, RMB82.6 million, and RMB66.4 million (US$9.5 million) in sales and marketing expenses, accounting for 37.5%, 35.7% and 29.1% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact on our business operations and financial performance.

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

The use of generative AI may involve complex intellectual property issues. As the applicable laws and regulations in mainland China are still evolving and subject to further interpretation and implementation, AI-generated content could lead to copyright and other legal disputes, which could undermine the effectiveness of AI and subject us to liabilities and potential reputational harm. Although we believe that we have taken necessary measures according to the applicable laws, we cannot guarantee that we will always meet the regulatory requirements. If we fail to meet legal and regulatory requirements, we may be subject to penalties.

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

We rely on our diversified distribution channels to deliver our content to users in a cost-effective and timely manner. Specifically, we collaborate with established overseas and local media companies in setting up overseas and local stations. On the one hand, we face risks associated with expanding into new regions and markets in which we have limited or no experience and in which our brand may be less known. We may be unable to attract a sufficient number of users and other participants through our overseas and local stations. We may face fierce competition from overseas and local markets or other difficulties in operating effectively in these new markets. On the other hand, our international expansion and local penetration will also expose us to risks such as increased demands on management, operational and financial resources, different regulatory compliance requirements and exchange rate fluctuations, among others. One or more of these factors could adversely impact our international and local operations. Accordingly, any efforts we make to expand our international and local operations may not be successful.

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

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB122.2 million in 2023, net cash used in operating activities of RMB33.0 million in 2024, and net cash provided by operating activities of RMB19.0 million (US$2.7 million) in 2025. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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

Accounts receivables are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flow, which in turn has a material adverse effect on our business operations and financial results.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continued and collaborative efforts of our senior management. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees join a competitor or forms a competing business, we may lose crucial business secrets, technological know-hows, customers and other valuable resources.

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

While our content screening and monitoring mechanism screens are content for potential copyright infringements, we may not be able to identify all instances of copyright infringement, especially those arising from professional content we source from third parties. For example, content providers may submit copyrighted content that they have no right to distribute. In the event we deliver content that violates the copyrights of a third party, we may be required to pay damages to compensate such third party. In addition, our platform allows our users to voice their opinions, express their views, discuss with each other and provide feedback on our content. Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to post any content that is illegal, obscene or may otherwise violate generally accepted codes of ethics. We have also implemented automated and manual reviews of the content on our platform. However, there is no assurance that we can identify and remove all potentially infringing content uploaded by our users. As a result, our business, results of operations and financial condition could be materially and adversely affected.

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

We may from time to time become a party to various litigations, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. We may also get involved in legal disputes, claims or litigation in connection with our major corporate actions. For example, in connection with our reorganization in August 2019, shareholders of Xieli Zhucheng are entitled to designate an entity to subscribe for and/or receive shares of our company reflecting their respective indirect ownership percentages in the VIE before completion of the reorganization. A certain shareholder of Xieli Zhucheng, however, has not officially responded to Xieli Zhucheng’s request for such designation. As such, Xieli Zhucheng designated an offshore entity to hold the shares that such shareholders are entitled to receive in the reorganization, which represents approximately 1.5% of our total outstanding shares as of the date of this annual report, pending further instructions from such shareholders. We cannot assure you, however, that such shareholder will be satisfied with such arrangement or will not file any claim or lawsuit against Xieli Zhucheng or us to claim for damages or even challenge the validity of the reorganization and our contractual arrangements with the VIE.

We cannot predict the outcome of any litigation, legal disputes, claims or administrative proceedings. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and effort in these lawsuits. Negative publicity relating to litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

As the number of our users increases and as we continue to diversify into new content formats, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our platform or we are not able to make information available rapidly on our platform, or at all, users may become frustrated and seek other channels for their New Economy-focused content and may not return to our platform or use our platform as often in the future, or at all. This would negatively impact our ability to attract users and maintain high level of user engagement as well as our ability to attract online advertising services customers.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication services providers to provide us with data communications capacity. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications services providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications services providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline, and our business may be harmed.

Privacy concerns relating to our services and the use of user information could damage our reputation, deter current and potential users and customers from using our services and negatively impact on our business.

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

Any systems failure or compromise of our security that results in unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base.

New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which are often uncertain and in flux, may be inconsistent with our practices. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Privacy Protection.”

If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.

Our services involve the storage and transmission of users’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. Our user data is encrypted and saved on cloud-based servers, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. Upon security breach, our technical team will be notified immediately and diagnose and solve the technical problems. As of the date of this annual report, we have not experienced any material incidents of security breach.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our user accounts or redirect our user traffic to other websites. Functions that facilitate interactivity with other mobile applications, which among other things allow users to log into our platform using their accounts or identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users’ data or accounts or may otherwise obtain access to such data or accounts. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our services that could have an adverse effect on our business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, results of operations and financial condition.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

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

Xieli Zhucheng adopted a share incentive plan in 2014, or the 2014 Share Incentive Plan and Beijing Duoke adopted a share incentive plan in December 2016, or the 2016 Share Incentive Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. In June 2021, we amended the 2019 Incentive Plan with the approval of the board of directors, pursuant to which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 162,186,000. In March 2026, we amended the 2019 Incentive Plan with the approval of the board of directors, pursuant to which the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 295,556,000. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

In 2023, 2024 and 2025, we recorded expenses RMB4.7 million, gains RMB0.2 million and expenses RMB13.4 thousand(US$1.9 thousand), respectively, in share-based compensation expenses. We believe the granting of share-based awards is significant for us to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, severe acute respiratory syndrome, SARS, COVID-19 or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having abovementioned or any other contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIE.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (the “Negative List 2024”) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial Internet content provider or other value-added telecommunication services provider other than an e-commerce services provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2022 Revision) requires that the major foreign investor in a value-added telecommunication services provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in Internet dissemination, Internet content provision, Internet news information services, online publishing businesses, certain Internet culture businesses, Internet audio-visual programs businesses and production and operation of radio and television programs. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Foreign Investment Law”

We are a Cayman Islands company and our subsidiary in China is currently considered a foreign-invested enterprise. Accordingly, in practice, our PRC subsidiary is not eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIE and its subsidiaries. Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with the VIE and its shareholders, which enables us to be considered as the primary beneficiary of the VIE for accounting purposes. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Beijing Duoke.”

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

Shareholders holding 99% of the registered share capital of the VIE are affiliated with our Company or affiliated with certain shareholders of the Company. Particularly, Tianjin Zhanggongzi Technology Partnership (L.P.) controlled by Mr. Liu Chengcheng, the Founder and a shareholder of the Company, owns 61.56% of equity interest of the VIE, Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 23.08% of equity interest of the VIE, and Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), an affiliate of one our existing shareholders, owns 14.36% of equity interest of the VIE. The enforceability of the contractual agreements between us, the VIE and its shareholders, depends to a large extent upon whether the VIE and its shareholders will fulfil these contractual agreements. Their interest in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through litigation in China. Accordingly, these agreements would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected.

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

In addition, on December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures. Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies with a VIE structure.

On February 17, 2023, the CSRC published the Interim Administrative Measures on Overseas Securities Offering and Listing by the Domestic Enterprises (CSRC Announcement [2022] No. 43) (the “Overseas Listing Measures”), which became effective on March 31, 2023. Under the Overseas Listing Measures, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Overseas Listing Measures state that any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirements within three business days after the completion of the offering. Therefore, any of our future offerings and listing of our securities in an overseas market may be subject to the filing requirements under the Overseas Listing Measures. In connection with the Overseas Listing Measures, on February 17, 2023, the CSRC also published the Notice on the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by the Domestic Enterprises (the “Notice on Overseas Listing Measures”). According to the Notice on Overseas Listing Measures, issuers that have already been listed in an overseas market by March 31, 2023, the date the Overseas Listing Measures will become effective, are not required to make any immediate filing and are only required to comply with the filing requirements under the Overseas Listing Measures when it consequently seeks to conduct a follow-on offering.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact on the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislation prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

We rely on contractual arrangements with the VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company-4.C. Organizational Structure-Contractual Arrangements with Beijing Duoke.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIE and its subsidiaries constituted substantially all of our revenues in 2023, 2024 and 2025.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we expect to rely on the performance by the VIE and its shareholders of their respective obligations under the contracts. The shareholders of the VIE may not act in the best interests of our company or may not fulfil their obligations under these contracts. Such risks will exist throughout the period in which we operate our business through the contractual arrangements with the VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings. See “-Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected. See “-Risks Related to Doing Business in China-There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIE.”

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

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company, or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

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

In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. For example, Beijing Duoke is recognized as “High-New Technology Enterprise” (“HNTE”) and is eligible for a 15% preferential tax rate effective through 2023, 2024, and 2025, upon the completion of its filings with the relevant tax authorities. However, the qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. There can be no assurance that we will enjoy such preferential tax treatment in the future. Without such preferential tax treatment, we may incur more tax expense, and our operating results could be adversely affected.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our fourth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is fifteen (15) days. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Certain of our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders.

Dagang Feng, our chief executive officer and the chairman of our board of directors, holds approximately 89.0% voting power as of the date of this annual report, including his sole voting power and the shared voting power resulting from an acting-in-concert agreement entered into in September 2019. For more information, see “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.” Accordingly, Mr. Feng will have the ability to control the outcome of matters submitted to our shareholders for approval, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. The voting control of Mr. Feng will limit the ability of other shareholders to influence corporate activities and, as a result, we may take actions that shareholders other than Mr. Feng do not view as beneficial. As a shareholder, even a controlling shareholder, Mr. Feng is entitled to exercise his voting power in his own interests, which may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, because Mr. Feng controls a majority of our voting stock, he may pursue corporate opportunities independent of us.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 25 votes and each Class C ordinary share is entitled to 100 votes. Each Class B or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. However, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares. Furthermore, our Class C ordinary shares will not be automatically converted into Class A ordinary shares upon any sale, transfer, assignment or disposition to a person or entity which is not an Affiliate of the holder. Class A ordinary shares are not convertible into Class B or Class C ordinary shares under any circumstances.

As of the date of this annual report, Palopo Holding Limited, an entity wholly owned by Dagang Feng, beneficially owns all of our issued and outstanding Class C ordinary shares. These Class C ordinary shares constituted approximately 5.5% of our total issued and outstanding share capital and 74.1% of the aggregate voting power of our total issued and outstanding share capital.

As of the date of this annual report, 36Kr Heros Holding Limited, an entity wholly owned by Chengcheng Liu, beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constituted approximately 4.1% of our total issued and outstanding share capital and 13.9% of the aggregate voting power of our total issued and outstanding share capital.

As a result of this dual-class share structure, the holders of our Class B and Class C ordinary shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B and Class C ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. Notably, because our Class C ordinary shares do not automatically convert into Class A ordinary shares upon transfer to a non-affiliate, the high-vote feature of these shares may be preserved even if the current holder sells or transfers their interest to a third party. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, future issuances of Class B or Class C ordinary shares may be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected. Furthermore, the conversion of Class B and Class C ordinary shares to Class A ordinary shares over time, while increasing the absolute voting power of holders of our Class A ordinary shares, may have the effect of increasing the relative voting power of the holders of Class B and Class C ordinary shares who retain their shares in the long term. As a result, the relative voting power of holders of Class A ordinary share may remain limited for a significant period of time.

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

The difference in the voting rights of our Class A ordinary share, Class B ordinary share and Class C ordinary share may harm the value and liquidity of our Class A ordinary share.

The difference in the voting rights of our Class A ordinary share, Class B ordinary share and Class C ordinary share could harm the value of our Class A ordinary share to the extent that any investor or potential future purchaser of our Class A ordinary share ascribes value to the right of holders of our Class B ordinary share to 25 votes per share and the right of holders of our Class C ordinary share to 100 votes per share. The existence of our dual-class share structure could also result in less liquidity for our Class A ordinary share than if there were only one class of our ordinary share.

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

We believe that we were likely a passive foreign investment company (“PFIC”) for 2025 if the value of our assets is determined by reference to our market capitalization, and due to the current trading prices of the ADSs there is a significant risk that we will be a PFIC for 2026 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, certain royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active assets to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets, in addition to other active assets. We have not obtained valuations of our assets (including goodwill and other intangible assets) for 2025. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2025, we believe that we were likely a PFIC for our taxable year of 2025 if the value of our assets is determined by reference to our market capitalization. Considering the current low level and volatility of our market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2026, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill and other intangible assets should be treated as active assets is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, our PFIC status for any past, current or future taxable year is uncertain.

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

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not been subject to any fines or other penalties due to breach or incidents of cybersecurity or data privacy and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. In addition, (a) from time to time we have been communicating with the competent authorities, including the local branch of the CAC, and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements or apply for cybersecurity review as applicable; (b) we will continuously improve our data security protection technologies and internal control procedures and engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. Based on the foregoing analysis, we believe under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the Nasdaq. However, there remain uncertainties on the interpretation and implementations of the Cybersecurity Review Measures.

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

We do not have any equity interests in the VIE who is owned by certain nominee shareholders and BCI. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to penalties or be forced to relinquish our interests in the VIE.

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

Transfer of Funds and Other Assets

The following diagram summarizes how funds were transferred among 36Kr Holdings Inc., our subsidiaries, and the VIE in 2023, 2024 and 2025.

Note:

(1)	Under relevant PRC laws and regulations, we are permitted to remit funds to the VIE through loans rather than capital contributions. In 2023, 2024 and 2025, the loan paid by the PRC subsidiaries to the VIE amounted to RMB25.4 million, RMB8 million and RMB5 million, respectively.

As of December 31, 2025, 36Kr Holdings Inc. had made cumulative capital contributions of US$42.1 million to subsidiaries of the parent company (the “Parent”), and were accounted for as long-term investments of 36Kr Holdings Inc, including US$6.1 million injected through intermediate holding company into 36Kr Global Holding, an associate of the group, and US$36 million to the PRC subsidiaries. As of December 31, 2023, 2024 and 2025, the loan balance owed under the VIE agreements was RMB10.3 million, RMB17.0 million and RMB15.6 million (US$2.2 million). In 2023, 2024 and 2025, the VIE transferred RMB91.6 million, nil, and RMB71.8 million (US$6.9 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Dake, our PRC subsidiary, provided the VIE with technical support, consulting services and other services related to the VIE’s business, including business management, daily operations, strategic planning, among others.

As of December 31, 2023, 2024 and 2025, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB130.7 million, RMB180.1 million and RMB163.3 million (US$23.4 million). There were no other assets transferred between VIE and non-VIEs in 2023, 2024 and 2025.

For any amounts owed by the VIE to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIE has sufficient funds to do so. 36Kr Holdings Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the year ended December 31,
	2023						2024						2025
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations
Inter-company revenues (Note 1)	—	217	62,459	—	(62,676)	—	—	—	46,615	—	(46,615)	—	3,571	—	51,820	—	(55,391)	—
Third-party revenues	—	127	—	340,058	—	340,185	—	—	—	231,070	—	231,070	—	—	—	227,937	—	227,937
Cost of revenues (Note 1)	—	(82)	(8,016)	(212,747)	62,676	(158,169)	—	(1)	(13,440)	(151,908)	46,615	(118,734)	—	(1)	(17,426)	(134,404)	55,391	(96,440)
Gross profit	—	262	54,443	127,311	—	182,016	—	(1)	33,175	79,162	—	112,336	3,571	(1)	34,394	93,533	—	131,497
Operating expenses	(7,832)	(6,460)	(63,332)	(198,610)	—	(276,234)	(5,014)	(29)	(38,816)	(146,241)	—	(190,100)	(6,861)	(50)	(28,309)	(86,259)	—	(121,479)
(Loss)/income from operations	(7,832)	(6,198)	(8,889)	(71,299)	—	(94,218)	(5,014)	(30)	(5,641)	(67,079)	—	(77,764)	(3,290)	(51)	6,085	7,274	—	10,018
Other income/(expenses):
(Loss)/income from subsidiaries (Note 2)	(83,098)	(77,562)	—	—	160,908	—	(132,654)	(131,967)	—	—	264,621	—	14,157	14,907	8,808	—	(37,872)	—
(Loss)/income from VIEs (Note 2)	—	—	(68,853)	—	68,977	—	—	—	(126,394)	—	126,394	—	—	—	—	—	—	—
Share of income/(loss) from equity method investments	—	23	—	(546)	—	(523)	—	(656)	—	(3,070)	—	(3,726)	—	(699)	—	(24)	—	(723)
Gain on disposal of subsidiaries	—	—	—	3,366	—	3,366	—	—	—	839	—	839	—	—	—	355	—	355
Long-term investment (loss)/income, net	—	—	—	(8,079)	—	(8,079)	—	—	—	(62,763)	—	(62,763)	—	—	—	418	—	418
Short-term investments income	—	3	603	706	—	1,312	—	1	160	462	—	623	—	1	90	438	—	529
Others, net	950	637	(423)	7,689	—	8,853	1,041	(2)	(92)	1,121	—	2,068	299	(2)	(75)	630	—	852
(Loss)/income before income tax	(89,980)	(83,097)	(77,562)	(68,163)	229,513	(89,289)	(136,627)	(132,654)	(131,967)	(130,490)	391,015	(140,723)	11,166	14,156	14,908	9,091	(37,872)	11,449
Income tax (expenses)/credit	—	(1)	—	43	—	42	—	—	—	(64)	—	(64)	—	—	—	(21)	—	(21)
Net (loss)/income	(89,980)	(83,098)	(77,562)	(68,120)	229,513	(89,247)	(136,627)	(132,654)	(131,967)	(130,554)	391,015	(140,787)	11,166	14,156	14,908	9,070	(37,872)	11,428
Note 1:	The eliminations are mainly related to inter-company services fee charged among subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE.
Note 2:	It represents the eliminations of the investment income/(loss) picked up from subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.

	For the year ended December 31,
	2024						2025
			Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	10,936	672	1,290	23,868	—	36,766	9,683	718	46,917	44,921	—	102,239
Restricted cash	—	—	—	822	—	822	—	—	253	11,649	—	11,902
Short-term investments	—	80	—	54,867	—	54,947	—	—	—	2,000	—	2,000
Accounts receivable, net	—	—	—	65,617	—	65,617	—	—	—	61,800	—	61,800
Amount due from inter-company entities (Note 3)	535	—	197,893	38,442	(236,870)	—	523	—	179,013	73,880	(253,416)	—
Investments in subsidiaries (Note 4)	131,416	120,309	—	—	(251,725)	—	144,841	134,677	—	—	(279,518)	—
Controlling financial interests in VIEs (Note 4)	—	—	(40,407)	—	40,407	—	—	—	(32,154)	—	32,154	—
Long-term investments, net	—	10,625	—	64,233	—	74,858	—	9,712	—	73,227	—	82,939
Operating lease right-of-use assets, net	—	—	—	18,606	—	18,606	—	—	—	19,548	—	19,548
Other assets	128	10	132	24,847	(540)	24,577	74	—	256	16,733	—	17,063
Total assets	143,015	131,696	158,908	291,302	(448,728)	276,193	155,121	145,107	194,285	303,758	(500,780)	297,491

Amount due to inter-company entities (Note 3)	21,878	279	17,136	198,175	(237,468)	—	23,444	266	39,137	190,597	(253,444)	—
Accounts payable	—	—	—	59,835	—	59,835	—	—	—	46,694	—	46,694
Short-term bank loan	—	—	6,000	4,000	—	10,000	—	—	6,000	13,950	—	19,950
Salary and welfare payables	—	—	10,581	19,222	—	29,803	—	—	9,980	13,958	—	23,938
Taxes payable	—	—	3,186	—	(538)	2,648	—	—	3,438	657	—	4,095
Deferred revenue	—	—	—	19,301	—	19,301	—	—	—	39,900	—	39,900
Operating lease liabilities	—	—	—	19,603	—	19,603	—	—	—	19,504	—	19,504
Amount due to related parties	—	—	—	789	—	789	—	—	—	2,008	—	2,008
Accrued liabilities and other payables	3,124	1	1,696	11,145	—	15,966	2,885	—	1,053	8,392	—	12,330
Total liabilities	25,002	280	38,599	332,070	(238,006)	157,945	26,329	266	59,608	335,660	(253,444)	168,419
Total shareholders’ equity (Note 4)	118,013	131,416	120,309	(40,768)	(210,722)	118,248	128,792	144,841	134,677	(31,902)	(247,336)	129,072
Total liabilities and shareholders’ equity	143,015	131,696	158,908	291,302	(448,728)	276,193	155,121	145,107	194,285	303,758	(500,780)	297,491
Note 3:	Represents the eliminations of inter-company balances among the Parent, the subsidiaries of the Parent, the Primary Beneficiary of VIE and the VIE and its subsidiaries.
Note 4:	Represents the eliminations of the investment/(deficit) in subsidiaries of the Parent, the Primary Beneficiary of VIE, the VIE and its subsidiaries by the Parent.

	For the year ended December 31,
	2023						2024						2025
			Primary						Primary						Primary
		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated		Subsidiaries	Beneficiary	VIE and its	Eliminating	Consolidated
	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals	Parent	of the Parent	of VIE	subsidiaries	adjustments	totals
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedules of Cash Flows
Net cash (used in)/provided by operating activities (Note 5)	(4,078)	(6,741)	12,454	(123,798)	—	(122,163)	(10,288)	596	(46,574)	23,276	—	(32,990)	(359)	(621)	21,707	(1,719)	—	19,008
Cash flows from investing activities
Purchase of short-term investments	(10,624)	(1,300)	(56,304)	(312,270)	—	(380,498)	—	—	(85,716)	(160,034)	—	(245,750)	(34,793)	—	(57,320)	(181,230)	—	(273,343)
Proceeds from maturities of short-term investments	—	1,300	48,383	296,221	—	345,904	10,624	—	113,642	141,242	—	265,508	34,793	—	57,492	234,534	—	326,819
Investment in long-term investments	—	—	—	(9,500)	—	(9,500)	—	—	—	(4,050)	—	(4,050)	—	—	—	(11,600)	—	(11,600)
Prepayment of an Equity Investment	—	—	—	—	—	—	—	—	—	(1,000)	—	(1,000)	—	—	—	—	—	—
Loan paid to inter-Company entities (Note 5)	—	—	(37,400)	—	37,400	—	—	—	(8,000)	(17,000)	25,000	—	—	—	—	(29,000)	29,000	—
Loan collected from intercompany entities (Note 5)	—	—	21,644	—	(21,644)	—	—	—	1,300	—	(1,300)	—	—	—	—	5,000	(5,000)	—
Cash received from customer in relation to advertisement agent services	—	—	—	68,838	—	68,838	—	—	—	15,984	—	15,984	—	—	—	3,038	—	3,038
Cash received from disposal of subsidiaries	—	—	—	—	—	—	—	—	—	5,450	—	5,450	—	—	—	3,000	—	3,000
Others	—	—	—	(4,571)	—	(4,571)	—	—	—	(3,666)	—	(3,666)	—	—	—	109	—	109
Net cash (used in)/provided by investing activities	(10,624)	—	(23,677)	38,718	15,756	20,173	10,624	—	21,226	(23,074)	23,700	32,476	—	—	172	23,851	24,000	48,023
Cash flows from financing activities
Proceeds from employee options exercised	—	—	—	—	—	—	—	—	18	—	—	18	—	—	1	—	—	1
Cash received from the sale of a non-controlling interest	—	—	—	226	—	226	—	—	—	—	—	—	—	—	—	—	—	—
Capital injection from non-controlling interest shareholders	—	—	—	255	—	255	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds from loans provided by intercompany entities (Note 6)	—	12,000	—	25,400	(37,400)	—	—	—	17,000	8,000	(25,000)	—	—	—	29,000	—	(29,000)	—
Repayments of loans provided by intercompany entities (Note 6)	—	(6,497)	—	(15,147)	21,644	—	—	—	—	(1,300)	1,300	—	—	—	(5,000)	—	5,000	—
Dividends paid to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	(3,675)	—	(3,675)	—	—	—	—	—	—
Proceeds from bank loans				14,950		14,950			6,000	4,000		10,000			12,000	17,950	—	29,950
Repayments of bank loans				(14,950)		(14,950)			—	(9,950)		(9,950)			(12,000)	(8,000)	—	(20,000)
Cash paid to non-controlling interests of subsidiaries																(202)		(202)
Net cash provided by/(used in) financing activities	—	5,503	—	10,734	(15,756)	481	—	—	23,018	(2,925)	(23,700)	(3,607)	—	—	24,001	9,748	(24,000)	9,749
Effect of exchange rates on cash, cash equivalents and restricted cash	1,020	(658)	—	—	—	362	917	(672)	—	—	—	245	(894)	667	—	—	—	(227)
(Decrease)/increase in cash, cash equivalents and restricted cash	(13,682)	(1,896)	(11,223)	(74,346)	—	(101,147)	1,253	(76)	(2,330)	(2,723)	—	(3,876)	(1,253)	46	45,880	31,880	—	76,553
Cash, cash equivalents and restricted cash at beginning of year	23,365	2,644	14,843	101,759	—	142,611	9,683	748	3,620	27,413	—	41,464	10,936	672	1,290	24,690	—	37,588
Cash, cash equivalents and restricted cash at end of year	9,683	748	3,620	27,413	—	41,464	10,936	672	1,290	24,690	—	37,588	9,683	718	47,170	56,570	—	114,141
Note 5:

For the years ended December 31, 2023, 2024 and 2025, the VIE transferred RMB91.6 million, nil, and RMB48.4 million (US$6.9 million), respectively to the Primary Beneficiary of VIE as payment or prepayment of service fees. As of December 31, 2023, 2024 and 2025, the outstanding balance of service fees owed by the VIE to our PRC subsidiaries amounted to RMB130.7 million, RMB180.1 million, RMB163.3 million (US$23.4 million).

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

Our revenue were RMB227.9 million (US$32.6 million) in fiscal year 2025, compared to RMB231.1 million in fiscal year 2024. Our net income was RMB11.4 million (US$1.6 million) in fiscal year 2025, compared to net loss of RMB140.8 million in fiscal year 2024.

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

●	“In-depth Kr” (深氪)

“In-depth Kr” (深氪) is a column that offers high-quality and in-depth business analysis and insights focusing on trending topics in the New Economy.

●	“36 Kr Finance” (36氪财经)

“36 Kr Finance” (36氪财经) is a WeChat Account that offers insightful business research and analysis of public companies by covering their pre and post-IPO phases.

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

●	“TIDE”(潮生TIDE)

“TIDE”(潮生TIDE) is a WeChat account that focuses on urban living and consumer trends, providing a diverse range of lifestyle inspirations for users.

●	“36kr Auto”(36氪汽车)

“36kr Auto”(36氪汽车) is a WeChat account that covering the smart electric vehicle industry.

●	“Hardcore”(硬氪)

“Hardcore”(硬氪) is a WeChat account that focuses on global expansion and hardcore technology.

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

We have also demonstrated strong capabilities in delivering timely, exclusive and insightful content. And our insightful business research spanning a broader range of companies and industries continues to gain popularity in various markets in 2025. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and provide the latest breaking updates to our users in a timely manner. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

Our users are participants in different New Economy sectors, such as technology, consumer as well as retail, healthcare, enterprise services as well as entertainment and media. We provide our users with an abundance of New Economy-focused content. In 2023, 2024 and 2025, we published over 128,000, 143,492 and 165452 pieces of content respectively, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have total followers of 36.8 million as of December 31, 2025 across our self-operated platforms and our accounts on major third-party platforms, including Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Bilibili, RED, Bai Jiahao and more.

Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation

In-house Content Creation

We maintain a professional in-house content team of 98 personnel, including 42 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries and markets that they specialize in. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content. All content undergoes detailed review and is carefully edited by our professional editorial team. Our high-quality New Economy-focused content is well-received by our users.

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

Third-party Professional Content

In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our content library and enhance the influence of our platform. As of the date of this annual report, we have cooperated with over 2262 third-party professional content providers. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our various platforms.

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

Distribution Channels

We distribute our content through a variety of channels, including both self-operated and major third-party platforms. As of December 31, 2025, we have total followers of 36.8 million across our self-operated platforms and our accounts on major third-party platforms, including Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin, Bilibili, Kuaishou, RED and more.

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

The following table presents the number of our followers as of the end of each half year in 2024 and 2025.

	As of
	June 30,	December 31,	June 30,	December 31,
	2024	2024	2025	2025

	(in millions)
Number of followers(1)	33.28	35.93	36.57	36.80

Note:

(1)	Number of followers refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

To showcase China’s New Economy to overseas users as well as to further extend our business reach, we have cooperated with local partners and launched certain overseas websites. These overseas websites provide content about the New Economy, particularly the New Economy development and participants in China. We have been exploring business opportunities in overseas market through our associate 36Kr Global Holding, which operates kr-asia.com in Singapore and 36kr.jp in Japan. 36Kr Global Holding has expanded its presence in Europe and the Middle East. We have also partnered with Nikkei, a leading international media group, to boost our overseas coverage of China’s New Economy participants and their activities.

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

The customers of our online advertising services include both New Economy companies and traditional companies. In 2023, 2024 and 2025, we provided online advertising services to 488, 411 and 441 customers, respectively.

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

Subscription Services

We provide subscription services mainly to institutional users. While we historically offered individual subscriptions, we have since redirect our resources toward institutional offerings in order to better align with our strategic priorities.

Institutional subscription

We launched our institutional subscription services, or V-club, in 2017, offering industry reports and market updates to institutional subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional subscribers usually for an annual subscription fee. For example, we enhance the exposure of our institutional subscribers and their investment portfolios on our platform. We help them create their investor profile pages on our platform and organize branding promotion events. We refer promising companies to institutional subscribers seeking investment opportunities. Our institutional subscribers also enjoy priority access to our online/offline events. Meanwhile, we help institutional subscribers increase their recognition by displaying their logos in different occasions, including at our online/offline events. In 2025, we had 125 institutional investor subscribers, compared to 231 institutional subscribers in 2024.

Sales, Marketing and Branding

We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

We sell our services mainly through our experienced in-house sales teams of 127 employees as of December 31, 2025. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers’ needs. Our sales team also maintains close relationship with our customers by providing support and customer services during the course of services.

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

As of December 31, 2025, we had 22 employees dedicated to research and development. Our research and development team primarily consists of AI engineers and IT infrastructure architects.

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

We hold “36Kr” and “36氪” trademarks in China. In addition, we hold 268 registered trademarks, 54 registered software copyrights and four registered patents in China as of the date of this annual report. We have 27 registered domain names as of the date of this annual report, including our website domain name, 36kr.com.

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce (the “MOFCOM”) and the NDRC. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. On September 6, 2024 the NDRC and the MOFCOM promulgated the Negative List 2024, which came into effect on November 1, 2024 and replaced the previous Foreign Investment Catalogue or negative list. Our business like value-added telecommunications services, internet news services, internet audio visual services and internet publishing services are under special administrative measures in the Negative List 2024.

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

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”), most recently amended on December 6, 2024. Under the Internet Measures, commercial Internet content-related services operators shall obtain a VATS License for Internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial Internet content-related services operations within China.

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

In addition, on July 7,2022, the CAC issued the Measures for Security Assessment of Outbound Data Transfers (effective on September 1, 2022). On February 22,2022, the CAC issued the Standard Contract for Outbound Transfer of Personal Information (effective on June 1, 2023). These regulations impose security assessment or standard contract requirements on data processors that transfer important data or personal information outside China.,, Any company found to be non-compliant with the obligations under these regulations may potentially be subject to fines, administrative and/or criminal liabilities.. Although we do not transfer any users’ personal information outside the PRC currently, we cannot guarantee that we will not transfer such information outside the PRC in the future subject to the requests or orders of governmental authorizations outside the PRC. We may not be able to fulfill the obligations then we are subjected to, among other, the security assessment at acceptable cost, or at all. In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us.

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

On September 24, 2024, the State Council promulgated the Regulations on the Administration of Network Data Security (the “Network Data Security Regulations”), which became effective on January 1, 2025. The Network Data Security Regulations provide detailed implementation rules for the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law. They all require network data processors to establish data classification and protection systems, identify and protect important data, and comply with specific requirements for cross-border data transfers.

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

Regulations on Online Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the Advertising Law of the PRC, or the New Advertising Law, effective on September 1, 2015 and was amended in 2018 and in 2021. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. On February 25 2023, the State Administration for Market Regulation (the “SAMR”) issued the Measures for the Administration of Internet Advertising (the “SAMR Measures”), which replaced the Interim Measures of the Administration of Online Advertising and took effective on May 1, 2023.The New Advertising Law and the SAMR Measures require that Internet advertisements may not affect users’ normal Internet use and Internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The SAMR Measures provide that all online advertisements must be marked with the word “Advertisement” so that viewers can easily identify them as such. Moreover, the SAMR Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

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

As of the date of this annual report, we have registered 268 trademarks in the PRC.

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

As of the date of this annual report, we have registered 27 domain names in the PRC.

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

We are advised by Jingtian & Gongcheng that the ownership structure of our wholly owned subsidiary and our VIE do not violate any applicable mainland China law, regulation or rule currently in effect, and the contractual arrangements among our wholly owned subsidiary, our VIE and its respective shareholders governed by mainland China law are valid, binding and enforceable in accordance with their terms and applicable mainland China laws and regulations currently in effect. However, there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we may be subject to penalties including being prohibited from continuing operations. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure-There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIE ” and “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIE.”

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

4.D.Property, Plant and Equipment

Our principal executive offices are located at Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China. As of December 31, 2025, we leased office spaces in China with an aggregate gross floor area of approximately 6,979 square meters. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

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

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000	US$’000
Online advertising services	238,701	180,609	179,681	25,694
Enterprise value-added services	67,297	32,832	33,157	4,741
Subscription services	34,187	17,629	15,099	2,159
Total revenues	340,185	231,070	227,937	32,594

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

Cost of Revenues

Our cost of revenues consists of (i) staff costs; (ii) advertisement production costs; (iii) execution fee of enterprise value-added services, site fee and cost of online/offline events; and (iv) (v) other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	US$’000%
Staff costs	58,190	36.8	52,891	44.5	40,248	5,755	41.7
Advertisement production costs	39,363	24.9	32,059	27.0	25,468	3,642	26.4
Execution fee of enterprise value-added services, site fee and cost of online/offline events	46,237	29.2	22,203	18.7	22,516	3,220	23.4
Other costs	14,379	9.1	11,581	9.8	8,208	1,174	8.5
Total cost of revenues	158,169	100.0	118,734	100.0	96,440	13,791	100.0

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

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023		2024		2025
	RMB’000%		RMB’000%		RMB’000	US$’000%
Sales and marketing expenses	127,519	46.2	82,596	43.4	66,408	9,496	54.7
General and administrative expenses	107,034	38.7	93,100	49.0	42,365	6,058	34.9
Research and development expenses	41,681	15.1	14,404	7.6	12,706	1,817	10.4
Total operating expenses	276,234	100.0	190,100	100.0	121,479	17,371	100.0

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

Gain on disposal of subsidiaries

Gain on disposal of subsidiaries represents realized disposal gain associated with subsidiaries in the fiscal year of 2023, 2024 and 2025.

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

PRC

Our subsidiaries and the VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Beijing Duoke is recognized as an HNTE and is eligible for a 15% preferential tax rate effective through 2023, 2024, and 2025, upon the completion of its filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

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

Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	238,701	180,609	179,681	25,694
Enterprise value-added services	67,297	32,832	33,157	4,741
Subscription services	34,187	17,629	15,099	2,159
Total revenues	340,185	231,070	227,937	32,594
Cost of revenues	(158,169)	(118,734)	(96,440)	(13,791)
Gross profit	182,016	112,336	131,497	18,803
Operating expenses:
Sales and marketing expenses	(127,519)	(82,596)	(66,408)	(9,496)
General and administrative expenses	(107,034)	(93,100)	(42,365)	(6,058)
Research and development expenses	(41,681)	(14,404)	(12,706)	(1,817)
Total operating expenses	(276,234)	(190,100)	(121,479)	(17,371)
Loss from operations	(94,218)	(77,764)	10,018	1,432
Other income/(expenses):
Share of income/(loss) from equity method investments	(523)	(3,726)	(723)	(103)
Gain on disposal of subsidiaries	3,366	839	355	51
Long-term investment income/(loss)	(8,079)	(62,763)	418	60
Short-term investment income	1,312	623	529	76
Government grant	1,147	491	176	25
Others, net	7,706	1,577	676	97
(Loss)/income before income tax	(89,289)	(140,723)	11,449	1,638
Income tax credit/(expenses)	42	(64)	(21)	(3)
Net (loss)/income	(89,247)	(140,787)	11,428	1,635

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues were RMB227.9 million (US$32.6 million) in 2025, compare to RMB231.1 million in 2024.

Revenues from online advertising services

Our revenues generated from online advertising services decreased by 0.5% to RMB179.7 million (US$25.7 million) in fiscal year 2025, from RMB180.6 million in fiscal year 2024, relatively flat year over year.

Revenues from enterprise value-added services

Our revenues generated from enterprise value-add services increased by 1.2% to RMB33.2 million (US$4.7 million) in fiscal year 2025, from RMB32.8 million in fiscal year 2024. The increase was primarily due to innovative marketing solutions and proactive sales strategies adopted during the year.

Revenues from subscription services

Our revenues generated from subscription services decreased by 14.2% RMB15.1 million (US$2.2 million) in fiscal year 2025, from RMB17.6 million in fiscal year 2024. The decrease was mainly attributable to a strategic shift in training services and a continued focus on refining this segment’s customer base.

Cost of Revenues

Our cost of revenue decreased by 18.8% to RMB96.4 million (US$13.8 million) in fiscal year 2025, from RMB118.7 million in fiscal year 2024. The decrease was primarily attributable to the Company’s strict cost control measures.

Gross Profit

As a result of the foregoing, our gross profit increased by 17.1% to RMB131.5 million (US$18.8 million) in fiscal year 2025, from RMB112.3 million in fiscal year 2024.

Operating expenses

Our total operating expenses decreased by 36.1% to RMB121.5 million (US$17.4 million) in fiscal year 2025, from RMB190.1 million in fiscal year 2024. The decrease was primarily due to disciplined operating expenses management.

Sales and marketing expenses

Our sales and marketing expenses decreased by 19.6% to RMB66.4 million (US$9.5 million) in fiscal year 2025, from RMB82.6 million in fiscal year 2024. The decrease was primarily attributable to the decrease in payroll-related expenses, travel and entertainment expenses, and marketing and promotional expenses

General and administrative expenses

Our general and administrative expenses decreased by 54.5% to RMB42.4 million (US$6.1 million) in fiscal year 2025, from RMB93.1 million in fiscal year 2024. The decrease was largely attributable to the decrease in personnel-related expenses and provision of allowance for credit losses.

Research and development expenses

Our research and development expenses decreased by 11.8% to RMB12.7 million (US$1.8 million) in fiscal year 2025, from RMB14.4 million in fiscal year 2024. The decrease was primarily due to a reduction in R&D headcount following a team restructuring in the prior year, partially offset by an increase in salaries and discretionary bonuses for the R&D team this year.

Other income/(expenses)

Our other income were RMB1.4 million (US$0.2 million) in fiscal year 2025, compared to RMB63.0 million of other expenses in fiscal year 2024. The change reflected large long-term investment impairment losses recognized in 2024.

Net income/(loss)

As a result of the foregoing, our net income was RMB11.4 million (US$1.6 million) in fiscal year 2025, compared to net loss of RMB140.8 million in fiscal year 2024. The turnaround was primarily driven by the effectiveness of our strategic initiatives focused on cost control and high-margin businesses, along with the reduction in impairment losses on long-term investments and lower provision of allowance for credit losses resulting from improved receivables collection.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

See “Item 5. Operating and Financial Review and Prospects-5.A. Operating Results-Results of Operations-Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the SEC on April 17, 2025.

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

The following table reconciles our adjusted net income/(loss) and adjusted EBITDA in 2023, 2024 and 2025 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss).

	For the Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000	US$’000
Net (loss)/income	(89,247)	(140,787)	11,428	1,635
Share-based compensation expenses/(gain)	4,672	(178)	13	2
Non-GAAP adjusted net (loss)/income	(84,575)	(140,965)	11,441	1,637
Interest income, net	(794)	(1,173)	(369)	(53)
Income tax expense/(credit)	(42)	64	21	3
Depreciation and amortization expenses	2,105	1,829	1,457	208
Non-GAAP adjusted EBITDA	(83,306)	(140,245)	12,550	1,795

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 3 “Recently Issued Accounting Pronouncements” of our consolidated financial statements, which are included elsewhere in this annual report.

5.B.Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our principal sources of liquidity have been cash generated from operating activities. As of December 31, 2025, we had RMB104.2 million (US$14.9 million) in cash and cash equivalents and short-term investments. Our cash and cash equivalents consist of cash on hand and demand deposits, or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars, including (i) RMB92.6 million (US13.2 million) denominated in Renminbi and held in the PRC by our subsidiaries, the VIE and its subsidiaries and (ii) RMB9.7million (US$1.4million) denominated in U.S. dollar and many held in the Cayman Islands by the parent company and its subsidiaries. As of December 31, 2025, we had RMB2 million (US$0.3 million) in short-term investments, majority of which were denominated in Renminbi and held in the PRC by our subsidiary, VIE and VIE’s subsidiaries. We believe that our current cash and cash equivalents and short-term investment will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our accounts receivable, net was RMB61.8 million (US$8.8 million) as of December 31, 2025, compared to RMB65.6 million as of December 31, 2024. Accounts receivable are generally on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements. For the year ended December 31, 2025, we put more efforts on accounts receivable collection and collected significant amount to keep a healthy cashflow of daily operation.

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

The following table sets forth a summary of our cash flows for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000	US$’000
Net cash (used in) /provided by operating activities	(122,163)	(32,990)	19,008	2,718
Net cash provided by investing activities	20,173	32,476	48,023	6,867
Net cash provided by/(used in) financing activities	481	(3,607)	9,749	1,394
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	362	245	(227)	(32)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(101,147)	(3,876)	76,553	10,947
Cash, cash equivalents and restricted cash at beginning of the year	142,611	41,464	37,588	5,375
Cash, cash equivalents and restricted cash at end of the year	41,464	37,588	114,141	16,322

Operating activities

Net cash provided by operating activities was RMB19.0 million (US$2.7 million) in 2025. In 2025, the difference between our net cash used in operating activities and our net income of RMB11.4 million (US$1.6 million) was mainly due to (i) the decrease of account payable of RMB13.0 million (US$1.9 million), (ii) the increase of deferred revenue of RMB20.6 million (US$2.9 million, (iii) the decrease of prepayments and other current assets RMB4.6 million (US$0.7 million)

Net cash used in operating activities was RMB33.0 million (US$4.5 million) in 2024. In 2024, the difference between our net cash used in operating activities and our net income of RMB140.8 million (US$19.3 million) was mainly due to (i) the fair value change and impairment of long-term investment totaled RMB62.8 million (US$8.6 million), (ii) the allowance for credit losses RMB32.5 (US$4.4 million), (iii) the decrease of Account Receivable of RMB24.8 million (US$3.4 million).

Investing activities

Net cash provided by investing activities was RMB48.0 million (US$6.9 million) in 2025, which was attributable to (i) purchase of short-term investments, (ii) net proceeds from purchase and maturities of short term investments, (iii) investment in long-term investment.

Net cash provided by investing activities was RMB32.5 million (US$4.4 million) in 2024, which was attributable to (i) purchase of short-term investments, (ii) net proceeds from purchase and maturities of short term investments, (iii) Cash received from customer in relation to advertisement agent services.

Financing activities

Net cash provided by financing activities was RMB9.7 million (US$1.4 million) in 2025, and was mainly attributable to Proceeds from bank loan and repayment of bank loan.

Net cash used in financing activities was RMB3.6 million (US$0.5 million) in 2024, and was mainly attributable to Proceeds from bank loan and repayment of bank loan.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB5.4 million, RMB0.5 million and RMB0.1 million (US$21.2 thousand) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following g table sets forth our contractual obligations as of December 31, 2025:

	Payment due by period
				2028 and
Assumption	Total	2026	2027	Thereafter

	(RMB in thousands)
Operating lease commitment (1)	20,971	8,592	8,258	4,121

Note:

(1)Operating lease commitment consists of the commitments under the lease agreements for our office premises.

Capital and other commitments

We have no capital commitments or other commitments as of December 31, 2025.

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

5.C.Research and Development, Patents and Licenses, etc.

We have focused on and will continue to invest in our technology system. Our research and development expenses were RMB41.7 million, RMB14.4 million and RMB12.7 million (US$1.8 million) in 2023, 2024 and 2025 respectively. As of December 31, 2025, we had 22 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects. See “Item 4. Information on the Company-4.B. Business Overview-Technology.”

5.D.Trend Information1

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, please see Note 2 “Significant Accounting Policies” to our consolidated financial statements for more information on our critical accounting policies. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

Sensitivity Analysis. Changes in the assumptions of loss severity and recoveries would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows (in RMB’000):

Assumption	Basis Point Change	(Decrease)/Increase
Loss severity and recoveries	+/- 100 bps	(2,360)/5,139

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

Fair value measurement of investments accounted for under measurement alternative and fair value option

For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. We estimate the price adjustment based on the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. We make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. For the year ended December 31, 2025, the equity investments accounted for under measurement alternative were not impaired based on our qualitative assessment.

For privately held investments classified as debt securities, we elected fair value option to account for these investments and determined the fair value by using market approach with significant unobservable inputs (Level 3) for the year ended December 31, 2025. Our estimates of the fair value of these investments require subjective management judgment and are inherently uncertain, and could result in the fair value at the reporting date to be different from the fair value presented. For a detailed discussion of our significant accounting policies and related judgments, see “Note 2. Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in this annual report on Form 20-F.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	47	Chief Executive Officer, Chairman of the Board of Directors
Yang Li	49	Chief Content Officer, Director
Xiang Li	43	Chief Financial Officer, Director
Wei Xu	43	Director
Yifan Li	58	Independent Director
Hendrick Sin	51	Independent Director
Jing Xu	45	Independent Director

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

Wei Xu joined 36Kr in 2016 and currently serves as Legal Risk Control Department director, involved in the Company’s legal management and risk control activities. She has over fifteen years of experience in legal, serving as a lawyer at King&Wood Mallesons before joining 36Kr. Ms. Xu received her Bachelor’s degree in Law from ShanDong University in 2005 and her Master’s degree in International Law from XiaMen University in 2008, and has judicial qualifications in China.

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

Jing Xu currently works as a corporate tax and valuation professional at Andersen in Silicon Valley, in the San Francisco Bay Area. She has over 20 years of experience leading finance functions for both large digital technology companies and fast-growing startups. Before moving to the United States, she served as Finance Director at Jingdong in Beijing for four years and as Audit Manager at Deloitte for five years. She also worked as Head of Finance at Zero Zero Robotics, where she helped launch the company’s first-generation product in Apple Stores worldwide, achieving global sales of $15 million. Ms. Xu received her bachelor’s degree in International Trade from Sichuan University and her master’s degree in Economics from the University of Missouri–Columbia. She is a licensed CPA in both the United States and Hong Kong.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB 5.74 million (US$ 0.83 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see “-Share Incentive Plan.”

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

Share Incentive Plan

Xieli Zhucheng adopted a share incentive plan in 2014 and Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2014 Share Incentive Plan and 2016 Share Incentive Plan, respectively. In September 2019, 36Kr Holdings Inc. adopted a share incentive plan, which we refer to as the 2019 Share Incentive Plan. The 2014 Share Incentive Plan and 2016 Share Incentive Plan were canceled concurrently upon the adoption of the 2019 Share Incentive Plan, and each participant of the 2014 Share Incentive Plan and 2016 Share Incentive Plan received corresponding grants of options under the 2019 Share Incentive Plan. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 296,556,000. As of the date of this annual report, awards to purchase 72,652,646 ordinary shares under the 2019 Share Incentive Plan have been granted and outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options that were granted to our directors and executive officers under the 2019 Share Incentive Plan:

	Ordinary Shares
	Underlying
	Outstanding Options	Exercise Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Dagang Feng	32,246,622	Nominal	September 7, 2019 and December 19, 2021	September 7, 2029 and December 19, 2031
Yang Li	7,075,435	Nominal	September 7, 2019 and June 19, 2021	September 7, 2029 and June 19, 2031
Xiang Li	500,000	Nominal	September 7, 2019 and June 19, 2021	September 7, 2029 and June 19, 2031
Wei Xu	1,375,000	Nominal	September 7, 2019 and June 19, 2021	September 7, 2029 and June 19, 2031

As of the date of this annual report, the participants other than members of our senior management as a group hold options to purchase 65,697,007 ordinary shares, with exercise price US$0.0001 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Share Incentive Plan, see Note 2 “Significant Accounting Policies” and Note 17 “Share-based Compensation” to our consolidated financial statements.

6.C. Board Practices Board of Directors

Our Board of Directors consists of seven directors, including three independent directors, namely Yifan Li, Hendrick Sin and Jing Xu. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. As of the date of this annual report, Dagang Feng controls a majority of our total voting power, and as such, we are a “controlled company” as defined under the Nasdaq Stock Market Rules. For so long as we remain a controlled company under that definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. We rely on the “home country practice” and the “controlled company” exemptions from the requirement that a majority of our board of directors must be independent directors, and the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors.

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

Audit Committee. Our audit committee consists of Yifan Li, Hendrick Sin and Jing Xu, and is chaired by Yifan Li. We have determined that each of Yifan Li, Hendrick Sin and Jing Xu satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yifan Li qualifies as an “audit committee financial expert.” as set forth under the applicable rules of the SEC. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dagang Feng, Jing Xu and Yang Li, and is chaired by Dagang Feng. We have determined that Jing Xu satisfies the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers may be appointed by and serve at the discretion of the board. The Company may by ordinary resolution appoint any person to be a director. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company or the affirmative vote of no less than two-thirds of the other directors present and voting at a board meeting. A director’s office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law or Nasdaq rules from being a director; or (v) is removed from office pursuant to our fourth amended and restated articles of association.

6.D. Employees

As of December 31, 2023, 2024 and 2025, we had a total of 481, 301 and 295 employees, respectively. Substantially all of our employees are located in China.

The following table sets forth the breakdown of our full-time employees as of December 31, 2025 by function:

	Number of
Function/Department	Employees	% of Total
Content and operations	100	34
Sales and marketing	126	43
General and administration	47	16
Research and development	22	7
Total	295	100.0

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of the ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 986,905,077 ordinary shares outstanding as of March 31, 2026, including (i) 890,822,377 Class A ordinary shares, (ii) 41,124,300 Class B ordinary shares and (iii) 54,958,400 Class C ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A ordinary shares		Class B ordinary shares		Class C ordinary shares		Total ordinary shares
	Number	%	Number	%	Number	%	Number	%	Voting Power %***
Directors and Executive Officers:†
Dagang Feng (1)	73,424,922	7.2%	41,124,300	4.0%	54,958,400	5.4%	169,507,622	16.6%	89.0%
Yang Li	1,165,435	0.1%	—	—	—	—	1,165,435	0.1%	0.0%
Xiang Li	337,500	0.0%	—	—	—	—	337,500	0.0%	0.0%
Wei Xu	1,375,000	0.1%	—	—	—	—	1,375,000	0.1%	0.0%
Yifan Li	—	—	—	—	—	—	—	—	—
Hendrick Sin (3)	73,129,000	7.4%	—	—	—	—	73,129,000	7.4%	1.0%
Jing Xu	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group	149,597,357	14.6%	41,124,300	4.0%	54,958,400	5.4%	245,680,057	24.0%	90.0%
Principal Shareholders:
Holding group of Dagang Feng (1)	73,424,922	7.2%	41,124,300	4.0%	54,958,400	5.4%	169,507,622	16.6%	89.0%
36Kr Heros Holding Limited (2)	23,040,081	2.3%	41,124,300	4.1%	—	—	64,164,381	6.4%	14.2%
China Prosperity Capital Alpha Limited (3)	73,129,000	7.4%	—	—	—	—	73,129,000	7.4%	1.0%
Yinghao Zhang(4)	63,904,000	6.5%	—	—	—	—	63,904,000	6.5%	0.9%

Notes:

*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 986,905,077, being the number of ordinary shares outstanding (consisting of 890,822,377 Class A ordinary shares, 41,124,300. Class B ordinary shares and 54,958,400 Class C ordinary shares) as of March 31, 2026 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

***

Except as indicated otherwise as below, the business address of our directors and executive officers is Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China.

(1)

Represents an aggregate of 169,507,622 ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class C ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng, our chief executive officer and the co-chairman of our board of directors, is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (iii) 32,246,622 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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

(2)

Represents (i) 17,624,700 Class A ordinary shares; and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands, wholly owned by Kr Hero NiceDay Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and ultimately controlled by The NiceDay Trust. The NiceDay Trust is a trust established under the laws of Cayman Islands and managed by Intertrust Trustees (Cayman) Limited as the trustee. Liu Chengcheng is the settlor of the trust, and Liu Chengcheng’s family members are the beneficiaries of the trust and (ii)5,415,381 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after the date of this annual report.

(3)

Represents 73,129,000 Class A ordinary shares held by China Prosperity Capital Alpha Limited, as reported in a Schedule 13G filed by China Prosperity Capital Alpha Limited with the SEC on May 11, 2020, a limited liability company incorporated under the laws of Samoa. China Prosperity Capital Alpha Limited is ultimately controlled by Hendrick Sin. The business address of China Prosperity Capital Alpha Limited is 13/F, 8 Wyndham Street, Central, Hong Kong.

(4)

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

As of the date of March 31, 2026, 675,633,950 of our Class A outstanding ordinary shares were held by one record holder in the United States, which is the depositary of the ADS program, representing 68.5% of our total issued and outstanding ordinary shares as of such date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Related Party Transactions

Transaction with Beijing Sanke

In 2023, 2024 and 2025, the Group earned revenue for providing advertising and enterprise value-added services to Beijing Sanke Information Technology Co., Ltd.(“Beijing Sanke”), an associate of the Group, amounted to approximately RMB1.0 million, RMB 0.08 million and Nil, respectively. As of December 31, 2023, 2024 and 2025, the amount due from Beijing Sanke were RMB 0.05 million, RMB 0.04 million and RMB 0.04 million, respectively.

Transaction with Shanghai Xuanke

In 2023, 2024 and 2025, the Group purchased video production services from Shanghai Xuanke, an associate of the Group, amounted to RMB 49 thousand, RMB 0.5 million and RMB 0.3 million, respectively. In 2023, 2024 and 2025, the Group earned revenue for providing advertising to Shanghai Xuanke, amounted to approximately RMB0.5 million, RMB2.7 million and RMB 1.0 million. As of December 31, 2023, 2024 and 2025, the amount due to Shanghai Xuanke were RMB 0.2 million, RMB 0.3 million and RMB 1.2 million, respectively.

Transaction with Jijingzhiyu

In 2023, 2024 and 2025, the Group purchased overseas related content production services from Jijingzhiyu, an associate of the Group, amounted to RMB 0.1 million, RMB 0.4 million and RMB 0.3 million, respectively. As of December 31, 2023, 2024 and 2025, the amount due to Jijingzhiyu were RMB 99 thousand, RMB 0.4 million and RMB 0.1 million, respectively.

Transaction with Wenzhou Qingke

In 2024, the Group invested RMB 3.95 million to Wenzhou Qingke No.1 Venture Capital Partnership Enterprise (Limited Partnership) (“Wenzhou Qingke”) to acquire 79% equity interests of Wenzhou Qingke, which the Group recognized as equity investments using the equity method. In October 2024, the Group partially disposed 41,139 shares of Sharetimes to Wenzhou Qingke with a cash consideration of RMB 3.95 million. In 2025, the Group invested an additional RMB 5.0 million in Wenzhou Qingke. In July 2025, Wenzhou Qingke acquired an equity investment previously owned by the Group for a cash consideration of RMB 3.0 million.

Transaction with Beijing Pengke

In 2025, the Group outsourced advertising and enterprise value-added services to Beijing Pengke Information Technology Co., Ltd. (“Beijing Pengke”), an associate of the Group, amounted to approximately RMB2.3 million. As of December 31, 2025, the amount due to Beijing Pengke were RMB 0.3 million.

In 2025, the Group earned revenue for providing advertising and branding resources to Beijing Pengke, an associate of the Group, amounted to approximately RMB0.2 million. As of December 31, 2025, the amount due from Beijing Pengke were RMB 0.1 million.

Transaction with Beijing Zhisheng

In 2025, the Group outsourced advertising and enterprise value-added services to Beijing Zhisheng Future Information Technology Co., Ltd. (“Beijing Zhisheng”), an associate of the Group, amounted to approximately RMB0.9 million. As of December 31, 2025, the amount due to Beijing Zhisheng were RMB 0.4 million.

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

We incorporate by reference into this annual report our fourth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.1 to our registration statement on Form 6-K (File Number 001-39117), as amended, initially filed with the SEC on September 12, 2025. Shareholders of the Company adopted our fourth amended and restated memorandum and articles of association at the EGM on September 8, 2025, which became effective immediately.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our fourth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares and Class C ordinary will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Class B ordinary shares and Class C ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares or Class C ordinary shares under any circumstances. Furthermore, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holder becomes a beneficial owner of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. However, Class C ordinary shares shall not be automatically and immediately converted into Class A ordinary shares and shall instead keep being Class C ordinary shares upon any sale, transfer, assignment or disposition to a non-affiliate.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our fourth amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our fourth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of profits or share premium account. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote for the holder of each Class A ordinary share registered in his or her name on our register of members, each Class B ordinary share is entitled to 25 votes for the holder of each Class B ordinary share registered in his or her name on our register of members and each Class C ordinary share is entitled to 100 votes for the holder of each Class C ordinary share registered in his or her name on our register of members. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders.

A quorum required for a meeting of shareholders consists of shareholders holding shares which carry a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman of the Board of Directors or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our fourth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our fourth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our fourth amended and restated memorandum and articles of association and the register of mortgages and charges, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our fourth amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that: (a) authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and (b) limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

This discussion applies only to a U.S. Holder that holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

●certain financial institutions;
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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, certain royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill and other intangible assets are active assets to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash and financial investments, our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets, in addition to other active assets. We have not obtained valuations of our assets (including goodwill and other intangible assets) for 2025. However, the value of our assets may be determined by reference to our average market capitalization. Because of the low average value of our market capitalization during 2025, we believe that we were likely a PFIC for our taxable year of 2025 if the value of our assets is determined by reference to our market capitalization. Considering the current low level and volatility of our market capitalization, there is a significant risk that we will also be a PFIC under the assets test for our taxable year of 2026, and possibly future taxable years, if the value of our assets is determined by reference to our market capitalization. Moreover, the extent to which our goodwill and other intangible assets should be treated as active assets is not entirely clear. In addition, we provide financing to customers as part of our advertisement agent services and although our income from this business segment is small, if in the future the proportionate share of this income grows, we may be a PFIC under the income test. Furthermore, it is not entirely clear how the contractual arrangements between us and the VIE will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if the VIE is not treated as owned by us. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. For these reasons, our PFIC status for any past, current or future taxable year is uncertain.

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

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs can make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose, but there can be no assurance that the ADSs will be regularly traded for any relevant period. In addition, a mark-to-market election will not be available if the ADSs are delisted from the Nasdaq and are not listed on any other qualified exchange. Over-the-counter quotation systems are not qualified exchanges for these purposes. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of the U.S. Holder’s taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the U.S. Holder’s taxable year (but, in the case of a loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “–Taxation of Distributions” below. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC. In addition, because our Class A ordinary shares are not publicly traded, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares. If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election.

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

Taxation of Distributions

This discussion is subject to the discussion above under “–Passive Foreign Investment Company Rules.”

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “–People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations that vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) may be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of any PRC income taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

This discussion is subject to the discussion above under “–Passive Foreign Investment Company Rules.”

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

As described in “–People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or Class A ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. The IRS has released notices that provide relief from certain of the Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude them from claiming (or limited their ability to claim) a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming (or does not wish to claim) a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct non-U.S. taxes in lieu of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Foreign Financial Assets Reporting

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

Not applicable.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2025 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2023, 2024 and 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

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

	Year Ended December 31,
Services	2024	2025
	RMB	RMB
	(in thousands)
Audit Fees(1)	4,100	3,980
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	300
Total	4,100	4,280

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to keeping current procedures for F-3.

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

There were no repurchases made in accordance with the Share Repurchase Program from April 1, 2025 to March 31, 2026.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.”

PART III

ITEM 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.Financial Statements

The consolidated financial statements of 36Kr Holdings Inc. are included at the end of this annual report.

ITEM 19.Exhibits

Exhibit Number	Description of Document

1.1

Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form 6-K (File No. 001-39117), as amended, initially filed with the SEC on September 12, 2025)

2.1

Form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.4	Description of Securities Registered Under Section 12 of the Exchange Act, previously filed on Form 20-F, dated April 29, 2021 and incorporated herein by reference

4.1	2019 Share Incentive Plan, as amended, filed as an exhibit to this Annual Report on Form 20-F

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

4.20

English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.21

English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.22

English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.23

English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.24

English translation of Share Subscription and Shareholders Agreement in respects of Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

4.25

English translation of Share Transfer Agreement between Beijing Duoke Information Technology Co. Ltd. and Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

8.1

List of Significant Subsidiaries and VIE of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

11.2

Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No.001-39117) filed with the SEC on April 17, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Jingtian & Gongcheng, the Company’s PRC Legal Adviser

97	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F (File No.001-39117) filed with the SEC on April 25, 2024)

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: April 23, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Investments Accounted for at Fair Value

As described in Notes 2(e), 2(l) and 9 to the consolidated financial statements, the Company’s investments in the preferred shares of private companies were RMB59.0 million as of December 31, 2025. The Company reported such investments at fair value and changes in fair value were reflected as long-term investment income/(loss), net in the consolidated statements of comprehensive income/(loss). The Company recognized a fair value gain of RMB0.4 million related to such investments for the year ended December 31, 2025. Fair values were estimated using the market approach, which includes significant assumptions related to unobservable inputs, including market ratios to determine the equity value of the subject companies, risk-free rate and expected volatility.

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

Allowance for Credit Losses on Accounts Receivable

As described in Notes 2(i) and 6 to the consolidated financial statements, as of December 31, 2025, the gross balance of accounts receivable was RMB94.1 million, for which an allowance for credit losses of RMB32.3 million was provided. The allowance for credit losses is management’s estimate of expected credit losses based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and determining an expected loss rate for each group based on historical loss experience adjusted for judgments including default rates, lifetime for debt recovery, current and future economic conditions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 23, 2026

We have served as the Company’s auditor since 2018.

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

Assets
Current assets:
Cash and cash equivalents	36,766	102,239
Restricted cash	822	11,902
Short‑term investments	54,947	2,000
Accounts receivable, net	65,617	61,800
Receivables due from related parties	104	304
Prepayments and other current assets	17,171	11,629
Total current assets	175,427	189,874
Non‑current assets:
Property and equipment, net	5,817	3,958
Intangible assets, net	1,485	1,172
Long-term investments	74,858	82,939
Operating lease right-of-use assets, net	18,606	19,548
Total non‑current assets	100,766	107,617
Total assets	276,193	297,491

Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the primary beneficiary of RMB 59.84 million and RMB 46.69 million as of December 31, 2024 and 2025, respectively)	59,835	46,694
Salary and welfare payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 19.22 million and RMB 13.96 million as of December 31, 2024 and 2025, respectively)	30,666	23,938
Taxes payable (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB Nil and RMB 0.66 million as of December 31, 2024 and 2025, respectively)	2,648	4,095
Deferred revenue (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 19.30 million and RMB 39.90 million as of December 31, 2024 and 2025, respectively)	19,301	39,900
Amounts due to related parties (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 0.79 million and RMB 2.01 million as of December 31, 2024 and 2025, respectively)	789	2,008
Accrued liabilities and other payables (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 11.15 million and RMB 8.39 million as of December 31, 2024 and 2025, respectively)	15,103	12,330
Short-term bank loan (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 4.00 million and RMB 13.95 million as of December 31, 2024 and 2025, respectively)	10,000	19,950
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 7.86 million and RMB 8.08 million as of December 31, 2024 and 2025, respectively)	7,860	8,078
Total current liabilities	146,202	156,993
Non-current liabilities:
Operating lease liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB 11.74 million and RMB 11.43 million as of December 31, 2024 and 2025, respectively)	11,743	11,426
Total non-current liabilities	11,743	11,426
Total liabilities	157,945	168,419
Commitments and Contingencies (Note 19)

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 906,731,802 shares outstanding as of December 31, 2024; 960,783,460,000 shares authorized, 907,346,745 shares issued and 907,306,802 shares outstanding as of December 31, 2025)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2024; 960,827,000 shares authorized, 41,124,300 shares issued and outstanding as of December 31, 2025, respectively)	66	28
Class C ordinary shares (US$0.0001 par value per share; 11,000,000,000 shares authorized, 54,958,400 shares issued and outstanding as of December 31, 2025)		38
Additional paid-in capital	2,057,363	2,056,895
Treasury stock (US$ 0.0001 par value; 3,176,411 shares and 2,601,411 shares as of December 31, 2024 and 2025, respectively)	(2,865)	(2,367)
Accumulated deficit	(1,932,258)	(1,921,092)
Accumulated other comprehensive loss	(4,922)	(5,338)
Total 36Kr Holdings Inc.’s shareholders’ equity	118,012	128,792
Non-controlling interests	236	280
Total shareholders’ equity	118,248	129,072
Total liabilities and shareholders’ equity	276,193	297,491

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

	For the Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Revenues:
Online advertising services	238,701	180,609	179,681
Enterprise value-added services	67,297	32,832	33,157
Subscription services	34,187	17,629	15,099
Total revenues	340,185	231,070	227,937
Cost of revenues	(158,169)	(118,734)	(96,440)
Gross profit	182,016	112,336	131,497
Operating expenses:
Sales and marketing expenses	(127,519)	(82,596)	(66,408)
General and administrative expenses	(107,034)	(93,100)	(42,365)
Research and development expenses	(41,681)	(14,404)	(12,706)
Total operating expenses	(276,234)	(190,100)	(121,479)
Loss from operations	(94,218)	(77,764)	10,018
Other income/(expenses):
Share of loss from equity method investments	(523)	(3,726)	(723)
Gain on disposal of subsidiaries	3,366	839	355
Long-term investment (loss)/income, net	(8,079)	(62,763)	418
Short-term investment income	1,312	623	529
Government grant	1,147	491	176
Others, net	7,706	1,577	676
(Loss)/income before income tax	(89,289)	(140,723)	11,449
Income tax credit/(expenses)	42	(64)	(21)
Net (loss)/income	(89,247)	(140,787)	11,428
Net (income)/loss attributable to non-controlling interests	(733)	4,160	(262)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(89,980)	(136,627)	11,166
Net (loss)/income	(89,247)	(140,787)	11,428
Other comprehensive income
Foreign currency translation adjustments	570	369	(416)
Total other comprehensive income	570	369	(416)
Total comprehensive (loss)/income	(88,677)	(140,418)	11,012
Comprehensive (income)/loss attributable to non-controlling interests	(733)	4,160	(262)
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(89,410)	(136,258)	10,750

Net (loss)/income per ordinary share (RMB)
—Basic	(0.086)	(0.130)	0.011
—Diluted	(0.086)	(0.130)	0.011
Net (loss)/income per ADS (RMB)
—Basic	(43.132)	(64.795)	5.274
—Diluted	(43.132)	(64.795)	5.266
Weighted average number of ordinary shares used in per share calculation:
—Basic	1,043,057,081	1,054,310,601	1,058,471,312
—Diluted	1,043,057,081	1,054,310,601	1,060,023,088
Weighted average number of ADS used in per ADS calculation:
—Basic	2,086,114	2,108,621	2,116,943
—Diluted	2,086,114	2,108,621	2,120,046

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

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

											Accumulated
							Additional				other	Non-	Total
	Ordinary shares						paid-in			Accumulated	comprehensive	controlling	shareholders’
	Class A ordinary shares		Class B ordinary shares		Class C ordinary shares		capital	Treasury stock		deficit	income/(loss)	interests	equity
		Amount		Amount		Amount			Amount
	Shares	RMB’000	Shares	RMB’000	Shares	RMB’000	RMB’000	Shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2025	916,811,365	628	96,082,700	66	—	—	2,057,363	3,176,411	(2,865)	(1,932,258)	(4,922)	236	118,248
Net loss	—	—	—	—	—	—	—	—	—	11,166	—	262	11,428
Share-based compensation	—	—	—	—	—	—	13	—	—	—	—	—	13
Redesignate Class B to Class C ordinary shares			(54,958,400)	(38)	54,958,400	38	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(416)	—	(416)
Issuance of ordinary shares upon exercise of share-based awards	1,519,000	—	—	—	—	—	(497)	(575,000)	498	—	—	—	1
Purchase of subsidiary’s shares from a non-controlling shareholders	—	—	—	—	—	—	16	—	—	—	—	(218)	(202)
Balance as of December 31, 2025	918,330,365	628	41,124,300	28	54,958,400	38	2,056,895	2,601,411	(2,367)	(1,921,092)	(5,338)	280	129,072

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Net (loss)/income	(89,247)	(140,787)	11,428
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation of property and equipment	1,733	2,196	1,913
Amortization of intangible assets	266	368	311
Share-based compensation expenses/(gain)	4,672	(178)	13
Non-cash operating lease expense	11,240	7,586	8,201
Allowance for credit losses	28,210	32,471	3,949
Losses from disposal of property, equipment and software	42	294	33
Exchange losses/(gains)	21	(24)	25
Fair value changes of short-term investments	(235)	(58)	(529)
Long-term investment loss/(income), net	8,079	62,763	(418)
Share of loss from equity method investments	523	3,726	723
Disposal gain on subsidiaries	(3,366)	(839)	(355)
Changes in operating assets and liabilities:
Accounts receivable	(38,816)	24,815	(3,210)
Receivables due from related parties	676	(16)	(166)
Prepayments and other current assets	60	(3,041)	4,614
Accounts payable	6,911	712	(12,991)
Salary and welfare payables	(16,123)	(3,744)	(6,729)
Taxes payable	(4,713)	(3,355)	1,449
Deferred revenue	(1,589)	(846)	20,598
Amounts due to related parties	(51)	528	1,219
Accrued liabilities and other payables	(5,065)	(7,624)	(1,829)
Lease liabilities	(25,391)	(7,937)	(9,241)
Net cash used in operating activities	(122,163)	(32,990)	19,008
Cash flows from investing activities:
Purchase of property and equipment	(5,376)	(444)	(149)
Disposal of property and equipment	—	—	60
Purchase of intangible assets	(22)	(42)	—
Purchase of short-term investments	(380,498)	(245,750)	(273,343)
Proceeds from maturities of short-term investments	345,904	265,508	326,819
Cash received from customer in relation to advertisement agent services	68,838	15,984	3,038
Net cash upon disposal of subsidiaries	85	(2,992)	198
Investment in long-term investments	(9,500)	(4,050)	(11,600)
Prepayment of an equity investment	—	(1,000)	—
Cash paid to acquire subsidiaries	—	(188)	—
Cash received from disposal of equity investees	742	5,450	3,000
Net cash provided by investing activities	20,173	32,476	48,023

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Cash flows from financing activities:
Proceeds from bank loan	14,950	10,000	29,950
Repayment of bank loan	(14,950)	(9,950)	(20,000)
Proceeds from employee options exercised	—	18	1
Cash received from the sale of a non-controlling interest	226	—	—
Capital injection from non-controlling interest shareholders	255	—	—
Dividends paid to non-controlling shareholder of a subsidiary	—	(3,675)	—
Cash paid to acquire non-controlling interests of subsidiaries	—	—	(202)
Net cash provided by/(used in) financing activities	481	(3,607)	9,749
Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	362	245	(227)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(101,147)	(3,876)	76,553
Cash, cash equivalents and restricted cash at beginning of the year	142,611	41,464	37,588
Cash, cash equivalents and restricted cash at end of the year	41,464	37,588	114,141
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(93)	(206)	(30)
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by other payable	(1,336)	(250)	—
Intangible assets purchases financed by other payable	(1,073)	—	—

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

The ownership structure of the major subsidiaries and VIE of the Group as of December 31, 2025 is:

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure

A significant part of the Group’s business is conducted through the VIE of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

The Group’s operations depend on the VIE to honour its contractual agreements with the Group and the Company’s ability to enjoy economic benefits and have power over the VIE also depends on the authorization by the shareholders of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

The following financial information of the Group’s VIE and the VIE’s subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Current assets:
Cash and cash equivalents	23,868	44,921
Restricted cash	822	11,649
Short‑term investments	54,867	2,000
Accounts receivable, net	65,617	61,800
Amounts due from the Company and its subsidiaries	38,442	73,880
Receivables due from related parties of the Group	20	221
Prepayments and other current assets	17,527	11,382
Non‑current assets:
Property and equipment, net	5,817	3,958
Intangible assets, net	1,483	1,172
Long-term investments, net	64,233	73,227
Operating lease right-of-use assets, net	18,606	19,548
Total assets	291,302	303,758
Current liabilities:
Accounts payable	59,835	46,694
Salary and welfare payables	19,222	13,958
Taxes payable	—	657
Deferred revenue	19,301	39,900
Amounts due to the Company and its subsidiaries	198,175	190,597
Amounts due to related parties of the Group	789	2,008
Accrued liabilities and other payables	11,145	8,392
Short-term bank loan	4,000	13,950
Operating lease liabilities	7,860	8,078
Non-current liabilities:
Operating lease liabilities	11,743	11,426
Total liabilities	332,070	335,660

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

(c) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

	For the year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Third-party revenues	340,058	231,070	227,937
Cost of revenues	(212,747)	(151,908)	(134,404)
Gross profit	127,311	79,162	93,533
Operating expenses	(198,610)	(146,241)	(86,259)
(Loss)/income from operations	(71,299)	(67,079)	7,274
Gain on disposal of subsidiaries	3,366	839	355
Share of loss from equity method investments	(546)	(3,070)	(24)
Long-term investments (loss)/income, net	(8,079)	(62,763)	418
Short-term investments income	706	462	438
Others, net	7,689	1,121	630
(Loss)/income before income tax	(68,163)	(130,490)	9,091
Income tax credit/(expense)	43	(64)	(21)
Net (loss)/income	(68,120)	(130,554)	9,070

	For the year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Net cash (used in)/provided by operating activities	(123,798)	23,276	(1,719)
Purchase of short-term investments	(312,270)	(160,034)	(181,230)
Proceeds from maturities of short-term investments	296,221	141,242	234,534
Investment in long-term investments	(9,500)	(4,050)	(11,600)
Cash received from disposal of an equity investee	—	5,450	3,000
Loan collected from inter-company entities	—	—	5,000
Loan paid to inter-Company entities	—	(17,000)	(29,000)
Cash received from customer in relation to advertisement agent services	68,838	15,984	3,038
Net cash upon disposal of subsidiaries	—	(2,992)	198
Others	(4,571)	(1,674)	(89)
Net cash provided/(used in) by investing activities	38,718	(23,074)	23,851
Capital injection from non-controlling interest shareholders	255	—	—
Proceeds from loans provided by inter-company entities	25,400	8,000	—
Repayments of loans provided by inter-company entities	(15,147)	(1,300)	—
Dividends to non-controlling shareholder of a subsidiary	—	(3,675)	—
Proceeds from bank loan	14,950	4,000	17,950
Repayments of bank loan	(14,950)	(9,950)	(8,000)
Cash paid to non-controlling interests of subsidiaries			(202)
Others	226	—	—
Net cash provided/(used in) by financing activities	10,734	(2,925)	9,748
(Decrease)/increase in cash, cash equivalents and restricted cash	(74,346)	(2,723)	31,880
Cash, cash equivalents and restricted cash at beginning of year	101,759	27,413	24,690
Cash, cash equivalents and restricted cash at end of year	27,413	24,690	56,570

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(b) Principles of consolidation (Continued)

Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to the non-controlling interests when applicable. For the years ended December 31, 2023, 2024 and 2025, the net income/(loss) attributable to the non-controlling interests were an income of RMB 0.73 million, a loss of RMB 4.16 million and an income of RMB 0.26 million, respectively. Cash flows related to transactions with non-controlling interest holders are presented under financing activities in the consolidated statements of cash flows when applicable.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of assessment for the allowance for credit loss, fair value of investments accounted for at fair value, impairment of long-term investments and valuation allowance of deferred tax assets. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

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

The financial statements of the Group’s non PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are reported in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of changes in shareholders’ equity. Total foreign currency translation adjustments included in the Group’s other comprehensive income/(loss) were an income of RMB 0.57 million, an income of RMB 0.37 million and a loss of RMB 0.42 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2024

				Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Wealth management products	—	41,947	—	41,947
Investments accounted for at fair value	—	—	53,580	53,580

As of December 31, 2025

Balance at
Assets	Level 1	Level 2	Level 3	fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Wealth management products	—	—	—	—
Investments accounted for at fair value	—	—	58,998	58,998

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

For the year ended December 31, 2024 and 2025, no investments were transferred between the three levels of the fair value hierarchy.

The privately held investments classified as debt securities mainly represent the investments in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”)) and its related entities, Company A, B, C and D.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

The fair values of the investment in Hangzhou Jialin and its related entities as of December 31, 2025 and 2024 were determined based on a valuation technique under the market approach, specifically the guideline company method. Under this method, the market ratios implied by guideline companies were applied to determine the equity value of the subject company. The equity value was further allocated to the shares held by the Group using an equity allocation model. The key unobservable inputs adopted in the guideline company method include market ratios of 20.2x~20.9x and 21.4x as of December 31, 2025 and 2024, respectively. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 1.3%~1.4% and 1.1% as of December 31, 2025 and 2024, respectively, and expected volatility of 44.2%~46.5% and 50.9% as of December 31, 2025 and 2024, respectively.

The fair values of the investment in Company A as of December 31, 2025 and 2024 were determined based on a valuation technique under the market approach, specifically the guideline company method. Under this method, the market ratios implied by guideline companies were applied to determine the equity value of the subject company. The equity value was further allocated to the shares held by the Group using an equity allocation model. The key unobservable inputs adopted in the guideline company methods include the market ratios of 1.2x and 1.0x as of December 31, 2025 and 2024, respectively. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 1.3% and 1.1% as of December 31, 2025 and 2024, respectively and the expected volatility of 50.4% and 51.6% as of December 31, 2025 and 2024.

The fair value of the investment in Company B as of December 31, 2023 were determined based on a valuation technique under the market approach, specifically the market trending method. Under this method, the change in industrial stock index was applied to determine the entire equity value of the subject company. The equity value was further allocated to the shares held by the Group through the equity allocation model. The key unobservable inputs adopted in the market trending method include change in industrial stock index of -39.3% as of December 31, 2023. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 2.3% and expected volatility of 37.6% as of December 31, 2023. The fair value of the investment in Company B as of December 31, 2024 and December 31, 2025 was determined as nil due to the significant liquidity difficulty of Company B.

The fair value of the investment in Company C as of December 31, 2025 and 2024 was determined based on a valuation technique under the market approach, specifically the back-solve method, under which the Group solved for Company C’s implied equity value by considering its recent equity transactions through an equity allocation model. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 1.4% and 1.2% as of December 31, 2025 and 2024, respectively, and expected volatility of 65.2% and 64.5% as of December 31, 2025 and 2024, respectively.

The fair value of the investment in Company D as of December 31, 2025 was determined based on a valuation technique under the market approach, specifically the back-solve method, under which the Group solved for Company D’s implied equity value by considering its recent equity transactions through an equity allocation model. The key unobservable inputs adopted in the equity allocation model include risk-free rate of 1.3% as of December 31, 2025 and expected volatility of 65.3% as of December 31, 2025.

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

When there is impairment of equity securities accounted for under the measurement alternative and equity method investments, the non-recurring fair value measurements measured at the date of impairment. Nil, RMB 44.5 and Nil impairments recognized for the years ended 2023, 2024 and 2025, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(e) Fair value measurements (Continued)

As of December 31, 2024 and 2025, the fair values of cash and cash equivalents, restricted cash, time deposits, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables, short-term bank loan and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

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

I. Online advertising services

Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company’s PC website, mobile application and official accounts in other social networks including but not limited to Weibo, Weixin/WeChat, Toutiao and Bilibili (collectively referred to as “36Kr Platforms”) in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, pop-ups, as well as advertorials and short-form videos. The Group also helps produce advertisements based on the customers’ requests, and post the advertisements on the 36Kr Platforms to help promote customers’ products and enhance their brand awareness. The Group has developed capabilities in generating and distributing its own and third - party high-quality content on 36Kr Platforms, there is no third party content for fulfilling a promise to the customers for the years ended December 31, 2023, 2024 and 2025.

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

(iv) Advertisement agent services

Starting from 2021, the Group as an agent coordinates and procures the third-party advertisement resources on behalf of its customers based on the purchase orders from the customers including the content, form, s time and media platform of the advertisement. The Group considers itself as an agent for these services because the Group does not control the advertisement services provided to the customer which is evidenced by 1) the Group does not obtain control of the purchased advertisement services prior to its transfer to the customer; 2) the Group does not have the power to determine the specific advertisement services, which are all executed based on the instructions from the customers; 3) the Group cannot sell the purchased advertisement resources to parties other than the customers; 4) the Group does not integrate purchased advertisement services with the Group’s other services and then provide them to the customer; and 5) the Group has limited pricing latitude for the services provided. Therefore, the Group recognize the revenues at a net basis. Acting as an agent, in addition to help procuring the advertising resources for the customers, the Group also pays on behalf of customer for the advertising resources procured, i.e., provides financing to the customer. The interest income from the financing is recognized as revenue over the period that the Group pays on behalf of the customer as it is part of the Group’s normal business. The related cash flows for financing are presented as investing activities in the consolidated statements of cash flows. There were no transactions that took place related to the advertisement agent services for the years ended December 31, 2023, 2024 and 2025 except for the cash received from the customer for the financing provided by the Group in prior years.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

III. Subscription services (Continued)

(i) Institutional investor and enterprise subscription services (Continued)

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

No individual and enterprise subscription service was provided by the Group for the year ended December 31, 2025.

In the following table, the total revenue is disaggregated by the major service lines mentioned above.

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Online advertising services	238,701	180,609	179,681
Enterprise value‑added services
Consulting	40,581	18,774	23,001
Online/offline events	22,776	12,481	7,161
Integrated marketing	3,171	888	2,995
Advertisement agent services	769	689	—
Revenue for Enterprise value‑added services	67,297	32,832	33,157
Subscription services
Institutional investor subscription services	26,417	15,607	15,099
Individual subscription services	7,620	2,021	—
Enterprise subscription services	150	1	—
Revenue for Subscription services	34,187	17,629	15,099
Total revenue	340,185	231,070	227,937

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

III. Subscription services (Continued)

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract assets when the Group has a right to consideration in exchange for goods or services that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity’s future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2024 and 2025 there were no contract assets recorded in the Group’s consolidated balance sheets.

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2023, 2024 and 2025 that was included in the contract liabilities balance at the beginning of the period was RMB 24.58 million, RMB 23.43 million and RMB 19.30 million, respectively.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

(n) Cost of revenues

The Group’s cost of revenues consists primarily of (i) personnel-related expenses in relation to the content production and related share-based compensation expenses; (ii) advertising content producing costs, such as video production costs; (iii) execution fee of enterprise value-added services mainly including advertising resources procurement cost, site fee and cost of offline event.

(o) Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions related to the sales and marketing personnel and related share-based compensation expenses; marketing and promotional expenses including promotion activity outsourcing costs; rental expenses and depreciation expenses.

Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, total advertising expenses were RMB 4.90 million, RMB 2.34 million and RMB 0.18 million, respectively.

(p) General and administrative expenses

General and administrative expenses consist primarily of payroll and related share-based compensation expenses for employees involved in general corporate functions, including finance, legal and human resources expenses, provision of allowance for credit losses, costs associated with use by these functions of facilities and equipment, such as depreciation, rental and other general corporate related expenses.

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

(t) Employee benefits

The Group’s consolidated subsidiaries, the VIE and the VIE’s subsidiaries in the PRC (the “PRC Entities”) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities’ monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income/(loss) were appropriately RMB 45.94 million, RMB 36.64 million and RMB29.24 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive income/(loss). The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2023, 2024 and 2025.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(v) Government grants

Government grants primarily represent subsidies for operating a business. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2023, 2024 and 2025, government grants amounted to approximately RMB 1.1 million, RMB 0.5 million, and RMB 0.2 million, respectively.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(aa) Statutory reserve (Continued)

Profit appropriation to above reserve funds was made for the Group’s entities established in the PRC was RMB 0.54 million, RMB 0.02 million and RMB 0.73 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Other accounting standards that the Group adopted beginning January 1, 2025 did not have a significant impact on the Group’s consolidated financial statements.

Not Yet Adopted

Income Statement (Topic 220). In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and the Group is currently evaluating the impact of adopting this standard on our consolidated financial statements.

Financial Instruments - Credit Losses (Topic 326). In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-05 early and is currently evaluating the impact of adopting this standard on our consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Recently Issued Accounting Pronouncements (Continued)

Intangibles (Topic 350). In July 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-06 early is currently evaluating the impact of adopting this standard on our consolidated financial statements.

Government Grants (Topic 832). In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on our consolidated financial statements.

4. Concentrations and Risks

(a) Concentration of customers and suppliers

Customers accounting for more than 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025 and more than 10% of the Group’s accounts receivable, net as of December 31, 2024 and 2025 were as follows:

	For the year ended
	December 31,
Revenues	2023	2024		2025
Customer A	10%	*	%	*
Customer C	19%	22%		21%
Customer D	*	12		*	%

	As of
	December 31,
Accounts receivable	2024	2025
Customer B	10%	*
Customer C	26%	32%
Customer D	14%	*
Customer E	* %	13%

Note:

*	Less than 10% of our total revenues or accounts receivable.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and Risks (Continued)

(b) Credit risk (Continued)

Banks accounting for more than 10% of the Group’s cash and cash equivalents, restricted cash and short-term investments as of December 31, 2024 and 2025 were as follows:

	For the year ended
	December 31
Cash & cash equivalents, restricted cash and short-term investments	2024	2025
Bank E	84%	79%
Bank F	15%	20%

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

5. Short-term investments

The following is a summary of short-term investments:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Wealth management products	41,947	—
Time deposits	13,000	2,000
Total	54,947	2,000

6. Accounts Receivable, net

Accounts receivable, net consists of the following:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

Accounts receivable	172,817	94,064
Less: allowance for credit losses	(107,200)	(32,264)
Accounts receivable, net	65,617	61,800

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Accounts Receivable, net (Continued)

Accounts receivable are generally non-interest bearing and are on terms between 90 to 270 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2025, accounts receivable amounted to RMB 5.0 million has been derived from providing financing to the customer in connection with the advertisement agent services that mentioned in Note 2 (m)(II)(iv), such accounts receivable amounted to RMB74.9 million as of December 31, 2024.

The movements in the allowance for credit losses are as follows:

	For the year ended
	December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Balance at beginning of the year	(83,383)	(77,723)	(107,200)
Additional allowance for credit losses, net	(28,098)	(32,471)	(3,849)
Write-offs	33,758	2,994	78,785
Balance at end of the year	(77,723)	(107,200)	(32,264)

7. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

Deposits	3,270	3,525
Prepayments of IT services	1,137	668
Prepayments of procurement costs	9,572	4,707
Others	3,192	2,729
Total	17,171	11,629

8. Property and Equipment, net

Property and equipment, net consists of the following:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Electronic equipment and computers	6,375	5,557
Office furniture and equipment	4,754	4,563
Leasehold improvement	7,690	7,690
Total	18,819	17,810
Less: accumulated depreciation	(13,002)	(13,852)
Less: impairment	—	—
Property and equipment, net	5,817	3,958

Depreciation expenses were RMB 1.73 million, RMB 2.20 million and RMB 1.91 million for the years ended December 31, 2023, 2024 and 2025, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and investments accounted for at fair value. The following sets forth the changes in the Group’s long-term investments:

	Equity	Equity
	investments	investments	Investments
	using the	using	accounted
	measurement	the equity	for at fair
	alternative(a)	method(b)	value(c)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2022	58,464	12,423	66,470	137,357
Investments made	9,500	—	—	9,500
Loss from equity investments using the equity method	—	(523)	—	(523)
Partially disposal of an equity investment using the equity method	—	(700)	—	(700)
Fair value change through earnings (including adjustment of subsequent price changes)	—	—	(8,079)	(8,079)
Changes from a subsidiary to equity investment using the equity method((b))	—	4,900	—	4,900
Currency translation adjustment	—	144	—	144
Balance at December 31, 2023	67,964	16,244	58,391	142,599
Investments made	100	3,950	—	4,050
Changes from a subsidiary to equity investment using the measurement alternative	62	—	—	62
Loss from equity investments using the equity method	—	(3,726)	—	(3,726)
Disposal of equity investments using the measurement alternative ((a)(ii))	(18,950)	—	—	(18,950)
Fair value change through earnings (including adjustment of subsequent price changes) ((a)(i))	—	—	(4,811)	(4,811)
Impairment loss ((a)(i))	(44,514)	—	—	(44,514)
Currency translation adjustment	—	148	—	148
Balance at December 31, 2024	4,662	16,616	53,580	74,858
Investments made	1,500	5,100	5,000	11,600
Loss from equity investments using the equity method		(723)	—	(723)
Disposal of equity investments using the measurement alternative ((a)(ii))	(3,000)	—	—	(3,000)
Fair value change through earnings (including adjustment of subsequent price changes) ((a)(i))	—	—	418	418
Currency translation adjustment	—	(214)	—	(214)
Balance at December 31, 2025	3,162	20,779	58,998	82,939

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments (Continued)

(a) Equity investments using the measurement alternative

The Group’s investment in private companies without readily determinable fair value were accounted for using the measurement alternative method. The following table summarizes the total carrying value of the equity investments using the measurement alternative as of December 31, 2023, 2024 and 2025, respectively, including cumulative upward adjustments made to the initial cost basis of the securities:

Cumulative Results
RMB’000
Initial cost basis	49,500
Upward adjustments (i)	18,464
Total carrying value at December 31, 2023	67,964
Initial cost basis (i)(ii)	31,730
Upward adjustments (i)	17,446
Impairment loss (i)	(44,514)
Total carrying value at December 31, 2024	4,662
Initial cost basis (i)(ii)	30,230
Upward adjustments (i)	17,446
Impairment loss (i)	(44,514)
Total carrying value at December 31, 2025	3,162

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

(b) Equity investments using the equity method

RMB 0.5 million income, RMB 3.7 million loss and RMB 0.7 million loss of the Group’s proportionate share of equity investee’s net income/(loss), were recognized in “Share of income/(loss) from equity method investments” for the years ended December 31, 2023, 2024 and 2025, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long-term investments (Continued)

(c) Investments accounted for at fair value

The following table shows the carrying amount and fair value of the investments accounted for at fair value:

		Gross	Gross
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Hangzhou Jialin (i)	40,000	964	—	40,964
Company A	5,000	—	(2,537)	2,463
Company B	10,000	—	(6,342)	3,658
Company C	8,470	103	—	8,573
Others	5,500	—	(2,767)	2,733
December 31, 2023	68,970	1,067	(11,646)	58,391
Hangzhou Jialin (i)	40,000	87	—	40,087
Company A	5,000	—	(3,551)	1,449
Company B	10,000	—	(10,000)	—
Company C	8,470	72	—	8,542
Others	5,500	502	(2,500)	3,502
December 31, 2024	68,970	661	(16,051)	53,580
Hangzhou Jialin and its related entities(i)	40,000	142	—	40,142
Company A	5,000	—	(4,568)	432
Company B	5,000	—	(5,000)	—
Company C	8,470	575	—	9,045
Company D	3,000	458		3,458
Company E	2,000	—	—	2,000
Others	5,500	921	(2,500)	3,921
December 31, 2025	68,970	2,096	(12,068)	58,998

The Group invested in the preferred shares of multiple private companies that provide the Group with redemption rights, the investment of which are accounted for at fair value. A loss of RMB 8.1 million, a loss of RMB 4.8 million and a gain of RMB 0.4 million resulted from the change in fair value were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2023, 2024 and 2025, respectively. Refer to Note 2(e) for the valuation approach and key inputs for the determination of the fair value of the Group’s investments accounted for at fair value.

(i) The fair value of the investment in Hangzhou Jialin and its related entities was RMB 41 million, RMB 40 million and RMB 40 million as of December 31, 2023, 2024 and 2025. RMB 1 million fair value gain, RMB 0.9 million fair value loss and RMB 0.06 million fair value gain of investment in Hangzhou Jialin and its related entities were recognized in “Long-term investment income/(loss), net” for the years ended December 31, 2023, 2024 and 2025, respectively.

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2024 and 2025:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

VAT payable	2,335	3,466
Enterprise income taxes payable	—	24
Withholding individual income taxes for employees	65	51
Others	248	554
Total	2,648	4,095

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2024 and 2025:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

Accrued professional fees	5,541	5,477
Accrued promotion fees	1,477	882
Accrued employee welfare expense, meal and travel expense	1,427	285
Guarantee deposits	880	180
Withholding employees’ social insurance and housing fund	927	843
Others	4,851	4,663
Total	15,103	12,330

12. Borrowings

As of December 31, 2024 and 2025, the contractual maturities of the borrowings are all within one year.

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

Short-term bank loan	10,000	19,950
Total	10,000	19,950

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

In November 2025, Beijing Dake entered into a RMB 6.00 million 160-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.20% and was guaranteed by a subsidiary of the Group. RMB 6.00 million was scheduled to be paid off on April 15, 2026 according to the borrowing contract.

In November 2025, Shanghai Haike entered into a RMB 1.00 million 160-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.00% and was guaranteed by a subsidiary of the Group. RMB 1.00 million was scheduled to be paid off on April 15, 2026 according to the borrowing contract.

In November 2025, Beijing Duoke entered into a RMB 3.00 million 160-day short-term borrowing contract with a bank at a fixed borrowing rate of 4.20% and was guaranteed by a subsidiary of the Group. RMB 3.00 million was scheduled to be paid off on April 15, 2026 according to the borrowing contract.

In December 2025, Beijing Duoke entered into a RMB 9.95 million 31-day short-term borrowing contract with a bank at a fixed borrowing rate of 2.25% and was guaranteed by a time deposit of the Group amounted to RMB 10 million. RMB 9.95 million was paid off on January 30, 2026 according to the borrowing contract.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Leases

The Group has office space under non-cancelable operating lease agreements.

A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 are as follows:

	December 31,	December 31,
	2024	2025
	RMB‘000	RMB‘000
Operating lease right-of-use asset	18,606	19,548
Operating lease liabilities-current	(7,860)	(8,078)
Operating lease liabilities-non-current	(11,743)	(11,426)
Total operating lease liabilities	(19,603)	(19,504)
Weighted average remaining lease term	2.16 years	2.47 years
Weighted average discount rate	4.75%	4.75%

A summary of lease cost recognized in the Group’s consolidated statements of comprehensive income/(loss) are as follows:

	December 31,	December 31,
	2024	2025
	RMB‘000	RMB‘000
Other information
Operating lease cost	9,024	8,890
Short-term lease cost	761	313
Total	9,785	9,203

A summary of supplemental cash flow information related to leases are as follows:

	December 31,	December 31,
	2024	2025
	RMB‘000	RMB‘000
Cash payments for operating leases	10,003	8,849
Right-of-use assets obtained in exchange for lease obligations	—	9,231

A summary of maturity of operating lease liabilities under the Group’s operating leases as of December 31, 2024 is as follows:

December 31,
2025
RMB‘000
2026	8,592
2027	8,258
2028	4,121
Total lease payment	20,971
Less: interest	(1,467)
Present value of operating lease liabilities	19,504

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Ordinary Shares

In December 2018, the Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each. One ordinary share was issued upon inception. Pursuant to the amended and restated memorandum of association of the Company passed by a special resolution of an extraordinary general meeting of the Company on September 8, 2025, the authorized share capital of the Company changed to US$100,000,000 divided into 1,000,000,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 960,783,460,000 Class A Ordinary Shares of par value of US$0.0001 each; (b) 960,827,000 Class B Ordinary Shares of par value of US$0.0001 each; (c) 1,000,000,000 Class C Ordinary Shares of par value of US$0.0001 each; and (d) 37,255,713,000 undesignated shares with a par value of US$0.0001 each, of such class or classes (however designated) as the board of directors may determine in accordance with the articles of the Company.

On August 19, 2025, the Company has repurchased all 54,958,400 Class B ordinary shares held by Palopo Holding Limited and beneficially owned by Mr. Feng, the Company’s chief executive officer and the chairman of the Board, at US$0.0001 per share (the “Repurchase Price”). Immediately prior to the repurchase of Class B ordinary shares, the Company issued 54,958,400 Class C ordinary shares to Palopo Holding Limited for a price equal to the Repurchase Price. The Class C ordinary shares have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class C ordinary shares shall be entitled to 100 votes per share on all matters submitted to shareholder vote. This issuance of the newly created Class C ordinary shares is an initiative by the board to protect the Company’s interests and strengthen corporate stability. The issuance of Class C ordinary shares has been approved by the Company’s audit committee and board of directors.

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

There were 907,346,745 Class A ordinary shares, 41,124,300 Class B ordinary shares, and 54,958,400 Class C ordinary shares issued as of December 31, 2025, and 890,822,377 Class A (excluding 16,484,425 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of awards granted under the 2019 Incentive Plan), 41,124,300 Class B ordinary shares and 54,958,400 Class C ordinary shares outstanding respectively, as of December 31, 2025.

In addition, the outstanding ordinary shares included 27,507,989 and 27,507,989 share options under the 2019 incentive plan as of December 31, 2024 and 2025, which were deemed as ordinary shares from accounting’s perspective as they were granted on September 7, 2019 to replace vested restricted share units of the same amount under the 2014 and 2016 incentive plan, and those vested restricted share units had been deemed as ordinary shares previously. The details are set forth in Note 17 Share-based Compensation.

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

For the year ended December 31, 2022 through 2025, the Group had no additional treasury shares repurchased. A total of 19,027,882 treasury shares have been issued for the exercise of share-based awards with the remaining number of treasury shares under the share repurchase program amounting to 614,943.

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

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2021 through 2025 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2025.

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
(Loss)/income before income tax expense
(Loss)/income from Chinese mainland operations	(82,384)	(136,069)	15,189
Loss from non-Chinese mainland operations	(6,905)	(4,654)	(3,740)
Total (loss)/income before income tax expense from continuing operations	(89,289)	(140,723)	11,449
Income tax expense/(benefit) applicable to Chinese mainland operations
Current tax	(42)	64	21
Deferred tax	—	—	—
Total income tax expense/(benefit) applicable to Chinese mainland operations	(42)	64	21
Total income tax expense/(benefit) from continuing operations	(42)	64	21

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income Taxes (Continued)

Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2023, 2024 and 2025 are as below:

	For the year ended December 31,
	2023	2024
	%	%
Statutory EIT rate	25.00	25.00
Effect of non-deductible expenses/(gain) (1)	(1.87)	(0.18)
Tax incentives for research and development expense (2)	11.32	2.23
Tax incentives for wages of disabled staff	0.05	0.02
Preferential tax rate	0.62	0.19
Change in valuation allowance	(33.14)	(26.59)
Tax rate difference from statutory rate in other jurisdictions	(1.93)	(0.72)
Effective income tax rate	0.05	(0.05)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective tax rate is as follows (in thousands, except percentages):

	Year Ended December 31, 2025
	Amount	Percent
	RMB’000%
Statutory Rate:	2,862	25.00
Foreign Tax Effects
Cayman
Statutory tax rate difference between Cayman and Chinese mainland	748	6.53
Hongkong
Changes in valuation allowances	183	1.60
Other foreign jurisdictions	4	0.03
Changes in Valuation Allowance	(1,997)	(17.44)
Nontaxable or Nondeductible Items:
Tax incentives for research and development expense (2)	(2,873)	(25.10)
Effect of non-deductible expenses/(gain) (1)	1,260	11.01
Tax incentives for wages of disabled staff	(30)	(0.26)
Other	(136)	(1.19)
Effective Tax Rate	21	0.18

Note: In 2025, the Group paid RMB 6.5 thousand in income taxes (net of refunds received) in the Chinese mainland and Nill in income taxes in jurisdictions outside of the Chinese mainland.

(1)	Primarily comprised of share-based compensation expenses/(gain) which are permanent differences.
(2)	According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group’s subsidiaries are entitled to tax incentives for research and development expenses at 200% of tax-deductible research and development expenses from October 1, 2022 to December 31, 2025.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income Taxes (Continued)

Composition of deferred tax assets and liabilities

Deferred taxes arising from PRC subsidiaries, the VIE and the VIE’s subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group’s deferred tax assets and liabilities consist of the following components:

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Deferred tax assets - non‑current:
—Net operating tax losses carry forwards	67,468	56,444
—Allowances of doubtful accounts	16,108	4,897
— Investment loss	7,263	7,517
—Others	2,550	3,771
Total deferred tax assets	93,389	72,629
Less: valuation allowance	(93,237)	(69,276)
Total deferred tax assets, net	152	3,353

Deferred tax liabilities - non‑current:
— Unrealized investment gain and others	(152)	(3,353)
Total deferred tax liabilities	(152)	(3,353)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, retained earnings, existence of taxable temporary differences and reversal periods.

As of December 31, 2025, the group has incurred accumulated tax losses of RMB 366 million, decreased from RMB 417 million as of December 31, 2024. The tax losses of the Group expire over different times intervals depending on local jurisdiction. As Beijing Duoke is recognized as HNTE, according to tax legislation released in 2018, the expiration year for tax losses has been extended from five years to ten years. Of these net tax losses carryforwards, RMB 53 million, RMB 50 million, RMB 27 million, RMB 12 million and RMB 224 million will expire in 2026, 2027, 2028,2029 and after 2029, respectively, if not utilized. As of December 31, 2025, the Group has provided valuation allowance for the deferred tax assets amounted to RMB69 million as the Group believes that it is more likely than not that such net accumulated tax losses and deductible temporary differences will not be utilized in the future.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation

2019 Incentive Plan

In September 2019, the Company adopted a share incentive plan (“2019 Incentive Plan”). The 2019 Incentive Plan permits the awards of options and the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 137,186,000, 91,548,120 restricted share units including both vested and unvested restricted share units under the 2014 and 2016 incentive plan adopted by the Group before the Reorganization set forth in Note 1 (b) were cancelled concurrently upon the adoption of the 2019 Incentive Plan, and each participant of the 2014 and 2016 incentive plan is expected to receive corresponding grants with similar terms except for the exercise price of US$ 0.0001 and the performance condition added as disclosed below under the 2019 Incentive Plan. The cancellation of the 2014 and 2016 incentive plans accompanied by the grant of a replacement award under 2019 Incentive Plan is accounted for as a modification of the terms of the cancelled award. Refer to Note 2 (s) for the accounting policy for such modification. The incremental value for the modification was nil. Under the 2019 Incentive Plan, the Company granted 875,004, 84,256 and Nil share options for the years ended December 31, 2023, 2024 and 2025, respectively, to certain directors and senior management.

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

The Company uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated with the following assumptions:

	For the year ended December 31,
	2023	2024	2025
Expected volatility	53.06%	53.87%	—
Expected dividend yield	—	—	—
Contractual term (in year)	10	10	—
Risk-free interest rate	3.77%	4.22%	—

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Share-based Compensation (Continued)

The following table presents a summary of the Group’s share options activities for the years ended December 31, 2023,2024 and 2025:

		Weighted		Weighted average
		average exercise	Aggregate intrinsic	remaining
	Number of	price US$ per	value	contractual
	shares	share	US$	years
Outstanding at December 31, 2022	94,028,978	0.0001	3,881,516	7.53
Granted during the year	875,004	0.0001	—	—
Exercised during the year	(674,082)	0.0001	—	—
Forfeited during the year	(5,074,304)	0.0001	—	—
Outstanding at December 31, 2023	89,155,596	0.0001	1,997,085	6.62
Granted during the year	84,256	0.0001	—	—
Exercised during the year	(10,243,525)	0.0001	—	—
Forfeited during the year	(3,221,189)	0.0001	—	—
Outstanding at December 31, 2024	75,775,138	0.0001	477,368	5.62
Granted during the year	—	0.0001	—	—
Exercised during the year	(1,519,000)	0.0001	—	—
Forfeited during the year	(437,500)	0.0001	—	—
Outstanding at December 31, 2025	73,818,638	0.0001	702,739	4.62
Exercisable at December 31, 2025	73,486,232

The weighted average grant date fair value of share options granted for the years ended December 31, 2023, 2024 and 2025 were RMB 0.27, RMB 0.11 and Nil, respectively. For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized for share options granted were expenses RMB 4.67 million, gain RMB 0.18 million and expenses RMB 0.01 million, respectively. 674,082, 10,243,525 and 1,519,000 share options granted were exercised for the years ended December 31, 2023, 2024 and 2025, respectively. The gain was primarily attributable to the reversal of SBC expenses resulting from strategic workforce realignment.

As mentioned above, certain vested restricted share units under the 2014 and 2016 incentive plans have been replaced by the same amount of share options (“Replacement Share Options”) granted on September 7, 2019 under the 2019 Incentive Plan, which were vested immediately upon the grant. Before the modification, those vested restricted share units were deemed as ordinary shares from the accounting’s perspective. As a result, the corresponding Replacement Share Options were continuously deemed as ordinary shares in the consolidated statements of changes in shareholders’ equity, as they had no vesting conditions or contingencies upon the grant and were issuable for little to no consideration. Options subsequently granted under the 2019 Incentive Plan, regardless vested or not, were viewed as options until they are exercised. Among the 674,082, 10,243,525 and 1,519,000 share options legally exercised in 2023,2024 and 2025, there were nil, nil and nil shares of Replacement Share Options included.

As of December 31, 2025, the unrecognized share-based compensation expense related to unvested share options granted was RMB 0.04 million. Total unrecognized share-based compensation expenses is expected to be recognized over a weighted average period of 0.63 years.

The aggregate number of Class A ordinary shares available for future grant under the 2019 Incentive Plan was 19,177,979 as of December 31, 2025.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Basic and Diluted Net Income/(Loss) Per Share

Basic and diluted net income/(loss) per share for the years ended December 31, 2023, 2024 and 2025 have been calculated in accordance with ASC 260 as follows:

	For the years ended
	December 31,
	2023	2024	2025
Net (loss)/income per ordinary share – basic:
Numerator (RMB’000):
Net (loss)/income attributable to 36Kr Holdings Inc.	(89,247)	(140,787)	11,428
Net (income)/loss attributable to non-controlling interests	(733)	4,160	(262)
Net (loss)/income attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(89,980)	(136,627)	11,166
Denominator:
Weighted average number of ordinary shares outstanding	1,043,057,081	1,054,310,601	1,058,471,312
Denominator used in computing net (loss)/income per share - basic	1,043,057,081	1,054,310,601	1,058,471,312
Net income/(loss) per ordinary share: - basic (RMB)	(0.086)	(0.130)	0.011

Net (loss)/income per ordinary share - diluted:
Numerator (RMB’000):
Net (loss)/income attributable to ordinary shareholders of 36Kr Holdings Inc.-basic	(89,980)	(136,627)	11,166
Net (loss)/income attributable to ordinary shareholders - diluted	(89,980)	(136,627)	11,166
Denominator:
Denominator used in computing net (loss)/income per share - basic	1,043,057,081	1,054,310,601	1,058,471,312
Share-based awards	—	—	1,551,776
Denominator used in computing net (loss)/income per share - diluted	1,043,057,081	1,054,310,601	1,060,023,088
Net (loss)/income per ordinary share – diluted (RMB)	(0.086)	(0.130)	0.011

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2023 and 2024, as the Company was in a loss position, the effect of share-based compensation was anti-dilutive. For the year ended December 31, 2025, the dilutive effect of share-based compensation is considered due to the net income achieved. and the incremental shares were computed in the diluted income per share.

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

Capital and other commitments

The Group has no capital commitments or other commitments as of December 31, 2025.

(b) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2025, there are not major legal or administrative proceedings individually and in the aggregate, which the Group expects would have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

20. Related Party Transactions

In 2023, 2024 and 2025, the Group earned revenue for providing advertising and enterprise value-added services to Beijing Sanke Information Technology Co., Ltd.(“Beijing Sanke”), an associate of the Group, amounted to approximately RMB1.0 million RMB 0.08 million and Nil, respectively. As of December 31, 2023, 2024 and 2025, the amount due from Beijing Sanke were RMB 0.05 million, RMB 0.04 million and RMB 0.04 million,respectively.

In 2023, 2024 and 2025, the Group purchased video production services from Shanghai Xuanke, an associate of the Group, amounted to RMB 49 thousand, RMB 0.5 million and RMB 0.3 million, respectively. In 2023, 2024 and 2025, the Group earned revenue for providing advertising services to Shanghai Xuanke, amounted to approximately RMB0.5 million, RMB2.7 million and RMB 1.0 million. As of December 31, 2023, 2024 and 2025, the amount due to Shanghai Xuanke were RMB 0.2 million, RMB 0.3 million and RMB 1.2 million, respectively.

In 2023, 2024 and 2025, the Group purchased overseas related content production services from Jijingzhiyu, an associate of the Group, amounted to RMB 0.1 million, RMB 0.4 million and RMB 0.3 million, respectively. As of December 31, 2023, 2024 and 2025, the amount due to Jijingzhiyu were RMB 99 thousand, RMB 0.4 million and RMB 0.1 million, respectively.

In 2024, the Group invested RMB 3.95 million to Wenzhou Qingke No.1 Venture Capital Partnership Enterprise (Limited Partnership) (“Wenzhou Qingke”) to acquire 79% equity interests of Wenzhou Qingke, which the Group recognized as equity investments using the equity method. In October 2024, the Group partially disposed 41,139 shares of Sharetimes to Wenzhou Qingke with a cash consideration of RMB 3.95 million. In 2025, the Group invested an additional RMB 5.0 million in Wenzhou Qingke. In July 2025, the Group disposed an equity investment using the measurement alternative of RMB 3 million to Wenzhou Qingke with a cash consideration of RMB 3 million.

In 2025, the Group outsourced advertising and enterprise value-added services to Beijing Pengke Information Technology Co., Ltd. (“Beijing Pengke”), an associate of the Group, amounted to approximately RMB2.3 million. As of December 31, 2025, the amount due to Beijing Pengke were RMB 0.3 million.

In 2025, the Group earned revenue for providing advertising and branding resources to Beijing Pengke, an associate of the Group, amounted to approximately RMB0.2 million. As of December 31, 2025, the amount due from Beijing Pengke were RMB 0.1 million.

In 2025, the Group outsourced advertising and enterprise value-added services to Beijing Zhisheng Future Information Technology Co., Ltd. (“Beijing Zhisheng”), an associate of the Group, amounted to approximately RMB0.9 million. As of December 31, 2025, the amount due to Beijing Zhisheng were RMB 0.4 million.

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, the VIE and the VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which the restricted portion amounted to approximately RMB 123.33 million and RMB 116.31 million as of December 31, 2024 and 2025, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company’s shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Company’s subsidiaries, the VIE and the subsidiaries of the VIE to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the year ended December 31, 2023, 2024 and 2025.

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

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Subsequent Event

In March 2026, the Group amended the 2019 Share Incentive Plan to increase the maximum aggregate number of ordinary shares to 296,556,000.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2025.

Condensed Balance Sheet

	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000

Current assets:
Cash and cash equivalents	10,936	9,683
Amount due from inter-company entities	535	523
Receivables due from related parties	54	53
Prepayments and other current assets	74	21
Non-current assets:
Investments in subsidiaries, VIE and subsidiaries of VIE	131,416	144,841
Total assets	143,015	155,121
Current liabilities:
Amount due to inter-company entities	21,878	23,444
Accrued liabilities and other payables	3,124	2,885
Total liabilities	25,002	26,329
Commitments and Contingencies (Note 19)
Shareholders’ equity：
Class A ordinary shares (US$0.0001 par value per share; 4,903,917,300 shares authorized, 907,346,745 shares issued and 906,731,802 shares outstanding as of December 31, 2024; 960,783,460,000 shares authorized, 907,346,745 shares issued and 907,306,802 shares outstanding as of December 31, 2025)	628	628
Class B ordinary shares (US$0.0001 par value per share; 96,082,700 shares authorized, 96,082,700 shares issued and outstanding as of December 31, 2024; 960,827,000 shares authorized, 41,124,300 shares issued and outstanding as of December 31, 2025, respectively)	66	28
Class C ordinary shares (US$0.0001 par value per share; 11,000,000,000 shares authorized, 54,958,400 shares issued and outstanding as of December 31, 2025)	—	38
Additional paid-in capital	2,057,363	2,056,895
Treasury stock (US$ 0.0001 par value; 3,176,411 shares and 2,601,411 shares as of December 31, 2024 and 2025, respectively)	(2,865)	(2,367)
Accumulated deficit	(1,932,258)	(1,921,092)
Accumulated other comprehensive loss	(4,921)	(5,338)
Total 36Kr Holdings Inc.’s shareholders’ equity	118,013	128,792
Total liabilities and shareholders’ equity	143,015	155,121

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Condensed Financial Information of the Company (Continued)

Condensed Statement of Operations and Comprehensive Income/(Loss)

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Revenue
Net revenue	—	—	3,571
Operating expenses:
General and administrative expenses	(7,832)	(5,014)	(6,861)
Total operating expenses	(7,832)	(5,014)	(6,861)
Loss from operations	(7,832)	(5,014)	(3,290)
Other (expenses)/income:
Share of (loss)/income from subsidiaries, VIE and subsidiaries of VIE	(83,098)	(132,654)	14,157
Interest income	432	661	316
Interest expense	(12)	(24)	(17)
Others, net	530	404	—
(Loss)/Income before income tax	(89,980)	(136,627)	11,166
Income tax expenses	—	—	—
Net (loss)/income	(89,980)	(136,627)	11,166
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(89,980)	(136,627)	11,166

Condensed Statement of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	(4,078)	(10,288)	(359)
Net cash used in investing activities	(10,624)	10,624	—
Net cash provided by/(used in) financing activities	—	—	—
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	1,020	917	(894)
Net (decrease)/ increase in cash and cash equivalents	(13,682)	1,253	(1,253)
Cash and cash equivalents at beginning of the year	23,365	9,683	10,936
Cash and cash equivalents at end of the year	9,683	10,936	9,683