Form 20-F/A
period 2025-12-31
36Kr Holdings Inc.
filed 2026-05-19
CIK 1779476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Yes ☐                    No ☐

Auditor Name	Auditor Location	Auditor Firm ID
PricewaterhouseCoopers Zhong Tian LLP	Beijing, the People’s Republic of China	1424

EXPLANATORY NOTE

36Kr Holdings Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2026 (the “Original Filing”). This Amendment No. 1 is being filed solely to amend and restate in its entirety (i) “Item 3 - D. Risk Factors,” (ii) “Item 10 - B. Memorandum and Articles of Association,” and (iii) “Item 19. Exhibits” of the Original Filing. Specifically, the Exhibit Index is being amended to (a) incorporate by reference a corrected version of the Company’s Fourth Amended and Restated Memorandum and Articles of Association, which was filed as Exhibit 3.1 to the Company’s Report on Form 6-K/A on May 19, 2026, and (b) file herewith a corrected version of the Company’s 2019 Share Incentive Plan, as amended and approved by the Board on March 14, 2026.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 23, 2026. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 23, 2026.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

ITEM 3.	KEY INFORMATION

3.D. Risk Factors

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

Risks Related to Our Business and Industry

•	Due to the rapidly evolving market in which we operate, it is difficult to evaluate our business. We cannot guarantee historical performance is indicative of future results of operations. For details, see page 4 of this annual report.

•	We are subject to risks associated with operating in the rapidly evolving New Economy sectors. For details, see page 5 of this annual report.

•	The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business. For details, see page 5 of this annual report.

•	If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected. For details, see page 5 of this annual report.

•	We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit. For details, see page 6 of this annual report.

•	Our business could suffer if we are unable to retain or hire quality in-house writers and editors. For details, see page 6 of this annual report.

•	Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations. For details, see page 6 of this annual report.

•	Our business, prospects and financial results may be affected by our relationship with third-party platforms. For details, see page 6 of this annual report.

•	If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 6 of this annual report.

•	If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected. For details, see page 7 of this annual report.

•	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy. For details, see page 7 of this annual report.

Risks Related to Our Corporate Structure

•	There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to penalties or be forced to relinquish our interests in the VIE. For details, see page 20 of this annual report.

•	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page 21 of this annual report.

•	We rely on contractual arrangements with the VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business. For details, see page 24 of this annual report.

Risks Related to Doing Business in China

•	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of the ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs. For details, see page 22 of this annual report.

•	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 24 of this annual report.

•	The enforcement of laws, and changes in policies, laws and regulations in China, could adversely affect us. For details, see page 26 of this annual report.

•	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 26 of this annual report.

•	Certain judgments obtained against us by our shareholders may not be enforceable in China. For details, see page 27 of this annual report.

•	Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For details, see page 27 of this annual report.

Risks Related to the ADSs

•	We believe that we were likely a passive foreign investment company (“PFIC”) for 2025, and due to the current trading prices of the ADSs there is a significant risk that we will be a PFIC for 2026 and possibly future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares. For details, see page 42 of this annual report.

•	We have not maintained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq. If we continue to fail to meet this requirement and Nasdaq determines to delist the ADSs, the delisting would adversely affect the market liquidity of the ADSs and the market price of the ADSs could decrease. For details, see page 36 of this annual report.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 35 of this annual report.

•	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 36 of this annual report.

•	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. For details, see page 37 of this annual report.

•	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page 37 of this annual report.

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

We commenced our operations as a stand-alone company when we were incorporated by Beijing Xieli Zhucheng Finance Information Service Co., Ltd., or Xieli Zhucheng, in December 2016. Since then we have achieved rapid growth in terms of user traffic, customer base and revenues. However, due to the rapidly evolving market in which we operate, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that the companies in the evolving market in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

•	enrich New Economy-focused content offerings;

•	maintain, strengthen and diversify content distribution channels;

•	retain existing users on, and attract new users to, our platforms;

•	offer comprehensive business services tailored to enterprises’ needs throughout their lifecycles;

•	attract, retain and motivate talented in-house content creation teams;

•	maintain stable relationships with third-party professional content providers;

•	develop and implement successful monetization strategies;

•	increase brand awareness through marketing and branding activities;

•	upgrade existing technology and infrastructure and develop new technologies;

•	successfully compete with other companies that are currently in, or may in the future enter, our industry; and

•	adapt to the evolving regulatory environment.

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

We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB122.2 million in 2023, net cash used in operating activities of RMB33.0 million in 2024, and net cash provided by operating activities of RMB19.0 million (US$2.7 million) in 2025. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the New Economy-focused business services market.

•	our future profitability, overall financial condition, results of operations and cash flows.

•	general market conditions for capital raising activities by New Economy and other Internet companies in China; and

•	economic, political and other conditions in China and internationally.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services and other foreign prohibited services or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and the VIE;

•	imposing fines, confiscating the income from our PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to be considered the primary beneficiary of the VIE for accounting purposes;

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

ITEM 10.	ADDITIONAL INFORMATION

10.B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our fourth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.1 to the Form 6-K/A (File Number 001-39117), filed with the SEC on May 19, 2026. Shareholders of the Company adopted our fourth amended and restated memorandum and articles of association at the EGM on September 8, 2025, which became effective immediately.

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

Conversion. Class B ordinary shares and Class C ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares or Class C ordinary shares under any circumstances. Furthermore, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares. Upon any sale, transfer, assignment or disposition of Class B or Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B or Class C ordinary shares as a result of which any person who is not an affiliate of the holder becomes a beneficial owner of such Class B or Class C ordinary shares, such Class B or Class C ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

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

ITEM 19.	Exhibits

Exhibit Number	Description of Document
1.1	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the Form 6-K/A (File No. 001-39117), as amended, filed with the SEC on May 19, 2026)

2.1	Form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

2.4	Description of Securities Registered Under Section 12 of the Exchange Act, previously filed on Form 20-F, dated April 29, 2021 and incorporated herein by reference

4.1*	2019 Share Incentive Plan, as amended, filed as an exhibit to this Annual Report on Form 20-F/A

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.3	Form of Employment Agreement between the Registrant its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.4	Amended and Restated Shareholders Agreement, dated September 25, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.5	English translation of Data Sharing Agreement between Beijing Duoke Information Technology Co., Ltd. and Beijing Venture Glory Information Technology Co., Ltd., dated June 25, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.6	English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated August 2, 2019 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.7	English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.8	English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number	Description of Document
4.9	English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.10	English translation of Power of Attorney, from Beijing Xieli Zhucheng Finance Information Services Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.11	English translation of Power of Attorney, from Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.12	English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.13	English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.14	English translation of Power of Attorney, from Beijing Gebi Lvzhou Angel Investment Center (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.15	English translation of Power of Attorney, from Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.16	English translation of Power of Attorney, from Beijing Wentou Wuyu Investment Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.17	English translation of Power of Attorney, from Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated August 2, 2019 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

4.18	English translation of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd, dated November 4, 2022 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.19	English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

Exhibit Number	Description of Document
4.20	English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.21	English translation of Power of Attorney, from Tianjin Zhanggongzi Technology Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.22	English translation of Power of Attorney, from Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.23	English translation of Power of Attorney, from Ningbo Meishan Baoshui Gangqu Tianhong Lvyan Investment Management Partnership (L.P.) to Beijing Dake Information Technology Co., Ltd., dated November 4, 2022 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-39117) filed with the SEC on April 26, 2023)

4.24	English translation of Share Subscription and Shareholders Agreement in respects of Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

4.25	English translation of Share Transfer Agreement between Beijing Duoke Information Technology Co. Ltd. and Hangzhou Jialin Information Technology Co., Ltd., dated October 31, 2021, previously filed on Form 20-F, dated April 25, 2022 and incorporated herein by reference

8.1	List of Significant Subsidiaries and VIE of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234006), as amended, initially filed with the SEC on September 30, 2019)

11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No.001-39117) filed with the SEC on April 17, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2†	Consent of Jingtian & Gongcheng, the Company’s PRC Legal Adviser

97	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F (File No.001-39117) filed with the SEC on April 25, 2024)

Exhibit Number	Description of Document
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

† Previously filed with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

36Kr Holdings Inc.

	By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

Date: May 19, 2026